Exhibit 15.2
Championing A relationship bank for a digital world potential NatWest Group plc 2022 Annual Report on Form 20-F - Exhibit 15.2

We are driven by our purpose and enabled by our strategy. We remove barriers to create strong enterprises. We turn ambition into action to help tackle climate change. And we build financial capability through learning. By supporting our customers at every stage of their lives, we can build long-term value, invest for growth, make a positive contribution to society and drive sustainable returns for shareholders. Championing potential A relationship bank for a digital world NatWest Group | 2022 Annual Report on Form 20-F 1

Financial performance

Our purpose underpinned by our financial strength

In an uncertain environment, we delivered a strong financial performance while also supporting our customers, responsibly growing our lending and making significant investments to transform the bank.

Strong financial performance

Income

£13,156m

(2021: £10,429m)

Operating expenses

£7,687m

(2021: £7,758m)

Profit before tax

£5,132m

(2021: £3,844m)

Profit attributable to shareholders

£3,340m

(2021: £2,950m)

We delivered a strong financial performance and achieved our targets. Total income increased by £2,727 million, or 26.1%, and return on tangible equity was 12.3%.

Operating expenses of £7,687 million were £71 million, or 0.9% lower compared with 2021. Other operating expenses, for the Go-forward group[(1)], were £201 million, or 2.9% lower than 2021, in line with our cost reduction target of around 3%[(2)]. We have made good progress on our phased withdrawal from the Republic of Ireland.

Our net impairment charge of £337 million for 2022 principally reflects revisions of scenario weightings, with levels of default remaining low.

(1) Go-forward group excludes Ulster Bank RoI and discontinued operations.
(2) Go-forward group expenses excluding litigation and conduct costs were £6,648 million (2021 – £6,849 million).

Robust balance sheet

Net lending to customers

£366.3bn

(2021: £359.0bn)

Customer deposits

£450.3bn

(2021: £479.8bn)

Net lending to customers increased by £7.3 billion, 2.0%, with growth balanced across the bank. Mortgage growth continued and wholesale lending was strong. We provided £24.5 billion of climate and sustainable funding and financing in 2022, bringing the cumulative contribution to £32.6 billion against our target to provide £100 billion between 1 July 2021 and the end of 2025 (1).

Customer deposits decreased by £29.5 billion, or 6.1% principally reflecting a reduction in Commercial & Institutional, particularly non-operational accounts in Financial Institutions and professional services with relatively low margin and funding value, and a £12.2 billion reduction due to our withdrawal from the Republic of Ireland.

(1) The guidance, targets, expectations, and trends discussed in this section represent NatWest Group plc management's current expectations and are subject to change, including as a result of the factors described in the Risk Factors section of the 2022 NatWest Group plc Annual Report on Form 20-F. These statements constitute forward-looking statements. Refer to Forward-looking statements in this document.

Strong capital generation supports substantial distributions

CET1 ratio

14.2%[(1)]

(2021: 18.2%)

Total capital returned to shareholders

£5.1bn[(2)]

(2021: £3.8bn)

RWAs

£176.1bn[(1)]

(2021: £157.0bn)

Dividend per share (paid and proposed)

30.3p

(2021: 10.5p)

The common equity tier 1 (CET1) ratio remains robust at 14.2%, or 14.0% excluding IFRS 9 transitional relief. Risk-weighted assets (RWAs) of £176.1 billion decreased by £0.2 billion compared with 1 January 2022[(1)] as lending growth and model changes were offset by disposal activity in Ulster Bank RoI.

A final dividend of 10.0 pence per share is proposed, and we intend to commence an ordinary share buyback programme of up to £800 million in the first half of 2023, taking total distributions deducted from capital in the year to £5.1 billion, or 53 pence per share.

(1) On 1 January 2022 the proforma CET1 ratio was 15.9% and RWAs were £176.3 billion following regulatory changes.
(2) Paid and proposed.

2 **NatWest Group** | 2022 Annual Report on Form 20-F

Operational highlights

Delivering on income growth, efficiency and capital returns

	2022	2021	2020
Growth			
Loans to customers – amortised cost	**£366.3bn**	£359.0bn	£360.5bn
AUM net new money	**£2.0bn**	£3.0bn	£1.5bn
Gross new mortgage lending in Retail Banking	**£41.4bn**	£36.0bn	£31.5bn
Percentage of customers exclusively using digital channels to interact with us			
Retail Banking	**63%**	60%	58%
Simplification			
Operating expenses	**£7,687m**	£7,758m	£7,858m
Artificial intelligence – Retail Banking conversations with Cora our virtual assistant	**10.4m**	10.7m	8.4m
Video banking interactions (2022 for the year and 2021/2020 per week)	**0.33m**	10,200	3,300
Capital			
Dividend per share (paid and proposed)	**30.3p**	10.5p	3p
Total dividend (paid and proposed)	**£3.1bn**	£1.2bn	£0.4bn
Directed buyback	**£1.2bn**	£1.1bn	–
On-market buyback[1]	**£0.8bn**	£1.5bn	–
Total capital returned to shareholders	**£5.1bn**	£3.8bn	£0.4bn
Risk-weighted assets (RWAs)	**£176.1bn**	157.0bn	170.3bn
CET1 ratio	**14.2%**	18.2%	18.5%
Return on tangible equity (2)	**12.3%**	9.4%	(2.4%)

(1) Included in the year proposed
(2) Refer to the Non-IFRS financial measures section of the Annual Report on Form 20-F for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

NatWest Group | 2022 Annual Report on Form 20-F 3

2022 proved to be another extraordinary year. The UK inflation rate reached a 40-year high, and Russia’s invasion of Ukraine not only inflicted devastation on the country and its people, but also led to volatility in energy and financial markets, as well as heightened costs and uncertainty for businesses and consumers around the world. In response to the surge in inflation, the Bank of England’s Monetary Policy Committee voted to increase the Bank Rate from 0.5% in February 2022 to 3.5% in December 2022. Against a difficult and uncertain economic backdrop, NatWest Group delivered a strong financial performance in 2022. We saw continued growth in our lending and progress against our strategy. The bank’s share price rose by 17.5% over the year, outperforming our major UK competitors, while during 2022 the UK Government’s shareholding fell from 53% to 46%. Clearly, the outlook for 2023 remains challenging, with declines in economic activity expected and a further tightening of consumer spending and real incomes. Indications of weakening housing market activity are also emerging. The UK labour market, however, remains strong, with the unemployment rate at 3.7%(1). As a bank with 19 million customers in the UK – and an employer of around 60,000 people worldwide – we know that many are worried about this economic outlook and its impact on their own financial situation. In the Stakeholder focus area of this report (pages 42–43) we explain the work we have been doing to help our customers, especially those in vulnerable situations, to navigate through this difficult period. ‘The bank’s financial strength, and that of our business segments, allowed us to grow our lending throughout 2022, while investing to create a simpler and better banking experience for our customers.’ Howard Davies Chairman £5.1 billion shareholder distributions paid and proposed for 2022 Dividend per share (paid and proposed) 30.3p per share Resilient for Chairman’s statement the long term (1) UK labour market overview in January 2023. 4 NatWest Group | 2022 Annual Reporton Form 20-F NatWest Group has a high-quality, well-diversified loan book where we are not yet seeing any material signs of deterioration, and credit losses remain low. However, we continue to monitor customer activity and behaviours closely for signs of stress, taking action where appropriate.

Our strong financial performance, continued capital generation and robust balance sheet mean that we are able to stand alongside customers, colleagues and communities; providing practical, proactive support as they face into this challenging economic environment. The bank’s financial strength, and that of our business segments, allowed us to grow our lending throughout 2022, while investing to create a simpler and better banking experience for our customers. Looking back at the three years since we set out our purpose-led strategy, there is a strong track record of success. The Board is fully supportive of our strategy: building on the progress we have made; diversifying our business in order to generate sustainable growth and returns through the economic cycle. In total, we paid and proposed £5.1 billion of capital returns to shareholders in 2022. As well as paying a £364 million interim dividend and a £1.0 billion final dividend, we paid a special dividend of £1.75 billion along with a share consolidation. We were also pleased to complete our second directed buyback of £1.2 billion of UK Government shares in March 2022 and we maintain capacity to do more in future. In addition, we completed our second £750 million on-market buyback announced in February 2022 and we will consider further buybacks of that kind. The drop in the UK Government’s shareholding to below 50% for the first time since the financial crisis was a significant moment. While it had no material effect on the way the bank operates, it was an important milestone, underlining the progress we have made. NatWest Group’s strong financial performance has been reflected in the bonus pool for 2022, which has increased from the previous year as our profits rose, while we continue to demonstrate restraint given the market conditions. We kept pay under review through 2022 as the increasing cost of living impacted our people. We focused support on those colleagues working in lower-paid roles, with a permanent pay rise in September 2022 and a one-off cost of living payment announced in December 2022. We also agreed a 2023 pay package which was supported by our employee representatives and their members, and which recognises the impact inflation is having on spending power, with many colleagues receiving a pay rise of at least £2,000. There was also strong support at our annual general meeting (AGM) in April 2022 for the Board’s recommended changes to normalise executive pay policy and to bring it in line with other UK banks. The changes will result over time in a more competitive policy for our most senior leaders, recognising the strong progress that has been made against our strategy in recent years. Around two-thirds of pay will continue to be delivered in shares, aligning it to the long-term interests of the bank and its investors. Board succession planning was a key area of focus in 2022, as two of our long-standing directors approached the end of their tenure on the Board. In December 2022 we said farewell to Robert Gillespie, who resigned as a non-executive director after nine years. To allow for an orderly handover of responsibilities, Robert stepped down as Chair of the Group Performance and Remuneration Committee in September 2022 and was succeeded by Lena Wilson. Robert expertly chaired the Group Performance and Remuneration Committee from 2018 until 2022, successfully navigating a period of continued change for the bank. I would like to thank him for his tremendous contribution over the years. We have benefited greatly from his wisdom and experience. In October 2022, we were pleased to welcome Roisin Donnelly to the Board as an independent non-executive director. Roisin has an impressive executive track record in customer experience, data and digital transformation, together with significant board experience, and brings valuable perspectives to Board discussions. And in December 2022, we announced that Stuart Lewis will join the Board as a non-executive director in April 2023. Subject to regulatory approval, Stuart will be appointed as Chair of the Group Board Risk Committee on 1 August 2023. He will replace Morten Friis, who has confirmed his intention to step down as a non-executive director in July 2023. Mike Rogers has also confirmed he will be stepping down as a non-executive director in April 2023, in order to take up the role of Chairman of Admiral Group plc. I would like to record my thanks to both Morten and Mike for their commitment, diligence and immense contributions as non-executive directors. During a period of significant change in the external environment, the Board was kept regularly informed by management on the impacts of geopolitical and economic developments on the bank and its customers. Strategy and climate were also high on the Board’s agenda. Following strong shareholder support at our AGM for our ‘Say on Climate’ resolution, the Board continued its close oversight of progress towards our climate ambitions ahead of the publication of the initial iteration of our Climate transition plan. As they did during the COVID-19 pandemic, Alison and her leadership team have used the bank’s purpose to support our commercial and retail customers while growing the business and delivering against the strategic priorities. The Board is pleased with the progress that has been made over the last three years and supports the priorities that Alison and her capable team have set out. While we are operating in an uncertain landscape, I am confident that NatWest Group’s strategy will continue to ensure that we can support all of our stakeholders through the challenges and opportunities in the years to come. Howard Davies Chairman NatWest Group | 2022 Annual Report on Form 20-F 5 I would also like to take this opportunity to congratulate Alison on being appointed a Dame in the New Year Honours List in December 2022, which recognised her contribution to the financial services sector.

Group Chief Executive’s review ‘We champion the potential of the people, families and businesses we serve – when things are going well, and when things are tough. By standing strong and standing together, we can provide the support and security our customers, colleagues, economy and society need.’ Alison Rose DBE Group Chief Executive Officer In 2022, as the country recovered from the COVID-19 pandemic, we witnessed economic conditions not seen in generations. The highest inflation rate in decades, rising interest rates, a steep increase in energy costs and supply chain disruption had a huge impact on people’s lives. This meant that being guided by our purpose to support our stakeholders and drive long-term sustainable value was as important as ever. In light of these challenging economic circumstances, we focused on putting in place proactive support to help people, families and businesses to manage, and to help alleviate the financial pressures being felt by those who were most vulnerable. The strength of our balance sheet has allowed us to stand alongside our customers and help them to navigate this heightened uncertainty, as well as delivering a strong financial performance for NatWest Group and value for shareholders. Support for the cost of living We responded quickly and meaningfully, proactively contacting our customers to offer support and information on the cost of living. In addition, we carried out c.0.7 million financial health checks in 2022 and launched our credit score feature in our mobile app to help customers understand their credit score. Our online cost of living hub was also established to share resources and tools, informing customers of the support that is available to them, as well as support through third parties. These measures were in addition to £4 million in donations to provide grants and support, delivered in collaboration with organisations including Citizens Advice, The Trussell Trust, Step Change and PayPlan. As one of the leading banking partners of UK business, we have taken a range of actions on charges, waiving fees on some products where appropriate, including freezing standard published tariffs on Business Current Accounts for 12 months to help SMEs, and offering free card machine hire for new customers on our payment service Tyl. for a digital world A relationship bank 6 NatWest Group | 2022 Annual Report on Form 20-F

For our commercial customers, we were able to deliver tailored support to the most impacted sectors, including a £1.25 billion lending package for our c.40,000 agriculture customers, as well as providing c.51,700 financial health checks for our business customers. Supporting our colleagues during this period has continued to be a key focus. In addition to the pay review in April 2022, and following consultation with our recognised employee representatives in September 2022, we put in place targeted action to provide long-term support for colleagues through a permanent increase in base pay for our lowest-paid colleagues, globally. This brought total investments in pay of around £115 million per annum in 2022, an increase of 85% on 2021. We agreed further measures for 2023 which include a one-off £1,000 cost of living cash payment for c.42,000 colleagues in the UK, Republic of Ireland and Channel Islands, and c.60,000 people globally. The 2023 pay proposal also includes a minimum increase of £2,000 for almost all of the colleagues covered by it. Taken together, this will mean that c.80% of lower-paid colleagues covered by our negotiated pay approach will receive an increase, plus a cash payment, equivalent to 10% or more of their fixed pay. In the UK, our rates of pay continue to exceed the ‘Living Wage Foundation’ benchmarks and, for our major hubs outside the UK, we continue to pay above the minimum and living wage rates in the Republic of Ireland as well as exceeding the minimum wage benchmarks in India and Poland. Delivering on our strategy Against an uncertain economic outlook, the strength of our balance sheet and the quality of our loan and deposit base allow us to continue lending responsibly while also helping our customers to navigate the challenges they are facing. Net lending balances increased by £7.3 billion, 2.0%, with growth balanced across the bank. Mortgage growth continued and wholesale lending was strong across the whole book. Customer deposits did decrease by £29.5 billion, or 6.1%. However, this principally reflected a reduction in our Commercial & Institutional segment, and a £12.2 billion reduction due to our withdrawal from the Republic of Ireland. This strong capital position and continued capital generation means that we are well placed to invest for growth, to provide the support our customers need as the economy recovers and to drive sustainable returns to shareholders, with £5.1 billion shareholder distributions paid and proposed for 2022 through dividends and buybacks. Against this backdrop, we also returned to majority private ownership during 2022 with the UK Government’s stake falling below 50%, which was a symbolic milestone for our bank. It is from this basis of progress and profitability that we are amplifying our strategy, accelerating what we’re doing but also being mindful of new opportunities and challenges we and our customers face. We aim to create ever closer and deeper relationships with our customers at every stage of their lives – support that starts earlier, reflects their values and meets their changing needs. It is a simple principle: if our customers thrive, so will we. And our purpose, to champion potential, helping people, families and businesses to thrive, which has guided us through the last few years, is here to stay. Through our three areas of focus – climate, enterprise, and learning – we believe we can make a meaningful contribution to our customers and society and create long-term value for all our stakeholders. This allows us to build on our track record of delivery, to move forward with confidence and pace and to compete effectively in a rapidly changing external market. The result will be a more sustainable business with more diverse income streams, able to support our customers and generate sustainable growth. New and emerging social, commercial and economic trends are shaping our customers’ financial lives and there are important opportunities to transform our relevance and value to customers, building on their trust. We will do this by delivering personalised solutions throughout customers’ lifecycles; embedding our services in our customers’ digital lives; and supporting customers’ sustainability transitions. Our values in action Indeed, these values are evident in the contributions we have been making to communities and wider society during 2022. With the tragic events from Russia’s invasion of Ukraine dominating our thoughts for most of the year, it has been incredibly humbling to witness the collective response for those affected. Donations from NatWest Group colleagues and customers to the DEC Ukraine Humanitarian Appeal exceeded £10 million. In addition, NatWest Group pledged £100,000 to support 500 Ukrainian students to continue their studies at Polish universities and polytechnics. We also made Gogarburn House, in the grounds of our head office in Edinburgh, available to the Scottish Government and Edinburgh City Council as a welcome centre for people displaced from Ukraine and offered assistance to refugees wishing to open bank accounts. Meanwhile, our colleagues provided relief aid at the Polish– Ukrainian border and opened their homes to Ukrainian families. We continue to invest in the future of not just our colleagues, but future generations. We have been delighted to collaborate with footballer and campaigner Marcus Rashford MBE and the National Youth Agency (NYA) to provide NatWest Thrive, a unique programme for young people to develop their self-belief as well as their money confidence. Early feedback from the pilot scheme was incredibly encouraging, delivering a 63% uplift in participants’ confidence about their futures. (1) Go-forward group excludes Ulster Bank RoI and discontinued operations. (2) Go-forward group expenses excluding litigation and conduct costs were £6,648 million (2021 – £6,849 million). NatWest Group | 2022 Annual Report on Form 20-F 7 Our values are at the heart of how we deliver our purpose-led strategy. In 2021, we engaged with colleagues, customers and communities to re-envision a modernised set of values that fully align with our strategic priorities. These collaborative and evolved values of being inclusive, curious, robust, sustainable and ambitious were launched in 2022 and now form an integral part of our identity (read more in our Stakeholder focus area on page 47). Of course, these actions – driven by our purpose – are not just the right thing to do, but they are key to building a long-term, profitable organisation and are underpinned by the strong foundations of our strategy. Our operating profit for 2022 of £5.1 billion increased from £3.8 billion the year before. Pleasingly, this was driven by strong performance across all business segments and enabled from a position of responsible and sustainable lending. We also continued to make progress against our financial targets. Total operating expenses of £7,687 million were £71 million, or 0.9% lower compared with 2021. Other operating expenses, for the Go-forward group(1) , were £201 million, or 2.9% lower than 2021, in line with our cost reduction target of around 3%(2) , and we retain a CET1 ratio of 14.2%, in line with our target.

NatWest Thrive has since been rolled out to 15 clubs, reaching over 800 young people across the UK with plans to scale much further. NatWest Group will also transfer £3 million of its apprenticeship levy to the NYA to support the training of 200 youth workers. Learning is a key focus area for the business. And whether this is through the ongoing successes of our MoneySense and CareerSense schemes helping young people with financial advice and employability, our Talent Academy, or our social mobility apprenticeship programmes, we have ensured that we continue to help break down the barriers for people to succeed and thrive. To help build financial capability early on, we also launched NatWest Rooster Money. The pocket money product helps children develop money confidence and positive habits around saving and spending, nurturing financial resilience in the next generation. We have built a smooth connection to Rooster Money via the main mobile app and there have been c.89,000 Rooster Money card openings in 2022. Elsewhere, in collaboration with Meta, we launched a package of support for female entrepreneurs through the #SheMeansBusiness programme, which selected 50 of the most promising female entrepreneurs from c.3,600 applicants to form a dedicated support community, with sessions delivered by our Enterprise Delivery Team over a six-month period. And to shine a light on women running thriving businesses in the face of current economic challenges, we were delighted to launch with The Telegraph, the ‘100 Female Entrepreneurs to Watch’ list. Alongside Aston University, we also published the report ‘Time to change: A blueprint for advancing the UK’s ethnic minority businesses’, which sets out recommendations for policymakers, companies and entrepreneurs to advance the growth potential of ethnic minority businesses. I was also immensely proud of the announcement of our new partner leave policy(1), which supports all eligible colleagues with significantly more time away from work to help their partner look after their new child, whether the child has arrived through birth, adoption or surrogacy. The net-zero opportunity Through funding, refinancing and supporting people, families and businesses to transition to net zero, we want to help create a sustainable future for our customers, communities and our planet. It is why addressing the climate challenge – one of the biggest issues of our time – is a key strategic priority for the bank. It sits at the heart of our purpose, because we know that tackling climate change is the right thing to do both societally and commercially. We have made significant progress in turning our climate ambition into action since setting out our climate strategy in 2020. As a founding member of the Net Zero Banking Alliance (NZBA) and the Glasgow Financial Alliance for Net Zero (GFANZ), and as a principal partner of COP26, in 2021 NatWest Group established itself as one of the leading voices for finance on tackling climate change. During 2022, I was delighted to see that our momentum continued. Our global approach was again in evidence at COP27, where we worked alongside the UK Government to support the UK Pavilion, co-hosting several high-profile events with customers and key stakeholders such as the Sustainable Markets Initiative. Closer to home, through our first climate resolution, the Board gave shareholders their ‘Say on Climate’, asking them to support our strategic direction on climate change at the AGM. 92.58% of votes cast were in favour of the resolution, indicating strong support for our climate strategy. NatWest Group has also become the first UK bank, and one of the largest banks globally, to have science-based targets validated by the Science Based Targets initiative (SBTi). These targets underpin the initial iteration of our Climate transition plan (published in our 2022 Climate-related Disclosures Report), which outlines the steps we aim to take to at least halve the climate impact of our financing activity by 2030, thereby contributing to the UK’s net-zero strategy, and to reach net zero by 2050 across our financed emissions, assets under management and operational value chain. But we know that we can, and must, do more. We also want to provide the practical solutions to help our customers transition to net zero. By delivering initiatives such as our Greener Homes Retrofit pilot, launching our EPC rating tool in our digital mortgage hub and launching our new Carbon Planner for UK business, we are enabling our customers to identify potential cost and carbon savings. Importantly, I believe these actions are not only good for the planet, but good for business too. With the right support, the UK’s SMEs could create up to 260,000 new jobs, produce around 40,000 new businesses and deliver an estimated £175 billion revenue opportunity for the UK economy by 2030(2). Of course, this is not something any individual organisation can do on its own. Support from policymakers as well as collaboration across the private sector will be vital for mobilising the finance necessary to fund the infrastructure of future green economies. Initiatives such as Carbonplace, where NatWest Group has joined forces with other financial institutions to create a global carbon credit transaction network, or the Sustainable Homes and Buildings Coalition, which NatWest Group launched with British Gas and Worcester Bosch to improve UK buildings’ energy efficiency, are great examples of how this cross-industry collaboration can have meaningful real-world impact. Group Chief Executive’s review continued (1) Our partner leave policies will replace existing paternity leave policies from 1 January 2023 across our operations in the UK, Offshore, Republic of Ireland, US, Poland and India. (2) This Springboard to Sustainability Report (i) has been prepared by NatWest Group for information and reference purposes only; (ii) is intended to provide non-exhaustive, indicative and general information only; (iii) does not purport to be comprehensive; and (iv) does not provide any form of legal, tax, investment, accounting, financial or other advice. The key findings, estimates and projections in this report are based on various industry and other information and are based on assumptions and estimates and the result of market research, and are not statements of historical fact. Whilst the information of this report is believed to be reliable, it has not been independently verified by NatWest Group and NatWest Group makes no representation or warranty (express or implied) of any kind, as regards the accuracy or completeness of this information, nor does it accept any responsibility or liability for any loss or damage arising in any way from any use made of or reliance placed on, this information. Unless otherwise stated, any views, forecasts, or estimates included in this report are solely those of the NatWest Group Economics Department, as of this date and are subject to change without notice. (3) Green Mortgages are available to all intermediaries for all residential and Buy to Let properties with an energy performance rating of A or B and specific new build developer properties. Available for Purchase, Porting & Re-mortgage applications. 8 NatWest Group | 2022 Annual Report on Form 20-F (4) The guidance, targets, expectations, and trends discussed in this section represent NatWest Group plc management’s current expectations and are subject to change, including as a result of the factors described in the Risk Factors section of the 2022 NatWest Group plc Annual Report on Form 20-F. These statements constitute forward-looking statements. Refer to Forward-looking statements in this document.

Conclusion 2022 has shown us the importance of being a purpose-led bank. But it has also shown us what it takes to be purpose-led. Against a volatile economic backdrop, we continue to demonstrate the strength and resilience of our business, delivering a strong financial performance while supporting our customers and putting in place proactive support to help those who are most vulnerable. To continue to do this, we are evolving our capabilities. Underpinned by the strong foundations of our strategy, we are investing in our technology and colleagues so we can serve our customers in new ways that make their lives easier. Our focus now is on the opportunities those relationships offer for growth: for our customers, for our economy and, as a result, for the bank. Sustainable growth will come from building closer relationships that better serve our customers at every stage of their lives. These relationships will be based on insight, understanding, and shared goals, powered by data-driven innovation. This will enable us to make a real difference to our customers’ lives by providing the right advice, products and support to unlock potential. We will also strengthen our relationships by working with partners to ensure we deliver the services and products customers expect, when they want them, tailored to fit their lives. By getting closer to our customers, by offering them an ever-better service, day in, day out, we create sustainable growth for the bank because those customers, over a lifetime, will recommend us to others and use us in more parts of their lives. We’ve always known relationships matter, and now we are doing more than ever before to harness them. By providing the support and security our customers, colleagues, economy and society need, together we can help build a more sustainable future for people, families, businesses and the planet. Alison Rose DBE Group Chief Executive Officer The initial iteration of our Climate transition plan focuses on the delivery of our 2030 decarbonisation ambitions. This will form the basis for further work on our journey to net zero by 2050 across our financed emissions, Assets under Management and our operational value chain. We have used available guidance, including GFANZ, Transition Planning Taskforce and the Task Force on Climate-related Financial Disclosures (TCFD) recommendations, to inform the development of our transition plan. A strategic tool, the initial iteration of our Climate transition plan will be developed and enhanced further as we move towards 2030 and beyond. Read more in our 2022 Climate-related Disclosures Report. Our ambition to be a leading bank in the UK helping to address the climate challenge is a core part of our purpose-led strategy. For more information of our purpose in action, watch Alison Rose’s interview online: The initial iteration of our Climate transition plan NatWest Group | 2022 Annual Report on Form 20-F 9 Any information contained on websites linked or reports referenced in this section is for information only and will not be deemed to be incorporated by reference herein. We have now provided £32.6 billion of climate and sustainable funding and financing against our target to provide £100 billion between 1 July 2021 and the end of 2025, which includes £27.2 billion across Commercial & Institutional (C&I), as well as mortgage lending for EPC A and B homes totalling £5.1 billion in Retail Banking and £0.2 billion in Private Banking. And, delivered in collaboration with fintech firm Cogo, our carbon-tracking tool for retail customers had 334,500 unique users in 2022, a clear indication of the demand that our customers have for understanding the carbon footprint of their daily spending.

Investment case

Our purpose-led strategy is delivering

Our strategic priorities

Supporting customers at every stage of their lives

Powered by innovation and partnerships

Simple to deal with

Sharpened capital allocation

Our investment case over the medium term

Strong market positions across our three business segments

Well-positioned for targeted growth

Disciplined expense and risk management, targeting a cost:income ratio (excl. litigation and conduct) of <50% by 2025[(1)]

All-weather balance sheet, operating with a CET1 ratio in the range of 13–14%

Sustainable medium-term RoTE of 14–16%

Pay out ratio of 40% + capacity to participate in buybacks

Customer needs and expectations are continuing to change ever more rapidly; new and emerging social, commercial and economic trends are shaping the future of their financial lives.

We have identified three key growth areas where we can amplify our strategy:

Delivering personalised solutions throughout customers' lifecycles – every customer is an individual.

Supporting our customers' sustainability transitions.

Embedding our services in our customers' digital lives – being where our customers are.

(1) The guidance, targets, expectations, and trends discussed in this section represent NatWest Group plc management's current expectations and are subject to change, including as a result of the factors described in the Risk Factors section of the 2022 NatWest Group plc Annual Report on Form 20-F. These statements constitute forward-looking statements. Refer to Forward-looking statements in this document. Refer to the Outlook statement on page 11 for more information about the use of this non-IFRS metric

10 NatWest Group | 2022 Annual Report on Form 20-F

Outlook Outlook(1) Outlook 2023 • We continue to expect to achieve a return on tangible equity for the Group of 14-16%. • Income excluding notable items for the Group is expected to be around £14.8 billion and full year NIM around 3.20%, based on a Bank of England base rate of 4.00% through the remainder of 2023. • We expect to deliver a Group cost:income ratio (excl. litigation and conduct) below 52% or around £7.6 billion of Group operating costs, excluding litigation and conduct costs. • Impairment losses in 2023 are expected to be in line with our through the cycle guidance of 20-30 basis points. Capital and funding • We expect to generate and return significant capital to shareholders through 2023. • We expect to pay ordinary dividends of 40% of attributable profit, and maintain capacity to participate in directed buybacks from the UK Government, recognising that any exercise of this authority would be dependent upon HMT’s intentions and limited to 4.99% of issued share capital in any 12-month period. • We will also consider further on-market buybacks as part of our overall capital distribution approach as well as inorganic opportunities where the strategic case and returns are suitably compelling. • As part of the Group’s capital and funding plans we intend to issue between £3 billion to £5 billion of MREL-compliant senior instruments in 2023, with a continued focus on issuance under our Green, Social and Sustainability Bond Framework, and up to £1 billion of Tier 2 capital instruments. NatWest Markets plc’s funding plan targets £3 billion to £5 billion of public benchmark issuance. Medium term • We continue to target a sustainable return on tangible equity for the group of 14-16% over the medium term. • We expect to deliver a Group cost:income ratio (excl. litigation and conduct) of less than 50%, by 2025. • We expect that RWAs could increase by a further 5-10% by the end of 2025, including the impact of Basel 3.1. • We expect to continue to generate and return significant capital via ordinary dividends and buybacks to shareholders over the medium term and continue to expect that the CET1 ratio will be in the range of 13-14%. The economic outlook remains uncertain. We will monitor and react to market conditions and refine our internal forecasts as the economic position evolves. The following statements are based on our current expectations for interest rates and economic activity. NatWest Group | 2022 Annual Report on Form 20-F 11 (1) The guidance, targets, expectations, and trends discussed in this section represent NatWest Group plc management’s current expectations and are subject to change, including as a result of the factors described in the Risk Factors section of the 2022 NatWest Group plc Annual Report on Form 20-F. These statements constitute forward-looking statements. Refer to Forward-looking statements in this document. (2) No IFRS equivalent is presented for the return on tangible equity, income excluding notable items and cost:income ratio (excl. litigation and conduct costs) targets in reliance upon the exception provided by Regulation S-K Item 10(e)(1)(i)(B) because the information required to provide an IFRS equivalent target is not available without unreasonable efforts. For more information about the use and reconciliation of these non-IFRS measures refer to the Non-IFRS financial measures section of the Annual Report on Form 20-F. (1) The guidance, targets, expectations, and trends discussed in this section represent NatWest Group plc management’s current expectations and are subject to change, including as a result of the factors described in the Risk Factors section of the 2022 NatWest Group plc Annual Report on Form 20-F. These statements constitute forward-looking statements. Refer to Forward-looking statements in the Annual Report on Form 20-F.

NatWest Group champions potential, helping people, families and businesses to thrive. Because when they thrive, so do we. Read more on pages 6–9 We are guided by our purpose Read more on pages 36–39 Delivering long-term sustainable value and attractive returns, now and for the next generation. Focused on growth, underpinned by our values and an intelligent approach to risk: We are informed by the needs of our stakeholders Read more on pages 22–23 Read more on pages 26–27 We have four strategic priorities… Supporting customers at every stage of their lives Suppliers Simple to deal with Sharpened capital allocation Powered by innovation and partnerships A relationship bank for a digital world Customers Regulators Colleagues Communities Investors Enterprise …creating a positive impact through our areas of focus Our ambition is to remove barriers to enterprise and to provide businesses in the UK the support they need to grow. Read the story on page 14 Climate We have made addressing the climate challenge and supporting our customers in their transition to net zero a key strategic priority. Read the story on page 53 Learning We are helping people to take control of their finances, to make the most of their money, safely and securely – now and in the future. Read the story on page 28 Our purpose framework 12 NatWest Group | 2022 Annual Report on Form 20-F

NatWest Group champions potential, helping people, families and businesses to thrive. Because when they thrive, so do we. Our purpose guides and underpins everything we do. It enables Our purpose We aim to balance the different interests of our stakeholders – customers, investors, regulators, colleagues, communities, and suppliers – in all our decision-making, especially when there are difficult choices to be made. We also recognise the need for transparency and openness, regularly engaging and seeking the views of our stakeholders. Our stakeholders We are a relationship bank for a digital world. Our strategy for growth delivers on our purpose and drives sustainable returns to shareholders through four strategic priorities: we will support our customers at every stage of their lives; we will be powered by innovation and partnerships as we accelerate our digital transformation; we will be simple to deal with; and we will allocate our capital in a way that delivers for customers and shareholders. Our strategy We recognise the huge responsibilities that our role brings – from supporting the day-to-day financial needs of 19 million customers to the positive impacts we can have on the environment and wider society. We have identified three focus areas where we can make a meaningful contribution and build long-term value in our business: Climate, Enterprise and Learning. Our positive impact Our values are at the heart of how we deliver our purpose-led strategy. In 2022, having engaged with colleagues, customers, community stakeholders and suppliers, we launched our refreshed values of being inclusive, curious, robust, sustainable and ambitious. These refreshed values now form an integral part of our cultural identity. We continue to partner with the Blueprint for Better Business, whose framework informs our purpose-led decision-making and helps us to create and protect value for customers, suppliers, colleagues, communities, future generations and our shareholders. Read how we have created value for stakeholders and society in 2022 on pages 20 and 21, and refer to our key performance indicators on pages 24 and 25. Our values Better Business us to build long-term value, to invest for growth, to make a positive contribution to society and to drive sustainable returns for shareholders. Our robust balance sheet, strong capital position and capital generative businesses mean we are well placed to support our customers and invest for growth, as well as driving sustainable returns to shareholders and creating long-term value for all our stakeholders. NatWest Group | 2022 Annual Report on Form 20-F 13

Building strong relationships to help businesses thrive Supporting dynamic businesses Championing the potential of UK businesses is about more than just providing financial backing. For us, it’s about understanding ambition and helping to remove the barriers to enterprise. We know we can play a key role in inspiring future generations to develop their skills, experience and business ideas, and ultimately to achieve their goals. A great example of this is our support for Birmingham-based social enterprise Miss Macaroon. Founded by Rosie Ginday MBE in 2011, the company combines a passion for producing premium-quality food and a desire to help young people gain the skills and confidence to change their lives. Starting life with a small kitchen space and just £500 in capital, Miss Macaroon has now produced over three million macaroons for global brands, royalty and a host of celebrities, as well as becoming one of the region’s leading employability programmes. We were first able to support Rosie through the NatWest Group Accelerator programme by providing one-to-one coaching, access to mentors and industry experts, and networking with a community of like-minded entrepreneurs, as well as hot-desking space at our commercial offices in Birmingham. Through the Accelerator, Rosie received support to expand her company and open multiple retail outlets across the Midlands. The company has gone from strength to strength, expanding its operations from individual customer orders to catering for wholesale businesses. With the development of a unique colour-matching service, Miss Macaroon has also attracted major corporate clients such as John Lewis. Importantly, Miss Macaroon’s commercial success has enabled its social purpose, helping to deliver the MacsMAD programme which provides young people who often have multiple and complex needs the opportunity to gain work experience, better their career prospects and positively change their lives. To date, 134 young people have been supported through the programme. It’s a fantastic achievement that not only speaks to Rosie’s vision, but also to the opportunities created when businesses get the support to thrive. Enterprise case study 14 NatWest Group | 2022 Annual Report on Form 20-F

Through the Accelerator, Rosie received support to expand her company and open multiple retail outlets across the Midlands. NatWest Group | 2022 Annual Report on Form 20-F 15

Adapting to evolving market trends The environment we operate in is constantly changing. Understanding the multiple influences on our business enables us to be prepared for change, to respond quickly and to create value for the long term. We have remained focused on removing barriers to doing business and providing more opportunities for companies to grow. Economy Overview In 2022, the UK economy continued its recovery from the impact of COVID-19 and lockdown restrictions, with GDP approaching pre-pandemic levels. Russia’s invasion of Ukraine and other global factors led to very large increases in energy costs and other commodities during the year. The resulting high inflation prompted central banks to tighten monetary policy and markets to anticipate significant increases in interest rates, leading to asset market volatility. In the UK the government announced a significant easing of fiscal policy, with measures to protect households from some of the increase in energy prices, as well as support for businesses and a reversal of some planned tax rises. Other countries introduced similar measures through a variety of policies. Sterling fell against the US dollar and the euro. In the longer term, demographic change, climate change, high levels of debt and inequality could all have financial impacts for our customers. Our response We know the tough economic conditions many of our customers have faced throughout 2022. As such, we have remained focused on removing barriers to doing business and providing more opportunities for companies to grow, helping the economy to build back better through initiatives such as our Accelerator programme, our national and regional SME Taskforce boards and our Business Builder toolkit, as well as supporting young enterprise through our involvement with The Prince’s Trust. Customers Overview Expectations of banks have shifted markedly in recent years. Customers are wanting banks to deliver a better service: one that is simpler, more relevant and more purposeful. How customers access our products and services has already changed with increasing numbers of customers reaching us online and through our mobile app. The ways people live, work and run businesses are also altering at pace, with the pandemic accelerating the trend towards more digital services, while also seeing a proliferation of ‘side-hustle’ businesses. As well as monitoring these longer-term trends we have also been extremely mindful of the impact of rising prices during 2022 and the potential financial distress that this could cause the customers, businesses and communities we serve. Our response In response to the continued increases in the cost of living across the UK, we have put in place a range of targeted measures to support those who are likely to need it most, including proactive contacts to our customers to offer support and information. In addition, we carried out c.0.7 million financial health checks in 2022 and launched our credit score feature in our mobile app to help customers understand their credit score. Our online cost of living hub was also established to share resources and tools, informing customers of the support that is available to them, as well as support through third parties. These measures were in addition to £4 million in donations to provide grants and support, delivered in collaboration with organisations including Citizens Advice, The Trussell Trust, Step Change and PayPlan. Meanwhile, as we look ahead to the next phase of our strategy, our future growth will be based on building new forms of relevance and trust with our customers, as well as supporting them through the challenges of today. We have identified three areas for sustainable future growth where we are well placed to do this: delivering personalised solutions throughout our customers’ lifecycles; embedding our services in our customers’ digital lives; and supporting our customers’ sustainability transitions. Technology Overview New business models and customer behaviours continue to evolve rapidly through advancing technology alongside large-scale societal changes. In the post-pandemic era, we recognise the growing role of technology in everything from digital work environments to the access and delivery of goods and services, including those within the financial sector. Market environment 16 NatWest Group | 2022 Annual Report on Form 20-F

(1) Since 1 July 2021, UK £17.8 billion, Western Europe £13.0 billion and Other £1.8 billion. Geography for band issuance is linked to the region of the issuer; for loans it is linked to the region of operation of the borrowing customer. Our response We are leveraging technology to deliver value through the lifecycles of our customers. By helping them more and in technologically-embedded ways, our relationships should become closer and deeper, as well as more valuable. We continue to develop new services, based on an understanding of customers’ lives, that more closely fit with what our customers want. Whether this is through new commercial offers that help run invoice management and cash flow analysis, integrated payments solutions or AI-based customer service, each of these innovations is designed to benefit customers, society and the economy, as well as being a driver of long-term sustainable value. Cyber threats Overview Cyberattacks pose a constant risk to our operations, both in relation to our own digital estate and indirectly with regard to our supply chain. Cybercrime continues to evolve rapidly. Attacks may be from individuals or highly organised criminal groups intent on stealing money or sensitive data, or potentially holding organisations to ransom. Our response We continue to invest significant resources in the development and evolution of cybersecurity controls, to deploy rigorous due diligence with regard to third parties and to work to protect and educate our colleagues and customers on fraud and scam activity. To provide continuity of service for customers with minimal disruption, we monitor and assess a diverse and evolving array of threats, both external and internal, as well as developing, strengthening or adapting existing control capability to be able to absorb and adapt to such disruptions. Climate change Overview Climate change represents an inherent risk to NatWest Group, not only from its impact on the global economy, our customers, suppliers and counterparties, but also through its potential effects on asset values, operational costs and business models as the essential transition to a net-zero economy accelerates. These risks are subject to increasing regulatory, legislative, political and societal change. Conversely, the requirement to reduce carbon emissions also means NatWest Group has a significant role to play in areas such as the provision of climate and sustainable funding and financing. Our response Regulation Overview We operate in a highly regulated market which continues to evolve in scope. Areas of current regulatory focus include: delivering good customer outcomes, in particular the Financial Conduct Authority’s (FCA) new requirements for a Consumer Duty, which expands its rules and principles to force firms to provide better consumer protection; operational resilience, in light of the UK authorities’ policy requirements; climate change, and the development of the regulatory framework for sustainable finance; fraud and financial crime, with a focus on protecting customers from ever more sophisticated scams; capital and liquidity management, including the UK’s approach to the implementation of Basel III; the UK’s future regulatory framework, following its exit from the European Union and the opportunities that this provides; digital currencies, with the development of both public (central bank digital currencies) and private (e.g. stablecoins) offerings which have the potential to materially change the digital payments landscape; improving diversity, equity and inclusion in financial services through policy developments focused on improved data collection and reporting, and use of targets for representation. Our response We constantly monitor regulatory change and work with our regulators to help shape those developments that materially impact the bank, lobbying when necessary either bilaterally or in partnership with one of our affiliated industry bodies. We implement new regulatory requirements where applicable and use our frequent engagement meetings with regulators to discuss key regulatory priorities. United Kingdom: £12.3bn Western Europe: £11.0bn Other: £1.2bn £11.0bn £1.2bn Total £24.5bn £12.3bn Geographical split of climate and sustainable funding and financing in 2022(1) NatWest Group | 2022 Annual Report on Form 20-F 17 As part of the implementation of its climate ambitions, at NatWest Group’s AGM in April 2022, ordinary shareholders passed an advisory ‘Say on Climate’ resolution. Through the bank’s first climate resolution, the Board asked shareholders to support our strategic direction on climate change, our intention to develop a Climate transition plan and for annual progress reports to be published. 92.58% of votes cast were in favour of the resolution, indicating strong support for our climate strategy. We also became the first UK bank, and one of the largest banks globally to date, to have science-based targets validated by the Science Based Targets initiative (SBTi). These targets, which cover 79% of our lending activities by exposure as at 31 December 2019, underpin the initial iteration of our Climate transition plan, which is incorporated within our 2022 Climate-related Disclosures Report. We provided £24.5 billion climate and sustainable funding and financing in 2022, bringing the cumulative contribution towards our target to provide £100 billion between 1 July 2021 and the end of 2025 (2), to £32.6 billion. As at the end of 2022, we had reduced our direct own operations emissions by 46%, against a 2019 baseline, with a plan to achieve a 50% reduction by 2025. Achievement of our climate ambitions is dependent on timely UK Government policy and technology developments, as well as on our customers and society to respond. At the same time, as a purpose-led organisation, we aim to engage and support our customers’ transition to a net-zero economy. Read more in the 2022 Climate-related Disclosures Report. (2) The guidance, targets, expectations, and trends discussed in this section represent NatWest Group plc management’s current expectations and are subject to change, including as a result of the factors described in the Risk Factors section of the 2022 NatWest Group plc Annual Report on Form 20-F. These statements constitute forward-looking statements. Refer to Forward-looking statements in the Annual Report on Form 20-F.

How we create value Customer relationships We support our customers with financial services that meet their needs, and which include keeping their funds safe and secure, improving financial capability and supporting enterprise. Partners and networks We are powered by innovation and partnerships, working with a diverse range of partners to help shape our business strategy and deliver positive outcomes for our customers and society. Robust governance framework We have an integrated approach to governance, ensuring purpose is embedded within our corporate governance framework. Revenues and returns We earn income from interest charged on lending to our customers, fees from transactions and other services. Products and services We provide a comprehensive range of banking financial services to personal, business and commercial customers via our businesses. Human • Strong and deep customer relationships • Credible and diverse talent pipeline • Healthy and inclusive culture • Creative and innovative partnerships • Positive contribution to communities Financial • Strong balance sheet and financial position • Focused capital allocation • Intelligent approach to risk • Sustainability as a driver for value creation Infrastructure • Property and technology infrastructure • Partnerships and collaborations to enable a diverse and sustainable supply chain Guided by our purpose and informed by the needs of our stakeholders, we aim to create value that has a positive impact on our environment and wider society. Our business model Our approach to running a safe and secure bank Our key relationships and resources 18 NatWest Group | 2022 Annual Report on Form 20-F

Focus on the customer journey Continually focused on improving the customer journey, using technology and data to advance our service offerings and protect our customers. Creating a leading customer digital experience Offering our customers more relevant products, more quickly and at the right time through our targeted investment in data, technology, and digitisation. Delivering fair and sustainable returns for shareholders Focused on sustainability as a driver for value creation. Supporting our customers’ transition to net zero Qualified relationship managers and carbon tracking tools to support customers’ transition to net zero. Creating opportunity for businesses and enterprise Removing the barriers to enterprise particularly supporting those that have traditionally faced the highest barriers. A leading bank in the UK helping to address the climate challenge We have an ambition to at least halve the climate impact of our financing activity by 2030, against a 2019 baseline, align with the 2015 Paris agreement and be net zero by 2050. Promoting financial capability Our purpose-led focus areas help us to build financial skills and capabilities across colleagues, customers, and the community. Reducing our carbon footprint Continuing to reduce emissions from our own operations and that of our wider operational value chain. Highly experienced colleagues with valuable industry insight Experience of a challenging economic environment, shaping responses to current economic conditions, including how the cost of living crisis impacts customers. Supporting energy-efficient homes Supporting our UK mortgage customers through differentiated product pricing to incentivise residential energy efficiency and the purchase of the most energy efficient homes. Powerful partnerships Collaborating across industry and creating products and services to enable customers to track their carbon impact. Helping colleagues realise their potential With inclusion at the heart of our values, we continue to bring our diversity, equity and inclusion strategy to life. We provide all colleagues with the chance to succeed and the support to thrive. Making a difference in our local communities Supporting and giving back to the communities we operate in. Delivering long-term sustainable value and attractive returns, now and for the next generation NatWest Group | 2022 Annual Report on Form 20-F 19

Our business model *continued*

Value created for stakeholders and society during the year

Over £80 million

of Coutts' clients' capital mobilised in equity growth funding for SMEs in the UK Enterprise Fund





We hired

1,135

interns, graduates and apprentices in 2022, including **171 apprentices** recruited through our social mobility programmes



79%

of our lending exposure, as at 31 December 2019, covered by 2030 sector targets validated as science-based by Science Based Targets initiative



10.1 million

active digital customers

8.9 million

actively use our mobile app

3.8 million

use our online banking platform



£32.6 billion

cumulative contribution towards £100 billion climate and sustainable funding and financing target[4] **(2021: £8.1bn (1 July-31 Dec))**



Our View colleague survey

colleague sentiment on inclusivity remained strong in 2022, maintaining a **score of 93% – 9% above the Global Financial Services Norm** and **8% above the Global High Performance Norm**





Over £10 million

raised for the DEC Ukraine Appeal by NatWest Group, and through customer and colleague donations to support relief efforts

£2.9 billion

Retail Banking Green Mortgage completions since launch[5]
(2021: £0.7 billion)



5.1 million

financial capability interactions delivered by 31 December 2022 against the 2023 target[6]

Cumulative 2020 – 2022: 14.07m



(1) Against a 2019 baseline. Direct own operations is defined as Scope 1, Scope 2 and Scope 3 (paper, water, waste, business travel, commuting and work from home) emissions. It excludes upstream and downstream emissions from our value chain.

(2) Historic values are updated from values reported in 2021. This is due to updated bills, data provision and extrapolations.

(3) Comprises £1,172 million corporate tax, £543 million irrecoverable VAT, £98 million bank levies, £276 million employer payroll taxes and £82 million other taxes.

20 NatWest Group | 2022 Annual Report on Form 20-F

Strategic priorities

- Supporting customers at every stage of their lives
- Simple to deal with
- Powered by innovation and partnerships
- Sharpened capital allocation

167
colleagues reskilled as part of a formal programme

46%
reduction in emissions in our direct own operations[1] **(2021: 44%)[2]**

MoneySense has helped
11.5 million
young people learn about money since it was launched in 1994



Payment of
£2.17 billion
in tax was made to the UK Government in 2022 which supported central government and local authority spending[3]

63%
of our active current accounts are customers exclusively banking with us using digital channels through mobile or online

Over 76,000
hours volunteered by our colleagues to help local communities

£3.8 million
raised for good causes by colleague giving and fundraising

NatWest Group's systems enabled
19,500
new customers to apply for a mortgage online, an increase of **47% from 2021**

£77.8 billion
lending across Business Banking and Commercial Mid-market in our Commercial & Institutional segment, supporting economic growth

We developed the initial iteration of our
Climate transition plan
which outlines the steps we aim to take to at least halve the climate impact of our financing activity by 2030 and achieve our net zero climate ambition by 2050

We supported
over 16,000
young people this year through our CareerSense Programme (over 24,000 since launch in June 2021)

Over 72,000
trees planted by our UK colleagues in partnership with The Conservation Volunteers

(4) Between 1 July 2021 and the end of 2025.
(5) Since launch in Q4 2020 Retail Banking Green Mortgage products only. Green mortgages are available to all intermediaries for all residential and Buy to Let properties with an energy performance rating of A or B and specific new build developer properties. Available for purchase, porting and re-mortgage applications.
(6) Includes additional initiatives approved during 2021 and 2022 which met the criteria for inclusion in the financial capability target.

NatWest Group | 2022 Annual Report on Form 20-F 21

Supporting customers at every stage of their lives Powered by innovation and partnerships Simple to deal with Sharpened capital allocation Why it’s important We believe that sustainable growth will come from building closer relationships with our customers and our ability to better serve them at every stage of their lives. We need to continually evolve our capabilities, investing in technology and partnerships so we can be a simple, safe and smart bank that is driven by data and digital innovation. By being simple to deal with we will improve both customer journeys and colleague engagement, providing an easier and more intuitive banking experience. Effective deployment of capital and efficient portfolio discipline enables targeted investment, helps manage risk and ultimately drives sustainable returns. What we have achieved • We made it easier for our customers to understand their financial health, by providing c.0.7 million financial health checks in 2022. We also initiated proactive contacts to our customers to provide support and information on the cost of living. Mortgages(1) since their launch in Q4 2020, rewarding customers for choosing an energy-efficient home. • We delivered £77.8 billion of lending across Business Banking and Commercial Mid-market in our Commercial & Institutional segment, supporting economic growth. • Our support for young people continued with the launch of our new pocket money product, NatWest Rooster Money, which helps children build money confidence and develop positive money habits around saving and spending. • We entered into a strategic partnership with the Vodeno Group to help us meet the evolving needs of our business customers as they look to embed financial products in their own propositions and journeys. • Alongside footballer and campaigner Marcus Rashford MBE, we have created a programme designed to support young people in communities across the UK to learn about and develop a positive relationship with money. • We launched a collaboration with Workplace owner Meta to offer female business owners training and support, as well as opportunities to expand business connections and networks. • We launched the NatWest Carbon Planner, a free-to-use digital platform designed to help UK businesses identify potential cost and carbon savings. • We now have 10.1 million(*) active digital users. We have 8.9 million(*) customers who have accessed the mobile app and 3.8(*) million customers who have accessed online banking. • 63%(*) of our customers who exclusively use digital channels to engage with us, regularly use our mobile app. • In 2022, Cora, our AI virtual assistant, handled 10.4 million(*) Retail Banking conversations, almost half of which required no human input. • c.90,000 customers now invest through our digital investment platform managed through the Coutts Investment Centre of Expertise. • Following our investments to improve customer journeys, over 77% of digitalised new Current and Savings Account openings in Retail Banking were completed without human intervention in 2022. • We continue to deliver on our commitment to invest c.£3 billion over 2021-2023 with an increasing focus on growth. • In 2022, NatWest Group announced the creation of the Commercial & Institutional business segment, which brings together the best of our expertise to better support our non-personal financial customers’ needs. • The majority of the commercial loan sale to Allied Irish Banks, p.l.c. (AIB) and the majority of the non-tracker mortgage sale to Permanent TSB Group Holdings p.l.c. (PTSB) were complete by the end of 2022 and we expect the tracker mortgage sale to AIB to complete in 2023. • £5.1 billion shareholder distributions were paid and proposed for 2022. • We provided £24.5 billion(*) in climate and sustainable funding and financing in 2022 towards our £100 billion target.(1) The outcomes it creates We will leverage the expertise we have across our bank to deliver products and services that are relevant throughout the lifecycles of our customers. By scaling new and existing relationships through technological and digital expertise, we will meet our customers’ evolving needs and fulfil our growth ambitions. Through understanding our customers better and being simple to deal with we can offer more relevant products, more quickly and at the right time. We will continue to deploy our financial and non-financial capital to create value for our stakeholders and society over the long term as well as generating sustainable returns. Our strategy A strategy to deliver our purpose, driving sustainable returns Our execution is centred around our purpose, driving sustainable growth through our strategic priorities. We are a relationship bank for a digital world, building ever-deeper and closer connections with our customers throughout their financial lives, enabling people, families and businesses to thrive. Delivering personalised solutions throughout our customers’ lifecycles – every customer is an individual. Embedding our services in our customers’ digital lives – being where our customers are. Supporting our customers’ sustainability transitions. We have identified three key growth areas where we can amplify our strategy: (1) Green Mortgages are available to all intermediaries for all residential and Buy to Let properties with an energy performance rating of A or B and specific new build developer properties. Available for Purchase, Porting & Re-mortgage applications. 22 NatWest Group | 2022 Annual Report on Form 20-F • In Retail Banking, we have completed £2.9 billion of Green

Supporting customers at every stage of their lives Powered by innovation and partnerships Simple to deal with Sharpened capital allocation Why it’s important We believe that sustainable growth will come from building closer relationships with our customers and our ability to better serve them at every stage of their lives. We need to continually evolve our capabilities, investing in technology and partnerships so we can be a simple, safe and smart bank that is driven by data and digital innovation. By being simple to deal with we will improve both customer journeys and colleague engagement, providing an easier and more intuitive banking experience. Effective deployment of capital and efficient portfolio discipline enables targeted investment, helps manage risk and ultimately drives sustainable returns. What we have achieved • We made it easier for our customers to understand their financial health, by providing c.0.7 million financial health checks in 2022. We also initiated proactive contacts to our customers to provide support and information on the cost of living. • In Retail Banking, we have completed £2.9 billion(*) of Green Mortgages(1) since their launch in Q4 2020, rewarding customers for choosing an energy-efficient home. • We delivered £77.8 billion of lending across Business Banking and Commercial Mid-market in our Commercial & Institutional segment, supporting economic growth. • Our support for young people continued with the launch of our new pocket money product, NatWest Rooster Money, which helps children build money confidence and develop positive money habits around saving and spending. • We entered into a strategic partnership with the Vodeno Group to help us meet the evolving needs of our business customers as they look to embed financial products in their own propositions and journeys. • Alongside footballer and campaigner Marcus Rashford MBE, we have created a programme designed to support young people in communities across the UK to learn about and develop a positive relationship with money. • We launched a collaboration with Workplace owner Meta to offer female business owners training and support, as well as opportunities to expand business connections and networks. • We launched the NatWest Carbon Planner, a free-to-use digital platform designed to help UK businesses identify potential cost and carbon savings. to engage with us, regularly use our mobile app. Retail Banking conversations, almost half of which required no human input. • c.90,000 customers now invest through our digital investment platform managed through the Coutts Investment Centre of Expertise. • Following our investments to improve customer journeys, over 77% of digitalised new Current and Savings Account openings in Retail Banking were completed without human intervention in 2022. • We continue to deliver on our commitment to invest • In 2022, NatWest Group announced the creation of the Commercial & Institutional business segment, which brings together the best of our expertise to better support our non-personal financial customers’ needs. • The majority of the commercial loan sale to Allied Irish Banks, p.l.c. (AIB) and the majority of the non-tracker mortgage sale to Permanent TSB Group Holdings p.l.c. (PTSB) were complete by the end of 2022 and we expect the tracker mortgage sale to AIB to complete in 2023. • £5.1 billion shareholder distributions were paid and proposed for 2022. and financing in 2022 towards our £100 billion target.(1) The outcomes it creates We will leverage the expertise we have across our bank to deliver products and services that are relevant throughout the lifecycles of our customers. By scaling new and existing relationships through technological and digital expertise, we will meet our customers’ evolving needs and fulfil our growth ambitions. Through understanding our customers better and being simple to deal with we can offer more relevant products, more quickly and at the right time. We will continue to deploy our financial and non-financial capital to create value for our stakeholders and society over the long term as well as generating sustainable returns. NatWest Group | 2022 Annual Report on Form 20-F 23 • We now have 10.1 million active digital users. We have • In 2022, Cora, our AI virtual assistant, handled 10.4 million • 63% of our customers who exclusively use digital channels 8.9 million customers who have accessed the mobile app and 3.8 million customers who have accessed online banking. • We provided £24.5 billion in climate and sustainable funding c.£3 billion over 2021-2023 with an increasing focus on growth (2). (1) In October 2021, having surpassed our previous 2020–2021 £20 billion target during H1 2021, NatWest Group announced an ambition to provide £100 billion climate and sustainable funding and financing between 1 July 2021 and the end of 2025. (2) The guidance, targets, expectations, and trends discussed in this section represent NatWest Group plc management’s current expectations and are subject to change, including as a result of the factors described in the Risk Factors section of the 2022 NatWest Group plc Annual Report on Form 20-F. These statements constitute forward-looking statements. Refer to Forward-looking statements in the Annual Report on Form 20-F.

Key performance indicators

Measuring our performance

Financial measures

Income (£m)


13,156
10,429
10,403
2022
2021
2020

✅ Achieve income in the Go-forward group, excluding notable items of around £12.8 billion[1].

Operating expenses (£m)


7,687
7,758
7,858
2022
2021
2020

✅ Achieve a c.3% reduction in Go-forward group operating expenses excluding litigation and conduct costs[3].

CET1 ratio (%)


14.2
18.2
18.5
2022
2021
2020

✅ Aim to end 2022 with a CET1 ratio of around 14%.

Return on tangible equity (%)


12.3
9.4
(2.4)
2022
2021
2020

On track: Achieve return on tangible equity for NatWest Group of 14-16% in 2023[6].

Why it is important

← Delivering long-term sustainable performance. Run a safe and secure bank. →

Our performance

Income: Total income increased by 26.1% to £13,156 million compared with 2021. Income in the Go-forward group[1], excluding notable items[2] increased by £2,989 million, in the year to £13,063 million, exceeding our income guidance for the year.

(1) Performance on a Go-forward group basis (NatWest Group excluding Ulster Bank RoI) will not be reported going forward. Included to align with targets provided during 2022.
(2) £146 million (2021 – £210 million).

Operating expenses: Operating expenses were £71 million lower than in 2021.

Other operating expenses[3] in the Go-forward group were £201 million, or 2.9% lower, in line with our target of a c.3% reduction[4].

(3) Operating expenses excluding litigation and conduct costs of £385 million (2021 – £466 million).
(4) £6,648 million (2021 – £6,849 million).

CET1 ratio: The CET1 ratio remains robust at 14.2%.

The 170 basis point reduction compared with 1 January 2022[5] primarily reflects distributions and linked pension accruals of c.310 basis points partially offset by the attributable profit, c.190 basis points.

(5) On 1 January 2022 the proforma CET1 ratio was 15.9% following regulatory changes.

Return on tangible equity: We achieved a return on tangible equity of 12.3.%. This is net of a £1.0 billion attributable loss from our continued withdrawal from the Republic of Ireland.

(6) As per target which was updated during 2022.

Alignment with our strategy and areas of focus

- Income: Supporting customers at every stage of their lives; Powered by innovation and partnerships
- Operating expenses: Powered by innovation and partnerships; Simple to deal with
- CET1 ratio: Sharpened capital allocation
- Return on tangible equity: Supporting customers at every stage of their lives; Simple to deal with; Sharpened capital allocation

How we measure our progress and our future priorities

Income: Income excluding notable items is expected to be around £14.8 billion in 2023.

Operating expenses: Cost:income ratio (excl. litigation and conduct) below c.52% or c.£7.6 billion of operating costs in 2023.

CET1 ratio: Continue to expect that the CET1 ratio will be in the range of 13-14% over the medium term.

Return on tangible equity: Continue to target a sustainable return on tangible equity for the group of 14-16% over the medium term.

Read more: Our investment case on page 10 and in our Outlook statement on page 11. For details on how the KPIs are aligned to executive directors' remuneration refer to our Annual remuneration report on pages 138 to 153.

Key

- Supporting customers at every stage of their lives
- Powered by innovation and partnerships
- Simple to deal with
- Sharpened capital allocation
- Climate
- Enterprise
- Learning
- Achieved
- On track
- Not achieved

The guidance, targets, expectations, and trends discussed in this section represent NatWest Group plc management's current expectations and are subject to change, including as a result of the factors described in the Risk Factors section of the 2022 NatWest Group plc Annual Report on Form 20-F. These statements constitute forward-looking statements. Refer to Forward-looking statements in this document.

24 NatWest Group | 2022 Annual Report on Form 20-F

Non-financial measures

Climate and sustainable funding and financing (£bn)



24.5
8.1
9.4
12.0
2022
2021
2020

Provide an additional £100 billion of climate and sustainable financing and funding between 1 July 2021 and the end of 2025.

Supporting enterprise through unique programmes



c.53,000
c.55,000
c.60,700
2022
2021
2020

Support the removal of barriers to UK enterprise growth through the provision of learning, networking, and funding interventions.

Build up and strengthen a healthy culture



82
83
83
2022
2021
2020

Achieve our Culture target of 83 points as measured through the Our View colleague survey[1].

Net Promoter Score (NPS)



Retail
Retail: 2022 new baseline
Business
Commercial
+15
+22
-6
+16
13
-3
13
7
-3
19
2022
2021
2020

Increase the likelihood that customers will recommend our brands and achieve NPS targets for our core customer-facing businesses.

Why it is important

Climate and sustainable funding and financing: A guardian for future generations.

To be a leading bank in the UK helping to address the climate challenge.

Supporting enterprise: A good citizen.

Remove barriers to UK enterprise growth.

Healthy culture: A responsible and responsive employer.

Build up and strengthen a healthy culture.

NPS: Honest and fair with customers and suppliers.

Build up and strengthen a healthy culture.

Our performance

In 2022 we provided £24.5 billion of climate and sustainable funding and financing, towards our £100 billion target.

This took our cumulative total since July 2021 to £32.6 billion towards our target to provide £100 billion climate and sustainable funding and financing by the end of 2025.

■ Climate and sustainable finance and funding provided towards our £100 billion target.

In 2022 we have supported 48,000 young people and 53,000 individuals and businesses through our enterprise programmes, with 269,000 customer interventions delivered. Of those supported:

- 34% were people from ethnic minority backgrounds.
- 32% businesses were purpose-led.
- 59% support provided to women
- 90% were in regions outside London and southeast England.

In 2022 we narrowly missed our target on Culture of 83 by one point.

In 2022 we changed our Culture measurement calculation methodology from the Financial Services Culture Board (FSCB) methodology to the Willis Towers Watson (WTW) methodology, as we no longer participate in the FSCB survey.

- NatWest Retail Main Bank NPS exceeded its target by 1 point. There was an additional improvement of 7 points driven by a methodological change[2].
- Despite missing its NPS target in 2022, NatWest Business Banking continues to rank 3rd compared with its high-street competitors.
- NatWest Commercial & Mid-Market met its 2022 target by retaining 1st position versus its high street competitors.

Alignment with our strategy and areas of focus

How we measure our progress and our future sustainable long-term targets

Funding and financing provided to support climate and sustainable activities in line with our climate and sustainable funding and financing inclusion (CSFFI) criteria.

Read more: Our climate-related disclosures on pages 54 to 63 and in our Climate-related Disclosures Report.

Support provided to individuals, businesses and young people through enterprise programmes and customer interactions, to start, run or grow a business.

Read more: Our purpose-led areas of focus on pages 26 and 27 and in our ESG Disclosures Report.

Annual Our View colleague sentiment survey.

Read more: Our colleagues section on pages 46 to 49 and in our ESG Disclosures Report.

NatWest Retail Banking NPS 23 or be 3rd; NatWest Business Banking NPS -6 or be 3rd; NatWest Commercial Banking NPS 17 or 1st.

Read more: Our customers section on pages 42 to 44.

(1) All scores shown are for NatWest Group and include Ulster Bank RoI. To enable like-for-like year-on-year comparisons, all scores shown are based on the WTW calculation methodology.

(2) During 2022, a methodological change was made to retail NPS measurement which resulted in an uplift in NPS scores for all brands including NatWest. 2022 performance has been measured removing the impact of this positive change. 2023 goals have been set from a new +22 baseline which takes into account the positive impact of the methodological change.

Any information contained on websites linked or reports referenced in this section is for information only and will not be deemed to be incorporated by reference herein.

The guidance, targets, expectations, and trends discussed in this section represent NatWest Group plc management's current expectations and are subject to change, including as a result of the factors described in the Risk Factors section of the 2022 NatWest Group plc Annual Report on Form 20-F. These statements constitute forward-looking statements. Refer to Forward-looking statements in this document.

NatWest Group | 2022 Annual Report on Form 20-F 25

Our purpose-led areas of focus Building long-term value Our ambition is to champion potential, helping people, families and businesses to thrive. Aligned to our purpose are three focus areas where we believe we can make a long-term, meaningful contribution to our customers, colleagues and communities: climate, enterprise and learning. Our areas of focus contribute to UN Sustainable Development Goals (SDGs): As signatories of the UN Principles for Responsible Banking, our ambition is to align our strategy with the 2015 Paris Agreement and the UN SDGs(1). As well as highlighting activity that relates to each of the SDGs above, case studies throughout this report reference positive impacts mapped against other SDGs. (1) The Sustainable Development Goals (SDGs) are a collection of 17 non-legally binding interlinked global goals set forth by the UN for countries and governments. These are included only as indicative guidance for the proposed aim of each area of focus and NatWest Group makes no representation, warranty or assurance of any kind, express or implied, or takes no responsibility or liability as to whether the areas of focus further the objective or achieves the purpose of the indicated SDG. (2) Refer to section 1.2, 1.3 and 3.3 in the NatWest Group Climate-related Disclosures Report for further detail on our climate ambitions and SBTi targets. (3) Against a 2019 baseline. Direct own operations is defined as Scope 1, Scope 2 and Scope 3 (paper, water, waste, business travel, commuting and work from home) emissions. It excludes upstream and downstream emissions from our value chain. (4) Represents approximate number of interventions delivered and individuals supported through enterprise programmes during 2022, which is based upon data provided by third parties delivering these interventions without further independent verification by NatWest Group. (5) Demographics cover uniquely supported individuals and youth interventions supported. (6) Youth interventions supported through enterprise and entrepreneurship activity is a new metric for 2022. (7) Includes additional initiatives approved during 2021 & 2022 which met the criteria for inclusion in the financial capability target. (8) Includes instances where customers had existing savings with other banks and transferred them into a NatWest Group account. Our ambitions and targets (2) 2050 achieve net zero by 2050 across our financed emissions, Assets under Management and our operational value chain. £100bn provide climate and sustainable funding and financing between 1 July 2021 and the end of 2025. -50% at least halve the climate impact of our financing activity by 2030, against a 2019 baseline, and align with the 2015 Paris Agreement. 50% reduce carbon intensity of our in-scope Assets under Management by 50%, against a 2019 baseline. -50% reduce our direct own operations(3) carbon footprint by 2025. Climate A leading bank in the UK helping to address the climate challenge Our targets 15m financial capability interactions delivered between January 2020 and December 2023.(7) 2m additional customers helped to start saving between January 2020 and December 2023.(8) Learning Building financial capability and resilience Our targets 250,000 interventions delivered to start, run or grow a business in 2022.(4) 35,000 individuals and businesses supported through enterprise programmes in 2022.(4) 30,000 youth interventions supported through enterprise and entrepreneurship 2022.(4,6) 60% of support provided to women.(5) 75% of support based in regions outside London and southeast England.(5) 20% of support provided to individuals from ethnic minority backgrounds.(5) 20% of support provided to those with a purpose-led business or business idea.(5) Enterprise Removing the barriers to enterprise 26 NatWest Group | 2022 Annual Report on Form 20-F Our ambition (9) (9) The guidance, targets, expectations, and trends discussed in this section represent NatWest Group plc management’s current expectations and are subject to change, including as a result of the factors described in the Risk Factors section of the 2022 NatWest Group plc Annual Report on Form 20-F. These statements constitute forward-looking statements. (1) Refer to Forward-looking statements on pages 170 and 171 of this document for cautionary statement on Climate and ESG disclosures .

Read more in the NatWest Group plc 2022, the Climate-related Disclosures Report and ESG Disclosures Report.

Our 2022 performance

Climate

£32.6bn

cumulative contribution towards £100 billion climate and sustainable funding and financing target[1]

2021: £8.1bn (1 Jul – 31 Dec)

41.5%

of EPC C or better rated homes in our UK Mortgage portfolio for which EPCs are available[2]

2021: 38.3%

92.58%

of votes cast were in favour of our first Say on Climate resolution

£2.9bn

Retail Banking Green Mortgage completions since launch[3]

2021: £0.7bn since launch

79%

of our lending activities by exposure as at 31 December 2019, covered by 2030 sector emissions reduction targets, validated as science based by the SBTi

-46%

reduction in emissions in our direct own operations[4]

2021: -44%[5]

Enterprise

269,000

interventions delivered to start, run or grow a business in 2022[6]

2021: c.200,000

53,000

individuals and businesses supported through enterprise programmes in 2022[6]

2021: c.55,000

48,000

young adults engaged in enterprise and entrepreneurship activity in 2022[6,7,8]

90%

of support based in regions outside London and southeast England[7]

2021: c.75%

34%

of support provided to individuals from ethnic minority backgrounds[7]

2021: c.26%

32%

of support provided to those with a purpose-led business or business idea[7]

2021: c.52%

59%

of support provided to women[7]

2021: c.60%

Learning

5.1m

financial capability interactions delivered by 31 December 2022 against the 2023 target[9]

Cumulative 2020 to 2022: 14.07m

0.5m

additional customers helped to start saving by 31 December 2022 against the 2023 target[10]

Cumulative 2020 to 2022: 1.7m[11]

(1) In October 2021, having surpassed our previous 2020-21 £20 billion target during H1 2021, NatWest Group announced an ambition to provide an additional £100 billion climate and sustainable funding and financing between 1 July 2021 and the end of 2025.

(2) As at 31 December 2022 £138.8 billion, 68%, of the total residential mortgages portfolio had EPC data available. In addition to the Retail Banking portfolio, during Q2 2022, EPC data became available for the Private Banking portfolio for all periods.

(3) Since launch in Q4 2020. Green Mortgages are available to all intermediaries for all residential and buy-to-let properties with an energy performance rating of A or B and specific new build developer properties, Available for Purchase, Porting & Re-mortgage applications.

(4) Against a 2019 baseline. Direct own operations is defined as Scope 1, Scope 2 and Scope 3 (paper, water, waste, business travel, commuting and work from home) emissions. It excludes upstream and downstream emissions from our value chain.

(5) Historic values are updated from values reported in 2021. This is due to updated bills, data provision and extrapolations.

(6) Represents approximate number of interventions delivered and individuals supported through enterprise programmes during 2022, which is based upon data provided by third parties delivering these interventions without further independent verification by NatWest Group.

(7) Demographics cover uniquely supported individuals and youth interventions supported.

(8) Youth interventions supported through enterprise and entrepreneurship activity is a new metric for 2022.

(9) Includes additional initiatives approved during 2021 & 2022 which met the criteria for inclusion in the financial capability target.

(10) Includes instances where customers had savings with other banks and transferred them to their NatWest Group account.

(11) Includes additional 144k customers for 2021 and 2020. The customers helped start to save criteria was revised in April 2022 to reflect products aligned to the ambition.

NatWest Group | 2022 Annual Report on Form 20-F 27

Learning case study



Helping young people to thrive



NatWest Group collaborates with footballer and campaigner Marcus Rashford

All young people deserve to feel financially secure and fulfil their potential.

Yet 81% of young people today say they are uncertain about their financial future[1]. And 56% of 12- to 17-year-olds don't feel confident about managing their money[2].

We want this to change.

But we know that for this to happen, we must think beyond money management and practical financial education. We know we must also help young people overcome the emotional and psychological obstacles blocking their success.

That's why we have created a programme for 8- to 18-year-olds that aims to help them develop their self-belief as well as their money confidence.

NatWest Thrive is a unique collaboration between NatWest Group, the National Youth Agency (the national body for youth work) and footballer and campaigner Marcus Rashford MBE.

It's built around three pillars: the redemptive power of (forging a new) identity; delivery via trusted adults and role models; and connection to the young people's interests and passions.

As such, NatWest Thrive is about people, relationships, mentoring and contact with role models to create community and connection. It's why the programme is primarily delivered face-to-face, in relevant, safe places for young people and with trusted adults.

(1) London Institute of Banking and Finance.
(2) Money Advice Service.
(3) NatWest Thrive Impact report – our summer impact 2022.

Any information contained on websites linked or reports referenced in this section is for information only and will not be deemed to be incorporated by reference herein.

In spring 2022, we launched the programme's pilot scheme to 135 young people in three youth clubs in London, Manchester and Sunderland.

Following that, over the summer in 2022, we rolled out a 12-week NatWest Thrive programme to 12 more youth clubs, reaching more than 800 young people across the UK during 2022. Results from the summer programme are hugely encouraging: 98% say their money confidence has improved after four sessions and 83% say it has improved their mental wellbeing[3].

Our vision is now to scale the programme to improve the financial confidence of many more young people.


4 QUALITY EDUCATION
8 DECENT WORK AND ECONOMIC GROWTH
10 REDUCED INEQUALITIES
17 PARTNERSHIPS FOR THE GOALS



28 NatWest Group | 2022 Annual Report on Form 20-F

Business performance

Strong brands to meet customers' needs

Retail Banking

Through the NatWest, Royal Bank of Scotland and Ulster Bank brands, we provide a comprehensive range of banking products and related financial services including current accounts, mortgages, personal unsecured lending and personal deposits. We're here for customers whenever and wherever they need us – from our mobile app and online banking, through to our contact centres and high-street and mobile branches.

Private Banking

Private Banking is the Investment Centre of Expertise for NatWest Group, servicing all client segments across Retail, Premier and Private Banking. We provide private banking and wealth management services to UK-connected high-net-worth individuals and their business interests through the Coutts brand. We continue to focus on delivering the best client experience through a proactive engagement model which supports clients across both sides of their balance sheet – improving returns by deepening client relationships and enhancing our digital banking capabilities to make it easier for clients to deal with us.

Commercial & Institutional

Commercial & Institutional provides the expertise and tailored solutions needed by businesses, from entrepreneurs through to large corporate organisations, multi-nationals and financial institutions. As the biggest bank for UK businesses, we're also known for supporting businesses that want to start, scale and grow. Our people, combined with our digital channels, help our broad set of customers manage their day-to-day business activity, support them through good and challenging times, and work with them to plan for the future.

Contribution to NatWest Group


Income
43%
8%
49%
0%
Operating profit before tax
55%
8%
50%
-13%
Net lending to customers
54%
5%
36%
5%

Key
- Retail Banking
- Private Banking
- Commercial & Institutional
- Central items & other

For further information on the financial performance of our operating segments refer to the Financial review section on pages 6 to 17 of the Annual report on Form 20-F.

NatWest · Coutts · Coutts Crown Dependencies · Royal Bank of Scotland · Ulster Bank · NatWest International · RBS International · Lombard · RBS International Depositary Services · NatWest Trustee and Depositary Services · Child & Co. · Isle of Man Bank · Drummonds · Holt's Military Banking

NatWest Group | 2022 Annual Report on Form 20-F 29

Business performance continued In Retail Banking, we’re focused on helping our customers reach their financial goals. From budgeting and saving, to supporting our customers to make more sustainable choices, our mobile app combined with exceptional colleagues are helping us to deliver our goal to become a relationship bank in a digital world. We want to deepen relationships with our customers by supporting them at key moments in their lives, improving their financial health and resilience and supporting younger generations to plan for the future. By providing personalised insights, we are helping our customers to understand how decisions they make today could affect their future finances. Retail Banking Our priority is to support our customers as the cost of living rises and, by engaging customers early, we can help those facing financial hardship. We have conducted c.0.7 million financial health checks in 2022, 76,000 more than in 2021, and have proactively spoken to 1.45 million customers to provide additional support through regular customer care campaigns. Our ‘Know My Credit Score’ tool and budgeting help in our mobile app assists our customers to act promptly and understand their credit options. We have created an online cost of living hub which shares resources and support provided by us and third parties, and which has attracted 346,000 visits. Our £4 million of donations provides support through collaboration with organisations including Citizens Advice, The Trussell Trust, Step Change and PayPlan. Our ambition is to provide the best digital experience with access to the best people. We remain focused on improving the digital experience of our customers, with 88% of their needs currently met digitally. We’ve reached our highest ever levels for customer satisfaction, which reflects the increasing number of customers who use us as their main bank. Our AI virtual assistant, Cora, fully supported 48.4% of customer queries without handing over to a human and we’ve made it easier to book an appointment in our branches or through our video channel with over 330,000 video appointments held in 2022. Our digital platforms help to make banking safe and more convenient. Our digital account opening journey has significantly reduced the associated cost of fraud and improved the experience for our customers with record satisfaction levels. We’ve made payments simpler and safer with a new payment hub in our app, while biometrics now enable 46% of payments. Our ‘Card reveal’ feature makes it easy to access card details and complete online purchases and ‘PIN reveal’ allows our customers to view their PIN on their app, with over one million pin reveals displayed in the mobile app, supporting our customers with their sustainability transitions by significantly reducing the number of PIN reminder slips sent. We know how important it can be to save for unexpected bills, so we have supported c.0.5 million customers to start saving in 2022. We have increased the interest rate for our digital regular savers and Round Ups make it easy to save little and often with over 1.25 million customers signed up since it was launched last year, saving a total of £138 million. We’re helping future generations to create good habits through Rooster Money and saw c.89,000 new card openings to build financial resilience Operating profit £2,824m 2021: £1,968m Return on equity 28.6% 2021: 26.1% Customer deposits £188.4bn 2021: £188.9bn Total income £5,646m 2021: £4,445m Net loans to customers £197.6bn 2021: £182.2bn Rooster Money new card openings c.89,000 Customer needs met digitally 88% 2021: 85% UK mortgage flow share 13% 2021: 12% Climate and sustainable finance and funding in 2022 £4.0bn 30 NatWest Group | 2022 Annual Report on Form 20-F Operating expenses £2,593m 2021: £2,513m across the family. Saving towards the future can be difficult so it is important to help our customers make their money work harder and grow over the longer term. Our digital investing platforms, NatWest Invest and Royal Bank Invest, allow customers to invest from £50 into a choice of five funds depending on their approach to risk and time horizon. 31,000 new investment accounts were opened on the platform in 2022. We want to help our customers to use credit responsibly and have regularly reviewed our affordability checks to prevent customers from over-stretching. Our overdraft cost calculator has been used over 3.5 million times since its June launch and our soft search for credit cards gives customers the eligibility information they need without impacting their credit score. We launched a 30-month 0% balance transfer card which can help customers pay off outstanding debt, and our buy-now-pay-later offering gives our customers choice and control around how they manage their money with safeguards in place to help customers to use the facility responsibly. Despite volatility, we remained in the mortgage market throughout the period with our full product selection and continued to provide a consistent service to help our customers to purchase their homes, growing our UK market flow share to 13% with total mortgage balances of £187.2 billion. We supported 232,000 customers to move to a new deal and allowed customers to remortgage six months before the expiry of their existing mortgage, to help our customers to secure a rate earlier in a rising rate environment. Our over payment process has been simplified and our higher LTV products continue to provide customers with the flexibility they need in a challenging environment. Our investment in digitising the mortgage journey has resulted in 19,600 applications digitally and allowed us to launch a market first purchase decision in principle and remortgage journey with price comparison websites. How we use our money today could change the world tomorrow and help to make a greener planet. We’ve had over 531,000 visits to our climate change hub and 333,000 customers have used our carbon tracker to understand and reduce their carbon footprint. To provide sustainable growth in the future, our aim is to encourage our customers to make more sustainable choices through lifestyle changes and home energy efficiencies. We supported our customers with £2.2 billion in Green Mortgages, offering a lower rate for purchasing or re-mortgaging an energy efficient home. Our cards are now made from 86% recycled plastic, which is expected to save 23 tonnes of plastic and 50 tonnes of carbon dioxide a year. Building money confidence Teaching positive financial habits with Rooster Money We believe it’s vital for young people to feel confident and capable with money. Enabling financial capability early in life is an essential tool for developing good money management in adulthood. And as young people adopt technology at an earlier age, the need to build these skills in a digital environment becomes even more important. That’s why, in 2021, we decided to acquire Rooster Money and integrate it into our wider youth proposition. The pocket-money app and pre-paid debit card enable parents to help their children to feel financially capable by teaching budgeting skills and encouraging saving to develop positive habits. The contactless card gives children aged six and over more independence, while staying safe with spending notifications, limits and freezes managed within the app. Rooster Money’s chore and star capabilities can also help children with their understanding of money from the age of three. As well as reaffirming our purpose-led ambition to attract and support the financial needs of more young people and their families, we also believe the Rooster Money proposition makes sound commercial sense. The number of 18-year-olds in the UK is set to grow 20% by 2030(1) and there is increasing competition to provide this cohort with a digital pocket money proposition in their younger years. We believe we will be able to take a bigger share of the bankable (but currently unbanked) youth market by leveraging our strong customer base, offering a solution to parents for banking young people all the way through childhood. In the short term, this will help us to engage customers in other youth products (for instance, growing Junior ISA volumes), increase the wider engagement of current parent customers and attract new families to us. In the longer term, these young customers will graduate into primary adult customers, driving value for the bank for decades to come. (1) Office for National Statistics. NatWest Group | 2022 Annual Report on Form 20-F 31

Business performance continued Within Private Banking, we serve the banking, lending and wealth management needs of UK-connected high-net-worth individuals and their business interests through the Coutts & Co brand, and the investment needs of customers from across NatWest Group via our Investment Centre of Expertise. As the first UK-headquartered private bank to become a certified B Corp, clients can rely on Coutts & Co to provide exceptional service, while managing their wealth responsibly. Private Banking In 2022, we continued to put our climate ambition into action. From 1 February 2022, the Personal Portfolio Funds available through Coutts Invest, NatWest Invest and Royal Bank Invest include a commitment that a minimum of 50% of assets by value in each fund will be on a net-zero trajectory. From 18 July 2022, the Coutts Managed Funds and discretionary portfolios include a commitment that a minimum of 20% of assets by value in each fund or portfolio will be on a net-zero trajectory. As of the end of the year, £6.5 billion of AUM are invested in funds that are on a net-zero trajectory(1) and are decarbonising at an average rate of 7% per annum. Building on existing Coutts mortgage products that offer discounted arrangement fees for purchasing a more energy-efficient home (EPC rating of A or B) or for making improvements to improve energy efficiency (EPC rating C and above) Coutts launched a pilot for its Greener Homes Service. Providing bespoke advice to help participating customers overcome the barriers to retrofitting, the service includes a free energy performance assessment, details of retrofit costs and benefits, and the option to implement recommended measures through a pre-vetted supply chain. 30 customers are participating in the initial pilot of the Greener Homes Service, with further enhancement planned. In 2022, Coutts completed £241 million in mortgages for properties rated EPC A or B. Business exit is an incredibly important moment for any entrepreneur. Drawing on the knowledge and insights of entrepreneurs who have been through the process, we’ve created a free programme to share 20-plus years of our research. In March, we launched a series of video masterclasses from industry experts available to all entrepreneurs, regardless of whether they are a client. In 2022, we have taken 45 owners and Financial Directors, representing ownership of more than £572 million of shareholder value, through our Business Exit Programme. Continuing the collaboration with Business Growth Fund, we have now raised over £80 million through the UK Enterprise Fund (UKEF). The fund is closing the year in a strong position with over 47 companies now backed. These companies are well spread across the UK with 73% outside of London and the South East, diversified across new economy sectors, with over 20% of companies actively addressing climate change. Total income £1,056m 2021: £816m Net loans to customers £19.2bn 2021: £18.4bn AUMA £33.4bn 2021: £35.6bn Operating profit £436m 2021: £350m Climate and sustainable financing and funding in 2022 £0.2bn AUM net new money £2.0bn 5.6% of opening AUMA balances Return on equity 24.5% 2021: 17.0% NatWest Invest/ Royal Bank Invest/ Coutts Invest users c.90,000 2021: c.79,000 Customer deposits £41.2bn 2021: £39.3bn (1) Net-zero trajectory is a commitment, credible plan or action taken to achieve net-zero greenhouse gas emissions by 2050. 32 NatWest Group | 2022 Annual Report on Form 20-F Operating expenses £622m 2021: £520m

The UKEF is proud to support female founders and their businesses with over 22% of the portfolio invested in female-led companies, alongside supporting initiatives such as investment-ready workshops run by BGF, NatWest Bank and Coutts & Co, as well as executive coaching for female and ethnic minority founders. In December 2022, in line with our aim to build financial capability and lower barriers to investing, we completed a nationwide launch of our Digital Assist for Investment service across the NatWest Bank and Royal Bank branch network. Branch customers now have the option to speak to a Digital Wealth Manager who can give them guidance on how to use our Automated Advice service. This involved training over 1,730 branch staff across 650+ branches in the UK. The colleagues trained reported a 157% increase in their confidence to talk about investments and our branch-based Senior Personal Bankers helped over 100 customers in December with their long-term savings goals. In October 2022, Coutts & Co Collective was launched, making it easier for clients to donate to charity. Supported by the Charities Trust, the scheme allows clients to give to causes that support social and environmental issues. By donating collectively, clients can make a bigger difference to the causes they care about with high-impact, pre-vetted charities. The chosen charities are The Prince’s Trust, Future Frontiers and Ocean Generation. 100% of all donations are received by the charities. In June 2022, we launched our new Coutts & Co digital service through our app to our personal clients. We have introduced several easy-to-use digital features such as integrated biometrics for enhanced security, digital cheque deposits, spend controls, first-time beneficiary payment authorisation as well as authenticated web and app messaging (live chat). Client adoption has been high, with over 80% client activation(1). (1) Of clients invited to use the service. Coutts championing high-growth businesses We’re committed to helping clients reach their potential: connecting with, and contributing to our wider society. By championing new businesses, we can encourage growth and create value for our clients and the economy. To help us achieve this, Coutts was delighted to launch a new Accelerator programme during 2022 for ambitious individuals within e-sports, gaming, social media or streaming. The interactive entertainment industry has experienced healthy growth in recent years which is expected to continue to increase in the post-pandemic world. Valued at US$197 billion in 2022, the global gaming market is now on track to surpass US$225 billion by 2025.(2) The Coutts Interactive Entertainment Accelerator programme was designed to help UK entrepreneurs scale their businesses in this growing sector and take them to the next level. Delivered in partnership with NatWest Accelerator, this bank-wide initiative allowed entrepreneurs to access and learn from business and industry experts. Whether they had been thinking about setting up a business or been running a business for a while, this fully-funded programme helped them access new markets, fund expansion or attract new talent to build more effective teams. During the six-month programme, applicants benefited from a range of useful services, including one-to-one coaching with our experienced business acceleration managers, access to thought leadership and events, a network of like-minded peers, focused support from experts and co-working spaces in one of our nationwide hubs. We believe this help can give interactive entertainment entrepreneurs essential early assistance, empowering them to grow their business further and faster and overcome challenges to reach their full potential. Accelerating the interactive entertainment sector (2) Newzoo, Global Games Market Report 2022. NatWest Group | 2022 Annual Report on Form 20-F 33

Business performance continued In 2022, NatWest Group announced the creation of Commercial & Institutional, which brought together the Commercial, NatWest Markets and RBS International customer businesses. The new segment is a step forward in becoming a simpler bank to deal with, bringing the best of our expertise to better support our customers’ needs. In a particularly challenging environment, Commercial & Institutional effectively supported customers manage the increasing costs of doing business from both interest rate and inflationary pressure, continued developing innovative digital capabilities and remained committed to providing award-winning sustainable financing solutions to support customers to transition to greener business practices. Commercial & Institutional We remain fully committed to supporting businesses to manage the increasing costs of doing business with a comprehensive package of support measures. In 2022, we contacted over 0.8 million customers to offer information, support and advice through proactive communications, our specialist relationship managers and local business hubs positioned across the UK. Alongside our extensive outreach programme, our Business Current Accounts remained available without a minimum charge, while we froze the standard published tariffs and committed to no increases to published fees for 12 months. Moreover, through our deep sector expertise and service offering, we tailored support for the most impacted sectors, including a £1.25 billion lending package for the farming industry, as part of a range of supportive measures for our c.40,000 agricultural customer base, which is facing extreme impacts on supply costs and profit margins – this is in addition to other support measures, such as capital repayment holidays and increased overdraft limits. By extending the reach of our proposition, we provide a more comprehensive product offering to our customers, where and when they need it. In 2022 our corporate FX services were used by over 650 new corporate and institutional customers for the first time. In addition, our award-winning FX and long-standing expertise in fixed income, capital markets, and bespoke financing solutions, supported customers in navigating the challenging macro environment and managing their risk. We are accessible for customers through our expansive UK footprint and presence across Europe, Asia and the US. Total income £6,413m 2021: £4,838m Net loans to customers £129.9bn 2021: £124.2bn Business accounts opened (incl.Mettle) 130,000 Operating profit £2,547m 2021: £2,241m Tyl payments processed 69.5m 2021: 39.3m Return on equity 12.2% 2021: 10.9% Climate and sustainable finance and funding in 2022 £20.3bn Customer deposits £203.3bn 2021: £217.5bn 34 NatWest Group | 2022 Annual Report on Form 20-F were purpose-led, 34% were from ethnic minority backgrounds and 59% provided support to women. We also offer the UK’s largest free business accelerator network which continued to grow this year with the launch of our new Enterprise Hub to support our Accelerator programme at the University of Warwick, and the opening of a new hub in Southampton, taking our total number of Enterprise Hubs to 14. Our commitment to new businesses resulted in the opening of over 130,000 new Business Accounts (including Mettle Accounts) in 2022. Establishing the new segment enables us to build even longer and deeper relationships with our customers, by providing support at each stage of their journey. As the biggest bank for businesses in the UK and a committed champion of startups, we are removing barriers to enterprise, tackling inequality and supporting growth by helping entrepreneurs achieve their ambitions. In 2022, we supported over 53,000 individuals or businesses through enterprise programmes, with over 269,000 interventions delivered. Of those supported, 32% Operating expenses £3,744m 2021: £3,757m

Guided by our purpose and our aim to deepen customer relationships, we continue to support our customers with their ESG and climate-related finance needs. In 2022, the Commercial & Institutional segment provided £20.3 billion in climate and sustainable funding and financing. Our role as a cornerstone lender in the first greenfield solar transaction in the UK since 2018 demonstrates our commitment to leadership in renewables sector project financing. The syndicated loan will enable our customer to fund the construction of up to 1GW of solar capacity across the UK and the Netherlands, enough to power over 300,000 households, while creating local employment opportunities. To ensure as many SMEs as possible can realise the bottom-line benefits from their carbon-reduction efforts and innovation, we reduced the lower threshold for our Green Loans offering for SMEs from £50,000 to £25,001, so more businesses can access funding to transition to more sustainable practices. We also launched our digital Carbon Planner, a free-to-use digital platform designed to help UK businesses identify potential cost and carbon savings. We continue to be a leading underwriter of Green, Social and Sustainability finance after winning several awards at the Environmental Finance Bond Awards 2022 (including ‘Lead manager of the year, social bonds – local authority/municipality award’), as well as being presented the ‘Leadership in Sustainable Banking award’ at the Jersey Finance Sustainable Finance Awards 2022. Finally, as a relationship bank in a digital world, we continue to evolve our digital, data and technology capabilities to provide an easier and more insightful banking experience for customers. In 2022, digitally-initiated commercial service requests more than doubled compared to the previous year. In addition, 83% of our customers are actively using digital channels to interact with us. Improvements in our digital lending journey now enable business customers to utilise our self-serve digital channels to apply for up to £50,000 of borrowing and receive an automated decision within minutes. Alongside this, our innovative merchant acquiring platform Tyl saw over £3.1 billion of transactions in 2022 – a 104% increase from 2021. Furthermore, we announced a strategic partnership with Vodeno Group to create a banking-as-a-service business for the UK market. This will enable us to create new and exciting opportunities for our customers to seamlessly integrate financial solutions into their ecosystems, including payments, deposits, point-of-sale credit and merchant cash advances. Financing sustainability goals Providing expertise and collaboration As a relationship bank, we strive to anticipate our customers’ future needs. In 2022, NatWest Group was able to help Compass Group, a world-leading food service business, understand how sustainable financing could help it achieve its long-term sustainability goals. Serving billions of meals each year in more than 40 countries and employing and engaging with over 500,000 people, its aim is to do so in a way which better benefits people and the planet. The company’s sustainability strategy seeks to maximise the positive social and environmental impact it has across its value chain and includes a commitment to reach net-zero emissions across its global operations and value chain by 2050. The Sustainable Development Goals illustrated are ones towards which Compass Group strive to make a positive impact. Given the scale of Compass Group’s operating expenditures, and the way these contribute to its sustainability targets, assistance in formulating the design of its sustainable financing framework was needed. This required a fresh approach which wasn’t pre-determined by market precedent. NatWest Group’s breadth of structuring experience in the sustainable finance market meant Compass Group was fully supported in carrying out a review of expenditures which aligned with its sustainability ambitions across outcomes relating to environmental as well as social factors. Each was carefully assessed for the contribution towards its strategic targets, to ensure only the most material projects were included. Importantly, facilitating the investment in sustainability for Compass Group should prove to be a key driver for growth for the business, helping to meet its clients’ environmental and social commitments. This, we believe, is the value that Commercial & Institutional can provide to customers and stakeholders. By bringing together a depth of expertise and collaboration across the bank we are there for our customers’ current and future needs. NatWest Group | 2022 Annual Report on Form 20-F 35

Our stakeholders We have a reciprocal relationship with all our stakeholders – knowing that when they succeed, so do we. The insights we gain by listening and engaging with them enable us to improve outcomes for customers, society and the environment. Below we provide some examples of how we collaborate with our key stakeholders to create value. Stakeholder engagement How we engaged What we discussed Outcome of engagements Challenges we faced Customers – the people and businesses we serve • Supporting businesses through our Accelerator Programme and Specialist Accelerators, as well as Business Builder and Business Insights Hub. • The UK Government’s levelling-up agenda for strengthening communities, supporting diverse entrepreneurs, removing barriers to enterprise, providing access to our wide range of partners, business accelerator hubs, and our thought-leadership material. • In 2022 we supported 1,300 entrepreneurs via the Accelerator Programme, of which 50% are female-led businesses. New content modules delivered on the cost of trading, financial resilience, and action tools on energy and cost saving. Engaging effectively with customers on our climate agenda, while many face significant cost pressures, has been challenging. We believe there is an opportunity for our customers and NatWest Group, because tackling climate change is not only good for the planet and the communities we serve, but good for our business too. However, demonstrating this link is a challenge which requires clear and sustained messaging and engagement. We’ll continue to develop our customer climate hub, to bring customers engaging and educational resources on energy efficiency and climate change, as well as our carbon footprint tracking tool in collaboration with Cogo, which allows customers to see a rolling monthly view of their carbon footprint. • Regular, monthly sessions with people with lived experience of vulnerability. • Insights from charitable organisations and those with lived experiences on how our proposed products and propositions work for their circumstances, taking into account their perspectives. • 21 products have now been reviewed by the panel and product owners are working through proposed adaptations and changes. • A big data study, using customer data to explore the relationship between ethnicity and banking. • Innovative data-led research exploration into the access and some attitudinal analysis of financial products and services in the UK. • The findings were discussed informally with the Bank of England, Prudential Regulation Authority (PRA) and Financial Conduct Authority (FCA). • Carbon Planner tool. • A free-to-use tool to help UK businesses identify potential cost and carbon savings. • Businesses, including those who do not bank with us, have been able to use NatWest Group’s free tool to help them identify potential cost and carbon savings. • Meetings with customers during a Board regional visit to Bristol. • A broad range of topics including the impact of rising inflation, firms’ sustainability strategies, support for new customers who have fled the invasion of Ukraine and future growth plans. • The Board heard about the challenges and opportunities facing these customers and how the bank could best support them. Learnings were taken into the Board’s wider approach to assisting customers. • At a customer ‘live lounge’ conducted by our Group Sustainable Banking Committee, non-executive directors were joined by our frontline Financial Health and Support telephony team. • The cost of living crisis, the mental health of frontline colleagues and how to respond to the growing issue of supporting customers in vulnerable situations. • Non-executive directors heard customer conversations to better understand the challenges faced by colleagues in supporting customers in vulnerable situations. Investors – providers of our capital and funding • Meetings with our senior management, presentations at industry conferences and investor roundtables. • Progress on the delivery of our strategy and future priorities, updates on the financial performance of our business, our funding requirements and deep-dives on business segments. • Institutional equity and fixed income investors and research analysts gained a deeper understanding of our business and were able to provide feedback on our strategic priorities. At our 2022 AGM, the resolution to re-elect Frank Dangeard as a director was passed with lower support than expected following a recommendation to vote against by a proxy adviser under their methodology on over-boarding. We acknowledged the situation in our post-AGM announcement and re-confirmed the Board’s view that Mr Dangeard has sufficient time to devote to NatWest Group. The Chairman also engaged with institutional shareholders to discuss their concerns. • The Chairman, Group CEO and Group CFO took part in quarterly results presentations and 169 meetings with our largest investors. • Progress against strategic priorities, financial performance, interest rate sensitivity, capital returns policy, environmental, social and governance topics, regulation and the macroeconomic environment. • An open dialogue was maintained with institutional equity and fixed income investors, updating investors on progress and keeping the Board informed about their views and priorities throughout 2022. • The Chairman, Group CEO and other non-executive directors engaged with private investors at two virtual shareholder events. • As above, plus the business of the 2022 AGM and NatWest Group customer support initiatives under our Retail Banking strategy. • Private investors had the opportunity to engage with Board members, to ask questions prior to voting on the business of the AGM, and to hear from Board members and senior management on current topics. How we engage across the company How we engage at Board level 36 NatWest Group | 2022 Annual Report on Form 20-F

How we engaged What we discussed Outcome of engagements Challenges we faced Customers – the people and businesses we serve • Supporting businesses through our Accelerator Programme and Specialist Accelerators, as well as Business Builder and Business Insights Hub. • The UK Government’s levelling-up agenda for strengthening communities, supporting diverse entrepreneurs, removing barriers to enterprise, providing access to our wide range of partners, business accelerator hubs, and our thought-leadership material. • In 2022 we supported 1,300 entrepreneurs via the Accelerator Programme, of which 50% are female-led businesses. New content modules delivered on the cost of trading, financial resilience, and action tools on energy and cost saving. Engaging effectively with customers on our climate agenda, while many face significant cost pressures, has been challenging. We believe there is an opportunity for our customers and NatWest Group, because tackling climate change is not only good for the planet and the communities we serve, but good for our business too. However, demonstrating this link is a challenge which requires clear and sustained messaging and engagement. We’ll continue to develop our customer climate hub, to bring customers engaging and educational resources on energy efficiency and climate change, as well as our carbon footprint tracking tool in collaboration with Cogo, which allows customers to see a rolling monthly view of their carbon footprint. • Regular, monthly sessions with people with lived experience of vulnerability. • Insights from charitable organisations and those with lived experiences on how our proposed products and propositions work for their circumstances, taking into account their perspectives. • 21 products have now been reviewed by the panel and product owners are working through proposed adaptations and changes. • A big data study, using customer data to explore the relationship between ethnicity and banking. • Innovative data-led research exploration into the access and some attitudinal analysis of financial products and services in the UK. • The findings were discussed informally with the Bank of England, Prudential Regulation Authority (PRA) and Financial Conduct Authority (FCA). • Carbon Planner tool. • A free-to-use tool to help UK businesses identify potential cost and carbon savings. • Businesses, including those who do not bank with us, have been able to use NatWest Group’s free tool to help them identify potential cost and carbon savings. • Meetings with customers during a Board regional visit to Bristol. • A broad range of topics including the impact of rising inflation, firms’ sustainability strategies, support for new customers who have fled the invasion of Ukraine and future growth plans. • The Board heard about the challenges and opportunities facing these customers and how the bank could best support them. Learnings were taken into the Board’s wider approach to assisting customers. • At a customer ‘live lounge’ conducted by our Group Sustainable Banking Committee, non-executive directors were joined by our frontline Financial Health and Support telephony team. • The cost of living crisis, the mental health of frontline colleagues and how to respond to the growing issue of supporting customers in vulnerable situations. • Non-executive directors heard customer conversations to better understand the challenges faced by colleagues in supporting customers in vulnerable situations. Investors – providers of our capital and funding • Meetings with our senior management, presentations at industry conferences and investor roundtables. • Progress on the delivery of our strategy and future priorities, updates on the financial performance of our business, our funding requirements and deep-dives on business segments. • Institutional equity and fixed income investors and research analysts gained a deeper understanding of our business and were able to provide feedback on our strategic priorities. At our 2022 AGM, the resolution to re-elect Frank Dangeard as a director was passed with lower support than expected following a recommendation to vote against by a proxy adviser under their methodology on over-boarding. We acknowledged the situation in our post-AGM announcement and re-confirmed the Board’s view that Mr Dangeard has sufficient time to devote to NatWest Group. The Chairman also engaged with institutional shareholders to discuss their concerns. • The Chairman, Group CEO and Group CFO took part in quarterly results presentations and 169 meetings with our largest investors. • Progress against strategic priorities, financial performance, interest rate sensitivity, capital returns policy, environmental, social and governance topics, regulation and the macroeconomic environment. • An open dialogue was maintained with institutional equity and fixed income investors, updating investors on progress and keeping the Board informed about their views and priorities throughout 2022. • The Chairman, Group CEO and other non-executive directors engaged with private investors at two virtual shareholder events. • As above, plus the business of the 2022 AGM and NatWest Group customer support initiatives under our Retail Banking strategy. • Private investors had the opportunity to engage with Board members, to ask questions prior to voting on the business of the AGM, and to hear from Board members and senior management on current topics. Read more about our assessment and approach to materiality in relation to our ESG disclosures in our 2022 ESG Disclosures Report. Key ESG topics for our stakeholders We re-evaluate our key ESG topics annually and refresh where appropriate to ensure that our list continues to be comprehensive, relevant and reflective of our stakeholder groups’ perspectives. For this year’s assessment we’ve taken into consideration the evolving landscape and engaged with a number of internal and external stakeholders. The findings guide our reporting and decision-making, ensuring we remain focused on the right issues. This year’s review once again confirmed that, as a responsible business, our approach to a broader range of ESG topics is of great significance to our stakeholders. NatWest Group | 2022 Annual Report on Form 20-F 37 Any information contained on websites linked or reports referenced in this section is for information only and will not be deemed to be incorporated by reference herein. For further information on how stakeholder considerations influenced the Board’s discussions and decision-making, refer to our section 172(1) statement on pages 40 and 41, and our Corporate governance report on page 80.

Our stakeholders continued How we engaged What we discussed Outcome of engagements Challenges we faced Regulators – whose rules and expectations we seek to comply with • With regulators, including the PRA, on managing the financial risks from climate change. Including submissions regarding compliance approach taken to regulatory standards and the Bank of England Climate Biennial Exploratory Scenario (CBES). • The outcomes of climate stress testing of NatWest Group and the management response determined, and how climate-related risks have been integrated within the enterprise-wide risk management framework. • Transparency on the NatWest Group’s exposure to climate-related risks and the response in order to manage the risk effectively. We recognise that the success of the Consumer Duty requirements is dependent upon a collaborative approach being taken between firm and regulator. The change in expectations set out by the FCA is in tune with our Purpose and Values. To this end we have committed to close and continuous ongoing engagement with the regulator throughout the implementation period. This will help us to identify where we need to make change to evidence compliance with the guidelines and help make sure this is reflected in our policies and procedures and culturally across the organisation. • Engagement with the FCA on our implementation of the new Consumer Duty. • High level of importance on achieving good customer outcomes, how we intend to implement the Duty, • Transparency on our implementation, consistent with the FCA’s stated ambition to iterate on approach with firms. • PRA attendance at July 2022 Board meeting and FCA attendance at February 2023 Board meeting. • PRA: 2022 Periodic Summary Meeting outputs; FCA: 2022 Firm Evaluation Letter outputs. • The Board heard from the PRA and FCA on the key messages in their respective letters. • Non-executive directors engaged with regulators through continuous assessment and proactive engagement meetings. • Strategy, financial performance, capital distributions, Board and Committee priorities, Board effectiveness, governance, the risk and control environment, financial crime, ring-fenced bank independence, Consumer Duty and the cost of living. • Directors gained a better understanding of the regulators’ key areas of interest and provided feedback on those topics. Colleagues – the people who deliver our purpose • Our View opinion survey. • The results of Our View, which asked for colleague opinion on topics such as purpose, wellbeing, inclusion, leadership and reward. • Our View September 2022 response rate was one of the highest in the last 10 years. In the face of an unprecedented external environment, our results overall show resilience. The rising cost of living impacted our colleagues creating new challenges for them through rising inflation and energy prices. We provided financial support to the colleagues most likely to be impacted in addition to our normal pay cycle, reflected the economic climate by making a significant investment in our annual pay review effective April 2023 and continue to support colleagues with our suite of financial wellbeing materials. Focusing on our lowest paid colleagues we immediately implemented the changes to the real living wage and also increased our lowest starting salary to £22,000 effective April 2023, an increase of 16% since April 2022. • Wellbeing Champions, Inclusion Champions, Our Colleague Experience Squad and employee-led networks. • Topics that influence our culture, including wellbeing, new ways of working, diversity, equity and inclusion, colleague capability and remuneration. • Our Wellbeing Strategy was supported by over 1,400 Wellbeing Champions. We continuously support our employee-led networks, which have around 24,000 members globally. • One of our weekly huddles with UK frontline colleagues. • A spotlight on climate change, focusing on reducing household energy bills and carbon emissions, as well as developing colleagues’ capability to have conversations on climate. • Improved colleague awareness of climate issues, the impact of the cost of living and how to talk about these issues with customers. • Colleague Advisory Panel (CAP). • Remuneration, our values, customers in vulnerable situations and future skills. • The CAP continued to provide an important communication channel between the Board and colleagues. • Meet the Board event, and a range of informal events. • Future challenges and opportunities for the Board, how effectively we are living our purpose, our role in addressing climate change, and supporting future generations. • Improved dialogue between the Board and colleagues on current issues. Communities – the places where we have an impact • Charity relationships, customer giving channels, colleague fundraising and volunteering. • How to best help the most vulnerable in society through our colleague and customer giving channels. We facilitated colleague and customer donations, and supported our colleagues to volunteer their skills and expertise, creating positive outcomes for a range of good causes. • £7.6 million donations through our mobile app, Reward Account and online donations. The bank, our customers and colleagues together raised over £12 million for three DEC appeals, supporting humanitarian relief efforts in Afghanistan, Ukraine and Pakistan. Our colleagues raised over £3.8 million for good causes and volunteered 76,230 hours. Following COVID-19, charities faced challenges in generating income and meeting increased demand. Schools gradually reopened to external volunteers, but new ways of working for colleagues led to a slower-than-anticipated uptake of volunteering opportunities. The rise in the cost of living further impacted people and communities creating new challenges with customer and colleague giving. Stakeholder engagement helped us to better understand the immediate and potential longer-term impacts of the cost of living and to act quickly to support charities and organisations in the community. • Support for young people through MoneySense, Island Saver, and our new programme with Marcus Rashford, NatWest Thrive. • MoneySense provides curriculum-linked activities for delivery in the classroom, while Island Saver helps young people with money skills and climate change awareness. • 76,086 teachers registered to use MoneySense resources, with 12,028 registering in 2022. • Meetings with the UK Government, devolved administrations, NGOs, think tanks and academia. • Our climate-related ambitions, support for customers and businesses through the cost of living crisis, assistance for startups, the Rose Review and our work with female entrepreneurship more widely and help for businesses to recover from COVID-19 and grow. • We sponsored the UK Pavilion at COP27. We worked with the SME Transformation Taskforce to support SME businesses. • A package of support launched for customers, colleagues and communities to help with the rising cost of living. • Meetings with community groups during a Board visit in the southwest of England. • How we live our purpose through community engagement and how future support could best be provided. • Insights into our work with these groups, a demonstration of the Board’s support and the reiteration of the bank’s commitment to such projects. • Board climate training, led by the University of Edinburgh. • Managing climate-related institutional change, climate measurement and influencing. • Building on directors’ foundational climate knowledge with insights into more technical areas. Suppliers – where we source our goods and services • Regular review meetings with key suppliers. • Supplier review meetings have a standing agenda point to discuss the Supplier Charter, which includes elements such as modern slavery and human rights issues. • Non-compliance with the bank policy schedule is dealt with on a case by case basis and includes engaging with the supplier to identify potential remediation measures. Where suppliers that underwent the EcoVadis assessment performed below the global average, we are implementing corrective improvement plans to support them in improving their performance on key sustainability topics. We have built objectives into our core strategy to enable our suppliers to improve and help us cultivate a more responsible and diverse supply value chain. • Risk management – onboarding new suppliers. • We launched a new inherent risk questionnaire to simplify how we interact with our suppliers and stakeholders. • Supply Chain Services implemented a new tool for assessing and understanding the risk profile associated to any service. The new Inherent Risk Questionnaire replaced the Service Impact Assessment. • Meetings with key suppliers during a Board regional visit to Bristol. • Suppliers’ experiences of working with NatWest Group and future opportunities and challenges, including the suppliers’ ESG agendas. • The Board gained an external perspective of NatWest Group and strengthened supplier relations. • Board training on embedding purpose in our supply chain. • Embedding our purpose in our supply chain and increasing diversity and inclusion with existing and new suppliers. • Directors gained insights into how NatWest Group engages with its suppliers, including cost and service, sustainability and stakeholder impacts. 38 NatWest Group | 2022 Annual Report on Form 20-F

How we engaged What we discussed Outcome of engagements Challenges we faced Regulators – whose rules and expectations we seek to comply with • With regulators, including the PRA, on managing the financial risks from climate change. Including submissions regarding compliance approach taken to regulatory standards and the Bank of England Climate Biennial Exploratory Scenario (CBES). • The outcomes of climate stress testing of NatWest Group and the management response determined, and how climate-related risks have been integrated within the enterprise-wide risk management framework. • Transparency on the NatWest Group’s exposure to climate-related risks and the response in order to manage the risk effectively. We recognise that the success of the Consumer Duty requirements is dependent upon a collaborative approach being taken between firm and regulator. The change in expectations set out by the FCA is in tune with our Purpose and Values. To this end we have committed to close and continuous ongoing engagement with the regulator throughout the implementation period. This will help us to identify where we need to make change to evidence compliance with the guidelines and help make sure this is reflected in our policies and procedures and culturally across the organisation. • Engagement with the FCA on our implementation of the new Consumer Duty. • High level of importance on achieving good customer outcomes, how we intend to implement the Duty, • Transparency on our implementation, consistent with the FCA’s stated ambition to iterate on approach with firms. • PRA attendance at July 2022 Board meeting and FCA attendance at February 2023 Board meeting. • PRA: 2022 Periodic Summary Meeting outputs; FCA: 2022 Firm Evaluation Letter outputs. • The Board heard from the PRA and FCA on the key messages in their respective letters. • Non-executive directors engaged with regulators through continuous assessment and proactive engagement meetings. • Strategy, financial performance, capital distributions, Board and Committee priorities, Board effectiveness, governance, the risk and control environment, financial crime, ring-fenced bank independence, Consumer Duty and the cost of living. • Directors gained a better understanding of the regulators’ key areas of interest and provided feedback on those topics. Colleagues – the people who deliver our purpose • Our View opinion survey. • The results of Our View, which asked for colleague opinion on topics such as purpose, wellbeing, inclusion, leadership and reward. • Our View September 2022 response rate was one of the highest in the last 10 years. In the face of an unprecedented external environment, our results overall show resilience. The rising cost of living impacted our colleagues creating new challenges for them through rising inflation and energy prices. We provided financial support to the colleagues most likely to be impacted in addition to our normal pay cycle, reflected the economic climate by making a significant investment in our annual pay review effective April 2023 and continue to support colleagues with our suite of financial wellbeing materials. Focusing on our lowest paid colleagues we immediately implemented the changes to the real living wage and also increased our lowest starting salary to £22,000 effective April 2023, an increase of 16% since April 2022. • Wellbeing Champions, Inclusion Champions, Our Colleague Experience Squad and employee-led networks. • Topics that influence our culture, including wellbeing, new ways of working, diversity, equity and inclusion, colleague capability and remuneration. • Our Wellbeing Strategy was supported by over 1,400 Wellbeing Champions. We continuously support our employee-led networks, which have around 24,000 members globally. • One of our weekly huddles with UK frontline colleagues. • A spotlight on climate change, focusing on reducing household energy bills and carbon emissions, as well as developing colleagues’ capability to have conversations on climate. • Improved colleague awareness of climate issues, the impact of the cost of living and how to talk about these issues with customers. • Colleague Advisory Panel (CAP). • Remuneration, our values, customers in vulnerable situations and future skills. • The CAP continued to provide an important communication channel between the Board and colleagues. • Meet the Board event, and a range of informal events. • Future challenges and opportunities for the Board, how effectively we are living our purpose, our role in addressing climate change, and supporting future generations. • Improved dialogue between the Board and colleagues on current issues. Communities – the places where we have an impact • Charity relationships, customer giving channels, colleague fundraising and volunteering. • How to best help the most vulnerable in society through our colleague and customer giving channels. We facilitated colleague and customer donations, and supported our colleagues to volunteer their skills and expertise, creating positive outcomes for a range of good causes. • £7.6 million donations through our mobile app, Reward Account and online donations. The bank, our customers and colleagues together raised over £12 million for three DEC appeals, supporting humanitarian relief efforts in Afghanistan, Ukraine and Pakistan. Our colleagues raised over £3.8 million for good causes and volunteered 76,230 hours. Following COVID-19, charities faced challenges in generating income and meeting increased demand. Schools gradually reopened to external volunteers, but new ways of working for colleagues led to a slower-than-anticipated uptake of volunteering opportunities. The rise in the cost of living further impacted people and communities creating new challenges with customer and colleague giving. Stakeholder engagement helped us to better understand the immediate and potential longer-term impacts of the cost of living and to act quickly to support charities and organisations in the community. • Support for young people through MoneySense, Island Saver, and our new programme with Marcus Rashford, NatWest Thrive. • MoneySense provides curriculum-linked activities for delivery in the classroom, while Island Saver helps young people with money skills and climate change awareness. • 76,086 teachers registered to use MoneySense resources, with 12,028 registering in 2022. • Meetings with the UK Government, devolved administrations, NGOs, think tanks and academia. • Our climate-related ambitions, support for customers and businesses through the cost of living crisis, assistance for startups, the Rose Review and our work with female entrepreneurship more widely and help for businesses to recover from COVID-19 and grow. • We sponsored the UK Pavilion at COP27. We worked with the SME Transformation Taskforce to support SME businesses. • A package of support launched for customers, colleagues and communities to help with the rising cost of living. • Meetings with community groups during a Board visit in the southwest of England. • How we live our purpose through community engagement and how future support could best be provided. • Insights into our work with these groups, a demonstration of the Board’s support and the reiteration of the bank’s commitment to such projects. • Board climate training, led by the University of Edinburgh. • Managing climate-related institutional change, climate measurement and influencing. • Building on directors’ foundational climate knowledge with insights into more technical areas. Suppliers – where we source our goods and services • Regular review meetings with key suppliers. • Supplier review meetings have a standing agenda point to discuss the Supplier Charter, which includes elements such as modern slavery and human rights issues. • Non-compliance with the bank policy schedule is dealt with on a case by case basis and includes engaging with the supplier to identify potential remediation measures. Where suppliers that underwent the EcoVadis assessment performed below the global average, we are implementing corrective improvement plans to support them in improving their performance on key sustainability topics. We have built objectives into our core strategy to enable our suppliers to improve and help us cultivate a more responsible and diverse supply value chain. • Risk management – onboarding new suppliers. • We launched a new inherent risk questionnaire to simplify how we interact with our suppliers and stakeholders. • Supply Chain Services implemented a new tool for assessing and understanding the risk profile associated to any service. The new Inherent Risk Questionnaire replaced the Service Impact Assessment. • Meetings with key suppliers during a Board regional visit to Bristol. • Suppliers’ experiences of working with NatWest Group and future opportunities and challenges, including the suppliers’ ESG agendas. • The Board gained an external perspective of NatWest Group and strengthened supplier relations. • Board training on embedding purpose in our supply chain. • Embedding our purpose in our supply chain and increasing diversity and inclusion with existing and new suppliers. • Directors gained insights into how NatWest Group engages with its suppliers, including cost and service, sustainability and stakeholder impacts. NatWest Group | 2022 Annual Report on Form 20-F 39

Board decisions and stakeholder engagement In this statement, we describe how our directors have had regard to the matters set out in section 172(1) (a) to (f) of the Companies Act 2006 (section 172) when performing their duty to promote the success of the company. Section 172(1) statement Board engagement with stakeholders The Board reviews and confirms its key stakeholder groups for the purposes of section 172 annually. For 2022, they remained customers, investors, regulators, colleagues, communities and suppliers. Supporting effective Board discussions and decision-making Our purpose continues to influence Board discussions and decision-making. Our Board and Committee terms of reference reinforce the importance of considering both our purpose and the matters set out in section 172. Our Board and Committee paper template includes a section for authors to explain how the proposal or update aligns with our purpose and a separate section for them to include an assessment of the relevant stakeholder impacts for the directors to consider. Our directors are mindful that it is not always possible to achieve an outcome which meets the expectations of all stakeholders who may be impacted. For decisions which are particularly challenging or complex, an optional page in our paper template provides directors with further information to support purposeful decision-making. This additional page uses the Blueprint for Better Business framework as a base and is aligned to our broader purpose framework. Principal decisions Principal decisions are those decisions taken by the Board that are material or of strategic importance to the company, or are significant to NatWest Group’s key stakeholders. This statement describes three examples of principal decisions taken by the Board during 2022. Likely long-term consequences. Employee interests. Relationships with customers, suppliers and others. The impact on community and environment. Maintaining a reputation for high standards of business conduct. Acting fairly between members of the company. Overseeing our future strategy What was the decision-making process? The Board considered NatWest Group’s future strategy over three sessions in March, June and October 2022, reviewing and confirming its support for a plan to amplify our strategy. In March 2022, the Board considered insights arising from a comprehensive programme of stakeholder listening. Directors joined breakout groups to discuss key themes, collaborating with the executive management team and Junior Management Team members. In June 2022, the Board agreed key areas of focus and a vision for our purpose-led strategy, including exploring the opportunities for sustainable growth. Then, in October 2022, the Board reviewed and confirmed its support for a strategic plan consistent with the ambition discussed in June 2022, including the identification of three growth areas where we can amplify our strategy. Throughout the process there was strong engagement and constructive debate among directors and management. How did the directors fulfil their section 172 duties and how were stakeholders considered? Stakeholder impacts were considered throughout. The process began with stakeholder listening, engaging on the trends affecting our customers’ financial lives, as individual households and institutions, and as networks and communities. Participating stakeholder groups included customer segments, shareholders, colleagues, suppliers and external third parties such as politicians and non-government organisations. Views were also gathered on what banking services and products might be appropriate in future. Framing the discussion in the context of how these stakeholders viewed NatWest Group provided a strong foundation from which to amplify our strategy. How was our purpose considered as part of the decision? Building on the outputs of our stakeholder listening, our purpose-led strategic approach considered where and how we could drive new growth by becoming more relevant, and more trusted, in supporting our customers’ financial lives. Our purpose was the core governing objective in defining our three growth areas and supported the assessment of specific initiatives. Actions and outcomes In October 2022 the Board confirmed its support for a plan to amplify our strategy and will oversee progress in 2023. Further information on our strategy, including the three growth areas, can be found on pages 22 to 23. Factors considered: 40 NatWest Group | 2022 Annual Report on Form 20-F Examples of how the Board has engaged with key stakeholders, including the impact on principal decisions, can be found in this statement and on pages 36 to 39 (stakeholder engagement) and pages 80 to 91 (Corporate governance report).

Appointing a new non-executive director What was the decision-making process? On 30 September 2022, the Board approved the appointment of Roisin Donnelly as an independent non-executive director with effect from 1 October 2022. The appointment followed a rigorous search process led by the Group Nominations and Governance Committee (Group N&G) on behalf of the Board. To support the Board’s decision, a detailed paper described how Ms Donnelly had been identified as the preferred candidate. Directors considered how the role specification criteria had been met and how the appointment would enhance the Board’s composition, including its diversity. Following discussion, the Board approved the appointment, noting that Ms Donnelly would bring extensive customer, digital, ESG, marketing and branding experience to the Boardroom. How did the directors fulfil their section 172 duties and how were stakeholders considered? In identifying the skills, knowledge and experience required at Board level to support delivery of NatWest Group’s purpose and strategic priorities, a long-term view was taken. From a customer perspective, the Board discussed how Ms Donnelly’s strengths in consumer markets, data and digital transformation would enhance the Board. It would also help with supporting business transformation and growth. In the context of maintaining a reputation for high standards of business conduct, directors considered detailed character references from Ms Donnelly’s current and previous Boards prior to approval, and in order to support their assessment of Ms Donnelly’s fitness, propriety and suitability. Directors also noted that Ms Donnelly had sufficient time to devote to the role and that the UK Corporate Governance Code criteria on director independence would be met. How was our purpose considered as part of the decision? Ensuring a diverse Board with an appropriate balance of skills, knowledge and experience is critical in delivering effective Board oversight of the business, which in turn supports our purpose. Actions and outcomes Since joining the Board, Ms Donnelly has embarked on a tailored induction programme, spending time with key stakeholders to deepen her knowledge of the business and the context in which it operates. Factors considered: Approving the initial iteration of our Climate transition plan What was the decision-making process? At the Annual General Meeting on 28 April 2022, shareholders supported our ‘Say on Climate’ resolution with 92.58% of votes cast in favour. This included the intention to publish a climate transition plan for the company to demonstrate progress against our ambition to at least halve the climate impact of our financing activity by 2030, and to reach net zero by 2050 across our financed emissions, assets under management and operational value chain. Following this, management continued work on the initial iteration of our Climate transition plan and provided regular updates to the Board, Group Sustainable Banking Committee and Group Audit Committee. Board and Committee feedback was incorporated into the development process, including the way in which progress against the plan would be measured and reported. Key dependencies discussed included government policies, customer behaviour changes and new technology development. An external perspective was provided to the Board by NatWest Group’s independent climate change adviser, Lord Stern. Board decision-making was further informed by a training session with Dr Sarah Ivory of the University of Edinburgh, NatWest Group’s learning partner on climate change transformation. How did the directors fulfil their section 172 duties and how were stakeholders considered? Directors were mindful of their duties under section 172 during their review of the initial iteration of our Climate transition plan and wider related considerations. Support for third parties to deliver their climate ambitions, including customers and suppliers, was discussed. The Board also considered how we were supporting customers and colleagues to ensure their actions complemented our long-term strategic direction on climate change. The Board supported management’s decision to recommend that all suppliers complete an external assessment to help the transition of our operational value chain to net zero and nearer-term own operational footprint targets. During their visit to Bristol in September 2022, the directors discussed with suppliers their experience of undertaking the assessment and its impact. How was our purpose considered as part of the decision? Creating and implementing the initial iteration of our Climate transition plan is critical to fulfilling our purpose and being sustainable. Actions and outcomes In February 2023, the Board approved the initial iteration of our Climate transition plan included in the Climate-related Disclosures Report. Progress will be tracked at executive and Board level. Factors considered: NatWest Group | 2022 Annual Report on Form 20-F 41 Further details on the search process leading to Ms Donnelly’s appointment can be found in the Group N&G report on pages 92 and 93.

Stakeholder focus areas Customers Listening, engaging and partnering with our stakeholders is vital for the success of our business. It helps us to address our operational impacts and improve outcomes for customers, society and the environment. In the following sections we detail some of the notable ways we have continued to support our stakeholders’ requirements during 2022. Listening and responding to our customers We want to know what our customers think about us. It helps us better understand their needs and improve the products and services we offer. To achieve this, we have in place a framework of independent customer feedback surveys that measure satisfaction across our business segments. In 2022, Net Promoter Scores (NPS) for Retail Banking improved by 9 points for NatWest and 12 points for Royal Bank of Scotland. NatWest Business Banking NPS declined by 3 points and improved by 7 points for Royal Bank of Scotland. In Commercial Banking NPS improved by 3 points for NatWest and remained unchanged for Royal Bank of Scotland. Refer to page 44 for the full breakdown of scores. The insight from these surveys is reported at the most senior levels of the bank and plays a crucial role in how we address the evolving requirements of our customers. In 2022, we incorporated customer feedback into a range of innovative solutions. Against the backdrop of the cost of living crisis during 2022, we have helped our customers better manage their finances with a range of new features. Our new credit score feature in our mobile app helps customers understand their credit score, supporting them to improve their financial health. Meanwhile, the new Round Ups feature in our mobile banking app helps our customers save their small change every time they use their debit card or contactless device. To help build customers’ financial capability and make sure they’re getting the most from our digital tools, we introduced new insights into the Spending newsfeed on the NatWest and Royal Bank apps including Know Your Credit Score, Travel Checklist and Energy Anniversary. We are also the first UK high street bank to launch a bill-splitting function – Split Bill – in our banking app using Open Banking, making it simple to split bills with friends and family. To support more startups with digital solutions we collaborated with Business Data Group (BDG), a business formation service, to make it simpler for new businesses to find our startup support and services, including accessing and opening our Start-Up Account, more quickly and easily. Collaborating with Cogo, we also launched the pilot of an app to selected manufacturing and transport business banking customers to track their carbon footprint using their transaction data. Making banking more accessible We recognise that our customers’ individual needs are all different. As such, we aim to make banking as accessible as possible for everyone, offering our customers the ability to choose from a variety of face-to-face, digital and remote options. Customers can now also take greater digital control of their finances through our mobile app, including the ability to open an account, check their credit score and apply for a mortgage. Improving financial capability sits at the heart of the bank’s purpose. We want to provide the people, families and businesses we serve with the skills and the confidence to manage their money better and take control of their finances. And with financial wellbeing concerns rising due to the increases in the cost of living, this has never been more important. In addition to our flagship financial capability programme for young people, MoneySense, our Financial Foundations pilot programme aims to help develop good money practices and financial resilience for adults. Initially, the Financial Foundations programme centred around a series of free, interactive workshops facilitated by trained bank colleagues for small groups of young adults, job seekers and survivors of domestic abuse. However, the financial challenges of 2022 meant there was a much wider interest in the programme from new audiences. As well as local authorities, social housing groups and higher education teaching staff, we received enquiries from large corporate and commercial clients. A.S. Watson Group is one such example. It operates over 1,300 retail stores across the UK and Republic of Ireland including the Savers and Superdrug brands, which employ around 20,000 people across these locations. We delivered the Financial Foundations workshops as a webinar to a range of their colleagues, covering topics such as budgeting, planning for the unexpected and managing debt. The response to the sessions was excellent, with the group’s head of Payroll, Shared Services & Reward noting that they prompted ‘reflection on money management, personal spending habits and other important topics for our colleagues in this climate’. Following the success of these workshops, and to meet the growing number of requests, the Sustainable Banking team is now developing a variety of delivery methods to allow us to reach these new audiences at scale. Building strong financial foundations Scaling our financial capability education Stakeholder focus areas 42 NatWest Group | 2022 Annual Report on Form 20-F

Evolving sustainable design for our branches Our app is compatible with both Apple and Android accessibility features such as inverting colours and magnifiers, as well as biometric log-ins. We have also introduced dark and light modes for customers with visual impairments or dyslexia. Our AI virtual assistant, Cora, supports customers via the ‘message us’ feature in the app, and our contact centre colleagues are just a click away with the ‘tap to call’ function. When our customers want the reassurance of a face-to-face conversation remotely, our video banking service is available. We offer customers who require additional support a range of accessibility services, such as accessible statements in braille, large print and audio CD. BT’s Relay UK service also supports customers with hearing impairments through a type-to-talk service, while accessible card readers, rubber signature stamps, braille card wallets and our talking ATM service are other key accessibility features. Supporting our customers At any time, a customer may find themselves either in a vulnerable situation or caring for a loved one experiencing a vulnerability. During 2022, we were aware that cost of living pressures had the potential to make this a reality for many of our customers. As such, we initiated proactive contacts to customers in 2022 to offer support and information on the cost of living. We also launched an online cost of living hub to share resources and tools, and to inform customers of the support that is available to them through third parties. And throughout the volatility in the mortgage market in 2022, we remained open for business, ready to serve our customers. We continued to support our customers in other ways as well. In collaboration with SafeLives, we have reached more than 2,000 domestic and economic abuse survivors through a £1 million Circle Fund donation. The Fund has supported frontline services to provide crisis intervention, increase safety and help support recovery, after a dramatic rise in cases of abuse over lockdown. Our support for young people continued with the launch of our new pocket money product, NatWest Rooster Money, which helps children build money confidence and develop positive money habits around saving and spending. We have built a smooth connection to Rooster Money via the main mobile app and there have been c.89,000 Rooster Money card openings in 2022. Cost of living support A sustainable mindset We know that achieving our overall climate ambition means significantly reducing our direct own operations emissions. Making our branches more sustainable is a vital part of this. Since 2020, we have been on a journey to improve and embed sustainable practices across all our branch locations. This has included improving the EPC ratings of our buildings for better energy efficiency, the reuse of furniture to minimise waste, and the use of natural, biodegradable or recycled and recyclable materials. In addition, LED lighting is being deployed throughout all our branches as standard to further reduce energy consumption. In 2021, we delivered our first sustainable hub in Bristol: a dynamic space providing a safe and relaxing environment, focused on accessibility and supporting vulnerable customers, and which achieved the SKA(1) Silver accreditation Importantly, this also provided valuable insights into the practices we can deploy elsewhere in other branches. Since then, we have completed a further four sustainable hubs, all of which have also achieved the SKA Silver accreditation and, importantly, evolved our learning each time. We have recently completed refurbishments at our Milton Keynes branch and in our drive towards ‘circularity’ we continue to maximise the use of pre-loved furniture and recycled materials, as well as implementing technology such as heat pumps and building management systems to assist with reducing energy requirements. This includes daylight energy saving lighting systems and timing clocks for external signage and marketing digital displays. But our ambition is to do more. We will continue to improve our design practices and use only the most sustainable suppliers and materials with an aim of achieving Gold SKA accreditation in early 2023. (1) The SKA assessment scheme, which has been developed by the Royal Institution of Chartered Surveyors (RICS), assesses the environmental impact of refurbishments and fitouts. NatWest Group | 2022 Annual Report on Form 20-F 43 As part of our response to the cost of living crisis the bank took action on a range of fees and charges for personal customers in financial difficulty and those receiving support from its Financial Health & Support team, this included waiving fees on products where appropriate to support customers experiencing financial difficulty. We also delivered 5.1 million financial capability interactions in 2022, including carrying out c.0.7 million financial health checks. Meanwhile, to provide certainty to SMEs, Business Current Accounts remained available without a minimum charge and we froze the standard published tariffs on these accounts for 12 months. We also announced a £1.25 billion lending package to our c.40,000 farming customers within the agriculture sector.

Stakeholder focus areas *continued*

NPS

Our brands are our main connection with customers. We track customer advocacy for our key brands and services using the Net Promoter Score (NPS), a commonly used metric in banking and other industries across the world.

Overall NPS

Banking:

NatWest Retail[1]

Q4 2022	Q4 2021
22	13

Source: Strategic NPS benchmarking study run through InMoment, England & Wales

NatWest Business

Q4 2022	Q4 2021
-6	-3

Source: MarketVue Business Banking from Savanta, England & Wales, Businesses with a turnover up to £750k

NatWest Commercial

Q4 2022	Q4 2021
16	13

Source: MarketVue Commercial Banking from Savanta, England & Wales, Businesses with a turnover above £750k

Royal Bank of Scotland Retail

Q4 2022	Q4 2021
10	-2

Source: Strategic NPS benchmarking study run through InMoment, Scotland

Royal Bank of Scotland Business

Q4 2022	Q4 2021
-6	-13

Source: MarketVue Business Banking from Savanta, Scotland, Businesses with a turnover up to £750k

Royal Bank of Scotland Commercial

Q4 2022	Q4 2021
12	12

Source: MarketVue Commercial Banking from Savanta, Scotland, Businesses with a turnover above £750k

Customer Trust

NatWest

Q4 2022	Q4 2021
75%	74%

Source: Yonder reputation tracker, GB, Trust among Retail Banking customers

Royal Bank of Scotland

Q4 2022	Q4 2021
67%	70%

Source: Yonder reputation tracker, GB, Trust among Retail Banking customers

Retail Banking[1]

Account opening

Q4 2022	Q4 2021
32	28

Source: Strategic NPS benchmarking study run through InMoment

Mortgage

Q4 2022	Q4 2021
24	14

Source: Strategic NPS benchmarking study run through InMoment, based on 12-month rolling.

Mobile Banking

Q4 2022	Q4 2021
49	45

Source: Strategic NPS benchmarking study run through InMoment

Online Banking

Q4 2022	Q4 2021
33	25

Source: Strategic NPS benchmarking study run through InMoment

(1) Smartphone interviewing was integrated into the NPS survey from December 2021 to provide a better respondent experience, maintain robust sample sizes and keep us in line with industry best practice. Due to this methodology change we have seen an uplift in NPS scores for all brands.

44 **NatWest Group** | 2022 Annual Report on Form 20-F

Investors A key milestone was reached in March 2022 when we agreed an off-market purchase of 550 million shares from UK Government Investments, for a total of £1.2 billion. This took its stake in NatWest Group below 50% for the first time since 2008. Further selling by the government as part of its ongoing trading programme has reduced its stake further throughout the year. Private investors We engaged with our private investors through our Annual General Meeting, virtual shareholder events, and our annual and strategic report communications. The AGM was held in April 2022 and, for the first time in two years, we were able to invite shareholders to attend in person. We also held a live virtual shareholder event a week prior to the AGM where shareholders were invited to submit questions in advance of and during the virtual event. A General Meeting and Class Meeting of ordinary shareholders were also held in August 2022 to approve a special dividend and an associated share consolidation of ordinary shares. In addition, we held a further virtual shareholder event in November 2022. At this event, we spoke about the initiatives NatWest Group is involved in to support its customers. We also published a shareholder update on the topic, which set out initiatives such as the package of support for customers, colleagues and communities to help with the rising cost of living. The virtual shareholder events remain a key component of our stakeholder engagement programme and provide an opportunity for shareholders to hear from, and ask questions of, Board members and senior management on topics such as innovation, enterprise, sustainability and our financial performance. It is our intention to deliver further virtual events in 2023. Our shareholder updates and recordings of our virtual shareholder events can be found on our website at natwestgroup.com. Institutional investors Our well-established programme of global institutional investor engagement saw management host 322 meetings with equity investors and 242 meetings with fixed income investors in 2022. The financial year began with a presentation on our annual results in February 2022, hosted by our Chairman, CEO and CFO. This live event took place virtually and included an interactive Q&A session to give research analysts and investors an opportunity to ask questions and engage with our management team. Further quarterly results presentations took place virtually alongside the release of our financial results in April, July and October 2022. Our CEO and CFO engaged regularly with UK Government Investments and our largest active institutional investors throughout the year to update them on our progress. As in-person contact resumed in 2022, we hosted a hybrid programme of in-person and virtual one-to-one and group meetings with institutional investors from around the world. Meetings with investors covered key topics such as progress against our financial targets, interest rate sensitivity, capital return policy, environmental, social and governance topics, regulation and the macroeconomic environment. Throughout the year as market movements and investor sentiment were influenced by the war in Ukraine, energy prices, inflation and the wider macroeconomic outlook, meetings became more focused on these areas and the health of the UK consumer and corporate environment. Environmental, Social and Governance (ESG) issues were regularly discussed at our one-to-one meetings and we also engaged with specialist socially responsible investors via meetings with ESG analysts from institutional investors, and increased interactions with sustainability rating agencies. We further enhanced our ESG reporting suite with an inaugural Non-financial Information Datasheet to allow investors and analysts to more easily find data on our key ESG metrics. Our climate reporting received external recognition, winning the Best Climate-related Reporting Award at the 2022 ESG Reporting Award and the Accounting for Sustainability Finance for the Future Award. Our ongoing Investor Relations programme also allows investors the opportunity to hear from the wider management team. In June 2022 we hosted a data round table, inviting investors and analysts to join a presentation and Q&A on our data strategy. Throughout the year, our business CEOs and CFOs attended industry conferences and hosted broker-organised meetings with groups of investors on their specific business areas, allowing investors the opportunity to hear about their strategic priorities and recent business performance. Say on Climate At the Annual General Meeting on 28 April 2022, shareholders supported our ‘Say on Climate’ resolution with 92.58% of votes cast in favour. This included the intention to publish a climate transition plan for the company to demonstrate progress against our ambition to at least halve the climate impact of our financing activity by 2030, and to reach net zero by 2050 across our financed emissions, assets under management and operational value chain. NatWest Group | 2022 Annual Report 45

Stakeholder focus areas continued Colleagues Our colleagues are the heart of our business. By supporting them in what they do and by ensuring that NatWest Group is a great place to work, we can champion their potential and collectively deliver our purpose. Listening to our colleagues We listen to our colleagues and use this insight to attract, engage and retain the best talent for the future. Our colleague listening strategy contributes to our deeper understanding of colleague sentiment and includes: our colleague opinion surveys including pulse surveys; a Colleague Advisory Panel (CAP) that connects colleagues directly with our Board; the Colleague Experience Squad, a group of colleagues who volunteer to provide feedback on colleague products and services; and Workplace, our social media platform. We also track metrics and key performance indicators which we can benchmark with sector and high-performing comparisons. Over 48,000 colleagues (82%) across all countries and levels participated in our September 2022 Our View survey1 .. At 82% this response rate is one of the highest seen in the last 10 years. In the face of an unprecedented external environment, our results remain strong and show overall resilience. However, lead measures in culture, wellbeing and purpose fell marginally, while our inclusion measure remained stable and, despite the challenging backdrop, our measure on building capability improved. Across all comparable categories, NatWest Group sits an average of six percentage points above the Global Financial Services Norm (GFSN) and two percentage points above the Global High Performance Norm (GHPN). Regular interactions with our employee representatives such as trade unions, elected employee bodies and works councils are a vital means of transparency and engagement for us. We frequently use these sessions to discuss developments and updates on the progress of our strategic priorities. Our CAP was set up in 2018 to help promote colleague voices in the boardroom. In 2022, topics included remuneration (including executives and the wider workforce), our values, future skills and the work being done to support customers in vulnerable situations. We also remain committed to respecting our employees’ rights of freedom of association across all our business. For full details on CAP refer to the Corporate governance report and ESG Disclosures Report. Performance and reward Performance management at NatWest Group is a continuous approach aligned to our ambition to be a learning organisation and to enable all colleagues to thrive and reach their full potential. At the core of our performance management approach are regular performance and development conversations between line managers and their colleagues. Refer to our ESG Disclosures Report for full details. We continue to ensure employees are paid fairly for the work they do and are supported by simple and transparent pay structures in line with industry best practices. We keep our policies and processes under review to make sure we do so. In the UK, our rates of pay continue to exceed the Living Wage Foundation benchmarks and we make sure employees performing the same roles are paid fairly. We help colleagues to have an awareness of financial and economic factors affecting our performance through quarterly Results Explained communications and Workplace Live events with our Group Chief Executive Officer and Group Chief Financial Officer. We announced a range of support measures in response to the cost of living crisis. In September 2022, we provided a permanent uplift in salary to our lower-paid employees. This targeted action was complemented by a one-off cash payment in January 2023 to most of the workforce and further significant investment in fixed pay from April 2023. Refer to our Directors’ remuneration report for full details on our remuneration policies, cost of living support and employee share plans. Helping colleagues realise their potential We’re investing in our workforce to deliver long-term, sustainable performance by providing our colleagues with the capabilities and future skills they need to fulfil their potential, underpinned by our ambition to be a learning organisation. We have a significant focus on supporting all colleagues to be ready for the future and have given colleagues two days per year dedicated to developing priority future skills aligned to our Critical People Capabilities. Our ambition is that half of our elective learning is focused on future skills by the end of 2023. Our technology is supporting this by providing personalised recommendations for learning, gigs, mentors and jobs, based on colleagues’ skills and skills interests. (1) NatWest Group Our View results exclude Ulster Bank RoI. NatWest Group colleague listening Workplace, our social media platform Pulse surveys Our View, our colleague opinion survey Colleague representative engagement Colleague Advisory Panel Colleague Experience Squad Employee-led networks 46 NatWest Group | 2022 Annual Report on Form 20-F

We’re supporting our businesses to close the future skills gap, through reskilling programmes, predominantly in data and digital. In 2022, 167 colleagues were reskilled for a new future-focused role or have actively participated in a programme. Our Talent Academy continues to develop our highest potential colleagues, with over 3,300 colleagues participating in 2022. Our pipeline of future talent continues with over 1,135 joining the bank through our early career programmes as interns, graduates and apprentices, which focus on building future skills including through our new financial crime graduate programme and our award-winning internship programme. Our leadership and coaching faculty supports leaders and their teams. Our new leadership experience, Thrive, launched in 2022 to give our leaders opportunities to learn and grow to lead themselves and their people. Our succession planning is purpose-led with our framework spotting, developing and mobilising a diverse pool of our most promising talent, supported by our ExCo. Refer to our ESG Disclosures Report for full details on how we support colleagues to realise their potential. Supporting our colleagues’ wellbeing We recognise that taking proactive action to support positive mental health and wellbeing plays a crucial part in achieving our purpose. We were delighted to collaborate with Just Ask A Question (JAAQ), a new mental health and wellbeing social media platform that provides information from trusted experts, academics and people with lived experience. In addition to our mental health focus, we worked with Peppy Health, launching a brand new digital product on menopause providing colleagues and their partners with online support and access to specialist clinicians. To support our colleagues’ financial wellbeing we launched the new NatWest Group Benefits Hub in 2022. The online platform allows employees to manage their benefits, pension and to access NatWest Group offers and discounts. We also have a new market-leading partner leave policy from January 2023. The policy supports all eligible employees with significantly more time away from work to look after their new child, whether the child has arrived through birth, adoption or surrogacy. For full details of our partner leave policy, wellbeing focus, including financial wellbeing, refer to our ESG Disclosures Report. Colleague highlights As the needs of our stakeholders have evolved, our values have needed to evolve too: to align more closely with our purpose and strategy; to become a simple way of explaining what’s important to us; and to help us be the kind of bank all our stakeholders want us to be. To do this, we refreshed our values through a truly collaborative process. We talked and listened to around 11,000 colleagues, customers, community stakeholders and suppliers to understand what they value personally and what they value from us. And together we created, tested and refined our values with them. Our refreshed values of being Inclusive, Curious, Robust, Sustainable and Ambitious, were launched to colleagues, customers and communities in February 2022 and now inspire and guide us in everything we do. These values are helping us to live our purpose on our journey to work as One Bank: to transform we need to be ambitious but sustainable. To work together we must be inclusive and curious and consider broad perspectives, not just work in silos. And, in everything we do, we must bring a robust commitment, act with integrity and make good decisions. Transformation isn’t just about implementing our strategy or updating our technology, it’s about thinking and acting differently, and our values are guiding us to do that. What’s more, we’re proud to say that these are values that have been created by our people, for our people. Refreshing our values 167 colleagues reskilled as part of a formal programme 2021: 20 39% increase in elective learning vs 2020 baseline 1,135 graduates, apprentices and interns hired 2021: 1,057 35% elective learning focused on future skills (**) References to ‘colleagues’ in this Strategic report mean all members of our workforce (which include contractors and agency workers). NatWest Group | 2022 Annual Report on Form 20-F 47

Stakeholder focus areas continued Diversity, equity and inclusion Creating a diverse, equitable and inclusive workplace is integral to fulfilling our purpose. It enables us to work together to achieve great things with our colleagues, communities and customers. We will stand up for people who are excluded, remove barriers that stop people progressing in their careers and create a safe, happy and healthy environment for all. We want to give everyone who works here, and every customer who comes into contact with us, the chance to succeed and the support to thrive. Our contribution towards an inclusive workplace The One Bank Diversity, Equity & Inclusion Action Committee chaired by Jen Tippin, Chief People and Transformation Officer, and Marg Jobling, Chief Marketing Officer, continues to take a focused and impactful approach to diversity, equity and inclusion (DE&I). Three workstreams have been developed to drive action and change. For full details refer to the ESG Disclosures Report. Over 36,000 colleagues have enrolled in our learning module Choose to Challenge which educates participants on the importance of challenging non-inclusive behaviours. We have also encouraged colleagues to take other learning modules such as LGBT+ Awareness and Disability Smart, to continue to build a more inclusive workplace in NatWest Group. We launched a revised and improved Recruitment YES Check to ensure DE&I is front of mind at every stage of the recruitment process. We also introduced Inclusive Interview Ambassadors who are trained in technical aspects of interviewing, along with inclusion and identifying bias, to help bring an objective lens to the recruitment decision-making process. In 2022, we increased our team of ambassadors to over 800 and introduced them in India. Sponsorship plays a key role in breaking down barriers to help under-represented groups progress into senior leadership roles. We have created a best practice sponsorship guide, with a clear framework to encourage leaders to advance and retain diverse talent, by taking responsibility for supporting and advancing individuals across the organisation. We highlighted DE&I globally during our Inclusion Week in September 2022. #ThePowerofNow was the theme and events were centred around this topic globally, which included a talk from Dr Grace Lordan, founder of The Inclusion Initiative, as part of our Leadership Thrive Lounge on Leading Inclusively. We continuously support our eight employee-led networks, which have around 24,000 members globally. We have also refreshed our Inclusion Champion programme for our c.1,000 registered champions. For full details refer to the ESG Disclosures Report and natwestgroup.com. We celebrated Race Equality Week in February 2022, with the theme of #ActionsNotJustWords and Black History Month in October 2022, focused on Black Visibility is Power. During Black History Month, a number of events showcased how visibility of Black professionals is driving change, and we published our annual Banking on Racial Equality Taskforce update. Following its relaunch in 2021, our Ethnicity Advisory Council, comprising nominated external specialists from different industries, continued to meet regularly to provide critical challenge, guidance and direction on our strategy. For the fifth time, NatWest Poland organised the LGBT+ DIAMONDS AWARDS to recognise individuals and organisations making a real change for LGBT+ colleagues in Poland. The hybrid event had strong engagement with 160 nominations and over 50 partnering companies. NatWest Group was also the headline sponsor of Trans Festival in August 2022, an event in London focused on what businesses can do to support the Trans community. We ranked 49th (up from 83rd in 2018) in Stonewall’s UK Workplace Equality Index and were awarded Gold status for inclusion. We are a signatory of HM Treasury’s Women in Finance Charter and our Executive Sponsor for Gender, David Lindberg (CEO, Retail Banking), is part of the external Accountable Executive Taskforce for the Charter. In 2022, we introduced the returnship initiative, which targets the women’s returners market, to build our pipeline using a specialist recruitment partner. Our women’s engineering reskilling programme, delivered with Code First Girls, won the Champions of Change category at the Management Today DE&I Leadership Awards 2022. Our Global Accessibility Working Group helps us to be an accessible bank by design, enabling all colleagues and customers to thrive. The group has three focus areas: to ensure colleagues understand what accessibility means and the benefits of inclusive design; to inform colleagues with the knowledge and skills to design and build our policies and processes inclusively; and to ensure accessibility is in our existing methods and frameworks. NatWest Group renewed our leadership status in the UK Government Disability Confident Scheme and we are working with Lexxic, our external neurodiversity specialists, to develop a roadmap to enhance our performance on neurodiversity for colleagues. Our ambition is to create an inclusive environment where everyone has the same opportunity to progress their career, irrespective of their socio-economic background. In 2022, we created the One Bank Socio-Economic Working Group, to further our work in this area. For full details refer to the ESG Disclosures Report. ‘Respect, listening and opening up opportunity are key to an inclusive culture.’ Alison Rose Group Chief Executive Officer 48 NatWest Group | 2022 Annual Report on Form 20-F Any information contained on websites linked or reports referenced in this section is for information only and will not be deemed to be incorporated by reference herein.

Our progress and targets

Colleague sentiment on inclusivity remained strong in 2022, maintaining a score of 93 percentage points. Although sentiment has remained consistent in all our colleague groups, our focus remains on where scores may vary for our minority colleagues. We ran a smaller pulse survey in June 2022, focused on championing belonging, in which 95 percentage points of colleagues agreed NatWest Group does a good job of highlighting the importance of DE&I.

2022 Our View inclusion score

93%

2021: 93%

+8 vs GHPN (Global High Performance Norm)
+9 vs GFSN (Global Financial Services Norm)

Our Board composition exceeds the FTSE Women Leaders Review (formerly the Hampton Alexander Review) target of a minimum of 40% women's representation on the board by 2025, with a figure of 45% women's representation. We have women representation of 29% on our executive management team with a woman Chief Executive Officer, Chief Financial Officer, Chief Marketing Officer, Chief People and Transformation Officer, and Chief Governance Officer and Company Secretary.

We have a target to have full gender balance in our CEO-3 and above global roles by 2030. At 31 December 2022, we had, on aggregate, 40% women in our top three layers, an increase of 2% since 31 December 2021. This represents an increase of 11% since targets were introduced in 2015.(**)

The mean gender pay gap for NatWest Bank, our largest reporting entity, is 28.7% (median: 31.6%) and the mean gender bonus gap is 30.4% (median: 17.5%). If we include recognition vouchers in our calculation, the bonus gap increases to 52.5% (median 90.2%). This means every colleague who received a small recognition award – for example £10 – is included in the calculations, whether or not they received a bonus. Most colleagues in our more junior jobs only receive fixed pay – a change made to provide more certainty over earnings. We currently have a higher proportion of women in these roles. We believe the figures excluding recognition vouchers are more accurate reflections of our gender bonus gap.

For our full pay gap report refer to natwestgroup.com.

Introduced in 2018, our ethnicity target is to have 14% of colleagues from ethnic minority backgrounds in CEO-4 and above positions in the UK by 2025. At 31 December 2022, of 82% of colleagues who disclosed their ethnicity, we have an aggregate 11% of colleagues from ethnic minority backgrounds in our CEO-4 and above positions. This represents a 3% increase since targets were introduced and remains consistent from 2021. Overall, of those who disclose their ethnicity, 19% of colleagues in the UK identify as being from an ethnic minority background.

In line with our commitment to transparency under the UK Government's Race at Work Charter, we have voluntarily disclosed our aggregated ethnicity pay gap for NatWest Group UK. The mean ethnicity pay gap for NatWest Group is 7.2% (median: 10.3%). The mean ethnicity bonus gap for NatWest Group, excluding recognition vouchers, is 21.8% (median: 16.9%). This year we have broken down our ethnicity pay gaps to compare Asian, Black, mixed/multiple and other ethnic minority colleague's average hourly pay to that of White colleagues for NatWest Group in Great Britain. This highlighted a wider pay gap between Black and White colleagues than the average ethnicity pay gap. The target set in 2021 to increase the number of Black colleagues in CEO-5 and above UK roles is intended, alongside other initiatives, to address underrepresentation in this area.

For our full pay gap report refer to natwestgroup.com.

In 2020 we launched the Racial Equality Taskforce to listen, learn and better understand barriers faced by colleagues from ethnic minority backgrounds. The Taskforce set out 10 commitments in the Banking on Racial Equality Report, including a UK target to have Black colleagues occupying 3% of UK roles (CEO-5 and above) by 2025. At 31 December 2022, we have 1.5% of colleagues who identify as Black in CEO-5 and above roles in the UK, which remains consistent from 2021. Overall, of those who share their ethnicity, 3% of our colleagues in the UK identify as Black.

For our Banking on Racial Equality Report refer to natwestgroup.com.

For a full breakdown of our colleague data, including our gender and ethnicity profiles by level, Refer to our Non-financial information datasheet at natwestgroup.com.

Companies Act 2006, section 414C (8)(c) disclosure

	Male #	Female #
Directors of the company	6	5
Executive employees	69	26
Directors of subsidiaries	182	64
Permanent employees (active and inactive)	31,500	30,600

17 Directors of subsidiaries have not declared their sex.

There were 358 senior managers (in accordance with the definition contained within the relevant Companies Act legislation), which comprises our executive population and individuals who are directors of our subsidiaries.

UK Corporate Governance Code Provision 23: As at 31 December 2022, the gender balance of senior management and their direct reports was 33% female and 67% male. For the purposes of this note, senior management means our executive management team (which includes the Company Secretary).

Our partners and recognition

For full details, refer to our Diversity, Equity & Inclusion pages at natwestgroup.com.

(**) NWG's management structures were revised during 2022. For the purpose of remuneration reporting, the representation targets were set based on the management structures in place at the start of the FY 2022 with performance assessed against these at 31 December 2022. Based on the management structures at the start of 2022, we had 41% women in our CEO-3 and above global roles as at 31 December 2022, an increase of 3% since 31 December 2021. This reflects a 12% increase since the targets were introduced in 2015.

Any information contained on websites linked or reports referenced in this section is for information only and will not be deemed to be incorporated by reference herein.

NatWest Group | 2022 Annual Report on Form 20-F 49

Stakeholder focus areas continued Communities Continuing to give back In 2022, we continued to promote our Do Good Feel Good campaign to give our colleagues opportunities to support the good causes they care about through volunteering their time and fundraising. Across all our fundraising and volunteering programmes, our colleagues gave back £3.8 million and c.76,000 worktime volunteering hours, providing their skills and expertise to support a range of causes. Our popular challenge events in September 2022 offered colleagues across the UK free access to fundraising events which included walking, running, bungee jumping and abseiling. In addition, we matched all colleague fundraising throughout the month of September. Through this campaign, our colleagues raised £583,276 for charitable causes. Our 2021 Do Good Feel Good challenge events won Best Scheme to Encourage Staff Fundraising at The Better Society Awards in May 2022. To celebrate Giving Tuesday, a global day of giving held on 29 November 2022, our colleagues donated £200,000 to charities through payroll giving. We also matched customer reward donations, raising £150,000. In recognition of the cost of living crisis, we also held three auctions of rare and collectable banknotes, donating the proceeds to The Trussell Trust, a charity which supports a network of foodbanks across the UK and which has seen demands on its services increase exponentially during 2022. During 2022, our colleagues and customers donated to three appeals launched by the Disasters Emergency Committee (DEC) to support the humanitarian relief efforts in Afghanistan, Ukraine and Pakistan. This led to a donation of £12 million to the DEC, including a £2.7 million donation from NatWest Group. As a result, the DEC and NatWest Group won Gold for the most effective one-off campaign and Silver for the most innovative collaboration at the 2022 Corporate Engagement Awards. Through our customer giving channels, including our mobile app, Reward Account and website, we facilitated customer donations amounting to £7.6 million. Our mobile app has proved to be a successful channel for generating additional income for the charity sector and raised over £4.6 million in 2022. In 2022, we introduced three new charities to the list of nominated charities our customers can donate to through their Reward Accounts. The three new charities are linked to our purpose and are helping to support people affected by the cost of living crisis. Elsewhere Tyl, our card payment provider for businesses, donated £274,785 to charity. For every card payment, Tyl donates to charities and community projects around the country. Delivering impact in our communities NatWest Group has three independent, well-established charities, which continue to support specific activities in line with our purpose, including The NatWest India Foundation(1), the Coutts Foundation(2) and NatWest Social & Community Capital(3). NatWest Social & Community Capital was established in 1999 and is supported by the bank. Its mission is to enable social enterprises, charities and community businesses to make a positive impact on communities across the UK through flexible loan finance. The charity has a specific focus on organisations delivering employability, education and training for those furthest from the labour market, services for the most disadvantaged and community regeneration, and works with social ventures unable to access mainstream funding. In addition to lending, NatWest Social & Community Capital provides business support and expertise to its clients and has access to a pool of volunteers they can turn to for practical advice. NatWest Social & Community Capital was recognised as Nationwide Social Lender of the Year 2022 at the UK Enterprise Awards. It was also shortlisted for Social Investment Deal of the Year at the 2022 Social Enterprise UK Awards for a funding deal for social-led business, Northumbria Youth Action, which enabled the company to continue trading and develop young people’s skills to help them enter employment. As a leading financial firm in the UK, we believe we can make a real and positive difference to people’s lives. Community highlights c.76,000 hours volunteered by our colleagues c.72,000 trees planted £13.6m £12m donated to DEC appeals 50 NatWest Group | 2022 Annual Report on Form 20-F Our ambition is to support and give back to the communities we operate in. Our direct community investment in 2022 amounted to £13.6 million compared with £7.3 million in 2021, as measured using the Business for Societal Impact benchmarking standard. This includes the funding we make available to support colleague giving and the direct costs of delivering our community programmes. in direct community investment (1) The Foundation’s company registration number (CIN) is: U45200MH2007NPL167933 (2) Charity Registration No: 802643 (3) Charity Registration No: 1079626

Following the invasion of Ukraine, colleagues from right across the bank did what they could to help. Donations from NatWest Group colleagues and customers to the DEC Ukraine Humanitarian Appeal exceeded £10 million. This included £2.5 million matching from the bank, over £2.3 million in Reward donations (including Gift Aid) and £284,000 (including Gift Aid) donated by colleagues through our SponsorMe page. Gogarburn House, in the grounds of our head office in Edinburgh, was made available to the Scottish Government and Edinburgh City Council to use as a welcome centre for people displaced from Ukraine, and greeted over 10,000 people during the year since opening in April 2022. Importantly, we set out information on our customer websites (in Ukrainian and Russian) to help refugees arriving in the UK from Ukraine who were in need of bank accounts. We also pledged £100,000 to support 500 Ukrainian students to continue their studies at Polish universities and polytechnics. Many of our colleagues felt the need to help directly. For Anna Majdak, based in our Warsaw office in Poland, this meant travelling to the border with Ukraine to directly offer her support. Together with her husband and friends she set up a stall offering clothes and food to those crossing into Poland. They also transported people to the registration centre four kilometres from the crossing. ‘The first trip was a natural, spontaneous reaction’, Anna recalls. ‘What we saw there showed how much our help was needed and was in fact essential.’ ‘We made a collection available so people could donate money for fuel and the purchase of necessary items. After a week at the border, our stall was fully equipped including a grill to provide hot food.’ Many of the refugees Anna helped were children. ‘There were many that crossed the border alone,’ she says. ‘They were able to wait with us being warmed up with blankets in our cars, until family members were able to pick them up.’ Elsewhere, our colleagues opened their homes to families fleeing the conflict, helped Ukrainians secure access to medical facilities and provided language classes. Support for Ukraine How NatWest Group was able to help Celebrating 15 years’ working with The Conservation Volunteers In November 2022, we were delighted to celebrate 15 years of working in partnership with The Conservation Volunteers, enabling our colleagues to give their time, energy and skills to support vital conservation projects across the UK. Together we have created new woodland areas, built new green parks and restored derelict land to community use. The impact of this work will be felt for years to come. In 2022, we continued to provide colleagues opportunities to participate in our tree planting programme, helping them to make a positive contribution to tackling climate change, while improving natural environments, enjoying the benefits of being outdoors and working together as a team. In 2022, our colleagues planted c.72,000 trees, with 2,890 planted during a special event at our headquarters at Gogarburn, Edinburgh. This event was attended by our Coutts Scotland colleagues to celebrate Coutts’ collaboration with The Queen’s Green Canopy, an initiative inviting people and communities to plant a tree to mark the Platinum Jubilee of Her Majesty Queen Elizabeth II and to benefit the environment. Banking on Racial Equality Our Banking on Racial Equality report, published in October 2020, set out 10 commitments to our customers, colleagues and communities from ethnic minority backgrounds and the actions – new and existing – that would help us meet those commitments. On the second anniversary of the report in 2022, we published an update on our progress and identified areas where we still need to improve. To help build a more inclusive culture, we have introduced mandatory training for all colleagues and an ethnicity ally programme. For the first time, and with oversight from the Board and Group Executive Committee, we have taken a bank-wide approach to assessing the health and diversity of succession planning at CEO-1 and CEO-2 levels for c.200 value-creating and specialist jobs, matching talent with the potential, aspirations and skills required to thrive in these roles. During 2022, we published ‘Time to Change: A Blueprint for Advancing the UK’s Ethnic Minority Businesses’ with the Centre for Research in Ethnic Minority Entrepreneurship at Aston University. However, there is much more we still need to do. By regularly tracking and disclosing our progress against our commitments, we can identify areas where more action is needed to deliver long-term change. NatWest Group | 2022 Annual Report on Form 20-F 51

Stakeholder focus areas continued Suppliers Our Supplier Charter Our Supplier Charter (which replaced our Supplier Code of Conduct in 2020) sets out our aims and expectations for ethical business conduct, human rights, environmental sustainability, diversity and inclusion, the Living Wage and prompt payment. It details what we expect from our suppliers and outlines our commitments and the outcomes we aim to achieve by working together. Working alongside the Group Chief People and Transformation Officer – the new Accountable Executive of our Supplier Charter – we have completed our annual review of the charter. The Supplier Charter continues to help us become a more sustainable business, delivering better outcomes for our customers, colleagues, shareholders and the communities in which we operate. Central to its aims, we worked with EcoVadis, a leading provider of evidence-based assessments of sustainability performance. EcoVadis is helping us to understand and measure the performance of NatWest Group and our suppliers against core ESG pillars, enabling us to identify social, environmental, and ethical improvements. In 2022, we made tangible progress, with over 531 suppliers scoring an average of 55.4% against the Global EcoVadis average of 44.8%. EcoVadis also conducted a sustainability assessment of NatWest Group, where we scored 62%, which is higher than the global EcoVadis average of 49% for the financial services sector. Supporting our suppliers to net zero We have an ambition to halve emissions from our operational value chain by 2030, against a 2019 baseline, with a minimum of a 90% reduction by 2050. We are focused on how we start to work with our suppliers and customers on understanding and reporting their own emissions and build the capability to measure and report these together. Our suppliers’ data should help us to measure and monitor our own indirect climate impact which will enable us all to take the right steps towards net zero. We are in the process of scoping out a multi-year programme to work with our supply chain to reduce carbon emissions. During Q4 2022, we undertook data analysis to understand the capability of our suppliers, where they are on the journey to net zero, and what help they might need to progress. Prompt payment We continue to pay our suppliers promptly for the services they provide to us. Our standard payment terms are 30 days, however, we have continued to maintain immediate payment on goods and services received, which supports our suppliers and the cost of living crisis. This goes significantly beyond our commitment undertaken as a signatory to the government’s Prompt Payment Code, which requires payment to be made in 60 days. Good Business Pays is a campaign to end late or slow payments to suppliers. For the second year running, NatWest Group was recognised for fast payment throughout the company, winning the Fast Payer Award for a consecutive year, placing us in the top seven companies in 2022. Respecting human rights At NatWest Group, we understand that businesses have an important role to play in promoting respect for human rights. We seek to promote and respect human rights through the continued application of policies and practices covering our colleagues, customers and suppliers. Our approach to respecting human rights takes into account a range of international standards and principles including the UN Guiding Principles on Business and Human Rights (UNGPs). We reviewed and updated our Human Rights Position Statement in 2022. Tackling modern slavery is integral to our approach to human rights. We publish an annual modern slavery statement outlining the actions and steps we take to identify and address the risks of modern slavery and human trafficking within our own operations and wider value chain. In 2022, we engaged with various stakeholders, including charities, non-governmental organisations (NGOs) and campaign groups on human rights to help grow our knowledge and understanding of the issues. We continued our membership of the Thun Group and the UN Global Compact’s UK Modern Slavery Working Group and we report annually against the Principles for Responsible Banking, the Equator Principles and UN Global Compact. Further information on our approach to human rights, including our annual Modern Slavery and Human Trafficking Statement, can be found at natwestgroup.com. Regulators We operate in a highly regulated market which continues to evolve. As such, we understand the need to have an ongoing, constructive and open dialogue with all relevant regulatory bodies. Ongoing dialogue During 2022, this included bilateral responses to material consultations or other requests for comment and input from various government, regulatory and standard-setting bodies. Key consultation responses included the FCA’s Consumer Duty proposals and the Payment Systems Regulator’s proposals on Authorised Push Payment (APP) scams. We formally engage with our regulators, at senior executive and Board level, as well as via individual non-executive directors, through continuous assessment and proactive engagement meetings. Most notably, during 2022, we kept our regulators fully informed of contingencies and impacts on our operations as a result of Russia’s invasion of Ukraine and the cost of living crisis. 52 NatWest Group | 2022 Annual Report on Form 20-F Any information contained on websites linked or reports referenced in this section is for information only and will not be deemed to be incorporated by reference herein.

Climate case study



Funding the drive to clean transport

Championing sustainability ambitions

NatWest Group has set out a clear ambition to be a leading bank in the UK helping to address the climate challenge. A key part of this is providing financing structures for businesses that are developing sustainable energy.

One such business is electric vehicle fleet and battery storage specialist Zenobē. Established in 2017, Zenobē currently works with the majority of major bus operators in the UK, as well as local authority-owned bus companies, to electrify their fleets and minimise the lifetime costs of their electric vehicles (EV) and charging infrastructure. The company also provides battery storage solutions to grid operators, accelerating the uptake of renewables.

By 2025, Zenobē aims to have a fleet of at least 3,000 EV buses, and 1GW of battery storage.



To support this ambition, the company has established a funding platform with an initial volume of £241 million, which will enable it to service and finance up to 430 new e-buses in the UK and Republic of Ireland.

Having worked with NatWest Group on an innovative financing facility in 2021, Zenobē turned to our team again to advise on a multi-source debt structure to help accelerate the expansion of the EV fleet sector.

Our One Bank team, comprising colleagues from Private Placements, Specialist Asset Financing, Risk Solutions, ESG Advisory and Climate & ESG Capital Markets, collectively delivered a bespoke funding package. This incorporated green loans and private placements that adhered to the Loan Market Association's Green Loan Principles attracting institutional investors and bank lenders.

We believe this financing will have a real-world impact for accelerating the UK's drive to electrify its public road transport system.

Combined with Zenobē's technical expertise, the funding enables the company to offer end-to-end services to the bus operators including the design, installation, financing and operation of electrical charging infrastructure and buses in the depot.

This is a clear example of our purpose in action: building relationships with businesses such as Zenobē, championing its potential and empowering it to deliver on its sustainability ambitions.


7 AFFORDABLE AND CLEAN ENERGY
8 DECENT WORK AND ECONOMIC GROWTH
13 CLIMATE ACTION

NatWest Group | 2022 Annual Report on Form 20-F 53

Our climate strategy Our Climate strategy We have an ambition to be net zero by 2050 across our financed emissions, assets under management (AuM) and our operational value chain We plan to reduce the carbon intensity of our in-scope AuM by 50%, against a 2019 baseline, and to move 70% of in-scope AuM to a net-zero trajectory.(1) We have an ambition to at least halve the climate impact of our financing activity by 2030, against a 2019 baseline, and align with the 2015 Paris Agreement. We plan to reduce emissions for our operational value chain by 50%, against a 2019 baseline. Our Purpose To champion potential, helping people, families and businesses to thrive Our 2030 climate ambitions How we are helping to address the climate challenge Supporting customer transition to net zero We have a target to provide £100 billion climate and sustainable funding and financing between 1 July 2021 and the end of 2025. As part of this we aim to provide at least £10 billion in lending for EPC A and B rated residential properties between 1 January 2023 and the end of 2025. We have an ambition to support our UK mortgage customers to increase their residential energy efficiency and incentivise purchasing of the most energy efficient homes, with an ambition that 50% of our mortgage portfolio has an EPC rating of C or above by 2030. Helping to end the most harmful activities We plan to phase out of coal for UK and non-UK customers who have UK coal production, coal fired generation and coal related infrastructure by 1 October 2024, with a full global phase out by 1 January 2030. Powerful partnerships and collaborations We plan to collaborate cross industry and create products and services to enable customers to track their carbon impact. Getting our own house in order Each year, we plan to include targets for executive remuneration that reflect our latest climate ambitions. We plan to continue the integration of the financial and non-financial risks arising from climate change into our enterprise-wide risk management framework (EWRMF). Achievement of our Climate transition plan is dependent on timely, appropriate government policy, technology developments, as well as on our customers and society to respond. At the same time, as a purpose-led organisation, we aim to engage and support our customers’ transition to a net-zero economy. Refer to section 3 of the 2022 NatWest Group plc Climate-related Disclosures Report for further details. For further detail on our climate ambitions and SBTi targets refer to sections 1.3 and 3.3 of the 2022 NatWest Group plc Climate-related Disclosures Report. Climate transition plan and dependencies For details on our approach to Nature and Biodiversity refer to the 2022 NatWest Group plc Environmental, Social and Governance (ESG) Disclosures Report. We have a target to reduce our direct own operations emissions by 50% by 2025, against a 2019 baseline. We plan to use only renewable electricity in our direct own global operations by 2025 (RE100) and improve our energy productivity 40% by 2025 against a 2015 baseline. Notes: (1) Refer to pages 38 to 39 of the Net Zero Asset Managers Initiative’s Initial Target Disclosure Report (May 2022). 54 NatWest Group | 2022 Annual Report on Form 20-F Any information contained on websites linked or reports referenced in this section is for information only and will not be deemed to be incorporated by reference herein. Our climate ambition (2) To be a leading bank in the UK helping address the climate challenge (2) The guidance, targets, expectations, and trends discussed in this section represent NatWest Group plc management’s current expectations and are subject to change, including as a result of the factors described in the Risk Factors section of the 2022 NatWest Group plc Annual Report on Form 20-F. These statements constitute forward-looking statements. (Refer to Forward-looking statements on pages 170 and 171 of this document for cautionary statement on Climate and ESG disclosures .

The table below outlines progress during 2022 – which supports our ambition to be a leading bank in the UK helping to address the climate challenge. Aligned with our ambition to set sector specific targets, during 2022 we published 2030 targets validated by the SBTi as science based. These targets included our own operational footprint as well as 79% of our 2019 lending book. For further details on the initial iteration of our Climate transition plan, our 2030 ambitions and our ambition to be net zero by 2050 across our financed emissions, assets under management and operational value chain refer to the 2022 NatWest Group plc Climate-related Disclosures report. Climate ambition Progress update Supporting customer transition to net zero We have a target to provide £100 billion climate and sustainable funding and financing between 1 July 2021 and the end of 2025. As part of this we aim to provide at least £10 billion in lending for EPC A and B rated residential properties between 1 January 2023 and the end of 2025. sustainable funding and financing. towards our £100 billion target between 1 July 2021 and the end of 2025. This includes £5.4 billion for EPC A and B rated residential properties. We have an ambition to support our UK mortgage customers to increase their residential energy efficiency and incentivise purchasing of the most energy efficient homes, with an ambition that 50% of our UK mortgage portfolio has an EPC rating of C or above by 2030. mortgages portfolio that had EPC data available(1) was rated as EPC C or higher. Helping to end the most harmful activities We plan to phase out of coal for UK and non-UK customers who have UK coal production, coal-fired generation and coal-related infrastructure by 1 October 2024, with a full global phase out by 1 January 2030. • Exposure to coal customers(2), as defined in the Credible Transition Plan (CTP) Powerful partnerships and collaborations We plan to collaborate across industry and create products and services to enable customers to track their carbon impact. • Engaged with policymakers and officials on a range of climate-related topics, recognising the importance of collaboration and significant role that policy has to play in providing the long-term frameworks, incentives and certainty required for progress on net zero. As part of the Sustainable Homes and Buildings Coalition, we engaged on the need to improve the energy efficiency of the UK’s housing stock, focusing on how this can be accelerated. • Engaged with peers, policy makers and stakeholders through GFANZ, Transition Plan Taskforce, NZBA, Financial Markets Stability Board and NZAM initiative to facilitate a net-zero transition. Getting our own house in order Each year, we plan to include targets for executive remuneration that reflect our latest climate ambitions. • Climate considerations continue to be included in senior executive remuneration as part of the bonus pool assessment for our wider workforce, recognising its central role in our strategy. We plan to continue the integration of the financial and non-financial risks arising from climate change into our enterprise-wide risk management framework (EWRMF). • Increasing use of quantification in risk assessments with enhanced analytics capabilities under development for integration in the EWRMF. • Enhancement of core strategic climate risk modelling capabilities and initial integration into risk management and customer journeys. We have a target to reduce our direct own operations emissions by 50% by 2025, against a 2019 baseline. • We reduced our direct(3) own operations emissions by 46% against a 2019 baseline. We plan to use only renewable electricity in our direct own global operations by 2025 (RE100) and improve our energy productivity 40% by 2025 against a 2015 baseline (EP100). • We increased our consumption of renewable electricity to 98% across our global operations. For operations in the UK and Republic of Ireland, electricity consumption used 100% renewable electricity. • Energy productivity has increased by 41% since 2015, and electricity consumption decreased by 8% since 2021. We plan to install electric vehicle charging infrastructure in 15% of large office space across our UK portfolio by 2025 and upgrade our fleet of 100 vehicles to electric by 2025 (EV100). • As at 31 December 2022, we have installed electric vehicle charging points in 13% of our large office car park spaces across our UK portfolio. In addition, as part of our ambition to electrify our fleet, we reviewed and reduced our fleet size from 300 to approximately 100 vehicles, of which 3% are EVs. (1) As at 31 December 2022, £138.8 billion, 68%, of the total residential mortgages portfolio had EPC data available. (2) As defined in the Credible Transition Plan (CTP) assessment. Refer to pages 30 – 31 of the NatWest Group plc 2021 Climate-related Disclosures Report for further details on the assessment of CTPs for oil and gas majors and in-scope coal customers. (3) Direct own operations is defined as Scope 1, Scope 2 and Scope 3 (paper, water, waste, business travel, commuting and work from home) emissions. It excludes upstream and downstream emissions from our value chain NatWest Group | 2022 Annual Report on Form 20-F 55 • In the year ended 31 December 2022, we provided £24.5 billion of climate and • We have now provided £32.6 billion of climate and sustainable funding and financing • As at 31 December 2022, 41.5% (31 December 2021 38.3%) of our UK residential assessment completed in 2021, was £0.3 billion as at 31 December 2022 (£0.6 billion as at 31 December 2021). For further details refer to page 41 and section 5.1 of the 2022 NatWest Group plc Climate-related Disclosures Report.

Climate transition plan overview

Our transition to net zero (2)

NatWest Group has been a signatory to the United Nations Environment Programme Finance Initiative (UNEP FI) since 1997 and the Equator Principles since 2003. We have come a long way since activists protested against our financing of oil, gas and coal in 2010. In 2011, we launched our Environmental, Social & Ethical (ESE) Risk Framework, which required enhanced due diligence for certain lending and loan underwriting customer relationships, transactions, activities and projects. We recognise that through our financing activity NatWest Group may contribute to climate change. As the initial iteration of our Climate transition plan illustrates, we are committed to playing our part in addressing the climate challenge, but we cannot transform the real economy on our own. Ultimately, success will be determined by society's willingness to adapt, supported by consistent, long-term government policy and continuing technical innovation.

2015

Task Force on Climate-related Financial Disclosures (TCFD) created by the Financial Stability Board

2019

Bank of England publishes SS3/19, outlining how banks should manage climate-related financial risks

2020

Announced our purpose-led climate ambition.

SBTi issues financial services sector science-based targets guidance

First major UK bank to join Partnership for Carbon Accounting Financials (PCAF)

2021

Founding members of Glasgow Financial Alliance for Net Zero (GFANZ), Net Zero Banking Alliance (NZBA) and member of Powering Past Coal Alliance. Joined Net Zero Asset Managers (NZAM) initiative

Principal partner for COP26

2022

Annual General Meeting: Say on Climate resolution

Science-based targets validated by STBi for 79% of our lending book and own operational emissions.

Initial iteration of Climate transition plan developed

Launched Carbon Planner to support customer transition

Launched Carbonplace

Key opportunities to support the transition

There is a dependency on timely, appropriate Government policy, technology developments, as well as on our customers and society to respond. At the same time, as a purpose-led organisation, we aim to engage and support our customers' transition to a net-zero economy. Further detail on how we are exploring potential opportunities and dependencies for transition is available in section 3 of the **2022 NatWest Group plc Climate-related Disclosures Report.**

Financed emissions

- Provision of £100 billion climate and sustainable funding and finance between 1 July 2021 and the end of 2025. As part of this we aim to provide at least £10 billion in lending for EPC A and B rated residential properties between 1 January 2023 and the end of 2025.
- Development of carbon tracking tools.
- Enhanced customer and colleague education tools.
- Building powerful partnerships to support customer transition.

Refer to the 2022 NatWest Group plc Climate-related Disclosures Report, section 3.4, 3.5, 5.3, 5.5 for details

(1) Our climate transition planning uses different time frames than those used in financial reporting. Accordingly, the references to "short", "medium" and "long-term" in climate reporting are not indicative of the meaning of similar terms used in this report or in certain of our other disclosures, including our annual, periodic and interim reports.

(2) The guidance, targets, expectations, and trends discussed in this section represent NatWest Group plc management's current expectations and are subject to change, including as a result of the factors described in the Risk Factors section of the 2022 NatWest Group plc Annual Report on Form 20-F. These statements constitute forward-looking statements. Refer to Forward-looking statements in this document.

Any information contained on websites linked or reports referenced in this section is for information only and will not be deemed to be incorporated by reference herein.

56 NatWest Group | 2022 Annual Report on Form 20-F

> **'Net zero is the growth opportunity of the 21st century'**
> **Mission Zero, Independent Review of Net Zero Report by Rt Hon Chris Skidmore MP, published in January 2023**

Target to provide £100 billion climate and sustainable funding and financing between 1 July 2021 and the end of 2025. As part of this we aim to provide at least £10 billion in lending for EPC A and B rated residential properties between 1 January 2023 and the end of 2025.

Target to reduce emissions from direct own operations by 50% by 2025, against a 2019 baseline

Ambition to achieve net zero across our financed emissions, AuM and operational value chain



Medium-term[1]
2025
2030
2050
Short-term[1]
Long-term > 15 years[1]

Ambition to at least halve the climate impact of our financing activity, against a 2019 baseline, and align with the 2015 Paris Agreement

Ambition for 50% of our UK mortgage book has an EPC rating of C or above by 2030

Plan to reduce emissions for our operational value chain by 50%, against a 2019 baseline

Plan to reduce the carbon intensity of our in-scope AuM by 50% against a 2019 baseline and align 70% of in-scope AuM to a net-zero trajectory

Assets Management

- Move 50% of our assets under management to a net-zero trajectory by 2025.
- Voting and engagement in line with net zero, including support for climate-related shareholder resolutions.
- Continue to build net zero into our investment process and our engagement with funds.

Refer to the 2022 NatWest Group plc Climate-related Disclosures Report section 3.2, 3.4 for details

Own operational footprint

- Install electric vehicle charging infrastructure in 15% of large office space across our UK portfolio by 2025
- 100% renewable electricity for global operations by 2025.
- Continue to increase energy efficiency in our buildings through updated technology, design and data analysis.
- Review the buildings we occupy and move to more sustainable buildings where appropriate.

Refer to the 2022 NatWest Group plc Climate-related Disclosures Report, section 3.7 and 5.4 for details

Any information contained on websites linked or reports referenced in this section is for information only and will not be deemed to be incorporated by reference herein.

NatWest Group | 2022 Annual Report on Form 20-F 57

TCFD Summary NatWest Group confirms that it has: • made climate-related financial disclosures for the year ended December 31, 2022 that it believes are consistent with the Task Force on Climate-related Financial Disclosures (“TCFD”) Recommendations and Recommended Disclosures (as defined in the FCA’s Listing Rules, as amended by the Disclosure of Climate-Related Financial Information (No 2) Instrument 2021) which include (i) “Recommendations of the Task Force on Climate-related Financial Disclosures” (June 2017) (focusing in particular on the four recommendations and the eleven recommended disclosures set out in Figure 4 of Section C of the TCFD Final Report); (ii) “Implementing the Recommendations of the Task Force on Climate-related Financial Disclosures” (October 2021 version); (iii) “Guidance on Metrics, Targets and Transition Plans” (October 2021 version); (iv) Technical Supplement - “The Use of Scenario Analysis in Disclosure of Climate-related Risks and Opportunities” (June 2017); and (v) “Guidance on Risk Management Integration and Disclosure” (October 2020) and summarised in the tables on pages 58-61; • set out these disclosures in this report and in its “2022 NatWest Group Climate-related Disclosures Report”, both published on • adopted this approach given the detailed and technical content of the climate-related financial disclosures as it believes these presentations best present its climate-related financial disclosures in a decision-useful manner to the users of these reports. Governance NatWest Group’s governance around climate-related risks and opportunities The Board’s oversight of climate-related risks and opportunities 2022 progress • 92.58% of votes cast were in favour of our Say on Climate resolution, indicating strong shareholder support for our climate strategy. • The NatWest Group Board and Board committees oversaw the development of the initial iteration of our Climate transition plan and approved the plan prior to publication. Future priorities • Board and Executive Committee (ExCo) continuing oversight of delivery, and ongoing development, of the initial iteration of NatWest Group’s Climate transition plan, development of customer level decision-making tools as well as regular monitoring of climate ambitions. NatWest Group plc 2022 Climate-related Disclosures Report sections 2.1, 2.2 Management’s role in assessing and managing climate-related risks and opportunities 2022 progress • Business areas have enhanced local governance forums to support an integrated management response to delivering our climate ambitions, development of the initial iteration of our Climate transition plan, the identification of climate-related opportunities and the effective management of climate-related risks. In addition, cross-bank climate-related forums continue to provide strategic insight and expertise, supporting collaboration and ensuring a One Bank approach to climate governance. Future priorities • Continue to build knowledge and further embed operating models and business processes across the organisation to support the oversight and management of climate-related risks and opportunities within NatWest Group’s overall business strategy and risk appetite. NatWest Group plc 2022 Climate-related Disclosures Report sections 2.1, 2.3, 2.4 Governance Strategy Risk Management Metrics and Targets 58 NatWest Group | 2022 Annual Report on Form 20-F 17 February 2023; and TCFD: Climate-related disclosures overview (1) Any information contained on websites linked or reports referenced in this section is for information only and will not be deemed to be incorporated by reference herein. (1) Refer to Forward-looking statements on pages 170 and 171 of this document for cautionary statement on Climate and ESG disclosures .

Strategy The actual and potential impacts of climate-related risks and opportunities on NatWest Group’s businesses, strategy and financial planning Climate-related risks and opportunities identified over the short, medium and long term 2022 progress • NatWest Group’s climate ambition, announced in February 2020, recognises various short, medium and long-term(1) climate-related risks and opportunities to embed climate in our business and culture, as well as support our customers in their transition to net zero. Future priorities • Continue to integrate climate-related decision-making in business activities. NatWest Group plc 2022 Climate-related Disclosures Report sections 3.1, 3.2, 4.2, 5.1 The impact of climate-related risks and opportunities on our businesses, strategy and financial planning 2022 progress • We developed the initial iteration of our Climate transition plan. This plan focuses on the delivery of our 2030 decarbonisation ambitions and will inform further work on our journey to net zero by 2050 across our financed emissions, assets under management and our operational value chain. • We have enhanced the financial planning process to incorporate actions included within the initial iteration of our Climate transition plan and also used the financial forecasts to consider impacts on our Climate transition plan. • We continued to harness climate-related opportunities including providing climate and sustainable funding and financing and a range of green loan products and services. Future priorities • We will continue to work on aligning the financial planning and transition planning processes. • We will further enhance carbon planning, measurement and tracking capability to support the ongoing development of our Climate transition plan. NatWest Group plc 2022 Climate-related Disclosures Report sections 1.2, 1.3, 1.4, 2,3, 3.1, 3.2, 3.3, 3.4, 3.5, 3.6, 3.7, 4.2. 4.2a, 4.3, 5.4, 5.5, 5.7 The resilience of our strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario 2022 progress • We ran internal scenario analysis and completed round two of the Bank of England’s Climate Biennial Exploratory Scenario (CBES) exercise, as well as developing internal scenario analysis tools and core strategic climate risk modelling capabilities to embed within our existing risk management processes. • This work allowed us to assess our exposure to climate-related risk across our lending book and provided insights which we continue to incorporate within our climate strategy and to inform work on the initial iteration of our Climate transition plan. • One of the key lessons from this work is that while climate-related risks could potentially amplify other risk drivers, for example resulting in effects such as the erosion of competitiveness, profitability, or reputational damage, overall NatWest Group is resilient to these risks, within the context of the scenarios tested, and we will continue to monitor and manage this through our enterprise-wide risk management framework (EWRMF). • A priority area of focus for NatWest Group in 2022 has been the continued enhancement of how we incorporate climate risk into our capital adequacy assessment process (ICAAP) and strategic planning process. This ensures that we have sufficient capital for the most material source of climate risk over the capital planning horizon. Future priorities • Continue to enhance scenario modelling and analytic capabilities. • Address significant challenges related to the availability of granular, reliable and verifiable customer data. • Respond to developing regulatory requirements on the approach to climate-related risk within the regulatory capital regime. NatWest Group plc 2022 Climate-related Disclosures Report sections 4.2a, 5.5 Governance Strategy Risk Management Metrics and Targets (1) Our climate transition planning uses different time frames than those used in financial reporting. Accordingly, the references to “short”, “medium” and “long-term” in climate reporting are not indicative of the meaning of similar terms used in in certain of our other disclosures, including our annual, periodic and interim reports. NatWest Group | 2022 Annual Report on Form 20-F 59 Any information contained on websites linked or reports referenced in this section is for information only and will not be deemed to be incorporated by reference herein.

TCFD Summary continued Risk Management How NatWest Group identifies, assesses and manages climate-related risks Our processes for identifying and assessing climate-related risks 2022 progress • We reviewed and refreshed our assessment of the relative significance of climate risk on other principal risks. This assessment used the judgement of risk subject matter experts combined with scenario analysis, increased granularity of climate data, as well as improved understanding of evolving regulatory guidance to understand the current and potential impact of physical and transition climate-related risk as a causal factor to other principal risks. • We identify and assess climate-related risks through three principles: • Undertaking scenario analysis to understand the potential impacts of climate-related risks. • Identifying segments of our portfolio and operations with heightened climate-related risk exposure. In 2022 we established an increasingly quantitative methodology for the identification and assessment of heightened climate-related risk sectors and subsectors. • Assessing individual customer and supplier climate-related risk exposure. In 2022, we completed the development and launch of qualitative climate risk scorecards and conducted sustainability assessments of our suppliers. • NatWest Group regularly considers existing and emerging regulatory requirements related to climate change through external horizon scanning and monitoring of emerging regulatory requirements. Future priorities • Scaled implementation of quantitative scorecards within credit assessment processes. NatWest Group plc 2022 Climate-related Disclosures Report sections 4.2, 4.2a Our processes for managing climate-related risks 2022 progress • We launched preliminary shadow operational limits supported by EPC for transition risk and physical flood risk data, to monitor the performance of the current Retail Banking mortgage portfolio and new mortgage business. • Credit assessment processes have been improved to support customer interactions, including mandatory climate conversations with in-scope(1) customers. These conversations reflect the specificity of sector and asset class, and the size and sophistication of these customers. Future priorities • Evolution and application of appropriate credit limits informed by climate-related risk and transition plans. • Continued evolution and monitoring of Environmental, Social and Ethical Risk Acceptance Criteria in accordance with framework. • Review of internal control standards in response to the outcomes of the non-financial risk scenario. NatWest Group plc 2022 Climate-related Disclosures Report sections 4.3 How our processes for identifying, assessing, and managing climate-related risks are integrated into overall risk management 2022 progress • We continued to mature our integration of climate risk within NatWest Group’s risk management. This involved increasing use of quantification in risk assessments with enhanced analytics capabilities under development for integration in the enterprise-wide risk management framework (EWRMF). • Enhanced reporting to relevant senior governance forums covering areas of risk concern across all material sectors and portfolios. • Regular monitoring of an initial suite of quantitative key risk indicators for climate risk. Future priorities • Work will continue to further integrate climate-related risks across business processes to work towards full integration within our risk management framework and business-as-usual decision-making. NatWest Group plc 2022 Climate-related Disclosures Report sections 4.1 Governance Strategy Risk Management Metrics and Targets (1) Guidance on in-scope customers is tailored to each business area and detailed in the Climate Transaction Acceptance Standards Handbook. For example, for Business Banking Relationship Managers the criteria is – new or increased lending applications of £50,000 and above. 60 NatWest Group | 2022 Annual Report on Form 20-F Any information contained on websites linked or reports referenced in this section is for information only and will not be deemed to be incorporated by reference herein.

Metrics and Targets The metrics and targets used to assess and manage relevant climate-related risks and opportunities where such information is material The metrics used to assess climate-related risks and opportunities in line with our strategy and risk management process 2022 progress Metrics used to assess climate-related risks: • Exposures to heightened climate-related risk sectors; • Energy efficiency and flood risk assessment for UK residential mortgage portfolio; • NatWest Group’s own operational footprint; • Estimates of financed emissions based on absolute emissions and emissions intensities, including progress against sectoral decarbonisation pathways; • Estimates of facilitated emissions from corporate bond underwriting. Metrics used to assess climate-related opportunities: • Climate and sustainable funding and financing; • NatWest Group Own Green Bond issuance. Future priorities • Continue to develop metrics and measurement capabilities to monitor and manage climate-related risks and opportunities. • Continue to develop measurement, monitoring and reporting capabilities for Asset management. • Continue to monitor evolving carbon measurement standards and enhance capabilities including continuing engagement with PCAF on finalisation of the financed emissions standard. NatWest Group plc 2022 Climate-related Disclosures Report sections 3.2, 5.1, 5.2, 5.3, 5.4, 5.5, 5.6, 5.7 Scope 1, Scope 2 and, if appropriate, Scope 3 greenhouse gas (GHG) emissions, and the related risks 2022 progress • We continued to develop and enhance capabilities to measure emissions in relation to our own operations as well as financed emissions. • We reduced emissions from our direct own operations by 46%, against a 2019 baseline, and increased our renewable electricity consumption to 98%. Future priorities • Continue our work to enhance the availability of data and data quality to support future calculations of financed emissions including absolute emissions and emissions intensities. NatWest Group plc 2022 Climate-related Disclosures Report sections 5.4, 5.5, 5.7 The targets used to manage climate-related risks and opportunities and performance against targets 2022 progress • Our stated climate ambition is to be a leading bank in the UK helping to address the climate challenge. We have an ambition to achieve net zero by 2050 across our financed emissions, assets under management and our operational value chain. Progress is monitored via climate-related targets and ambitions across the following thematic opportunities: supporting customer transition to net zero, helping to end the most harmful activities, powerful partnerships and collaborations and getting our own house in order. • NatWest Group was the first UK bank, and one of the largest banks globally to date, to have science-based targets validated by the SBTi. Our portfolio targets cover 79% of lending activities by outstanding exposure as at 31 December 2019. Future priorities • Continue to monitor our performance against our climate-related targets and ambitions and revise as appropriate. NatWest Group plc 2022 Climate-related Disclosures Report sections 1.2, 1.3, 1.4, 3.1. 3.3, 3.4, 5.4, 5.5, 5.7 Governance Strategy Risk Management Metrics and Targets NatWest Group | 2022 Annual Report on Form 20-F 61 Any information contained on websites linked or reports referenced in this section is for information only and will not be deemed to be incorporated by reference herein. Refer to the Directors’ Remuneration Report in this document for further details on integration of climate considerations into remuneration.

Own operational footprint In 2021, we disclosed an initial view of our upstream(3) emissions, and for 2022 we are disclosing both our upstream and our downstream(4) emissions to report on our full operational value chain(5) emissions for the first time, covering Scopes 1, 2 and 3 (all relevant categories 1-14, with category 15 financed emissions covered in section 5.5 of the 2022 NatWest Group plc Climate-related Disclosures Report). Our 2022 total market-based operational emissions of 73,927 tCO2e covers Scopes 1, 2 and our direct own operations upstream Scope 3. This includes emission reductions from the use of green electricity covering 98% of our consumption through green tariffs and renewable electricity certificates, but in accordance with the Greenhouse Gas Protocol it does not include emissions reduction from the use of carbon credits. We purchased and retired 120,000 carbon removal credits, assured under the Verified Carbon Standard (VCS), and Triple Gold certified to the Climate, Community & Biodiversity Alliance Standards (CCBA) to invest beyond our value chain, and provide benefits to climate, especially those that generate additional co-benefits for people and nature(6). By investing beyond our value chain, these carbon credits mitigate direct operational emissions of 73,927 tCO2e in 2022, while we continue to decarbonise in line with SBTi. Further detail of our decarbonisation plans can be found in the initial iteration of our Climate transition plan in section 3.7 of the 2022 NatWest Group plc Climate-related Disclosures Report and on our website at natwestgroup.com. Supply chain We have used a spend-based approach(7) to calculate our supplier emissions. In late 2022, we established a (multi-year) Supplier Decarbonisation Programme to support delivery of the 2030 and 2050 carbon reduction ambitions related to our operational value chain. This will involve collaborating with our suppliers to understand their capability, data, where they are on the journey to net zero, and what help they might need to progress. We are also working with a third party to evaluate our supply chain using evidence-based assessments of sustainability performance enabling us to understand our wider impact and to identify where improvements can be made, and risks mitigated. As part of increasing the sustainability of our cash and coin operations, we have engaged our suppliers to reduce the (1) Our own operational footprint reporting year runs from 1 October 2021 to 30 September 2022. (2) NatWest Group defines direct own operations as our Scope 1, Scope 2 and Scope 3 (paper, water, waste, business travel, commuting and work from home) emissions. It therefore excludes upstream and downstream emissions from our value chain. (3) Upstream emissions relate to the Scope 3 Categories 1–8 under the Greenhouse Gas Protocol. (4) Downstream emissions relates to the Scope 3 Categories 9–15 under the Greenhouse Gas Protocol. (5) Our operational value chain is Scope 1, Scope 2, Scope 3 (Categories 1-15, with categories 8, 10, 14 excluded and Category 15 reported in section 5.4 of the 2022 NatWest Group plc Climate-related Disclosures Report. Refer to the 2021 NatWest Group plc Climate-related Disclosure Report where these categories are described in more detail. (6) The SBTi recommends that companies invest to mitigate emissions beyond their value chain while they transition towards a state of net zero emissions. In accordance with the Greenhouse Gas Protocol, emission reductions cannot be achieved through the use of carbon credits. (7) Category 1 and 2 emissions have been calculated using spend data and publicly sourced sector-specific emission factors. amount of single-use plastic coming in and going out of our cash centres and to improve the accuracy of data for our waste streams. For our properties, the suppliers we work with must have environment and quality management accreditations and products used in fitouts should meet all Royal Institution of Chartered Surveyors SKA criteria as standard. Energy Following the return to the office after the easing of COVID-19 restrictions, we focused on the practice of using energy more efficiently and effectively in our operations and reviewed our processes to reduce consumption. • Building energy optimisation: our building plant equipment is continuously reviewed to maximise energy efficiency. Data analytics are used to proactively identify anomalous consumption, ensuring our buildings run more efficiently. • Energy audits: there have been audits carried out in most of our buildings this year to identify where we can improve energy efficiency and reduce consumption and this work will continue in 2023. • Data centres: we have consolidated our data centres to allow for more efficient IT architecture using fewer resources. The work carried out ensures they run more efficiently, with lighting upgrades and optimisation of the data hall environmental controls already seeing a significant reduction in water and power usage. • Renewable electricity: in 2021, we committed to a Corporate Power Purchase Agreement (cPPA), bringing additional renewable generation capacity online to facilitate the decarbonisation of the UK grid. We are continuing to work towards this with additional cPPAs, and once constructed they are expected to generate 59% of NatWest Group’s electricity demand in the UK by 2024. • Leased buildings: for our leased buildings in India, we are working with the landlords to review the scope for identifying energy-saving opportunities, assessing end of life for equipment, and creating an energy efficient replacement plan where possible. • Colleague engagement: we launched a bank-wide energy campaign in the second half of 2022 to help educate and engage our colleagues by sharing tips on how to reduce consumption at home and in the office through a series of activities, raising the importance of energy saving actions. This is an ongoing campaign which we will continue to work on in 2023. Own operational footprint During 2022(1), we reduced our direct own operations(2) emissions by 46%, against our 2019 baseline, and increased our renewable electricity consumption to 98% globally. 62 NatWest Group | 2022 Annual Report on Form 20-F Our operational emission reductions are linked to remuneration. For further information, refer to the Directors’ Remuneration Report on page 124.

Streamlined energy and carbon reporting (SECR) (8)

Greenhouse gas (GHG) emissions	2022		2021	
	UK and offshore[1] area	Global total (excluding UK and offshore)	UK and offshore[1] area	Global total (excluding UK and offshore)
Emissions from the combustion of fuel and operation of any facility (Scope 1[2] Direct) CO_2e (tonnes)	**14,877**	**1,363**	17,560	1,650
Emissions from the purchase of electricity, heat, steam or cooling by the company for its own use (Scope 2[3] Indirect) location-based CO_2e emissions (tonnes)	**47,546**	**15,430**	56,461	18,159
Total gross Scope 1 & Scope 2 (location-based) emissions CO_2e (tonnes)	**62,423**	**16,793**	74,021	19,809
Energy consumption used to calculate above emissions (kWh)	**298,262,392**	**35,070,567**	329,317,585	40,484,981
Intensity ratio: Location-based CO_2e emissions per FTE (Scope 1 & 2) (tonnes/FTE)	**1.6**	**1.0**	1.8	1.1
Scope 3[4] CO_2e emissions from direct operations[5] (tonnes)	**39,559**	**15,743**	36,197	8,967
Total gross Scope 1, 2 & 3 direct own operations (location-based) emissions CO_2e (tonnes)	**101,982**	**32,536**	110,218	28,776
Intensity ratio: Location-based CO_2e emissions per FTE (Scope 1, 2 & direct operations Scope 3) (tonnes/FTE)	**2.5**	**2.0**	2.7	1.7
Scope 2[6] (Indirect) market-based CO_2e emissions (tonnes)	**13**	**2,372**	8	2,186

Emissions methodology and basis of preparation

Boundary: this statement has been prepared in accordance with our regulatory obligation to report greenhouse gas (GHG) emissions pursuant to the Companies (Directors' Report) and Limited Liability Partnerships (Energy and Carbon Report) Regulations 2018 which implement the government's policy on Streamlined Energy and Carbon Reporting. Our reporting year runs from 1 October 2021 to 30 September 2022. The emissions reporting boundary is defined as all entities and facilities either owned or under our operational control.

Calculation: emissions have been calculated using the Greenhouse Gas Protocol Corporate Standard and associated guidance and include all greenhouse gases, reported in tonnes of carbon dioxide equivalent (CO_2e) and global warming potential values. When converting data to carbon emissions, we use Emission Factors from UK Government Emissions Conversion Factors for Company Reporting (Department for Business, Energy & Industrial Strategy, 2021, CO_2 emissions from fuel combustion (International Energy Agency, 2021) or relevant local authorities as required. NatWest Group uses a third-party software system, to capture and record our environmental impact and ensure that control framework and assurance requirements are met. All data is aggregated at a regional level to reflect the total regional consumption. The regional consumption results are then collated to reflect the total NatWest Group footprint. CO_2e values are attributed to these sources via an automatic conversion module in the third-party system. For more information, please see the own operational footprint page at natwestgroup.com.

(1) Offshore area as defined in The Companies (Directors Report) and Limited Liability Partnerships (Energy and Carbon) Regulations 2018. This includes Jersey and Guernsey but not our overseas sites in America, EMEA and Asia-Pacific. These are included in the global total (excluding UK and offshore).

(2) Scope 1 emissions from natural gas, liquid fossil fuels, fluorinated gas losses and owned/leased vehicles.

(3) Scope 2 emissions from electricity, district heating and cooling used in NatWest Group premises.

(4) Scope 3 emissions from paper and water, category 5: waste (UK and RoI only), category 6: business travel including air, rail, hired vehicles and our grey fleet, category 7: employee commuting and working from home.

(5) The historic values reported in the table above are updated from values we reported in 2021. This is due to updated bills, data provision and extrapolations.

(6) NatWest Group defines direct own operations as our Scope 1, Scope 2 and Scope 3 (paper, water, waste, business travel, commuting and work from home) emissions. It therefore excludes upstream and downstream emissions from our value chain.

(7) Market-based Scope 2 emissions. We have procured 100% of UK and RoI and 98% globally from renewable sources using green tariffs and renewable electricity certificates. The 13 tCO_2e arises from district cooling and district heating, which is used at only a few sites.

NatWest Group | 2022 Annual Report on Form 20-F 63

Our approach to risk management The enterprise-wide risk management framework (EWRMF) sets out our approach to managing risk across NatWest Group and provides a common risk language and framework to facilitate effective risk management. The framework applies to all subsidiary legal entities, business segments and functions and links each component of the framework to help deliver NatWest Group’s strategy in a safe and sustainable way. Risk culture NatWest Group’s multi-year programme to enhance risk management capability at every level of the organisation continued in 2022, with an ongoing emphasis on risk culture. We refreshed our approach to risk culture under a new banner of intelligent risk-taking, intensifying focus on robust risk management behaviours and practices. Evolving our risk culture, in line with our purpose-led strategy and our values across all three lines of defence, enables us to support better customer outcomes, develop a stronger and more sustainable business, and deliver an improved cost base. During 2022, five key outcomes to deliver on the intelligent risk-taking approach were also identified. These outcomes focused on behaviours, leadership, risk practices, decision-making, and roles and responsibilities. Risk governance NatWest Group’s governance structure facilitates sound risk management decision-making, in line with standards of good corporate governance. The Board reviews and approves the EWRMF and monitors performance against risk appetite. In addition, the key risk committees have the following roles and responsibilities: • The Board Risk Committee (BRC) is responsible for providing oversight of current and potential future risk exposures, risk profile, risk appetite and risk culture. The BRC also oversees the effectiveness of the EWRMF across NatWest Group, and reviews the performance of NatWest Group relative to risk appetite and risk policy. • The Group Executive Risk Committee (ERC) reviews, challenges and debates all material risk and control matters across NatWest Group. It supports the CEO and other accountable individuals in discharging their risk management accountabilities. It considers NatWest Group’s risk profile relative to current strategy and oversees implementation of the risk management framework. Three lines of defence In line with industry best practice and sound risk governance principles, NatWest Group adopts a three lines of defence model of risk governance. Everyone has a responsibility for the intelligent management of risk in day-to-day activities. This includes actively demonstrating risk practices and behaviours that are consistent with NatWest Group’s desired risk culture. As the second line of defence, the Risk function has a clear mandate to undertake proactive risk oversight and monitoring of all risk management activities. The Risk function designs and maintains the EWRMF. The Chief Risk Officer leads the Risk function and plays an integral role in advising the Board on NatWest Group’s risk profile. This includes continuous monitoring activities to confirm that NatWest Group engages in sustainable risk-taking activities in pursuit of strategic objectives. Risk appetite The risk appetite framework is a component of the EWRMF and establishes the extent of permissible risk-taking to support business outcomes and delivery of the strategy. The EWRMF sets out the requirements on how risk appetite is implemented through risk policies and standards and translated into operational procedures. This consistent approach is followed for all principal risks, frameworks, tools and techniques to support efficient and effective consolidation and interpretation. Risk directory and principal risks To ensure common language and a consistent approach across NatWest Group, the risk directory defines and documents all principal risks that NatWest Group may face, categorised into financial and non-financial risks. The risk directory is an important component of the EWRMF, underpinning the linkage between strategy, risk appetite, risk reporting and governance. Anti-bribery and corruption (ABC) NatWest Group is committed to ensuring it acts responsibly and ethically, both when pursuing its own business opportunities and when awarding business. Consequently, it has embedded appropriate policies, procedures and controls so that its employees, and any other parties it does business with, understand these obligations and abide by them whenever they act for NatWest Group. ABC training is mandatory for all staff on an annual basis, with targeted training appropriate for certain roles. NatWest Group considers ABC risk in its business processes including, but not limited to, corporate donations, charitable sponsorships, political activities and commercial sponsorships. Where appropriate, ABC contract clauses are required in written agreements. Risk management Risk overview Effective risk management ensures that NatWest Group delivers its long-term strategy and fulfils its purpose. 64 NatWest Group | 2022 Annual Report on Form 20-F The factors discussed in this section and elsewhere in this document should not be regarded as a complete and comprehensive statement of all risks and uncertainties facing NatWest Group. Refer to the Risk Factors on pages127 to 148 of the Annual Report on Form 20-F for further details.

Top and emerging threats Top and emerging threats are a component of the EWRMF and identify and manage threats that could have a significant negative impact on our ability to operate or deliver NatWest Group’s strategy. They are specific scenarios that usually combine elements of several principal risks and require a coordinated management response. Top and emerging threats are subject to regular review by senior governance forums including the Board, ERC and BRC. Horizon-scanning is an important activity, enabling NatWest Group to identify, assess and mitigate top and emerging threats including via strategic planning. A range of methods are used including internal working groups, scenario analysis and consulting with external experts to ensure an external perspective is incorporated. In 2022, there was increased focus on assessing and understanding how different individual risks and threats are correlated with each other, including via scenario analysis. This approach helps to integrate strategic risk considerations into business processes and planning and strategy. Additional areas of risk focus Operational risk: A payment review was initiated in late 2022, to assess control enhancements in response to manual payment risk. Model risk: Models are increasingly used as a key basis for informing important business decisions. It is therefore necessary to understand the potential for adverse consequences from model errors and the potential for inappropriate use of modelled outputs. Ensuring models used by NatWest Group are designed effectively – and that model assumptions and techniques remain fit for purpose – continued to be a key risk management focus in 2022. This included a programme of ongoing work to upgrade a number of models to improve performance and compliance with new regulatory requirements. Compliance and conduct: Further progress was made on the compliance agenda during 2022. The first line of defence ring-fencing hub, established to provide an aggregated view of ring-fencing compliance and risk management, continued to work across business areas, functions and legal entities to support completion of the attestation of compliance with the PRA rules, as at the end of December 2022. From a conduct risk perspective, the focus on consumer protection continued during 2022, given cost of living challenges and their impact on customers in vulnerable situations, as well as the FCA’s increased expectations under Consumer Duty. The establishment of the Consumer Duty One Bank programme will ensure continued focus on delivering the required ‘paradigm shift’ in the levels of consumer protection. Common risk language, architecture and approach Risk directory and principal risks Financial risks Non-financial risks Risk culture Risk governance Three lines of defence Risk appetite Enterprise-wide risk management framework Credit risk Non-traded market risk Capital adequacy Liquidity and funding Earnings stability Pension risk Traded market risk Climate risk Conduct risk Financial crime risk Operational risk Regulatory compliance risk Model risk Reputational risk Enterprise-wide risk management framework – core components NatWest Group | 2022 Annual Report on Form 20-F 65

Risk management *continued*

	Externally-focused top and emerging threats	Trend
Economic and political risks	NatWest Group was affected by uncertain and volatile economic conditions in 2022 which created a challenging operating environment. The outlook for the UK and global economy remains uncertain including due to falling economic activity, high inflation, rising interest rates, elevated energy prices, and the Russian invasion of Ukraine. These conditions could deteriorate, depending on a number of factors including market volatility, volatility in commodity prices, escalating geopolitical tensions or concerns regarding sovereign debt or sovereign credit ratings. Economic conditions could also be affected by changing demographics in the markets that NatWest Group serves including increasing social inequalities or the threat of new and widespread public health crises (including any future epidemics or pandemics). The UK experienced significant political uncertainty in 2022, which may persist into the future. This could lead to a loss of confidence in the UK by investors, which could in turn negatively impact NatWest Group. NatWest Group also faces political uncertainty in Scotland, as a result of a possible second Scottish independence referendum. A range of complementary approaches is used to mitigate these risks, such as targeted customer reviews, including for customer segments most vulnerable to inflationary impacts, scenario analysis, stress tests and review of risk appetite.	↑
Climate change	Climate-related risks represent a source of systemic risk in the global financial system. Financial and non-financial risks from climate change can arise through physical and transition risks. In addition, physical and transition risks can trigger further losses, stemming directly or indirectly from legal claims, litigation and conduct liability (referred to as liability risk). As a result, NatWest Group and its customers, suppliers and counterparties face significant climate-related risks. Further progress was made in 2022 in managing climate-related risks, including progress with embedding climate risk into NatWest Group's risk framework, financial planning and the initial iteration of our Climate transition plan. The successful implementation of NatWest Group's climate change-related strategy, ambitions and transition plan will depend to a large extent on many factors and uncertainties beyond NatWest Group's control including the macroeconomic environment, and the effectiveness of actions of governments, regulators, businesses, investors and customers to mitigate the impact of climate-related risks.	↔
Cyber threats	NatWest Group experiences a constant threat from cyberattacks across the entire NatWest Group and against NatWest Group's supply chain. In 2022, NatWest Group witnessed a small number of attempted Distributed Denial of Service attacks and our supply chain was victim to a small number of ransomware attacks. The focus is to manage the impact of the attacks and sustain availability of services for NatWest Group's customers. As cyberattacks evolve and become more sophisticated, NatWest Group continues to invest in additional capability designed to defend against emerging threats.	↑
Competitive environment	NatWest Group operates in markets that are highly competitive and with increasing competitive pressures and technology disruption, raising the threat of reduced revenue and lower profitability. The risks mainly relate to changes in regulation, developments in financial technology (including digital currency), new entrants to the market and shifts in customer behaviour. NatWest Group closely monitors the competitive environment and adapts strategy as appropriate to deliver innovative and compelling propositions for customers.	↔
Regulatory, legal and conduct risks	NatWest Group is subject to extensive laws and regulations and disclosure requirements, which present ongoing compliance and conduct risks. For example, in 2022 these included increased regulatory focus on customer protection via the FCA's Consumer Duty policy statement and final rules and guidance. NatWest Group implements new regulatory requirements, where applicable, and incorporates the implications of related changes in its strategic and financial plans. NatWest Group expects government and regulatory focus on the financial services industry to remain high for the foreseeable future.	↔

The factors discussed in this section and elsewhere in this document should not be regarded as a complete and comprehensive statement of all risks and uncertainties facing NatWest Group. Refer to the Risk Factors on pages127 to 148 of the Annual Report on Form 20-F for further details.

66 **NatWest Group** | 2022 Annual Report on Form 20-F

	Internally-focused top and emerging threats		Trend
	Change risk	The implementation of NatWest Group's purpose-led strategy, including the refocusing of NatWest Markets and creation of the Commercial & Institutional segment, carry significant execution and operational risks. NatWest Group continues to manage and implement change in line with its strategic plans, while assessing execution risks and taking appropriate mitigating action. In addition, NatWest Group continues to monitor and strengthen its control environment via robust governance and controls frameworks.	↔
	Financial crime	Financial crime continues to evolve, whether through fraud, scams, or other criminal activity. NatWest Group has made and continues to make significant, multi-year investments to strengthen and improve its overall financial crime control framework with prevention systems and capabilities. As part of its ongoing programme of investment, there is current and future investment planned to further strengthen financial crime controls, including investment in new technologies and capabilities to further enhance customer due diligence, transaction monitoring, sanctions and anti-bribery and corruption systems. NatWest Group continues to work with law enforcement agencies, industry bodies and regulators to develop intelligence and collaborative solutions to prevent financial crime.	↓
	People risk	NatWest Group's success depends on its ability to attract, retain and develop highly-skilled, qualified and diverse personnel, including for technology and data-focused roles, in a highly competitive market and under internal cost reduction pressures. A combination of developing a strong people proposition, close monitoring of attrition levels and colleague wellbeing including versus industry benchmarks are key mitigants.	↔
	Third-party suppliers	Operational risks arise from NatWest Group's reliance on third-party suppliers and outsourcing of certain activities across a broad range of activity including the provision of IT services and the adoption of new technology. While the ineffective management of risks related to third-party suppliers could adversely affect NatWest Group, significant resources and planning have been devoted to mitigate the risks. These include robust due diligence, identification of strategic suppliers, appropriate oversight, and monitoring and building close working relationships with the third parties on which NatWest Group relies.	↑
	Data management	NatWest Group relies on the effective use of accurate data to support, monitor, evaluate, manage and enhance its operations and deliver its strategy. The availability of current, complete, detailed and accurate data, together with appropriate governance and accountability for data, is fast becoming a critical strategic asset, which is subject to increased regulatory focus. Failure to have that data or the ineffective use or governance of that data could result in a failure to manage and report important risks and opportunities or satisfy customers' expectations including the inability to deliver innovative products and services. NatWest Group continues to be focused on delivering a long-term data strategy alongside enhancing control and policy frameworks governing data usage.	↔

Arrows indicate risk profile trend in 2022 versus 2021

↑ **increased risk**

↓ **decreased risk**

↔ **stable risk**

NatWest Group | 2022 Annual Report on Form 20-F **67**

Non-financial information statement Non-financial information statement This non-financial information statement provides an overview of topics and related reporting references in our external reporting as required by sections 414CA and 414CB of the Companies Act 2006. We integrate non-financial and Environmental, Social and Governance (ESG) information across the Strategic report and wider reporting suite, thereby promoting cohesive reporting of non-financial and ESG matters. ESG reporting frameworks and guidance We are actively monitoring developments including in relation to metrics. In 2022, our focus included the Sustainability Accounting Standards Board (SASB) standards, the Global Reporting Initiative (GRI) standards, the Task Force on Climate-related Financial Disclosures (TCFD) and the World Economic Forum (WEF) International Business Council (IBC) metrics. As signatories of the UN Principles for Responsible Banking, our ambition is to further align our strategy with the 2015 Paris Agreement and the UN Sustainable Development Goals (SDGs). Further information on non-financial and ESG matters can be found within our reporting suite. 68 NatWest Group | 2022 Annual Report on Form 20-F • Climate-related Disclosures Report • ESG Disclosures Report • ESG Frameworks Appendix

Reporting requirement		Page references in this report (2)	Relevant policy or document available at natwest.com (1)
Business model	• Investment case • Our purpose framework • Our business model • Our strategy • Our purpose-led areas of focus • Business performance • Climate-related disclosures	• 10 • 12 to 13 • 18 to 21 • 22 to 23 • 26 to 28 • 29 to 35 • 53 to 63	2022 Climate-related Disclosures Report
Our stakeholders	• Our stakeholders • Section 172(1) statement • Stakeholder focus areas	• 36 to 39 • 40 to 41 • 42 to 52	
Environment	• Market environment • Climate-related disclosures • Risk management • Risk factors	• 16 to 17 • 53 to 63 • 64 to 67 • 127 to 148	Environmental, social and ethical policies
Our colleagues	• Colleagues • Diversity and Inclusion	• 46 to 47 • 48 to 49	Our code of conduct
Governance	• Governance at a glance • Section 172(1) statement • Boardroom Inclusion Policy • Corporate governance • Directors' remuneration report • Report of the directors	• 78 to 79 • 40 to 41 • 80 • 70 to 153 • 124 to 137 • 157 to 160	Boardroom Inclusion Policy
Social matters	• Market environment • Our strategy • Stakeholder focus areas • Our business model	• 16 to 17 • 22 to 23 • 42 to 52 • 18 to 21	Supplier Charter
Respect for human rights	• Respecting human rights	• 52	Human Rights Position Statement
Anti-bribery and corruption (ABC)	• Risk management • Risk and capital management • Training	• 64 to 67 • 162 to 269 • 64, 164	Statement on Anti-Bribery and Corruption
Risk management	• Risk management • Risk and capital management • Risk factors	• 64 to 67 • 162 to 269 • 127 to 148	Environmental, social and ethical policies

(1) Any information contained on websites linked or reports referenced in this section is for information only and will not be deemed to be incorporated by reference herein.

(2) Page numbers refer to sections within Exhibit 15.2, with the exception of page references to risk factors which refer to the Annual Report on Form 20-F.

NatWest Group | 2022 Annual Report on Form 20-F 69

Governance In this section 70 NatWest Group | 2022 Annual Report on Form 20-F 72 Our Board 76 Chairman’s introduction 78 Governance at a glance 92 Report of the Group Nominations and Governance Committee 94 Report of the Group Audit Committee 103 Report of the Group Board Risk Committee 114 Report of the Group Sustainable Banking Committee 120 Report of the Technology and Innovation Committee 124 Directors’ remuneration report 138 Annual remuneration report 154 Compliance report 157 Report of the directors 162 Statement of directors’ responsibilities

NatWest Group | 2022 Annual Report on Form 20-F 71

Howard Davies Chairman Alison Rose DBE Group Chief Executive Officer Katie Murray Group Chief Financial Officer Date of appointment: 14 July 2015 (Board), 1 September 2015 (Chairman) Committee memberships N Contribution to the Board: Howard brings substantial financial services knowledge and experience to the Board, together with a deep understanding of global economic, environmental and social issues. With extensive board level experience, Howard draws on his prior regulatory and supervisory expertise to contribute both strategic and practical insights to Board discussions and debate. Howard is also a highly adept Chairman with valuable leadership and stakeholder management skills. Relevant experience: Howard has held several regulatory roles during his career including Chairman of the UK Financial Services Authority and Deputy Governor of the Bank of England. Howard was Director of the London School of Economics and Political Science and is also Professor of Practice at the Paris Institute of Political Studies (Sciences Po). Howard has also previously served as a non-executive director of Morgan Stanley and Prudential plc, as Chairman of Phoenix plc and as Chair of the UK Airports Commission. Current external appointments: • Chairman of Inigo Limited • Member of the Regulatory and Compliance Advisory Board of Millennium Management LLC • Chair of the International Advisory Council of the China Securities Regulatory Commission • Member of the International Advisory Council of the China Banking and Insurance Regulatory Commission • Member of the UK Advisory Council of PrimaryBid Limited Date of appointment: 1 November 2019 Committee memberships N/A Contribution to the Board: Alison has been instrumental in leading NatWest Group’s progress and performance as a purpose-led organisation, since NatWest Group’s purpose was announced in February 2020. Having gained a wealth of frontline banking experience during her 30-year career with NatWest, Alison brings a strong customer focus to Board discussions alongside an essential stakeholder lens. Alison is a passionate supporter of diversity and is executive sponsor for NatWest Group’s employee-led networks. Relevant experience: Having joined as a graduate in 1992, Alison’s diverse career at NatWest Group has included a number of senior leadership roles, including Deputy CEO of NatWest Holdings; Chief Executive of Commercial & Private Banking; Head of Europe, Middle East and Africa, Markets & International Banking; and Global Head of International Banking Capital and Balance Sheet. In 2019, Alison was commissioned by the UK Government to report on the barriers to women starting businesses. She now co-leads the Rose Review Board and is responsible for driving forward its recommendations. Current external appointments: • Board member of the Institute of International Finance • Member of the International Business Council for the World Economic Forum • Vice-Chair of Business in the Community • Non-executive director of Great Portland Estates plc • Director of the Coutts Charitable Foundation • Member of the UK Government’s Help to Grow Advisory Council • Co-Lead of the UK Government’s Rose Review Board Date of appointment: 1 January 2019 Committee memberships N/A Contribution to the Board: Katie is a Chartered Accountant with nearly 30 years’ experience in finance and accounting gained through several roles across the financial services industry. Katie’s deep knowledge and experience in specialist areas including capital management, investor relations and financial planning mean she is well placed to provide valuable input and expertise during Board discussions. Relevant experience: Katie joined NatWest Group as Director of Finance in 2015 and was appointed as Deputy Chief Financial Officer in March 2017. She was appointed as Chief Financial Officer in January 2019. Katie was previously the Group Finance Director for Old Mutual Emerging Markets, based in Johannesburg (2011-2015), having held various roles across Old Mutual from 2002. Prior to this Katie worked at KPMG for 13 years. She is a member of the Institute of Chartered Accountants in Scotland. Current external appointments: • Non-executive director of Phoenix Group Holdings plc Board Committees Group Nominations & Governance Committee S Group Sustainable Banking Committee A Group Audit Committee T Technology & Innovation Committee Ri Group Board Risk Committee Re Group Performance & Remuneration Committee Underline denotes Committee Chair N Corporate governance Our Board 72 NatWest Group | 2022 Annual Report on Form 20-F

Mark Seligman Senior Independent Director Frank Dangeard Independent non-executive director Roisin Donnelly Independent non-executive director Date of appointment: 1 April 2017 (Board), 1 January 2018 (Senior Independent Director) Committee memberships A N Re Contribution to the Board: Mark, a former senior investment banker, brings comprehensive financial services knowledge and substantial FTSE 100 board experience to the Board. A former boardroom adviser, Mark contributes significant banking and corporate transformation expertise in particular, alongside a range of customer and wider stakeholder engagement skills. Relevant experience: Mark has held various senior roles at Credit Suisse/BZW during his executive career, including Deputy Chairman, CSFB Europe and Chairman, UK Investment Banking, CSFB. Mark has served as a non-executive director on company boards across a range of industry sectors, including BG Group plc, as Senior Independent Director of Kingfisher plc, and as Deputy Chairman of G4S plc. He has significant experience of chairing committees and as a Senior Independent Director. Current external appointments: • Non-executive director of Smiths Group plc • Non-executive director and trustee of The Brooklands Museum Date of appointment: 16 May 2016 Committee memberships Re T Contribution to the Board: Frank is a former investment banker and technology company CEO with substantial global board expertise. This broad background enables Frank to make a valuable contribution to Board discussions, particularly in relation to technology, digital and innovation matters. Frank’s experience also encompasses key areas including customer experience, stakeholder engagement, ESG and risk. In April 2018, Frank assumed the role of Chairman of NatWest Markets Plc, which enables him to bring a unique perspective to Board debate. Relevant experience: During his executive career, Frank held various roles at Thomson S.A., including Chairman and Chief Executive Officer, and was Deputy Chief Executive Officer of France Telecom. Prior to that he was Chairman of SG Warburg France and Managing Director of SG Warburg. Frank has also held a number of non-executive roles at Crédit Agricole CIB, EDF, Home Credit, Orange, Sonaecom SGPS and Arqiva Group Limited. He was also Deputy Chairman and acting Chairman of Telenor ASA, an international media communications group. Current external appointments: • Chairman of Gen Digital Inc. • Non-executive director of IHS Holding Limited • Non-executive director of SPEAR Investments I B.V. • Chairman of the Advisory Board of STJ Advisors Date of appointment: 1 October 2022 Committee memberships N/A Contribution to the Board: Roisin brings extensive customer, marketing and branding experience to the Board, gained during her long executive career at Procter & Gamble. She has a strong background in digital transformation and data and significant knowledge and experience of developing ESG strategies at board level. Roisin also brings practical board and committee experience to the role, having served on a number of listed company boards. Relevant experience: Roisin spent over 30 years leading marketing and brand building at Procter & Gamble in different UK and international roles. Most recently Roisin served as Chief Marketing Officer for Procter & Gamble Northern Europe (2014-2016) and prior to that served as Chief Marketing Officer for Procter & Gamble UK and Ireland (2002-2014). Roisin’s previous non-executive directorships include HomeServe plc, Just Eat plc, Holland and Barrett Limited and Bourne Leisure Limited. Roisin is an Honorary Fellow of the Marketing Society. Current external appointments: • Non-executive director of Premier Foods plc • Non-executive director of The Sage Group plc • Member of the Digital Advisory Board, Coca Cola Europacific Partners plc • Non-executive Advisor, Internet Advertising Bureau NatWest Group | 2022 Annual Report on Form 20-F 73

Morten Friis Independent non-executive director Yasmin Jetha Independent non-executive director Date of appointment: 10 April 2014 Committee memberships A N Ri Contribution to the Board: Morten is a former frontline banker, who subsequently became a Chief Risk Officer in a universal bank. He has in-depth knowledge and expertise in risk management within the financial services industry, which enables him to make a substantial contribution to Board discussions and debate on risk matters. Morten is also knowledgeable in regulatory matters, capital markets, transformation management and corporate resolution. Relevant experience: Morten’s extensive executive career included various roles at Royal Bank of Canada and its subsidiaries, such as Senior Vice President, Group Risk Management, Chief Credit Officer and then Chief Risk Officer. Previously he was also a Director of RBC Bank (USA); Westbury Life Insurance Company; RBC Life Insurance Company; and RBC Dexia Investor Services Trust Company. Morten also served as a non-executive director of Jackson National Life Insurance Company for five years, and was chair of its board risk committee and a member of its audit committee. Current external appointments: • Member of the board of directors of the Harvard Business School Club of Toronto Date of appointment: 1 April 2020 Committee memberships S T Contribution to the Board: Yasmin brings a wealth of retail banking and customer experience to the Board, as well as valuable technology and innovation insights, and a strong background in general management. Yasmin adds strength and depth to the Board in these important areas, supporting challenge and debate and effective decision-making. On 1 April 2020 Yasmin re-joined the Board of NatWest Group plc, having first been appointed in June 2017. Yasmin stepped down in April 2018 in order to serve solely as a director of our key ring-fenced entities, and, like the majority of our directors, she continues to serve on these boards in addition to the Board of NatWest Group plc. Relevant experience: During her executive career, Yasmin held Chief Information Officer roles at Bupa and the Financial Times, where she later became the Chief Operating Officer. Prior to that Yasmin held a number of senior roles at Abbey National PLC, in a career spanning nearly 20 years, where latterly she served as an executive director on the board. Yasmin has also held a number of non-commercial roles including Vice Chair of the Board of Governors at the University of Bedfordshire (2008 to 2011) and Vice Chair of the National Committee of the Aga Khan Foundation (UK) Ltd, a non-denominational charity that works with communities in Africa, Asia and the Middle East. Current external appointments: • Non-executive director of Guardian Media Group plc • Non-executive director of Nation Media Group Limited Corporate governance continued Patrick Flynn Independent non-executive director Date of appointment: 1 June 2018 Committee memberships A N Ri T Contribution to the Board: Patrick contributes significant retail and commercial banking experience to the Board, together with a background in complex organisational restructuring and technology transformation. This experience enables Patrick to provide insightful contributions to Board discussions on complex matters, alongside his significant financial knowledge and expertise. Relevant experience: Patrick was the Chief Financial Officer and a member of the Executive Board of ING Group for over eight years to May 2017. Prior to that, he worked for HSBC for 20 years. Patrick is a Fellow of Chartered Accountants Ireland. Current external appointments: • Non-executive director and Senior Independent Director of Aviva plc 74 NatWest Group | 2022 Annual Report on Form 20-F

Lena Wilson Independent non-executive director Jan Cargill Chief Governance Officer and Company Secretary Mike Rogers Independent non-executive director Date of appointment: 1 January 2018 Committee memberships N Re Ri S Contribution to the Board: Lena contributes significant knowledge and experience to the Board drawn from a broad executive and non-executive career. She has extensive transformation and development skills, with experience in enterprise, internationalisation, stakeholder management, ESG and general management. As former Chair of the NatWest Group Colleague Advisory Panel, Lena provides valuable insights on customer, people and enterprise issues in particular. Relevant experience: Lena has a portfolio of Chair roles in the listed, private equity and professional services sectors. She has been a FTSE 100 non-executive director for over 10 years and previously served on the boards of Scottish Power Renewables Limited and Intertek Group plc. Lena was Chief Executive of Scottish Enterprise (2009- 2017) and prior to that was Senior Investment Advisor to The World Bank in Washington DC. Lena was a member of Scotland’s Financial Services Advisory Board and Chair of Scotland’s Energy Jobs Taskforce. In June 2015 she received a CBE for services to economic development in Scotland. Current external appointments: • Chair of Picton Property Income Limited • Chair of AGS Airports Limited (until 31 May 2023) • Senior Independent Director of Argentex Group plc (until 28 February 2023) • Chair of Chiene + Tait LLP • Visiting Professor, University of Strathclyde Business School • Member of the European Advisory Board of Workday Inc. Date of appointment: 5 August 2019 Contribution to the Board: Jan works closely with the Chairman to ensure effective and efficient functioning of the Board and appropriate alignment and information flows between the Board and its Committees. She is responsible for advising the Board and individual directors on all governance matters, and also facilitates Board induction and directors’ professional development. Relevant experience: Jan is a chartered company secretary with over 20 years’ corporate governance experience. She was appointed Chief Governance Officer and Company Secretary in 2019, and prior to that held various roles in the legal and secretariat functions, including Head of Board and Shareholder Services. Jan has a law degree and is a Fellow of the Chartered Banker Institute. She is also an Associate of The Chartered Governance Institute and has an INSEAD Certificate in Corporate Governance. Date of appointment: 26 January 2016 Committee memberships Re S Contribution to the Board: Mike is an extremely experienced retail and commercial banker, with extensive boardroom experience. As a former Chief Executive, Mike brings a broad-based skill set and perspective to the Board, particularly in relation to customer experience, general management and stakeholder engagement. Relevant experience: During his executive career Mike was Chief Executive of Liverpool Victoria Group and he held a variety of roles, both in the UK and overseas, at Barclays Bank. This included roles in business banking, wealth management and retail banking where Mike was Managing Director of Small Business, Premier Banking and UK Retail Banking. Current external appointments: • Chairman of Experian plc • Chairman of Aegon UK plc Former directors Robert Gillespie stood down from the Board as an independent non-executive director on 15 December 2022. NatWest Group | 2022 Annual Report on Form 20-F 75

Corporate governance *continued*

Chairman's introduction



Letter from Howard Davies,

Chairman of the Board

Dear Shareholder,

I am pleased to present the Corporate governance report for 2022.

My Board colleagues and I welcomed the return of in-person meetings during the year. We also resumed regional stakeholder visits, with a trip to Bristol to meet customers, colleagues, community organisations and suppliers. We heard stakeholders' perspectives first hand and discussed how we can best support them in these challenging times.

During a period of significant change in the external environment, the Board was kept regularly informed by management on the impacts of geopolitical and economic developments on the bank and its customers. Reports from our Group CEO and business CEOs included spotlights on the cost-of-living crisis and the continuing situation in Ukraine, and we discussed the actions the bank was taking in response.

Strategy and climate were also high on the Board's agenda. Directors were closely involved in our plans to amplify our purpose-led strategy as described more fully in the Strategic report on pages 40 to 41 of this document. Following strong shareholder support for our 'Say on Climate' AGM resolution, the Board continued its close oversight of progress towards our climate ambitions ahead of publication of the initial iteration of our Climate transition plan.

On the governance front we conducted an internal Board and Committee evaluation, and further information on the actions we agreed can be found on pages 90 to 91 of this document.

The following pages describe additional 2022 governance highlights, including details of Board and Committee membership changes. Details of the Board's operation and principal areas of focus during 2022 are set out on pages 91 and 94 respectively of this document..

I would like to thank my fellow Board members for their contribution, commitment and dedication throughout the year.

Howard Davies
Chairman of the Board
16 February 2023

UK Corporate Governance Code

All directors are committed to observing high standards of corporate governance, integrity and professionalism. Throughout 2022, NatWest Group plc applied the Principles and complied with all of the Provisions of the 2018 UK Corporate Governance Code (the Code) with the following exceptions:

Provision 17 – that the Group Nominations and Governance Committee should ensure plans are in place for orderly succession to both the board and senior management positions, and oversee the development of a diverse pipeline for succession; and

Provision 33 – that the Group Performance and Remuneration Committee should have delegated responsibility for setting remuneration for the Chairman and executive directors.

The Board considers these are matters that should be reserved for the Board.

Information on how the company has applied the Principles and complied with the Provisions of the Code can be found in this report under the Code's five main section headings:

1 Board leadership and company purpose (page 82)

2 Division of responsibilities (page 86)

3 Composition, succession and evaluation (page 88)

4 Audit, risk and internal control (page 91)

5 Remuneration (page 91)

Our full 2018 UK Corporate Governance Code compliance statement is available on page 154 of this document.

76 NatWest Group | 2022 Annual Report on Form 20-F

Board and Committee meetings

There were eight scheduled Board meetings during 2022.

As well as scheduled meetings, additional ad hoc meetings of the Board and some of its Committees were held throughout the year to receive updates and deal with time-critical matters. There were three additional Board meetings held in 2022 compared to eight additional meetings held in 2021.

When directors are unable to attend meetings convened at short notice, they receive the papers and have the opportunity to provide their feedback in advance.

There were also three strategy sessions with executive management in 2022.

In accordance with the Code, the Chairman and the non-executive directors met at least once without executive directors present.

Board and Committee membership and meeting attendance in 2022

	Board		Group Audit Committee (GAC)		Group Board Risk Committee (BRC)		Group Nominations and Governance Committee (N&G)		Group Performance and Remuneration Committee (RemCo)		Group Sustainable Banking Committee (SBC)		Technology and Innovation Committee (TIC)	
Director	Scheduled	Ad hoc	Scheduled	Ad hoc	Scheduled	Ad hoc	Scheduled	Ad hoc	Scheduled	Ad hoc	Scheduled	Ad hoc	Scheduled	Ad hoc
Howard Davies	8/8	3/3	–	–	–	–	4/4	–	–	–	–	–	–	–
Alison Rose(1)	8/8	2/2	–	–	–	–	–	–	–	–	–	–	–	–
Katie Murray(1)	8/8	–	–	–	–	–	–	–	–	–	–	–	–	–
Frank Dangeard	8/8	3/3	–	–	–	–	–	–	6/6	3/3	–	–	4/4	–
Roisin Donnelly(2)	2/2	–	–	–	–	–	–	–	–	–	–	–	–	–
Patrick Flynn	8/8	3/3	5/5	1/1	8/8	–	4/4	–	–	–	–	–	4/4	–
Morten Friis	8/8	3/3	5/5	1/1	8/8	–	4/4	–	–	–	–	–	–	–
Robert Gillespie(3)	8/8	3/3	5/5	1/1	8/8	–	4/4	–	4/4	3/3	–	–	–	–
Yasmin Jetha	8/8	3/3	–	–	–	–	–	–	–	–	5/5	1/1	4/4	–
Mike Rogers	8/8	3/3	–	–	–	–	–	–	6/6	3/3	5/5	1/1	–	–
Mark Seligman(4)	8/8	3/3	5/5	1/1	–	–	4/4	–	6/6	2/3	–	–	–	–
Lena Wilson(5)	8/8	2/3	–	–	8/8	–	2/2	–	6/6	3/3	5/5	1/1	–	–

(1) Executive directors are not eligible to attend meetings to discuss their own remuneration.
(2) Ms Donnelly joined the Board on 1 October 2022.
(3) Mr Gillespie stood down as Chair and as a member of RemCo with effect from 24 September 2022. Mr Gillespie stood down as a director on 15 December 2022.
(4) Mr Seligman was unable to attend one ad hoc RemCo meeting due to prior commitments.
(5) Ms Wilson assumed the Chair of RemCo and became a member of N&G with effect from 24 September 2022. Ms Wilson was unable to attend one ad hoc Board meeting due to prior commitments.

How the Board operated in 2022

At each scheduled Board meeting the directors received reports from the Chairman, Board Committee Chairs, Group CEO, Group CFO, Group Chief Risk Officer (Group CRO) and other members of the executive management team, as appropriate. Business reviews from the CEOs of our Retail Banking, Private Banking and Commercial & Institutional businesses included updates on progress against strategy and spotlights on current topics including the cost of living, Ukraine, climate, unsecured lending growth in retail, and mortgages.

In addition to our business CEOs, a number of other senior executives attended Board meetings throughout the year to present reports to the Board. This provided the Board with an opportunity to engage directly with management on key issues and supported succession planning. The Board also welcomed external presenters and advisers to Board meetings, who provided useful insights and perspectives.

The Board and Group Executive Committee (ExCo) operating rhythm continues to support a proactive and transparent agenda planning and paper preparation process. This process includes the following elements:

- A pre-Board meeting with the Chairman, Group CEO, Group CFO and Chief Governance Officer and Company Secretary to ensure the Board and executive management are aligned on Board agendas.
- A post-Board meeting with the Chairman, Group CEO and Chief Governance Officer and Company Secretary to discuss what went well or could be improved after each meeting.
- A look ahead paper at each ExCo and Board meeting setting out key items that will be discussed at the next meeting.

An overview of the Board's principal areas of focus during 2022, is set out on page 80.

NatWest Group | 2022 Annual Report on Form 20-F 77

Corporate governance *continued*

Governance at a glance

The Board is collectively responsible for promoting the long-term success of NatWest Group plc, driving both shareholder value and contribution to society. To assist in providing effective oversight and leadership, the Board has established the following committees:

NatWest Group plc Board					
Group Audit Committee (GAC) see page 94 of this document	Group Board Risk Committee (BRC) see page 103 of this document	Group Nominations and Governance Committee (N&G) see page 92 of this document	Group Performance and Remuneration Committee (RemCo) see page 124 of this document	Group Sustainable Banking Committee (SBC) see page 114 of this document	Technology and Innovation Committee (TIC) see page 120 of this document

The Group CEO has established the Group Executive Committee (ExCo) to support her in discharging her responsibilities in managing NatWest Group's business day to day. Further information on our governance structure is available throughout this Corporate governance report.

Board changes during 2022

24 September

Robert Gillespie confirmed his intention to step down as a non-executive director on 15 December 2022.

Lena Wilson succeeded Robert Gillespie as RemCo Chair and joined N&G.

1 October

Roisin Donnelly joined the Board as an independent non-executive director.

15 December

Robert Gillespie stepped down as a non-executive director.

Board changes during 2023

1 April

Stuart Lewis will be appointed as an independent non-executive director.

25 April

Mike Rogers will step down as a non-executive director.

31 July

Morten Friis will step down as a non-executive director.

Governance highlights

During 2022 our governance framework supported our strategic delivery in a number of ways, including

Implementing a **revised strategy cycle and operating rhythm** at Board and ExCo level.

Implementing a **remuneration policy for executive directors** that provides a more direct link between pay and the delivery of our purpose-led strategy

Reviewing the Board's approach to **colleague engagement**

Creating **more opportunities** for Board stakeholder engagement

Conducting an internal **Board and Committee evaluation**

Completing a successful **external audit tender** process

Board oversight of our **progress and performance as a purpose-led organisation**

Supporting directors' professional development through regular training sessions

78 NatWest Group | 2022 Annual Report on Form 20-F

Board composition as at 31 December 2022

Gender

%


2022
45%
55%
Female
Male

There are 11 directors on the Board, five female and six male. At the end of 2022, 45% of the Board were female, which exceeded the FTSE Women Leaders Review target of 40% female Board representation by the end of 2025.

Ethnicity

No. of directors


2022
1
10
Ethnic minority
White

Throughout 2022 the Board met the Parker Review's recommendation with at least one director from an ethnic minority background.

Age range

No. of directors


2022
2
5
4
45-55
56-65
66-75

Length of tenure

Chairman and non-executive directors


2022
1
4
4
0-3 years
3-6 years
6-9 years

Executive vs non-executive directors and independence

No. of directors


2022
1
2
8
Chairman
Executive directors
Independent non-executive directors

The Board considers all eight non-executive directors to be independent and the Chairman was considered to be independent on appointment.

Skills and experience


Broad Financial Services
Risk Management
Transformation
Customer Experience
Environmental, Social and Governance (incl climate)
Government / Regulatory / Public Sector
CEO / Senior Executive Management
Financial Markets / Investment Banking
Digital and Innovation
Retail / Commercial / Private Banking
Technology (infrastructure, cyber)
CFO / Accountant
Skills and experience
0
1
2
3
4
5
6
7
8
9
10
11
Number of directors

The Board is structured to ensure that the directors provide an appropriate combination of skills, experience and knowledge as well as independence.

The bar chart above is an extract from our Board skills matrix, which is reviewed by the Group Nominations and Governance Committee and approved by the Board annually.

The matrix reflects directors' self-assessment of the skills and experience they bring to Board discussions, in line with pre-determined criteria aligned to current and future strategic priorities.

Boardroom inclusion policy

Our boardroom inclusion policy aims to promote diversity and inclusion in our Board and Board Committee composition, and in the nominations and appointments process.

Further information can be found on page 93, and a copy of the policy is available at natwestgroup.com.

NatWest Group | 2022 Annual Report on Form 20-F 79

Principal areas of Board focus Purpose and strategy (including climate) • Strategy sessions with executive management • Board business insights pack • Brand portfolio update • The initial iteration of our Climate transition plan • Progress against purpose • One Bank Transformation spotlights (digitisation and distribution; technology and data; innovation, partnerships and ventures; portfolio discipline) • ‘Say on Climate’ AGM resolution Customers • Business reviews • Complaints • Consumer Duty implementation plans • Group CEO reports • One Bank Transformation spotlights (customer lifecycle; customer journeys) • Retail unsecured growth and strategy update1 • Mortgages update1 Colleagues2 • Colleague Advisory Panel reports • Colleague survey results • Executive director remuneration policy • Executive talent and succession plans Culture • 2021 Modern Slavery and Human Trafficking Statement • Board business insights pack • Colleague Advisory Panel reports • Colleague survey results • Culture measurement reports • One Bank Transformation spotlights (organisation, skills and culture) (1) These updates were provided at meetings of the NWH Sub Group Boards where the directors of NatWest Group plc were also in attendance as NWH Sub Group directors or observers. In this report, NWH Sub Group means NatWest Holdings Limited, National Westminster Bank Plc and The Royal Bank of Scotland plc. (2) References to ‘colleagues’ in this report mean all members of our workforce (which includes contractors and agency workers). Financial • 2021 Annual Results • Q1, H1 and Q3 2022 Results • 2021 Climate-related Disclosures Report • 2021 ESG Supplement • Budget • Capital distributions • External audit tender • Group CFO reports • Internal Capital Adequacy Assessment Process results • Internal Liquidity Adequacy Assessment Process results • Off Market Directed Buyback • One Bank Transformation spotlights • Recovery plans • Resolvability self-assessment Risk and conduct • 2022 cyber stress test results • Climate Biennial Exploratory Scenario Round 2 submission • Cyber risk ‘war game’ • Enterprise-wide risk management framework • Financial crime updates • Operational resilience self-assessment • Risk appetite • Risk management reports Legal, governance and regulatory • Annual Cyclical Scenario stress test results • Annual General Meeting arrangements • Board and Committee appointments • Board evaluation actions • Board succession plans • Boardroom inclusion policy • Directors’ external appointments • Governance framework updates • Group CRO appointment • Health and safety annual review • Legal and regulatory reports • Outsourcing arrangements and third party risk management • Regulatory correspondence • Shareholding policy – Chairman and non-executive directors Corporate governance continued 80 NatWest Group | 2022 Annual Report on Form 20-F

Subsidiary governance and ring-fencing NatWest Group plc is a listed company with equity listed on the London and New York stock exchanges. NatWest Holdings Limited (NWH Ltd) is the holding company for our ring-fenced operations, which include our Retail and Private Banking businesses and certain aspects of our Commercial & Institutional business. A common board structure is operated such that the directors of NWH Ltd are also directors of The Royal Bank of Scotland plc (RBS plc) and National Westminster Bank Plc (NWB Plc). Known collectively as the NWH Sub Group, the boards of these three entities meet concurrently. An integral part of NatWest Group’s governance arrangements is the appointment of three double independent non-executive directors (DINEDs) to the Boards, and Board Committees, of the NWH Sub Group. They are Francesca Barnes, Graham Beale, and Ian Cormack. Abridged biographies for the DINEDs are presented below with more detailed biographies available at natwestgroup.com (NatWest Holdings Limited section). The DINEDs are independent in two respects: (i) independent of management as non-executives; and (ii) independent of the rest of NatWest Group by virtue of their NWH Sub Group-only directorships. They attend NatWest Group plc Board and relevant Board Committee meetings as observers. Our DINEDs play a critical role in NatWest Group’s ring-fencing governance structure, and are responsible for exercising appropriate oversight of the independence and effectiveness of the NWH Sub Group’s governance arrangements, including the ability of each Board to take decisions independently. When our Commercial & Institutional business was stood up during 2022, the DINEDs considered and provided input on the changes proposed specifically from a ring-fenced bank perspective, ahead of NatWest Group plc and NWH Ltd Board discussions. The governance arrangements for the Boards and Board Committees of NatWest Group plc and the NWH Sub Group have been designed to enable NatWest Group plc to exercise appropriate oversight and to ensure that, as far as is reasonably practicable, the NWH Sub Group is able to take decisions independently of the wider Group. Graham Beale NWH Sub Group – Senior Independent Director and double independent non-executive director Ian Cormack NWH Sub Group – Double independent non-executive director Date of appointment: 1 May 2018 As a chartered accountant, Graham brings extensive financial knowledge to the Board alongside his executive management experience, predominantly in retail banking. This enables Graham to provide comprehensive input to Board discussions. Graham served as Chief Executive Officer of Nationwide Building Society, the UK’s largest mutual institution and the world’s largest building society from 2007 to 2016. In a non-executive capacity, Graham has been a member of the boards of VISA Europe Limited and the British Bankers’ Association. He was also Chair and member of the Financial Conduct Authority Practitioners Panel and Chair and a member of the board of the Building Societies Association. Date of appointment: 1 May 2018 Ian’s extensive financial services career provides him with significant experience in commercial and investment banking, with particular focus on customer and risk management. This knowledge combined with Ian’s understanding of financial infrastructures, strategy and transformation provides invaluable input into Board discussions. Ian spent 30 years with Citibank/Citigroup where he held a number of senior positions, including UK Country Head (CCO), Head of European Training and Co-Head of the Global Financial Institutions Business. Ian is the Senior Independent Director of Just Group plc and has previously held non-executive positions with Phoenix Group Holdings plc, Hastings Group Holdings plc, Bloomsbury Publishing plc and Broadstone Acquisition Corporation Inc. Francesca Barnes NWH Sub Group – Double independent non-executive director Date of appointment: 1 May 2018 Francesca brings a wealth of banking and private equity experience to the Board gained through an extensive executive career. Francesca’s experience provides considerable knowledge in important areas such as customer experience, risk and stakeholder management. Francesca started at Chase Manhattan Bank and went on to hold a number of senior roles within UBS Investment Bank including Global Head of Private Equity; Head of Strategy and Development; Global Loan Portfolio Manager and Chair of the UBSIB Development Board. Francesca is currently the Senior Independent Director of HarbourVest Global Private Equity Limited and previously served on the Board of Coutts & Co (2012-2021), a Natwest Group subsidiary. NatWest Group | 2022 Annual Report on Form 20-F 81 The Group Nominations and Governance Committee monitors the governance arrangements of NatWest Group plc and its subsidiaries and approves appointments to the Boards of principal and material regulated subsidiaries, as described in the Group Nominations and Governance Committee report on page 92.

Corporate governance continued 2018 UK Corporate Governance Code In addition, the Board has delegated two particular aspects of the Code’s provisions to Board Committees, with regular updates provided to the Board as appropriate: • The Group Audit Committee has delegated responsibility for reviewing and monitoring NatWest Group’s whistleblowing process. • The Group Sustainable Banking Committee has delegated responsibility for reviewing key workforce policies and practices (not related to pay) to ensure they are consistent with NatWest Group’s values and support long-term sustainable success. For further information please refer to the remainder of this report and the relevant Board Committee reports on the following pages. Further information on how the company has applied the Principles and complied with the Provisions of the Code is set out here under the Code’s five main section headings. 1. Board leadership and company purpose Role of the Board The Board is collectively responsible for promoting the long-term sustainable success of the company, driving both shareholder value and contribution to wider society. The Board’s role is to provide leadership of the company within a framework of prudent and effective controls which enables risk to be assessed and managed. The Board establishes NatWest Group’s purpose, values and strategy and leads the development of NatWest Group’s culture. The Board sets the strategic aims of the company and its subsidiaries, ensures that the necessary resources are in place for NatWest Group to meet its objectives, is responsible for the raising and allocation of capital, and reviews business and financial performance. It ensures that the company’s obligations to its shareholders and other key stakeholders are understood and met. The Board terms of reference include a formal schedule of matters specifically reserved for the Board’s decision and are reviewed at least annually. They are available at natwestgroup. com. An internal review confirmed the Board had fulfilled its remit as set out in its terms of reference during 2022. Board Committees The Board has established a number of Board Committees with particular responsibilities. Further details on Board Committee activities during the year can be found in the Board Committee reports. Board Committee terms of reference are available at natwestgroup.com. Purpose In February 2020 following an extensive period of stakeholder engagement, the Board approved NatWest Group’s purpose. Our focus on purpose has strengthened the Board’s consideration of the interests of all of our stakeholders and papers presented to the Board set out how they support our purpose. Examples of how purpose has guided Board decisions and discussions can be found in our section 172 statement on pages 40 to 41. In April 2022 the Board received an assessment of progress on embedding purpose and updates on each of the focus areas of enterprise, climate and financial capability/learning. Directors considered the outputs of a colleague opinion survey which had demonstrated good progress on embedding our purpose and values. The Board received a further purpose update in December 2022. This included an overview of our evolution to becoming a purpose-led bank, an assessment of progress on embedding our purpose, achievements to date, external perceptions of our progress and future priorities. The directors received a further update on the three focus areas and considered a broader stakeholder overview aligned to the Blueprint for Better Business framework. Strategy In response to an action arising from the 2021 Board evaluation, a new operating rhythm was introduced for Board engagement and oversight of strategy during 2022. This included more frequent strategy sessions with executive management and interactive sessions informed by stakeholder views, as described below. Board oversight and engagement on strategy in 2022 March Listening and reflecting The Board considered insights into evolving customer needs and future trends from a comprehensive programme of stakeholder listening. Directors joined breakout groups to discuss key themes, collaborating with the executive management team and Junior Management Team members. June Strategic vision Building on the insights gained in March the Board agreed key areas of focus and a vision for our purpose-led strategy, including exploring the opportunities for sustainable growth. October A strategic plan The Board reviewed and confirmed its support for a strategic plan consistent with the ambition discussed in June, including the identification of three growth areas where we can amplify our strategy. Directors commented positively on the new operating rhythm during the 2022 Board evaluation. Throughout the process there was strong engagement and constructive debate amongst directors and management. Values In December 2021 the Board approved NatWest Group’s refreshed values (Inclusive, Curious, Robust, Sustainable and Ambitious), ahead of their launch in February 2022. The Board received regular updates on how our values are embedding within the organisation through One Bank Transformation spotlights, Our View colleague survey results and culture measurement reports. Further information on NatWest Group’s values can be found in the Strategic report on page 47. Further information on NatWest Group’s strategy can be found on pages 22 to 23 of the Strategic report. 82 NatWest Group | 2022 Annual Report on Form 20-F Throughout the year the company has applied the Principles and complied with the Provisions of the Code, except in relation to Provisions 17 and 33, as described on page 76 and explained more fully in our statement of compliance on page 154.

Culture The Board assesses and monitors NatWest Group’s culture in several ways, as described below. NatWest Group plc – Board responsibilities in relation to culture • Leads the development of NatWest Group’s culture, values and standards. • Assesses and monitors culture. • Reviews and approves NatWest Group’s values. Board reporting on culture What did the Board receive? Key areas of focus and outcomes Colleague Advisory Panel reports Feedback on discussions from Colleague Advisory Panel (CAP) meetings held in May and November. Topics included remuneration (executive pay and the wider workforce), our values, customers in vulnerable situations and future skills. One Bank Transformation spotlights on organisation, skills and culture Progress updates (in April and October) on the transition towards a simpler overall organisational design; creating and embedding a One Bank culture, values and people proposition; and strategic workforce planning. Our View colleague survey results Insights from the colleague opinion surveys conducted in April and September. Key measures included culture, purpose, building capability, inclusion, engagement and leadership. In July the Board received an update on actions agreed by ExCo following the April Our View survey around ways of working, senior female retention, verbatim comments analysis and NatWest Group’s wellbeing approach post COVID-19. Culture measurement reports The NatWest Group culture measurement framework enables the Board and senior leaders to assess the progress NatWest Group is making in reshaping its culture. It uses an integrated suite of qualitative, quantitative, internal and external data sources to support NatWest Group in assessing the effectiveness and impact of its culture journey (120 measures in total). These include customer insights and data (e.g. Net Promoter Scores (NPS) and Competition & Markets Authority (CMA) survey results), colleague engagement insights (e.g. CAP feedback), Our View colleague survey insights, risk culture data, audit and behavioural risk data, supplier and environmental measures, and a range of externally benchmarked ESG data. Board culture measurement reports were considered in July and December. These used the Blueprint for Better Business framework to report progress, highlighting both positive trends and areas for improvement. In July the Board discussed the report in detail with management and sought further information across several themes including colleague sentiment amid cost-of-living impacts and financial wellbeing. The December report noted that although there had been some downward pressure on a number of metrics since the July report – particularly colleague sentiment and customer measures where the cost-of-living crisis and general economic conditions were undoubtedly having an impact – the overall picture was relatively stable. Board business insights packs Metrics to demonstrate how NatWest Group is delivering for colleagues (including building capability, diversity and inclusion, and learning). The activities described above have supported the Board in meeting the Code requirement to satisfy itself that the company’s purpose, values, strategy and culture are aligned. NatWest Group | 2022 Annual Report on Form 20-F 83

Corporate governance continued Stakeholder engagement In February 2022, the Board approved its annual objectives and confirmed the Board’s key stakeholder groups – customers, investors, regulators, colleagues, communities and suppliers. The Board’s agenda and engagement plans were structured to enhance the Board’s understanding of stakeholders’ views and interests. This in turn has informed Board discussions and decision-making. The Chairman also provided regular updates to the Board on meetings with regulators, key stakeholders and other relevant bodies including clients, financial institutions, advisers, and government and media representatives. The stakeholder engagement section of the Strategic report on pages 36 to 39 includes some high level examples of how the Board engaged directly with stakeholders, and our section 172 statement on pages 40 to 41 describes how stakeholder interests have been considered in Board discussions and decision-making, including principal decisions. In addition to the examples highlighted in the Strategic report, the Board engaged with the views and interests of stakeholders in a variety of other ways: • Customers: the Group CEO and business CEOs regularly updated the Board on customer engagement activity and sentiment, including CMA and NPS results. An update on customer complaint volumes and key themes arising provided a useful indicator of external sentiment, highlighting key trends in customer complaints and areas of focus for improvement activity. • Investors: in addition to engaging directly with institutional • Regulators: in addition to having PRA and FCA representatives join Board meetings to present the findings of their Periodic Summary Meeting and Firm Evaluation Letter respectively, the Board also reviewed regulatory correspondence and proposed responses. This enabled directors to understand the key matters raised and how management were addressing them. Reports from the Group CEO, Group CFO and business CEOs kept the Board informed on key topics being discussed by management with regulators, enhancing the Board’s understanding of regulatory priorities. • Colleagues: the Board continued to engage with colleagues • Communities: During our regional Board visit to Bristol, the Board met with community groups involved with young people, climate change and supporting ethnic minority businesses, and gained useful insights into the bank’s work with those groups. Directors also continued to develop their climate knowledge and expertise, through our annual climate training session and detailed consideration of our Climate transition plan. • Suppliers: the Board received regular management updates on key supplier and partnership relationships and initiatives being undertaken with them. Directors also met with suppliers during their visit to Bristol and participated in a dedicated training session on how we are embedding diversity in our supply chain. 84 NatWest Group | 2022 Annual Report on Form 20-F through our multi-channel colleague listening approach, further details of which are set out on page 85 under ‘Workforce engagement’. investors through quarterly results presentations and 1:1 meetings, the Board also considered investor feedback reports and updates from the Group CFO on external market perspectives, including share price performance and trading activity, which allowed the Board to monitor investor activity. Directors engaged with private shareholders and responded to questions they raised through our virtual shareholder events and at our Annual General Meeting. The Board also held roundtable discussions with three institutional investors, enabling a valuable two-way dialogue on a range of topics including the investors’ views of NatWest Group and wider global and economic trends. The Chair of the Group Performance and Remuneration Committee met with institutional shareholders, UK Government Investments, proxy advisers and the UK regulators to discuss remuneration matters, including wider workforce pay proposals and executive directors’ remuneration policy and updated the Board on those discussions. Further details of remuneration engagement can be found in the Directors’ remuneration report on pages 124 to 153.

Our multi-channel colleague listening approach Colleague surveys and behavioural audits The Board and Group Sustainable Banking Committee receive the results of the Our View colleague surveys which provide insight at all levels and aspects of colleague experience. Another valuable Board-level source is Behavioural Audit reports from Internal Audit covering sub-culture findings. Colleague Advisory Panel Provides a means by which ‘colleague voice’ can be strengthened and promoted within the Boardroom. Board members engage directly with colleagues on strategic topics. A key outputs report supports discussion at the next scheduled Board meeting. Board and Committee paper templates Colleagues is one of a number of stakeholder groups included within our governance paper templates. Our reporting guidance encourages paper authors and sponsors to consider colleague views or impact when presenting reports to our Board and its Committees. Board talent sessions and other direct engagement Directors meet with potential executive-level successors and explore strategic issues with them. At ‘Meet the Board’ events colleagues meet the Chairman, Group CEO and non-executive directors to discuss topical issues. Other examples of direct engagement include Board Committee visits to Risk and Audit teams, the Chairman meeting with each new graduate intake and internal guest presenters at Board and Committee meetings. Management reporting and activities Board-level reporting from the Group CEO and the executive management team includes insights on colleague engagement, wellbeing and development. Board & Colleague Engagement activities A number of listening and reporting tools help in promoting colleague voice in the boardroom. This multi-channel approach aims to provide representation from across the bank and guards against the risks of relying on a single source to gather views. Workforce engagement During 2022, and in response to one of the actions arising from the 2021 Board evaluation exercise, we reviewed our colleague listening and talent engagement strategy at ExCo and Board levels, including the role of the Colleague Advisory Panel, to ensure it remained fit for purpose. The Board agreed to continue its multi-channel approach to colleague engagement at Board level, as described below: NatWest Group | 2022 Annual Report on Form 20-F 85

Corporate governance continued 2. Division of responsibilities The Board has 11 directors comprising the Chairman, two executive directors and eight independent non-executive directors, one of whom is the Senior Independent Director. Non-executive director independence The Board considers that the Chairman was independent on appointment and that all current non-executive directors are independent for the purposes of the Code. Robert Gillespie stepped down from the Board on 15 December 2022, having served a full term of nine years. In order that Robert’s resignation could coincide with the December Board meeting, he was on the Board for a total of nine years and 14 days. In that respect alone, Mr Gillespie did not meet the independence criteria set out in the Code. Notwithstanding Mr Gillespie’s length of service, the Board has determined that Mr Gillespie continued to be independent in character and judgement, offering a strong contribution to Board discussions and debate until he stepped down on 15 December 2022. On a similar basis, in February 2023, the Board confirmed that Morten Friis should continue to serve on the Board and be considered as an independent non-executive director until he steps down on 31 July 2023, notwithstanding that he will have served nine years and four months on the Board by that point. Chairman and Group CEO The role of Chairman is distinct and separate from that of the Group CEO and there is a clear division of responsibilities, with the Chairman leading the Board and the Group CEO managing the business day to day. Senior Independent Director Throughout 2022, Mark Seligman, as Senior Independent Director, acted as a sounding board for the Chairman, and as an intermediary for other directors when necessary. He was also available to shareholders to discuss any concerns they may have had, as appropriate. Non-executive directors Along with the Chairman and executive directors, the non-executive directors are responsible for ensuring the Board fulfils its responsibilities under its terms of reference. The non-executive directors combine broad business and commercial experience with independent and objective judgment. They provide constructive challenge, strategic guidance, and specialist advice to the executive directors and the executive management team and hold management to account. The balance between non-executive and executive directors enables the Board to provide clear and effective leadership across NatWest Group’s business activities and ensures no one individual or small group of individuals dominates the Board’s decision-making. The Chairman and non-executive directors meet at least once every year without the executive directors present. Details of the key responsibilities of the Chairman, Group CEO, Senior Independent Director and non-executive directors are available at natwestgroup.com. In 2022 the Chairman and Our Colleague Advisory Panel NatWest Group’s Colleague Advisory Panel (CAP) was set up in 2018 to help promote colleague voices in the boardroom and supports our compliance with Code requirements in relation to Board engagement with the workforce. Through the CAP, colleagues can engage directly with the Board on topics which are important to them, thereby strengthening the voice of colleagues in the Boardroom. The CAP is made up of 28 colleagues who are self-nominated or part of an employee representative body. In September 2022 Mike Rogers succeeded Lena Wilson as CAP Chair, and the panel’s membership was refreshed. New members received training on the role of the CAP and their responsibilities as members. Although members were randomly selected, we cross-checked to ensure the panel was in the main reflective of the bank’s population covering a variety of business areas, organisational levels and locations, working patterns and employee-led networks. The CAP met with representatives from the Board twice in 2022 to discuss issues including remuneration (executive pay and the wider workforce), our values, customers in vulnerable situations and future skills. The CAP continues to be highly regarded by those who attend and has proven to be an effective way of establishing two-way dialogue between colleagues and Board members. The Board discusses colleague feedback received from the CAP and the CAP Chair provides feedback on this discussion to the Panel to ensure a continuous feedback loop. Further details on NatWest Group’s approach to investing in and rewarding its workforce can be found on pages 46 to 47 of the Strategic report. The effectiveness of Board stakeholder engagement mechanisms continues to be considered during the annual Board evaluation. Conflicts of interest The directors’ conflicts of interest policy sets out procedures to ensure that the Board’s management of conflicts of interest and its powers for authorising certain conflicts are operating effectively. Each director is required to notify the Board of any actual or potential situational or transactional conflict of interest and to update the Board with any changes to the facts and circumstances surrounding such conflicts. Situational conflicts can be authorised by the Board in accordance with the Companies Act 2006 and the company’s Articles of Association. The Board considers each request for authorisation on a case-by-case basis and has the power to impose conditions or limitations on any authorisation granted as part of the process. Details of all directors’ conflicts of interest are recorded in a register which is maintained by the Chief Governance Officer and Company Secretary and reviewed annually by the Board. 86 NatWest Group | 2022 Annual Report on Form 20-F Director biographies and details of the Board Committees of which they are members can be found on pages 72 to 75.

non-executive directors’ role profiles were refreshed and updated to ensure they continue to accurately reflect their role and responsibilities and are in line with best practice. Chief Governance Officer and Company Secretary The Chief Governance Officer and Company Secretary works closely with the Chairman to ensure effective and efficient functioning of the Board and appropriate alignment and information flows between the Board and its Committees. The Chief Governance Officer and Company Secretary is responsible for advising the Board and individual directors on all governance matters, and also facilitates Board induction and directors’ professional development. Executive management The executive management team supports the Group CEO in managing NatWest Group’s businesses. The team reviews, challenges and debates relevant items and supports the Group CEO in forming recommendations to the Board. Matters include strategy, financials, capital, risk and operational issues affecting NatWest Group as well as monitoring the implementation of cultural change and executive succession planning. The executive management team actively promotes NatWest Group’s culture, values and purpose. Biographies of the executive management team can be found at natwestgroup.com. Time commitment and external appointments It is anticipated that non-executive directors will allocate sufficient time to the company to discharge their responsibilities effectively and will devote such time as is necessary to fulfil their role. In April 2022 Katie Murray joined the Board of Phoenix Group Holdings plc (Phoenix) as a non-executive director. This appointment, and Katie’s subsequent appointment as Chair of the Phoenix Group Audit Committee, were both approved by the Board in advance. In reaching its decisions the Board considered both potential conflicts and time commitment and was satisfied that Ms Murray would be able to continue to meet her commitments to NatWest Group. At the April 2022 AGM, the resolution to re-elect Frank Dangeard as a director was passed with a lower level of support than expected, particularly from independent shareholders. A proxy adviser had recommended a vote against Mr Dangeard’s re-election due to ‘over-boarding’ under their methodology, although no regulatory limits had been breached. Acknowledging the significant vote against Mr Dangeard’s re-election, we explained the situation in our post AGM announcement and re-confirmed the Board’s view that Mr Dangeard has sufficient time to undertake his duties with NatWest Group. The Chairman also engaged directly with institutional shareholders, listening and responding to their concerns. Mr Dangeard has since stepped down as Chair of Spear Investments I B.V., where he remains a non-executive director, which will represent a reduction in the number of public company mandates he holds under any voting guidelines where Chair roles are counted as additional commitments. In November 2022, the Board approved Roisin Donnelly’s appointment as a non-executive director of The Sage Group plc, effective February 2023. The Board considered potential conflicts and the time commitment associated with the additional directorship and, noting that Ms Donnelly expected shortly to resign from the board of HomeServe plc, it was satisfied that Ms Donnelly would continue to have sufficient time to continue to meet her responsibilities to NatWest Group. Ms Donnelly stepped down from HomeServe plc in January 2023. The Board continues to monitor the commitments of the Chairman and directors and is satisfied that they are able to allocate sufficient time to enable them to discharge their duties and responsibilities effectively. Information All directors receive accurate, timely and clear information on all relevant matters and have access to the advice and services of the Chief Governance Officer and Company Secretary. In addition, all directors are able, if necessary, to obtain independent professional advice at the company’s expense. Our Board and Committee paper template includes a section for authors to explain how the proposal or update aligns with our purpose and a separate section for them to include an assessment of the relevant stakeholder impacts for the directors to consider. This aligns with the directors’ duties under section 172(1) of the Companies Act 2006 and further details of how the directors have complied with their section 172(1) duties can be found on pages 40 to 41 of the Strategic report. The Code emphasises the importance of ensuring directors have sufficient time to meet their board responsibilities. Prior to appointment, significant commitments require to be disclosed with an indication of the time involved. After appointment, external appointments require prior Board approval, with the reasons for permitting significant appointments explained in Exhibit 15.2 of the Annual Report on Form 20-F. Board papers relating to proposed additional external appointments of directors include details of the individual’s full portfolio for review and consideration. They also include a reminder of applicable Code and Capital Requirements Directive provisions, and relevant proxy adviser and investor guidance. NatWest Group | 2022 Annual Report on Form 20-F 87 The performance of the Chairman and non-executive directors is evaluated annually and further details of the process undertaken can be found on page 89.

Corporate governance continued In addition, directors broadened their knowledge and understanding of the risks facing NatWest Group by participating in a Board dinner discussion with executive management on principal and emerging risks. A number of directors also accepted an invitation to the full Board to join meetings of the Technology and Innovation Committee which covered areas of broader interest, including a session on data strategy. 3. Composition, succession and evaluation Composition The Board is structured to ensure that the directors provide NatWest Group plc with the appropriate combination of skills, experience, knowledge and diversity, as well as independence. The Board skills matrix reflects directors’ self-assessment of the skills and experience they bring to Board discussions, in line with pre-determined criteria aligned to current and future strategic priorities. Board Committees also comprise directors with a variety of skills and experience so that no undue reliance is placed on any one individual. The boardroom inclusion policy aims to promote diversity and inclusion in the composition of the Boards of directors of NatWest Group plc, NWH Ltd, NWB Plc and RBS plc and in the nominations and appointments process. This policy reflects NatWest Group’s values, its inclusion guidelines and relevant legal or voluntary code requirements. The policy includes measurable objectives which exist to ensure that the Boards, and any Committees they delegate nominations responsibilities to, follow an inclusive process when making decisions on nominations and appointments. The policy includes targets which aspire to meet those set out in the UK Listing Rules along with the recommendations of the FTSE Women Leaders Review and the Parker Review. The policy also acknowledges NatWest Group’s ambition to have gender balance in our global top three levels (CEO-3 and above) by 2030. Throughout 2022 the Board met the recommendation of the Parker Review with at least one director from an ethnic minority background and it intends to continue to meet that recommendation. As at 31 December 2022: • 45% of the Board were female, which exceeded the FTSE Women Leaders Review target of 40% female representation by the end of 2025; and • with a female Group CEO and Group CFO, we also met the FTSE Women Leaders Review recommendation that companies should have at least one woman in the Chair or Senior Independent Director roles on the Board and/or one woman in the Chief Executive Officer or Finance Director role by the end of 2025. A copy of the boardroom inclusion policy is available at natwestgroup.com. Our directors are mindful that it is not always possible to achieve an outcome which meets the expectations of all stakeholders who may be impacted. For decisions which are particularly challenging or complex, an optional page in our paper template provides directors with further information to support purposeful decision-making. This additional page uses the Blueprint for Better Business framework as a base and is aligned to our broader purpose framework. Induction and professional development Each new director receives a formal induction on joining the Board, which is co-ordinated by the Chief Governance Officer and Company Secretary and tailored to suit the requirements of the individual concerned. This includes visits to NatWest Group’s major businesses and functions, and meetings with directors and senior management. Meetings with external auditors, counsel and stakeholders are also arranged as appropriate. Roisin Donnelly joined the Board on 1 October 2022 and the Chief Governance Officer and Company Secretary worked closely with Ms Donnelly to devise a comprehensive induction programme which was tailored to her needs and flexible to respond to areas of focus which emerged as the programme progressed. Priorities included early engagement with key stakeholders, upskilling on the financial services industry and regulation, and developing an understanding of NatWest Group’s structure, strategic priorities and business operations. All new non-executive directors receive a copy of the NatWest Group non-executive director handbook. The handbook operates as a consolidated governance support manual for directors of NatWest Group plc and the NWH Sub Group, providing both new and current directors with a single source of information relevant to their role. It covers a range of topics including NatWest Group’s corporate structure; the Board and Board Committee operating model; Board policies and processes; and a range of technical guidance on relevant matters including directors’ duties, conflicts of interest, and the UK Senior Managers and Certification Regime. The handbook contains links to a wider library of reference materials via our online resources portal. Directors’ training and development is co-ordinated by the Chief Governance Officer and Company Secretary. Directors have access to a wide range of briefing and training sessions and other professional development opportunities. Internal training relevant to the business of NatWest Group is also provided. Directors undertake the training they consider necessary to assist them in carrying out their duties and responsibilities. The non-executive directors discuss their training and professional development with the Chairman at least annually. During 2022 our Board training covered supply chain diversity, digital currencies, regulatory updates, the Takeover Code, capital, financial crime, inside information, climate, ring-fencing rules and a cyber risk ‘war game’. 88 NatWest Group | 2022 Annual Report on Form 20-F In December 2022 the Group Nominations and Governance Committee reviewed, and the Board approved, an updated version of our Board skills matrix, a summary view of which is set out on page 79.

Succession As set out in its terms of reference the Board is responsible for ensuring adequate succession planning for the Board and senior management, so as to maintain an appropriate balance of skills and experience within NatWest Group and on the Board. In June 2022 the Board received an update on executive talent and succession planning which enabled directors to monitor the internal talent pipeline and provide feedback. This update included analysis of the diversity of the talent pool, with a view towards continuing to improve diversity over the longer term. In October 2022 the Board held a talent engagement session with potential ExCo successors. This session helped our non-executive directors gain insights into the breadth of the talent pool, getting to know the individuals through a focused discussion on our values and how they are embedding across the bank. Board succession planning has also been an important area of focus in 2022. The Group Nominations and Governance Committee supports the Board on Board succession planning, including making recommendations to the Board on Board appointments and Board Committee membership. In June 2022 (following review and recommendation by the Group Nominations and Governance Committee), the Board approved succession plans for the roles of Senior Independent Director and Committee Chairs, covering orderly transition plans for the short and medium term, and contingency arrangements which could be implemented in case of an emergency. These succession plans are reviewed by the Group Nominations and Governance Committee and approved by the Board at least once a year. On 24 September 2022, the Board approved Lena Wilson’s appointment as Chair of the Group Performance and Remuneration Committee, succeeding Robert Gillespie who had confirmed his intention to resign as a director on 15 December 2022. On 1 October 2022, Roisin Donnelly was appointed to the Board as an independent non-executive director. And on 16 December 2022, we announced that Stuart Lewis will join the Board as an independent non-executive director on 1 April 2023. Subject to regulatory approval, Mr Lewis will succeed Morten Friis as Chair of the Group Board Risk Committee on 1 August 2023. On 16 December 2022 we announced that Mr Friis had confirmed his intention to resign as a non-executive director on 31 July 2023, and on 31 January 2023 we announced that Mike Rogers would be stepping down from the Board on 25 April 2023. Election and re-election of directors In accordance with the provisions of the Code, all directors will stand for election or re-election by shareholders at the company’s AGM, with the exception of Mr Rogers, who has confirmed his intention to resign on 25 April 2023. In accordance with the UK Listing Rules, the election or re-election of independent directors also requires approval by a majority of independent shareholders. Evaluation In accordance with the Code, an evaluation of the performance of the Board, its Committees, the Chairman and individual directors takes place annually. The evaluation is externally facilitated every three years, with internal evaluations in the intervening years. An internal evaluation was conducted in 2022 by the Chief Governance Officer and Company Secretary, following the externally facilitated evaluation led by Independent Board Evaluation in 2021. Further details on how the 2022 evaluation was conducted and the outcomes and actions arising from that process are set out in this section. NatWest Group | 2022 Annual Report on Form 20-F 89 Further information on the role of the Group Nominations and Governance Committee and its activities during 2022 can be found in the Committee Chair’s report on pages 92 to 93.

Corporate governance continued Progress following the 2021 external Board evaluation A number of actions were progressed during 2022 in response to the findings of the 2021 external Board evaluation. Theme 2022 progress Board focus and priorities • Board objectives for 2022 were approved by the Board in February 2022. • Processes were streamlined to facilitate effective management of Board priorities in a number of ways including refreshing the business CEO review template, integrating climate updates within existing Board papers, issuing certain Committee invitations to all Board members and ensuring an appropriate balance between agenda items for discussion and noting. Engagement with the business and stakeholders • Further opportunities for non-executive directors to engage with the business and key stakeholders were identified including Meet the Board sessions, a colleague networking lunch, a full Board session with executive talent, the Colleague Advisory Panel, virtual shareholder events, the AGM, an investor engagement session, engagement with external suppliers, customer visits and customer dinners. Colleague engagement • The Board’s overall approach to colleague engagement was reviewed, including the role of the Colleague Advisory Panel, broader employee listening and the talent engagement strategy at ExCo. It was concluded that the approach was fit for purpose. Details of progress made against the actions arising from the 2021 external Committee evaluations can be found in the relevant Committee Reports. How the 2022 evaluation was conducted Objectives and scope • The Chairman and Chief Governance Officer and Company Secretary agreed on the scope and objectives of the Board and Committee evaluation. • The NatWest Group plc and NWH Sub Group Boards and Committees were confirmed to be in scope of the review. Focus areas included purpose and strategy (oversight and implementation), objectives and priorities, Board composition and succession planning (including skills, diversity and experience), Board culture, risk management, stakeholder engagement, and quality of meetings and papers. Interviews and reporting • The Chief Governance Officer and Company Secretary held 1:1 interviews with all of the directors and prepared a draft report summarising the output from the interviews. • The key findings and recommendations for action were discussed with the Chairman in advance of the report being circulated to the Board. Review and action planning • The final report was discussed at the December 2022 Board meeting. • The Board agreed an action plan in response to the recommendations set out in the report. 2022 Board evaluation – outcomes and actions The conclusion of the 2022 Board evaluation was that the Board operated effectively throughout the year and fulfilled its remit as set out in its terms of reference. Directors engaged fully with the evaluation exercise and commented positively in relation to many aspects of the Board’s operations. The evaluation findings noted that overall sentiment was good and there was a real sense of the Board and executive management working well together to drive the business forward. Purpose was strong and was evident in decision-making and the revised approach to strategy had worked well. Setting Board objectives in 2022 was considered helpful in directing focus and there had been good oversight of priorities and outcomes. 90 NatWest Group | 2022 Annual Report on Form 20-F Strategy • A new operating rhythm was introduced for Board engagement and oversight with more frequent strategy sessions during the year focused on key strategic topics for the Board as more fully described on page 80.

Implementation of the 2022 Board evaluation action plan will be overseen by the Group Nominations and Governance Committee during 2023. 2022 Board Committee evaluations – outcomes and actions Details of the outcomes of the 2022 Board Committee evaluations can be found in the relevant Committee Chair reports. Progress against these actions will be tracked at Committee level during 2023. 2022 Individual director and Chairman effectiveness reviews The Chairman met each director individually to discuss their own performance and continuing professional development and establish whether each director continues to contribute effectively to the company’s long-term sustainable success. The Chairman also shared peer feedback provided by directors during the evaluation. Separately, the Senior Independent Director, together with the Senior Independent Director of the ring-fenced bank, sought feedback on the Chairman’s performance from the non-executive directors, executive directors and other key internal and external stakeholders and discussed it with the Chairman. This included peer feedback provided by directors during the evaluation. 4. Audit, risk & internal control describes the completion of an external audit tender and sets out the process undertaken to evaluate the effectiveness of both the Internal Audit function and the external auditors and the principal findings thereof. It also explains the approach taken to ensuring the integrity of financial and narrative statements and confirms that it supports the Board in the assessment of NatWest Group’s disclosures to be fair, balanced and understandable; internal control framework in place and how the Board monitors and reviews the company’s risk management and internal control systems; and explains how the Board oversees the principal and emerging risks facing NatWest Group and how management addresses these. 5. Remuneration Overall, the directors felt the Board’s size was about right and succession planning had been handled well. The culture of the Board had continued to develop positively, although the dynamic could be further improved. The balance of responsibilities between the Board and Committees was appropriate, but Committee reporting to the Board could be sharper. Director feedback on the Board calendar, time commitment and stakeholder visits were all positive. Directors reiterated that agendas should ensure key issues are prioritised and that papers should not be too long. Board training was considered good and directors appreciated the strong support from the corporate governance team. In December 2022 the Board agreed a detailed action plan in response to the recommendations set out in the internal Board evaluation report, which included the following: Theme 2023 actions Purpose and strategy • Include an annual review of purpose embedding at the Board. • Review format of future strategy sessions to include discussion on longer term trends. Board focus and priorities • Set Board objectives for 2023. • Chairman and Chief Governance Officer and Company Secretary to review agendas in 2023 and encourage discipline in Committee Chair reporting and paper lengths. Engagement with business and stakeholders • Review mechanisms for Board engagement with the executive talent pipeline and ensure all CEO-1/2 successors have some form of exposure to the Board during the year. • Explore opportunities for the Board to meet in/visit regional hubs. NatWest Group | 2022 Annual Report on Form 20-F 91 • the Compliance report (page 154), which explains the • the Group Board Risk Committee report (page 103) which The Board regularly assesses the company’s emerging and principal risks in a variety of ways including through consideration of the risk management report. Details of the company’s principal risks, procedures in place to identify Top and Emerging Threats, and how these are being managed or mitigated, can be found on pages 64 to 67 (Risk overview) and pages 162 to 269 (Risk and Capital Management). The Directors’ remuneration report on pages 124 to 153 provides information on the activities of the Group Performance and Remuneration Committee, the decisions taken on remuneration during the year and why the Committee believes these are the right outcomes in the circumstances. The report also details how the remuneration policy for executive directors supports the delivery of the company’s strategic goals and purpose, with significant delivery in shares to provide long-term alignment with shareholders. Information is also included on wider workforce remuneration including our approach to providing fair pay. • the Group Audit Committee report (page 94) which Information on how the company has applied the Principles and complied with the Provisions set out in this section of the Code can be found throughout the Annual Report on Form 20-F. The following sections are of particular relevance:

Corporate governance continued Report of the Group Nominations and Governance Committee Dear Shareholder, As Chairman of the Board and Chair of the Group Nominations and Governance Committee, I am pleased to present our report on the Committee’s activity during 2022. Role and responsibilities The Committee is responsible for reviewing the structure, size and composition of the Board, and membership and chairmanship of Board Committees and recommends appointments to the Board. In addition, the Committee monitors NatWest Group’s governance arrangements to ensure that the best corporate governance standards and practices are upheld and considers developments relating to banking reform and analogous issues affecting NatWest Group. The Committee makes recommendations to the Board in respect of any consequential amendments to NatWest Group’s operating model. The terms of reference of the Committee are reviewed annually, approved by the Board and are available at natwestgroup.com. Principal activity during 2022 The Committee supports the Chair in keeping the composition of the Board and its Committees under regular review. The Committee reviews and recommends to the Board a skills matrix which is used to map the skills and experience of individual directors and ensure that the Board’s collective skill-set remains appropriately balanced and aligned to current and future strategic priorities. The matrix is also used to identify any gaps and opportunities to enhance the collective balance of skills through additional recruitment to the Board. Following the Committee’s review of the skills matrix and noting the tenure of a number of non-executive directors, the Committee supported implementation of the Board’s succession plans by overseeing the search for two new non-executive directors during 2022. A subset of the Board’s membership selected Audeliss to support a comprehensive candidate search with diversity and inclusion considerations at the forefront of the search criteria. The Committee held a number of discussions on potential candidates as the search progressed, assessing the credentials of each candidate against the qualities and capabilities set out in the role specification agreed by the Committee. Following a formal, rigorous and transparent process the Committee recommended two candidates to the Board for appointment. On 1 October 2022 Roisin Donnelly was appointed to the Board as a non-executive director. On 16 December 2022 NatWest Group announced that Morten Friis intends to stand down from the Board with effect from the close of business on 31 July 2023, shortly after reaching the ninth anniversary of his appointment. At the same time, it was announced that Stuart Lewis would join the Board as a non-executive director and member of the Group Board Risk Committee on 1 April 2023. Subject to regulatory approval, Stuart will be appointed as Chair of the Group Board Risk Committee on 1 August 2023. Both Roisin and Stuart bring extensive skills and experience to their roles and the Board looks forward to benefitting from their valuable and important contributions. In addition to reviewing the structure, size and composition of the NatWest Group plc Board, the Committee has also continued to oversee work aimed at further enhancing NatWest Group’s subsidiary governance framework. A number of our material regulated subsidiaries made appointments to their boards during 2022, which the Committee has overseen. Spencer Stuart and Green Park have both been engaged during the year to support NatWest Group’s subsidiary board search activity. The firms are members of the retained executive search panel of suppliers (managed by NatWest Executive Search). Spencer Stuart also provide leadership advisory and senior executive search and assessment services to the People & Transformation function within NatWest Group. During the year the Committee continued to monitor NatWest Group’s governance arrangements to ensure that they remain appropriate by reference to best practices in corporate governance (having regard to relevant legislation, guidelines, industry practice and developments affecting NatWest Group in the markets where it operates). Letter from Howard Davies, Chair of the Group Nominations and Governance Committee 92 NatWest Group | 2022 Annual Report on Form 20-F During 2022 the Committee also reviewed the contribution of a number of serving Board members under the board appointment policy which sees non-executive directors appointed for an initial three-year term, subject to annual re-election at the AGM. Following assessment by the Committee, they may then be appointed for a further three-year term. Non-executive directors may continue to serve beyond six years, subject to a maximum tenure of nine years. The tenures of the Chairman and non-executive directors are set out on page 79.

During 2022 the Committee considered a number of external policy developments and the impacts on NatWest Group’s corporate governance framework, including changes to the Listing Rules and Disclosure and Transparency Rules introduced following the FCA’s review of diversity and inclusion on company boards and executive committees. Membership and meetings Performance evaluation The outcomes of the evaluation have been reported to the Board and the Committee will track progress during the year. Boardroom inclusion policy Objectives and targets The boardroom inclusion policy’s objectives ensure that the Board, and any Committee to which it delegates nomination responsibilities, follows an inclusive process when making nomination decisions. That includes ensuring that the nomination process is based on the principles of fairness, respect and inclusion, that all nominations and appointments are made on the basis of individual competence, skills and expertise measured against identified objective criteria and that searches for Board candidates are conducted with due regard to the benefits of diversity and inclusion. Monitoring and reporting Throughout 2022 the Board met the recommendation of the Parker Review with at least one member of the Board being of an ethnic minority background and it intends to continue to meet that recommendation. At the end of 2022 the Board exceeded the FTSE Women Leaders Review target of 40% female Board representation by the end of 2025, with 45% of the Board being female. The balance of skills, experience, independence, knowledge and diversity on the Board, and how the Board operates together as a unit, is reviewed annually as part of the Board evaluation. Where appropriate, findings from the evaluation will be considered in the search, nomination and appointment process. Howard Davies Chair of the Group Nominations and Governance Committee 16 February 2023 Diversity and inclusion progress, including information about the appointment process, will continue to be reported in the Group Nominations and Governance Committee’s report in Exhibit 15.2 of the NatWest Group plc Annual Report on Form 20-F. NatWest Group | 2022 Annual Report on Form 20-F 93 Page 154 confirms NatWest Group’s approach to Provision 17 of the Code which sees oversight of succession plans for senior management positions and the development of a diverse pipeline for succession reserved as a matter for the full Board. Pages 48 to 49 contain more information on how NatWest Group is creating a diverse, equitable and inclusive workplace, including (in relation to Provision 23 of the Code) the gender balance of senior management and their direct reports. Throughout the majority of 2022 the Committee comprised the Chairman of the Board and four independent non-executive directors. Lena Wilson joined the Committee on 24 September 2022, when she succeeded Robert Gillespie as Chair of the Group Performance and Remuneration Committee. Robert remained a member of the Committee until he stood down from the Board on 15 December 2022. Graham Beale also observes meetings of the Committee in his capacity as Senior Independent Director of NWH Ltd and member of the NWH Ltd Nominations Committee. The Committee holds a minimum of four meetings per year and meets on an ad hoc basis as required. In 2022, there were four meetings. Individual attendance by directors at these meetings is shown in the table on page 77. The 2022 review of the effectiveness of the Board and its senior Committees was conducted internally in 2022 by the Chief Governance Officer and Company Secretary. The Committee has considered and discussed the outcomes of the evaluation and accepts the findings, more information on which can be found on page 90. Overall, the review concluded that the Committee’s responsibilities had been discharged effectively with no material recommendations being identified for action. The Committee will continue to ensure that the full Board is appropriately sighted on the work of the Committee, including Board succession planning that will continue to be a key priority for the Committee during 2023. As noted on pages 79 and 88, the Board operates a boardroom inclusion policy which reflects NatWest Group’s values, its inclusion guidelines and relevant legal or voluntary code requirements. The policy currently applies to the most senior NatWest Group boards: NatWest Group plc, NWH Ltd, NWB Plc and RBS plc. A copy of the boardroom inclusion policy is available at natwestgroup.com.

Corporate governance continued Report of the Group Audit Committee Dear Shareholder, I am pleased to share with you details of how the Group Audit Committee (The Committee or GAC) discharged its responsibilities and its key areas of activity in 2022. It has been another busy year and I would like to thank my fellow Committee members for their contributions, in particular Robert Gillespie who stood down from the Committee at the end of the year. The Committee also appreciated the views of Graham Beale and Ian Cormack, who are non-executive directors and Audit Committee members of NatWest Holdings and attend GAC meetings in an observational capacity. The Committee’s primary purpose is to oversee and challenge management’s approach to the preparation of financial results and relevant non-financial disclosures. This includes considering existing and new accounting policies, scrutinising standards of internal control and their efficacy and reviewing the disclosures each quarter prior to release. More detail on the remit of the Committee can be found in its terms of reference which are reviewed annually and are available at natwestgroup.com. Interrogating the quarterly releases of financial and relevant non-financial information continued to be a priority for the GAC in 2022. This included consideration of relevant reports from management on the judgements applied during the preparation of the information and legal and regulatory developments. Consideration was also given to management’s assessment of the internal controls over financial reporting and how those controls might be developed and also applied to other areas of NatWest Group’s activities. The Committee also received reports from the internal audit function on the internal control environment and the external auditors on internal controls over financial reporting and key accounting and judgemental matters. As the economic recovery following the COVID-19 pandemic continued during 2022, it was evident that new macroeconomic challenges were emerging, including the rising cost of living and supply chain issues. As such the Committee agreed with management that post model adjustments to expected credit losses would be required throughout the year although the composition evolved during that time. I have continued to fulfil the role of whistleblowers’ champion for NatWest Group, receiving regular updates on the efficacy of the whistleblowing framework, themes in reports made by colleagues via the systems and monitoring the outcomes of the most pertinent cases. The Committee continued to hold responsibility for oversight of the independence, autonomy and effectiveness of NatWest Group’s whistleblowing policies and procedures. It is pleasing that colleague awareness of how to raise concerns remained high in 2022. A refreshed communications campaign during the year linked to NatWest Group’s new values and purpose further helped to embed a culture where colleagues feel able to raise any concerns via the whistleblowing framework. Membership Letter from Patrick Flynn, Chair of the Group Audit Committee “Our objective was to run a competitive audit tender through a process that is fair and transparent for those firms participating with minimal disruption to NWG during this period.” 94 NatWest Group | 2022 Annual Report on Form 20-F A major focus of the Committee and management in 2022 was the tender for the external audit. Detailed consideration was given to the timing of this process, and it was determined appropriate to accelerate it to ensure a competitive process and provide management with clarity for potential consultancy engagements. Following consideration of the responses received, and presentations from the responding firms to management and to the Committee, the appointment of PwC as auditors of NatWest Group from 2026 was recommended to the Board. Further details can be found on page 95. The Committee has been satisfied with the performance of the current auditors, EY, throughout the firm’s tenure. Full biographical details of the members of the Committee during 2022 are set out on pages 72 to 75. The members are all independent non-executive directors who also sit on other Board committees in addition to the GAC (as set out in their biographies). This common membership helps facilitate effective governance across all finance, risk and remuneration matters and ensures that agendas are aligned, and duplication of responsibilities is avoided.

Members of the GAC are selected with a view to the expertise and experience of the Committee as a whole and with proper regard to the key issues and challenges facing NatWest Group. As NatWest Group plc is a listed company on the London and New York stock exchanges it has certain obligations as to the expertise and qualifications of the Group Audit Committee. The Board is satisfied that all GAC members have recent and relevant financial experience and are independent as defined in the SEC rules under the US Securities Exchange Act of 1934 (the ‘Exchange Act’) and related guidance. The Board has further determined that Patrick Flynn, Mark Seligman and, during his tenure as a member of the Committee, Robert Gillespie are all ‘financial experts’ for the purposes of compliance with the Exchange Act Rules and the requirements of the New York Stock Exchange, and that they have competence in accounting and/or auditing as required under the Disclosure Guidance and Transparency Rules. Meetings and visits Five scheduled meetings of the Committee were held in 2022, four of which took place immediately prior to the release of the financial results each quarter. One ad hoc meeting was also held, to consider management’s preliminary assessment of half-year out-turn on expected credit losses at H1 2022. During the year all members attended the meetings, the majority of which were held in person. All meetings were also attended, in an observational capacity, by the two non-executive directors of NatWest Holdings who are members of that entity’s Audit Committee. In conjunction with the Group and NWH Board Risk Committee (BRC) and the NWH Audit Committee, the GAC undertook its annual programme of visits to control functions. Constructive and insightful discussions were held with members of management from the Risk, Internal Audit and Finance teams. Performance evaluations In 2022 the annual review of the effectiveness of the Board and its senior Committees, including the GAC, was conducted internally by the Chief Governance Officer and Company Secretary. It was determined that the GAC had continued to operate effectively during 2022, meeting its statutory duties. The outcomes of the evaluation were considered by the Committee and subsequently reported to the Board. The key area for focus related to improved discipline on the papers presented to the Committee. The GAC will monitor progress during 2023. The Committee is satisfied it fulfilled its terms of reference throughout the year. The Committee continued to monitor the performance of the external auditor and the Internal Audit function in 2022. Formal assessments were undertaken at the end of the year via an internal process and the Committee reviewed summaries of the feedback provided by relevant stakeholders. Progress made to address the recommendations of the previous year’s evaluations was welcomed. External audit tender • April 2022 – discussed the benefits and disadvantages of accelerating the timescales for the external audit tender, which would be required to be undertaken by 2024 at the latest. Further information was requested on the potential participants, the impact on existing and planned consultancy work, and the proposed selection criteria used in a tender. • June 2022 – it was agreed that the audit tender process should be accelerated to ensure the best availability of firms able to respond. The market was informed of the decision to commence the process, in line with regulatory requirements. • June 2022 – the process commenced with firms invited to participate in the tender; three statements of intent were received from firms with one firm unable to provide a team which would meet NatWest Group’s requirements. • July/August 2022 – management supported the supplier evaluation, capability and independence assessments, interviews held with key members of management, and deep dives into specific areas of capability. • Mid-September 2022 – management panel sessions held. • End of September 2022 – final presentations by firms to GAC members. The Committee then deliberated on its recommendation to the Board • October 2022 – Key factors in assessing firms included: the Our objective was to run a competitive audit tender through a process that is fair and transparent for those firms participating with minimal disruption to NWG during this period. understanding of NatWest Group; the quality of the engagement team; the capability of the firm, with a focus on data and digitisation capabilities; the quality of the audit approach; the availability to the engagement team of suitable global resources to meet NatWest Group’s requirements; independence; and value add. Having considered the scoring criteria, key factors, input and observations from the Committee and from the presentations themselves, the Committee recommended to the Board that PwC be appointed as NatWest Group’s external auditor for the financial period ending 31 December 2026, subject to shareholder approval. NatWest Group | 2022 Annual Report on Form 20-F 95 Patrick Flynn Chair of the Group Audit Committee 16 February 2023

Corporate governance *continued*

Financial and non-financial reporting

The GAC considered a number of accounting judgements and reporting issues in the preparation of NatWest Group's financial results throughout 2022. The Committee reviewed the quarterly, interim and full year results announcements, the annual reporting suite of documents and other principal financial and non-financial releases for recommendation to the Board for approval. This included the disclosures required by the TCFD and the ESG Disclosures Report. Consideration was given to the controls surrounding the preparation of these releases.

Matter	Role of Committee and context of discussion	How the Committee addressed the matter
Expected credit losses	To review and challenge management's judgements in relation to credit impairments and the underlying assumptions, methodologies and models applied, and any post-model adjustments required. To also consider the impact of macro-economic risks on the credit environment	The GAC focused on the key assumptions, methodologies and post-model adjustments applied to provisions under IFRS 9. While economic uncertainty persisted in 2022, the causes pivoted from the post-pandemic recovery to rising inflation and cost of living. As the macro-economic environment developed during the year it was clear that it would not be possible to adopt a net release of IFRS 9 provisions in the year. The provisions relating to the COVID-19 pandemic were replaced by those of a similar quantum for economic uncertainty. This was considered to be the most appropriate course of action given the uncertainty, and an environment of rising interest rates not experienced in recent times. Industry benchmarking data continued to be helpful to the Committee and informed its considerations. The Committee recognises that post-model adjustments should be limited to considerations beyond model capability and so sought from management confirmation of the criteria which would need to be satisfied to enable their release. In addition, the circumstances in which the underlying scenarios used to model expected credit loss provisions would be revised to reflect significant economic uncertainty were discussed in October 2022 with a full refresh undertaken in advance of the 2022 year-end process. The Committee will continue to scrutinise the application of post-model adjustments in 2023.
Treatment of goodwill	To consider the treatment of goodwill throughout the year and ensure the carrying value was appropriate and suitable disclosures were made.	The Committee supported management's view that it was not necessary to undertake an out of cycle reassessment of goodwill during 2022. Following discussion and challenge, the Committee was satisfied that goodwill remained recoverable throughout the year, and that appropriate disclosures were included in the financial releases. Goodwill was retired as a significant accounting judgement at the end of 2022 as a result of improved projections which result in an impairment being considered unlikely.
Valuation methodologies	To consider valuation methodologies, assumptions and judgements made by management.	The GAC considered valuation methodologies and assumptions for financial instruments carried at fair value and scrutinised judgements made by management on a quarterly basis throughout 2022.

96 **NatWest Group** | 2022 Annual Report on Form 20-F

Matter	Role of Committee and context of discussion	How the Committee addressed the matter
Provisions and disclosures	To consider the level of provisions for regulatory, litigation and conduct issues throughout the year.	The Committee reviewed the levels of provisions during the year for regulatory, litigation and conduct matters, and was satisfied these were appropriate. Three new provisions were taken during the year all relating to conduct matters, one in relation to the mortgage repayments by UBIDAC customers, one in relation to issues in respect of orphaned wills and another for the remediation of historic lifetime mortgage products.
Viability statement and the going concern basis of accounting	To review NatWest Group's going concern and viability statements.	The GAC considered evidence of NatWest Group's capital, liquidity and funding position and considered the process to support the assessment of principal risks. The GAC reviewed the company's prospects in light of its current position, the identified principal, and emerging risks (including climate risk) and the ongoing macro-economic developments such as supply chain challenges and rising inflation. FRC guidance and reviews of peer disclosures were considered as part of the preparation of the viability statement for NatWest Group. The Committee recommended both the going concern assessment and viability statement to the Board. (Refer to the Report of the directors for further information).
Fair, balanced and understandable	To oversee the review process which supports the Committee and Board in concluding that the disclosures in the Annual Report on Form 20-F and other elements of the year-end reporting suite of documents, taken as a whole, are fair, balanced and understandable and provide the information necessary for shareholders to assess the company's position and performance, business model and strategy.	The Committee oversaw the review process for the year-end disclosures which included: central coordination and oversight of the Annual Report on Form 20-F and other disclosures led by the Finance function; review of the documents by the Executive Disclosure Committee prior to consideration by the GAC; and a management certification process of the year-end reporting suite. The Committee considered whether the annual, interim and quarterly disclosures met the UK Corporate Governance Code requirements to be 'fair, balanced and understandable'. It concluded each time that the releases satisfied the necessary criteria. The external auditor also considered the fair, balanced and understandable statement as part of the year-end processes and supported NatWest Group's position.
Climate-related Disclosures Report and ESG Disclosures Report	To review the principal non-financial disclosures made by NatWest Group and to ensure appropriate controls are in place to support the preparation of the information. These disclosures include the annual Climate-related Disclosures Report and the ESG Disclosures Report. In 2022 the Committee also reviewed the initial iteration of our Climate transition plan disclosure.	The Committee remained focused on the controls which support the non-financial disclosures to ensure that they remained appropriate and robust. The GAC noted that the controls were aligned with the controls in place for financial disclosures. The GAC discussed and provided feedback on both the Climate related disclosures report, which incorporated climate transition plan information, and the ESG Disclosures Report for 2022. A significant area of discussion related to NatWest Group's dependency on external factors in order to achieve its Climate ambition and how this aligned to best practice disclosure.

NatWest Group | 2022 Annual Report on Form 20-F 97

Corporate governance *continued*

Systems of internal control

Systems of internal control relating to financial management, reporting and accounting issues is a key area of focus for the Committee. In 2022 it received reports throughout the year on the topic and evaluated the effectiveness of NatWest Group's internal control systems, including any significant failings or weaknesses.

Matter	Role of Committee and context of discussion	How the Committee addressed the matter
Sarbanes-Oxley Act of 2002	To consider NatWest Group's compliance with the requirements of section 404 of the Sarbanes-Oxley Act of 2002.	The Committee received interim updates on the status of the bank's internal controls over financial reporting throughout 2022 enabling it to monitor progress and support management's conclusion at the year end. The Committee continues to receive updates from management on control deficiencies that arise during the year, including those around expected credit losses and value in use calculations that remain open at the year-end.The Committee monitored the plans and transition to more automated preventative key controls. The Committee also reviewed the process undertaken to support the Group CEO and Group CFO in providing the certifications required under sections 302, 404 and 906 of the Sarbanes-Oxley Act of 2002.
Regulatory and financial returns	To review the controls and procedures established by management of NatWest Group for compliance with regulatory and financial reporting requirements.	As part of management's ongoing work to strengthen the financial reporting control environment in 2022, the Committee received updates at each scheduled meeting as to the progress achieved to implement the findings of the industry-wide skilled person's review of regulatory returns. It encouraged management to ensure delivery remained in line with the planned timetable and was pleased with the positive progress during the year. The Committee received regular updates on the 2021 event affecting two securitisation structures which was identified during 2022. A particular focus of the Committee's discussions was on the review of the end-to-end framework and the work undertaken to strengthen associated controls.
Control Environment Certification	To consider the control environment ratings of the businesses, functions and material subsidiaries and management's actions to ensure that the control environment is maintained or strengthened.	The Committee received bi-annual reports on the Control Environment Certification, which were supplemented by the views of the second and third lines of defence. The Committee was pleased to note that the overall Control Environment strengthened during 2022 as the Financial Crime Return to Appetite Plan delivered against key milestones.

98 **NatWest Group** | 2022 Annual Report on Form 20-F

Matter	Role of Committee and context of discussion	How the Committee addressed the matter
Early event escalation	To monitor control incidents captured by the internal event escalation process.	The Committee received bi-annual updates on the volumes and nature of the most significant control incidents escalated via the internal early event escalation process and any common themes. The early event escalation process was introduced at the start of 2022, replacing the previous Group Notifiable Event Process (GNEP). Simultaneously the impact classification matrix was revised in line with current risk appetite. The reliance on manual processes and controls was a significant cause of events in 2022, which the Committee noted with concern. The work to introduce greater automation into the bank's key processes is ongoing and the Committee encouraged this to be completed promptly. It was noted that the creation of the payments Centre of Excellence and the appointment of a senior executive to lead work would improve controls in this area. All Board directors were alerted to the most significant events throughout the year.
Whistleblowing	To monitor the effectiveness of the bank's whistleblowing policies and procedures. The Committee Chair is also the whistleblowers' champion for NatWest Group.	The GAC monitored the effectiveness of the bank's whistleblowing process and received updates on the volume of whistleblowing reports and any common themes. The Committee noted the output of Internal Audit's annual review of the whistleblowing process, which had focused on controls over the management of whistleblower detriment in the Speak Up framework, and the adequacy of detriment training provided to colleagues. The findings were broadly positive with certain areas identified for enhancement which will be progressed by management, with the Committee's support. The GAC Chair acts as NatWest Group's Whistleblowers' Champion, in line with PRA and FCA regulations, and meets regularly with the whistleblowing team. There is appropriate escalation of matters to the Board and dissemination of information to the principal subsidiaries to ensure a coordinated approach across the bank.
Legal and regulatory reports	To note material legal investigations (current and emerging) and any impacts on financial reporting; and to monitor the bank's relationship with relevant regulatory bodies including the FCA and PRA.	The Committee received quarterly reports detailing new and existing major investigations and litigation cases. The Committee considered provision levels and the impact on each quarterly financial results disclosure and was satisfied in both respects. The Committee also received updates on ongoing regulatory investigations, current and future areas of regulatory focus and the nature of the relationships with the primary regulators.
Other standards of control	In addition, the Committee receives regular updates on matters pertinent to NatWest Group's standards of internal control.	The Committee received an update on the bank's tax position and discussed matters including tax provisioning levels, significant provided and unprovided tax risks and deferred tax assets. The GAC reviewed the disclosure on internal control matters in conjunction with the related guidance from the Financial Reporting Council.

NatWest Group | 2022 Annual Report on Form 20-F 99

Corporate governance *continued*

Internal Audit

The GAC is responsible for overseeing the Internal Audit function, monitoring its effectiveness and independence.

Matter	Role of Committee and context of discussion	How the Committee addressed the matter
Quarterly opinions	To consider periodic opinion reports prepared by Internal Audit on the overall effectiveness of the governance, risk management and internal control framework, current issues and the adequacy of remediation activity.	The Committee received quarterly opinion reports from Internal Audit, setting out the function's view of the overall effectiveness of NatWest Group's governance, risk management and internal control framework, current issues and the adequacy of remediation activity. Internal Audit also outlined material and emerging concerns identified through their audit work. Internal Audit reported a continued steady strengthening of the bank's control environment over the course of the year. The function continued to assess and report on the implementation of significant programmes, such as the Financial Crime remediation work, which was welcomed by the Committee. The increased use of quantitative metrics to support Internal Audit's conclusions was also welcomed by the Committee. The Committee monitored the development of audit report ratings and timeliness of issue resolution. The Committee considered the IA opinion of the strength of the control environment.
Annual plan and budget	To approve Internal Audit's annual plan and budget prior to the start of each year as well as any significant changes required during the year.	The Committee considered and approved Internal Audit's 2022 plan and budget at the end of 2021. The Committee supported the planned focus of work on the most high-risk areas for the bank, and welcomed the flexible approach adopted by the Internal Audit management in the event of new or emerging risks or requests for audit work during the year. The 2022 budget was consistent with the prior year, reflecting the delivery of efficiencies in the function. In December 2022, the Committee approved Internal Audit's 2023 plan and budget.
Internal Audit Charter and independence	To approve the Internal Audit Charter each year and review the independence of the Chief Audit Executive (CAE) and function as a whole.	The GAC reviewed and approved the Internal Audit Charter which was consistent with prior years. The Committee noted the Independence Statement and confirmed the independence of Internal Audit.
Performance/ evaluation	To monitor and review, at least annually, the effectiveness of Internal Audit.	In 2022 the CAE continued to report to the GAC Chair with a secondary reporting line for administrative purposes to the Group CEO. This is consistent with prior practice and industry guidance. The GAC assessed the annual performance (including risk performance) of the function and CAE. The 2022 evaluation of the Internal Audit function was carried out internally, and it is expected an external audit quality assessment will be performed in early 2023. For the purposes of the 2022 evaluation, stakeholders across the bank, including the GAC members, attendees and the external auditors were invited to provide feedback, identifying areas of particular strength and those for enhancement. The overall findings were positive, and the Internal Audit function was found to be operating effectively with opportunities to improve bench-strength and to focus activity on emerging areas of focus for NatWest Group. Progress will be overseen by the GAC in 2023.
Visit	To undertake an annual deep dive session with members of the Internal Audit leadership team.	Together with the BRC, the GAC participated in a successful deep dive session with Internal Audit's management team. A variety of issues impacting the function were discussed, including: succession planning and bench-strength; talent and mobility; functional priorities; and the impacts of increased automation and use of technology in audits.

100 **NatWest Group** | 2022 Annual Report on Form 20-F

External audit

The GAC has responsibility for monitoring the independence and objectivity of the external auditor, the effectiveness of the audit process and for reviewing NatWest Group's financial relationship with the external auditor and fixing its remuneration. Ernst & Young LLP (EY) has been NatWest Group's external auditor since 2016, following a tender process carried out in 2014. In October 2022, the Committee recommended that PwC be appointed as NatWest Group's auditor from 2026.

Matter	Role of Committee and context of discussion	How the Committee addressed the matter
External audit reports	To review reports prepared by the external auditor in relation to NatWest Group's financial results and control environment.	The Committee received quarterly reports on the review-related work and conclusions of the external auditor. The reports included EY's view of the judgements made by management, compliance with international financial reporting standards and the external auditor's observations and assessment of effectiveness of internal controls over financial reporting.
Audit plan and fees	To consider the scope and planning of the external auditor in relation to the audit of NatWest Group. It is also authorised by the shareholders to fix the remuneration of the external auditor.	The GAC reviewed EY's 2022 plan. It welcomed the external auditor's focus on innovation, as well as the intention to utilise a data-leveraged approach to the audit. In line with the authority granted to the Committee by shareholders at the 2022 Annual General Meeting (AGM) to fix the remuneration of the external auditor, the GAC approved the audit fees for the year including the fee for the 2022 interim results. The Committee received confirmation from the external auditor that the fees were appropriate to enable delivery of the required procedures to a high quality. Management also committed to continuing to support the external auditor in minimising costs associated with the audit.
Annual evaluation	To review and monitor the external auditor's independence and objectivity and the effectiveness of the audit process, taking into consideration all relevant professional and regulatory requirements.	The evaluation of the external auditor's performance in 2022 was undertaken to assess the independence and objectivity of the external auditor and the effectiveness of the audit process. The GAC members, attendees, finance directors of customer businesses and functions, and key members of the Finance team were consulted as part of the evaluation. Stakeholders were invited to assess the external auditor's independence, engagement, provision of robust challenge, bench-strength and reporting. The evaluation concluded that the external auditor was operating effectively and with objectivity. Key strengths included fresh perspectives provided following partner rotation and the technical strength of the audit. Improvement areas included junior staff capabilities, continued enhancement of written reporting and providing additional external benchmarking and market insight.
Audit partner	To oversee the lead audit partner and resolution of any points of disagreement with management.	Micha Missakian has been EY's lead audit partner for NatWest Group since February 2021. He attended all meetings of the Committee in 2022 and met in private session with the Committee members twice during the year. This provided the external auditor an opportunity to raise any points of disagreement with management. No such points were raised by the external auditor in 2022.
Additional reports prepared by the external auditor	To review reports prepared by the external auditor in relation to NatWest Group.	During 2022 the Committee considered the results of the external auditor's assurance procedures on compliance with the FCA's Client Asset Rules for NatWest Group's regulated legal entities for the year ended 31 December 2021 and received the outcome of EY's written auditor report to the PRA under supervisory statement SS1/16 for the year ended 31 December 2022. EY also presented the findings of their audit of the Climate-related Disclosures Report and ESG Disclosures Report to the GAC.

NatWest Group | 2022 Annual Report on Form 20-F 101

Corporate governance continued Matter Role of Committee and context of discussion How the Committee addressed the matter Non-audit services To review and approve, at least annually, NatWest Group’s policy in relation to the engagement of the external auditors to perform audit and non-audit services (the policy). All audit and non-audit services are approved by, or on behalf of, the Committee to safeguard the external auditor’s independence and objectivity. The GAC reviewed and approved NatWest Group’s non-audit services policy in 2022. Under the policy, all audit-related services and permitted non-audit service engagements are approved by the GAC with updates presented to each scheduled meeting. Where the fee for a non-audit service engagement is expected to exceed £100,000, a competitive tender process must be held; where the fee is anticipated to be £250,000 or more approval of all GAC members is required. For fees under £250,000, work can be approved on an interim basis by the GAC Chair, subject to subsequent ratification by the next scheduled GAC meeting. The policy permits the external auditor to undertake engagements which are required by law or regulation or which relate to the provision of comfort letters in respect of debt issuance by the NatWest Group, provided prior approvals are in place in accordance with the policy. The policy also allows NatWest Group to receive services from EY which result from a customer’s banking relationship, provided prior approvals are in place in accordance with the policy. All such approvals are subsequently reported to the GAC. During 2022, the Committee did not approve any significant non-audit engagements (where the fees exceeded £100,000) to be undertaken by the external auditor. The audit to non-audit fee ratio for 2022 was 15%. Further details of the non-audit services policy can be found at natwestgroup.com. Information on fees paid in respect of audit and non-audit services carried out by the external auditor can be found in Note 6 to the consolidated accounts. *Reviewed by BRC in-line with the Committee’s role to review reports and regulatory submissions on behalf of the Board and recommend them for approval. 102 NatWest Group | 2022 Annual Report on Form 20-F

Report of the Group Board Risk Committee Dear Shareholder, I am pleased to present my third and final report as Chair of the Board Risk Committee (the Committee or BRC). This report describes how the BRC has fulfilled its role overseeing and advising the Board in relation to current and potential future risk exposures and risk profile; and in overseeing the effectiveness of risk management frameworks. In carrying out this important role, the Committee helps to ensure that NatWest Group is purpose-led in its decision-making, building long-term value in the business. More detail on the remit of the Committee can also be found in its terms of reference which are reviewed annually and available at natwestgroup.com. During 2022, the Committee ensured its time was prioritised to focus on oversight of NatWest Group’s principal and emerging risks. Financial crime has remained a key area of focus and the Committee has been pleased to see significant progress towards a return to appetite. Other areas of focus have included model risk remediation activity; oversight of implementation of risk management framework improvements, particularly the Risk and Control Self-Assessment (RCSA) roll-out; oversight of the effectiveness review of the Risk function, which included the evolution of the risk management strategy; and a wide range of operational risk matters. Risk management across NatWest Group has continued to be an area of regulatory focus and BRC has played a key role in overseeing and challenging progress in this regard. Emerging priorities during the year included Consumer Duty requirements, data, cloud hosting risk and payments technology and architecture. Additionally with the volatile geopolitical and economic environment, BRC devoted significant time to the impact of the external economic environment on NatWest Group’s risk profile. It is expected that these will continue to be areas of focus in 2023 as NatWest Group drives towards return to appetite in a number of areas, implements changes to meet regulatory expectations, and continues to respond to the external economic environment and cost of living pressures. Further information on key topics considered during the year and areas of focus and challenge by the Committee is provided on the following pages. I would like to thank my fellow Committee members for their continued commitment, support and challenge during what has been an unpredictable and eventful year, and throughout my tenure as BRC Chair. Morten Friis Chair of the Group Board Risk Committee 16 February 2023 Membership Patrick Flynn is chair of the Group Audit Committee of which I am also a member. Lena Wilson is chair of the Group Performance and Remuneration Committee (RemCo). This common membership helps to ensure effective governance across the committees. Francesca Barnes joined NWH Ltd’s BRC in September 2022. Francesca, Graham Beale and Ian Cormack attended Committee meetings as observers in their capacity as members of NWH Ltd’s BRC. Meetings of the Group and NWH Ltd’s BRCs share much of a common agenda and are generally run in parallel. “BRC has helped to ensure that NatWest Group is purpose-led in its decision-making through its oversight of risk management frameworks and in overseeing and advising the Board on both current and potential future risk exposures.” Letter from Morten Friis, Chair of the Group Board Risk Committee Regular attendees at BRC meetings include: the Group Chairman, Group CEO, Group CFO, Group CRO, Group Chief Legal Officer and General Counsel, Group Chief Audit Executive, and the external auditor. External advice is sought by the Committee where appropriate. NatWest Group | 2022 Annual Report on Form 20-F 103 BRC comprises four independent non-executive directors. The details of the members and their skills and experience are set out on pages 72 to 75. Robert Gillespie stepped down as a member of the Committee when he stepped down from the Board on 15 December 2022. I would like to thank Robert for his long-standing commitment and contribution to the Committee.

Meetings and visits Outside formal meetings, the Committee met with the Risk Leadership Team and held additional sessions to consider improvements to the risk management report and the development of the risk management strategy. Dinners were arranged to discuss the Retail strategy from a risk perspective and to consider the operation of the Committee. Members of the Group and the NWH Ltd BRCs also undertook a programme of visits to the Risk, Internal Audit and Finance functions, in conjunction with members of the Group and the NWH Ltd Audit Committees. Performance Evaluation Throughout the year the Committee acted in accordance with its terms of reference. The annual review of the effectiveness of the Board and its senior Committees, including BRC, was conducted internally in 2022. The PRA also conducted a review of the BRC. The Committee held a dedicated session to discuss its performance. The session was structured around a number of themes: focus and priorities; reporting and operating rhythm; committee effectiveness and culture and dynamics. The Committee agreed that it was operating effectively and believed it discussed all principal and emerging risks and challenged management appropriately. The Committee suggested that there needed to be continued focus on prioritising agendas to try to reduce the volume of papers and to allow sufficient time for discussion. Continued improvement in the quality of papers and timeliness of data presented to the Committee was also desired. These will be areas of focus for 2023. Corporate governance continued 104 NatWest Group | 2022 Annual Report on Form 20-F There were eight scheduled meetings of the Committee held in 2022. Six of the eight meetings were held in person, with the remaining two meetings held virtually during the year. Details of meeting attendance can be found on page 77.

Principal areas of Board Risk Committee focus in 2022

The table below describes the Board Risk Committee's principal areas of focus in 2022, alongside key outcomes and stakeholders considered.

Theme	Principal areas of Board Risk Committee focus	Outcomes
Financial crime	Oversight of the management and return to appetite of financial crime risk, which continues to be a principal risk for NatWest Group. Quarterly updates were presented from all three lines of defence. These included progress updates on return to appetite plans, transformation and emerging risks/issues. Additionally, the Committee considered the Money Laundering Reporting Officer's (MLRO's) report* and the enterprise-wide financial crime risk assessment. The Group CRO reported on the financial crime risk profile and remediation progress at each meeting.	Throughout the year, the Committee challenged management on return to appetite timetable, adequacy of resource and external support, and the pace of transformation and remediation to protect customers by driving improvements in financial crime. This included interrogating any differing views among the three lines of defence on confidence in the return to appetite timeframe. Additionally, in anticipation of the return to appetite the Committee ascertained from management the level of funding required to maintain risk appetite and the evolution of financial crime risk to ensure that threats were monitored and mitigated effectively. The Committee acknowledged the significant progress on financial crime made during the year, which was supported by all three lines of defence.
Model risk	BRC maintained close oversight of management activity to return to appetite for model risk through quarterly detailed updates, including the development, validation, and submission of Internal Ratings Based models for regulatory approval. In intervening months, updates were given via the risk management report.	The Committee closely monitored the number of models that had been revised, enhanced or removed due to changes in the external environment. It held management to account on return to appetite plans and challenged and agreed proposed recalibration of the model risk appetite measures to take account of regulatory approvals. It sought to understand model risk appetite breaches and resultant actions. It asked for comfort on resource contention, particularly from a technology perspective to ensure model risk was appropriately prioritised.

*Reviewed by BRC in line with the Committee's role to review reports and regulatory submissions on behalf of the Board and recommend them for approval.

NatWest Group | 2022 Annual Report on Form 20-F 105

Corporate governance *continued*

Theme	Principal areas of Board Risk Committee focus	Outcomes
Risk function oversight and risk management strategy	BRC monitored the effectiveness of the Risk function, including the self-assessment undertaken by Risk supported by independent review and validation by the Internal Audit function. The Committee oversaw the development of a risk management strategy across all three lines of defence.	Whilst the Risk self-assessment concluded that the Risk Function was materially effective and met regulatory expectation, a number of improvements were identified by both Risk and Internal Audit assessments. The Committee requested that a combined action plan with detailed milestones was developed, and progress updates provided to the Committee to ensure that continued improvements were delivered at pace. These updates were discussed by the Committee, and as necessary management were held to account on progress and timelines. The Committee provided detailed feedback on the risk management strategy to ensure it was appropriately aligned with NatWest Group strategy and relevant to all three lines of defence.
Enterprise-wide Risk Management Framework (EWRMF) embedding (including risk appetite and RCSA activity)	The EWRMF is NatWest Group's primary risk management and risk governance document providing a framework for NatWest Group's overall approach to managing risk. The EWRMF is approved annually by the Board following the Committee's recommendation. The Committee considers EWRMF implementation to be vital to NatWest Group's robust risk management and control framework. BRC monitored the effectiveness of the risk management framework, including the development of RCSAs. Further details can be found in the Risk and capital management section of the report on page 162.	The Committee requested regular updates on embedding of EWRMF, particularly implementation of the RCSA process which included detailed oversight of achievement of milestones, ensuring that anticipated benefits were delivered in the control environment and that lessons learned from the initial pilots were incorporated into subsequent assessments. Internal Audit's year end review concluded that while some improvements were needed, the RCSA programme had made good progress on delivery and that RCSA activity overall was driving better risk awareness and understanding of the end-to-end process. The annual review of the EWRMF was presented to the Committee in December 2022. It was recommended to the Board for approval and was supported by Internal Audit's review of EWRMF, which stated that, overall, it was a comprehensive framework. The Committee oversaw the refresh of both qualitative risk appetite statements and the quantitative risk appetite measures in line with the EWRMF. Additionally, it monitored the risk profile of NatWest Group relative to risk appetite. The Committee provided feedback to ensure that the measures met regulatory expectations and were robust. The Committee challenged management to ensure risk appetite limits and triggers were set appropriately, with changes made to the proposed limits and triggers as a result. In particular, the Committee was keen to ensure that risk appetite for NatWest Markets was appropriate. The Committee received specific spotlights on all principal risks during the year and approved principal risk policies in respect of those risks under Board delegated authority. Internal Audit also reviewed the Risk Appetite Framework, concluding that this was a comprehensive risk framework, while recommending improvements to support the consistent use and setting of operational limits.

106 **NatWest Group** | 2022 Annual Report on Form 20-F

Theme Principal areas of Board Risk Committee focus Outcomes Risk profile and reporting Time was spent at every BRC meeting reviewing NatWest Group’s current and future risk profile relative to risk appetite, with a particular focus on the impact of economic pressures experienced by customers and colleagues, and scrutinising management’s actions to monitor and control exposures. Oversight included a detailed analysis of NatWest Group’s risk profile, including the UK and global economic outlook, principal and emerging risks and threats, and NatWest Group’s performance against risk appetite at each of its meetings via risk management reports. The Committee continued to seek further improvements to the format and content of the risk management report throughout 2022, with detailed feedback provided by the Committee to improve the timeliness of information reported and the manner in which the information was presented in order to highlight key messages and to enhance the level of opinion provided by the Risk function. Updates implemented included more detail on actions being taken to mitigate principal risks, progress on implementation of the EWRMF and RCSAs, actions to address findings from the risk effectiveness self-assessment, credit risk and the Commercial Real Estate portfolio. It is expected that this work will continue into 2023 to leverage benefits from ongoing transformation activity regarding risk and finance data. Other key areas of focus included financial crime and model remediation; regulatory compliance and conduct issues; operational and change risk. Reports on legal and regulatory developments and litigation risks were considered at each meeting. Quarterly reports were received from the Chairs of the management risk committees of the franchises and the board-level risk committees of material regulated subsidiaries providing an overview of issues being overseen and a channel for escalation of issues. The Chairs of the Board Risk Committees of material regulated subsidiaries were invited to join meetings throughout the year, providing updates on key areas of focus. NatWest Group | 2022 Annual Report on Form 20-F 107 BRC continued to focus on principal and emerging risks and the strategic impact of these. The impact of Russia’s invasion of Ukraine, including impacts to the economy, and the cost-of-living pressures affecting our customers and our colleagues was a key element of discussions throughout the year. Particular focus was given to the credit, conduct, Consumer Duty, and reputational aspects of both these risks and how these were managed from a risk perspective. In addition, a reputational risk spotlight focused on the effectiveness of the reputational risk framework with a spotlight on the cost-of-living crisis.

Corporate governance *continued*

Theme	Principal areas of Board Risk Committee focus	Outcomes
Transformation/ Major Change programmes	BRC maintained oversight of the delivery of NatWest Group's transformation and change programme and its position relative to risk appetite, including oversight of red and amber-rated programmes.	The Committee requested updates on specific programmes reporting red and challenged how interdependencies between programmes were managed and monitored and how strategic risks were being managed. BRC also challenged management on slippage of Objectives and Key Results (OKRs), and the unequal distribution of milestones across the year. A proposed Change Risk profile measurement methodology change was challenged by the Committee but ultimately supported following the provision of additional rationale. The Committee also received an update on the management of UBI DAC withdrawal risks as part of the withdrawal from the Republic of Ireland.
Conduct and regulatory compliance risk (including Consumer Duty and ring-fencing compliance)	The Committee reviewed changes to risk appetite measures and received regular updates on the conduct and regulatory compliance risk profile, the elements driving the elevated conduct and compliance risk profile (both internally and externally) and actions being taken to return to appetite. A spotlight on conduct and regulatory compliance highlighted the steps being taken to embed regulatory compliance within the risk operating model across NatWest Group and in response to the FCA's Consumer Duty expectations through leveraging NatWest Group's purpose.	The Committee supported the Board in overseeing management's progress in addressing Consumer Duty requirements through detailed review of the implementation plan prior to approval by the Board. It was acknowledged that timelines were challenging and there was significant work to do during 2023. To ensure progress was being monitored, the Committee requested a detailed milestone plan to implementation which it was agreed it would track closely. The Committee also sought assurance from management on appropriate funding and resource. The Committee was informed of management's approach to support the Board ring-fencing compliance attestation due in March 2023 and progress towards delivering the attestation.

108 **NatWest Group** | 2022 Annual Report on Form 20-F

Theme Principal areas of Board Risk Committee focus Outcomes Operational risk, operational resilience, and cyber security Operational risk has been a key area of focus for BRC throughout the year. It received regular updates on NatWest Group’s operational risk profile and risk appetite, with a particular focus on operational resilience, manual controls and information and cybersecurity. The annual spotlight on operational risk considered improvements made to the operational risk framework and oversight of change risk. The Committee considered the operational resilience self-assessment* in detail prior to approval by the Board, with important business services and associated impact tolerances operating as the foundation for the assessment. In addition, separate updates on information security were reviewed and BRC dedicated time to the consideration of cyber risk, the external threat landscape, the action being taken by management in response, and the results of the 2022 Cyber Stress test* in which NatWest Group participated. Given the number of operational risk related incidents and regulatory focus, the Committee requested additional detailed updates on operational risk performance and trends. The information and cybersecurity spotlight included consideration of any increased threat from Russia following the invasion of Ukraine. Additionally, BRC received updates on the results of a full scan of NatWest Group’s data centres and remediation activity carried out on Log4J vulnerabilities. The Committee requested a further update in respect of end of life systems and received assurance from management on the risk posed to NatWest Group, the sufficiency of investment, and how it compared to peers. Manual controls are a key area of concern for the Committee and the Committee requested an update on the management of manual controls and actions to reduce the number of manual controls was provided. The Committee will continue to receive information on the elimination of manual controls and drive to automation and requested that updates be included in every risk management report. The Committee queried the operational risk profile given recent payments issues and asked that consideration be given to whether risk appetite measures were appropriate. The Committee received assurance from management that an end-to-end review of payments technology and architecture was being undertaken. Given the extensive competition for talent and cost of living crisis, the Committee considered how people risk was being managed and mitigated across NatWest Group. *Reviewed by BRC in line with the Committee’s role to review reports and regulatory submissions on behalf of the Board and recommend them for approval. NatWest Group | 2022 Annual Report on Form 20-F 109

Corporate governance *continued*

Theme	Principal areas of Board Risk Committee focus	Outcomes
Data management and BCBS239	Data is an emerging area of focus for the BRC and it received reports on the data management risk profile, including the activity underway to transform data consumed by Risk and Finance functions for risk and regulatory reporting purposes and to respond to issues identified as part of an industry-wide data thematic review.	The Committee received regular updates on compliance with BCBS239, challenging management on its approach to assessment of NatWest Group's compliance status. Changes to the Risk Data Aggregation & Reporting Framework were reviewed and approved by the Committee under Board delegated authority. The Committee continues to have concerns on the timeliness and accuracy of some data and requested sight of plans to improve the risk reporting processes, particularly through the Risk and Finance Data Transformation Programme. The Committee asked to see regular updates on progress against programme milestones. An update on the programme was discussed at a joint BRC/GAC visit to Finance in December 2022 and will continue to be an area of focus.
Outsourcing and third party risk management	BRC maintained oversight of NatWest Group's outsourcing and third party risk management to facilitate oversight of the identification and management of third-party related risks. In particular, the Committee focussed on the Cloud Hosting strategy and management of related risks.	BRC discussed changes in Board accountabilities for Outsourcing following the publication on SS2/21. The Committee challenged management regarding how their approach satisfied regulatory expectations and requested further updates to the third-party risk management dashboards and policies which facilitated oversight of the identification and management of third-party related risks. The Committee requested clarification of the delineation of responsibilities between the Board and Executive and challenged management on its assessment of exit planning, including timings. In addition, the Committee recommended the outsourcing policies for Board approval. The Committee also considered the Cloud Hosting strategy which had been approved by management and received updates on management's response to the findings of a benchmarking review of NatWest Group's Cloud Hosting strategy compared to peer banks. The Committee considered the enhancement of risk appetite measures in relation to cloud hosting and the Committee requested that the proposed future approach to concentration risk be considered in response to Committee concerns. The Committee has requested further detail on NatWest Group's transition to the cloud.

110 **NatWest Group** | 2022 Annual Report on Form 20-F

Theme Principal areas of Board Risk Committee focus Outcomes Financial and Strategic risks Regular monitoring of principal financial and strategic risks is a pivotal part of BRC’s role both via routine risk reporting and via regular focused reports. BRC completed a detailed review of capital, funding and liquidity requirements and also reviewed capital distribution proposals prior to Board consideration. BRC received separate updates in respect of the retail and wholesale credit risk portfolios in addition to reporting on credit and market risk within the risk management report. The Committee also received updates on the Commercial & Institutional (ring-fenced bank) credit portfolio and credit decisions made by the Executive Credit Group. Further spotlights were considered in respect of traded and non-traded market risk. Credit and market risk – These updates provided insight into the sources of the risk, including asset quality, risk management approach and risk appetite, controls as well as testing and monitoring activity undertaken. The Committee challenged whether the level of the BRC’s oversight of traded market risk was appropriate and whether capabilities were comparable to peers. This resulted in traded market risk stress limits being revised and external insight from EY being provided. The Committee also questioned management on the measures being put in place to support customers in difficulties due to the cost of living crisis, including problem debt preparedness and monitoring for signs of stress. The Committee received regular status updates and assurances from management that a pro-active approach was being taken across NatWest Group and that there were sufficient resource levels in the customer services teams. ICAAPs, ILAAPs and Budget and Risk Appetite Stress Tests* – The Committee reviewed and recommended to the Board the scenarios to be used during 2023 for the budget process, IFRS9 management and for the monitoring of the risk profile relative to the approved Risk Appetite. BRC considered the budget and budget stress test as well as the ILAAP and ICAAP for the NatWest Group and recommended them to Board for approval. It supported Risk and Internal Audit improvement recommendations which will be incorporated in 2023 submissions. Capital distributions – The Committee provided detailed review of proposals to increase capital distributions to shareholders prior to approval by the Board, including an in-market buy-back and payment of a special dividend with consolidation features, following the improved projected capital position of NatWest Group. The Committee reviewed and recommended initial proposals for year-end capital distributions to the Board ahead of final approval in February 2023. The Committee challenged management on the appropriateness of reducing the level of capital held above regulatory supervisory levels, the manner in which capital would be deployed over the plan, and the level of anticipated future capital distribution. The Committee recommended the Capital Management Enhancement Plan to the Board for approval and had oversight of its delivery which would be required to support 2022 year-end capital distributions. Climate risk – The Committee considered the Climate Biennial Stress Test Results Round 2* (CBES 2) in detail prior to Board approval. Following the embedding of climate risk into the existing EWRMF, BRC received a spotlight on climate risk which considered the status of franchises and functions against maturity plans and embedding of the Climate Risk framework together with feedback from the PRA on CBES2. The continued challenge to achieving NatWest Group’s climate ambition and maintaining its position versus peers was discussed. *Reviewed by BRC in line with the Committee’s role to review reports and regulatory submissions on behalf of the Board and recommend them for approval. NatWest Group | 2022 Annual Report on Form 20-F 111

Corporate governance continued Theme Principal areas of Board Risk Committee focus Outcomes Stress testing, recovery plans and the resolvability self-assessment BRC reviewed in detail the stress testing activity undertaken by management to identify and monitor risks and threats. BRC also monitors and challenges the development of plans which would allow NatWest Group to be dealt with effectively in the event of financial failure. Stress testing scenario – Stress testing scenarios used to monitor and measure risk profile have been kept under close review by the Committee given the significant changes to the external environment and the importance of capturing the range of outcomes NatWest Group needs to be prepared for. Management responded quickly to the impact of the Russia/Ukraine conflict providing the Committee with updated scenarios to reflect the range of potential risk and uncertainties posed. BRC considered the stress scenarios to be used for monitoring a moderate, severe and extreme stress, including for the 2023 Bank of England Annual Cyclical Scenario (ACS) Stress Test and recommended the same to the Board for approval. Bank of England stress tests –– BRC challenged and scrutinised the outputs of the 2022 Bank of England Annual Cyclical Scenario (ACS) Stress Test* and recommended it to the Board. Overall, the results showed that NatWest Group remained within risk appetite and remained above regulatory thresholds in all stress scenarios, which the Committee noted reflected strong capital and risk management by NatWest Group. The Committee questioned management on the results, focusing particularly on ensuring that the results and the methodology met regulatory expectations. The Committee sought clarity on the Prudential Regulation Authority’s views of the credit submission. Recovery Plan – BRC performed a detailed review of changes to the NatWest Group Recovery Plan* prior to approval by the Board. The Committee noted the mature process now in place and improvements that had been implemented in the past year. It was acknowledged that NatWest Group had adequate capacity and capabilities in a recovery scenario. Resolvability self-assessment – The Committee reviewed the Resolvability self-assessment* and recommended the final submission to the Board for approval. The Committee discussed market disclosure requirements and future reporting requirements. It considered management’s response to regulatory feedback on the Resolvability self-assessment particularly the Board’s role in resolution, and was keen to understand how NatWest Group compared to peers. BRC received updates on resolution planning and retained oversight over material Resolution Programme deliverables to year end, including Operational Continuity in Resolution. *Reviewed by BRC in line with the Committee’s role to review reports and regulatory submissions on behalf of the Board and recommend them for approval. 112 NatWest Group | 2022 Annual Report on Form 20-F

Theme	Principal areas of Board Risk Committee focus	Outcomes
Control environment	BRC continued to monitor the effectiveness of internal controls required to manage risk and was provided with updates regarding the control environment ratings of NatWest Group, franchises, functions, services, and legal entities.	Particular areas of focus were in respect of financial crime, model risk, operational risk and data risk. The Committee received regular updates on trends in Early Escalation Events and management focus on the culture of escalating issues timeously. The Committee reviewed and supported management's report on the effectiveness of internal controls required to manage risk. BRC received updates on Intelligent Risk Taking as a fundamental pillar within the One Bank culture. This included an update on the development of further guidance regarding expected behaviours including examples. The Committee continuously challenged progress towards a CE2 rating as it came through in a number of discussions through the year. The Financial Crime CE rating was a particular area of focus.
Accountability and remuneration	BRC continued to provide oversight over the risk dimension of performance and remuneration arrangements, as well as accountability review recommendations, working closely with RemCo.	**Remuneration** – The risk and control goals of the NatWest Group Executive Committee members and relevant attendees (ExCo) were considered by the Committee, with particular focus on ensuring alignment with regulatory expectations. These were recommended to RemCo, together with the individual performance goals for the Group Chief Risk Officer. In addition, the Committee considered the risk and conduct performance of ExCo and made recommendations to RemCo regarding risk related adjustments to variable pay, including annual bonus awards, the grant of relevant Restricted Share Plan awards and vesting of the 2020 Long-Term Incentive awards, thereby ensuring fair reflection of risk and conduct performance in variable pay award and vesting outcomes. More generally, the Committee considered and recommended to RemCo adjustments to NatWest Group's bonus calculation to reflect NatWest Group's risk and conduct management performance. **Remuneration policy** – The Committee conducted its annual review of the Material Risk Taker identification process. In addition, the Committee commissioned a review of its role in the NatWest Group's remuneration governance framework. The review concluded that, whilst the Committee's involvement in performance and remuneration arrangements is in line with both regulatory expectations and UK peer banks, improvements were required to the format and content of remuneration-related materials presented to the Committee. Improvements are underway and will remain a focus in 2023. **Accountability** – The Committee continued its oversight of regulatory reportable events, other material investigations and resultant accountability review recommendations, ensuring the appropriateness of these recommendations from a risk perspective. Further detail on how risk is considered in remuneration decisions can be found in the Report of RemCo from page 124.

NatWest Group | 2022 Annual Report on Form 20-F 113

Corporate governance continued Report of the Group Sustainable Banking Committee Dear Shareholder, I am pleased to present my fifth and final report as Chair of the Group Sustainable Banking Committee (the Committee or SBC). Delivering against the purpose-led strategy The Committee continued to support the Board in overseeing, supporting and challenging actions being taken by management to run the bank as a sustainable business, capable of generating long term value for stakeholders. This included playing an important role in overseeing progress and performance against NatWest Group’s purpose-led strategy on behalf of the Board. This year our agendas and discussions have reflected the challenging external environment, both economic and regulatory, and how it is impacting our stakeholders as well as our sustainable business model. In response to feedback arising from the 2021 performance evaluation and working together with the management team, we have worked to drive action and effect change in the areas within our remit. 2022 Highlights We held several spotlight sessions throughout the year, covering the pillars of our purpose (climate, learning and enterprise), as well as customer, people and culture, and conduct and ethics. The views of internal and external stakeholders were sought wherever possible and meeting time was prioritised towards meaningful debate and discussion. Membership, Meetings and Escalation There were no changes to the Committee’s membership during 2022. Membership of the Group Sustainable Banking Committee continued to comprise three non-executive directors as members, with two non-executive directors from NatWest Group’s ring-fenced bank Board observing, along with management attendees. More details of membership and attendance of the Committee can be found in the Corporate Governance report. The Committee continues to hold five meetings per annum and reports to the Board on the Committee’s activities after each meeting, escalating matters for the Board’s attention as appropriate. An ad hoc meeting was scheduled in 2022 to revisit Climate transition plan progress including management actions raised ahead of consideration by the Board. The Committee operates under delegated authority from the Board and its terms of reference are available on natwestgroup.com. These are reviewed annually and approved by the Board. Performance evaluation The annual review of the effectiveness of the Board and its senior committees was conducted internally in 2022. It was determined that the Committee continued to operate effectively and have in-depth discussion on areas of critical importance to the purpose and long-term sustainability of NatWest Group. It was suggested that the structure of meetings be re-visited to receive more frequent updates on key matters, including emerging issues and not be duplicative with other forums. The Committee is keen for its discussions to be useful for management whilst driving further action. In 2023 the Committee will look to ensure the areas considered by the Committee continue to add value to the Board and management, with well structured, forward-looking, customer-focused and strategic discussions. Challenging views and a diverse range of insights will continue to be sought to support the 2023 meetings. The Committee operated within its terms of reference during the year. In July, the Committee’s terms of reference were broadened to incorporate environmental (including biodiversity, forests and water) oversight to help promote the topic within the Board-level governance framework and this will be an area of focus in 2023. Conclusion The Committee has continued to effectively support the Board in overseeing progress on the embedding of purpose, which will drive NatWest Group as a sustainable business generating long-term value for stakeholders. We have continued to benefit from a broad range of internal and external stakeholder perspectives, to better understand how NatWest Group’s actions are supporting our customers, colleagues and society. I would like to take this opportunity to thank everyone who has contributed to the Committee’s activities during 2022 and throughout my tenure as Committee Chair, including my fellow directors, attendees, and presenters, for their commitment and dedication. Mike Rogers Chair of the Group Sustainable Banking Committee 16 February 2023 Letter from Mike Rogers, Chair of the Group Sustainable Banking Committee “This year our agendas and discussions have reflected the challenging external environment and how it is impacting our stakeholders as well as our sustainable business model.” 114 NatWest Group | 2022 Annual Report on Form 20-F

Below are the key discussion points and outcomes for 2022. Theme Principal areas of Committee focus Outcomes Climate and broader environmental progress The Committee discussed climate change action and progress across the broader environmental agenda. This included updates on the challenge faced, new initiatives, carbon measurement, and a detailed discussion on climate transition sector plans. The Committee welcomed representatives from an external asset management firm to share their views on NatWest Group’s climate and ESG progress and to help promote investor voices in the boardroom. The Committee reviewed NatWest Group’s Environmental, Social and Governance rating performance and key themes arising in relation to this. The Committee considered steps being taken and analysis of the current position on decarbonising the bank’s supply chain to support efforts to achieve NatWest Group’s net zero ambition in relation to its own operations. The work emphasised how purpose is embedded in NatWest Group’s whole eco system. Further updates will be provided as implementation continues. Discussion and challenge focused on: • Decision-making: We discussed management governance and the role of the Climate Executive Steering Group and Reputational Risk Committees in considering challenging decisions. In the context of carbon measurement, it was acknowledged that the process of systematically transforming the organisation will take time; • Assurance: We discussed how we as the Board can get comfortable with the underlying data supporting the external disclosure and the assurance activity underway with NatWest Group’s external auditors; • Prioritisation & opportunities: We learned more about the sectoral interdependencies and interconnected actions/ opportunities from the management teams involved. The emerging commercial opportunities are also something to factor into our future Board strategy sessions; • Policy influencing: Following on from an action raised by the Committee, management presented their policy influencing plan which focused on home energy given the particular challenges felt in that sector. • The Committee also sought further detail on sector plan progress ahead of Board discussion and an ad hoc meeting was arranged to address this. NatWest Group | 2022 Annual Report on Form 20-F 115

Corporate governance *continued*

Theme	Principal areas of Committee focus	Outcomes
Customer experience	The Committee considered actions being taken by management to improve customer service and experience across key customer segments. Committee discussion focused on vulnerable customers and problem debt in response to the economic environment and provided an important customer and colleague listening opportunity, as well as a chance to get into the detail on some experimental work. The Committee had a spotlight session on customer journey improvements stemming from complaints data analysis assessed at the Voice of the Customer forum. The Committee also received the annual Internal Audit Behavioural risk review. This provided an overview of the work of the team during the year to understand customer behaviours and outcomes quantitatively, highlighting the good progress made in remediating issues and opportunities to enhance understanding and evidencing.	The Committee agreed that it supported the approach to customer journeys, and explored scaling opportunities and the associated challenges. In the context of the cost-of-living crisis, we were joined by the frontline Financial Health & Support telephony team to listen to real customer calls. Two key challenges discussed with the Financial Health & Support teams were supporting colleagues' mental health and responding to the growing issue of supporting vulnerable customers. The Committee requested further detail on NatWest Group's vulnerable customer strategy, acknowledging the increasing number of customers deemed vulnerable. This became part of wider Board and Executive discussion on Consumer Duty and ensuring that NatWest Group has a sustainable strategy as a relationship bank in a digital world for all customers.
Enterprise	The Committee received updates on how the business supports NatWest Group's ambitions in relation to Enterprise. Progress and future plans for Enterprise were reported to the Committee, including a spotlight on the partnership with Aston University to develop impact-based reporting measures. External insight was also provided from Martin McTague, Federation of Small Businesses.	The Committee discussed both the growth opportunity and challenges in relation to NatWest Group's Enterprise ambitions. The Committee noted the innovative approach presented in relation to measuring impact, which would provide robust analysis and metrics upon which stakeholders could measure NatWest Group. The Committee discussed the challenges around building customer confidence during challenging financial times in the small and medium-sized enterprises market and how partnerships could be used to provide layered support for customers in these circumstances. The Committee encouraged management to focus on how NatWest Group can leverage its products and communicate with customers in an impactful way as a relationship bank in a digital world.

116 **NatWest Group** | 2022 Annual Report on Form 20-F

Theme Principal areas of Committee focus Outcomes People, Culture and Learning The Committee oversees action taken by management to engage today’s workforce and build the workforce for tomorrow. It focused on work being undertaken on talent acquisition; internal mobility and reskilling; and strategic workforce planning for the future. We invited colleagues to join the meeting to provide their experience of upskilling and reskilling. The Committee reviewed progress of the cultural change to building a purpose-led bank through consideration of our colleague survey results and workforce policies and practices, including how our values and purpose are at the centre of our approach to support long term, sustainable success and driving a diverse and inclusive workforce. The session considered the strategic future for the workforce at a macro level and highlighted the scale and criticality of the people transformation for the organisation in the next three to five years. The changing nature of the mindset and skills of the workforce of the future was discussed. Challenges of attracting talent, recruiting at speed, retaining colleagues and reskilling were all considered. The Committee noted the commitment to supporting colleagues through internal mobility and reskilling and developing the talent pipeline and discussed the scale of the ambition. The Committee requested further detail on the shape and size of programmes in future and noted the inherent risk of dilution of experience and knowledge whilst retaining the organisation’s culture as a result of the changing workforce. Strategic workforce plans for the future were outlined and will be considered again at a future meeting once further evolved. NatWest Group | 2022 Annual Report on Form 20-F 117

Theme Principal areas of Committee focus Outcomes Conduct and Ethics In support of the Committee’s responsibilities to challenge management on ensuring decisions are purpose-led, the Committee’s session on conduct and ethics focused on the important area of financial wellbeing and work across Retail to support the financial health of customers. Updates on previous Committee discussions on improving the Financial Health Check, branch strategy and branch culture were provided. We were joined by Caroline Siarkiewicz (CEO, Money and Pension Services (MaPS)), who provided external insight and an overview of the MaPS UK strategy for financial wellbeing and current demand and usage levels as a result of macro events such as cost of living pressures. SBC considered NatWest Group’s updated Human Rights Position Statement and Modern Slavery and Human Trafficking Statement and recommended them to Board for approval. The Committee was provided with a comprehensive update on progress on Human Rights. • Financial wellbeing: The session provided the Committee with a comprehensive update on key activities and actions underway to advance NatWest Group’s approach to financial wellbeing. This included discussion on the future vision of the financial wellbeing proposition and roadmap to deliver, as well as how our colleague, channel and product strategies will support customer wellbeing. The Committee discussed how a more advanced and personalised offering for customers could be achieved through data and online and physical presence and how potential conduct implications could be managed. The importance of helping customers build lasting financial capability habits and how NatWest Group’s tools could support this were examined. External insight highlighted the significance of local and regional collaboration and the Committee suggested consideration be given to NatWest Group’s presence in regional areas to support this. The Committee discussed the number of bodies supporting financial wellbeing and how impact could be scaled through a more coordinated approach. • A spotlight on mortgages was provided in the context of the current environment, including the impact of interest rates and end of fixed term rates and the Committee considered the actions being taken to support customers. • Human Rights and Modern Slavery: Modern Slavery discussions focused on supply chain and third party contract controls to ensure NatWest Group’s principles are upheld by its suppliers. The Committee noted the progress made in relation to human rights and the challenges faced and actions being taken to drive improvement. Reflecting on ESG benchmarks and ratings, the Committee challenged whether more could be done to ensure NatWest Group’s public disclosures reflect the work undertaken, particularly in relation to social issues. Corporate governance continued 118 NatWest Group | 2022 Annual Report on Form 20-F

Theme Principal areas of Committee focus Outcomes Supporting long-term value creation The Committee received a purpose dashboard at each scheduled meeting allowing it to monitor progress towards our strategic purpose targets and metrics. It had oversight of cost-of-living metrics and actions being taken by management to support our customers, communities and colleagues. The Committee also considered its role in the performance and remuneration process, agreeing it was appropriate for it to continue to provide advice to the Group Performance and Remuneration Committee on customer, strategy and people-related measures, advocating for sustainable targets within the incentive framework. The Committee noted progress made on the UN Principles for Responsible Banking and the target setting requirements, noting that most, but not all, criteria were currently met. The Committee sought improvements in the presentation of the dashboard to improve clarity. It challenged whether targets were sufficiently ambitious, progress on CMA rankings, and the effectiveness of financial capability targets for improving financial health. The Committee found the costs of living dashboard a useful tool to oversee NatWest Group’s position and monitor the actions being taken. They discussed how customers were being supported in relation to mortgages and future activities in development. NatWest Group | 2022 Annual Report on Form 20-F 119

Report of the Technology and Innovation Committee Dear Shareholder, I am delighted to present my third report as Chair of the Technology and Innovation Committee (the Committee or TIC). TIC is responsible for supporting the Board by overseeing, monitoring, and challenging the actions being taken by management in relation to technology and innovation. In doing so, the Committee also gives due consideration to NatWest Group’s purpose throughout discussions. Authority is delegated to TIC by the Board and a regular report of the Committee’s activities is provided to the Board. The terms of reference are available on natwestgroup.com. These are reviewed annually and approved by the NWG Board. During 2022, the Committee has played an important role in helping to support and challenge management plans to develop sustainable relationships with our customers through technology and innovation. Below is a summary of the themes and principal areas of focus of the Committee during the year. Membership and meetings The Committee is supported by management and the Group CEO, Group CFO, Group Chief Information Officer (previously the Chief Administration Officer), Group CRO, Director of Strategy & Corporate Development and Chief Technology Officer are all standing attendees. External insights were provided through the updates provided by management and through attendance by external guests. The Committee held four scheduled meetings during 2021. One meeting was convened virtually with three meetings held in person. Performance evaluation The 2022 review of the Committee’s effectiveness was undertaken internally. Key findings included a reduction in the number of meetings to three longer meetings each year from 2023; the opportunity for management to make greater use of the Committee as a sounding board; and consideration of how the expertise of the Technology Advisory Board could be leveraged more. It was agreed that these actions would be addressed during 2023. The Committee continued to act in accordance with its terms of reference throughout the year. Conclusion I am delighted to chair this Committee as it continues to support the Board in an area core to the Group’s purpose to champion potential, helping people, families, and businesses to thrive. The Committee’s primary focus is on management plans to leverage changes to future technology, the innovation landscape and its impact on NatWest Group’s purpose to ensure we remain relevant for the future and improve service provided to the customers, colleagues and communities which we serve. I want to take the opportunity to thank the Committee members and attendees for their continued commitment during 2022. Yasmin Jetha Chair of the Technology & Innovation Committee 16 February 2023 Letter from Yasmin Jetha, Chair of the Technology and Innovation Committee “The Committee has played an important role in helping to support and challenge management plans to develop sustainable relationships with our customers through technology and innovation” Corporate governance continued 120 NatWest Group | 2022 Annual Report on Form 20-F The Committee is comprised of three non-executive director members, Frank Dangeard, Patrick Flynn, and me. More details of membership and attendance at meetings can be found on pages 77 of the Governance Report. As agreed, as part of the 2021 Committee evaluation, an invitation to each TIC meeting was extended to all Board members and a number of Board Directors have attended meetings during the year.

Theme Principal areas of Committee focus Outcomes Digitisation of NatWest Group to deliver enhanced customer value The Committee has considered how the modernisation of our technology is helping us better address customer needs, and improve the health and resilience of our estate. To support this area of focus the Committee received an update on modernising technology and progress made by NatWest Group. In particular on resolving legacy and complexity issues in respect of the architecture, allowing increased agility and responsiveness to customer and colleague needs. This included the use of predictive modelling of customer lifetime value. The Committee also discussed the evolution of open finance from a response to a regulatory requirement to focus on new products, services and revenue streams which leverage the modern architectural patterns used within NatWest Group. A spotlight on the use of the cloud, including how NatWest Group leveraged a variety of hosting environments; and how this would drive competitive advantage was considered. Finally, an update on the data strategy was provided. Modernisation of the technology estate: The Committee was keen to understand how NatWest Group was positioned versus peers. The Committee queried how challenges resulting from internal processes slowing progress on delivery for customers and colleagues would be addressed and encouraged strong linkage to important business services and customer journeys to ensure customer centricity of design for new architecture. A spotlight on a new depository services platform within C&I, which would help protect investors and oversee fund managers, was provided. Open finance: Management explained the approach to driving increased commercialisation of open finance and the Committee discussed the potential size of the opportunity together with how initiatives could be used across the organisation. Leveraging cloud: The Committee discussed NatWest Group’s position versus peer banks, with reference to a Gartner research paper, and how this aligned with regulatory views on NatWest Group’s position. Consideration was given to the potential impact of the entry of large cloud service providers into financial services. Data Strategy: The update considered potential disruption to NatWest Group’s income streams from big technology companies. It also considered the purpose-led approach to the implementation of the data strategy with firm guardrails established to ensure that public trust was not eroded. NatWest Group | 2022 Annual Report on Form 20-F 121

Corporate governance continued Theme Principal areas of Committee focus Outcomes Powered by partnerships, Ventures and Innovation The Committee focused on the culture and use of new technology, innovation and partnership, including how we prioritise, partner and work. This included an update on the Ventures portfolio with deep dives on Mettle (our digital banking proposition for small businesses to combine their current account with invoicing, payments and bookkeeping capabilities) and Take Payments formerly Tyl (merchant acquiring) and PayIt (send and receive payments); and a deep dive on NatWest Group’s approach to partnerships. Ventures: Key areas of discussion included the progress made on the growth ambitions for Take Payments and the launch of the cloud based platform for Mettle. Lessons learned including the level of talent attracted, support from the franchises and funding were considered. Use of NatWest branding for new innovation activity was discussed noting that this was in line with the decision to merge innovation with main business activity. Partnership update: considered how partnerships were being developed, were focused on genuine customer need, and were carried out on a One Bank basis. The culture of partnership working was considered and the Committee sought confirmation that a One Bank approach was taken to prioritisation decisions and allocation of seed funding. Useful external insights and commentary on NatWest Group as a partner were provided by Tim Larder and Dr Matt Wood from Amazon Web Services. The importance of speed in moving from ideation to proof of concept was emphasised and NatWest Group’s position versus peers in the UK was noted. 122 NatWest Group | 2022 Annual Report on Form 20-F

Theme Principal areas of Committee focus Outcomes Future Ready The Committee sought to understand the role NatWest Group can play in the value chain and future financial services to stay relevant to customers. This included discussion of the use of technology by the Security team and potential future opportunities to monetise NatWest Group’s services; NatWest Group’s approach to digital assets; and the evolving future landscape and technology trends. Security, Trust & Protection: The Committee considered how NatWest Group’s position as trusted data custodian could help support customers from a security perspective, particularly customer identity attribute sharing and opportunities to help reduce levels of fraud across the industry. The challenges in progressing initiatives, including the value of industry-wide solutions and legal and regulatory hurdles was discussed. This is an area that will continue to be kept under consideration and investment in future. Digital Assets: The outcome of pilot activity undertaken to test NatWest Group’s appetite to offer digital currencies to a range of customer groups was discussed and the reduced attractiveness of digital currencies following external market developments was noted. The potential broader future use of digital assets and digital ledger technology would continue to be kept under review given the potential impact in future periods. Evolving landscape: the evolving landscape was discussed through consideration of five themes: digital, personal, embedded, safe and secure and polarised. Key areas of discussion included the evolution of AI capabilities and the importance of staying relevant to customers. The Committee recognised the need for safety and security of customer information and the opportunity to assist with technology skills and education for vulnerable customers as important considerations in NatWest Group’s response to the evolving landscape. Following discussion, the Committee requested future updates in respect of how the blurring of the physical and digital worlds might impact financial services and what NatWest Group’s response would be; and sight of NatWest Group’s response to recent regulatory consultations regarding the impact of big technology on Finance and a summary of the activity of other regulators in respect of digital markets. NatWest Group | 2022 Annual Report on Form 20-F 123

Directors’ remuneration report Dear shareholder, This is my first report as Chair of the Group Performance and Remuneration Committee having succeeded Robert Gillespie in September 2022. I would like to place on record my sincere thanks to Robert for his considerable contribution to remuneration practices at NatWest Group. Robert steered the committee with great skill and determination through a period of significant transition for the organisation. I have been a member of the committee since April 2020 which has helped to facilitate a smooth handover in our responsibilities. Supporting our colleagues with the cost of living I want to begin by acknowledging that, very understandably, the cost-of-living crisis has been a great concern for many of our customers and colleagues. As a committee, we have discussed the impact of this situation at length and the ways in which we can help colleagues through this difficult and unsettling time. Our colleagues are at the heart of our purpose and our aim has been to respond in a sensitive and transparent way, as we have done throughout the COVID-19 pandemic. As part of the process, we dedicated time to understand the concerns of individuals across the organisation. I have been particularly close to this in the role I held as Chair of the Colleague Advisory Panel. This has given me a deep understanding of our wider workforce practices and how colleagues feel about working for NatWest Group. Our approach to remuneration is that colleagues must be paid fairly for the role they perform and in ways that support our values and culture. Support for colleagues over the last 12 months April 2022 – scheduled annual salary review • 3.6% average increase across our global workforce, our largest investment in pay for over five years. • Majority of our most junior UK colleagues received at least 4% with 38% receiving 5% or more. September 2022 – additional targeted action • c.22,000 of our lowest-paid colleagues globally received a further permanent pay rise. • UK colleagues earning £32,000 or less received a 4% salary increase and we increased our salary ranges by 4%. This resulted in an average increase of £1,000 for impacted colleagues. • Our investment in fixed pay in April and September 2022 combined was £115 million per annum, an increase of 85% on 2021. December 2022 – further support announced • A one-off cash payment in January 2023 to approximately 60,000 colleagues, worth £1,000 for UK colleagues. • From April 2023, nearly 90% of our junior UK colleagues (A and B grades) covered by our negotiated pay approach will receive a salary increase of at least 7%, and almost two thirds will receive 8% or more, on top of the £1,000 payment in January. • Broad parts of the UK workforce, including A to C grade colleagues, will receive salary increases of at least £2,000 and salary ranges have also been improved by 6% or more since September 2022. This support is in addition to the significant investment in colleagues’ learning, development and wellbeing. Letter from Lena Wilson, CBE Chair of the Group Performance and Remuneration Committee 124 NatWest Group | 2022 Annual Report on Form 20-F

Following an extensive data-led review of pay across the organisation, a permanent uplift to base pay of 4% was agreed to support our lower paid colleagues from September 2022. This targeted action was made in consultation with our employee representative bodies and welcomed by many, and was intended to help those colleagues most likely to be affected by the sudden spike in inflation. However, I know that cost-of-living pressures have intensified since then and are being felt broadly across the workforce. We have sought to build on this action as part of our year-end pay decisions for 2022. In the next stage of our support, we made a one-off cash payment to around 60,000 colleagues (more than 95% of the workforce) in January 2023. We also announced significant salary increases to take place from April 2023 for a broad range of colleagues. If we look at the year-on-year position, a junior colleague in the UK will typically have received salary uplifts of 4% in both April and September 2022, a one-off payment of £1,000 in January 2023, with a further salary increase of c.7% to come in April 2023. In total this equates to a c.15% salary increase for most A and B grade colleagues. I believe this is a clear demonstration of our determination to invest in colleagues’ pay. The lowest starting salary will also rise to £22,000 on a full-time basis, an increase of 16% since April 2022. NatWest Group has been an accredited Living Wage employer in the UK since 2014 and sets pay levels above the real living wage (RLW) rates. We take a similar approach across our major hubs outside the UK. Following the early announcement of the new RLW rates in 2022, we agreed to immediately increase pay for our colleagues and relevant suppliers ahead of the May 2023 deadline. In these current extraordinary circumstances, we know that it is impossible to entirely insulate colleagues from inflationary pressures. However, we believe the actions we have taken will deliver a significantly improved and competitive level of pay in all our markets. We engaged again with our employee representative bodies and I am delighted that the latest proposal was supported by their members in the ballot. Our decisions aim to balance the current economic context and managing our long-term cost base with business performance and our need to pay fairly and retain critical market skills. It was important that we recognised the squeeze in living standards and the dedication of colleagues in delivering strong performance during a turbulent year. Other support for the wider workforce Financial wellbeing is vitally important and colleagues are supported with access to pension and protection products, shopping discounts, support with budgeting and help with managing debt. Over 20,000 colleagues contribute to Sharesave each month. Sharesave is available to 97% of colleagues, with participants across the UK, Ireland, India and Poland, and is particularly popular with our more junior colleagues. It provides an opportunity for colleagues to benefit from increases in the NatWest Group share price with limited risk, encouraging financial capability and aligning their interests with shareholders. Another way that we champion the potential of colleagues is by providing extensive development opportunities and dedicated learning days. During 2022 we extended this to give each colleague two days to learn new skills for the future. There is also a comprehensive wellbeing programme, supporting a range of mental health and financial health initiatives. I am also very proud of our new Partner Leave policies, promoting a shared approach to caring and helping growing families to thrive. The policies introduce the same pay and leave entitlements as local Maternity and Adoption Leave policies for eligible fathers and partners to share the caring responsibilities. Pay gap reporting We are making good progress in building a diverse, equitable and inclusive workplace and the committee reviews gender and ethnicity pay gap metrics as part of the process. This is the fifth year that we have published ethnicity pay gap information on a voluntary basis. For the first time, we have disaggregated our ethnicity pay gaps to compare Black, Asian, mixed and multiple and minority ethnic average hourly pay to that of White colleagues. We are confident that our colleagues are paid fairly and policies and processes are kept under review to make sure this continues to be the case. You can find full details of our pay gap reporting in the Strategic report and at natwestgroup.com. How we assess performance Our purpose-led strategic priorities are communicated to all colleagues. The performance goals and measures agreed for the executive directors flow through to the executive management team, adjusted as appropriate to reflect individual areas of responsibility. The remuneration construct agreed for executive directors also applies to members of the NatWest Group and NWH Executive Committees. This alignment at senior level is continued with performance goals and measures cascading further through the organisation, providing consistency in approach across the workforce. Performance against these goals and targets is directly linked to performance ratings and variable pay decisions at an individual level, and the business-level assessments are reflected in performance adjustments to the bonus pool. Performance highlights for 2022 In a difficult macroeconomic environment, NatWest Group has demonstrated resilience and performed strongly in 2022. Income has grown, reflecting increased lending in key areas and the impact of base rate increases. In assessing the performance of the executive directors, we made a downward adjustment for the material changes in the base rate against our assumptions for the year. The adjustment was made so that management did not benefit from the element of performance that we deemed to be outside their control. Our capital distribution plan has continued to deliver good value for shareholders and we are well placed to invest for growth and provide the support our customers need. NatWest Group | 2022 Annual Report on Form 20-F 125

Directors’ remuneration report continued Under the new Policy, annual bonus awards, with formulaic, weighted measures and purpose-led targets, are complemented by RSP awards that support longer-term performance and shareholder alignment. The Policy addresses our need for a more market-facing and competitive pay construct that still supports prudent risk management. The Board remains very aware of the importance of recognising good performance and the need to attract and retain highly talented colleagues. Greater performance-related pay results in expected compensation rising, with the increase being phased over two years given this is a significant change. For 2022, the first year of the Policy, expected compensation rose 10% for the CEO and 4% for the CFO. A further increase for performance year 2023, the second year of the transition, will result in NatWest Group moving closer to, but still below, the average expected compensation levels paid by other major UK banks. Strategic KPIs in annual bonus awards for 2022 Further information Return on Tangible Equity Income growth Cost reduction Medium-term capital target Strategic(1) (35%) Climate Customer Purpose, culture and people Enterprise and capability Personal (5%) CEO and CFO performance (1) ESG priorities are incentivised through the Climate, Purpose, culture and people, and Enterprise and capability elements of the scorecard. A risk modifier also applies, enabling risk performance to be assessed and awards reduced, potentially to zero. Remuneration outcomes for 2022 2022 was a strong year for the business and these results were directly reflected in remuneration outcomes. In the first year of the Policy, maximum bonus awards were limited to 85% of salary and RSP awards were limited to 125% of salary. The assessment of performance against the scorecard resulted in proposed awards for the CEO and CFO of 67.76% and 64.26% of maximum opportunity respectively. The committee considered this to be a fair reflection of an impressive performance, noting that the majority of targets were met or exceeded. While people and culture scores had deteriorated slightly, this was expected in the current macro environment and scores remain very strong compared to market norms. The committee also approved that RSP awards would be granted at maximum as satisfactory performance had been Performance highlights Income growth 26.15% 2021: 0.25% Attributable profit £3,340 million 2021: £2,950 million RoTE 12.3% 2021: 9.4% Climate and sustainable finance and funding £24.5 billion 2021: £17.5 billion Shareholder returns through dividends and buybacks £5.1 billion 2021: £3.8 billion Bonus pool for the wider workforce The bonus pool is based on a balanced range of strategically important measures, including financial performance, customer outcomes, colleague experience and diversity, risk and progress against our climate and purpose ambitions. The bonus pool was determined in the context of strong financial and capital performance, with the distribution of £5.1 billion to shareholders through buybacks and dividends. The committee agreed a 2022 bonus pool of £367.5 million for those colleagues who are eligible to receive an award. This is around 23% higher than the 2021 bonus pool, with the increase largely the result of strong performance, an increase in the number of bonus-eligible colleagues and the fact that last year’s bonus pool was materially reduced to reflect the fine imposed by the FCA on National Westminster Bank Plc in 2021 for past breaches of the Money Laundering Regulations 2007. Remuneration policy for executive directors We obtained approval for a new directors’ remuneration policy (the Policy) at our 2022 AGM. The Board was delighted with the strong level of support from shareholders, with around 93% of votes in favour. The final form of the Policy reflected feedback received from shareholders including a preference to reduce committee discretion in assessing performance. Our previous Policy differed in a number of ways to traditional practice, with no annual bonus and a unique long-term incentive construct that delivered significantly reduced quantum compared to peers. As disclosed in last year’s report, we considered shareholder guidelines that normally expect an appropriate discount, of at least 50%, to be applied when introducing restricted share plan (RSP) awards compared to a traditional LTIP. The committee was satisfied that the move to the RSP is aligned with the spirit of the guidelines as it delivers more than a 50% reduction when the RSP is compared to traditional LTIPs envisaged by the guidance. 126 NatWest Group | 2022 Annual Report on Form 20-F Details of how performance was considered for the 2022 RSP awards can be found on page 143. Financial (60%) The performance assessment against the bonus targets for 2022 is summarised on page 128 and set out in full on page 139.

achieved over the year prior to award. The vesting of the RSP awards will be subject to assessment against pre-determined criteria that take into account whether sustainable performance has been delivered over the three years after grant.

Long-term incentive (LTI) awards granted in 2020

LTI awards were granted to both executive directors in March 2020. Prior to the awards being granted to the CEO and CFO, reductions of 22% and 27% respectively were applied to the maximum award as a result of the pre-grant performance assessment over 2019. In December 2022, we considered whether anything had come to light since the grant which would change our original view of performance.

The outcome of the pre-vest assessment was that there had been no material deterioration in financial, customer, risk and culture performance since grant. Therefore, a sustainable level of performance had been achieved and no further adjustments were necessary under the pre-vest test.

2020 LTI shares	Maximum	Granted	Due to vest
Alison Rose	1,131,488	881,679	881,679
Katie Murray	881,679	646,565	646,565

The awards were granted at a time when the true impact of COVID-19 was just beginning to emerge. The committee has considered whether the vesting of these awards could result in a potential windfall gain. Using the methodology that we disclosed in our 2020 Directors' remuneration report, we looked at a range of factors including the LTI grant price against pre COVID-19 levels, the relative share price performance of NatWest Group and waivers and reductions applied to the executive directors' pay in the pre-vest period. The committee was satisfied that, taking all the relevant circumstances into account, no further adjustment for windfall gains was required. Further details on the performance and windfall gains assessment can be found on page 142.

Implementation of the Policy for 2023

In December 2022, we also approved salary increases for the executive directors at 3%, which is less than half of the average salary increase for the global workforce at 6.4%. The increases will apply from April 2023. As the transition period for the Policy has now ended, the maximum bonus opportunity for executive directors in 2023 will be 100% of salary and maximum RSP awards will be 150% of salary. The committee reviewed the 2023 performance measures for annual bonus awards and the underpin criteria for RSP awards, as detailed later in this report, which continue to align with our purpose-led strategy.

Looking ahead

How we reward and support colleagues will remain under the spotlight for some time, given the macroeconomic headwinds and competitive market for the best talent. We will continue to monitor the impact of the cost-of-living crisis on the workforce and look to balance the needs of all our stakeholders through our oversight of performance and remuneration. Our approach is founded on rewarding colleagues in a fair, sustainable and transparent way.

With this in mind, and to support the refreshed strategy announced in February 2023 and new financial plan, the committee has approved a new Sharing in Success scheme to award colleagues NatWest Group shares. The scheme is intended to recognise one bank behaviours, drive a performance culture with purpose-led outcomes and further align colleagues with our strategic direction.

Since 2017, all A grade and most B grade junior colleagues have received fixed pay only which provides protection from pay volatility. As our performance has improved, it feels like the right time to recognise the contribution of all colleagues to the bank's success. The scheme will be a welcome addition to our employee value proposition, alongside broader policy enhancements, which will help in light of market competition for talent.

Subject to performance criteria being met over 2023, the first awards will be delivered to colleagues in NatWest Group shares in 2024. Awards will have a maximum value of £1,500 per colleague (adjusted for local salary levels). All colleagues will be eligible under the scheme.

From my recent meetings with shareholders, I know that aligning ESG measures with executive directors' remuneration remains a priority area. It is vital that we deliver on our climate and broader societal ambitions. We will continue to use ESG performance metrics for variable pay that are demanding, quantifiable and clearly linked to our strategy.

We also discussed the UK Government's proposal to remove the bonus cap for UK banks, which is currently subject to consultation. The cap limits variable pay to no more than two times the level of fixed pay. NatWest Group has operated within a one-to-one ratio of variable to fixed pay since the regulations came into force in 2014.

The proposal is that, from performance year 2024, it will be up to UK banks to set an appropriate ratio between the fixed and variable components of total remuneration. Over the next year, we will assess any impact for NatWest Group and confirm details in our next report. Importantly, the strict rules relating to deferral, delivery in shares, and malus and clawback will all remain in place.

I hope this letter and the information that follows will explain our approach to remuneration for 2022. I am very grateful for the support received from our stakeholders during this process and would also like to thank my fellow committee members for their valuable contribution.

Lena Wilson, CBE

Chair of the Group Performance and Remuneration Committee
16 February 2023

NatWest Group | 2022 Annual Report on Form 20-F 127

Remuneration at a glance

Remuneration at a glance

Executive director remuneration outcomes (£000's)


Alison Rose
Katie Murray
Pay opportunity in first year of Policy
Minimum
2,382 2,382
1,633 1,633
On-target
2,382 477 1,403 4,262
1,633 325 956 2,914
Maximum
2,382 954 1,403 4,739
1,633 650 956 3,239
Maximum RSP 50% share price increase
2,382 954 2,104 5,440
1,633 650 1,434 3,717
Pay outcomes
Awarded for 2022
2,428 643 1,395 4,466
1,628 416 951 2,995
Single figure 2022
2,428 643 2,178 5,249
1,628 416 1,597 3,641
Fixed pay
Annual bonus
RSP award
2020 LTI

(1) The charts above show pay opportunity for the first year of the Policy together with two pay outcomes for 2022. On-target opportunity is based on annual bonus awards at 50% of maximum and RSP awards vesting at 100% of maximum. The maximum opportunity is also shown together with the impact of a 50% increase in the share price for RSP awards over the period from grant to vest, in line with disclosure requirements.

(2) The fixed pay awarded differs slightly from that under the Policy opportunity for 2022 due to salary increases applying part way through the year and the inclusion of some benefits where the amounts are not known until year end. Full details of benefits paid for 2022 can be found in the single figure table later in this report. The maximum bonus and RSP outcomes are based on salary earned during the year, which is slightly lower than the Policy opportunity due to the salary change applying part way through the year.

Pay awarded to the executive directors for 2022, including fixed pay, annual bonus and RSP is broadly in line with that expected under the first year of the Policy, with strong performance resulting in above target annual bonus outcomes. The single figure of remuneration, as set out on page 138, includes fixed pay and annual bonus for 2022 along with the estimated vesting value of the LTI award granted in 2020 under the previous Policy. Therefore it is a combination of the new and the old Policy.

Annual bonus scorecard outcome for 2022

	Annual bonus measures	Overall Weighting	Minimum / On target / Maximum	Weighted outcome
Financial (60%)	Go-forward group return measure	30%		26.44%
	Underlying income growth	10%		9.21%
	Cost reduction	10%		4.74%
	CET1 ratio post distributions	10%		5.00%
Strategic (35%)	Reduction in carbon emissions vs 2019 baseline	2%		2.00%
	Climate and sustainable finance in 2022	4%		4.00%
	Publish initial Climate transition plan	4%		2.00%
	Customer scores	10%		5.25%
	Purpose score	3.33%		1.53%
	Culture score	3.33%		1.53%
	Percentage of females in top three layers	1.67%		0.84%
	Percentage of colleagues from ethnic minority backgrounds in top four layers	1.67%		0.62%
	Supporting diverse enterprise	1.25%		1.10%
	Encouraging youth participation in enterprise	1.25%		1.25%
	Encouraging customers to save at least £100	1.25%		0.00%
	Financial capability interactions delivered	1.25%		1.25%
Personal (5%)	Discretionary assessment at year end for both executive directors	5%	Strong contribution by the CFO was fully recognised in the scorecard outcomes above. Progress by the CEO on One Bank transformation, UBIDAC exit, the Commercial & Institutional segment, the climate agenda and strengthening relationships with external stakeholders led to 4.0% outcome under the CEO's personal measures.	4.0% (CEO) 0% (CFO)(1)
Risk modifier	Downward risk modifier of **3%** applied for the CEO and **2.5%** for the CFO to reflect risk performance against core goals, balanced by strong leadership behaviour		**Total scorecard** outcome post risk modifier	**67.76% (CEO) 64.26% (CFO)**

(1) The CFO delivered strong performance against the targets set for the year, as reflected in the core scorecard outcome. For the personal measures, the committee considered that the key areas of strength were appropriately reflected in the financial and strategic outcomes above and opted not to make any additional award to the CFO for 2022.

128 **NatWest Group** | 2022 Annual Report on Form 20-F

RSP pre-grant performance assessment for 2022

Basis of assessment

RSP awards are granted provided performance has been satisfactory, based on our internal performance management ratings scale (1-5). A rating of three or above will normally result in the RSP award being granted at maximum. Awards are delivered in shares to align with long-term performance and shareholders.

Outcome of pre-grant assessment

The CEO and CFO received ratings of four and three respectively for 2022, meaning performance goals were fully achieved or exceeded and behaviours were demonstrated at the required level. All regulatory responsibilities were also met. As a result, RSP awards to be granted at maximum.

RSP awards to be granted in 2023

CEO – 125% of salary
CFO – 125% of salary

Awards will vest in 2026 subject to performance against underpin criteria over the three-year period. See page 143 for further details of the pre-grant and pre-vest performance assessments.

Payments for 2022 will be delivered over eight years



Maximum opportunity for 2022
Awarded for 2022
Structure and timing of payments
RSP
125% of salary
CEO: £1,395,625 (maximum)
CFO: £951,563 (maximum)
Paid in shares
Subject to underpin criteria being met, RSP awards vest in equal amounts between 2026 and 2030, with a 12-month retention period after each vesting
Annual bonus
85% of salary
CEO: £643,059 (67.76% of maximum)
CFO: £415,802 (64.26% of maximum)
Paid 50:50 cash and shares (12-month retention period for shares)
Malus and clawback provisions apply to annual bonus and RSP awards for up to 10 years post grant
Fixed share allowance
100% of salary
CEO: £1,116,500
CFO: £761,250
Paid in shares with the shares released in equal amounts between 2023 and 2027
Nearly two-thirds of expected remuneration is delivered in shares and subject to long holding periods
Pension & benefits(*)
10% of salary
CEO: £193,793
CFO: £105,650
Pension, standard benefits and salary paid in cash
Salary
CEO: £1,116,500
CFO: £761,250
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031

(*) Pension aligned with wider workforce rate at 10% of salary. Value shown also includes standard benefit funding as well as benefits detailed in the single figure of remuneration table.

Shareholding requirements for executive directors as at 31 December 2022



Alison Rose
603%
220%
Katie Murray
398%
300%
Values as percentage of salary
0
100
200
300
400
500
600
700
800
900
1,000
Shares held outright and performance-assessed unvested share awards that count towards requirement
Unvested shares awards still subject to performance assessment
Shareholding requirement

NatWest Group | 2022 Annual Report on Form 20-F 129

Wider workforce remuneration and the directors' remuneration policy

Wider workforce remuneration

How we align wider workforce and executive directors' remuneration

We have invested significantly in colleague[1] pay throughout 2022, together with material salary increases and a one-off payment in 2023 to help large parts of the workforce with the cost-of-living crisis. Most of this investment is targeted towards our more junior roles as part of our commitment to deliver fair levels of pay throughout the organisation.

The remuneration policy supports a culture where individuals are rewarded for sustained performance and demonstrating the right behaviours. The same principles apply to everyone, adjusted to comply with local requirements. The principles are designed to:

1. **support a performance culture** – we recognise colleagues' skills and experience, the responsibilities of their job and their geographic location. Ultimately, we pay for performance, underpinned by a robust performance management process;
2. **be market facing** – we benchmark ourselves against peers and ensure our pay is fair, competitive and affordable; and
3. **ensure compliance and governance** – our reward design must be within policy, meet the expectations and requirements of our regulators and be appropriately aligned with the expectations of our shareholders and customers.

All colleagues	Certain colleagues depending on location, grade or job			Senior executives only
Base salary and pension funding	Benefits and share plans	Role–based allowances	Annual bonus	RSP awards
A competitive level of salary paid in cash and reviewed annually. Set to reflect the talents, skills and competencies that the individual brings to the business. Additional funding is provided which colleagues can use to save in a company pension scheme. UK colleagues receive pension funding at 10% of base salary, the same rate as executive directors. Rates in other locations reflect local market practice.	Some colleagues receive funding which they can use towards the cost of benefits or take as cash. Benefits offered include private medical cover, dental cover, personal accident insurance, life assurance and critical illness insurance. Individuals in some jurisdictions can also join share plans, providing an efficient way to buy NatWest Group shares and align their interests with our shareholders.	Role-based allowances reflect the skills and experience required for certain jobs. These are part of fixed remuneration for regulatory purposes. They are delivered in cash and/or shares depending on the level of the allowance and the seniority of the recipient. Shares are released in instalments over a minimum three-year period with a five-year period applying to executive directors.	We reward individuals for delivering superior performance in line with risk appetite. The bonus pool is based on a scorecard of measures across our core strategic areas and our purpose. Allocation from the pool depends on the performance of the business area and the individual. Awards are made in cash and/or shares with larger amounts paid out over several years.	Encourages sustainable long-term performance. Awards are delivered entirely in shares to align with shareholders. Checks take place before grant and again after three years to ensure sustained performance has been achieved. Awards are paid out over eight years in total to encourage long-term thinking when making decisions. RSP participants are also subject to shareholding requirements.


Fixed pay
Variable pay
Base salary
Pension & benefit funding+
Role-based allowances
Annual bonus
RSP awards
Mainly manager grade and above including executive directors.
Executive directors and members of senior Executive Committees.
+ Benefit funding applies to certain jobs
Provided to some Material Risk Takers (MRTs) only

As set out on page 127, from 2023 we will launch our new Sharing in Success scheme, to recognise the contribution of all colleagues to our success and the achievement of our purpose-led strategic goals.

Pay for executive directors is aligned with the wider workforce, with two main differences: (i) the use of RSP awards; and (ii) a requirement to maintain a holding of shares in NatWest Group, both during and after employment. These differences are deliberate and recognise that it is in the best interests of our stakeholders for executive directors to have a significant proportion of their remuneration paid in shares and subject to long-term shareholding requirements.

(1) Colleagues means all employees and, in some instances, other members of the wider workforce (including contractors and agency workers).

130 NatWest Group | 2022 Annual Report on Form 20-F

Regular engagement • A colleague opinion survey (Our View) allows people to have a say on what it feels like to work at NatWest Group. • Over 48,000 (82%) of our colleagues took part in the latest survey, one of our highest response rates in the last 10 years. We also benchmark our performance against financial services and global high performance norms. • Regular question and answer sessions take place between colleagues and senior executives throughout the year. • Feedback from colleagues forms part of the purpose, culture and people measures that impact pay. • We also consult with our employee representative bodies on remuneration at relevant points during the year. Colleague Advisory Panel (CAP) The CAP helps us to strengthen the colleague voice in the Boardroom. It allows colleagues to engage directly with senior management and the Board on topics that are important to them. The CAP is chaired by one of our non-executive directors and membership of the panel was refreshed in 2022. It comprises a random selection of 28 colleagues who are self-nominated or part of an employee representative body. After each meeting, the Board receives a summary and a follow-up call is held so that members can hear how their views were shared and what happened as a result. The forum continues to be highly regarded by those who attend and has proven to be an effective way of establishing two-way dialogue between colleagues and Board members. In May 2022, a meeting was held with members in order to: • increase the CAP’s understanding of our approach to executive pay and its link to our ESG priorities and our purpose; and • gather the CAP’s views on our approach to wider workforce and executive remuneration. Members asked thoughtful questions on a wide range of pay-related matters. There was a discussion on the new Policy for executive directors being more aligned to market practice. The discussion also touched on the merits of increasing executive pay in the context of higher household bills. It was explained that the changes moved remuneration for executive directors closer to, but still below, the average paid by their peers. Members were also reminded that, at a previous session, some had asked whether pay for the CEO was enough. Colleagues are remunerated according to our Fair Pay Charter and consistent reward principles. Across the workforce we take into account the job market, company and individual performance as well as changes in the external environment. The cost-of-living crisis was, understandably, one of the main themes during the discussion. The CAP acknowledged that the increase in the cost of living was not the bank’s sole responsibility but noted that front-line colleagues in particular were feeling the impact. It was confirmed that the issue was high on the Executive Committee’s agenda, and action was subsequently taken in September by providing a permanent salary increase for c.22,000 of our lowest-paid colleagues. Another suggestion from members was that the benefit platform could be reviewed in light of the economic conditions and a number of enhancements were made to the offering in the second half of the year, including reducing the excess payable on some policies. Listening Strategy We listen to colleagues and use the insight we gain to attract, engage and retain the talent we need for the future. Our Colleague NatWest Group | 2022 Annual Report on Form 20-F 131

Employee Value Proposition New partner leave and menopause support We offer a market-leading approach to partner leave, increasing the time that partners can spend with their new child. The policies introduce the same pay and leave entitlements as local Maternity and Adoption Leave policies for eligible fathers and partners to share the caring responsibilities. This ultimately champions the potential of both parents and promotes gender equality in the workplace. The menopause is such an important topic and, working with Peppy Health, we launched a brand new digital product providing colleagues and their partners with online support and access to specialist clinicians. Over 1,000 of our colleagues downloaded the app within the first few weeks. Mental Health We were delighted to partner with Just Ask A Question (JAAQ), a new mental health and wellbeing social media platform that will allow us to speak with colleagues in a new way. Dedicated learning and volunteering days We give all colleagues two days each year so they can develop their skills, be future ready and have opportunities to progress. 96% of colleagues have accessed the NatWest Group Academy since its launch. Colleagues also receive three volunteering days each year, an opportunity for them to help causes they care about and support local communities. Fair Pay Accredited Living Wage employer in the UK since 2014 and we set our pay levels above the real living wage (RLW) rates. We take a similar approach across our major hubs outside the UK. Following the early announcement of the new RLW rates in 2022, we agreed to immediately increase pay for our colleagues and relevant suppliers. Wider workforce interventions and support in 2022 Cost-of-living crisis c.£115 million annualised spend on fixed pay increases in 2022, which included a further permanent increase in September for around 22,000 of our lowest-paid colleagues. On top of the investment above, a one-off cash payment was made to c.60,000 colleagues in January 2023 and there will be significant salary increases from April 2023, with broad parts of the UK workforce to receive at least £2,000. The majority of colleagues at our two most junior grades in the UK will receive a salary increase of at least 7% in April 2023 in addition to the £1,000 payment in January. Salary ranges have been increased by 6% or more and the lowest starting salary will rise to £22,000 (pro rata), an uplift of 16% since April 2022. Wider workforce remuneration and the directors’ remuneration policy continued Financial Wellbeing hub We have provided colleagues with comprehensive financial wellbeing support including access to pension and protection products as well as colleague discounts, support with budgeting and planning, and help with managing debt and financial abuse. We upgraded our benefits platform in 2022 and negotiated a reduction on the excess payable on some insurance products. 132 NatWest Group | 2022 Annual Report on Form 20-F

Approves the remuneration policy principles, which are applied consistently across NatWest Group, and reviews the policy’s implementation. The committee is supported by Subsidiary Performance and Remuneration Committees which review whether the policies and practices are appropriate at the respective legal entity level. Reviews and approves share plan offerings for colleagues. In 2022, Sharesave was offered in the UK, Poland and India, encouraging colleagues to think about their financial wellbeing with an option to buy NatWest Group shares. Considers a report on how pay has been distributed across the workforce during the year. The report includes analysis of performance ratings by grade and diversity categories and there are checks in place to ensure that decisions are made fairly. Reviews the annual spend on fixed pay (approximately half of the workforce receive fixed pay only). We have targeted recent increases towards our most junior colleagues, areas where specialist skills are required leading to high attrition rates and those lowest in their salary range. Approves the bonus pool for bonus-eligible colleagues across the wider workforce. The bonus pool is determined after considering performance against a balanced scorecard of strategically-important measures. How the committee oversees wider workforce remuneration Each year, the committee: Aligning remuneration with our culture In determining performance outcomes, we consider both the achievements made and how they have been delivered. Our Code of Conduct sets out clear expectations of appropriate behavioural standards, supported by Our Values which guide colleagues in doing the right thing. In 2022, over 11,000 colleagues, customers and community partners helped to co-create our refreshed values to reflect our purpose. Each role has defined behaviours set out in our Critical People Capabilities which directly link to our purpose and values and are used in performance management. If a colleague’s behaviour falls below these expectations, this will be reflected in their performance rating, fixed pay progression and variable pay decisions (where their role is eligible to receive variable pay). The governance of culture is clearly laid out with specific senior manager roles having defined accountabilities which are reflected in their performance and pay decisions. Creating a diverse, equitable and inclusive workplace is integral to fulfilling our purpose. It enables us to work together to achieve great things with our colleagues, communities and customers. Performance measures to support progress in this area affect the pay of executive directors, senior management and other bonus-eligible colleagues. 3% since 31 December 2021. This represents an increase of 12% since targets were introduced in 2015. Pay equality, including neutrality in respect of protected characteristics such as sex and race is a core feature of our approach, to support equal pay for equal work. Further information on our workforce approach You can find the latest gender and ethnicity pay gap reporting for NatWest Group together with the steps being taken to address the position in the ’Diversity, equity and inclusion’ section of the Strategic Report and at natwestgroup.com. You can also find the CEO-to-employee pay ratios for 2022 later in this report. The ‘Our Colleagues’ section of the Strategic report and our ESG Disclosures Report on natwestgroup.com set out further information on how we are helping colleagues to thrive and realise their potential, including providing fair pay, supporting their learning and wellbeing, and creating a diverse, equitable and inclusive culture. NatWest Group | 2022 Annual Report on Form 20-F 133 We have a target to have full gender balance in our CEO-3 and above global roles by 2030. At 31 December 2022, we had, on aggregate, 41% women in our top three layers(1) , an increase of (1) See footnote (7) on page 140 for further information. Introduced in 2018, our ethnicity target is to have 14% of colleagues from an ethnic minority background in CEO-4 and above positions in the UK by 2025. At 31 December 2022, of 82% of colleagues who disclosed their ethnicity, we have an aggregate 11% of colleagues from an ethnic minority background in our CEO-4 and above positions. This represents a 3% increase since targets were introduced and remains consistent from 2021.

Wider workforce remuneration and the directors' remuneration policy *continued*

Summary of the Policy for executive directors

The Policy was approved by shareholders at the AGM on 28 April 2022 and will apply until the 2025 AGM unless changes are required. There are no changes requiring shareholder approval at this time. A summary of the Policy is set out below together with how the Policy supports alignment with Provision 40 of the UK Corporate Governance Code (the Code). The full Policy can be found under the Governance section of natwestgroup.com.

Purpose and link to strategy	Operation	Maximum opportunity	Alignment with the Code
Base salary Providing fair levels of base salary supports the recruitment and retention of high-calibre executives to develop and deliver strategic priorities.	Base salary is paid monthly in cash and reviewed annually. Rates are determined based on the individual's role, skills and experience and are benchmarked against market and peer practice. Salaries will be increased by 3% from 1 April 2023. See the implementation of the Policy for 2023 on page 145 for details.	Any salary increases will not normally be greater than the average salary increase for NatWest Group employees over the period of the Policy. Other than in exceptional circumstances, an executive director's salary will not increase by more than 15% over the course of the Policy.	**Risk** Base salary is set at a competitive level which means there is less reliance on variable pay. This helps to discourage excessive risk-taking. **Alignment with culture** Base salary increases generally aligned to, or lower than, the average increase for the wider UK workforce.
Fixed share allowance Additional fixed pay that reflects the skills and experience required as well as the complexities and responsibilities of the role.	A fixed allowance paid entirely in shares. Individuals receive shares that vest immediately subject to any deductions for tax purposes. Shares are released on a pro-rata basis over five years from the date of each award. The directors are entitled to any dividends paid on the shares.	An award of shares with an annual value of up to 100% of base salary at the time of award.	**Risk** The fixed share allowance further supports the delivery of a balanced remuneration policy, with a suitable mix of fixed and variable pay, as well as creating alignment with the experience of shareholders, given it is paid entirely in shares.
Benefits Providing a range of flexible and market competitive benefits that colleagues value and that help them carry out their duties effectively.	Executive directors can select from a range of standard benefits including a company car, private medical cover, life assurance and critical illness insurance. Travel assistance is provided in connection with company business, including the use of a car and driver. Security arrangements may be put in place where that is deemed appropriate. NatWest Group will meet the cost of any tax due on these benefits.	A set level of funding for standard benefits (currently £26,250 per annum). We disclose the total value of benefits provided each year in the Annual remuneration report. The maximum value of benefits will depend on the type of benefit and the cost of providing it, which will vary according to market rates.	**Proportionality** A competitive benefits offering, which can be tailored to individual circumstances, together with broader support for executive directors to assist them in carrying out their duties.
Pension Encouraging planning for retirement and long-term savings.	A monthly pension allowance paid in cash, based on a percentage of salary. Recipients have the opportunity to use the cash to participate in a defined contribution pension scheme. CEO – 10% of base salary CFO – 10% of base salary	The pension allowance rate is the same as that applicable to the vast majority of the UK workforce (currently 10% of base salary).	**Alignment with culture** Reflecting best practice under the Code, pension rates for executive directors are aligned with the rate offered to the wider workforce.

134 **NatWest Group** | 2022 Annual Report on Form 20-F

Purpose and link to strategy	Operation	Maximum opportunity	Alignment with the Code
Annual bonus Supporting a culture where individuals are rewarded for the delivery of superior performance, with measures and targets reflecting NatWest Group's strategic priorities and purpose. Performance is assessed based on a range of financial and non-financial measures that encourage long-term value creation. Awards are subject to malus and clawback adjustments to support long-term decision-making.	• financial measures account for between 50% and 60% of the annual bonus opportunity. • non-financial measures account for at least 30% and personal measures may be used up to a maximum of 10% of the scorecard. • awards will be delivered 50% in shares and 50% in cash. • awards will be deferred in combination with RSP awards to meet regulatory requirements. • a post-vesting retention period will apply to the amount delivered in shares (currently 12 months). • malus provisions apply prior to vesting and clawback applies for seven (and potentially up to ten) years from the date of award.	Bonus awards will be granted up to a maximum value of 100% of base salary. The value of awards can also reflect a discount for long-term deferral, in line with regulatory guidelines. The level of the award can vary between 10% for threshold performance and 100% for maximum performance. Target performance will pay out at 50% of maximum. You can find the proposed performance measures and weightings for the 2023 financial year on page 149.	**Clarity** There is clarity on how performance will be assessed and the expected behaviours. We provide transparency through detailed disclosure and engage with shareholders as well as the workforce on our approach to executive pay. **Simplicity** Most of the remuneration for executive directors is share-based and subject to deferral and retention requirements, which creates simple and significant alignment with our shareholders. **Risk** We take risk into account at various stages of the performance assessment process, with underpins and malus and clawback provisions to adjust awards if necessary. **Predictability** Scenarios of the possible rewards to executive directors under the Policy for 2022 are set out on page 128. RSP award levels are intended to be more predictable and linked to long-term performance, helping to support prudent risk management. **Proportionality** Variable pay cannot be awarded above the level of fixed pay. We believe this is a restrained and proportionate approach to executive remuneration. **Alignment to culture** Variable pay is subject to the delivery of sustainable performance and progress against our purpose-led strategic goals. Payments are made over many years to encourage long-term thinking. Shareholding requirements further align the interests of executive directors with the returns to shareholders.
RSP awards Supporting sustainable performance over a multi-year period. Awards are delivered entirely in shares over many years to create simple and effective alignment with shareholders over the long term. Malus and clawback provisions discourage excessive risk-taking and other inappropriate behaviours.	• an award will be granted provided performance has been satisfactory over the prior year. • after three years, performance will be assessed against pre-determined underpin criteria. • awards will vest in combination with annual bonus awards to meet regulatory requirements for deferral (currently between three to seven years after grant). • a post-vesting retention period will apply (currently 12 months). • malus provisions apply prior to vesting and clawback applies for seven (and potentially up to ten) years from the date of award. • the number of shares for RSP and bonus awards may be calculated using a price that is discounted to reflect the absence of the right to receive dividends or dividend equivalents during the vesting period.	RSP awards will be granted up to a maximum value of 150% of base salary. The value of awards can also reflect a discount for long-term deferral, in line with regulatory guidelines. Subject to the underpin criteria, the vesting level of RSP awards can vary between 0% and 100% of the original number of shares granted. The expected vesting level is 100% of maximum with safeguards in place to ensure no payments for failure. See page 146 for further information on RSP awards to be granted for the 2023 financial year.	
Shareholding requirements Executive directors must build and continue to hold a significant shareholding both during and after employment.	Shares and unvested awards count on a net-of-tax basis towards the requirement once any performance assessment has taken place. On leaving, shares must be held for a period of two years and procedures are in place to enforce the requirement.	CEO – 500% of salary. CFO – 300% of salary.	

NatWest Group | 2022 Annual Report on Form 20-F 135

Wider workforce remuneration and the directors' remuneration policy *continued*

Remuneration for the Chairman and non-executive directors

Purpose and link to strategy	Operation	Maximum opportunity
Fees Competitive fees that reflect the skills, experience and time commitment required for the role. Fees are set at an appropriate level to attract individuals with the attributes needed to oversee the Board's strategy.	Fees can be paid in cash, shares or a combination of the two. From 2023, a portion of fees will be used to purchase shares under a new shareholding policy for the Chairman and the non-executive directors. Further details are set out as part of the Policy implementation on page 147. The level of fees is reviewed regularly. Additional fees may be paid for new Board Committees provided these are not greater than fees payable for the existing Board Committees. No variable pay is provided so that the Chairman and non-executive directors can maintain appropriate independence.	The rates for the year ahead are set out in the Annual remuneration report. Any increases to fees will not normally be greater than the average inflation rate or salary increases for the wider workforce. Other than in exceptional circumstances, fees will not increase by more than 15% over the course of the Policy.
Benefits Providing a level of benefits in line with market practice.	The Chairman and non-executive directors are entitled to travel assistance in connection with company business including the use of a car and driver. NatWest Group will meet the cost of any tax due on the benefit. Other benefits may be offered in line with market practice. The Chairman is entitled to private medical cover and life insurance cover provided the Board considers the costs to be reasonable.	The value of the private medical and life insurance cover for the Chairman, as well as other benefits, will be in line with market rates and disclosed in the Annual remuneration report.

Other policy elements for Directors

Element	Operation		
Recruitment policy	When recruiting new directors, the Policy aims to be competitive and to structure pay in line with the framework applicable to current directors, recognising that some adjustment to quantum may be necessary to secure the preferred candidate. A buy-out policy exists to replace awards forfeited or payments foregone, which is in line with regulatory requirements.		
Notice and termination provisions	Under service contracts, NatWest Group or the executive director is required to give 12 months' notice to the other party to terminate the employment. There is discretion for NatWest Group to make a payment in lieu of notice (based on salary only). The Chairman and the non-executive directors do not have notice periods and no compensation will be paid in the event of termination, other than standard payments for the period served up to the termination date. Non-executive directors have letters of appointment instead of service contracts and are appointed for three years initially. At the end of this term, a further three-year term may be agreed, and non-executive directors may be invited to serve beyond six years, up to a maximum tenure of nine years. The Chairman is subject to the Code's requirements relating to the maximum tenure period for chairs. All directors stand for annual election or re-election by shareholders at the AGM.		
	Effective dates of appointment for directors:		
	Howard Davies – 14 July 2015	Alison Rose – 1 November 2019	Katie Murray – 1 January 2019
	Frank Dangeard – 16 May 2016	Roisin Donnelly – 1 October 2022	Patrick Flynn – 1 June 2018
	Morten Friis – 10 April 2014[1]	Yasmin Jetha – 21 June 2017	Stuart Lewis – 1 April 2023
	Mark Seligman – 1 April 2017	Lena Wilson – 1 January 2018	
Treatment of outstanding share plan awards on termination	On termination, we will treat awards in accordance with the relevant plan rules or other terms on which they were granted. Any deferred annual bonus awards that are unvested will normally lapse on leaving unless good-leaver circumstances apply, in which case the awards will normally continue to vest on the original vesting dates. In good-leaver circumstances, individuals will be eligible to be considered for an annual bonus award for their final year of employment. RSP awards that are unvested will normally lapse on leaving unless specified good-leaver circumstances apply. For good leavers, awards are pro-rated for time served during the three-year performance period and will normally continue to vest on the original vesting dates. Individuals will not be eligible to be considered for an RSP award for the final year of employment.		

(1) As explained in the Corporate governance report, the Board confirmed that Morten Friis should continue to serve on the Board and be considered as an independent non-executive director until he steps down on 31 July 2023, notwithstanding that he will have served nine years and four months on the Board by that point.

136 **NatWest Group** | 2022 Annual Report on Form 20-F

Shareholder engagement outcomes Every year we undertake an engagement programme with major shareholders and other stakeholders before the committee makes its final decisions on pay awards. In late 2022, we met with a number of our institutional shareholders, UK Government Investments, proxy advisors and the UK regulators to discuss our approach to remuneration for the year. The meetings were generally positive with the committee Chair explaining our pay philosophy and no material concerns being raised. Wider workforce initiatives was the predominant issue raised, with investors and the proxy advisors interested to hear how the cost-of-living crisis was expected to impact NatWest Group’s approach to executive and wider workforce pay. The committee Chair explained the steps being taken to support the workforce at this time and confirmed that the Board takes wider workforce engagement very seriously. Other recurring topics in meetings included our treatment of potential windfall gains, the measurement of bonus pool financial performance, the use of ESG metrics in remuneration and the retention and recruitment of talent. Investors also continued to stress the importance of clear disclosures to assist their view of our approach to pay. In addition, we held two virtual shareholder events with retail shareholders in 2022 in order to hear from the wider shareholder base. During the events, shareholders raised questions on staff retention, our response to the impact of the cost-of-living crisis on our colleagues and the increase in remuneration for the CEO under the new Policy. We are very grateful that our stakeholders continue to take the time to engage with us in an open and constructive way. Adjusting remuneration in light of new information An accountability review process allows NatWest Group to respond where new information would change our variable pay decisions made in previous years and/or the decisions to be made in the current year. The process seeks to identify material risk management issues, control weaknesses, policy breaches and conduct failings, and enables commensurate ex-post risk adjustments to be applied to variable pay. Malus provisions allow us to reduce the amount of any unvested variable pay awards, potentially to zero, prior to payment. Clawback can be used to recover variable pay awards that have already vested and we can also apply in-year bonus reductions to adjust variable pay that would have otherwise been awarded for the current year. The circumstances in which we may make adjustments include: • conduct which results in significant financial losses for NatWest Group; • an individual failing to meet appropriate standards of fitness and propriety; • an individual’s misbehaviour or material error; • NatWest Group or the individual’s business unit suffering a material failure of risk management; and • for malus and in-year bonus reduction only, circumstances where there has been a material downturn in financial performance. This list is not exhaustive and further circumstances may be considered where appropriate. There is clear alignment between our ESG priorities and the pay outcomes for executive directors. People targets have featured in our strategic scorecard for over ten years, evolving beyond employee engagement to incorporate purpose, culture and diversity targets. Playing an active role in the transition to a low-carbon economy is a core part of our purpose and climate targets have been part of our executive director scorecard since 2020. There are also targets to build financial capability and support equality of opportunity through diverse enterprise. In a number of areas our ESG ambitions stretch over several years. However, we are clear on the specific measures and targets set for each year and publish these externally. The committee and the Board reviews and approves these annually to align with our latest strategic focus areas. You can find further information on how executive director performance measures align with the five principles of a purpose-led business in our ESG Disclosures Report, available on natwestgroup.com. Turning to the wider workforce, the annual bonus pool is based on a balanced scorecard of measures which includes climate, enterprise, financial capability, purpose, culture and people measures, broadly aligning with the position for the executive directors. Allocation from the pool depends on the performance of the business area and the individual. This helps to provide a consistent approach to ESG performance and its impact on variable pay throughout the organisation. Environmental, Social and Governance (ESG) priorities NatWest Group | 2022 Annual Report on Form 20-F 137

Annual remuneration report

Annual remuneration report

Single total figure of remuneration for executive directors for 2022 (audited)

	Alison Rose		Katie Murray	
	2022 £000	2021 £000	2022 £000	2021 £000
Base salary	1,117	1,100	761	750
Fixed share allowance[1]	1,117	1,100	761	750
Benefits[2]	82	81	30	30
Pension[3]	112	110	76	75
Total fixed remuneration	**2,428**	2,391	**1,628**	1,605
Annual bonus[4]	643	n/a	416	n/a
Long-term incentive award[5]	2,178	1,197	1,597	–
Total variable remuneration	**2,821**	1,197	**2,013**	–
Total remuneration[6]	**5,249**	3,588	**3,641**	1,605

(1) The fixed share allowance is based on 100% of salary and, as part of fixed remuneration, is not subject to any performance conditions.

(2) Includes standard benefit funding at £26,250 per annum. In addition, Ms Rose received travel assistance in connection with company business (£39,542) and assistance with home security (£16,351) for 2022. Ms Murray also received assistance with home security arrangements (£3,275) for 2022.

(3) The executive directors receive a monthly cash allowance and can choose to participate in the company's defined contribution pension arrangements.

(4) Annual bonus awards were introduced as part of the Policy approved by shareholders at the 2022 AGM. In determining bonus awards for 2022, the committee assessed performance against financial, strategic and personal measures as set out below and on the next page.

(5) The 2022 value relates to LTI awards granted in 2020. The committee assessed performance prior to vesting and also considered whether the outcome could represent a windfall gain, as set out on pages 142 to 144. No discretion was exercised as a result of the share price changing over the performance period.

(6) The increase in total remuneration for the CEO compared to 2021 is primarily driven by the inclusion of annual bonus, in line with the Policy, and a higher estimated vesting value of the LTI award compared to last year. The CFO has annual bonus and the vesting of an LTI award included for the first time with no equivalent variable pay awards in 2021.

Annual bonus performance assessment for 2022

The committee considered performance against financial and strategic non-financial measures set to reflect our purpose-led strategy as well as personal performance by the executive directors. Bonus awards are expected to be made at 50% of maximum provided that target performance has been achieved. The outcome of the assessment against the measures and targets under the bonus scorecard is set out in full on the next page.

The committee noted that the CEO had performed strongly over the year, which was evident from the bonus scorecard and supported by other factors including positive share price movement and broker recommendations, indicating market confidence in management's actions. NatWest Group had remained open for mortgage business despite market volatility and the CEO had continued to build a strong team in a difficult hiring environment as well as implementing well-judged cost-of-living initiatives. In terms of personal measures, the committee recognised good progress on One Bank transformation, the exit of UBIDAC, standing up the new Commercial & Institutional business segment, supporting the climate agenda and cementing relationships with our key partners.

The CFO was also considered to have delivered good overall performance with strong engagement with investors throughout the year and her continued contribution to the long-term strategy and our investment cycle through to 2028. The committee noted that good progress had been made on the Finance transformation programme as well as succession planning and building bench strength. There had also been significant progress with our climate and purpose reporting framework.

The bonus scorecard takes into account the context in which performance was delivered. In assessing financial performance, a downward adjustment was made for the material changes in the base rate against our assumptions for the year, as explained in the footnotes to the scorecard. The committee also considered a downward risk modifier which enables risk performance to be assessed and awards reduced, potentially to zero. Downward adjustments of 3% were applied for the CEO and 2.5% for the CFO to reflect risk performance against core goals, balanced by strong leadership behaviours. The committee believed the final outcome reflected the considerable achievements by the executive directors through a challenging year and therefore no further discretion was applied to the resulting award levels.

The maximum bonus award under the Policy is set at 100% of base salary, however, in the first year of implementation awards were limited to 85% of the base salary paid during 2022. The final bonus amounts are set out below and awards will be made in early 2023, spilt equally in cash and shares. Malus and clawback provisions apply to the awards and the shares will be subject to a 12-month retention period.

	Maximum award	Reduction for performance	Final bonus award	Award level % of maximum
Alison Rose	**£949,025**	**£305,966**	**£643,059**	**67.76%**
Katie Murray	**£647,063**	**£231,261**	**£415,802**	**64.26%**

138 **NatWest Group** | 2022 Annual Report on Form 20-F

Annual bonus assessment for 2022

Annual bonus measures	Minimum (10% payable)	On target (50% payable)	Maximum (100% payable)	Weighting	Weighted outcome
Financial (60%)					
Go-forward group return measure[1]	6.9%	7.9%	10.9%	30%	26.44%
	Achieved 10.2%				
Underlying income growth excluding notable items of Go-forward group[2]	£11.2 billion	£11.5 billion[3]	£12.4 billion	10%	9.21%
	Achieved £12.3 billion				
Cost reduction based on Go-forward group operating expenses, excluding litigation and conduct costs	2%	3%	4%	10%	4.74%
	Achieved 2.9%				
Progress to medium-term capital target based on CET1 ratio post distributions[4]	n/a	14%	n/a	10%	5.00%
	Achieved 14.2%				
Strategic (35%)					
Progress towards halving emissions by 2025, reduction in carbon emissions vs 2019 baseline	≥38%	40%	≥44%	2%	2.00%
	Achieved above 44%				
Funding and financing committed to Climate and Sustainable Finance	£16.62 billion	£17.5 billion	£19.25 billion	4%	4.00%
	Achieved £24.5 billion				
Develop and publish initial Climate transition plan with 2022 results[5]		Achievement of goal		4%	2.00%
	Published on time				
Customer scores based on an aggregated view of NPS and Customer Touchpoint Rating[6]		Met targets on average[6]		10%	5.25%
	Target slightly exceeded				
Purpose score (Our View)	80	90	≥92	3.33%	1.53%
	Achieved 89				
Culture score (Our View)	73	83	≥85	3.33%	1.53%
	Achieved 82				
Percentage of females in the top three layers of the organisation (globally)[7]	36%	41%	≥43%	1.67%	0.84%
	Achieved 41%				
Percentage of colleagues from ethnic minority backgrounds in the top four layers (UK)[7]	9%	12%	≥14%	1.67%	0.62%
	Achieved 11%				
Supporting diverse enterprise[8]	Support 35,000 businesses through enterprise programmes with 250,000 customer interactions			1.25%	1.10%
	53,000 businesses supported, 269,000 customer interactions				
Number of young adults engaged in enterprise and entrepreneurship activity	28,500	30,000	33,000	1.25%	1.25%
	Achieved 48,000				
Number of customers who, having never saved with us, or having saved less than £100, have now saved £100	503,500	530,000	583,000	1.25%	0.00%
	Achieved 477,000				
Number of financial capability interactions delivered[9]	3.8 million	4 million	4.4 million	1.25%	1.25%
	Achieved 5.1 million				
Personal measures (5%)					
Discretionary assessment at year end for both executive directors	Strong contribution by the CFO was fully recognised in the scorecard outcomes above. Progress by the CEO on One Bank transformation, UBIDAC exit, the stand up of the Commercial & Institutional segment, personal leadership on the climate agenda and strengthening relationships with external stakeholders led to 4.0% outcome under the CEO's personal measures.			5%	4.0% (CEO) 0% (CFO)[*]
Downward risk modifier Downward risk modifier of 3% applied for the CEO and 2.5% for the CFO to reflect risk performance against core goals, balanced by strong leadership behaviour				**Final outcome post risk modifier**	**67.76%** (CEO) **64.26%** (CFO)

(*) The CFO delivered strong performance against the targets set for the year, as reflected in the core scorecard outcome. For the personal measures, the committee considered that the key areas of strength were appropriately reflected in the financial and strategic outcomes above and opted not to make any additional award to the CFO for 2022.

The reconciliation to the reported figures and footnotes for the table above are set out on the next page.

Performance achieved in 2022

NatWest Group | 2022 Annual Report on Form 20-F 139

Annual remuneration report *continued*

Reconciliation to reported figures and footnotes

	Amount	Go-forward group return measure	Go-forward income excluding notable items
Reported figure		16.9%	£13.1 billion
Base rate adjustment	£0.8 billion[10]	(2.3%)	(£0.8 billion)
Gains from interest and FX risk management derivatives not in accounting hedge relationships/own credit adjustments/profit from insurance liabilities	£0.5 billion[10]	(1.4%)	
Timing of FX and conduct losses	£0.4 billion[10]	(1.3%)	
Deferred tax asset and tax rate	£0.4 billion	(1.7%)	
Figures used in bonus scorecard		10.2%	£12.3 billion

(1) For the purpose of assessment under the bonus scorecard, the Go-forward group return measure adjusts the published Go-forward group RoTE to exclude material factors outside of management's control. Items will only be adjusted if this results in an impact of at least 0.25% to the RoTE figure. For performance year 2022, these include:
   a. Material changes in base rate from that assumed at the beginning of the year;
   b. Gains from interest and FX risk management derivatives not in accounting hedge relationships, own credit adjustments, profit from insurance liabilities and the timing of FX and litigation and conduct charges; and
   c. Deferred tax asset and effective tax rate changes.

(2) Similarly, for income, the definition for the purpose of the scorecard excludes the material changes in base rate from that assumed at the beginning of the year. No adjustments are required to the reported figure for gains from interest and FX risk management derivatives not in accounting hedge relationships, own credit adjustments, profit from insurance liabilities and FX losses as notable items are already excluded from the definition of the reported figure.

(3) On-target income has been set at £11.5 billion, in line with the 'above £11.0 billion' market guidance issued at the beginning of 2022.

(4) Capital has been assessed on a qualitative basis against the range.

(5) The initial Climate transition plan was deemed 'on target' performance as it has been published although work will continue on the plan.

(6) As NPS is not available for NatWest Markets, an internal Customer Touchpoint Rating is applied to assess NatWest Markets' customer performance. The aggregated view reflects the contribution of each franchise to NatWest Group's income. Targets: NatWest Retail Banking NPS 14 or be 2nd or better; NatWest Premier Banking NPS 19; Coutts NPS 48; NatWest Business Banking NPS 0 and be 3rd or better; NatWest Commercial & Corporate Banking NPS 24 and 1st; RBS International NPS 33; NatWest Markets Customer Touchpoint Rating 70. We met or exceeded 5 out of the 7 customer goals set for 2022. The weighted average rating across these 7 targets means that the Customer outcome is 5.25%.

(7) The targets set at the start of 2022 were to increase the percentage of females in the top three layers by 3% on aggregate and to increase the percentage of colleagues from ethnic minority backgrounds by 1% on aggregate. Note that NatWest Group's management structures were revised during 2022. The representation targets were set based on the management structures in place at the start of financial year 2022 with performance assessed against these at 31 December 2022. This will differ from the year-end position quoted elsewhere in our reporting suite, which uses the structures in place as at 31 December 2022.

(8) Enterprise target aimed at supporting the recovery and prioritising support for harder to reach groups with higher barriers to entering and growing a business. The support was to be distributed as follows: 75% support to UK regions outside London & South East, 60% support to females, 20% support to individuals from ethnic minority backgrounds, and 20% to people intending to create purpose-led businesses. Minimum target: 33,250 businesses and 237,500 interactions, Maximum target: 38,500 businesses and 275,000 interactions (same percentage distribution as target).

(9) The articulation of the 2022 target in last year's report was to reach 4 million people through financial capability interactions. The intent was to deliver 4 million interactions during the year rather than reaching 4 million people. This is consistent with our overarching ambition of delivering 15 million financial capability interactions by 2023 and the wording used to describe the financial capability measure in last year's report, which was based on the number of interactions. Performance has therefore been assessed against the intended target.

(10) Amounts quoted are pre tax whereas RoTE impacts are post tax.

Vesting of 2020 LTI awards (audited)

The LTI award was granted in March 2020 in respect of performance year 2019. Prior to the awards being granted to the CEO and CFO, reductions of 22% and 27% respectively were applied to the maximum award as a result of the pre-grant performance assessment. The reductions were made as risk, customer and financial performance were not fully at the desired level. At the end of 2022, a further assessment took place to review whether anything had come to light which might call into question the original award.

The assessment found that there had been no material deterioration in financial, customer, risk and culture performance since grant. The forensic investigation of Financial Crime and Customer Due Diligence remediation had resulted in adjustments to prior vestings of the 2018 and 2019 LTI awards through the risk underpin. Given the financial crime return to risk appetite had remained on track for the objectives set, the committee and the Board determined that no further adjustment was necessary. It was noted that, while the timeline had slipped since the grant of the 2020 LTI award, this had been a contributory factor in the decision to make a 5% adjustment to the CEO and former CEO's 2019 LTI awards last year. Overall, the data indicated that the required level of sustainable performance had been achieved and no further reductions were made to the 2020 LTI awards under the pre-vest test.

The committee also considered the potential application of risk and stakeholder perception underpins, which included a detailed discussion on whether the vesting outcome could result in potential windfall gains. The committee used our pre-disclosed framework and a range of other factors to assess windfall gains and believed there was a strong rationale for not making any adjustment. Details of the pre-vest performance assessment and the process to assess windfall gains can be found on the pages that follow.

A summary of the position from grant to vest is set out below along with the estimated vesting values for the 2020 LTI award, which is used in the single total figure of remuneration table. No dividend equivalents were paid prior to vesting. The shares will vest in equal amounts between 2023 and 2027, followed by a 12-month retention period. Malus and clawback provisions also apply.

	Alison Rose		Katie Murray	
2020 LTI award	**Shares**	**Value**	**Shares**	**Value**
Maximum at grant	1,131,488	**£1,925,000**	881,679	**£1,500,000**
Reduction for pre-grant test	(249,809)	**(£425,000)**	(235,114)	**(£400,000)**
Award granted	881,679	**£1,500,000**	646,565	**£1,100,000**
Reduction for pre-vest test	–	**–**	–	**–**
Amount post performance tests	881,679	**£1,500,000**	646,565	**£1,100,000**
Increase in value due to share price	–	**£677,747**	–	**£497,016**
Estimated vesting value	–	**£2,177,747**	–	**£1,597,016**

(1) Share price at grant was £1.701 and the estimated vesting value was based on share price of £2.47, the average over the three-month period from October to December 2022.

140 **NatWest Group** | 2022 Annual Report on Form 20-F

2020 LTI award – Pre-vest performance assessment framework

LTI awards were made in early 2020 following an assessment of performance over the 2019 financial year. Before vesting, the committee carries out a further review to consider whether anything has come to light which might call the original award into question. Internal control functions and PwC, as independent advisers, the Group Board Risk Committee (BRC) and the Group Sustainable Banking Committee (SBC) support the committee in this assessment, with the outcome set out below.

Looking back to performance for 2019 and 'knowing what we know now', has NatWest Group

Core questions

1. Remained safe and secure, taking into account financial results and the capital position?		2. Been a good bank for customers taking into account customer and advocacy performance?	3. Operated in an environment in which risk is seen as part of the way we work and think?	4. Operated in a way that reflects its stated values?	
Evidenced by					
Has NatWest Group breached a minimum capital ratio over the period?	Has there been a material fall in the NatWest Group share price over the period?	Has Net Promoter Score (NPS) fallen across the business?	Have there been indicators of a material deterioration in the risk culture or profile, taking into account annual assessments by the Risk function and the BRC?	Has the culture index from Our View or the Financial Services Culture Board (FSCB)[1] survey position fallen materially?	Have colleague engagement scores fallen materially?
Analysis					
NO NatWest Group has remained well capitalised since 2019.	**NO** The share price has risen rather than fallen since the end of 2019.	**Some declines** but declines not deemed within management's control or not related to 2019.	**NO** No material deterioration in risk culture or profile since 2019.	**NO** No material deterioration in culture scores, most are improved or flat.	**NO** No, since 2019 scores improved and remain above Financial Services Norm.

Potential underperformance?

YES	NO
Where the answer is 'Yes', three further questions are considered:	Achievement of 'threshold level of sustainable performance' has been evidenced.

Where the answer is 'Yes', three further questions are considered:

1. Is the underperformance due to factors within management's reasonable control in the circumstances?
2. Can the underperformance be linked back to the performance year to which the award relates, rather than to performance developments since?
3. Is it appropriate to reflect the underperformance in the current pre-vest test (i.e. if the underperformance has not been adequately reflected in other ways such as subsequent pre-grant tests for awards granted in the interim)?

If the answer to each of these questions is "Yes", the committee may decide that a further adjustment prior to vesting is appropriate, and it has the discretion to decide the amount.

Further analysis

Since the declines in some customer metrics were not within management's control or related to 2019, there was no deterioration in financial, customer, risk and culture performance that would merit a reduction prior to vesting. The committee noted the investigation of Financial Crime and CDD remediation had resulted in adjustments to prior LTI vestings through the risk underpin. Since the timeline for financial crime return to appetite had not worsened over the course of 2022, no further adjustments were considered necessary as part of the 2020 LTI pre-vest assessment.

Achievement of 'threshold level of sustainable performance' has been evidenced.

No adjustment proposed, subject to underpins to consider any significant risk, stakeholder or reputational matters not already captured in the performance assessment, with advice from the BRC and the SBC.

(1) FSCB was formerly the Banking Standards Board. NatWest Group will cease to take part in the FSCB survey from 2022. Going forwards the LTI pre-vest culture assessment will be assessed using Our View; NatWest Group's internal colleague opinion survey.

NatWest Group | 2022 Annual Report on Form 20-F 141

Windfall gains The 2020 LTI award was granted in March 2020 at a time when the true impact of COVID-19 was just beginning to emerge. Following the grant, the committee noted shareholder expectations on the need to consider whether this grant could result in potential windfall gains. In line with guidance issued by shareholders in 2020, we implemented and disclosed a framework to assess any windfall gains related to our LTI awards. Under this framework, we take into account factors such as: a. the level of grant price in comparison to pre-COVID-19 levels; b. share price appreciation over the pre-vest period, including any share price appreciation specific to NatWest Group which would be indicative of strong management performance; c. the level of share price appreciation that would indicate exceptional share price performance, such as an upper decile share price, suggesting a windfall gain may have arisen; and d. reductions already applied to the executive directors’ pay and award levels during the pre-grant and pre-vest performance period of the relevant LTI grant. For the 2020 LTI award, the committee’s assessment considered the following factors: • The share price for the March 2020 LTI award was 35% below the prior grant. However, the grant was not made at the lowest point of the market as both the NatWest Group share price and the FTSE saw further significant falls in the period following grant, due to the impact of COVID-19. It is only this further drop after the grant date which saw a quick recovery over 2020 as market uncertainty was removed. • During the pre-vest period following the grant of the 2020 LTI award, NatWest Group’s share price performed strongly (+87%), which exceeded that of the FTSE350 Banking Index (+20%) and the FTSE100 index (+25%). This upward trend reflected the significant improvement in NatWest Group’s performance over the same period, evidenced by factors such as: • our strong capital position and continued capital generation meaning we are well placed to invest for growth; • improvement in operating performance including achievement of cost reduction targets during the pre-vest performance period; and • return of surplus capital, with shareholder returns increasing from £0.4 billion in 2020 to £3.8 billion for 2021 and £5.1 billion for 2022. • The committee also noted that the NatWest Group LTI construct was different to a more traditional LTIP construct in that LTI awards delivered lower maximum opportunity but more predictable levels of pay. Our LTI awards have the main performance test prior to grant with a further assessment prior to vesting to ensure the performance has been sustainable. Annual remuneration report continued • Under this construct, the March 2020 LTI grant to the CEO and CFO for performance year 2019, was reduced to 78% and 73% of maximum respectively, based on performance against pre-set and unadjusted targets. The committee considered this was another important consideration in making the windfall gain assessment. As the shares from the 2020 LTI award will vest between 2023 and 2027, followed by a 12-month retention period after each vesting, this will ensure there is long-term alignment with the interests of shareholders. • For the 2020 performance year, the pay for the CEO and CFO was reduced through voluntary waivers and a COVID-19 related reduction respectively. In April 2020, the CEO voluntarily decided to forgo 25% of her total fixed pay for the remainder of 2020 (reducing her fixed share allowance by £426,000). In addition, the CEO confirmed she did not wish to receive an LTI award for the 2020 performance year which the committee determined to be £899,000 as noted in the 2020 Directors’ remuneration report. In total, the CEO waived £1,325,000 of her 2020 pay. The CFO’s LTI award for 2020 after adjustment for performance was reduced by a further £418,000 (38%) to reflect the impact of COVID-19. The committee noted that this was a complex area and one which required them to apply judgement and to make a holistic assessment of whether, based on all relevant facts and circumstances, a windfall gain could be said to have arisen in respect of the 2020 LTI awards held by the executive directors. Whilst the committee acknowledged there was a share price fall prior to grant and a subsequent improvement, given the mitigating factors set out above, it concluded that no windfall gain had arisen and that no further adjustment was required to be made to the 2020 LTI awards prior to vesting. The committee Chair discussed our windfall gains assessment framework in detail with our key shareholders and proxy advisors as part of the recent engagement programme, and the stakeholders at these meetings noted our proposed approach. Share price comparison over post-grant period 250 200 150 Mar 2020 Sep 2020 Jun 2020 Dec 2020 Mar 2021 Sep 2021 Jun 2021 Dec 2021 Mar 2022 Sep 2022 Jun 2022 Dec 2022 50 100 NatWest Group FTSE100 FTSE350 Banking 142 NatWest Group | 2022 Annual Report on Form 20-F

Scheme interests – LTI awards granted during 2022 (audited)

	Grant date	Face value	Award price	Shares awarded[1]	Vesting levels	Performance requirements
Alison Rose	7 March 2022	£1,598,000	£1.8205	877,781	Between 0% – 100% with no set minimum vesting	The award was subject to a pre-grant assessment of performance over 2021. A further assessment will take place following the end of the 2024 financial year to check that nothing has come to light that would change the original decision. This assessment will operate in a similar way to the framework for the 2020 LTI award pre-vest assessment, as set out above.
Katie Murray	7 March 2022	£1,057,500	£1.8205	580,885		

(1) The conditional share awards granted to Ms Rose and Ms Murray equated to 145% and 141% of base salary respectively. The number of shares was calculated taking into account performance and the maximum potential award. The award price was based on the average share price over five business days prior to grant. Subject to the pre-vest assessment, these awards will vest in equal amounts between years 2025 and 2029. Service conditions and malus provisions apply up until vest, and clawback provisions apply for a period of at least seven years from the date of grant.

RSP awards to be granted for 2022 (audited)

RSP awards are granted provided the committee considers performance over the prior year has been satisfactory, based on an assessment against our internal performance management framework. The determination of whether satisfactory performance has been achieved is based on our internal ratings scale (one to five) with a rating of three or above normally resulting in the RSP award being granted at maximum. A three rating means performance goals have been fully achieved throughout the year and behaviours have been demonstrated at the required level. Performance against regulatory accountabilities are also considered.

The maximum RSP award under the Policy in the first year of implementation was limited to 125% of base salary. The CEO and CFO received ratings of four and three respectively for 2022, meaning performance goals were fully achieved or exceeded and behaviours were demonstrated at the required level. All regulatory responsibilities were also met. Noting the achievements by both executive directors over the year and the subsequent performance ratings, the committee agreed that RSP awards would be granted at maximum, in line with the Policy.

As a result, the CEO and CFO will receive RSP awards of £1,395,625 and £951,563 respectively. The awards will be delivered entirely in shares and subject to conditions before vesting as well as significant holding periods to create long-term alignment with the experience of shareholders. Malus and clawback provisions will also apply.

Pre-vest underpin

The committee will make an assessment at the end of the three-year performance period (covering financial years 2023 to 2025) to determine whether sustainable performance has been achieved. Before vesting, the outcome will be reviewed using the underpin criteria below. Following the assessment, RSP awards may vest in full, in part or lapse in their entirety, with discretion to consider other factors and apply discretion before deciding the final vesting outcome. This will mitigate any potential unintended outcomes that might arise and ensure that there is a fair outcome.

A sustainable level of performance over the period will be considered with reference to:


2022
2023
2026
Criteria before vesting
Pre-grant performance
1.
The level of capital held relative to the maximum distributable amount.
3.
Any material deterioration in the risk or regulatory compliance profile or control environment of NatWest Group, or a serious conduct or reputational event.
Start of vesting
Vests in equal amounts between 2026 and 2030, with a 12-month retention period after each vesting.
2.
Total distributions paid relative to our distribution policy.
Year of grant

NatWest Group | 2022 Annual Report on Form 20-F 143

Annual remuneration report *continued*

Remuneration for the Chairman and non-executive directors in 2022

The basic Board fee was increased from £80,000 to £82,000 per annum from 1 May 2022. This was the first change to the basic Board fee since 2017 and the decision was made after considering the fees paid by other major UK banks as well as salary increases for the wider workforce. The 2.5% increase was lower than the 3.6% average salary increase applied across our global workforce from April 2022. The fees for the Chairs of the Group Audit Committee, Group Board Risk Committee and the Group Performance and Remuneration Committee were increased from £68,000 to £73,000 per annum to bring the rates closer to market practice and to acknowledge the considerable time commitment of these roles in a regulated major bank. The composite fee for Frank Dangeard was increased from £264,000 to £270,000 to reflect the change in the basic Board fee and in view of his commitments and responsibilities as Chairman of NatWest Markets Plc. All of the changes were within the scope of the remuneration policy approved by shareholders and no directors were involved in decisions regarding their own remuneration.

For NatWest Group plc Board directors who also serve on the Boards and Committees of NatWest Holdings Limited, National Westminster Bank Plc and The Royal Bank of Scotland plc, the fees below reflect membership of all four boards and their respective Board Committees. Directors may also receive fees for membership of other subsidiary company Boards and Committees, the value of which is included below. No variable pay is provided to the Chairman and non-executive directors.

Total remuneration for the Chairman and non-executive directors in 2022 (audited)

	Fees		Benefits[1]		Total	
Chairman (composite fee)	2022 £000	2021 £000	2022 £000	2021 £000	2022 £000	2021 £000
Howard Davies	750	750	14	13	764	763

Non-executive directors

	Board £000	N&G £000	GAC £000	BRC £000	RemCo £000	SBC £000	TIC £000	SID £000	CAP £000	Other £000	Fees 2022 £000	2021 £000	Benefits[2] 2022 £000	2021 £000	Total 2022 £000	2021 £000
Frank Dangeard[3]										268	268	262	3	1	271	263
Roisin Donnelly[4]	21										21	–	6	–	27	–
Patrick Flynn	81	15	72	34			30				232	227	5	1	237	228
Morten Friis	81	15	34	72							202	197	44	22	246	219
Robert Gillespie[5]	78	14	33	33	52						210	227	17	2	227	229
Yasmin Jetha	81					30	60				171	170	4	1	175	171
Mike Rogers	81				34	60			4		179	172	15	–	194	172
Mark Seligman	81	15	34		34			34			198	191	5	1	203	192
Lena Wilson	81	4		34	45	30			11		205	195	17	5	222	200

(1) The benefits column for Howard Davies, Chairman, includes private medical cover, life cover and expenses in connection with attendance at Board meetings.

(2) Non-executive directors are reimbursed expenses incurred in connection with travel and attendance at Board meetings. The value of benefits had fallen in 2020 and 2021 due to less travel during the COVID-19 restrictions but have returned to more typical levels in 2022.

(3) Under the 'Other' column, Frank Dangeard received a composite fee as Chairman of the NatWest Markets Plc Board.

(4) Roisin Donnelly was appointed to the Board with effect from 1 October 2022.

(5) Robert Gillespie stepped down from the Board with effect from 15 December 2022.

Key to table:

N&G	Group Nominations and Governance Committee	SBC	Group Sustainable Banking Committee
GAC	Group Audit Committee	TIC	Technology and Innovation Committee
BRC	Group Board Risk Committee	SID	Senior Independent Director
RemCo	Group Performance and Remuneration Committee	CAP	Colleague Advisory Panel

Payments for loss of office and payments to past directors (audited)

There were no payments for loss of office made to directors in 2022. Ross McEwan stepped down from the Board as CEO in October 2019 and qualified for good leaver treatment in respect of his LTI awards. Mr McEwan received his final LTI award over 942,907 shares in 2020 with the award level reduced by 31% following the application of the pre-grant performance assessment. In line with the position for the current executive directors, no further reduction was made under the pre-vest test. The shares are due to vest between 2023 and 2027, subject to good leaver criteria continuing to be met. The value of the shares was £1,597,016, based on the average share price over October to December 2022. There are no other payments to past directors to disclose for 2022.

144 **NatWest Group** | 2022 Annual Report on Form 20-F

Implementation of remuneration policy in 2023

Pay arrangements

Both executive directors will receive annual bonus and RSP awards in March 2023 in respect of the 2022 performance year. You can find details of these awards on pages 138 and 143. A 3% increase to the base salary of each executive director has been agreed from 1 April 2023, which is less than half the expected average salary increase for the global workforce at 6.4%. Pay arrangements for the 2023 performance year are set out below.

	Salary (1 Jan 2023)	Salary (1 Apr 2023)	Standard benefits[1]	Pension	Fixed share allowance[2]	Maximum bonus award for 2023[3]	Maximum RSP award for 2023[4]
Alison Rose	£1,122,000	£1,155,660	£26,250	10% of salary	100% of salary	£1,147,245	£1,720,868
Katie Murray	£765,000	£787,950	£26,250	10% of salary	100% of salary	£782,213	£1,173,319

(1) Amounts shown relates to standard benefit funding. Executive directors are also entitled to benefits such as travel assistance and security arrangements in line with the Policy. We will disclose the value of benefits received each year. Executive directors are eligible to participate in all-employee share plan arrangements on the same basis as colleagues.

(2) Fixed share allowance is payable broadly in arrears, currently in four instalments per year. The shares will be released in equal amounts over a five-year period.

(3) The maximum bonus award under the Policy is set at 100% of base salary and is calculated on salary earned over the year. The award is expected to vest at 50% where on-target performance is achieved across the scorecard.

(4) The maximum RSP award under the Policy is set at 150% of base salary and is calculated on salary earned over the year. The award is normally expected to vest in full, subject to underpin criteria that will ensure there is no payment for failure. The maximum remuneration receivable by the CEO and CFO would increase by £860,434 and £586,659 respectively in the event there was a 50% increase in the NatWest Group plc share price over the RSP three-year period from grant to vest.

Annual bonus performance assessment for 2023

The annual bonus scorecard will be based on weighted performance measures and appropriately stretching targets across financial and non-financial areas that align with our purpose-led strategy. The main updates to the measures for 2023 are retiring our reduction in carbon emissions from own operations as this transitions to business as usual and supporting the initial Climate transition plan by targeting progress against sectoral targets.

For 2023, financial performance will represent 60% of the scorecard with target ranges set in line with the budget. Non-financial measures will be focused across climate, customer, purpose, culture and people, and enterprise and capability. These measures represent an aggregate of 35% of the scorecard and reflect our ESG priority areas as well as the importance of good customer outcomes. The remaining 5% will be assessed on Personal measures based on a discretionary assessment of the performance of each executive director over the year. A downward Risk modifier will also apply, enabling risk performance to be assessed and awards reduced, potentially to zero.

Threshold and maximum targets will be disclosed retrospectively at the end of the performance period in the 2023 Directors' remuneration report, alongside the actual level of performance achieved and associated narrative. No award will be made if threshold performance, as determined by the committee, is not achieved. The level of the award to be paid will vary between 10% for threshold performance and 100% for maximum performance. Target performance will pay out at 50% of maximum opportunity.

All assessments of performance are subject to the committee's judgment to determine the appropriate outcome. Discretion will only be used by the committee when the application of the formulaic performance outcome drives an unrepresentative outcome or when it is necessary to take into account strategic, economic or societal impacts that were not or could not have been accounted for at the point of agreeing the bonus scorecard.

Annual bonus performance measures and targets for 2023

Category	Performance measures		Target	Weighting %
			Financial	
Financial (60%)	Group RoTE.		Targets set and the extent of their achievement will be disclosed in the 2023 Annual Report as the committee considers them to be commercially sensitive at this point in time.	30%
	Group underlying income excluding notable items.		£14.8 billion	10%
	Group operating expenses, excluding litigation and conduct costs.		£7.6 billion	10%
	Progress to medium-term capital target.		CET1 target range of 13-14%	10%
			Non-Financial	
Strategic (35%)	Climate	Funding and financing committed to climate and sustainable finance.	Funding and financing target of £25.3 billion towards the £100 billion target.	10%
		Implementation of the initial Climate transition plan.	Four sectors on target with one of the two Assets Under Management and Retrofit milestones achieved.	

NatWest Group | 2022 Annual Report on Form 20-F 145

Annual remuneration report *continued*

Category	Performance measures		Target	Weighting %
Strategic (35%)	Customer	Net promoter score (NPS) and Customer Touchpoint Rating (CTR) for our brands.	Consumers: Improve NatWest Retail Main Bank NPS to +23 or 3rd (from +22 and 3rd). Businesses: Improve NatWest Business Banking £0-750k NPS to -6 or 3rd (from -8 and 3rd) and maintain NatWest Commercial Mid-Market £750k+ NPS at +17 or 1st. Private Banking: Improve Premier NPS to +31 or 3rd (from +29 and 3rd). Achieve Coutts NPS (12MR) of +36 (from +38) or Coutts NPS (3MR) of +49 (from +28). RBSI: Maintain NPS of +35. NatWest Markets: maintain average CTR of 72%.	10%
	Purpose, culture and people	Progress against purpose targets.	Purpose target from Our View = 87	10%
		Progress against culture targets.	Culture target from Our View = 80	
		Number of females in senior roles.	Increase percentage in the top three layers to 42% on aggregate	
		Number of colleagues from ethnic minority backgrounds in senior roles.	Increase percentage in the top four layers in the UK to 12.5% on aggregate	
	Enterprise & capability	Support the sustainable growth ambitions of our customers. Prioritise support for harder to reach groups with higher barriers to entering and growing a business.	Support 35,000 businesses through enterprise programmes with 275,000 customer interactions. Support being distributed as follows: 75% to UK regions outside London & South East; 50% to females; 20% to individuals from ethnic minority backgrounds.	5%
		Encourage youth participation in enterprise.	50,000 young adults engaged in Enterprise and Entrepreneurship activity.	
		Number of financial capability interactions which require active engagement, give knowledge or skills or change behaviour.	Deliver 4 million financial capability interactions from key initiatives (MoneySense, Financial Health Checks, Spending Feature and Know My Credit Score).	
Personal (5%)	Discretionary assessment at year end for both executive directors.		CEO performance is based on recommendation from Chairman taking into account additional individual performance factors.	5%
			CFO performance is based on recommendation from CEO taking into account individual performance goals and the performance of the Finance function.	
Risk (0-100%)	Risk performance assessment based on Group, NatWest Holdings, Functional (CFO only) and individual risk performance.		Discretionary downwards modifier.	0 -100%

RSP performance assessment for 2023

RSP awards are granted entirely in shares creating simple and effective alignment with the returns that shareholders receive over the long term. This is supported by annual bonus arrangements, which ensure that executive directors are also incentivised to deliver on the key strategic priorities of NatWest Group, with robust weighted performance measures as set out on the previous page. After the pre-grant test and underpin, the RSP would be expected to pay out at 100% in the vast majority of cases to deliver the expected value under the Policy.

Pre-grant test

Executive directors will be granted an RSP award in 2024 provided the committee considers performance over 2023 has been satisfactory, based on an assessment against our performance management framework.

Pre-vest underpin

RSP awards will not be subject to further performance conditions. However, before vesting, the committee will review the outcomes of the business against the following underpin criteria.

A sustainable level of performance over the period will be considered with reference to:

1. the level of capital held relative to the maximum distributable amount;
2. total distributions paid relative to our distribution policy; and
3. any material deterioration in the risk or regulatory compliance profile or control environment of NatWest Group, or a serious conduct or reputational event.

146 **NatWest Group** | 2022 Annual Report on Form 20-F

The committee will make an assessment at the end of the three-year performance period to determine whether sustainable performance has been achieved. The committee will refer to the above underpin criteria in determining whether this has been the case. Following the committee's assessment, RSP awards may vest in full, in part or lapse in their entirety. The committee will also retain the right to consider other factors and apply discretion before making a decision on the final vesting outcome. This will mitigate any potential unintended outcomes that might arise and ensure that there is a fair outcome. The committee will explain its reasons for applying discretion in either direction, or for not doing so.

Chairman and non-executive directors' shareholding policy and annual fees for 2023

The Chairman and non-executive directors typically hold shares in NatWest Group, recognising this is a practice that shareholders generally encourage. The shares have been acquired on a voluntary basis to date with no guidance on the level of expected shareholding. Having reflected on our current arrangements, and after considering the position at other major UK banks, the Board has decided to introduce a formal shareholding policy for these individuals from 1 January 2023. The policy does not apply to directors who are due to step down from the Board within 12 months of 1 January 2023.

Under the shareholding policy, NatWest Group will retain a portion of the net monthly basic fees (10% for the Chairman and 25% for non-executive directors) which will be used to purchase shares every quarter. The Chairman will be required to build towards a shareholding equivalent to four times the basic annual Board fee (currently £328,000) and for non-executive directors the target is one times the basic annual Board fee (currently £82,000). Once the target is achieved, monthly deductions and quarterly purchases will continue at a reduced percentage of net monthly fees (5% for the Chairman and 10% for non-executive directors). The shares purchased under the shareholding policy will be held in a nominee account with dividends reinvested and shares retained until the director steps down from the Board.

We believe this is a progressive and proportionate approach to shareholder alignment that will provide consistency and ultimately higher levels of shareholdings for this cohort. It will also ensure there is a continuous element of shareholder alignment as the Chairman and non-executive directors will continue to acquire shares over their entire tenure. The annual fees for 2023 are set out below, with the fees delivered in a combination of cash and shares in line with the shareholding policy above.

Fees for NatWest Group plc Board[1]	Rates from 1 January 2023
Chairman (composite fee)	£750,000
Non-executive director basic fee	£82,000
Senior Independent Director	£34,000

Fees for NatWest Group plc Board Committees[1]	Member	Chairman
Group Board Risk Committee	£34,000	£73,000
Group Audit Committee	£34,000	£73,000
Group Performance and Remuneration Committee	£34,000	£73,000
Group Sustainable Banking Committee	£30,000	£60,000
Technology and Innovation Committee	£30,000	£60,000
Group Nominations and Governance Committee	£15,000	–

Other fees for NatWest Group plc Board directors	
Chairman of NatWest Markets Plc (composite fee to cover all boards and committees)	£270,000
Chairman of the Colleague Advisory Panel	£15,000

(1) No additional fees are payable where the director is also a member of the boards and respective board committees of NatWest Holdings Limited, National Westminster Bank Plc and The Royal Bank of Scotland plc. Where appropriate, directors receive additional fees for membership of other subsidiary company boards and committees including NatWest Markets Plc. We will disclose the value of fees received in this report each year.

Other external directorships

The Board must approve any additional appointments undertaken by directors outside NatWest Group. Steps are in place to make sure that directors comply with regulatory limits on the number of directorships held. The Board also considers whether it is appropriate for executive directors to retain any remuneration from any new external roles, depending on the appointment. You can find details of current external appointments in the biographies section of the Corporate governance report.

NatWest Group | 2022 Annual Report on Form 20-F 147

Annual remuneration report *continued*

Annual change in directors' pay compared to average change in employee pay

Remuneration for employees is based on salary, benefits and annual bonus. The CEO and CFO receive fixed share allowances and, from the 2022 performance year onwards, annual bonus awards. As no bonus awards were made to the executive directors for the 2021 performance year, there is no prior year comparison in the table below. The Chairman and non-executive directors receive fees rather than salary and do not receive any variable pay. We regularly review membership of Board Committees and changes in membership will impact the level of fees paid to non-executive directors from one year to the next. The benefits figures for non-executive directors can also change significantly year on year depending on the amount of travel undertaken in connection with Board meetings. The data for non-executive directors below reflects the value of benefits mainly falling in 2020 and 2021, due to less travel during the COVID-19 restrictions, before returning to more typical levels in 2022.

	2021 to 2022			2020 to 2021			2019 to 2020		
Annual percentage change	Salary	Benefits[1]	Annual Bonus	Salary	Benefits[1]	Annual Bonus	Salary	Benefits[1]	Annual Bonus
UK employees[2]	**5.20%**	**6.34%**	**42.48%**	2.02%	4.68%	35.24%	2.86%	1.70%	-32.4%
Executive directors									
Alison Rose[3]	**1.5%**	**0%**	**–**	0%	0%	n/a	–	–	n/a
Katie Murray	**1.5%**	**0%**	**–**	0%	0%	n/a	0%	0%	n/a

Chairman and non-executive directors	Fees	Benefits	Annual Bonus	Fees	Benefits	Annual Bonus	Fees	Benefits	Annual Bonus
Howard Davies	**0%**	**8%**	**n/a**	0%	8%	n/a	0%	9%	n/a
Frank Dangeard	**2%**	**200%**	**n/a**	1%	0%	n/a	0%	-75%	n/a
Roisin Donnelly[4]	**–**	**–**	**n/a**	–	–	n/a	–	–	n/a
Patrick Flynn	**2%**	**400%**	**n/a**	0%	-67%	n/a	2%	-70%	n/a
Morten Friis	**3%**	**100%**	**n/a**	17%	214%	n/a	14%	-80%	n/a
Robert Gillespie[4]	**-7%**	**750%**	**n/a**	3%	-33%	n/a	-3%	-84%	n/a
Yasmin Jetha[4]	**1%**	**300%**	**n/a**	33%	100%	n/a	–	–	n/a
Mike Rogers	**4%**	**–**	**n/a**	1%	-100%	n/a	0%	-83%	n/a
Mark Seligman	**4%**	**400%**	**n/a**	1%	0%	n/a	-4%	-88%	n/a
Lena Wilson	**5%**	**240%**	**n/a**	8%	25%	n/a	16%	-64%	n/a

(1) Standard benefit funding for executive directors has remained unchanged. The figures above exclude any other benefits to executive directors such as travel assistance in connection with company business, the value of which is disclosed each year in the total remuneration table.

(2) NatWest Group plc is a holding company and is not an employing entity. Therefore the disclosure above is made on a voluntary basis to compare any change in directors' pay with all employees based in the UK. The data above is based on the average full time equivalent salary and benefit costs of UK based employees of NatWest Group, excluding the CEO and the CFO. This is considered to be the most representative comparator group, as it covers the majority of employees and the CEO and CFO are based in the UK. The average percentage change relates to salaries and benefits awarded in the respective financial years for UK employees and therefore may differ from figures quoted elsewhere in the report, for example, the proposed salary increases announced in December 2022 to be awarded from April 2023.

(3) Alison Rose, CEO, was appointed on 1 November 2019 and therefore the annual change comparison to 2020 is not applicable.

(4) Roisin Donnelly joined the Board on 1 October 2022 and Yasmin Jetha re-joined the Board on 1 April 2020, so there are no prior year comparisons. Robert Gillespie stepped down from the Board with effect from 15 December 2022.

CEO to employee pay ratios

The ratios on the next page compare the total pay of the CEO, as set out in the single figure of remuneration table in this report, against the pay of three employees whose earnings represent the lower, median and upper quartiles of the UK employee population. A significant proportion of the CEO's total remuneration is delivered through long-term incentive arrangements, linked to performance and share price movements, which means this part of the ratio can fluctuate significantly from one year to the next. None of the three employees identified this year received equivalent long-term incentive arrangements. Information based on salary only is included as a further comparison.

The pay ratios reflect the diverse range of roles and pay levels across NatWest Group as a large financial services company. For the total remuneration comparison, the median employee for 2022 works in Services and the median pay ratio is consistent with the pay and reward policies for UK employees as a whole. We are determined to pay each individual a fair rate for the role performed, using consistent reward policies and offering opportunities for progression. We set out further information on our fair pay approach earlier in this report and in our supporting ESG Disclosures Report at natwestgroup.com. The change in the median pay ratio since 2018 is largely driven by the more volatile nature of performance-related pay for the CEO. In April 2020, the CEO decided to forgo 25% of her fixed pay for the rest of the year which contributed to the ratio falling in 2020 before rising in 2021.

The median pay ratio has increased further in 2022 primarily due to the CEO receiving an annual bonus award for the first time under the new Policy and a higher vesting value for the LTI award compared to last year, as a result of strong share price performance. The single figure of remuneration for the CEO, on which the pay ratio is based, includes a combination of our new and old Policies this year and this may impact the ratio in future years as any outstanding LTI awards complete their three-year performance cycle. The total remuneration for employees at the lower, median and upper quartiles have all increased year-on-year. On a comparison of salary only, the trend continues to be stable.

148 **NatWest Group** | 2022 Annual Report on Form 20-F

CEO to employee pay ratios

			Pay ratios			Remuneration values (£000)				
Year	Methodology		P25 (LQ)	P50 (Median)	P75 (UQ)	Calculation	CEO	Y25 (LQ)	Y50 (Median)	Y75 (UQ)
2018	A	Total remuneration	143:1	97:1	56:1	Total remuneration	3,578	25	37	64
		Salary only	44:1	30:1	19:1	Salary only	1,000	23	33	51
2019	A	Total remuneration	175:1	118:1	69:1	Total remuneration	4,517	26	38	66
		Salary only	44:1	30:1	19:1	Salary only	1,017	23	34	52
2020	A	Total remuneration	99:1	66:1	39:1	Total remuneration	2,615	26	40	66
		Salary only	46:1	31:1	20:1	Salary only	1,100	24	36	54
2021	A	Total remuneration	130:1	87:1	51:1	Total remuneration	3,588	28	41	70
		Salary only	44:1	29:1	20:1	Salary only	1,100	25	37	55
2022	A	**Total remuneration**	**177:1**	**119:1**	**71:1**	**Total remuneration**	**5,249**	**30**	**44**	**74**
		Salary only	**42:1**	**28:1**	**19:1**	**Salary only**	**1,117**	**27**	**40**	**58**

Supplementary information on the pay ratio table:

(1) The data for 2022 is based on remuneration earned by Alison Rose, as set out in the single figure of remuneration table in this report.

(2) The employees at the 25th, 50th and 75th percentiles (lower, median and upper quartiles) were determined as at 31 December of the relevant year, based on full-time equivalent remuneration for all UK employees. This includes fixed pay (salary, pension funding and where relevant benefit funding and other allowances) and also any variable pay (based on the amount to be paid). For employees who work part-time, fixed pay is grossed up to the full-time equivalent.

(3) 'Option A' methodology was selected as this is considered the most statistically accurate method. UK employees receive a pension funding allowance set as a percentage of salary. Some employees, but not the CEO, continue to participate in the defined benefit pension scheme. Under this, it would be possible to recognise a higher value, which would in turn reduce the ratios. However, for simplicity and consistency with regulatory disclosures, we have included the pension funding allowance value in the calculation for all employees.

(4) The data for the three employees identified has been considered and fairly reflects pay at the relevant quartiles among the UK employee population. Each of the three individuals was a full-time employee during the year and none received an exceptional award that would otherwise inflate their pay figure.

Summary of remuneration levels for employees in 2022



1.26%
8.03%
18.58%
72.13%

- 50,894 employees earned total remuneration up to £50,000
- 13,107 employees earned total remuneration between £50,000 and £100,000
- 5,667 employees earned total remuneration between £100,000 and £250,000
- 889 employees earned total remuneration over £250,000

The disclosure of remuneration levels for employees includes anyone employed by NatWest Group during the year.

Remuneration of Material Risk Takers (MRTs) in 2022

Each year, we disclose the remuneration paid to individuals whose activities have a material influence over NatWest Group's performance or risk profile, known as MRTs. The disclosures are made in line with regulatory requirements and full details can be found in our Pillar 3 reports on natwestgroup.com. The tables below summarise the total pay for staff identified as MRTs for one or more entities across NatWest Group along with the number of individuals earning more than €1 million for the year. Note that the number of MRTs excludes colleagues who left NatWest Group prior to 31 December 2022 in line with regulatory requirements.

Number of MRTs	704
Remuneration (£millions)	
Total fixed pay	£196.33
Total variable pay	£106.16
Total remuneration	**£302.49**

Number of >€1m earners	
€1.0 million to below €1.5 million	53
€1.5 million to below €2.0 million	17
€2.0 million to below €2.5 million	6
€2.5 million to below €3.0 million	3
€3.0 million to below €3.5 million	1
€3.5 million to below €4.0 million	–
€4.0 million to below €4.5 million	1
Total	**81**

NatWest Group | 2022 Annual Report on Form 20-F 149

Annual remuneration report *continued*

Directors' interests in NatWest Group plc shares (audited)

Under the shareholding requirements, the CEO and CFO need to build up and maintain shares to the value of 500% of salary and 300% of salary respectively. The requirements apply both during employment and for two years after leaving, in line with best practice. Procedures are in place to enforce the shareholding requirements, and you can find further details on page 135. As set out earlier in this report, the Chairman and non-executive directors will be subject to a separate shareholding policy from 2023.

Share interests held by directors

	Alison Rose	Katie Murray	Howard Davies	Frank Dangeard	Roisin Donnelly[1]	Patrick Flynn	Morten Friis[3]	Robert Gillespie	Yasmin Jetha	Mike Rogers	Mark Seligman[4]	Lena Wilson
Shares held[2]	2,117,170	1,044,209	102,142	4,642	–	18,571	18,570	23,214	27,857	18,571	27,857	27,857
Shareholding requirement	500% of salary	300% of salary	–	–		–	–	–	–	–	–	–
Position against requirement	603% of salary	398% of salary	–	–		–	–	–	–	–	–	–

(1) Roisin Donnelly was appointed to the Board from 1 October 2022.

(2) Shares owned beneficially as at 31 December 2022 or at the date of stepping down from the Board if earlier. Includes shares held by persons closely associated with the directors. As at 16 February 2023, there were no changes to the shares held as shown above. Share awards, as shown below, are also included for the purposes of the shareholding requirement once any performance assessment has been completed. All share awards are included net-of-taxes due to be paid on vesting. The position against the requirement was calculated as at 31 December 2022, at which point both executive directors exceeded the requirement based on the closing price of £2.652 on 30 December 2022.

(3) The share interest held is over 9,285 American Depositary Receipts representing 18,570 ordinary shares.

(4) 9,285 shares are held in the name of M Seligman & Co Limited, of which Mr Seligman and Louise Seligman are shareholders.

(5) The share interest figures above have been adjusted to reflect the 13 for 14 share consolidation on 30 August 2022.

Share awards under share plans

	Year	Awards held 1 Jan 2022	Awards granted	Award price £	Awards vested	Awards lapsed	Awards forfeited	Awards held 31 Dec 2022	Expected vesting dates
Alison Rose									
LTI award	2017	167,758		2.41	55,920			**111,838[1]**	07.03.23 – 07.03.24
LTI award	2018	368,560		2.66	92,140			**276,420[1]**	07.03.23 – 07.03.25
LTI award	2019	568,829		2.64	107,319	32,234		**429,276[1]**	07.03.23 – 07.03.26
LTI award	2020	881,679		1.70				**881,679[2]**	07.03.23 – 07.03.27
LTI award	2022		877,781	1.82				**877,781[2]**	07.03.25 – 07.03.29
		1,986,826	877,781		255,379	32,234		**2,576,994**	
Total LTI awards subject to service								**817,534[1]**	
Total LTI awards subject to performance and service								**1,759,460[2]**	
Katie Murray									
Deferred award[4]	2017	17,084		2.41	17,084			–	
LTI award	2017	31,191		2.41	31,191			–	
Deferred award	2018	53,591		2.66	26,796			**26,795[1]**	07.03.23 – 07.03.23
Deferred award	2019	208,945		2.64	41,790			**167,155[1]**	07.03.23 – 07.03.26
LTI award	2020	646,565		1.70				**646,565[2]**	07.03.23 – 07.03.27
Sharesave	2020	3,200		1.12				**3,200[3]**	18.12.23
LTI award	2021	407,262		1.67				**407,262[2]**	07.03.24 – 07.03.28
LTI award	2022		580,885	1.82				**580,885[2]**	07.03.25 – 07.03.29
		1,367,838	580,885		116,861			**1,831,862**	
Total LTI and deferred awards subject to service								**193,950[1]**	
Total LTI awards subject to performance and service								**1,634,712[2]**	
Total Sharesave options								**3,200[3]**	

(1) Performance assessment has taken place and awards remain subject to deferral and employment conditions before vesting. These awards count on a net-of-tax basis towards meeting the shareholding requirement.

(2) Awards are subject to the LTI pre-vest performance assessment along with deferral and employment conditions before vesting. See earlier in this report for the pre-vest assessment of the 2020 LTI award. The first vesting of this award is due to take place in March 2023, which will be reflected in next year's table together with any shares lapsed for performance.

(3) Sharesave options enable colleagues to save from their salary with an option to buy shares at the end of the savings period. The award price is the price at which shares can be bought. Sharesave options are normally exercisable for a period of six months from the maturity date at an option price that is discounted by up to 20% of the market value around the time of the award.

(4) Deferred awards relate to annual bonus awards granted to Ms Murray for performance prior to becoming an executive director, with payments deferred in line with regulatory requirements.

150 **NatWest Group** | 2022 Annual Report on Form 20-F

Shareholder dilution and share sourcing NatWest Group can use new issue, market-purchase or treasury shares to deliver shares that are required for employee share plans. Best practice dilution limits are monitored and govern the number of shares that may be issued to satisfy share plan awards. Total Shareholder Return (TSR) performance The graph compares the TSR performance of NatWest Group with companies comprising the FTSE 100 Index over the last 10 years. We have selected this index because it represents a cross-section of leading UK companies. We have added the TSR for FTSE UK banks for the same period as a further comparison. CEO pay over the same period 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 Total remuneration (£000s)(1) AR 1,401 2,615 3,588 5,249 RM 393 1,878 3,492 3,702 3,487 3,578 4,066 SH 1,235 Annual bonus against maximum opportunity AR 68% SH 0% n/a n/a n/a n/a n/a n/a n/a n/a LTI vesting rates against maximum opportunity AR 60% 82% 83% 78% RM 73% 62% 56% 89% 41% 78% SH 0% (1) CEOs are Alison Rose (AR), Ross McEwan (RM) and Stephen Hester (SH) with figures based on the single figure of remuneration for the relevant year. Relative importance of spend on pay £m (% change on 2021) 2022 2021 Remuneration paid to all employees(1) Distributions to holders of preference shares and paid-in equity Distributions to holders of ordinary shares(2) 3,156 693 318 3,179 (+0.73%) 1,205 (+73.88%) 249 (-21.70%) (1) Remuneration paid to all employees represents total staff expenses as per Note 3 to the consolidated financial statements, exclusive of social security and other staff costs. 250 200 150 100 50 0 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 NatWest Group FTSE100 FTSE UK Banks (2) Reflects distributions to shareholders through dividend payments during the financial year. The Board has confirmed its intention to pay a dividend of 10.0p per ordinary share in respect of financial year 2022, which will be paid in 2023 subject to approval by shareholders at the forthcoming Annual General Meeting. NatWest Group | 2022 Annual Report on Form 20-F 151

Annual remuneration report *continued*

Statement of shareholder voting

At the AGM held on 28 April 2022, the resolutions to approve the Policy and the Annual remuneration report received strong levels of support.

Directors' Remuneration Policy

Vote	Number of shares	Percentage
For	33,883,943,928	92.75%
Against	2,649,384,392	7.25%
Withheld	126,953,196	–

Annual remuneration report

Vote	Number of shares	Percentage
For	36,237,314,672	98.87%
Against	414,528,384	1.13%
Withheld	8,356,700	–

The Group Performance and Remuneration Committee

Principal areas of focus

Wider workforce

- Approving and overseeing the NatWest Group-wide Remuneration Policy.
- Considering how pay has been allocated across the workforce, including analysis by colleague level, geography and diversity.
- Reviewing fixed pay proposals.
- Approving Sharesave offers to colleagues.
- Reviewing performance over the year and approving bonus pools for the business areas.
- Reviewing gender and ethnicity pay gap reporting.

Executive remuneration

- Reviewing performance assessments and remuneration arrangements for the committee's 'in scope' population.
- Setting performance objectives for senior executives for the year ahead.
- Approving the outcomes of variable pay awards.
- Approving remuneration for senior hires and arrangements for any leavers.
- Engaging with stakeholders on our remuneration proposals.
- Reviewing and approving the Directors' Remuneration Report.
- Receiving benchmarking data on executive pay and peer practice.

Governance and regulatory

- Approving agenda planners and ensuring the committee is meeting all its obligations under its terms of reference (ToR).
- Considering matters escalated by other Board Committees and subsidiary Performance and Remuneration Committees.
- Overseeing the MRT identification process.
- Approving submissions through the year to the UK regulators.
- Receiving quarterly updates on accountability reviews and approving accountability decisions for the population within its governance.
- Carrying out the annual evaluation of its performance.

152 **NatWest Group** | 2022 Annual Report on Form 20-F

The Group Performance and Remuneration Committee continued Role of the Committee The committee is responsible for: • approving the remuneration policy for all colleagues and reviewing the effectiveness of its implementation; • reviewing performance and making recommendations to the Board on arrangements for executive directors; • approving remuneration for a defined ‘in-scope’ population comprising members and attendees of the Senior Executive Committees and direct reports of the CEO, control function heads and the Company Secretary. The committee also approves arrangements where individuals earn total compensation above £1 million; and • setting the remuneration framework and principles for colleagues identified as Material Risk Takers (MRTs). The ToR of the committee is reviewed annually and available on natwestgroup.com Operation of the policy The remuneration policy operated broadly as intended during the year, with pay awarded to executive directors for 2022 broadly in line with that expected for the year. Strong performance across the annual bonus scorecard resulted in above target outcomes. The committee spent a considerable amount of time discussing the support to be provided to the wider workforce in response to the cost-of-living crisis, with a range of enhancements to colleagues’ remuneration being announced. Managing conflicts To mitigate potential conflicts of interest, directors are not involved in decisions regarding their own remuneration. It is the committee, rather than management, that appoints remuneration advisers. Attendees also play an important role in advising the committee but are not present when their own remuneration is discussed. The Group Chief People & Transformation Officer may be present when discussions take place on senior executive pay, as there is considerable benefit from her participation. However, she is never present for discussions on her remuneration. Committee advisers PricewaterhouseCoopers LLP (PwC) was first appointed as remuneration adviser by the committee in 2010 and reappointed in 2022, following an annual review of the quality of advice and the level of fees. PwC is a signatory to the voluntary code of conduct in relation to remuneration consulting in the UK. The committee also took account of the views of the Chairman, the CEO, the CFO, the Group Chief People & Transformation Officer, the Director of Reward & Employment, the Group Chief Risk Officer and the Group Chief Audit Executive. The committee also received input from the BRC, the GAC, the SBC and the Performance and Remuneration Committees for the principal legal entities across NatWest Group. The professional services PwC provides in the ordinary course of business include assurance, advisory, tax and legal advice to NatWest Group subsidiaries. The committee is satisfied that the advice received is independent and objective. We also receive an annual statement setting out the protocols PwC has followed to maintain independence. There are no connections between PwC and individual directors to be disclosed. Fees paid to PwC for advising the committee are based on a fixed fee structure with any exceptional items charged on a time/cost basis. Fees for 2022 in relation to directors’ remuneration amounted to £186,945 in total excluding VAT (2021 – £211,041 excluding VAT). Performance evaluation The 2022 evaluation was conducted internally by the Chief Governance Officer and Company Secretary. The committee acknowledged the former Chairman’s stewardship through a period of significant change from a remuneration perspective, including the introduction of two new executive director remuneration policies. The committee also recognised the positive impact of recent improvements made by the new Chair to simplify the remuneration governance framework. Such improvements were designed to reflect feedback from the committee and other board committees during 2021. Reflecting on the success of the remuneration governance review, the committee requested management to explore opportunities to optimise remuneration policies and processes during 2023. The committee discussed the focus on wider workforce pay during 2022. In recent years, pay proposals relating to the population below executive level had increasingly become a feature of the committee’s oversight responsibility, as required by the UK Corporate Governance Code. Given the impact of the cost-of-living crisis, the focus on wider workforce pay had understandably become even more pronounced during 2022. The committee agreed that it was important that it continued to have significant oversight of wider workforce pay in future. Lena Wilson, CBE Chair of the Group Performance and Remuneration Committee 16 February 2023 NatWest Group | 2022 Annual Report on Form 20-F 153 Membership All members of the committee are independent non-executive directors. In order to be considered for the role of committee Chair, an individual must first have served on a remuneration committee for at least 12 months. During 2022, Robert Gillespie was the committee Chair until 24 September 2022 when he stepped down and Lena Wilson became Chair, having been a member of the committee since April 2020. Frank Dangeard, Mike Rogers and Mark Seligman were members throughout 2022. The committee held six scheduled meetings in 2022 and a further three ad hoc meetings. You can find further details on members and attendance in the Corporate governance report on page 77.

Compliance report Statement of compliance NatWest Group plc is committed to high standards of corporate governance, business integrity and professionalism in all its activities. Throughout the year ended 31 December 2022, NatWest Group plc has applied the Principles and complied with all of the Provisions of the UK Corporate Governance Code issued by the Financial Reporting Council dated July 2018 (the ‘Code’) except in relation to: • Provision 17, in respect of the requirement that the Group Nominations and Governance Committee should ensure plans are in place for orderly succession to both the Board and senior management positions and oversee the development of a diverse pipeline for succession; and • Provision 33 that the Group Performance and Remuneration Committee (Group RemCo) should have delegated responsibility for setting remuneration for the Chairman and executive directors. In respect of Provision 17, whilst the Board is supported on board succession by the Group Nominations and Governance Committee, the Board considers this is a matter of significant importance which should rightly be reserved for the full Board. Adopting this approach ensures that all directors have an opportunity to contribute to succession planning discussions for Board and senior management, in support of achieving an appropriate balance of skills, experience, knowledge and diversity at senior levels within NatWest Group and on the Board. It also means that all directors have an opportunity to review, consider and become familiar with the next generation of executive leaders. In respect of Provision 33, the Board also considers that this is a matter which should rightly be reserved for the Board and this is an approach the Board has adopted for a number of years. Remuneration for the executive directors is first considered by the Group RemCo which then makes recommendations to the Board for consideration. This approach allows all non-executive directors, and not just those who are members of the Group RemCo, to participate in decisions on the executive directors’ and the Chairman’s remuneration and also allows the executive directors to input to the decision on the Chairman’s remuneration. The Board believes this approach is very much in line with the spirit of the Code and no directors are involved in decisions regarding their own remuneration. A copy of the Code can be found at frc.org.uk. The Board does not anticipate any changes to its approach on these aspects of the Code. Further information on how NatWest Group plc has applied the Principles, and complied with the Provisions, of the Code can be found in the Corporate governance section of this report, which includes cross-references to relevant sections of the Strategic report and other related disclosures. NatWest Group plc has complied in all material respects with the Financial Reporting Council Guidance on Audit Committees issued in September 2012 and April 2016. Under the US Sarbanes-Oxley Act of 2002, specific standards of corporate governance and business and financial disclosures and controls apply to companies with securities registered in the US. NatWest Group plc complies with all applicable sections of the US Sarbanes-Oxley Act of 2002, subject to a number of exceptions available to foreign private issuers. Internal control The Board of Directors is responsible for the system of internal controls that is designed to maintain effective and efficient operations, compliant with applicable laws and regulations. The system of internal controls is designed to manage, or mitigate, risk to an acceptable residual level rather than eliminate it entirely. Systems of internal control can only provide reasonable and not absolute assurance against material misstatement, fraud or loss. NatWest Group operates a three lines of defence model, which provides an effective apportionment of responsibilities and accountabilities across the organisation. As part of its second line of defence role, the Risk oversight function exercises oversight and challenge of the risk management activities undertaken by the first line of defence, which is responsible for designing, implementing and maintaining effective processes, procedures and controls to mitigate risks within risk appetite. The Internal Audit function, which is the third line of defence, undertakes independent and objective assurance activities and provides reports to the Board and executive management on the quality and effectiveness of governance, risk management and internal controls to monitor, manage and mitigate risks in achieving NatWest Group’s objectives. Ongoing processes for the identification, evaluation and management of the principal risks faced by NatWest Group operated throughout the period from 1 January 2022 to 24 February 2023, the date the directors approved the Annual Reporton Form 20-F. These included the semi-annual Control Environment Certification process, which requires senior members of the executive and management to assess the adequacy and effectiveness of their internal control frameworks and certify that their business or function is compliant with the requirements of Sarbanes-Oxley Section 404 and the UK Corporate Governance Code. The policies that govern these processes – and reports on internal controls arising from them – are reviewed by the Board and meet the requirements of the Financial Reporting Council’s Guidance on Risk Management Internal Control and Related Financial and Business Reporting. The effectiveness of NatWest Group’s internal controls is reviewed regularly by the Board, the Group Audit Committee and the Group Board Risk Committee. In addition, the Board receives a risk management report at each scheduled Board meeting. Executive management committees in each of NatWest Group’s businesses also receive regular reports on significant risks facing their business and how these are being controlled. Details of the bank’s approach to risk management are given in the Risk & Capital Management section of Exhibit 15.2 of the Annual Report on Form 20-F. 154 NatWest Group | 2022 Annual Report on Form 20-F

Throughout 2022 work continued to deliver enhancements to the control environment relating to financial crime risk. NatWest Group takes its responsibility to prevent and detect financial crime extremely seriously and continues to make multi- year investments to strengthen and improve its overall financial crime framework with prevention systems and capabilities. NatWest Group also recognises the requirement to continue to invest in payments systems and remediate end of life systems in line with agreed prioritisation. A payment review was initiated in late 2022 to assess control enhancements in response to manual payment risk. NatWest Group continued to make enhancements to other aspects of the wider control environment in 2022. This has included the implementation of end-to-end risk and control self-assessments with a strategic effort to focus on control automation. This is part of the broader enterprise-wide risk management framework activity, which will continue throughout 2023. NatWest Group continued to focus on the embedding of a strong risk culture to support a robust control environment. The remediation of known control issues continued to be an important focus for both the Group Audit Committee and the Board Risk Committee during 2022. For further information on their oversight of remediation of the most significant issues, please refer to the Report of the Group Audit Committee and the Report of the Group Board Risk Committee. The Group Audit Committee has received confirmation that management has taken, or is taking, action to remedy significant failings or weaknesses identified through NatWest Group’s control framework. The Group Audit Committee and the Group Board Risk Committee will continue to focus on such remediation activity, particularly in view of the transformation agenda. The control environment remained largely stable in 2022. There was continuing management focus on the delivery of regulatory programmes – including the internal transformation programme established in response to updated IRB regulation from the Prudential Regulation Authority (PRA) and the European Banking Authority (EBA) – as well as a review of the controls and processes relating to certain regulatory reporting. There was also significant focus on work to enhance controls relating to financial crime risks – including ongoing work to strengthen customer due diligence standards. The focus of the of NatWest Group in establishing and maintaining a robust risk culture made a valuable contribution to the overall control environment. Management's report on internal control over financial reporting internal control over financial reporting is a component of an overall system of internal control and is designed to provide reasonable assurance regarding the preparation, reliability and fair presentation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) and includes: - Policies and procedures that relate to the maintenance of records that, in reasonable detail, fairly and accurately reflect the transactions and disposition of assets. - Controls providing reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with IFRS, and that receipts and expenditures are being made only as authorised by management. - Controls providing reasonable ass urance regarding the prevention or timely detection of unauthorised acquisition, use or disposition of assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Management is responsible for establishing and maintaining adequate internal control over financial reporting for NatWest Group. NatWest Group’s Management has assessed the effectiveness of its internal control over financial reporting as of 31 December 2022 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in the 2013 publication of ‘Internal Control - Integrated Framework’. Based on its assessment, management has concluded that, as of 31 December 2022, NatWest Group’s internal control over financial reporting is effective. While not being part of the bank’s system of internal control, the Group’s external auditors present to the Group Audit Committee reports that include details of any significant and material internal control deficiencies they have identified. Further, the system of internal controls is also subject to regulatory oversight in the UK and overseas. Additional details of regulatory oversight are given in the Risk & Capital Management section. NatWest Group | 2022 Annual Report on Form 20-F 155

Changes in internal control There was no change in NatWest Group’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, NatWest Group’s internal control over financial reporting. The New York Stock Exchange As a foreign private issuer with American Depository Shares representing ordinary shares, preference shares and debt securities listed on the New York Stock Exchange (the NYSE), NatWest Group plc is not required to comply with all of the NYSE corporate governance standards applicable to US domestic companies (the NYSE Standards) provided that it follows home country practice in lieu of the NYSE Standards and discloses any significant ways in which its corporate governance practices differ from the NYSE Standards. NatWest Group plc is also required to provide an Annual Written Affirmation to the NYSE of its compliance with the mandatory applicable NYSE Standards. In March 2022 NatWest Group plc submitted its most recent Annual Written Affirmation to the NYSE which confirmed NatWest Group plc’s full compliance with the applicable provisions. The Board has reviewed its corporate governance arrangements and is satisfied that these are consistent with the NYSE Standards, subject to the following departures: i. NYSE Standards require the majority of the Board to be independent. The NYSE Standards contain different tests from the Code for determining whether a director is independent. NatWest Group plc follows the Code’s requirements in determining the independence of its directors and currently has eight independent non-executive directors, one of whom is the Senior Independent Director. ii. The NYSE Standards require non-management directors to hold regular sessions without management present, and that independent directors meet at least once a year. The Code requires the Chairman to hold meetings with non- executive directors without the executives present and non-executive directors are to meet without the Chairman present at least once a year to appraise the Chairman’s performance and NatWest Group plc complies with the requirements of the Code. iii. The NYSE Standards require that the nominating/corporate governance committee of a listed company be composed entirely of independent directors. The Chairman of the Board is also the Chairman of the Group Nominations and Governance Committee, which is permitted under the Code (which requires that a majority of members of the committee should be independent non-executive directors). The terms of reference of the Group Nominations and Governance Committee differ in certain limited respects from the requirements set out in the NYSE Standards, including because the Group Nominations and Governance Committee does not have responsibility for overseeing the evaluation of management. iv. The NYSE standards require that the compensation committee of a listed company be composed entirely of independent directors. Although the members of the Group Performance and Remuneration Committee are deemed independent in compliance with the provisions of the Code, the Board has not assessed the independence of the members of the Group RemCo and Group RemCo has not assessed the independence of any compensation consultant, legal counsel or other adviser, in each case, in accordance with the independence tests prescribed by the NYSE Standards. The NYSE Standards require that the compensation committee must have direct responsibility to review and approve the CEO’s remuneration. As stated at the start of this Compliance report, in the case of NatWest Group plc, the Board rather than the Group RemCo reserves the authority to make the final determination of the remuneration of the CEO. v. The NYSE Standards require listed companies to adopt and disclose corporate governance guidelines. Throughout the year ended 31 December 2022, NatWest Group plc has complied with all of the provisions of the Code (subject to the exceptions described above) and the Code does not require NatWest Group plc to disclose the full range of corporate governance guidelines with which it complies. vi. The NYSE Standards require listed companies to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. NatWest Group has adopted a code of conduct which is supplemented by a number of key policies and guidance dealing ith matters including, among others, anti-bribery and corruption, anti-money laundering, sanctions, confidentiality, inside information, health, safety and environment, conflicts of interest, market conduct and management records. This code of conduct applies to all officers and employees and is fully aligned to the PRA and FCA Conduct Rules which apply to all directors. The Code of Conduct is available to view on NatWest Group’s website at natwestgroup. com. This Compliance report forms part of the Corporate governance report and the Report of the directors. Compliance report continued Disclosure controls and procedures The effectiveness of NatWest Group’s internal control over financial reporting as of 31 December 2021 has been audited by Ernst & Young LLP, NatWest Group’s independent registered public accounting firm. The report of the independent registered public accounting firm to the directors of NatWest Group plc expresses an unqualified opinion on NatWest Group’s internal control over financial reporting as of the 31 December 2021. As required by Exchange Act rules, management (including the Group CEO and Group CFO) have conducted an evaluation of the effectiveness and design of NatWest Group’s disclosure controls and procedures (as defined in the Exchange Act rules) as at 31 December 2022. Based on this evaluation, management (including the Group CEO and Group CFO) concluded that NatWest Group plc’s disclosure controls and procedures were effective as of the end of the period covered by this Annual Report on Form 20-F. 156 NatWest Group | 2022 Annual Report on Form 20-F The Group Audit Committee fully complies with the mandatory provisions of the NYSE Standards (including by reference to the rules of the Exchange Act) that relate to the composition, responsibilities and operation of audit committees. More detailed information about the Group Audit Committee and its work during 2022 is set out in the Group Audit Committee report on pages 94 to 102.

The directors present their report together with the audited accounts for the year ended 31 December 2022. Other information incorporated into this report by reference can be found at: Page/Note Strategic report Our colleagues 46 Climate-related financial disclosures 58 Disclosures required pursuant to Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended) (‘2008 Regs’) are located on the following pages: Employee engagement (Paras 11 and 11A, Schedule 7, 2008 Regs):- • Pages 36 to 41 (stakeholder engagement and section 172(1) statement) engagement) Engagement with suppliers, customers and others (Para 11B, Schedule 7, 2008 Regs):- • Pages 36 to 41 (stakeholder engagement and section 172(1) statement) Group structure During 2018, in preparation for ring-fencing a number of changes were made to the NatWest Group structure. Following these changes the company owns three main subsidiaries, NatWest Holdings Limited (the parent of the ring-fenced group which includes National Westminster Bank Plc, The Royal Bank of Scotland plc and Ulster Bank Ireland DAC), NatWest Markets Plc (the investment bank and the parent of NatWest Markets N.V.) and The Royal Bank of Scotland International (Holdings) Limited (the parent of The Royal Bank of Scotland International Limited). Following placing and open offers in December 2008 and in April 2009, HM Treasury (HMT) owned approximately 70.3% of the enlarged ordinary share capital of the company. In December 2009, the company issued a further £25.5 billion of new capital to HMT in the form of B shares. HMT sold 630 million of its holding of the company’s ordinary shares in August 2015. In October 2015 HMT converted its entire holding of 51 billion B shares into 5.1 billion new ordinary shares of £1 each in the company. HMT sold a further 925 million of its holding of the company’s ordinary shares in June 2018. In March 2021, the company carried out an off-market purchase of 591 million of its ordinary shares from HMT. In May 2021, HMT sold 580 million ordinary shares through an accelerated book building process to institutional investors. In July 2021, HMT announced its intention to sell part of its shareholding over a 12 month period from August 2021 via a trading plan, for up to 15% of the aggregate total trading volume. In June 2022 the trading plan was extended for a further 12 month term to August 2023. In March 2022, the company carried out an off-market purchase of 550 million of its ordinary shares from HMT. At 31 December 2022, HMT’s holding in the total voting rights of the company was 45.97%. The percentage was correct as at the date of notification on 21 December 2022. Activities NatWest Group is engaged principally in providing a wide range of banking and other financial services. Further details of the organisational structure and business overview of NatWest Group, including the products and services provided by each of its operating segments and the markets in which they operate are contained in the Business review. Details of the strategy for delivering the company’s objectives can be found in the Strategic report. Results and dividends In 2022 NatWest Group paid an interim dividend of £364 million, or 3.5p per ordinary share (2021 – £347 million, or 3p per ordinary share). In addition, the company also paid a special dividend of £1,750 million, or 16.8p per ordinary share. The company has announced that the directors have recommended a final dividend of £1.0 billion, or 10.0p per ordinary share (2021 – £844 million or 7.5p per ordinary share). The final dividend recommended by directors is subject to shareholders’ approval at the Annual General Meeting on 25 April 2023. If approved, payment will be made on 2 May 2023 to shareholders on the register at the close of business on 17 March 2023. The ex-dividend date will be 16 March 2023. Subject to the above mentioned condition, the payment of interim dividends on ordinary shares is at the discretion of the Board. Report of the directors NatWest Group | 2022 Annual Report on Form 20-F 157 • Page 46 (Colleagues) • Pages to 86 (Corporate governance report, workforce • Page 84 (Corporate governance report, stakeholder engagement) The profit attributable to the ordinary shareholders of NatWest Group plc for the year ended 31 December 2022 amounted to £3,340 million compared with a profit of £2,950 million for the year ended 31 December 2021, as set out in the consolidated income statement on page 25 of the Annual Report on Form 20-F. UK company law provides that dividends can only be paid if a company has sufficient distributable profits available to cover the dividend. A company’s distributable profits are its accumulated, realised profits not previously distributed or capitalised, less its accumulated, realised losses not previously written off in a reduction or re-organisation of capital. At 31 December 2022, NatWest Group plc’s distributable profits were £33,134 million.

Colleagues As at 31 December 2022, NatWest Group employed 61,000 people (excluding temporary staff). Details of all related costs are included in Note 3 to the consolidated accounts. Employment for disabled persons NatWest Group makes workplace adjustments to support colleagues with disabilities to succeed. If a colleague becomes disabled NatWest Group will, wherever possible, make adjustments to support them in their existing role or re-deploy them to a more suitable alternative role. The NatWest Group Careers site gives comprehensive insights into NatWest Group jobs, culture, locations and application processes. It also hosts a variety of blog content to portray stories of what it is like to work at NatWest Group. The company also makes sure that candidates can easily request any adjustments or help to complete their application or assessment. Going concern UK Code for Financial Reporting Disclosure NatWest Group plc’s 2022 financial statements have been prepared in compliance with the principles set out in the Code for Financial Reporting Disclosure published by UK Finance. The Code sets out five disclosure principles together with supporting guidance. The principles are that NatWest Group and other major UK banks will provide high quality, meaningful and decision-useful disclosures; review and enhance their financial instrument disclosures for key areas of interest to market participants; assess the applicability and relevance of good practice recommendations to their disclosures, acknowledging the importance of such guidance; seek to enhance the comparability of financial statement disclosures across the UK banking sector; and clearly differentiate in their annual reports between information that is audited and information that is unaudited. Enhanced Disclosure Task Force (EDTF) and Disclosures on Expected Credit Losses (DECL) Taskforce recommendations The EDTF, established by the Financial Stability Board, published its report ‘Enhancing the Risk Disclosures of Banks’ in October 2012, with an update in November 2015 covering IFRS 9 expected credit losses (ECL). The DECL Taskforce, jointly established by the Financial Conduct Authority, Financial Reporting Council and the Prudential Regulation Authority, published its phase 2 report recommendations in December 2019. Authority to repurchase shares At the Annual General Meeting in 2022 shareholders authorised the company to make market purchases of up to 1,122,905,024 ordinary shares. The authority was amended at the General Meeting held on 25 August 2022 to preserve the position as if the share consolidation had not taken place and shareholders will be asked to renew the authority at the Annual General Meeting in 2023. The directors utilised the authority obtained at the 2021 AGM to conduct a share buyback programme (the ‘Programme’) of up to £750 million, as announced to the market on 30 July 2021. The Programme’s purpose is to reduce the ordinary share capital of NatWest Group. Taking into account the reduction in issued ordinary share capital which occurred as a result of the off-market buyback announced on 19 March 2021, the maximum number of ordinary shares that could be purchased by the company under the Programme was 1,157,583,542. Phase 1 of the Programme commenced on 2 August 2021 and completed on 18 January 2022. 340,537,460 ordinary shares (nominal value £340,537,460) were purchased by the company at an average purchase price of 220.0199p per ordinary share for the total consideration of £749,250,031. Phase 2 of the Programme commenced on 21 February 2022 and completed on 15 July 2022. A further 346,835,822 ordinary shares (nominal value £346,835,822) were purchased by the company at an average purchase price of 216.2406p per ordinary share for the total consideration of £749,999,999 All of the purchased ordinary shares were cancelled, representing 11.23% of the company’s issued ordinary share capital. The company utilised the authority it obtained at the 2020 AGM to make an off-market purchase of 590,730,325 ordinary shares (nominal value £590,730,325) in the company from HMT on 19 March 2021, at a price of 190.50p per ordinary share for the total consideration of £1,125,341,269, representing 4.86% of the company’s issued ordinary share capital. The company cancelled 390,730,325 of the purchased ordinary shares and held the remaining 200,000,000 ordinary shares in treasury. The company has used a total of 76,513,524 treasury shares to satisfy the exercise of options and the vesting of share awards under the employee share plans and the balance of ordinary shares held in treasury as at 31 December 2022 was 114,011,084. The figure has been adjusted to reflect the 13 for 14 share consolidation on 30 August 2022. Report of the directors continued On 6 February 2019 the company held a General Meeting and shareholders approved a special resolution to give the company authority to make off-market purchases of up to 4.99% of its issued ordinary share capital in any 12-month period from HMT (or its nominee) at such times as the directors may determine is appropriate. Full details of the proposal are set out in the Circular and Notice of General Meeting available at natwestgroup.com. This authority was renewed at the Annual General Meeting in 2022 and amended at the General Meeting held on 25 August 2022 to preserve the position as if the share consolidation had not taken place. Shareholders will be asked to renew the authority at the Annual General Meeting in 2023. The directors have prepared the financial statements on a going concern basis after assessing the principal risks, forecasts, projections and other relevant evidence over the twelve months from the date the financial statements are approved. 158 NatWest Group | 2022 Annual Report on Form 20-F NatWest Group’s business activities and financial position, the factors likely to affect its future development and performance and its objectives and policies in managing the financial risks to which it is exposed and its capital are discussed in the Business review. The risk factors which could materially affect NatWest Group’s future results are set out on pages 127 to 148 of the Annual Report on Form-20F. NatWest Group’s regulatory capital resources and significant developments in 2022 and anticipated future developments are detailed in the Capital, liquidity and funding section on pages 230 to 249. This section also describes NatWest Group’s funding and liquidity profile, including changes in key metrics and the build up of liquidity reserves. NatWest Group plc’s 2022 Annual Report on Form 20-F and Pillar 3 Report reflect EDTF and have regard to DECL Taskforce recommendations.

The company utilised the authority it obtained at the 2021 AGM to make an off-market purchase of 549,851,147 ordinary shares (nominal value £549,851,147) in the company from HMT on 28 March 2022, at a price of 220.5p per ordinary share for the total consideration of £1,212,421,779, representing 4.91% of the company’s issued ordinary share capital. The company cancelled all of the purchased ordinary shares. At the 2021 Annual General Meeting, shareholders authorised the company to make an off-market purchase of preference shares in the company. In December 2021 the company used this authority to purchase 157,546 5.5% cumulative preference shares and 259,314 11% cumulative preference shares. The company cancelled all of the purchased preference shares. Shareholders will be asked to renew the authority at the Annual General Meeting in 2023. Additional information Where not provided elsewhere in the Report of the directors, the following additional information is required to be disclosed by Part 6 of Schedule 7 to the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008. The rights and obligations attached to the company’s ordinary shares and preference shares are set out in our Articles of Association, copies of which can be obtained from Companies House in the UK or can be found at natwestgroup.com. The cumulative preference shares represent less than 0.005% of the total voting rights of the company, the remainder being represented by the ordinary shares. In a show of hands at a General Meeting of the company, every holder of ordinary shares and cumulative preference shares, present in person or by proxy and entitled to vote, shall have one vote. On a poll, every holder of ordinary shares present in person or by proxy and entitled to vote, shall have four votes for every share held, and holders of cumulative preference shares shall have one vote for each 25p nominal amount held. The notices of Annual General Meetings and General Meetings specify the deadlines for exercising voting rights and appointing a proxy or proxies to vote in relation to resolutions to be passed at the meeting. There are no restrictions on the transfer of ordinary shares in the company other than certain restrictions which may from time to time be imposed by laws and regulations (for example, insider trading laws). At the 2021 Annual General Meeting, shareholders gave authority to directors to offer a scrip dividend alternative on any dividend paid up to the conclusion of the Annual General Meeting in 2024. Pursuant to the UK Listing Rules, certain employees of the company require the approval of the company to deal in the company’s shares. The rules governing the powers of directors, including in relation to issuing or buying back shares and their appointment, are set out in our Articles of Association. It will be proposed at the 2023 Annual General Meeting that the directors’ authorities to allot shares under the Companies Act 2006 (the Companies Act) be renewed. The Articles of Association may only be amended by a special resolution at a General Meeting of shareholders. The company is not aware of any agreements between shareholders that may result in restrictions on the transfer of securities and/or voting rights. There are no persons holding securities carrying special rights with regard to control of the company. A number of the company’s employee share plans include restrictions on transfers of shares while shares are subject to the plans. Note 3 sets out a summary of the plans. Under the rules of certain employee share plans, voting rights are exercised by the Trustees of the plan on receipt of participants’ instructions. If a participant does not submit an instruction to the Trustee no vote is registered. For shares held in the company’s other employee share trusts, accordance with investor protection guidelines, the Trustees abstain from voting. The Trustees would take independent advice before accepting any offer in respect of their shareholdings for the company in a takeover bid situation. The Trustees have chosen to waive their entitlement to the dividend on shares held by the Trusts. A change of control of the company following a takeover bid may cause a number of agreements to which the company is party to take effect, alter or terminate. All of the company’s employee share plans contain provisions relating to a change of control. In the context of the company as a whole, these agreements are not considered to be significant. Directors Howard Davies, Frank Dangeard, Patrick Flynn, Morten Friis, Yasmin Jetha, Katie Murray, Mike Rogers, Alison Rose, Mark Seligman and Lena Wilson all served throughout the year and to the date of signing of the financial statements. Roisin Donnelly was appointed on 1 October 2022 and Robert Gillespie resigned from the Board on 15 December 2022. Mike Rogers and Morten Friis have confirmed their intention to resign as non-executive directors on 25 April 2023 and 31 July 2023 respectively. All directors of the company are required to stand for election or re-election annually by shareholders at the Annual General Meeting and, in accordance with the UK Listing Rules, the election or re-election of independent directors requires approval by all shareholders and also by independent shareholders. Mr Rogers will not be standing for re-election at the company’s 2023 AGM, having confirmed his intention to resign on 25 April 2023. Directors’ interests Directors’ indemnities In terms of section 236 of the Companies Act, Qualifying Third Party Indemnity Provisions have been issued by the company to its directors, members of the NatWest Group and NWH Executive Committees, individuals authorised by the PRA/FCA, certain directors and/or officers of NatWest Group subsidiaries and all trustees of NatWest Group pension schemes. Controlling shareholder In accordance with the UK Listing Rules, the company has entered into an agreement with HM Treasury (the ‘Controlling Shareholder’) which is intended to ensure that the Controlling Shareholder complies with the independence provisions set out in the UK Listing Rules. The company has complied with the independence provisions in the relationship agreement and as far as the company is aware the independence and procurement provisions in the relationship NatWest Group | 2022 Annual Report on Form 20-F 159 The names and brief biographical details of the current directors are shown on pages 72 to 75. The interests of the directors in the shares of the company at 31 December 2022 are shown on page 150. None of the directors held an interest in the loan capital of the company or in the shares or loan capital of any of the subsidiary undertakings of the company, during the period from 1 January 2022 to 16 February 2023.

Report of the directors *continued*

agreement have been complied with in the period by the controlling shareholder.

Shareholdings

The table below shows shareholders that have notified NatWest Group that they hold more than 3% of the total voting rights of the company at 31 December 2022.

	Ordinary shares (millions)	% of issued share capital with voting rights held
Solicitor for the Affairs of His Majesty's Treasury as Nominee for His Majesty's Treasury	4,443	45.97
Norges Bank	323	3.07

(1) The ordinary shares figures above have been adjusted to reflect the 13 for 14 share consolidation on 30 August 2022 which left the percentages held by the shareholders unchanged. Percentages provided were correct at the date of notification on 21 December 2022 and 5 November 2021, respectively.

On 2 February 2023 a notification under Rule 5 of the Disclosure and Transparency Rules ('DTR') was received from HMT notifying that they held 4,254 million ordinary shares, representing 43.97% of the issued share capital with voting rights.

Listing rule 9.8.4

The information to be disclosed in the Annual Report on Form 20-F under LR 9.8.4, is set out in this Directors' report with the exception of details of contracts of significance under LR 9.8.4 (10) and (11) given in Material contracts on page 151 of the Annual Report on Form 20-F.

Political donations

At the Annual General Meeting in 2022, shareholders gave authority under Part 14 of the Companies Act 2006, for a period of one year, for the company (and its subsidiaries) to make political donations and incur political expenditure up to a maximum aggregate sum of £100,000. This authorisation was taken as a precaution only, as the company has a longstanding policy of not making political donations or incurring political expenditure within the ordinary meaning of those words.

During 2022, NatWest Group made no political donations, nor incurred any political expenditure in the UK or EU and it is not proposed that NatWest Group's longstanding policy of not making contributions to any political party be changed. Shareholders will be asked to renew this authorisation at the Annual General Meeting in 2023.

Directors' disclosure to auditors

Each of the directors at the date of approval of this report confirms that:

a. so far as the director is aware, there is no relevant audit information of which the company's auditors are unaware; and
b. the director has taken all the steps that he/she ought to have taken as a director to make himself/herself aware of any relevant audit information and to establish that the company's auditors are aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of section 418 of the Companies Act.

Auditors

Ernst & Young LLP (EY LLP) are the auditors and have indicated their willingness to continue in office. A resolution to re-appoint EY LLP as the company's auditors will be proposed at the forthcoming Annual General Meeting.

By order of the Board

Jan Cargill
Chief Governance Officer and Company Secretary
16 February 2023

NatWest Group plc
is registered in Scotland No. SC45551

160 **NatWest Group** | 2022 Annual Report on Form 20-F

• select suitable accounting policies and then apply them consistently; • make judgments and estimates that are reasonable, relevant and reliable; and • state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements. • prepare the financial statements on a going concern basis unless it is inappropriate to presume that the company and Group will continue in business. Under applicable law and regulations, the directors are also responsible for preparing a Strategic report, Directors’ report, Directors’ remuneration report and Corporate governance statement that comply with that law and those regulations. The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company’s website. The directors confirm that to the best of their knowledge: • the financial statements, prepared in accordance with UK adopted International Accounting Standards and International Financial Reporting Standards as issued by the International Accounting Standards Board, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole; and • the Strategic report and Directors’ report (incorporating the Financial review) include a fair review of the development and performance of the business and the position of the company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face. By order of the Board Howard Davies Chairman 16 February 2023 Alison Rose-Slade DBE Group Chief Executive Officer Katie Murray Group Chief Financial Officer Board of directors Chairman Executive directors Non-executive directors Howard Davies Alison Rose-Slade DBE Katie Murray Frank Dangeard Roisin Donnelly Patrick Flynn Morten Friis Yasmin Jetha Mike Rogers Mark Seligman Lena Wilson Statement of directors’ responsibilities NatWest Group | 2022 Annual Report on Form 20-F 161 This statement should be read in conjunction with the responsibilities of the auditor set out in their report on pages 20 to 24. In preparing those financial statements, the directors are required to: The directors are responsible for the preparation of the Annual Report on Form 20-F. The directors are required to prepare Group financial statements, and as permitted by the Companies Act 2006 have elected to prepare company financial statements, for each financial year in accordance with UK adopted International Accounting Standards and International Financial Reporting Standards as issued by the International Accounting Standards Board. They are responsible for preparing financial statements that present fairly the financial position, financial performance and cash flows of NatWest Group. The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of NatWest Group and to enable them to ensure that the Annual Report on Form 20-F complies with the Companies Act 2006. They are also responsible for safeguarding the assets of NatWest Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities. In addition, the directors are of the opinion that the Annual Report on Form 20-F, taken as a whole, are fair, balanced and understandable and provide the information necessary for shareholders to assess the company’s position and performance, business model and strategy.

Risk and capital management In this section economic uncertainty 162 NatWest Group | 2022 Annual Report on Form 20-F 164 Presentation of information 164 Risk management framework 164 Introduction 164 Culture 165 Governance 167 Risk appetite 168 Identification and measurement 168 Mitigation 168 Testing and monitoring 168 Stress testing 230 Capital, liquidity and funding risk 230 Definitions and sources of risk 231 Capital, liquidity and funding management 234 Key points 236 Minimum requirements 237 Measurement 250 Market risk 250 Non-traded market risk 258 Traded market risk 261 Market risk – linkage to balance sheet 262 Pension risk 263 Compliance & conduct risk 263 Financial crime risk 264 Climate risk 266 Operational risk 268 Model risk 268 Reputational risk 172 Credit risk 172 Definition, sources of risk and key developments 172 Governance and risk appetite 172 Identification and measurement 173 Mitigation 173 Assessment and monitoring 174 Problem debt management 175 Forbearance 176 Impairment, provisioning and write-offs 179 Significant increase in credit risk and asset lifetimes 181 Economic loss drivers and UK 187 Measurement uncertainty and ECL sensitivity analysis 190 Measurement uncertainty and ECL adequacy 191 Banking activities 226 Trading activities

NatWest Group | 2022 Annual Report on Form 20-F 163

Risk and capital management NatWest Group Financial statements Strategic report Governance Risk and capital management Additional information Financial review Presentation of information Risk management framework Introduction NatWest Group operates an enterprise-wide risk management framework, which is centred on the embedding of a strong risk culture. The framework ensures the governance, capabilities and methods are in place to facilitate risk management and decision-making across the organisation. The framework ensures that NatWest Group’s principal risks – which are detailed in this section – are appropriately controlled and managed. It sets out the standards and objectives for risk management as well as defining the division of roles and responsibilities. This seeks to ensure a consistent approach to risk management across NatWest Group and its subsidiaries. It aligns risk management with NatWest Group’s overall strategic objectives. The framework, which is designed and maintained by NatWest Group’s independent Risk function, is owned by the Chief Risk Officer. It is reviewed and approved annually by the Board. The framework incorporates risk governance, NatWest Group’s three lines of defence operating model and the Risk function’s mandate. Risk appetite, supported by a robust set of principles, policies and practices, defines the levels of tolerance for a variety of risks and provides a structured approach to risk-taking within agreed boundaries. While all NatWest Group colleagues are responsible for managing risk, the Risk function provides oversight and monitoring of risk management activities, including the implementation of the framework and adherence to its supporting policies, standards and operational procedures. The Chief Risk Officer plays an integral role in providing the Board with advice on NatWest Group’s risk profile, the performance of its controls and in providing challenge where a proposed business strategy may exceed risk tolerance. In addition, there is a process to identify and manage top and emerging threats, which are those that could have a significant negative impact on NatWest Group’s ability to meet its strategic objectives. Both top and emerging threats may incorporate aspects of – or correlate to – a number of principal risks and are reported alongside them to the Board on a regular basis. Culture Risk culture is at the heart of NatWest Group’s risk management framework and its risk management practice. In 2022, the approach to risk culture was refreshed under the new banner of Intelligent Risk Taking to re-intensify focus on robust risk management behaviours and practices. NatWest Group expects leaders to act as role models for strong risk behaviours and practices building clarity, developing capability and motivating employees to reach the required standards set out in the Intelligent Risk Taking approach. Colleagues are expected to:  Consistently role-model the values and behaviours in Our Code, based on strong ethical standards which underpin Our Purpose.  Empower others to take risks aligned to NatWest Group’s strategy, explore issues from a fresh perspective, and tackle challenges in new and better ways across organisational boundaries.  Manage risk in line with appropriate risk appetite.  Ensure each decision made keeps NatWest Group, colleagues, customers, communities and shareholders safe and secure.  Understand their role in managing risk, remaining clear and capable, grounded in knowledge of regulatory obligations.  Consider risk in all actions and decisions.  Escalate risks and issues early; taking action to mitigate risks and learning from mistakes and near-misses, reporting and communicating these transparently.  Challenge others’ attitudes, ideas and actions. The target Intelligent Risk Taking behaviours are embedded in NatWest Group’s Critical People Capabilities and are clearly aligned to the core values of inclusive, curious, robust, sustainable and ambitious. These aim to act as an effective basis for a strong risk culture because the Critical People Capabilities form the basis of all recruitment and selection processes. Training Enabling employees to have the capabilities and confidence to manage risk is core to NatWest Group’s learning strategy. NatWest Group offers a wide range of learning, both technical and behavioural, across the risk disciplines. This training may be mandatory, role-specific or for personal development. Mandatory learning for all staff is focused on keeping employees, customers and NatWest Group safe. This is easily accessed online and is assigned to each person according to their role and business area. The system allows monitoring at all levels to ensure completion. Our Code NatWest Group’s conduct guidance, Our Code, provides direction on expected behaviour and sets out the standards of conduct that support the values. The code explains the effect of decisions that are taken and describes the principles that must be followed. These principles cover conduct-related issues as well as wider business activities. They focus on desired outcomes, with practical guidelines to align the values with commercial strategy and actions. The embedding of these principles facilitates sound decision-making and a clear focus on good customer outcomes. 164 NatWest Group | 2022 Annual Report on Form 20-F Where marked as audited in the section header, certain information in the Risk and capital management section (pages 162 to 269) is within the scope of the Independent auditor’s report. Where appropriate, if conduct falls short of NatWest Group’s required standards, the accountability review process is used to assess how this should be reflected in pay outcomes for the individuals concerned (for more information on this process refer to page 130). The NatWest Group remuneration policy ensures that the remuneration arrangements for all employees reflect the principles and standards prescribed by the PRA rulebook and the FCA handbook. Any employee falling short of the expected standards would also be subject to internal disciplinary policies and procedures. If appropriate, the relevant authority would be notified.

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 179 Risk management framework continued Governance Committee structure The diagram shows NatWest Group’s risk committee structure in 2022 and the main purposes of each committee. (1) In addition, the Group Technical Asset & Liability Management Committee, chaired by the Group Treasurer, provides oversight of capital and balance sheet management in line with approved risk appetite under normal and stress conditions. Reviews and challenges the financial strategy, risk management, balance sheet and remuneration and policy implications of the Group’s pension schemes. (2) The EDC ESG Disclosures Steering Group has been established by the Group CFO to review NatWest Group’s Climate related and ESG Disclosures reports and contributions to any ESG related surveys on her behalf and making recommendations to Group EDC as required. .. NatWest Group plc Board Reviews and approves the Enterprise-Wide Risk Management Framework (EWRMF) (including the Group’s risk appetite framework) and approves the risk appetite for principal risks. Considers material risks and approves, as appropriate, actions recommended by the Group Board Risk Committee. Monitors performance against risk appetite. Receives reports on and reviews the effectiveness of the risk management and internal control systems of NatWest Group. Group Board Risk Committee Provides oversight and advice to the Board on current and future risk exposures of the Group and its subsidiaries; future risk profile including Group risk appetite; the approval and effectiveness of the EWRMF and internal controls required to manage risk. Approves the Key Risk Policies and provides input to remuneration decisions. Reviews the operating model, adequacy and effectiveness of Risk resource. Group Asset & Liability Management Committee(1) Supports the Group CFO in overseeing the effective management of NatWest Group’s current and future balance sheet in line with Board-approved strategy and risk appetite, under normal and under stress conditions. This includes reviewing the NatWest Group capital plan; reviewing the capital and leverage positions of NatWest Group; reviewing NatWest Group’s funding plan and liquidity profile; reviewing and supporting the Group CFO’s and Group CRO’s recommendation to Group BRC of the assumptions, scenarios and metrics used for stress tests and reviewing the Group’s credit rating strategy and performance. Group Executive Risk Committee Supports the Group CEO and other accountable executives in discharging risk management accountabilities. Reviews, challenges and debates all material risk exposures across the Group Reviews NatWest Group’s EWRMF (including NatWest Group’s risk appetite framework) and supports the Group CRO’s and Group CEO’s recommendation of it to Group BRC. It reviews the performance of the Group relative to risk appetite and monitors any risk trends and concentrations. It considers the Group’s risk profile relative to current and future strategy and oversees implementation of the EWRMF. Group Executive Committee Supports the Group CEO in discharging her individual accountabilities including matters relating to strategy, financials, capital, risk and operational issues. It monitors the implementation of cultural change within NatWest Group and the promotion and adoption of Group-wide culture and values. It supports the Group CEO in identifying matters required or appropriate for escalation to the Board or an appropriate Board Committee and in forming recommendations on relevant items before their escalation. Group Executive Disclosure Committee Supports the Group CFO in discharging her accountabilities relating to the production and integrity of NatWest Group’s financial information and disclosures. Ensures that all significant NatWest Group disclosures are accurate, complete and fairly represent the business and financial condition of NatWest Group. It ensures that there are no material misstatements or omissions in the NatWest Group disclosures. It supports the Group CRO in reviewing and evaluating all significant expected credit losses and the Group CFO in reviewing and evaluating related provisions and valuations. .. Group Audit Committee Assists the Board in carrying out its responsibilities relating to accounting policies, internal control and financial reporting functions, including consideration of any relevant non-financial disclosures or related controls which may impact the financial statements. It reviews the effectiveness of internal controls systems relating to financial management and compliance with financial reporting, asset safeguarding and accounting standards. NatWest Group | 2022 Annual Report on Form 20-F 165

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 180 Financial statements Strategic report Governance Risk and capital management Additional information Financial review Risk management framework continued Risk management structure The diagram shows NatWest Group’s risk management structure in 2022 and key risk management responsibilities. (1) The Group Chief Executive Officer also performs the NWH Chief Executive Officer role. (2) The Group Chief Risk Officer also performs the NWH Chief Risk Officer role, is a member of NatWest Group Exco, NatWest Group ERC and an attendee at NatWest Group BRC. (3) The NWH Risk function provides risk management services across NWH, including to the NatWest Group Chief Risk Officer and – where agreed – to NWM and RBSI Chief Risk Officers. These services are managed, as appropriate, through service level agreements. (4) The NWH Risk function is independent of the NWH customer-facing business segments and support functions. Its structure is divided into three parts (Directors of Risk, Specialist Risk Directors and Chief Operating Officer) to facilitate effective management of the risks facing NWH. Risk committees in the customer businesses oversee risk exposures arising from management and business activities and focus on ensuring that these are adequately monitored and controlled. The Directors of Risk, (Retail Banking; Commercial & Institutional Banking (Ring-Fenced Bank); Wealth Businesses; Financial & Strategic Risk and Non-Financial Risk), the Head of Restructuring and the Chief Operating Officer report to the NWH Chief Risk Officer. The Director of Risk, Ulster Bank Ireland DAC reports to the Ulster Bank Ireland DAC Chief Executive. He also has a reporting line to the NWH Chief Risk Officer and to the Chair of the Ulster Bank Ireland DAC Board Risk Committee. (5) The Chief Risk Officers for NWM and RBSI have dual reporting lines into the Group Chief Risk Officer and the respective Chief Executive Officers of their entities. There are additional reporting lines to the NWM and RBSI Board Risk Committee chairs and a right of access to the respective Risk Committees. NWM Chief Risk Officer NWH Chief Risk Officer Leads the NatWest Group Risk function. Defines and delivers the risk, conduct, compliance and financial crime strategies. Defines overall risk service provision requirements to enable delivery of NatWest Group strategies, including policies, governance, frameworks, oversight and challenge, risk culture and risk reporting. Contributes to the development of strategy, transformation and culture as a member of the Executive Committee. RBSI Chief Executive Officer NWH Chief Executive Officer NWM Chief Executive RBS Chief Officer Executive Group Chief Risk Officer RBSI Chief Risk Officer Group Chief Executive Officer Leads the NWH Risk function. Responsibilities include policy, governance, frameworks, oversight and challenge, risk culture and reporting. Delivers risk services across NatWest Group governed by appropriate service level agreements. Contributes to NWH strategy as a member of the NWH Executive Committee. Member of NatWest Group Exco. Leads the NWM Risk function. Responsibilities include policy, governance, frameworks, oversight and challenge, risk culture and reporting. Contributes to NWM strategy as a member of the NWM Executive Committee. Leads the RBSI Risk function. Responsibilities include policy, governance, frameworks, oversight and challenge, risk culture and reporting. Contributes to RBSI strategy as a member of the RBSI Executive Committee. 166 NatWest Group | 2022 Annual Report on Form 20-F

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 181 Risk management framework continued Three lines of defence NatWest Group uses the industry-standard three lines of defence model to articulate accountabilities and responsibilities for managing risk. This supports the embedding of effective risk management throughout the organisation. All roles below the CEO sit within one of the three lines. The CEO ensures the efficient use of resources and the effective management of risks as stipulated in the risk management framework and is therefore considered to be outside the three lines of defence principles. First line of defence The first line of defence incorporates most roles in NatWest Group, including those in the customer-facing businesses, Technology and Services as well as support functions such as People and Transformation, Legal and Finance. The first line of defence is empowered to take risks within the constraints of the risk management framework, policies, risk appetite statements and measures set by the Board. The first line of defence is responsible for managing its direct risks, and with the support of specialist functions, it is also responsible for managing its consequential risks, by identifying, assessing, mitigating, monitoring and reporting risks. Second line of defence The second line of defence comprises the Risk function and is independent of the first line. The second line of defence is empowered to design and maintain the risk management framework and its components. It undertakes proactive risk oversight and continuous monitoring activities to confirm that NatWest Group engages in permissible and sustainable risk-taking activities. The second line of defence advises on, monitors, challenges, approves and escalates where required and reports on the risk-taking activities of the first line, ensuring that these are within the constraints of the risk management framework, policies, risk appetite statements and measures set by the Board. Third line of defence The third line of defence is the Internal Audit function and is independent of the first and second lines. The third line of defence is responsible for providing independent assurance to the Board, its subsidiary legal entity boards and executive management on the overall design and operating effectiveness of the risk management framework and its components. This includes the adequacy and effectiveness of key internal controls, governance and the risk management in place to monitor, manage and mitigate the principal risks to NatWest Group and its subsidiary companies achieving their objectives. The third line of defence executes its duties freely and objectively in accordance with the Chartered Institute of Internal Auditors’ Code of Ethics and International Standards on independence and objectivity. Risk appetite Risk appetite defines the type and aggregate level of risk NatWest Group is willing to accept in pursuit of its strategic objectives and business plans. Risk appetite supports sound risk-taking, the promotion of robust risk practices and risk behaviours, and is calibrated annually. For certain principal risks, risk capacity defines the maximum level of risk NatWest Group can assume before breaching constraints determined by regulatory capital and liquidity requirements, the operational environment, and from a conduct perspective. Establishing risk capacity helps determine where risk appetite should be set, ensuring there is a buffer between internal risk appetite and NatWest Group’s ultimate capacity to absorb losses. Risk appetite framework The risk appetite framework supports effective risk management by promoting sound risk-taking through a structured approach, within agreed boundaries. It also ensures emerging threats and risk-taking activities that might be out of appetite are identified, assessed, escalated and addressed in a timely manner. To facilitate this, a detailed annual review of the framework is carried out. The review includes:  Assessing the adequacy of the framework compared to internal and external expectations.  Ensuring the framework remains effective and acts as a strong control environment for risk appetite.  Assessing the level of embedding of risk appetite across the organisation. The Board reviews and approves the risk appetite framework annually. Establishing risk appetite In line with the risk appetite framework, risk appetite is maintained across NatWest Group through risk appetite statements. These are in place for all principal risks and describe the extent and type of activities that can be undertaken. Risk appetite statements consist of qualitative statements of appetite supported by risk limits and triggers that operate as a defence against excessive risk-taking. Risk measures and their associated limits are an integral part of the risk appetite approach and a key part of embedding risk appetite in day-to-day risk management decisions. A clear tolerance for each principal risk is set in alignment with business activities. The annual process of reviewing and updating risk appetite statements is completed alongside the business and financial planning process. This ensures that plans and risk appetite are appropriately aligned. The Board sets risk appetite for all principal risks to help ensure NatWest Group is well placed to meet its priorities and long-term targets, even in challenging economic environments. This supports NatWest Group in remaining resilient and secure as it pursues its strategic business objectives. NatWest Group’s risk profile is continually monitored and frequently reviewed. Management focus is concentrated on all principal risks as well as the top and emerging threats that may correlate to them. Risk profile relative to risk appetite is reported regularly to senior management and the Board. NatWest Group policies directly support the qualitative aspects of risk appetite. They define the qualitative expectations, guidance and standards that stipulate the nature and extent of permissible risk-taking and are consistently applied across NatWest Group and its subsidiaries. NatWest Group | 2022 Annual Report on Form 20-F 167

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 182 Financial statements Strategic report Governance Risk and capital management Additional information Financial review Risk management framework continued Identification and measurement Identification and measurement within the risk management process comprises:  Regular assessment of the overall risk profile, incorporating market developments and trends, as well as external and internal factors.  Monitoring of the risks associated with lending and credit exposures.  Assessment of trading and non-trading portfolios.  Review of potential risks in new business activities and processes.  Analysis of potential risks in any complex and unusual business transactions. The financial and non-financial risks that NatWest Group faces are detailed in its Risk Directory. This provides a common risk language to ensure consistent terminology is used across NatWest Group. The Risk Directory is subject to annual review to ensure it continues to fully reflect the risks that NatWest Group faces. Mitigation Mitigation is a critical aspect of ensuring that risk profile remains within risk appetite. Risk mitigation strategies are discussed and agreed within NatWest Group. When evaluating possible strategies, costs and benefits, residual risks (risks that are retained) and secondary risks (those that arise from risk mitigation actions themselves) are also considered. Monitoring and review processes are in place to evaluate results. Early identification, and effective management of changes in legislation and regulation are critical to the successful mitigation of compliance and conduct risk. The effects of all changes are managed to ensure the timely achievement of compliance. Those changes assessed as having a high or medium-high impact are managed more closely. Emerging threats that could affect future results and performance are also closely monitored. Action is taken to mitigate potential risks as and when required. Further in-depth analysis, including the stress testing of exposures, is also carried out. Testing and monitoring Specific activities relating to compliance and conduct, credit and financial crime risks are subject to testing and monitoring by the Risk function. This confirms to both internal and external stakeholders – including the Board, senior management, the customer-facing businesses, Internal Audit and NatWest Group’s regulators – that risk policies and procedures are being correctly implemented and that they are operating adequately and effectively. Selected key controls are also reviewed for adequacy and effectiveness. Thematic reviews and targeted reviews are also carried out where relevant to ensure appropriate customer outcomes. Independent testing and monitoring is completed on principal risk processes and controls impacting the financial statements – within the scope of section 404. The Risk Testing & Monitoring Forum assesses and validates the annual plan as well as the ongoing programme of reviews. Stress testing Stress testing – capital management Stress testing is a key risk management tool and a fundamental component of NatWest Group’s approach to capital management. It is used to quantify and evaluate the potential impact of specified changes to risk factors on the financial strength of NatWest Group, including its capital position. Stress testing includes:  Scenario testing, which examines the impact of a hypothetical future state to define changes in risk factors.  Sensitivity testing, which examines the impact of an incremental change to one or more risk factors. The process for stress testing consists of four broad stages: Define scenarios  Identify macro and NatWest Group specific vulnerabilities and risks.  Define and calibrate scenarios to examine risks and vulnerabilities.  Formal governance process to agree scenarios. Assess impact  Translate scenarios into risk drivers.  Assess impact to current and projected P&L and balance sheet across NatWest Group. Calculate results and assess implications  Aggregate impacts into overall results.  Results form part of the risk management process.  Scenario results are used to inform business and capital plans. Develop and agree management actions  Scenario results are analysed by subject matter experts. Appropriate management actions are then developed.  Scenario results and management actions are reviewed by the relevant Executive Risk Committees and Board Risk Committees. Approval of scenarios is delegated to the NatWest Group Board Risk Committee by the NatWest Group Board Stress testing is used widely across NatWest Group. The diagram below summarises key areas of focus. Assess financial performance Contingency planning & management actions (4) Risk mitigation (1) Strategic financial & capital planning (2) Risk appetite (3) Risk monitoring Stress testing usage within NatWest Group Capital adequacy Earnings volatility Sector review & credit limit setting Business vulnerabilities analysis Tail risk assessment Early warning indicators 168 NatWest Group | 2022 Annual Report on Form 20-F

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 183 Risk management framework continued Specific areas that involve capital management include:  Strategic financial and capital planning – by assessing the impact of sensitivities and scenarios on the capital plan and capital ratios.  Risk appetite – by gaining a better understanding of the drivers of, and the underlying risks associated with, risk appetite.  Risk monitoring – by monitoring the risks and horizon-scanning events that could potentially affect NatWest Group’s financial strength and capital position.  Risk mitigation – by identifying actions to mitigate risks, or those that could be taken, in the event of adverse changes to the business or economic environment. Principal risk mitigating actions are documented in NatWest Group’s recovery plan. Reverse stress testing is also carried out in order to identify and assess scenarios that would cause NatWest Group’s business model to become unviable. Reverse stress testing allows potential vulnerabilities in the business model to be examined more fully. Capital sufficiency – going concern forward-looking view Going concern capital requirements are examined on a forward-looking basis – including as part of the annual budgeting process – by assessing the resilience of capital adequacy and leverage ratios under hypothetical future states. These assessments include assumptions about regulatory and accounting factors (such as IFRS 9). They incorporate economic variables and key assumptions on balance sheet and P&L drivers, such as impairments, to demonstrate that NatWest Group and its operating subsidiaries maintain sufficient capital. A range of future states are tested. In particular, capital requirements are assessed:  Based on a forecast of future business performance, given expectations of economic and market conditions over the forecast period.  Based on a forecast of future business performance under adverse economic and market conditions over the forecast period. Scenarios of different severity may be examined. The potential impact of normal and adverse economic and market conditions on capital requirements is assessed through stress testing, the results of which are not only used widely across NatWest Group but also by the regulators to set specific capital buffers. NatWest Group takes part in stress tests run by regulatory authorities to test industry-wide vulnerabilities under crystallising global and domestic systemic risks. Stress and peak-to-trough movements are used to help assess the amount of capital NatWest Group needs to hold in stress conditions in accordance with the capital risk appetite framework. Internal assessment of capital adequacy An internal assessment of material risks is carried out annually to enable an evaluation of the amount, type and distribution of capital required to cover these risks. This is referred to as the Internal Capital Adequacy Assessment Process (ICAAP). The ICAAP consists of a point-in-time assessment of exposures and risks at the end of the financial year together with a forward-looking stress capital assessment. The ICAAP is approved by the Board and submitted to the PRA. The ICAAP is used to form a view of capital adequacy separately to the minimum regulatory requirements. The ICAAP is used by the PRA to assess NatWest Group’s specific capital requirements through the Pillar 2 framework. Capital allocation NatWest Group has mechanisms to allocate capital across its legal entities and businesses. These aim to optimise the use of capital resources taking into account applicable regulatory requirements, strategic and business objectives and risk appetite. The framework for allocating capital is approved by the CFO with support from the Asset & Liability Management Committee. Governance Capital management is subject to substantial review and governance. The Board approves the capital plans, including those for key legal entities and businesses as well as the results of the stress tests relating to those capital plans. Stress testing – liquidity Liquidity risk monitoring and contingency planning A suite of tools is used to monitor, limit and stress test the liquidity and funding risks on the balance sheet. Limit frameworks are in place to control the level of liquidity risk, asset and liability mismatches and funding concentrations. Liquidity and funding risks are reviewed at significant legal entity and business levels daily, with performance reported to the Asset & Liability Management Committee on a regular basis. Liquidity Condition Indicators are monitored daily. This ensures any build-up of stress is detected early and the response escalated appropriately through recovery planning. Internal assessment of liquidity Under the liquidity risk management framework, NatWest Group maintains the Internal Liquidity Adequacy Assessment Process. This includes assessment of net stressed liquidity outflows under a range of severe but plausible stress scenarios. Each scenario evaluates either an idiosyncratic, market-wide or combined stress event as described in the table below. Type Description Idiosyncratic scenario The market perceives NatWest Group to be suffering from a severe stress event, which results in an immediate assumption of increased credit risk or concerns over solvency. Market-wide scenario A market stress event affecting all participants in a market through contagion, potential counterparty failure and other market risks. NatWest Group is affected under this scenario but no more severely than any other participants with equivalent exposure. Combined scenario This scenario models the combined impact of an idiosyncratic and market stress occurring at once, severely affecting funding markets and the liquidity of some assets. NatWest Group uses the most severe outcome to set the internal stress testing scenario which underpins its internal liquidity risk appetite. This complements the regulatory liquidity coverage ratio requirement. NatWest Group | 2022 Annual Report on Form 20-F 169

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 184 Financial statements Strategic report Governance Risk and capital management Additional information Financial review Risk management framework continued Stress testing – recovery and resolution planning The NatWest Group recovery plan explains how NatWest Group and its subsidiaries – as a consolidated group – would identify and respond to a financial stress event and restore its financial position so that it remains viable on an ongoing basis. The recovery plan ensures risks that could delay the implementation of a recovery strategy are highlighted and preparations are made to minimise the impact of these risks. Preparations include:  Developing a series of recovery indicators to provide early warning of potential stress events.  Clarifying roles, responsibilities and escalation routes to minimise uncertainty or delay.  Developing a recovery playbook to provide a concise description of the actions required during recovery.  Detailing a range of options to address different stress conditions.  Appointing dedicated option owners to reduce the risk of delay and capacity concerns. The plan is intended to enable NatWest Group to maintain critical services and products it provides to its customers, maintain its core business lines and operate within risk appetite while restoring NatWest Group’s financial condition. It is assessed for appropriateness on an ongoing basis and is updated annually. The plan is reviewed and approved by the Board prior to submission to the PRA each year. Individual recovery plans are also prepared for NatWest Holdings Limited, NatWest Markets Plc, RBS International Limited, and NatWest Markets N.V.. These plans detail the recovery options, recovery indicators and escalation routes for each entity. Fire drill simulations of possible recovery events are used to test the effectiveness of NatWest Group and individual legal entity recovery plans. The fire drills are designed to replicate possible financial stress conditions and allow senior management to rehearse the responses and decisions that may be required in an actual stress event. The results and lessons learnt from the fire drills are used to enhance NatWest Group’s approach to recovery planning. Under the resolution assessment part of the PRA rulebook, NatWest Group is required to carry out an assessment of its preparations for resolution, submit a report of the assessment to the PRA and publish a summary of this report. Resolution would be implemented if NatWest Group was assessed by the UK authorities to have failed and the appropriate regulator put it into resolution. The process of resolution is owned and implemented by the Bank of England (as the UK resolution authority). NatWest Group ensures ongoing maintenance and enhancements of its resolution capabilities, in line with regulatory requirements. Stress testing – market risk Non-traded market risk Non-traded exposures are reported to the PRA on a quarterly basis. This provides the regulator with an overview of NatWest Group’s banking book interest rate exposure. The report includes detailed product information analysed by interest rate driver and other characteristics, including accounting classification, currency and counterparty type. Scenario analysis based on hypothetical adverse scenarios is performed on non-traded exposures as part of the Bank of England and European Banking Authority stress test exercises. NatWest Group also produces an internal scenario analysis as part of its financial planning cycles. Non-traded exposures are capitalised through the ICAAP. This covers gap risk, basis risk, credit spread risk, pipeline risk, structural foreign exchange risk, prepayment risk, equity risk and accounting volatility risk. The ICAAP is completed with a combination of value and earnings measures. The total non-traded market risk capital requirement is determined by adding the different charges for each sub risk type. The ICAAP methodology captures at least ten years of historical volatility, produced with a 99% confidence level. Methodologies are reviewed by NatWest Group Model Risk and the results are approved by the NatWest Group Technical Asset & Liability Management Committee. Non-traded market risk stress results are combined with those for other risks into the capital plan presented to the Board. The cross-risk capital planning process is conducted once a year, with a planning horizon of five years. The scenario narratives cover both regulatory scenarios and macroeconomic scenarios identified by NatWest Group. Vulnerability-based stress testing begins with the analysis of a portfolio and expresses its key vulnerabilities in terms of plausible vulnerability scenarios under which the portfolio would suffer material losses. These scenarios can be historical, macroeconomic or forward-looking/hypothetical. Vulnerability-based stress testing is used for internal management information and is not subject to limits. The results for relevant scenarios are reported to senior management. Traded market risk NatWest Group carries out regular market risk stress testing to identify vulnerabilities and potential losses in excess of, or not captured in, value-at-risk. The calculated stresses measure the impact of changes in risk factors on the fair values of the trading portfolios. NatWest Group conducts historical, macroeconomic and vulnerability-based stress testing. Historical stress testing is a measure that is used for internal management. Using the historical simulation framework employed for value-at-risk, the current portfolio is stressed using historical data since 1 January 2005. This methodology simulates the impact of the 99.9 percentile loss that would be incurred by historical risk factor movements over the period, assuming variable holding periods specific to the risk factors and the businesses. 170 NatWest Group | 2022 Annual Report on Form 20-F

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 185 Risk management framework continued Historical stress tests form part of the market risk limit framework and their results are reported regularly to senior management. Macroeconomic stress tests are carried out periodically as part of the bank-wide, cross-risk capital planning process. The scenario narratives are translated into risk factor shocks using historical events and insights by economists, risk managers and the first line. Market risk stress results are combined with those for other risks into the capital plan presented to the Board. The cross-risk capital planning process is conducted once a year, with a planning horizon of five years. The scenario narratives cover both regulatory scenarios and macroeconomic scenarios identified by NatWest Group. Vulnerability-based stress testing begins with the analysis of a portfolio and expresses its key vulnerabilities in terms of plausible, vulnerability scenarios under which the portfolio would suffer material losses. These scenarios can be historical, macroeconomic or forward-looking/hypothetical. Vulnerability-based stress testing is used for internal management information and is not subject to limits. The results for relevant scenarios are reported to senior management. Internal scenarios During 2022, NatWest Group ran a number of internal scenarios developed in the immediate aftermath of Russia’s invasion of Ukraine. These scenarios considered different outcomes to the conflict, including an assumed broadening of the conflict, and how those might manifest in terms of macroeconomic impact. This included commodity market and associated inflationary pressures, supply chain impacts, financial sector linkages and broader knock-on impacts to the UK labour and asset markets. Impacts on operational aspects to NatWest Group were also considered. Applying the macro-scenarios to NatWest Group’s earnings, capital, liquidity and funding positions did not result in a breach of any regulatory thresholds. Regulatory stress testing The Bank of England returned to the annual cyclical scenario (ACS) stress test framework in 2022 and published the scenario on 26 September 2022. This follows two years of COVID-19 crisis-related stress testing and the decision to postpone the test in March following Russia’s invasion of Ukraine. NatWest Group has participated in this stress test and the results will be published in summer 2023 and, along with other relevant information, will be used to help inform NatWest Group capital buffers (both the UK countercyclical capital buffer rate and PRA buffers). The 2022 stress test aims to assess the impact of a UK and global macroeconomic stress on UK banks, spanning a five-year period from Q3 2022 to Q2 2027. It is a coherent ‘tail risk’ scenario designed to be severe and broad enough to assess the resilience of UK banks to a range of adverse shocks. The stress scenario is broadly similar to the 2019 ACS and more severe overall than the global financial crisis, with the key difference being elevated levels of inflation. Annual UK inflation averages around 11% over the first three years of the scenario, while peaking at 17% in early 2023 and does not begin to fall until the second half of the year. The stress is based on an end-of-June 2022 balance sheet starting position. Further details on the scenario and ACS stress test can be found at https://www.bankofengland.co.uk/stress-testing/2022/key-elements-of-the-2022-stress-test Following the UK’s exit from the European Union on 31 December 2020, only relevant European subsidiaries of NatWest Group will take part in the European Banking Authority stress tests going forward. NatWest Group itself will not participate. NatWest Group | 2022 Annual Report on Form 20-F 171 NatWest Group also took part in the Bank of England’s Climate Biennial Exploratory Scenario conducted in late 2021 and early 2022.

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 186 Financial statements Strategic report Governance Risk and capital management Additional information Financial review Credit risk Definition (audited) Credit risk is the risk that customers, counterparties or issuers fail to meet their contractual obligation to settle outstanding amounts. Sources of risk (audited) The principal sources of credit risk for NatWest Group are lending, off-balance sheet products, derivatives and securities financing, and debt securities. NatWest Group is also exposed to settlement risk through foreign exchange, trade finance and payments activities. Key developments in 2022  Across both Personal and Wholesale, the credit profile remains stable, but the outlook is uncertain from inflationary pressure, compounded by rising interest rates and geopolitical tensions. NatWest Group has yet to see signs of financial stress materially affecting customers’ ability to repay.  Expected credit loss (ECL) reduced during 2022, reflecting the phased withdrawal of Ulster Bank RoI, plus continued positive trends in portfolio performance alongside a related net release of judgemental post model adjustments and write-off activity. Overall, ECL coverage decreased due to the withdrawal, a change in product mix and a reduction in judgemental post model adjustments which more than offset increases from the deteriorating economic outlook.  Personal lending grew as a result of strong mortgage and resilient unsecured lending demand. Personal lending criteria were unwound to a level similar to pre-COVID-19 norms during 2022. Affordability assumptions remain under continuous review and adjustments were made to ensure new business continues to be assessed appropriately.  In Wholesale, balance sheet reduction in 2022 compared to 2021 was mainly due to a decrease in central items held in the course of treasury related management activities. There was growth in Commercial & Institutional. Sector appetite is reviewed regularly and where appropriate adjusted for those sectors most affected by current economic and geopolitical conditions.  A number of high materiality IFRS 9 models were redeveloped in 2022, most notably all probability of default (PD) and some loss given default (LGD) models for Personal lending and the two most material economic response models for Wholesale lending.  NatWest Group continued to progress embedding climate change considerations in credit assessment and monitoring, including scenario analysis to assess the materiality of climate change risks. Governance (audited) The Credit Risk function provides oversight and challenge of frontline credit risk management activities. Governance activities include:  Defining credit risk appetite measures for the management of concentration risk and credit policy to establish the key causes of risk in the process of providing credit and the controls that must be in place to mitigate them.  Approving and monitoring operational limits for business segments and credit limits for customers.  Oversight of the first line of defence to ensure that credit risk remains within the appetite set by the Board and that controls are being operated adequately and effectively.  Assessing the adequacy of ECL provisions including approving key IFRS 9 inputs (such as significant increase in credit risk (SICR) thresholds) and any necessary in-model and post model adjustments through NatWest Group and business unit provisions and model committees.  Development and approval of credit grading models. Risk appetite Credit risk appetite aligns to the strategic risk appetite set by the Board and is set and monitored through risk appetite frameworks tailored to NatWest Group’s Personal and Wholesale segments. Personal The Personal credit risk appetite framework sets limits that control the quality and concentration of both existing and new business for each relevant business segment. These risk appetite measures consider the segments’ ability to grow sustainably and the level of losses expected under stress. Credit risk is further controlled through operational limits specific to customer or product characteristics. Wholesale For Wholesale credit, the framework has been designed to reflect factors that influence the ability to operate within risk appetite. Tools such as stress testing and economic capital are used to measure credit risk volatility and develop links between the framework and risk appetite limits. Four formal frameworks are used, classifying, measuring and monitoring credit risk exposure across single name, sector and country concentrations and product and asset classes with heightened risk characteristics. The framework is supported by a suite of transactional acceptance standards that set out the risk parameters within which businesses should operate. Credit policy standards are in place for both the Wholesale and Personal portfolios. They are expressed as a set of mandatory controls. Identification and measurement Credit stewardship (audited) Risks are identified through relationship management and credit stewardship of customers and portfolios. Credit risk stewardship takes place throughout the customer relationship, beginning with the initial approval. It includes the application of credit assessment standards, credit risk mitigation and collateral, ensuring that credit documentation is complete and appropriate, carrying out regular portfolio or customer reviews and problem debt identification and management. Asset quality (audited) All credit grades map to an asset quality (AQ) scale, used for financial reporting. This AQ scale is based on Basel probability of defaults. Performing loans are defined as AQ1-AQ9 (where the PD is less than 100%) and defaulted non-performing loans as AQ10 or Stage 3 under IFRS 9 (where the PD is 100%). Loans are defined as defaulted when the payment status becomes 90 days past due, or earlier if there is clear evidence that the borrower is unlikely to repay, for example bankruptcy or insolvency. Counterparty credit risk Counterparty credit risk arises from the obligations of customers under derivative and securities financing transactions. NatWest Group mitigates counterparty credit risk through collateralisation and netting agreements, which allow amounts owed by NatWest Group to a counterparty to be netted against amounts the counterparty owes NatWest Group. 172 NatWest Group | 2022 Annual Report on Form 20-F

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 187 Credit risk continued Mitigation Mitigation techniques, as set out in the appropriate credit policies and transactional acceptance standards, are used in the management of credit portfolios across NatWest Group. These techniques mitigate credit concentrations in relation to an individual customer, a borrower group or a collection of related borrowers. Where possible, customer credit balances are netted against obligations. Mitigation tools can include structuring a security interest in a physical or financial asset, the use of credit derivatives including credit default swaps, credit-linked debt instruments and securitisation structures, and the use of guarantees and similar instruments (for example, credit insurance) from related and third parties. Property is used to mitigate credit risk across a number of portfolios, in particular residential mortgage lending and commercial real estate (CRE). The valuation methodologies for collateral in the form of residential mortgage property and CRE are detailed below. Residential mortgages – NatWest Group takes collateral in the form of residential property to mitigate the credit risk arising from mortgages. NatWest Group values residential property individually during the loan underwriting process, either by obtaining an appraisal by a suitably qualified appraiser (for example, Royal Institution of Chartered Surveyors (RICS)) or using a statistically valid model. In both cases, a sample of the valuation outputs are periodically reviewed by an independent RICS qualified appraiser. NatWest Group updates Retail Banking UK residential property values quarterly using country (Scotland, Wales and Northern Ireland) or English regional specific Office for National Statistics House Price indices. Within the Private Banking and RBSI segments, properties securing loans greater than £2.5 million or €3 million are revalued every three years. The current indexed value of the property is a component of the ECL provisioning calculation. Commercial real estate valuations – NatWest Group has an actively managed panel of chartered surveying firms that cover the spectrum of geography and property sectors in which NatWest Group takes collateral. Suitable RICS registered valuers for particular assets are typically contracted through a service agreement to ensure consistency of quality and advice. In the UK, an independent third-party market indexation is applied to update external valuations for commercial property once they are more than a year old. For obligations in excess of £2.5 million and where the charged property has a book value in excess of £0.5 million, a formal valuation review is commissioned at least every three years. In the Republic of Ireland, assets are revalued in line with the Central Bank of Ireland threshold requirements, which permits indexation for lower value residential assets, but demands regular valuations for higher value assets. Assessment and monitoring Practices for credit stewardship – including credit assessment, approval and monitoring as well as the identification and management of problem debts – differ between the Personal and Wholesale portfolios. Personal Personal customers are served through a lending approach that entails offering a large number of small-value loans. To ensure that these lending decisions are made consistently, NatWest Group analyses internal credit information as well as external data supplied by credit reference agencies (including historical debt servicing behaviour of customers with respect to both NatWest Group and other lenders). NatWest Group then sets its lending rules accordingly, developing different rules for different products. The process is then largely automated, with each customer receiving an individual credit score that reflects both internal and external behaviours and this score is compared with the lending rules set. For relatively high-value, complex personal loans, including some residential mortgage lending, specialist credit managers make the final lending decisions. These decisions are made within specified delegated authority limits that are issued dependent on the experience of the individual. Underwriting standards and portfolio performance are monitored on an ongoing basis to ensure they remain adequate in the current market environment and are not weakened materially to sustain growth. The actual performance of each portfolio is tracked relative to operational limits. The limits apply to a range of credit risk-related measures including projected credit default rates across products and the loan-to-value (LTV) ratio of the mortgage portfolios. Where operational limits identify areas of concern management action is taken to adjust credit or business strategy. Wholesale Wholesale customers – including corporates, banks and other financial institutions – are grouped by industry sectors and geography as well as by product/asset class and are managed on an individual basis. Customers are aggregated as a single risk when sufficiently interconnected. A credit assessment is carried out before credit facilities are made available to customers. The assessment process is dependent on the complexity of the transaction. Credit approvals are subject to environmental, social and governance risk policies which restrict exposure to certain highly carbon intensive industries as well as those with potentially heightened reputational impacts. Customer specific climate risk commentary is now mandatory. In response to COVID-19, a new framework was introduced to categorise clients in a consistent manner across the Wholesale portfolio, based on the effect of COVID-19 on their financial position and outlook in relation to the sector risk appetite. This framework has been retained, updated and aligned with the Risk of Credit Loss framework (further details below) to consider viability impacts more generally beyond those directly related to COVID-19 and classification via the framework is now mandatory and must be refreshed at least annually. The framework extends to all Wholesale borrowing customers in assessing whether customers exhibit a SICR, if support is considered to be granting forbearance and the time it would take for customers to return to operating within transactional acceptance standards. NatWest Group | 2022 Annual Report on Form 20-F 173

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 188 Financial statements Strategic report Governance Risk and capital management Additional information Financial review Credit risk continued For lower risk transactions below specific thresholds, credit decisions can be approved through self-sanctioning within the business. This process is facilitated through an auto-decision making system, which utilises scorecards, strategies and policy rules. For all other transactions, credit is only granted to customers following joint approval by an approver from the business and the credit risk function or by two credit officers. The joint business and credit approvers act within a delegated approval authority under the Wholesale Credit Authorities Framework Policy. The level of delegated authority held by approvers is dependent on their experience and expertise with only a small number of senior executives holding the highest approval authority. Both business and credit approvers are accountable for the quality of each decision taken, although the credit risk approver holds ultimate sanctioning authority. Transactional acceptance standards provide detailed transactional lending and risk acceptance metrics and structuring guidance. As such, these standards provide a mechanism to manage risk appetite at the customer/transaction level and are supplementary to the established credit risk appetite. Credit grades (PD) and LGD are reviewed and if appropriate reapproved annually. The review process assesses borrower performance, including reconfirmation or adjustment of risk parameter estimates; the adequacy of security; compliance with terms and conditions; and refinancing risk. Problem debt management Personal Early problem identification Pre-emptive triggers are in place to help identify customers that may be at risk of being in financial difficulty. These triggers are both internal, using NatWest Group data, and external using information from credit reference agencies. Proactive contact is then made with the customer to establish if they require help with managing their finances. By adopting this approach, the aim is to prevent a customer’s financial position deteriorating which may then require intervention from the Collections and Recoveries teams. Personal customers experiencing financial difficulty are managed by the Collections team. If the Collections team is unable to provide appropriate support after discussing suitable options with the customer, management of that customer moves to the Recoveries team. If at any point in the collections and recoveries process, the customer is identified as being potentially vulnerable, the customer will be separated from the regular process and supported by a specialist team to ensure the customer receives appropriate support for their circumstances. Collections When a customer exceeds an agreed limit or misses a regular monthly payment the customer is contacted by NatWest Group and requested to remedy the position. If the situation is not regularised then, where appropriate, the Collections team will become more involved and the customer will be supported by skilled debt management staff who endeavour to provide customers with bespoke solutions. Solutions include short-term account restructuring, refinance loans and forbearance which can include interest suspension and ‘breathing space’. All treatments available to customers experiencing financial difficulties are reviewed to ensure they remain appropriate for customers impacted by current economic conditions. In the event that an affordable and sustainable agreement with a customer cannot be reached, the debt will transition to the Recoveries team. For provisioning purposes, under IFRS 9, exposure to customers managed by the Collections team is categorised as Stage 2 and subject to a lifetime loss assessment, unless it is 90 days past due or has triggered any other unlikeliness to pay indicators, in which case it is categorised as Stage 3. Recoveries The Recoveries team will issue a notice of intention to default to the customer and, if appropriate, a formal demand, while also registering the account with credit reference agencies where appropriate. Following this, the customer’s debt may then be placed with a third-party debt collection agency, or alternatively a solicitor, in order to agree an affordable repayment plan with the customer. An option that may also be considered, is the sale of unsecured debt. Exposures subject to formal debt recovery are defaulted and, under IFRS 9, categorised as Stage 3. Wholesale Early problem identification Each segment and sector have defined early warning indicators to identify customers experiencing financial difficulty, and to increase monitoring if needed. Early warning indicators may be internal, such as a customer’s bank account activity, or external, such as a publicly-listed customer’s share price. If early warning indicators show a customer is experiencing potential or actual difficulty, or if relationship managers or credit officers identify other signs of financial difficulty, they may decide to classify the customer within the Risk of Credit Loss framework. Broader macro-economic trends including commodity prices, foreign exchange rates and consumer and government spend are also tracked, helping inform decisions on sector risk appetite. Customer level early warning indicators are regularly reviewed to ensure alignment with prevailing economic conditions, ensuring both the volume and focus of alerts is aligned to the point-in-time risk within each sector. The aligned Risk of Credit Loss and viability framework This framework focuses on all Wholesale customers to provide early identification of credit deterioration, support intelligent risk-taking, ensure fair and consistent customer outcomes and provide key insights into Wholesale lending portfolios. Expert judgment is applied by experienced credit risk officers to classify cases into categories that reflect progressively deteriorating credit risk to NatWest Group. There are two classifications in the framework that apply to non-defaulted customers who are in financial stress – Heightened Monitoring and Risk of Credit Loss. For the purposes of provisioning, all exposures categorised as Heightened Monitoring or Risk of Credit Loss are categorised as Stage 2 and subject to a lifetime loss assessment. The framework also applies to those customers that have met NatWest Group’s default criteria (AQ10 exposures). Defaulted exposures are categorised as Stage 3 impaired for provisioning purposes. Heightened Monitoring customers are performing customers that have met certain characteristics, which have led to significant credit deterioration. Collectively, characteristics reflect circumstances that may affect the customer’s ability to meet repayment obligations. Characteristics include trading issues, covenant breaches, material PD downgrades and past due facilities. Heightened Monitoring customers require pre-emptive actions (outside the customer’s normal trading patterns) to return or maintain their facilities within NatWest Group’s current risk appetite. 174 NatWest Group | 2022 Annual Report on Form 20-F

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 189 Credit risk continued Risk of Credit Loss customers are performing customers that have met the criteria for Heightened Monitoring and also pose a risk of credit loss to NatWest Group in the next 12 months should mitigating action not be taken or not be successful. Once classified as either Heightened Monitoring or Risk of Credit Loss, a number of mandatory actions are taken in accordance with policies. Actions include a review of the customer’s credit grade, facility and security documentation and the valuation of security. Depending on the severity of the financial difficulty and the size of the exposure, the customer relationship strategy is reassessed by credit officers, by specialist credit risk or relationship management units in the relevant business, or by Restructuring. Agreed customer management strategies are regularly monitored by both the business and credit teams. The largest Risk of Credit Loss exposures are regularly reviewed by a Risk of Credit Loss forum. The forum members are experienced credit, business and restructuring specialists. The purpose of the forum is to review and challenge the strategies undertaken for customers that pose the largest risk of credit loss to NatWest Group. Appropriate corrective action is taken when circumstances emerge that may affect the customer’s ability to service its debt (refer to Heightened Monitoring characteristics). Corrective actions may include granting a customer various types of concessions. Any decision to approve a concession will be a function of specific appetite, the credit quality of the customer, the market environment and the loan structure and security. All customers granted forbearance are classified Heightened Monitoring as a minimum. Other potential outcomes of the relationship review are to: return the customer to a satisfactory status, offer additional lending and continue monitoring, transfer the relationship to Restructuring if appropriate, or exit the relationship. The aligned Risk of Credit Loss and viability framework does not apply to problem debt management for business banking customers. These customers are, where necessary, managed by specialist problem debt management teams, depending on the size of exposure or by the business banking recoveries team where a loan has been impaired. Restructuring Where customers are categorised as Risk of Credit Loss and the lending exposure is above £1 million, relationships are supported by the Restructuring team. The objective of Restructuring is to protect NatWest Group’s capital. Restructuring does this by working with corporate and commercial customers in financial difficulty to help them understand their options and how their restructuring or repayment strategies can be delivered. Helping viable customers return to financial health and restoring a normal banking relationship is always the preferred outcome, however, where this is not possible, NatWest Group will work with customers to achieve a solvent outcome. Throughout this period, the mainstream relationship manager will remain an integral part of the customer relationship. Insolvency is considered as a last resort and if deemed necessary, NatWest Group will work to recover its capital in a fair and efficient manner, while upholding the fair treatment of customers and NatWest Group’s core values. Forbearance (audited) Forbearance takes place when a concession is made on the contractual terms of a loan/debt in response to a customer’s financial difficulties. The aim of forbearance is to support and restore the customer to financial health while minimising risk. To ensure that forbearance is appropriate for the needs of the customer, minimum standards are applied when assessing, recording, monitoring and reporting forbearance. A credit exposure may be forborne more than once, generally where a temporary concession has been granted and circumstances warrant another temporary or permanent revision of the loan’s terms. Loans are reported as forborne until they meet the exit criteria as detailed in the appropriate regulatory guidance. These include being classified as performing for two years since the last forbearance event, making regular repayments and the loan/debt being less than 30 days past due. Types of forbearance Personal In the Personal portfolio, forbearance may involve payment concessions and loan rescheduling (including extensions in contractual maturity), capitalisation of arrears. Forbearance support is provided for both mortgages and unsecured lending. Wholesale In the Wholesale portfolio, forbearance may involve covenant waivers, amendments to margins, payment concessions and loan rescheduling (including extensions in contractual maturity), capitalisation of arrears, and debt forgiveness or debt-for-equity swaps. Monitoring of forbearance Personal For Personal portfolios, forborne loans are separated and regularly monitored and reported while the forbearance strategy is implemented, until they exit forbearance. Wholesale In the Wholesale portfolio, customer PDs and facility LGDs are reassessed prior to finalising any forbearance arrangement. The ultimate outcome of a forbearance strategy is highly dependent on the co-operation of the borrower and a viable business or repayment outcome. Where forbearance is no longer appropriate, NatWest Group will consider other options such as the enforcement of security, insolvency proceedings or both, although these are options of last resort. Provisioning requirements on forbearance are detailed in the Provisioning for forbearance section. Credit grading models Credit grading models is the collective term used to describe all models, frameworks and methodologies used to calculate PD, exposure at default (EAD), LGD, maturity and the production of credit grades. Credit grading models are designed to provide:  An assessment of customer and transaction characteristics.  A meaningful differentiation of credit risk.  Accurate internal default rate, loss and exposure estimates that are used in the capital calculation or wider risk management purposes. NatWest Group | 2022 Annual Report on Form 20-F 175

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 190 Financial statements Strategic report Governance Risk and capital management Additional information Financial review Credit risk continued Impairment, provisioning and write-offs (audited) In the overall assessment of credit risk, impairment provisioning and write-offs are used as key indicators of credit quality. NatWest Group’s IFRS 9 provisioning models, which use existing Basel models as a starting point, incorporate term structures and forward-looking information. Regulatory conservatism within the Basel models has been removed as appropriate to comply with the IFRS 9 requirement for unbiased ECL estimates. Five key areas may materially influence the measurement of credit impairment under IFRS 9 – two of these relate to model build and three relate to model application: Model build:  The determination of economic indicators that have most influence on credit loss for each portfolio and the severity of impact (this leverages existing stress testing models which are reviewed annually).  The build of term structures to extend the determination of the risk of loss beyond 12 months that will influence the impact of lifetime loss for exposures in Stage 2. Model application:  The assessment of the SICR and the formation of a framework capable of consistent application.  The determination of asset lifetimes that reflect behavioural characteristics while also representing management actions and processes (using historical data and experience).  The choice of forward-looking economic scenarios and their respective probability weights. Refer to Accounting policy 2.3 for further details. IFRS 9 ECL model design principles (audited) Modelling of ECL for IFRS 9 follows the conventional approach to divide the estimation of credit losses into its component parts of PD, LGD and EAD. To meet IFRS 9 requirements, the PD, LGD and EAD parameters differ from their Pillar 1 internal ratings based (IRB) counterparts in the following aspects:  Unbiased – material regulatory conservatism has been removed from IFRS 9 parameters to produce unbiased estimates.  Point-in-time – IFRS 9 parameters reflect actual economic conditions at the reporting date instead of long-run average or downturn conditions.  Forward-looking – IFRS 9 PD estimates and, where appropriate, EAD and LGD estimates reflect forward-looking economic conditions.  Lifetime measurement – IFRS 9 PD, LGD and EAD are provided as multi-period term structures up to exposure lifetimes instead of over a fixed one-year horizon. IFRS 9 requires that at each reporting date, an entity shall assess whether the credit risk on an account has increased significantly since initial recognition. Part of this assessment requires a comparison to be made between the current lifetime PD (i.e. the PD over the remaining lifetime at the reporting date) and the equivalent lifetime PD as determined at the date of initial recognition. For assets originated before IFRS 9 was introduced, comparable lifetime origination PDs did not exist. These have been retrospectively created using the relevant model inputs applicable at initial recognition. PD estimates Personal models Personal PD models follow a discrete multi-horizon survival approach, predicting quarterly PDs up to lifetime at account level, with a key driver being scores from related IRB PD models. Forward-looking economic information is brought in by economic response models, which leverage the existing stress test model suite. The current suite of PD models was introduced in 2022 replacing the previous, first-generation models to remediate a range of model weaknesses. Wholesale models Wholesale PD models use a point-in-time/through-the-cycle framework to convert one-year regulatory PDs into point-in-time estimates that reflect economic conditions at the reporting date. The framework utilises credit cycle indices (CCIs) for a comprehensive set of region/industry segments. Further detail on CCIs is provided in the Economic loss drivers section. One year point-in-time PDs are extended to forward-looking lifetime PDs using a conditional transition matrix approach and a set of econometric forecasting models. LGD estimates The general approach for the IFRS 9 LGD models is to leverage corresponding IRB LGD models with bespoke adjustments to ensure estimates are unbiased and, where relevant, forward-looking. Personal Forward-looking information has only been incorporated for the secured portfolios, where changes in property prices can be readily accommodated. Analysis has shown minimal impact of economic conditions on LGDs for the other Personal portfolios. Wholesale Forward-looking economic information is incorporated into LGD estimates using the existing CCI framework. For low default portfolios, including sovereigns and banks, loss data is too scarce to substantiate estimates that vary with economic conditions. Consequently, for these portfolios, LGD estimates are assumed to be constant throughout the projection horizon. EAD estimates Personal The IFRS 9 Personal modelling approach for EAD is dependent on product type.  Revolving products use the existing Basel models as a basis, with appropriate adjustments incorporating a term structure based on time to default.  Amortising products use an amortising schedule, where a formula is used to calculate the expected balance based on remaining terms and interest rates. Analysis has indicated that there is minimal impact on EAD arising from changes in the economy for all Personal portfolios except mortgages. Therefore, forward-looking information is only incorporated in the mortgage EAD model (through forecast changes in interest rates). Wholesale For Wholesale, EAD values are projected using product specific credit conversion factors (CCFs), closely following the product segmentation and approach of the respective Basel model. However, the CCFs are estimated over multi-year time horizons and contain no regulatory conservatism or downturn assumptions. 176 NatWest Group | 2022 Annual Report on Form 20-F

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 191 Credit risk continued No explicit forward-looking information is incorporated, on the basis of analysis showing the temporal variation in CCFs is mainly attributable to changes in exposure management practices rather than economic conditions. Governance and post model adjustments (audited) The IFRS 9 PD, EAD and LGD models are subject to NatWest Group’s model risk policy that stipulates periodic model monitoring, periodic re-validation and defines approval procedures and authorities according to model materiality. Various post model adjustments were applied where management judged they were necessary to ensure an adequate level of overall ECL provision. All post model adjustments were subject to formal approval through provisioning governance, and were categorised as follows (business level commentary is provided below):  Deferred model calibrations – ECL adjustments where PD model monitoring indicated that actual defaults were below estimated levels but where it was judged that an implied ECL release was not supportable due to the influence of government support schemes on default levels in the past two years. As a consequence, any potential ECL release was deferred and retained on the balance sheet until modelled ECL levels are affirmed by new model parallel runs or similar analyses.  Economic uncertainty – ECL adjustments primarily arising from uncertainties associated with the high inflation environment as well as supply chain disruption, along with the residual effect of COVID-19 and government support schemes. In all cases, management judged that additional ECL was required until further credit performance data became available as the full effects of these issues matures.  Other adjustments – ECL adjustments where it was judged that the modelled ECL required amendment. Post model adjustments will remain a key focus area of NatWest Group’s ongoing ECL adequacy assessment process. A holistic framework has been established including reviewing a range of economic data, external benchmark information and portfolio performance trends with a particular focus on segments of the portfolio (both commercial and consumer) that are likely to be more susceptible to the high inflation environment and supply chain disruption. NatWest Group | 2022 Annual Report on Form 20-F 177

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 192 Financial statements Strategic report Governance Risk and capital management Additional information Financial review Credit risk continued ECL post model adjustments The table below shows ECL post model adjustments. Retail Banking Private Commercial & Central Mortgages Other Banking Institutional items (1) Total 2022 £m £m £m £m £m £m Economic uncertainty 102 51 6 191 2 352 Other adjustments 8 20 — 16 15 59 Total 110 71 6 207 17 411 Of which: - Stage 1 62 27 3 63 — 155 - Stage 2 32 44 3 139 16 234 - Stage 3 16 — — 5 1 22 2021 Deferred model calibrations 58 97 — 62 2 219 Economic uncertainty 60 99 5 391 29 584 Other adjustments 37 — — 5 156 198 Total 155 196 5 458 187 1,001 Of which: - Stage 1 9 5 — 15 5 34 - Stage 2 126 164 5 443 33 771 - Stage 3 20 27 — — 149 196 (1) Excludes £18 million (2021 – £49 million) of post model adjustments (other £18 million (2021 – mortgages £4 million; other £45 million)) for Ulster Bank RoI disclosed as transfers to disposal groups. Post model adjustments have reduced significantly since 31 December 2021, with notable shifts in all categories. This reflected:  The reclassification of the Ulster Bank RoI mortgage portfolio, in Q3 2022, from amortised cost to fair value through profit or loss and continued activity on the strategic shift to exit the market.  Removal of deferred model calibration post model adjustments following the implementation of new models as well as COVID-19 adjustments no longer being required.  Economic uncertainty adjustments significantly reduced as many COVID-19 adjustments were no longer required, plus the deteriorating economic outlook and improved modelling approaches, resulted in increases in modelled ECL.  Retail Banking – The judgemental post model adjustment for deferred model calibrations of £155 million held at 31 December 2021 was no longer required in the second half of 2022. This was due, firstly, to the removal of the mortgage element because of the implementation of a new IFRS 9 PD model in Q1 2022. Furthermore, the implementation of new PD models on unsecured portfolios implemented at H1 2022 negated the need for management judgement on PD calibration adjustments. The post model adjustments for economic uncertainty were held at a broadly consistent level to 31 December 2021, totalling £153 million (2021 – £159 million). The primary element of the economic uncertainty adjustment was a £127 million ECL uplift to capture the risk on segments of the Retail portfolio that are more susceptible to the effects of a high inflation environment and the impacts on affordability. Risk and capital management continued NatWest Group Annual Report and Accounts 2022 192 Financial statements Strategic report Governance Risk and capital management Additional information Financial review Credit risk continued ECL post model adjustments The table below shows ECL post model adjustments. Retail Banking Private Commercial & Central Mortgages Other Banking Institutional items (1) Total 2022 £m £m £m £m £m £m Economic uncertainty 102 51 6 191 2 352 Other adjustments 8 20 — 16 15 59 Total 110 71 6 207 17 411 Of which: - Stage 1 62 27 3 63 — 155 - Stage 2 32 44 3 139 16 234 - Stage 3 16 — — 5 1 22 2021 Deferred model calibrations 58 97 — 62 2 219 Economic uncertainty 60 99 5 391 29 584 Other adjustments 37 — — 5 156 198 Total 155 196 5 458 187 1,001 Of which: - Stage 1 9 5 — 15 5 34 - Stage 2 126 164 5 443 33 771 - Stage 3 20 27 — — 149 196 (1) Excludes £18 million (2021 – £49 million) of post model adjustments (other £18 million (2021 – mortgages £4 million; other £45 million)) for Ulster Bank RoI disclosed as transfers to disposal groups. Post model adjustments have reduced significantly since 31 December 2021, with notable shifts in all categories. This reflected:  The reclassification of the Ulster Bank RoI mortgage portfolio, in Q3 2022, from amortised cost to fair value through profit or loss and continued activity on the strategic shift to exit the market.  Removal of deferred model calibration post model adjustments following the implementation of new models as well as COVID-19 adjustments no longer being required.  Economic uncertainty adjustments significantly reduced as many COVID-19 adjustments were no longer required, plus the deteriorating economic outlook and improved modelling approaches, resulted in increases in modelled ECL.  Retail Banking – The judgemental post model adjustment for deferred model calibrations of £155 million held at 31 December 2021 was no longer required in the second half of 2022. This was due, firstly, to the removal of the mortgage element because of the implementation of a new IFRS 9 PD model in Q1 2022. Furthermore, the implementation of new PD models on unsecured portfolios implemented at H1 2022 negated the need for management judgement on PD calibration adjustments. The post model adjustments for economic uncertainty were held at a broadly consistent level to 31 December 2021, totalling £153 million (2021 – £159 million). The primary element of the economic uncertainty adjustment was a £127 million ECL uplift to capture the risk on segments of the Retail portfolio that are more susceptible to the effects of a high inflation environment and the impacts on affordability. 178 NatWest Group | 2022 Annual Report on Form 20-F

Risk and capital management *continued*

Credit risk continued

This focuses on key affordability lenses, including customers with lower incomes in fuel poverty, over-indebted borrowers and customers vulnerable to a potential mortgage rate shock impact on their affordability. This adjustment superseded the previously held £26 million for COVID-19 payment holiday high-risk customers and the £69 million judgemental ECL release holdback at 31 December 2021. The current post model adjustment allocates more ECL to Stage 1 given the forward-looking nature of the risks on affordability driven by the high inflation environment, whereas the previous COVID-19 post model adjustments were focused on Stage 2, due to specific customer events (for example, high-risk payment holiday cases migrated into Stage 2).

Other judgmental overlays included a £20 million uplift to reflect forward-looking provisions relating to credit cards EAD and limit utilisation modelling considerations. There is also an ECL adjustment for higher risk residential interest only mortgages of £7 million. The £14 million post model adjustment previously held for cladding risk was removed due to management's view on the positive developments in this segment.

Commercial & Institutional – The post model adjustment for economic uncertainty reduced from £391 million to £191 million during the year. It included an overlay of £108 million to cover the residual risks from COVID-19, including the risk that government support schemes could affect future recoveries and concerns surrounding associated debt, to customers that have utilised government support schemes. Inflation and supply chain issues present significant headwinds for a number of sectors which are not fully captured in the models. An £83 million mechanistic adjustment, via a sector-level downgrade, was applied to the sectors that were considered most at risk from these headwinds.

The judgemental overlay for deferred model calibrations on the business banking portfolio was removed as COVID-19 no longer impedes the mechanistic modelling approach.

Other adjustments included an overlay of £13 million to mitigate the effect of operational timing delays in the identification and flagging of a SICR.

Significant increase in credit risk (SICR)
(audited)

Exposures that are considered significantly credit deteriorated since initial recognition are classified in Stage 2 and assessed for lifetime ECL measurement (exposures not considered deteriorated carry a 12 month ECL). NatWest Group has adopted a framework to identify deterioration based primarily on relative movements in lifetime PD supported by additional qualitative backstops. The principles applied are consistent across NatWest Group and align to credit risk management practices, where appropriate.

The framework comprises the following elements:

– IFRS 9 lifetime PD assessment (the primary driver) – on modelled portfolios, the assessment is based on the relative deterioration in forward-looking lifetime PD and is assessed monthly. To assess whether credit deterioration has occurred, the residual lifetime PD at balance sheet date (which PD is established at date of initial recognition (DOIR)) is compared to the current PD. If the current lifetime PD exceeds the residual origination PD by more than a threshold amount, deterioration is assumed to have occurred and the exposure transferred into Stage 2 for a lifetime loss assessment. For Wholesale, a doubling of PD would indicate a SICR subject to a minimum PD uplift of 0.1%. For Personal portfolios, the criteria vary by risk band, with lower risk exposures needing to deteriorate more than higher risk exposures, as outlined in the following table:

Personal risk bands	PD bandings (based on residual lifetime PD calculated at DOIR)	PD deterioration threshold criteria
Risk band A	<0.762%	PD@DOIR + 1%
Risk band B	<4.306%	PD@DOIR + 3%
Risk band C	>=4.306%	1.7 x PD@DOIR

– Qualitative high-risk backstops – the PD assessment is complemented with the use of qualitative high-risk backstops to further inform whether significant deterioration in lifetime risk of default has occurred. The qualitative high-risk backstop assessment includes the use of the mandatory 30+ days past due backstop, as prescribed by IFRS 9 guidance, and other features such as forbearance support, Wholesale exposures managed within the Risk of Credit Loss framework, and adverse credit bureau results for Personal customers.

– Persistence (Personal and business banking customers only) – the persistence rule ensures that accounts which have met the criteria for PD driven deterioration are still considered to be significantly deteriorated for three months thereafter. This additional rule enhances the timeliness of capture in Stage 2. The persistence rule is applied to PD driven deterioration only.

NatWest Group | 2022 Annual Report on Form 20-F 179

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 194 Financial statements Strategic report Governance Risk and capital management Additional information Financial review Credit risk continued The criteria are based on a significant amount of empirical analysis and seek to meet three key objectives:  Criteria effectiveness – the criteria should be effective in identifying significant credit deterioration and prospective default population.  Stage 2 stability – the criteria should not introduce unnecessary volatility in the Stage 2 population.  Portfolio analysis – the criteria should produce results which are intuitive when reported as part of the wider credit portfolio. Monitoring the effect on relative PD deterioration when originating new lending at times of weaker economic outlook (therefore, higher PDs at initial recognition) is important to ensure SICR criteria remains effective. Provisioning for forbearance (audited) Personal The methodology used for provisioning in respect of Personal forborne loans will differ depending on whether the loans are performing or non-performing and which business is managing them due to local market conditions. Granting forbearance will only change the arrears status of the loan in specific circumstances, which can include capitalisation of principal and interest in arrears, where the loan may be returned to the performing book if the customer has demonstrated an ability to meet regular payments and is likely to continue to do so. The loan would continue to be reported as forborne until it meets the exit criteria set out by the appropriate regulatory guidance. For ECL provisioning, all forborne but performing exposures are categorised as Stage 2 and are subject to a lifetime loss provisioning assessment. Where the forbearance treatment includes the cessation of interest on the customer balance (i.e. non-accrual), this will be treated as a Stage 3 default. For non-performing forborne loans, the Stage 3 loss assessment process is the same as for non-forborne loans. Wholesale Provisions for forborne loans are assessed in accordance with normal provisioning policies. The customer’s financial position and prospects – as well as the likely effect of the forbearance, including any concessions granted, and revised PD or LGD gradings – are considered in order to establish whether an impairment provision increase is required. Wholesale loans granted forbearance are individually credit assessed in most cases. Performing loans subject to forbearance treatment are categorised as Stage 2 and subject to a lifetime loss assessment. Forbearance may result in the value of the outstanding debt exceeding the present value of the estimated future cash flows. This difference will lead to a customer being classified as non-performing. In the case of non-performing forborne loans, an individual loan impairment provision assessment generally takes place prior to forbearance being granted. The amount of the loan impairment provision may change once the terms of the forbearance are known, resulting in an additional provision charge or a release of the provision in the period the forbearance is granted. The transfer of Wholesale loans from impaired to performing status follows assessment by relationship managers and credit. When no further losses are anticipated and the customer is expected to meet the loan’s revised terms, any provision is written-off or released and the balance of the loan can be returned to performing status once exit criteria, as set out by regulatory guidance, is met. Asset lifetimes (audited) The choice of initial recognition and asset duration is another critical judgment in determining the quantum of lifetime losses that apply.  The date of initial recognition reflects the date that a transaction (or account) was first recognised on the balance sheet; the PD recorded at that time provides the baseline used for subsequent determination of SICR as detailed above.  For asset duration, the approach applied (in line with IFRS 9 requirements) is:  Term lending – the contractual maturity date, reduced for behavioural trends where appropriate (such as, expected prepayment and amortisation).  Revolving facilities – for Personal portfolios (except credit cards), asset duration is based on behavioural life and this is normally greater than contractual life (which would typically be overnight). For Wholesale portfolios, asset duration is based on annual customer review schedules and will be set to the next review date. In the case of credit cards, the most significant judgment is to reflect the operational practice of card reissuance and the associated credit assessment as enabling a formal re-origination trigger. As a consequence, a capped lifetime approach of up to 36 months is used on credit card balances. If the approach was uncapped the ECL impact is estimated at approximately £80 million (2021 – £70 million). However, credit card balances originated under the 0% balance transfer product, and representing approximately 19% of performing card balances, have their ECL calculated on a behavioural lifetime approach as opposed to being capped at a maximum of three years. The capped approach reflects NatWest Group practice of a credit-based review of customers prior to credit card issuance and complies with IFRS 9. Benchmarking information indicates that peer UK banks use behavioural approaches in the main for credit card portfolios with average durations between three and ten years. Across Europe, durations are shorter and are, in some cases, as low as one year. 180 NatWest Group | 2022 Annual Report

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 195 Credit risk continued Economic loss drivers (audited) Introduction The portfolio segmentation and selection of economic loss drivers for IFRS 9 follow closely the approach used in stress testing. To enable robust modelling the forecasting models for each portfolio segment (defined by product or asset class and where relevant, industry sector and region) are based on a selected, small number of economic variables, (typically three to four) that best explain the temporal variations in portfolio loss rates. The process to select economic loss drivers involves empirical analysis and expert judgment. The most material economic loss drivers are shown in the table below. Portfolio Economic loss drivers UK retail mortgages UK unemployment rate, sterling swap rate, UK house price index, UK household debt to income UK retail unsecured UK unemployment rate, sterling swap rate, UK household debt to income UK corporates UK stock price index, UK GDP, Bank of England base rate UK commercial real estate UK stock price index, UK commercial property price index, UK GDP, Bank of England base rate (1) This is not an exhaustive list of economic loss drivers but shows the most material drivers for the most significant portfolios. Economic scenarios At 31 December 2022, the range of anticipated future economic conditions was defined by a set of four internally developed scenarios and their respective probabilities. In addition to the base case, they comprised upside, downside and extreme downside scenarios. The scenarios primarily reflected the current risks faced by the economy, particularly related to high inflation resulting in a fall in real household income, economic slowdown, a rise in unemployment and asset price declines. For 2022, the four scenarios were deemed appropriate in capturing the uncertainty in economic forecasts and the non-linearity in outcomes under different scenarios. These four scenarios were developed to provide sufficient coverage across potential rises in unemployment, inflation, asset price declines and the degree of permanent damage to the economy, around which there remains pronounced levels of uncertainty. Upside – This scenario assumes a robust growth through 2023 as consumers dip into excess savings built up since the COVID-19 pandemic and further helped by fiscal support and strong business investment. The labour market remains resilient, with the unemployment rate remaining below pre-COVID-19 levels. Inflation retraces sharply and that does not necessitate significantly more tightening. The housing market slows down compared to the previous year but still remains robust. Base case – High inflation and significant monetary policy tightening leads to a mild recession in 2023. Fiscal support remains key in containing the impact. Unemployment rate rises modestly but job losses are contained. Inflation moderates over medium-term and falls to the target levels in 2024. Housing market experiences price decline and lower activity but the extent of the decline is lower than that experienced during prior stresses. Since 31 December 2021, the outlook has deteriorated as energy prices surged and cost of living crisis intensified. As a result, the base case is more pessimistic. The mild recession in 2023 contrasts with last year’s assumption of a muted growth. House price correction contrasts with previous year’s assumptions of a modest growth. In previous scenario, unemployment rate was expected to increase very modestly while inflation and interest rate rises last year were also relatively muted. Downside – Inflation rises on the back of further energy price spikes. The high inflation environment leads to the economy falling under recession. As demand dries up, inflation rapidly declines. Policy rates are raised initially but then quickly eased to assist in recovery. Unemployment is more than the base case scenario while house prices experience declines comparable to previous episodes of stress. Extreme downside – This scenario assumes high and persistent inflation. Households see the highest recorded decline in real income. Policy rate rises to levels last seen in early 2000. Resulting economic recession is deep and leads to widespread job losses. House prices lose approximately a third of their value while unemployment rate rises to level above those seen during the 2008 financial crisis. The previous year’s extreme downside also included a deep recession, labour market deterioration and asset price falls, but the current scenario explores these risks in a high inflation, high rates environment. NatWest Group | 2022 Annual Report on Form 20-F 181

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 196 Financial statements Strategic report Governance Risk and capital management Additional information Financial review Credit risk continued Economic loss drivers (audited) The tables and commentary below provide details of the key economic loss drivers under the four scenarios. The main macroeconomic variables for each of the four scenarios used for ECL modelling are set out in the main macroeconomic variables table below. The compound annual growth rate (CAGR) for GDP is shown. It also shows the five-year average for unemployment and the Bank of England base rate. The house price index and commercial real estate figures show the total change in each asset over five years. Main macroeconomic variables 2022 2021 Extreme Weighted Extreme Weighted Upside Base case Downside downside average Upside Base case Downside downside average Five-year summary % % % % % % % % % % GDP - CAGR 1.6 0.8 0.2 (0.2) 0.7 2.4 1.7 1.4 0.6 1.8 Unemployment - average 3.9 4.6 5.1 7.2 5.0 3.5 4.2 4.8 6.7 4.2 House price index - total change 21.5 (1.3) (6.0) (22.4) (1.3) 22.7 12.1 4.3 (5.3) 12.8 Bank of England base rate - average 2.6 3.3 1.5 4.9 3.1 1.5 0.8 0.7 (0.5) 0.9 Commercial real estate price - total change (0.1) (14.4) (17.2) (38.3) (16.1) 18.2 7.2 5.5 (6.4) 9.5 Consumer price index - CAGR 2.4 3.0 3.1 7.0 3.6 2.7 2.5 3.1 1.5 2.6 UK stock price index - total change 22.6 13.9 1.8 (8.5) 9.5 36.6 24.9 12.5 0.2 24.7 World GDP - CAGR 3.7 3.3 1.6 1.0 2.7 3.5 3.2 2.6 0.6 3.1 Probability weight 18.6 45.0 20.8 15.6 30.0 45.0 20.0 5.0 (1) The five year period starts after Q3 2022 for 31 December 2022 and Q3 2021 for 31 December 2021. (2) CAGR and total change figures are not comparable with 31 December 2021 data, as the starting quarters differ. Probability weightings of scenarios A subjective approach for assigning probability weight was used during COVID-19 due to the scale of the economic effect of COVID-19 and the range of recovery paths. Similarly, a subjective approach was used at 30 September 2022, to reflect the deteriorating outlook and shifting balance of risks in the given set of scenarios. However, NatWest Group’s quantitative approach to IFRS 9 multiple economic scenarios (MES) involves selecting a suitable set of discrete scenarios to characterise the distribution of risks in the economic outlook and assigning appropriate probability weights. This quantitative approach has been reinstated and is used for 31 December 2022. The approach involves comparing UK GDP paths for NatWest Group’s scenarios against a set of 1,000 model runs, following which, a percentile in the distribution is established that most closely corresponded to the scenario. Probability weight for base case is set first based on judgement, while probability weights for the alternate scenarios are assigned based on these percentiles scores. The assigned probability weights were judged to be aligned with the subjective assessment of balance of the risks in the economy. Since 31 December 2021, high inflation posed significant challenge to the economy and there is considerable uncertainty to the economic outlook, with respect to persistence and range of outcomes on inflation and its subsequent effects on household real income and economic activity. Given that backdrop, NatWest Group judges it appropriate to assign higher probability weights on downside-biased scenarios than at 31 December 2021. It presents good coverage to the range of outcomes assumed in the scenarios, including the potential for a robust recovery on the upside and exceptionally challenging outcomes on the downside. A 18.6% weighting was applied to the upside scenario, a 45.0% weighting applied to the base case scenario, a 20.8% weighting applied to the downside scenario and a 15.6% weighting applied to the extreme downside scenario. Compared to 30 June 2022, the probability weights were broadly similar, but with additional modest downside skew. 182 NatWest Group | 2022 Annual Report on Form 20-F

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 197 Credit risk continued Economic loss drivers UK gross domestic product (£bn) Q1 2022 Q1 2023 Q1 2024 Q1 2025 Q1 2026 Q1 2027 2000 2100 2200 2300 2400 2500 Upside Base case Downside Extreme downside Bank of England base rate (%) Q1 2019 Q1 2020 Q1 2021 Q1 2022 Q1 2023 Q1 2024 Q1 2025 Q1 2026 Q1 2027 0 1 2 3 4 5 6 7 Upside Base case Downside Extreme downside UK unemployment rate (%) Q1 2019 Q1 2020 Q1 2021 Q1 2022 Q1 2023 Q1 2024 Q1 2025 Q1 2026 Q1 2027 0 1 2 3 4 5 6 7 8 9 Upside Base case Downside Extreme downside NatWest Group | 2022 Annual Report on Form 20-F 183

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 198 Financial statements Strategic report Governance Risk and capital management Additional information Financial review Credit risk continued Economic loss drivers (audited) Annual figures GDP - annual growth Commercial real estate price - four quarter change Extreme Weighted Extreme Weighted Upside Base case Downside downside average Upside Base case Downside downside average % % % % % % % % % % 2022 4.4 4.4 4.4 4.4 4.4 2022 (2.6) (2.6) (2.6) (2.6) (2.6) 2023 2.2 (0.9) (2.8) (3.1) (1.1) 2023 2.1 (8.4) (19.7) (22.4) (11.0) 2024 1.9 0.7 (0.4) (1.6) 0.4 2024 1.9 (0.5) 2.8 (29.1) (3.2) 2025 1.2 1.0 1.9 1.2 1.3 2025 2.7 1.3 3.7 6.7 2.6 2026 1.2 1.4 1.2 1.2 1.3 2026 2.2 1.0 3.8 8.5 2.6 2027 1.4 1.5 1.1 1.2 1.4 2027 0.6 1.0 2.3 8.6 2.0 Unemployment rate - annual average Consumer price index - four quarter change Extreme Weighted Extreme Weighted Upside Base case Downside downside average Upside Base case Downside downside average % % % % % % % % % % 2022 3.8 3.8 3.8 3.8 3.8 2022 11.2 11.2 11.2 11.2 11.2 2023 3.9 4.4 5.0 6.0 4.7 2023 2.2 3.7 6.0 17.0 6.0 2024 3.9 4.9 5.7 8.4 5.4 2024 1.0 2.7 1.0 8.8 3.1 2025 4.0 4.8 5.2 8.0 5.2 2025 2.0 2.0 2.0 2.7 2.1 2026 4.0 4.6 5.0 7.4 5.0 2026 2.0 1.9 2.0 2.3 2.0 2027 4.0 4.3 5.1 6.7 4.8 2027 2.0 1.9 2.0 2.0 2.0 House price index - four quarter change UK stock price index - four quarter change Extreme Weighted Extreme Weighted Upside Base case Downside downside average Upside Base case Downside downside average % % % % % % % % % % 2022 6.9 6.9 6.9 6.9 6.9 2022 (3.4) (3.4) (3.4) (3.4) (3.4) 2023 7.5 (7.8) (13.7) (10.4) (6.6) 2023 9.1 4.1 (20.6) (45.0) (7.8) 2024 4.5 (0.9) (7.7) (15.2) (3.2) 2024 4.0 1.9 9.7 24.9 5.9 2025 3.0 2.9 4.8 (8.3) 1.8 2025 4.5 4.0 8.8 16.7 6.4 2026 3.5 3.4 8.3 7.2 4.8 2026 4.9 4.4 7.0 11.0 5.8 2027 3.4 3.4 6.3 6.6 4.3 2027 4.0 4.3 6.6 9.9 5.4 Bank of England base rate - annual average Extreme Weighted Upside Base case Downside downside average % % % % % 2022 1.49 1.49 1.49 1.49 1.49 2023 3.27 3.94 2.94 5.38 3.83 2024 2.71 3.75 1.00 5.95 3.33 2025 2.29 3.25 1.00 5.28 2.92 2026 2.25 3.00 1.00 4.46 2.67 2027 2.06 2.75 1.00 3.64 2.40 Worst points 31 December 2022 31 December 2021 Extreme Weighted Extreme Weighted Downside downside average Downside downside average % Quarter % Quarter % % Quarter % Quarter % GDP (3.9) Q4 2023 (5.4) Q4 2023 (1.5) (1.8) Q1 2022 (7.9) Q1 2022 — Unemployment rate (peak) 6.0 Q1 2024 8.5 Q3 2024 5.4 5.4 Q1 2023 9.4 Q4 2022 4.5 House price index (21.3) Q1 2025 (31.7) Q3 2025 (10.6) (3.0) Q3 2023 (26.0) Q2 2023 — Bank of England base rate 4.0 Q1 2023 6.0 Q1 2024 4.1 1.5 Q4 2022 (0.5) Q2 2022 1.2 Commercial real estate price (26.8) Q4 2023 (50.3) Q3 2024 (21.8) (2.5) Q1 2022 (29.8) Q3 2022 — Consumer price index 15.7 Q1 2023 17.0 Q4 2023 11.7 7.9 Q4 2022 4.3 Q1 2022 5.5 UK stock price index (24.0) Q4 2023 (47.3) Q4 2023 (11.7) (12.2) Q1 2022 (37.1) Q2 2022 (1.2) (1) For the unemployment rate, the figures show the peak levels. For the Bank of England base rate, the figures show highest or lowest levels. For the consumer price index, the figures show the highest annual percentage change. For other parameters, the figures show falls relative to the starting period. The calculations are performed over five years, with a starting point of Q3 2022 for 31 December 2022 scenarios. 184 NatWest Group | 2022 Annual Report on Form 20-F

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 199 Credit risk continued Economic loss drivers (audited) Use of the scenarios in Personal lending Personal lending follows a discrete scenario approach. The PD and LGD values for each discrete scenario are calculated using product specific economic response models. Each account has a PD and LGD calculated as probability weighted averages across the suite of economic scenarios. Use of the scenarios in Wholesale lending The Wholesale lending ECL methodology is based on the concept of CCIs. The CCIs represent, similar to the exogenous component in Personal, all relevant economic loss drivers for a region/industry segment aggregated into a single index value that describes the loss rate conditions in the respective segment relative to its long-run average. A CCI value of zero corresponds to loss rates at long-run average levels, a positive CCI value corresponds to loss rates below long run average levels and a negative CCI value corresponds to loss rates above long-run average levels. The individual economic scenarios are translated into forward-looking projections of CCIs using a set of econometric models. Subsequently the CCI projections for the individual scenarios are averaged into a single central CCI projection according to the given scenario probabilities. The central CCI projection is then overlaid with an additional mean reversion assumption to gradually revert to the long-run average CCI value of zero in the outer years of the projection horizon. Finally, ECL is calculated using a Monte Carlo approach by averaging PD and LGD values arising from many CCI paths simulated around the central CCI projection. The rationale for the Wholesale approach is the long-standing observation that loss rates in Wholesale portfolios tend to follow regular cycles. This allows NatWest Group to enrich the range and depth of future economic conditions embedded in the final ECL beyond what would be obtained from using the discrete macro-economic scenarios alone. Business Banking, while part of the Wholesale segment for reporting purposes, utilises the Personal lending rather than the Wholesale lending methodology. UK economic uncertainty The high inflation environment and supply chain disruption are presenting significant headwinds for some businesses and sectors. These are a result of various factors and in many cases are compounding and look set to remain a feature of the economic environment into 2023. NatWest Group has considered where these are most likely to affect the customer base. Furthermore, the rising cost of borrowing during 2022 for both businesses and consumers presents an additional affordability challenge for many borrowers. The effects of these risks are not expected to be fully captured by forward-looking credit modelling, particularly given the unique high inflation environment, low unemployment base-case outlook. Any incremental ECL effects for these risks will be captured via post model adjustments and are detailed further in the Governance and post model adjustments section. NatWest Group | 2022 Annual Report on Form 20-F 185

Risk and capital management *continued*

Credit risk continued

Economic loss drivers (audited)

Model monitoring and enhancement

Throughout 2022, default rates in the UK Personal and Wholesale portfolios moderately increased but remained generally at, or somewhat below, pre-COVID-19 levels. This is based on a normalised view removing the effects of the new definition of default, introduced from 1 January 2022, in accordance with new prudential regulation. As in 2021, model recalibrations to adjust for overprediction have been deferred where applicable, based on the judgment that default rate actuals may still be supressed as a result of government support provided throughout COVID-19.

The suite of UK Personal PD models and some Personal LGD models were redeveloped in 2022 removing the need for a number of previously applied post model ECL adjustments to account for model weaknesses.

In Wholesale lending, new economic response models were introduced in 2022 for the UK corporate segments, that follow an improved modelling approach and put higher weight on stock price indices compared to previous models.

The economic response models for Personal and Wholesale do not include direct inflation drivers, due to low inflation seen throughout the data history available for modelling (typically starting in early 2000s with some variation across products).

The effect of inflation is deemed to be partially reflected through other drivers present in the models, especially in Wholesale lending, where new models with a higher weight on stock price indices were introduced for the most material portfolios.

As detailed in the Governance and post model adjustments section, ECL adjustments were applied where management judged inflation risk was not fully reflected through the models.

The use of direct inflation drivers in the economic response models will be reviewed considering additional credit outcome data in 2023.

Government guarantees

A number of support schemes were introduced in response to COVID-19 with the UK government guaranteeing part of the loan. The Bounce Back Loan Scheme is 100% guaranteed. For the Coronavirus Business Interruption Loan Scheme and the Coronavirus Large Business Interruption Loan Scheme the government guarantee is 80%. NatWest Group recognises lower LGDs for these lending products as a result, with 0% applied to the government-guaranteed part of the exposure. NatWest Group does not directly adjust the measurement of PD due to the government guarantee and continues to move exposures into Stage 2 and Stage 3 where a significant deterioration in credit risk or a default is identified.

Wholesale support schemes*

The table below shows the sector split for BBLS as well as associated debt split by stage. Associated debt refers to the non-BBLS lending to customers who also have BBLS lending.

	Gross carrying amount										
	BBL				Associated debt				ECL on associated debt		
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
31 December 2022	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Wholesale											
Property	1,029	197	51	1,277	908	217	61	1,186	10	15	27
Financial institutions	24	4	—	28	9	2	—	11	—	—	1
Sovereigns	5	1	1	7	2	—	—	2	—	—	—
Corporate	3,165	629	338	4,132	2,302	872	116	3,290	26	56	69
Of which:											
Agriculture	*221*	*74*	*4*	*299*	*819*	*297*	*22*	*1,138*	*6*	*14*	*11*
Airlines and aerospace	*3*	*1*	—	*4*	—	*1*	—	*1*	—	—	—
Automotive	*221*	*34*	*10*	*265*	*100*	*37*	*5*	*142*	*1*	*2*	*3*
Chemicals	*6*	*1*	—	*7*	*9*	*1*	—	*10*	—	—	—
Health	*165*	*23*	*4*	*192*	*271*	*92*	*9*	*372*	*2*	*4*	*4*
Industrials	*131*	*21*	*5*	*157*	*77*	*20*	*4*	*101*	*1*	*2*	*2*
Land transport & logistics	*122*	*25*	*8*	*155*	*51*	*16*	*4*	*71*	*1*	*2*	*3*
Leisure	*471*	*108*	*28*	*607*	*336*	*161*	*27*	*524*	*5*	*12*	*16*
Mining & metals	*5*	*1*	—	*6*	*5*	*1*	—	*6*	—	—	—
Oil and gas	*6*	*1*	—	*7*	*2*	*2*	—	*4*	—	—	—
Power utilities	*3*	*1*	—	*4*	*3*	*4*	—	*7*	—	—	—
Retail	*554*	*102*	*26*	*682*	*283*	*94*	*14*	*391*	*4*	*7*	*10*
Shipping	*2*	—	—	*2*	*1*	*3*	—	*4*	—	—	—
Water & waste	*15*	*2*	*1*	*18*	*10*	*3*	—	*13*	—	—	—
Total	4,223	831	390	5,444	3,221	1,091	177	4,489	36	71	97

186 **NatWest Group** | 2022 Annual Report on Form 20-F

Risk and capital management *continued*

Credit risk continued

Economic loss drivers (audited)

	Gross carrying amount										
	BBL				Associated debt				ECL on associated debt		
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
31 December 2021	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Wholesale											
Property	1,480	218	99	1,797	1,232	165	55	1,452	3	13	18
Financial institutions	33	5	1	39	9	20	3	32	—	1	—
Sovereigns	7	1	—	8	2	—	—	2	—	—	—
Corporate	4,593	703	334	5,630	2,481	1,087	84	3,652	10	66	34
Of which:											
Agriculture	*302*	*86*	*6*	*394*	*827*	*396*	*14*	*1,237*	*3*	*17*	*4*
Airlines and aerospace	*5*	*1*	*1*	*7*	*1*	*1*	—	*2*	—	—	—
Automotive	*309*	*43*	*21*	*373*	*119*	*39*	*2*	*160*	*1*	*2*	*1*
Chemicals	*10*	*1*	—	*11*	*6*	*1*	—	*7*	—	—	—
Health	*233*	*26*	*7*	*266*	*287*	*131*	*13*	*431*	*1*	*7*	*3*
Industrials	*181*	*23*	*8*	*212*	*79*	*25*	*2*	*106*	—	*2*	*1*
Land transport & logistics	*180*	*32*	*19*	*231*	*57*	*26*	*2*	*85*	—	*2*	*1*
Leisure	*706*	*122*	*55*	*883*	*367*	*208*	*25*	*600*	*1*	*15*	*9*
Mining & metals	*6*	*1*	*1*	*8*	*6*	*1*	—	*7*	—	—	—
Oil and gas	*8*	*2*	*1*	*11*	*3*	*1*	—	*4*	—	—	—
Power utilities	*4*	*1*	—	*5*	*4*	*4*	—	*8*	—	—	—
Retail	*800*	*109*	*47*	*956*	*310*	*127*	*8*	*445*	*2*	*7*	*4*
Shipping	*3*	—	—	*3*	*3*	*3*	—	*6*	—	—	—
Water & waste	*23*	*3*	*1*	*27*	*11*	*4*	—	*15*	—	—	—
Total	6,113	927	434	7,474	3,724	1,272	142	5,138	13	80	52

*Not within audit scope.

Measurement uncertainty and ECL sensitivity analysis (audited)

The recognition and measurement of ECL is complex and involves the use of significant judgment and estimation, particularly in times of economic volatility and uncertainty. This includes the formulation and incorporation of multiple forward-looking economic conditions into ECL to meet the measurement objective of IFRS 9. The ECL provision is sensitive to the model inputs and economic assumptions underlying the estimate.

The focus of the simulations is on ECL provisioning requirements on performing exposures in Stage 1 and Stage 2. The simulations are run on a stand-alone basis and are independent of each other; the potential ECL impacts reflect the simulated impact at 31 December 2022. Scenario impacts on SICR should be considered when evaluating the ECL movements of Stage 1 and Stage 2. In all scenarios the total exposure was the same but exposure by stage varied in each scenario.

Stage 3 provisions are not subject to the same level of measurement uncertainty – default is an observed event as at the balance sheet date. Stage 3 provisions therefore were not considered in this analysis.

The impact arising from the base case, upside, downside and extreme downside scenarios was simulated. These scenarios are used in the methodology for Personal multiple economic scenarios as described in the Economic loss drivers section. In the simulations, NatWest Group has assumed that the economic macro variables associated with these scenarios replace the existing base case economic assumptions, giving them a 100% probability weighting and therefore serving as a single economic scenario.

These scenarios were applied to all modelled portfolios in the analysis below, with the simulation impacting both PDs and LGDs. Post model adjustments included in the ECL estimates that were modelled were sensitised in line with the modelled ECL movements, but those that were judgmental in nature, primarily those for deferred model calibrations and economic uncertainty, were not (refer to the Governance and post model adjustments section). As expected, the scenarios create differing impacts on ECL by portfolio and the impacts are deemed reasonable. In this simulation, it is assumed that existing modelled relationships between key economic variables and loss drivers hold, but in practice other factors would also have an impact, for example, potential customer behaviour changes and policy changes by lenders that might impact on the wider availability of credit.

NatWest Group's core criterion to identify a SICR is founded on PD deterioration, as discussed above. Under the simulations, PDs change and result in exposures moving between Stage 1 and Stage 2 contributing to the ECL impact.

NatWest Group | 2022 Annual Report on Form 20-F 187

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 202 Financial statements Strategic report Governance Risk and capital management Additional information Financial review Credit risk continued Measurement uncertainty and ECL sensitivity analysis (audited) Moderate Moderate Extreme Base upside downside downside 2022 Actual scenario scenario scenario scenario Stage 1 modelled loans (£m) Retail Banking - mortgages 163,705 164,479 170,648 162,649 152,339 Retail Banking - unsecured 7,845 8,032 8,589 7,772 6,375 Wholesale - property 26,748 27,626 28,175 25,750 17,447 Wholesale - non-property 106,837 112,045 115,167 100,159 79,525 305,135 312,182 322,579 296,330 255,686 Stage 1 modelled ECL (£m) Retail Banking - mortgages 71 72 76 70 65 Retail Banking - unsecured 172 175 176 176 141 Wholesale - property 107 81 63 135 130 Wholesale - non-property 250 233 204 287 292 600 561 519 668 628 Stage 1 coverage (%) Retail Banking - mortgages 0.04% 0.04% 0.04% 0.04% 0.04% Retail Banking - unsecured 2.19% 2.18% 2.05% 2.26% 2.21% Wholesale - property 0.40% 0.29% 0.22% 0.52% 0.75% Wholesale - non-property 0.23% 0.21% 0.18% 0.29% 0.37% 0.20% 0.18% 0.16% 0.23% 0.25% Stage 2 modelled loans (£m) Retail Banking - mortgages 18,819 18,045 11,876 19,875 30,185 Retail Banking - unsecured 3,126 2,939 2,382 3,199 4,596 Wholesale - property 4,411 3,533 2,984 5,409 13,712 Wholesale - non-property 20,660 15,452 12,330 27,338 47,972 47,016 39,969 29,572 55,821 96,465 Stage 2 modelled ECL (£m) Retail Banking - mortgages 61 57 40 65 97 Retail Banking - unsecured 389 373 304 398 553 Wholesale - property 105 77 51 134 573 Wholesale - non-property 440 311 236 523 1,309 995 818 631 1,120 2,532 Stage 2 coverage (%) Retail Banking - mortgages 0.32% 0.32% 0.34% 0.33% 0.32% Retail Banking - unsecured 12.44% 12.69% 12.76% 12.44% 12.03% Wholesale - property 2.38% 2.18% 1.71% 2.48% 4.18% Wholesale - non-property 2.13% 2.01% 1.91% 1.91% 2.73% 2.12% 2.05% 2.13% 2.01% 2.62% Stage 1 and Stage 2 modelled loans (£m) Retail Banking - mortgages 182,524 182,524 182,524 182,524 182,524 Retail Banking - unsecured 10,971 10,971 10,971 10,971 10,971 Wholesale - property 31,159 31,159 31,159 31,159 31,159 Wholesale - non-property 127,497 127,497 127,497 127,497 127,497 352,151 352,151 352,151 352,151 352,151 Stage 1 and Stage 2 modelled ECL (£m) Retail Banking - Mortgages 132 129 116 135 162 Retail Banking - Unsecured 561 548 480 574 694 Wholesale - property 212 158 114 269 703 Wholesale - non-property 690 544 440 810 1,601 1,595 1,379 1,150 1,788 3,160 Stage 1 and Stage 2 coverage (%) Retail Banking - Mortgages 0.07% 0.07% 0.06% 0.07% 0.09% Retail Banking - Unsecured 5.11% 4.99% 4.38% 5.23% 6.33% Wholesale - property 0.68% 0.51% 0.37% 0.86% 2.26% Wholesale - non-property 0.54% 0.43% 0.35% 0.64% 1.26% 0.45% 0.39% 0.33% 0.51% 0.90% Reconciliation to Stage 1 and Stage 2 ECL (£m) ECL on modelled exposure 1,595 1,379 1,150 1,788 3,160 ECL on UBIDAC modelled exposures 39 39 39 39 39 ECL on non-modelled exposures 41 41 41 41 41 Total Stage 1 and Stage 2 ECL (£m) 1,675 1,459 1,230 1,868 3,240 Variance to actual total Stage 1 and Stage 2 ECL (£m) (216) (445) 193 1,565 188 NatWest Group | 2022 Annual Report on Form 20-F

Risk and capital management *continued*

Measurement uncertainty and ECL sensitivity analysis continued (audited)

2022	Actual	Base scenario	Moderate upside scenario	Moderate downside scenario	Extreme downside scenario
Reconciliation to Stage 1 and Stage 2 Flow Exposure (£m)					
Modelled loans	352,151	352,151	352,151	352,151	352,151
UBIDAC loans	4,171	4,171	4,171	4,171	4,171
Non-modelled loans	21,566	21,566	21,566	21,566	21,566
Other asset classes	178,133	178,133	178,133	178,133	178,133

(1) Variations in future undrawn exposure values across the scenarios are modelled, however the exposure position reported is that used to calculate modelled ECL as at 31 December 2022 and therefore does not include variation in future undrawn exposure values.
(2) Reflects ECL for all modelled exposure in scope for IFRS 9. The analysis excludes non-modelled portfolios and exposure relating to bonds and cash.
(3) Exposures related to Ulster Bank RoI continuing operations were not included in the simulations, the current Ulster Bank RoI ECL has been included across all scenarios to enable reconciliation to other disclosures.
(4) All simulations are run on a stand-alone basis and are independent of each other, with the potential ECL impact reflecting the simulated impact as at 31 December 2022. The simulations change the composition of Stage 1 and Stage 2 exposure but total exposure is unchanged under each scenario as the loan population is static.
(5) Refer to the Economic loss drivers section for details of economic scenarios.
(6) Refer to Exhibit 15.2 of the NatWest Group 2021 Annual Report on Form 20-F for 2021 comparatives.

NatWest Group | 2022 Annual Report on Form 20-F 189

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 204 Financial statements Strategic report Governance Risk and capital management Additional information Financial review Credit risk continued Measurement uncertainty and ECL adequacy (audited)  During 2022, overall modelled ECL increased reflecting portfolio growth alongside a deteriorating view on economic outlook. Judgmental ECL post model adjustments, although reduced in value terms since 31 December 2021, continued to reflect economic uncertainty with the expectation of increased defaults in 2023 and beyond, and represented 12% of total ECL (2021 – 26%).  If the economics were as negative as observed in the extreme downside, total Stage 1 and Stage 2 ECL was simulated to increase by £1.6 billion (approximately 93%). In this scenario, Stage 2 exposure increased significantly and was the key driver of the simulated ECL rise. The movement in Stage 2 balances in the other simulations was less significant.  In the Wholesale portfolio, there was a significant increase in ECL under both a moderate and extreme downside scenario. The Wholesale property ECL increase was driven by commercial real estate prices which show negative growth until 2024 and significant deterioration in the stock index. The non-property increase was mainly due to GDP contraction and significant deterioration in the stock index.  The changes in the economic outlook and scenarios used in the IFRS 9 MES framework at 31 December 2022 resulted in an increase in modelled ECL. Given that continued uncertainty remains due to the high inflation environment and supply chain disruption, NatWest Group utilised a framework of quantitative and qualitative measures to support the directional change and levels of ECL coverage, including economic data, credit performance insights and problem debt trends. This was particularly important for consideration of post model adjustments.  As the effects of the high inflation environment and supply chain disruption evolve during 2022 and into 2023 and government support schemes have to be serviced, there is a risk of credit deterioration. However, the income statement effect of this will be mitigated by the forward-looking provisions retained on the balance sheet at 31 December 2022.  There are a number of key factors that could drive further downside to impairments, through deteriorating economic and credit metrics and increased stage migration as credit risk increases for more customers. Such factors would include an adverse deterioration in GDP and unemployment in the economies in which NatWest Group operates. Movement in ECL provision* The table below shows the main ECL provision movements during the year. ECL provision £m At 1 January 2022 3,806 Transfers to disposal groups and reclassifications (338) Changes in economic forecast 341 Changes in risk metrics and exposure: Stage 1 and Stage 2 14 Changes in risk metrics and exposure: Stage 3 576 Judgmental changes: changes in post model adjustments for Stage 1, Stage 2 and Stage 3 (428) Write-offs and other (537) At 31 December 2022 3,434 At 1 January 2021 6,186 2021 movements (2,380) At 31 December 2021 3,806 *Not within audit scope. 190 NatWest Group | 2022 Annual Report on Form 20-F

Risk and capital management *continued*

Credit risk – Banking activities
Introduction

This section details the credit risk profile of NatWest Group's banking activities. Refer to Accounting policy 2.3 and Note 15 to the consolidated financial statements for policies and critical judgments relating to impairment loss determination.

Presentation of discontinued operations and assets and liabilities of disposal groups

Three legally binding agreements for the sale of UBIDAC business have been announced as part of the phased withdrawal from the Republic of Ireland. Material developments since the beginning of 2022 are set out below.

Agreement with Allied Irish Banks, p.l.c. (AIB) for the transfer of performing commercial loans.

Successful migration of six tranches of performing commercial loans to AIB was completed during 2022, with €2.1 billion of gross performing loans being fully migrated by year-end. It is expected that remaining migrations of commercial customers will be materially completed in phases over H1 2023. Colleagues who are wholly or mainly assigned to supporting this part of the business are in the process of getting transferred to AIB under Transfer of Undertakings, Protection of Employment (TUPE) arrangements, with more than half having completed their move by the end of 2022. Losses on disposal of €123 million have been recognised in 2022 in respect of the migrations completed to date.

Agreement with Permanent TSB Group Holdings p.l.c. (PTSB) for the sale of performing non-tracker mortgages, the performing loans in the micro-SME business, the UBIDAC Asset Finance business, including its Lombard digital platform, and 25 Ulster Bank branch locations in the Republic of Ireland.

c.€5 billion of performing non-tracker mortgages migrated to PTSB in November 2022, with the remaining balances expected to migrate during H1 2023. In January 2023, 25 branches transferred to PTSB. The remaining performing non-tracker mortgages, micro-SME loans, Lombard Asset Finance business and all remaining eligible colleagues who will move under TUPE regulations, are also expected to transfer in 2023.

Agreement with AIB for the sale of performing tracker and linked mortgages.

In January 2023 the Competition and Consumer Protection Commission (CCPC) granted approval on the portfolio sale of performing tracker and linked mortgages to AIB. Completion of this sale is expected to occur in Q2 2023.

The business activities relating to these sales that meet the requirements of IFRS 5 are presented as a discontinued operation and as a disposal group. Comparatives have been re-presented from those previously published to reclassify certain items as discontinued operations. Ulster Bank RoI continuing operations are now reported within Group central items & other. In 2022 we reclassified mortgage loans to fair value through profit or loss, which resulted in a €453 million reduction in mortgage financial assets in UBIDAC to 31 December 2022. This reclassification applies across both our continuing and discontinued operations.

Refer to Note 8 to the consolidated financial statements for further details.

Financial instruments within the scope of the IFRS 9 ECL framework (audited)

Refer to Note 10 to the consolidated financial statements for balance sheet analysis of financial assets that are classified as amortised cost or fair value through other comprehensive income (FVOCI), the starting point for IFRS 9 ECL framework assessment. The table below excludes loans in disposal group of £1.5 billion (2021 – £9.1 billion).

	31 December 2022			31 December 2021		
	Gross £bn	ECL £bn	Net £bn	Gross £bn	ECL £bn	Net £bn
Balance sheet total gross amortised cost and FVOCI	554.3			596.1		
In scope of IFRS 9 ECL framework	550.3			590.9		
% in scope	99%			99%		
Loans to customers - in scope - amortised cost	370.1	3.3	366.8	361.9	3.7	358.2
Loans to customers - in scope - FVOCI	0.1	—	0.1	0.3	—	0.3
Loans to banks - in scope - amortised cost	6.9	—	6.9	7.6	—	7.6
Total loans - in scope	377.1	3.3	373.8	369.8	3.7	366.1
Stage 1	325.2	0.6	324.6	330.8	0.3	330.5
Stage 2	46.8	0.9	45.9	34.0	1.4	32.6
Stage 3	5.1	1.8	3.3	5.0	2.0	3.0
Other financial assets - in scope - amortised cost	156.4	—	156.4	184.4	—	184.4
Other financial assets - in scope - FVOCI	16.8	—	16.8	36.7	—	36.7
Total other financial assets - in scope	173.2	—	173.2	221.1	—	221.1
Stage 1	172.4	—	172.4	220.8	—	220.8
Stage 2	0.8	—	0.8	0.3	—	0.3
Out of scope of IFRS 9 ECL framework	4.0	na	4.0	5.2	na	5.2
Loans to customers - out of scope - amortised cost	(0.4)	na	(0.4)	0.8	na	0.8
Loans to banks - out of scope - amortised cost	0.2	na	0.2	0.1	na	0.1
Other financial assets - out of scope - amortised cost	4.1	na	4.1	4.0	na	4.0
Other financial assets - out of scope - FVOCI	0.1	na	0.1	0.3	na	0.3

na = not applicable

NatWest Group | 2022 Annual Report on Form 20-F 191

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 206 Financial statements Strategic report Governance Risk and capital management Additional information Financial review Credit risk – Banking activities Financial instruments within the scope of the IFRS 9 ECL framework continued (audited) The assets outside the scope of IFRS 9 ECL framework were as follows:  Settlement balances, items in the course of collection, cash balances and other non-credit risk assets of £4.3 billion (2021 – £3.7 billion). These were assessed as having no ECL unless there was evidence that they were defaulted.  Equity shares of £0.4 billion (2021 – £0.3 billion) as not within the IFRS 9 ECL framework by definition.  Fair value adjustments on loans hedged by interest rate swaps, where the underlying loan was within the IFRS 9 ECL scope – £(0.6) billion (2021 – £0.8 billion).  NatWest Group originated securitisations, where ECL was captured on the underlying loans of £nil billion (2021 – £0.4 billion). Contingent liabilities and commitments In addition to contingent liabilities and commitments disclosed in Note 26 to the consolidated financial statements, reputationally-committed limits were also included in the scope of the IFRS 9 ECL framework. These were offset by £(0.1) billion (2021 – £0.8 billion) out of scope balances primarily related to facilities that, if drawn, would not be classified as amortised cost or FVOCI, or undrawn limits relating to financial assets exclusions. Total contingent liabilities (including financial guarantees) and commitments within IFRS 9 ECL scope of £137.2 billion (2021 – £127.9 billion) comprised Stage 1 £119.2 billion (2021 – £119.5 billion); Stage 2 £17.3 billion (2021 – £7.8 billion); and Stage 3 £0.7 billion (2021 – £0.6 billion). The ECL relating to off balance sheet exposures was £0.1 billion (2021 – £0.1 billion). The total ECL in the remainder of the Credit risk section of £3.4 billion (2021 – £3.8 billion) included ECL for both on and off balance sheet exposures for non-disposal groups. Risk and capital management continued NatWest Group Annual Report and Accounts 2022 206 Financial statements Strategic report Governance Risk and capital management Additional information Financial review Credit risk – Banking activities Financial instruments within the scope of the IFRS 9 ECL framework continued (audited) The assets outside the scope of IFRS 9 ECL framework were as follows:  Settlement balances, items in the course of collection, cash balances and other non-credit risk assets of £4.3 billion (2021 – £3.7 billion). These were assessed as having no ECL unless there was evidence that they were defaulted.  Equity shares of £0.4 billion (2021 – £0.3 billion) as not within the IFRS 9 ECL framework by definition.  Fair value adjustments on loans hedged by interest rate swaps, where the underlying loan was within the IFRS 9 ECL scope – £(0.6) billion (2021 – £0.8 billion).  NatWest Group originated securitisations, where ECL was captured on the underlying loans of £nil billion (2021 – £0.4 billion). Contingent liabilities and commitments In addition to contingent liabilities and commitments disclosed in Note 26 to the consolidated financial statements, reputationally-committed limits were also included in the scope of the IFRS 9 ECL framework. These were offset by £(0.1) billion (2021 – £0.8 billion) out of scope balances primarily related to facilities that, if drawn, would not be classified as amortised cost or FVOCI, or undrawn limits relating to financial assets exclusions. Total contingent liabilities (including financial guarantees) and commitments within IFRS 9 ECL scope of £137.2 billion (2021 – £127.9 billion) comprised Stage 1 £119.2 billion (2021 – £119.5 billion); Stage 2 £17.3 billion (2021 – £7.8 billion); and Stage 3 £0.7 billion (2021 – £0.6 billion). The ECL relating to off balance sheet exposures was £0.1 billion (2021 – £0.1 billion). The total ECL in the remainder of the Credit risk section of £3.4 billion (2021 – £3.8 billion) included ECL for both on and off balance sheet exposures for non-disposal groups. 192 NatWest Group | 2022 Annual Report on Form 20-F

Risk and capital management *continued*

Credit risk – Banking activities continued

Segment analysis – portfolio summary (audited)

The table below shows gross loans and ECL, by segment and stage, within the scope of the IFRS 9 ECL framework.

2022	Retail Banking £m	Private Banking £m	Commercial & Institutional £m	Central items & other £m	Total £m
Loans - amortised cost and FVOCI					
Stage 1	174,727	18,367	108,791	23,339	325,224
Stage 2	21,561	801	24,226	245	46,833
Stage 3	2,565	242	2,166	123	5,096
Of which: individual	*—*	*168*	*905*	*48*	*1,121*
Of which: collective	*2,565*	*74*	*1,261*	*75*	*3,975*
Subtotal excluding disposal group loans	*198,853*	*19,410*	*135,183*	*23,707*	*377,153*
Disposal group loans				*1,502*	*1,502*
Total				25,209	378,655
ECL provisions (1)					
Stage 1	251	21	342	18	632
Stage 2	450	14	534	45	1,043
Stage 3	917	26	747	69	1,759
Of which: individual	*—*	*26*	*251*	*10*	*287*
Of which: collective	*917*	*—*	*496*	*59*	*1,472*
Subtotal excluding ECL provisions on disposal group loans	*1,618*	*61*	*1,623*	*132*	*3,434*
ECL on disposal group loans				*53*	*53*
Total				185	3,487
ECL provisions coverage (2)					
Stage 1 (%)	0.14	0.11	0.31	0.08	0.19
Stage 2 (%)	2.09	1.75	2.20	18.37	2.23
Stage 3 (%)	35.75	10.74	34.49	56.10	34.52
ECL provisions coverage excluding disposal group loans	*0.81*	*0.31*	*1.20*	*0.56*	*0.91*
ECL provisions coverage on disposal group loans				*3.53*	*3.53*
Total				0.73	0.92
Impairment (releases)/losses					
ECL (release)/charge (3)	229	(2)	122	(12)	337
Stage 1	(146)	2	(135)	(11)	(290)
Stage 2	268	(7)	108	24	393
Stage 3	107	3	149	(25)	234
Of which: individual	*—*	*3*	*57*	*(6)*	*54*
Of which: collective	*107*	*—*	*92*	*(19)*	*180*
Continuing operations	*229*	*(2)*	*122*	*(12)*	*337*
Discontinued operations				*(71)*	*(71)*
Total				(83)	266
Amounts written-off	216	15	224	27	482
Of which: individual	*—*	*15*	*153*	*—*	*168*
Of which: collective	*216*	*—*	*71*	*27*	*314*

For the notes to this table refer to the following page.

NatWest Group | 2022 Annual Report on Form 20-F 193

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 208 Financial statements Strategic report Governance Risk and capital management Additional information Financial review Credit risk – Banking activities continued Segment analysis – portfolio summary (audited) Retail Private Commercial & Central items Banking Banking Institutional & other Total 2021 £m £m £m £m £m Loans - amortised cost and FVOCI Stage 1 168,013 17,600 107,368 37,843 330,824 Stage 2 13,594 967 18,477 943 33,981 Stage 3 1,884 270 2,081 787 5,022 Of which: individual — 270 884 61 1,215 Of which: collective 1,884 — 1,197 726 3,807 Subtotal excluding disposal group loans 183,491 18,837 127,926 39,573 369,827 Disposal group loans 9,084 9,084 Total 48,657 378,911 ECL provisions (1) Stage 1 134 12 129 27 302 Stage 2 590 29 784 75 1,478 Stage 3 850 37 751 388 2,026 Of which: individual — 37 313 13 363 Of which: collective 850 — 438 375 1,663 Subtotal excluding ECL provisions on disposal group loans 1,574 78 1,664 490 3,806 ECL provisions on disposal group loans 109 109 Total 599 3,915 ECL provisions coverage (2) Stage 1 (%) 0.08 0.07 0.12 0.07 0.09 Stage 2 (%) 4.34 3.00 4.24 7.95 4.35 Stage 3 (%) 45.12 13.70 36.09 49.30 40.34 ECL provisions coverage excluding disposal group loans 0.86 0.41 1.30 1.24 1.03 ECL provisions coverage on disposal group loans 1.20 1.20 Total 1.23 1.03 Impairment (releases)/losses ECL (release)/charge (3,4) (36) (54) (1,160) 77 (1,173) Stage 1 (387) (45) (872) (13) (1,317) Stage 2 157 (15) (299) (7) (164) Stage 3 194 6 11 97 308 Of which: individual — 6 16 (2) 20 Of which: collective 194 — (5) 99 288 Continuing operations (36) (54) (1,160) 77 (1,173) Discontinued operations (162) (162) Total (85) (1,335) Amounts written-off 220 6 562 88 876 Of which: individual — 6 449 — 455 Of which: collective 220 — 113 88 421 (1) Includes loans to customers and banks. (2) Includes £3 million (2021 – £5 million) related to assets classified as FVOCI and £0.1 billion (2021 – £0.1 billion) related to off-balance sheet exposures. (3) ECL provisions coverage is calculated as ECL provisions divided by loans – amortised cost and FVOCI. It is calculated on third party loans and total ECL provisions. (4) Includes a £3 million charge (2021 – £3 million release) related to other financial assets, of which nil (2021 – £2 million release) related to assets classified as FVOCI; and £5 million release (2021 – £34 million release) related to contingent liabilities. (5) The table shows gross loans only and excludes amounts that were outside the scope of the ECL framework. Refer to the Financial instruments within the scope of the IFRS 9 ECL framework section for further details. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £143.3 billion (2021 – £176.3 billion) and debt securities of £29.9 billion (2021 – £44.9 billion).  Stage 1 and Stage 2 modelled ECL increased due to deterioration in forward-looking economics, although the Stage 2 growth was more than offset by reductions in post model adjustments.  Stage 2 loans increased during 2022 in line with portfolio growth alongside deterioration in forward-looking economics as a result of the high inflation environment and supply chain disruption growing throughout the second half of the year.  Stage 3 loans increased, as write-offs and repayments were more than offset by the effect of the new regulatory definition of default, which in isolation led to an increase of approximately £0.7 billion in Stage 3 balances, mostly in mortgages.  Underlying flows into default remained subdued during 2022. However, it is expected that defaults will increase in 2023 as growing inflationary pressures on businesses, consumers and the broader economy continue to evolve.  There was a significant reduction in loans, ECL, and coverage in Central items & other due to the phased withdrawal of Ulster Bank RoI. 194 NatWest Group | 2022 Annual Report on Form 20-F

Risk and capital management *continued*

Credit risk – Banking activities continued

Segment analysis – portfolio summary (audited)

The table below shows Ulster Bank RoI disposal groups for Personal and Wholesale, by stage, for gross loans, off-balance sheet exposures and ECL. The tables in the rest of the Credit risk section are shown on a continuing basis and therefore exclude these exposures.

	Loans - amortised cost and FVOCI				Off-balance sheet		ECL provisions			
	Stage 1	Stage 2	Stage 3	Total	Loan commitments	Contingent liabilities	Stage 1	Stage 2	Stage 3	Total
2022	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal	—	—	—	—	—	—	—	—	—	—
Wholesale	1,269	193	40	1,502	413	19	17	19	17	53
Total	1,269	193	40	1,502	413	19	17	19	17	53
2021										
Personal	5,547	210	34	5,791	—	—	4	6	7	17
Wholesale	2,647	639	7	3,293	1,665	115	10	78	4	92
Total	8,194	849	41	9,084	1,665	115	14	84	11	109

(1) Ulster Bank mortgages moves to fair value in 2023 and are no longer subject to ECL assessment. Due to fair value treatment this portfolio is no longer included in the 2022 figures of credit risk tables for either disposal or non-disposal groups.

NatWest Group | 2022 Annual Report on Form 20-F 195

Risk and capital management *continued*

Credit risk – Banking activities continued

Segmental loans and impairment metrics (audited)

The table below shows gross loans and ECL provisions, by days past due, by segment and stage, within the scope of the ECL framework.

	Gross loans							ECL provisions (2)						
		Stage 2 (1)							Stage 2 (1)					
	Stage 1	Not past due	1-30 DPD	>30 DPD	Total	Stage 3	Total	Stage 1	Not past due	1-30 DPD	>30 DPD	Total	Stage 3	Total
2022	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Retail Banking	174,727	20,653	605	303	21,561	2,565	198,853	251	406	14	30	450	917	1,618
Private Banking	18,367	730	39	32	801	242	19,410	21	14	—	—	14	26	61
Personal	*15,182*	*122*	*35*	*16*	*173*	*207*	*15,562*	*5*	*1*	—	—	*1*	*17*	*23*
Wholesale	*3,185*	*608*	*4*	*16*	*628*	*35*	*3,848*	*16*	*13*	—	—	*13*	*9*	*38*
Commercial & Institutional	108,791	22,520	956	750	24,226	2,166	135,183	342	491	26	17	534	747	1,623
Personal	*2,475*	*17*	*17*	*7*	*41*	*46*	*2,562*	*3*	*1*	—	—	*1*	*12*	*16*
Wholesale	*106,316*	*22,503*	*939*	*743*	*24,185*	*2,120*	*132,621*	*339*	*490*	*26*	*17*	*533*	*735*	*1,607*
Central items & other	23,339	234	4	7	245	123	23,707	18	42	1	2	45	69	132
Personal	*54*	*70*	*3*	*6*	*79*	*13*	*146*	*1*	*11*	*1*	*2*	*14*	*11*	*26*
Wholesale	*23,285*	*164*	*1*	*1*	*166*	*110*	*23,561*	*17*	*31*	—	—	*31*	*58*	*106*
Total loans	325,224	44,137	1,604	1,092	46,833	5,096	377,153	632	953	41	49	1,043	1,759	3,434
Of which:														
Personal	*192,438*	*20,862*	*660*	*332*	*21,854*	*2,831*	*217,123*	*260*	*419*	*15*	*32*	*466*	*957*	*1,683*
Wholesale	*132,786*	*23,275*	*944*	*760*	*24,979*	*2,265*	*160,030*	*372*	*534*	*26*	*17*	*577*	*802*	*1,751*
2021														
Retail Banking	168,013	12,275	863	456	13,594	1,884	183,491	134	516	38	36	590	850	1,574
Private Banking	17,600	902	27	38	967	270	18,837	12	29	—	—	29	37	78
Personal	*14,350*	*137*	*24*	*11*	*172*	*232*	*14,754*	*6*	*2*	—	—	*2*	*18*	*26*
Wholesale	*3,250*	*765*	*3*	*27*	*795*	*38*	*4,083*	*6*	*27*	—	—	*27*	*19*	*52*
Commercial & Institutional	107,368	17,352	455	670	18,477	2,081	127,926	129	750	23	11	784	751	1,664
Personal	*2,647*	*21*	*17*	*11*	*49*	*57*	*2,753*	*2*	*1*	—	—	*1*	*10*	*13*
Wholesale	*104,721*	*17,331*	*438*	*659*	*18,428*	*2,024*	*125,173*	*127*	*749*	*23*	*11*	*783*	*741*	*1,651*
Central items & other	37,843	837	58	48	943	787	39,573	27	69	3	3	75	388	490
Personal	*5,165*	*510*	*52*	*46*	*608*	*609*	*6,382*	*7*	*15*	*3*	*3*	*21*	*301*	*329*
Wholesale	*32,678*	*327*	*6*	*2*	*335*	*178*	*33,191*	*20*	*54*	—	—	*54*	*87*	*161*
Total loans	330,824	31,366	1,403	1,212	33,981	5,022	369,827	302	1,364	64	50	1,478	2,026	3,806
Of which:														
Personal	*190,175*	*12,943*	*956*	*524*	*14,423*	*2,782*	*207,380*	*149*	*534*	*41*	*39*	*614*	*1,179*	*1,942*
Wholesale	*140,649*	*18,423*	*447*	*688*	*19,558*	*2,240*	*162,447*	*153*	*830*	*23*	*11*	*864*	*847*	*1,864*

For the notes to this table refer to the following page.

196 **NatWest Group** | 2022 Annual Report on Form 20-F

Risk and capital management *continued*

Credit risk – Banking activities continued

Segmental loans and impairment metrics (audited)

The table below shows ECL and ECL provisions coverage, by days past due, by segment and stage, within the scope of the ECL framework.

	ECL provisions coverage							ECL	
		Stage 2 (1,2)							
2022	Stage 1 %	Not past due %	1-30 DPD %	>30 DPD %	Total %	Stage 3 %	Total %	Total (release) / charge (3) £m	Amounts written-off £m
Retail Banking	0.14	1.97	2.31	9.90	2.09	35.75	0.81	229	216
Private Banking	0.11	1.92	—	—	1.75	10.74	0.31	(2)	15
Personal	*0.03*	*0.82*	—	—	*0.58*	*8.21*	*0.15*	*(3)*	*2*
Wholesale	*0.50*	*2.14*	—	—	*2.07*	*25.71*	*0.99*	*1*	*13*
Commercial & Institutional	0.31	2.18	2.72	2.27	2.20	34.49	1.20	122	224
Personal	*0.12*	*5.88*	—	—	*2.44*	*26.09*	*0.62*	*4*	*2*
Wholesale	*0.32*	*2.18*	*2.77*	*2.29*	*2.20*	*34.67*	*1.21*	*118*	*222*
Central items & other	0.08	17.95	25.00	28.57	18.37	56.10	0.56	(12)	27
Personal	*1.85*	*15.71*	*33.33*	*33.33*	*17.72*	*84.62*	*17.81*	*11*	*1*
Wholesale	*0.07*	*18.90*	—	—	*18.67*	*52.73*	*0.45*	*(23)*	*26*
Total loans	0.19	2.16	2.56	4.49	2.23	34.52	0.91	337	482
Of which:									
Personal	*0.14*	*2.01*	*2.27*	*9.64*	*2.13*	*33.80*	*0.78*	*241*	*221*
Wholesale	*0.28*	*2.29*	*2.75*	*2.24*	*2.31*	*35.41*	*1.09*	*96*	*261*

2021									
Retail Banking	0.08	4.20	4.40	7.89	4.34	45.12	0.86	(36)	220
Private Banking	0.07	3.22	—	—	3.00	13.70	0.41	(54)	6
Personal	*0.04*	*1.46*	—	—	*1.16*	*7.76*	*0.18*	*1*	*3*
Wholesale	*0.18*	*3.53*	—	—	*3.40*	*50.00*	*1.27*	*(55)*	*3*
Commercial & Institutional	0.12	4.32	5.05	1.64	4.24	36.09	1.30	(1,160)	562
Personal	*0.08*	*4.76*	—	—	*2.04*	*17.54*	*0.47*	—	*1*
Wholesale	*0.12*	*4.32*	*5.25*	*1.67*	*4.25*	*36.61*	*1.32*	*(1,160)*	*561*
Central items & other	0.07	8.24	5.17	6.25	7.95	49.30	1.24	77	88
Personal	0.14	2.94	5.77	6.52	3.45	49.43	5.16	97	76
Wholesale	0.06	16.51	—	—	16.12	48.88	0.49	(20)	12
Total loans	0.09	4.35	4.56	4.13	4.35	40.34	1.03	(1,173)	876
Of which:									
Personal	*0.08*	*4.13*	*4.29*	*7.44*	*4.26*	*42.38*	*0.94*	*62*	*300*
Wholesale	*0.11*	*4.51*	*5.15*	*1.60*	*4.42*	*37.81*	*1.15*	*(1,235)*	*576*

2019							
Retail Banking	0.08	3.15	4.35	7.79	3.44	43.27	0.88
Private Banking	0.05	1.26	0.00	2.17	1.19	14.01	0.27
Personal	*0.03*	*1.11*	*0.00*	*2.44*	*1.07*	*11.98*	*0.24*
Wholesale	*0.12*	*1.34*	*0.00*	*0.00*	*1.31*	*40.00*	*0.38*
Commercial & Institutional	0.15	1.79	4.35	2.60	1.86	47.84	1.23
Personal	*0.04*	*3.70*	*0.00*	*0.00*	*2.00*	*18.46*	*0.48*
Wholesale	*0.15*	*1.78*	*4.63*	*2.66*	*1.86*	*48.64*	*1.25*
Central items & other	0.11	2.77	5.77	6.02	3.22	34.02	2.27
Personal	*0.11*	*2.12*	*6.25*	*5.71*	*2.79*	*31.49*	*4.57*
Wholesale	*0.12*	*4.09*	*0.00*	*7.14*	*4.20*	*63.75*	*0.71*
Total loans	0.11	2.47	4.27	5.99	2.70	41.19	1.13
Of which:							
Personal	*0.08*	*3.04*	*4.23*	*7.15*	*3.35*	*35.90*	*1.10*
Wholesale	*0.14*	*1.86*	*4.44*	*3.04*	*1.94*	*49.53*	*1.16*

(1) 30 DPD – 30 days past due, the mandatory 30 days past due backstop as prescribed by IFRS 9 for a SICR.
(2) ECL provisions on contingent liabilities and commitments are included within the Financial assets section so as not to distort ECL coverage ratios.

NatWest Group | 2022 Annual Report on Form 20-F 197

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 212 Financial statements Strategic report Governance Risk and capital management Additional information Financial review Credit risk – Banking activities continued Segmental loans and impairment metrics (audited)  Retail Banking – Balance sheet growth during 2022 was primarily within mortgages with new lending a result of strong housing demand and re-mortgage activity and increased buy-to-let lending. Unsecured lending balances also increased as consumer demand and spending recovered following the easing of COVID-19 restrictions and with selective relaxation of lending criteria. Total ECL coverage reduced slightly during 2022, reflective of low unemployment and stable portfolio performance, while maintaining sufficient ECL coverage for key portfolios above 2019 levels, given increased inflationary and economic pressures. Increasing Stage 2 size and portfolio coverage in the second half of the year reflected the deterioration in economic outlook, with portfolio performance remaining broadly stable. Stage 3 ECL increased overall, mainly because of the IFRS 9 alignment to the new regulatory default definition, implemented on 1 January 2022. The implementation of new mortgage IFRS 9 models resulted in lower Stage 3 ECL coverage due to reduced loss estimates for cases where the customer was not subject to repossession activity and was the primary reason for the change in overall retail Stage 3 coverage during 2022.  Commercial & Institutional – There was growth in Commercial & Institutional, particularly as a result of increased exposure to financial institutions, notably leveraged funds, and larger corporate customers, primarily within information technology, telecommunications and power utilities. There were also continued repayments of COVID-19 government lending schemes, and strategic reductions in certain sectors. Sector appetite continues to be reviewed regularly, with particular focus on sector clusters and sub-sectors that are vulnerable to inflationary pressures or deemed to represent a heightened risk. Stage 1 and Stage 2 ECL increased due to deterioration in forward-looking economics, although the Stage 2 growth was more than offset by reductions in post model adjustments. Coverage decreased with the reduction in COVID-19 post model adjustments, but coverage on Stage 1 and Stage 2 was significantly above 2019 levels, reflecting current inflationary and economic pressures.  Other – Balance sheet reduction in 2022 compared to 2021 was mainly due to a reduction in central items held in the course of treasury related management activities, and a decrease due to the phased withdrawal of Ulster Bank RoI. 198 NatWest Group | 2022 Annual Report on Form 20-F

Risk and capital management *continued*

Credit risk – Banking activities continued

Sector analysis – portfolio summary (audited)

The table below shows financial assets and off-balance sheet exposures gross of ECL and related ECL provisions, impairment and past due by sector, asset quality and geographical region.

	Personal				Wholesale					
2022	Mortgages (1) £m	Credit cards £m	Other personal £m	Total £m	Property £m	Corporate £m	FI £m	Sovereign £m	Total £m	Total £m
Loans by geography	202,957	4,460	9,706	217,123	32,574	73,677	48,138	5,641	160,030	377,153
- UK	*202,957*	*4,420*	*9,602*	*216,979*	*31,452*	*62,318*	*32,480*	*4,285*	*130,535*	*347,514*
- RoI	—	*40*	*104*	*144*	*34*	*1,102*	*74*	—	*1,210*	*1,354*
- Other Europe	—	—	—	—	*623*	*4,670*	*6,967*	*475*	*12,735*	*12,735*
- RoW	—	—	—	—	*465*	*5,587*	*8,617*	*881*	*15,550*	*15,550*
Loans by stage	202,957	4,460	9,706	217,123	32,574	73,677	48,138	5,641	160,030	377,153
- Stage 1	*182,245*	*3,275*	*6,918*	*192,438*	*27,542*	*53,048*	*46,738*	*5,458*	*132,786*	*325,224*
- Stage 2	*18,787*	*1,076*	*1,991*	*21,854*	*4,316*	*19,153*	*1,353*	*157*	*24,979*	*46,833*
- Stage 3	*1,925*	*109*	*797*	*2,831*	*716*	*1,476*	*47*	*26*	*2,265*	*5,096*
- Of which: individual	*172*	—	*13*	*185*	*314*	*564*	*33*	*25*	*936*	*1,121*
- Of which: collective	*1,753*	*109*	*784*	*2,646*	*402*	*912*	*14*	*1*	*1,329*	*3,975*
Loans - past due analysis (3,4)	202,957	4,460	9,706	217,123	32,574	73,677	48,138	5,641	160,030	377,153
- Not past due	*200,634*	*4,335*	*8,825*	*213,794*	*31,366*	*70,034*	*47,824*	*5,633*	*154,857*	*368,651*
- Past due 1-30 days	*916*	*33*	*86*	*1,035*	*608*	*2,490*	*278*	*1*	*3,377*	*4,412*
- Past due 31-90 days	*510*	*29*	*104*	*643*	*302*	*551*	*5*	*7*	*865*	*1,508*
- Past due 91-180 days	*380*	*24*	*79*	*483*	*49*	*34*	*24*	—	*107*	*590*
- Past due >180 days	*517*	*39*	*612*	*1,168*	*249*	*568*	*7*	—	*824*	*1,992*
Loans - Stage 2	18,787	1,076	1,991	21,854	4,316	19,153	1,353	157	24,979	46,833
- Not past due	*17,951*	*1,039*	*1,872*	*20,862*	*3,866*	*17,915*	*1,344*	*150*	*23,275*	*44,137*
- Past due 1-30 days	*588*	*19*	*53*	*660*	*185*	*754*	*5*	—	*944*	*1,604*
- Past due 31-90 days	*248*	*18*	*66*	*332*	*265*	*484*	*4*	*7*	*760*	*1,092*
Weighted average life*										
- ECL measurement (years)	8	2	6	5	4	6	3	1	5	5
Weighted average 12 months PDs*										
- IFRS 9 (%)	0.50	2.62	4.78	0.71	1.88	2.11	0.23	0.19	1.41	1.01
- Basel (%)	0.65	2.97	3.11	0.79	1.03	1.44	0.16	0.19	0.92	0.85
ECL provisions by geography	376	257	1,050	1,683	441	1,228	63	19	1,751	3,434
- UK	*376*	*254*	*1,027*	*1,657*	*404*	*985*	*42*	*14*	*1,445*	*3,102*
- RoI	—	*3*	*23*	*26*	*13*	*66*	*1*	—	*80*	*106*
- Other Europe	—	—	—	—	*16*	*72*	*7*	*1*	*96*	*96*
- RoW	—	—	—	—	*8*	*105*	*13*	*4*	*130*	*130*
ECL provisions by stage	376	257	1,050	1,683	441	1,228	63	19	1,751	3,434
- Stage 1	*81*	*62*	*117*	*260*	*107*	*218*	*32*	*15*	*372*	*632*
- Stage 2	*62*	*122*	*282*	*466*	*105*	*457*	*14*	*1*	*577*	*1,043*
- Stage 3	*233*	*73*	*651*	*957*	*229*	*553*	*17*	*3*	*802*	*1,759*
- Of which: individual	*18*	—	*10*	*28*	*80*	*163*	*13*	*3*	*259*	*287*
- Of which: collective	*215*	*73*	*641*	*929*	*149*	*390*	*4*	—	*543*	*1,472*
ECL provisions coverage (%)	0.19	5.76	10.82	0.78	1.35	1.67	0.13	0.34	1.09	0.91
- Stage 1 (%)	*0.04*	*1.89*	*1.69*	*0.14*	*0.39*	*0.41*	*0.07*	*0.27*	*0.28*	*0.19*
- Stage 2 (%)	*0.33*	*11.34*	*14.16*	*2.13*	*2.43*	*2.39*	*1.03*	*0.64*	*2.31*	*2.23*
- Stage 3 (%)	*12.10*	*66.97*	*81.68*	*33.80*	*31.98*	*37.47*	*36.17*	*11.54*	*35.41*	*34.52*
ECL (release)/charge	(74)	56	259	241	126	(47)	19	(2)	96	337
- UK	*(74)*	*57*	*247*	*230*	*118*	*(67)*	*14*	*(3)*	*62*	*292*
- RoI	—	*(1)*	*12*	*11*	*1*	*(26)*	*(2)*	—	*(27)*	*(16)*
- Other Europe	—	—	—	—	*4*	—	*1*	—	*5*	*5*
- RoW	—	—	—	—	*3*	*46*	*6*	*1*	*56*	*56*
Amounts written-off	31	67	123	221	33	188	40	—	261	482

*Not within audit scope.

For the notes to this table refer to page 202.

NatWest Group | 2022 Annual Report on Form 20-F 199

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 214 Financial statements Strategic report Governance Risk and capital management Additional information Financial review Credit risk – Banking activities continued Sector analysis – portfolio summary (audited) Personal Wholesale Credit Other Mortgages (1) cards personal Total PropertyCorporate FI Sovereign Total Total 2022 £m £m £m £m £m £m £m £m £m £m Loans by residual maturity 202,957 4,460 9,706 217,123 32,574 73,677 48,138 5,641 160,030 377,153 - <1 year 3,347 2,655 3,368 9,370 6,740 24,297 36,192 2,958 70,187 79,557 - 1-5 year 10,968 1,805 5,387 18,160 17,523 32,127 10,380 1,819 61,849 80,009 - > 5 years 188,642 — 951 189,593 8,311 17,253 1,566 864 27,994 217,587 Other financial assets by asset quality (2) — — — — 49 25 14,704 158,416 173,194 173,194 - AQ1-AQ4 — — — — — 11 14,156 158,416 172,583 172,583 - AQ5-AQ8 — — — — 49 14 548 — 611 611 Off-balance sheet 18,782 15,848 8,547 43,177 15,793 57,791 19,555 710 93,849 137,026 - Loan commitments 18,782 15,848 8,496 43,126 15,302 54,651 18,223 710 88,886 132,012 - Financial guarantees — — 51 51 491 3,140 1,332 — 4,963 5,014 Off-balance sheet by asset quality (2) 18,782 15,848 8,547 43,177 15,793 57,791 19,555 710 93,849 137,026 - AQ1-AQ4 17,676 436 7,353 25,465 12,477 35,960 17,899 606 66,942 92,407 - AQ5-AQ8 1,089 15,048 1,170 17,307 3,282 21,496 1,655 84 26,517 43,824 - AQ9 2 74 4 80 5 24 — — 29 109 - AQ10 15 290 20 325 29 311 1 20 361 686 200 NatWest Group | 2022 Annual Report on Form 20-F For the notes to this table refer to page 202.

Risk and capital management *continued*

Credit risk – Banking activities continued

Sector analysis – portfolio summary (audited)

	Personal				Wholesale					
2021	Mortgages (1) £m	Credit cards £m	Other personal £m	Total £m	Property £m	Corporate £m	FI £m	Sovereign £m	Total £m	Total £m
Loans by geography	194,011	3,947	9,422	207,380	32,522	70,851	53,041	6,033	162,447	369,827
- UK	*187,847*	*3,877*	*9,253*	*200,977*	*31,574*	*62,952*	*39,086*	*4,542*	*138,154*	*339,131*
- RoI	*6,164*	*70*	*147*	*6,381*	*130*	*1,222*	*116*	*4*	*1,472*	*7,853*
- Other Europe	—	—	—	—	*439*	*3,831*	*5,066*	*840*	*10,176*	*10,176*
- RoW	—	—	*22*	*22*	*379*	*2,846*	*8,773*	*647*	*12,645*	*12,667*
Loans by stage	194,011	3,947	9,422	207,380	32,522	70,851	53,041	6,033	162,447	369,827
- Stage 1	*180,418*	*2,924*	*6,833*	*190,175*	*28,679*	*53,803*	*52,263*	*5,904*	*140,649*	*330,824*
- Stage 2	*11,543*	*933*	*1,947*	*14,423*	*3,101*	*15,604*	*732*	*121*	*19,558*	*33,981*
- Stage 3	*2,050*	*90*	*642*	*2,782*	*742*	*1,444*	*46*	*8*	*2,240*	*5,022*
- of which: individual	*269*	—	*19*	*288*	*329*	*583*	*7*	*8*	*927*	*1,215*
- of which: collective	*1,781*	*90*	*623*	*2,494*	*413*	*861*	*39*	—	*1,313*	*3,807*
Loans - past due analysis (3,4)	194,011	3,947	9,422	207,380	32,522	70,851	53,041	6,033	162,447	369,827
- Not past due	*190,834*	*3,834*	*8,619*	*203,287*	*31,391*	*68,630*	*52,285*	*6,030*	*158,336*	*361,623*
- Past due 1-30 days	*1,217*	*28*	*124*	*1,369*	*521*	*1,081*	*732*	*2*	*2,336*	*3,705*
- Past due 31-90 days	*592*	*25*	*73*	*690*	*256*	*448*	*19*	*1*	*724*	*1,414*
- Past due 91-180 days	*367*	*22*	*61*	*450*	*91*	*215*	*1*	—	*307*	*757*
- Past due >180 days	*1,001*	*38*	*545*	*1,584*	*263*	*477*	*4*	—	*744*	*2,328*
Loans - Stage 2	11,543	933	1,947	14,423	3,101	15,604	732	121	19,558	33,981
- Not past due	*10,259*	*899*	*1,785*	*12,943*	*2,725*	*14,870*	*708*	*120*	*18,423*	*31,366*
- Past due 1-30 days	*843*	*16*	*97*	*956*	*125*	*318*	*4*	—	*447*	*1,403*
- Past due 31-90 days	*441*	*18*	*65*	*524*	*251*	*416*	*20*	*1*	*688*	*1,212*
Weighted average life*										
- ECL measurement (years)	8	2	5	5	5	6	3	1	6	6
Weighted average 12 months PDs*										
- IFRS 9 (%)	0.16	4.84	2.73	0.36	0.76	1.85	0.14	0.14	1.00	0.65
- Basel (%)	0.76	3.31	3.22	0.91	1.20	1.74	0.14	0.16	1.04	0.97
ECL provisions by geography	768	260	914	1,942	374	1,411	57	22	1,864	3,806
- UK	*449*	*258*	*904*	*1,611*	*331*	*1,124*	*47*	*18*	*1,520*	*3,131*
- RoI	*319*	*2*	*10*	*331*	*19*	*107*	*3*	*1*	*130*	*461*
- Other Europe	—	—	—	—	*20*	*77*	*4*	*1*	*102*	*102*
- RoW	—	—	—	—	*4*	*103*	*3*	*2*	*112*	*112*
ECL provisions by stage	768	260	914	1,942	374	1,411	57	22	1,864	3,806
- Stage 1	*32*	*59*	*58*	*149*	*24*	*96*	*14*	*19*	*153*	*302*
- Stage 2	*174*	*141*	*299*	*614*	*111*	*713*	*39*	*1*	*864*	*1,478*
- Stage 3	*562*	*60*	*557*	*1,179*	*239*	*602*	*4*	*2*	*847*	*2,026*
- of which: individual	*19*	—	*12*	*31*	*69*	*261*	—	*2*	*332*	*363*
- of which: collective	*543*	*60*	*545*	*1,148*	*170*	*341*	*4*	—	*515*	*1,663*
ECL provisions coverage (%)	0.40	6.59	9.70	0.94	1.15	1.99	0.11	0.36	1.15	1.03
- Stage 1 (%)	*0.02*	*2.02*	*0.85*	*0.08*	*0.08*	*0.18*	*0.03*	*0.32*	*0.11*	*0.09*
- Stage 2 (%)	*1.51*	*15.11*	*15.36*	*4.26*	*3.58*	*4.57*	*5.33*	*0.83*	*4.42*	*4.35*
- Stage 3 (%)	*27.41*	*66.67*	*86.76*	*42.38*	*32.21*	*41.69*	*8.70*	*25.00*	*37.81*	*40.34*
ECL (release)/charge (5)	46	(14)	30	62	(477)	(723)	(38)	3	(1,235)	(1,173)
- UK	*(52)*	*(14)*	*31*	*(35)*	*(457)*	*(647)*	*(12)*	*3*	*(1,113)*	*(1,148)*
- RoI	*98*	—	*(1)*	*97*	*(5)*	*(23)*	*2*	—	*(26)*	*71*
- Other Europe	—	—	—	—	*(7)*	*(7)*	*(21)*	—	*(35)*	*(35)*
- RoW	—	—	—	—	*(8)*	*(46)*	*(7)*	—	*(61)*	*(61)*
Amounts written-off	85	74	141	300	271	271	34	—	576	876

*Not within audit scope.

For the notes to this table refer to the following page.

NatWest Group | 2022 Annual Report on Form 20-F 201

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 216 Financial statements Strategic report Governance Risk and capital management Additional information Financial review Credit risk – Banking activities continued Sector analysis – portfolio summary (audited) Personal Wholesale Credit Other Mortgages cards personal Total Property Corporate FI Sovereign Total Total 2021 £m £m £m £m £m £m £m £m £m £m Loans by residual maturity 194,011 3,947 9,422 207,380 32,522 70,851 53,041 6,033 162,447 369,827 - <1 year 3,611 2,532 3,197 9,340 7,497 22,593 41,195 2,809 74,094 83,434 - 1-5 year 12,160 1,415 5,393 18,968 16,293 33,301 10,969 1,967 62,530 81,498 - > 5 years 178,240 — 832 179,072 8,732 14,957 877 1,257 25,823 204,895 Other financial assets by asset quality (2) — — — — 55 11 11,516 209,553 221,135 221,135 - AQ1-AQ4 — — — — — 11 10,974 209,551 220,536 220,536 - AQ5-AQ8 — — — — 55 — 542 2 599 599 Off-balance sheet 16,827 15,354 8,230 40,411 16,342 52,033 17,898 1,212 87,485 127,896 - Loan commitments 16,827 15,354 8,170 40,351 15,882 49,231 16,906 1,212 83,231 123,582 - Financial guarantees — — 60 60 460 2,802 992 — 4,254 4,314 Off-balance sheet by asset quality (2) 16,827 15,354 8,230 40,411 16,342 52,033 17,898 1,212 87,485 127,896 - AQ1-AQ4 14,792 248 6,591 21,631 12,550 30,417 16,192 1,064 60,223 81,854 - AQ5-AQ8 2,028 14,804 1,625 18,457 3,757 21,262 1,703 148 26,870 45,327 - AQ9 — 9 3 12 6 48 1 — 55 67 - AQ10 7 293 11 311 29 306 2 — 337 648 (1) Includes a portion of Private Banking lending secured against residential real estate, in line with ECL calculation methodology. Private Banking and RBS International mortgages are reported in UK, which includes crown dependencies, reflecting the country of lending origination. (2) 30 DPD – 30 days past due, the mandatory 30 days past due backstop as prescribed by IFRS 9 for a SICR. (3) AQ bandings are based on Basel PDs and mapping is as follows: Internal asset quality band Probability of default range Indicative S&P rating AQ1 0% - 0.034% AAA to AA AQ2 0.034% - 0.048% AA to AA-AQ3 0.048% - 0.095% A+ to A AQ4 0.095% - 0.381% BBB+ to BBB-AQ5 0.381% - 1.076% BB+ to BB AQ6 1.076% - 2.153% BB- to B+ AQ7 2.153% - 6.089% B+ to B AQ8 6.089% - 17.222% B- to CCC+ AQ9 17.222% - 100% CCC to C AQ10 100% D £0.3 billion (2021 – £0.3 billion) of AQ10 Personal balances primarily relate to loan commitments, the drawdown of which is effectively prohibited. 202 NatWest Group | 2022 Annual Report on Form 20-F

Risk and capital management *continued*

Credit risk – Banking activities continued

Sector analysis – portfolio summary (audited)

The table below shows ECL by stage, for the Personal portfolio and selected sectors of the Wholesale portfolios.

	Loans - amortised cost and FVOCI				Off-balance sheet		ECL provisions			
	Stage 1	Stage 2	Stage 3	Total	Loan commitments	Contingent liabilities	Stage 1	Stage 2	Stage 3	Total
2022	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal	192,438	21,854	2,831	217,123	43,126	51	260	466	957	1,683
Mortgages	182,245	18,787	1,925	202,957	18,782	—	81	62	233	376
Credit cards	3,275	1,076	109	4,460	15,848	—	62	122	73	257
Other personal	6,918	1,991	797	9,706	8,496	51	117	282	651	1,050
Wholesale	132,786	24,979	2,265	160,030	88,886	4,963	372	577	802	1,751
Property*	27,542	4,316	716	32,574	15,302	491	107	105	229	441
Financial institutions**	46,738	1,353	47	48,138	18,223	1,332	32	14	17	63
Sovereigns	5,458	157	26	5,641	710	—	15	1	3	19
Corporate	53,048	19,153	1,476	73,677	54,651	3,140	218	457	553	1,228
Of which:										
*Agriculture**	*3,646*	*1,034*	*93*	*4,773*	*968*	*24*	*21*	*31*	*43*	*95*
*Airlines and aerospace**	*483*	*1,232*	*19*	*1,734*	*1,715*	*174*	*2*	*40*	*8*	*50*
*Automotive**	*5,776*	*1,498*	*30*	*7,304*	*4,009*	*99*	*18*	*18*	*11*	*47*
*Chemicals**	*384*	*117*	*1*	*502*	*650*	*12*	*1*	*2*	*1*	*4*
Health	*3,974*	*1,008*	*141*	*5,123*	*475*	*8*	*19*	*30*	*48*	*97*
*Industrials**	*2,148*	*1,037*	*82*	*3,267*	*3,135*	*195*	*10*	*16*	*24*	*50*
*Land transport & logistics**	*3,788*	*1,288*	*66*	*5,142*	*3,367*	*190*	*13*	*33*	*17*	*63*
*Leisure**	*3,416*	*3,787*	*260*	*7,463*	*1,907*	*102*	*27*	*147*	*115*	*289*
*Mining & metals**	*173*	*230*	*5*	*408*	*545*	*5*	*—*	*1*	*5*	*6*
*Oil and gas**	*953*	*159*	*60*	*1,172*	*2,157*	*248*	*3*	*3*	*31*	*37*
*Power utilities**	*4,228*	*406*	*6*	*4,640*	*6,960*	*1,182*	*9*	*11*	*1*	*21*
*Retail**	*6,497*	*1,746*	*150*	*8,393*	*4,682*	*416*	*21*	*29*	*68*	*118*
*Shipping**	*161*	*151*	*14*	*326*	*110*	*22*	*—*	*7*	*6*	*13*
*Water & waste**	*3,026*	*335*	*7*	*3,368*	*2,143*	*101*	*4*	*4*	*4*	*12*
Total	325,224	46,833	5,096	377,153	132,012	5,014	632	1,043	1,759	3,434
2021										
Personal	190,175	14,423	2,782	207,380	40,351	60	149	614	1,179	1,942
Mortgages	180,418	11,543	2,050	194,011	16,827	—	32	174	562	768
Credit cards	2,924	933	90	3,947	15,354	—	59	141	60	260
Other personal	6,833	1,947	642	9,422	8,170	60	58	299	557	914
Wholesale	140,649	19,558	2,240	162,447	83,231	4,254	153	864	847	1,864
Property*	28,679	3,101	742	32,522	15,882	460	24	111	239	374
Financial institutions**	52,263	732	46	53,041	16,906	992	14	39	4	57
Sovereigns	5,904	121	8	6,033	1,212	—	19	1	2	22
Corporate	53,803	15,604	1,444	70,851	49,231	2,802	96	713	602	1,411
Of which:										
*Agriculture**	*3,722*	*1,229*	*133*	*5,084*	*993*	*24*	*11*	*39*	*78*	*128*
*Airlines and aerospace**	*779*	*668*	*44*	*1,491*	*1,528*	*221*	*1*	*39*	*15*	*55*
*Automotive**	*5,133*	*1,304*	*38*	*6,475*	*3,507*	*65*	*9*	*32*	*10*	*51*
*Chemicals**	*355*	*43*	*1*	*399*	*663*	*14*	*1*	*—*	*—*	*1*
Health	*3,818*	*1,235*	*133*	*5,186*	*799*	*9*	*9*	*58*	*48*	*115*
*Industrials**	*2,311*	*620*	*28*	*2,959*	*2,770*	*243*	*4*	*15*	*13*	*32*
*Land transport & logistics**	*3,721*	*833*	*39*	*4,593*	*3,069*	*188*	*4*	*53*	*12*	*69*
*Leisure**	*3,712*	*4,050*	*340*	*8,102*	*1,874*	*107*	*11*	*247*	*133*	*391*
*Mining & metals**	*336*	*42*	*4*	*382*	*627*	*131*	*—*	*2*	*4*	*6*
*Oil and gas**	*1,482*	*141*	*52*	*1,675*	*1,126*	*453*	*1*	*14*	*28*	*43*
*Power utilities**	*3,844*	*220*	*6*	*4,070*	*5,622*	*404*	*2*	*3*	*1*	*6*
*Retail**	*6,380*	*1,342*	*180*	*7,902*	*4,872*	*410*	*8*	*29*	*66*	*103*
*Shipping**	*506*	*334*	*27*	*867*	*90*	*12*	*1*	*11*	*10*	*22*
*Water & waste**	*2,714*	*230*	*4*	*2,948*	*1,850*	*91*	*2*	*5*	*2*	*9*
Total	330,824	33,981	5,022	369,827	123,582	4,314	302	1,478	2,026	3,806

* Wholesale sectors marked with an asterisk contain an element of exposure classified as heightened climate-related risk. Elements of the personal mortgage portfolio are also exposed to heightened climate-related risk. The classification of sectors into heightened climate-related risk mentioned within this footnote is not within audit scope.

**Financial institutions (FI) include transactions, such as securitisations, where the underlying assets may be in other sectors.

NatWest Group | 2022 Annual Report on Form 20-F 203

Risk and capital management *continued*

Credit risk – Banking activities continued

Wholesale forbearance (audited)

The table below shows Wholesale forbearance, Heightened Monitoring and Risk of Credit Loss by sector. Personal forbearance is disclosed in the Personal portfolio section. The table shows current exposure but reflects risk transfers where there is a guarantee by another customer.

2022	Property £m	FI £m	Other corporate £m	Total £m
Forbearance (flow)	746	105	2,575	3,426
Forbearance (stock)	933	107	4,709	5,749
Heightened Monitoring and Risk of Credit Loss	976	112	3,445	4,533
2021				
Forbearance (flow)	709	27	3,894	4,630
Forbearance (stock)	1,033	35	5,659	6,727
Heightened Monitoring and Risk of Credit Loss	1,225	83	4,492	5,800

Sector analysis – portfolio summary (audited)

- Loans by geography and sector – In line with NatWest Group's strategic focus, exposures continued to be mainly in the UK. Exposure to the Republic of Ireland reduced during the year as part of the phased withdrawal noted previously. In Personal, balance sheet growth was a result of strong mortgage demand during the year. In Wholesale, there was a reduction in the balance sheet in Q4, following a period of growth up to Q3. This was mainly due to a reduction in central items held in the course of treasury related management activities. There was growth in Commercial & Institutional, particularly as a result of increased exposure to financial institutions, notably leveraged funds, and larger corporate customers, primarily within information technology, telecommunications and power utilities. Repayment performance under COVID-19 government lending schemes is closely tracked and exposure continued to decrease due to scheduled repayment activity and account closures. Exposures under the Bounce Bank Loan Scheme (BBLS) that benefit from the 100% government guarantee account for approximately 70% of remaining government scheme exposures. BBLS missed repayment rate and recoveries stock have increased but volumes continue to be in line with other lenders.
- Loans by stage – In both Wholesale and Personal, deterioration in forward-looking economics resulted in a larger proportion of accounts exhibiting a SICR compared to 2021. There was, therefore, a migration of exposures from Stage 1 into Stage 2 during 2022. Personal customers who had accessed payment holiday support, and where their risk profile was identified as relatively high, are no longer collectively migrated into Stage 2. The relevance of this collective SICR identification was no longer considered as pertinent in the context of the current high inflation environment and related uncertainty.
- Loans – Past due analysis – Overall, the past due profile of the key portfolios remained broadly stable. The implementation of the new regulatory default definition included refinements to the days past due calculations. This contributed to an increase in arrears in H1 2022 in Personal, however this moderated through the year. Particularly in mortgages, the exit from the Republic of Ireland also contributed to the reduction in past due exposures. In Wholesale, there was an increase in past due 1-30 days in corporates.
- Weighted average 12 months PDs – In Personal, the Basel II point-in-time PDs improved slightly during 2022 due to stable credit performance in the portfolios. For IFRS 9 PDs, there were increases across mortgages and other personal lending as a result of new PD model implementations during the year, coupled with the deteriorating economic outlook in the second half of the year. For credit cards, the new IFRS 9 PD model implementation drove a net reduction in PD levels, primarily resulting from more accurate modelling of defaults driven by shifts in general unemployment. In Wholesale, the Basel II PDs were based on a through-the-cycle approach and improved reflecting positive portfolio performance.

  The IFRS 9 PDs increased due the deterioration in forward-looking economics. For further details refer to the Asset quality section.
- ECL provision by geography – In line with loans by geography, the vast majority of ECL related to exposures in the UK, noting the reduction in RoI was mostly due to the phased withdrawal of Ulster Bank RoI and moving of assets to discontinued operations and reclassifications.
- ECL provisions by stage – As mentioned above, Stage 1 and Stage 2 ECL increased due to deterioration in forward-looking economics, although the Stage 2 growth was more than offset by reductions in post model adjustments. Stage 3 provisions have yet to be materially affected by the high inflation environment and supply chain disruption, with increases relating to the introduction of the new regulatory definition of default, largely offset by write offs.
- ECL provisions coverage – Overall provisions coverage reduced, due to the phased withdrawal of Ulster Bank RoI, a change in product mix and a decrease in judgemental post model adjustments which more than offset increases from the deteriorating economic outlook.
- The ECL charge and loss rate – ECL charge and loss rate was low, with charges from a deterioration in forward-looking economics countered by reductions in post model adjustments and the continued stable portfolio performance and low default trends.
- Loans by residual maturity – The maturity profile of the portfolios remained consistent with prior periods. In mortgages, as expected, the vast majority of exposures were greater than five years. In unsecured lending – cards and other – exposures were concentrated in less than five years. In Wholesale, in financial institutions and sovereigns, lending was concentrated in less than one year, In the rest of Wholesale, most of the lending was for residual maturity of one to five years.
- Other financial assets by asset quality – Consisting almost entirely of cash and balances at central banks and debt securities, held in the course of treasury related management activities, these assets were mainly within the AQ1-AQ4 bands.
- Off-balance sheet exposures by asset quality – In Personal, undrawn exposures were reflective of available credit lines in credit cards and current accounts. Additionally, the mortgage portfolio had undrawn exposures, where a formal offer had been made to a customer but had not yet drawn down; the value increased in line with the pipeline of offers. There was also a legacy portfolio of flexible mortgages where a customer had the right and ability to draw down further funds. The asset quality was aligned to the wider portfolio. In Wholesale, growth was primarily loan commitments to financial institutions and corporate sectors in the AQ1-AQ4 bands.

204 NatWest Group | 2022 Annual Report on Form 20-F

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 219 Credit risk – Banking activities continued Sector analysis – portfolio summary continued (audited)  Wholesale forbearance – Forbearance flow and stock decreased in 2022 compared to 2021, noting that 2021 was adversely affected by COVID-19. Increased levels of forbearance were observed in Q4 2022. The retail & leisure, property and services sectors represented the largest share of forbearance flow. Labour shortages, the high inflation environment, rising fuel and energy costs, interest rate impacts and supply chain issues continue to weigh on these sectors. Payment holidays and covenant waivers were the most common forms of forbearance granted.  Heightened Monitoring and Risk of Credit Loss – Economic headwinds continue to present an uncertain outlook. Risk of Credit Loss framework exposures and inflows decreased in 2022 compared to 2021, noting again that 2021 was adversely affected by COVID-19. Inflows into the framework began to increase in Q4 2022. The sector breakdown of exposures within the framework remained consistent with prior periods. Retail SME customers do not form part of the Wholesale Risk of Credit Loss framework. Customers in this group, that are in financial difficulty, are instead managed by specialist problem debt management teams. The number of customers in arrears and recoveries increased significantly during 2022, driven by BBLS exposures. Excluding BBLS, the number of customers in this population in problem debt remains stable. NatWest Group | 2022 Annual Report on Form 20-F 205

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 220 Financial statements Strategic report Governance Risk and capital management Additional information Financial review Credit risk – Banking activities continued Credit risk enhancement and mitigation (audited) The table below shows exposures of modelled portfolios within the scope of the ECL framework and related credit risk enhancement and mitigation (CREM). Gross Maximum credit risk CREM by type CREM coverage Exposure post CREM exposure ECL Total Stage 3 Financial (1) Property Other (2) Total Stage 3 Total Stage 3 2022 £bn £bn £bn £bn £bn £bn £bn £bn £bn £bn £bn Financial assets Cash and balances at central banks 143.2 — 143.2 — — — — — — 143.2 — Loans - amortised cost (3) 377.2 3.3 373.9 3.4 31.8 243.1 21.7 296.6 3.0 77.3 0.4 Personal (4) 217.2 1.7 215.5 1.9 0.9 202.1 — 203.0 1.7 12.5 0.2 Wholesale (5) 160.0 1.6 158.4 1.5 30.9 41.0 21.7 93.6 1.3 64.8 0.2 Debt securities 29.9 — 29.9 — — — — — — 29.9 — Total financial assets 550.3 3.3 547.0 3.4 31.8 243.1 21.7 296.6 3.0 250.4 0.4 Contingent liabilities and commitments Personal (6,7) 43.2 — 43.2 0.3 0.7 4.4 — 5.1 — 38.1 0.3 Wholesale 93.9 0.1 93.8 0.4 3.1 7.4 4.0 14.5 0.1 79.3 0.3 Total off-balance sheet 137.0 0.1 136.9 0.7 3.8 11.8 4.0 19.6 0.1 117.3 0.6 Total exposure 687.3 3.4 683.9 4.1 35.6 254.9 25.7 316.2 3.1 367.7 1.0 2021 Financial assets Cash and balances at central banks 176.3 — 176.3 — — — — — — 176.3 — Loans - amortised cost (3) 369.8 3.7 366.1 3.0 41.1 232.7 23.5 297.3 2.7 68.8 0.3 Personal (4) 207.4 1.9 205.5 1.6 1.3 192.6 — 193.9 1.5 11.6 0.1 Wholesale (5) 162.4 1.8 160.6 1.4 39.8 40.1 23.5 103.4 1.2 57.2 0.2 Debt securities 44.9 — 44.9 — — — — — — 44.9 — Total financial assets 591.0 3.7 587.3 3.0 41.1 232.7 23.5 297.3 2.7 290.0 0.3 Contingent liabilities and commitments Personal (6,7) 40.4 — 40.4 0.3 0.5 4.9 — 5.4 — 35.0 0.3 Wholesale 87.5 0.1 87.4 0.3 3.2 7.9 3.9 15.0 0.1 72.4 0.2 Total off-balance sheet 127.9 0.1 127.8 0.6 3.7 12.8 3.9 20.4 0.1 107.4 0.5 Total exposure 718.9 3.8 715.1 3.6 44.8 245.5 27.4 317.7 2.8 397.4 0.8 (1) Includes cash and securities collateral. (2) Includes guarantees, charges over trade debtors, other asset finance related physical collateral as well as the amount by which credit risk exposure is reduced through netting arrangements, mainly cash management pooling, which give NatWest Group a legal right to set off the financial asset against a financial liability due to the same counterparty. (3) NatWest Group holds collateral in respect of individual loans – amortised cost to banks and customers. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant and equipment; inventories and trade debtors; and guarantees of lending from parties other than the borrower. NatWest Group obtains collateral in the form of securities in reverse repurchase agreements. Collateral values are capped at the value of the loan. (4) Stage 3 mortgage exposures have relatively limited uncovered exposure reflecting the security held. On unsecured credit cards and other personal borrowing, the residual uncovered amount reflects historical experience of continued cash recovery post default through ongoing engagement with customers. (5) Stage 3 exposures post credit risk enhancement and mitigation in Wholesale mainly represent enterprise value and the impact of written down collateral values; an individual assessment to determine ECL will consider multiple scenarios and in some instances allocate a probability weighting to a collateral value in excess of the written down value. (6) £0.3 billion (2021 – £0.3 billion) Personal Stage 3 balances primarily relate to loan commitments, the draw down of which is effectively prohibited. (7) The Personal gross exposure value includes £14.0 billion (2021 – £11.8 billion) in respect of pipeline mortgages where a committed offer has been made to a customer but where the funds have not yet been drawn down. When drawn down, the exposure would be covered by a security over the borrower’s property. 206 NatWest Group | 2022 Annual Report on Form 20-F

Risk and capital management *continued*

Credit risk – Banking activities continued

Personal portfolio (audited)

Disclosures in the Personal portfolio section include drawn exposure (gross of provisions).

	2022					2021				
Personal lending	Retail Banking £m	Private Banking £m	Commercial & Institutional £m	Central items & other £m	Total £m	Retail Banking £m	Private Banking £m	Commercial & Institutional £m	Central items & Other £m	Total £m
Mortgages	186,891	13,709	2,357	—	202,957	172,707	12,781	2,444	6,164	194,096
Of which:										
Owner occupied	168,790	12,096	1,541	—	182,427	158,059	11,219	1,597	5,563	176,438
Buy-to-let	18,101	1,613	816	—	20,530	14,648	1,562	847	601	17,658
Interest only - variable	3,515	3,286	258	—	7,059	4,348	4,889	346	120	9,703
Interest only - fixed	17,954	8,591	261	—	26,806	14,255	5,957	209	3	20,424
Mixed (1)	9,768	1	16	—	9,785	8,616	1	17	34	8,668
ECL provisions (2)	355	9	6	—	370	429	7	8	318	762
Other personal lending (3)	11,935	1,853	267	143	14,198	10,829	1,974	305	218	13,326
ECL provisions (2)	1,257	15	3	26	1,301	1,140	19	2	11	1,172
Total personal lending	198,826	15,562	2,624	143	217,155	183,536	14,755	2,749	6,382	207,422
Mortgage LTV ratios										
- Owner occupied	52%	59%	56%	—	53%	54%	59%	57%	50%	54%
- Stage 1	*52%*	*59%*	*56%*	—	*53%*	*54%*	*59%*	*56%*	*48%*	*54%*
- Stage 2	*52%*	*61%*	*60%*	—	*52%*	*52%*	*59%*	*62%*	*57%*	*52%*
- Stage 3	*45%*	*59%*	*74%*	—	*47%*	*49%*	*64%*	*77%*	*56%*	*53%*
- Buy-to-let	50%	59%	53%	—	51%	50%	57%	53%	52%	51%
- Stage 1	*51%*	*59%*	*53%*	—	*52%*	*50%*	*58%*	*53%*	*51%*	*51%*
- Stage 2	*49%*	*53%*	*48%*	—	*49%*	*52%*	*55%*	*50%*	*56%*	*52%*
- Stage 3	*47%*	*55%*	*57%*	—	*50%*	*51%*	*53%*	*60%*	*66%*	*56%*
Gross new mortgage lending	41,227	2,968	327	—	44,522	35,290	2,874	340	40	38,544
Of which:										
Owner occupied	36,305	2,701	221	—	39,227	33,630	2,583	206	40	36,459
Weighted average LTV (4)	69%	65%	65%	—	69.0%	69%	65%	67%	62%	68%
Buy-to-let	4,922	267	106	—	5,295	1,660	292	134	—	2,086
Weighted average LTV (4)	64%	66%	60%	—	64.0%	63%	65%	63%	60%	64%
Interest only - variable rate	24	329	11	—	364	25	832	37	—	894
Interest only - fixed rate	5,299	2,335	51	—	7,685	2,388	1,563	36	—	3,987
Mixed (1)	2,309	—	2	—	2,311	2,256	—	7	—	2,263
Mortgage forbearance										
Forbearance flow (5)	182	7	4	—	193	316	19	4	50	389
Forbearance stock	1,015	16	8	—	1,039	1,156	3	8	944	2,111
Current	*649*	*8*	*6*	—	*663*	*727*	—	*5*	*616*	*1,348*
1-3 months in arrears	*133*	—	*2*	—	*135*	*146*	*2*	*1*	*58*	*207*
>3 months in arrears	*233*	*8*	—	—	*241*	*283*	*1*	*2*	*270*	*556*

(1) Includes accounts which have an interest only sub-account and a capital and interest sub-account to provide a more comprehensive view of interest only exposures.
(2) Retail Banking excludes a non-material amount of provisions held on relatively small legacy portfolios.
(3) Comprises unsecured lending except for Private Banking, which includes both secured and unsecured lending. It excludes loans that are commercial in nature.
(4) The new lending LTV in the comparative has been amended to reflect LTV at the time of lending origination rather than LTV at the reporting period.
(5) Forbearance flows only include an account once per year, although some accounts may be subject to multiple forbearance deals. Forbearance deals post default are excluded from these flows.

- The mortgage portfolio grew steadily during 2022, benefiting from buoyant housing market activity and customers re-mortgaging as interest rates rose across the market.
- LTV ratios improved as house prices increased as a result of housing market demand.
- The existing mortgage stock and new business were closely monitored against agreed risk appetite parameters. These included loan-to-value ratios, buy-to-let concentrations, new-build concentrations and credit quality. Affordability assessments and assumptions were continuously reviewed considering inflationary pressure, interest rate rises and taxation changes during the year.
- The buy-to-let portfolio grew in 2022. This growth was expected and within risk appetite following strategy and customer journey simplification implemented in H2 2021.
- Aligned to strong overall portfolio quality and low levels of early arrears, forbearance flows have decreased compared to the prior year.
- Unsecured lending increased during 2022, with resilient customer demand after the easing of COVID-19 restrictions.
- As noted previously, ECL increased, for further detail of movements in ECL provisions at product level refer to the Flow statements section.

NatWest Group | 2022 Annual Report on Form 20-F 207

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 222 Financial statements Strategic report Governance Risk and capital management Additional information Financial review Credit risk – Banking activities continued Personal portfolio (audited) Mortgage LTV distribution by stage The table below shows gross mortgage lending and related ECL by LTV band. Mortgage lending not within the scope of IFRS 9 ECL reflected portfolios carried at fair value. Mortgages ECL provisions ECL provisions coverage (2) Not within Of IFRS 9 which; ECL gross new Retail Banking Stage 1 Stage 2 Stage 3 scope Total lending Stage 1 Stage 2 Stage 3 Total (1) Stage 1 Stage 2 Stage 3 Total 2022 £m £m £m £m £m £m £m £m £m £m % % % % ≤50% 71,321 8,257 1,036 61 80,675 7,467 26 20 121 167 — 0.2 11.7 0.2 >50% and ≤70% 68,178 7,792 616 7 76,593 14,088 32 30 71 133 — 0.4 11.5 0.2 >70% and ≤80% 17,602 1,602 62 1 19,267 11,154 7 6 11 24 — 0.4 17.7 0.1 >80% and ≤90% 7,918 944 17 1 8,880 7,127 6 5 5 16 0.1 0.5 29.4 0.2 >90% and ≤100% 1,409 18 6 — 1,433 1,389 3 — 2 5 0.2 — 33.3 0.3 >100% 35 7 10 — 52 2 2 — 4 6 5.7 — 40.0 11.5 Total with LTVs 166,463 18,620 1,747 70 186,900 41,227 76 61 214 351 — 0.3 12.3 0.2 Other 59 1 1 — 61 — 3 — 1 4 5.1 — 100.0 6.6 Total 166,522 18,621 1,748 70 186,961 41,227 79 61 215 355 — 0.3 12.3 0.2 2021 ≤50% 61,233 4,548 644 63 66,488 5,845 7 60 140 207 — 1.3 21.7 0.3 >50% and ≤70% 68,271 4,674 483 9 73,437 12,397 10 64 84 158 — 1.4 17.4 0.2 >70% and ≤80% 24,004 1,255 93 1 25,353 10,964 3 18 15 36 — 1.4 16.1 0.1 >80% and ≤90% 5,983 250 22 1 6,256 4,985 1 8 5 14 — 3.2 22.7 0.2 >90% and ≤100% 1,125 58 10 — 1,193 1,098 — 5 3 8 — 8.6 30.0 0.7 >100% 14 18 6 — 38 — — 1 2 3 — 5.6 33.3 7.9 Total with LTVs 160,630 10,803 1,258 74 172,765 35,289 21 156 249 426 — 1.4 19.8 0.2 Other 14 1 1 — 16 1 — — — — — — — — Total 160,644 10,804 1,259 74 172,781 35,290 21 156 249 426 — 1.4 19.8 0.2 (1) Excludes a non-material amount of provisions held on relatively small legacy portfolios. (2) ECL provisions coverage is ECL provisions divided by mortgages.  The reduced coverage level in the lower LTV bands for Retail Banking, relative to 31 December 2021, reflected the implementation of a new IFRS 9 LGD model with a modelling approach that now captures a reduced loss expectation from non-repossession recovery action.  Continued stable portfolio performance alongside the new IFRS 9 PD and LGD model implementations resulted in reduced coverage across most LTV bands in Stage 2 and Stage 3. The increased ECL across Stage 1 LTV bands was mainly due to higher Stage 1 PDs as a result of the new PD model implementation and also the proportionate allocation of the economic uncertainty post model adjustment to Stage 1. 208 NatWest Group | 2022 Annual Report on Form 20-F

Risk and capital management *continued*

Credit risk – Banking activities continued

Personal portfolio (audited)

Retail Banking mortgage LTV distribution by region

The table below shows gross mortgage lending by LTV band for Retail Banking, by geographical region.

	≤50%	50%≤80%	80%≤100%	>100%	Total	Weighted average LTV	Other	Total	Total	Flood risk* lending at high/very high risk**
2022	£m	£m	£m	£m	£m	%	£m	£m	%	%
South East	15,856	17,670	1,396	1	34,923	51	3	34,926	19	4.1
Greater London	15,200	17,550	1,336	1	34,087	51	3	34,090	18	2.3
Scotland	5,024	6,174	1,163	1	12,362	54	1	12,363	7	3.2
North West	7,670	8,672	1,236	2	17,580	52	2	17,582	9	2.2
South West	7,874	7,922	627	—	16,423	50	1	16,424	9	3.0
West Midlands	5,477	7,014	862	1	13,354	53	1	13,355	7	1.2
East of England	9,241	11,492	987	2	21,722	52	2	21,724	12	2.1
Rest of the UK	14,312	19,408	2,712	43	36,475	54	48	36,523	19	3.2
Total	80,654	95,902	10,319	51	186,926	52	61	186,987	100	2.8
2021										
South East	13,160	18,298	886	1	32,345	53	3	32,348	19	4.4
Greater London	13,308	16,716	1,477	1	31,502	53	3	31,505	18	2.5
Scotland	4,493	6,529	559	2	11,583	54	1	11,584	7	3.5
North West	6,598	9,212	654	3	16,467	53	2	16,469	10	2.4
South West	6,140	8,619	499	1	15,259	53	2	15,261	9	3.4
West Midlands	4,323	7,449	553	1	12,326	55	1	12,327	6	1.8
East of England	7,467	11,679	820	1	19,967	54	2	19,969	12	2.6
Rest of the UK	10,937	20,278	2,001	26	33,242	56	2	33,244	19	3.6
Total	66,426	98,780	7,449	36	172,691	54	16	172,707	100	3.1

*Not within audit scope.

**Flood hazard is modelled by looking at the four different types of flooding (surface water, ground water, coastal and river) and calculating the frequency and depth of flooding nationally to derive flood maps. Flood defences are considered where available. Flood scores are allocated per property based on the potential flood damage to property dependent on the type, frequency and depth of flooding modelled across different return periods. The scoring ranges from 0 to 53, with 0 being lowest and 53 being the highest risk. We consider a score of 11 and above to be high risk and properties with a score of 31 and above within the very high risk category after flood mitigants are taken into account. This is not within audit scope.

NatWest Group | 2022 Annual Report on Form 20-F 209

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 224 Financial statements Strategic report Governance Risk and capital management Additional information Financial review Credit risk – Banking activities continued Retail Banking mortgages by Energy Performance Certificate (EPC) rating* The table below represents the energy efficiency of Retail Banking residential mortgages. 31 December 2022 31 December 2021 Owner Buy-to- Owner Buy-to-Occupied let Total Occupied let Total EPC rating £bn £bn £bn £bn £bn £bn A 424 12 436 282 8 290 B 19,874 1,342 21,216 15,719 852 16,571 C 28,049 5,228 33,277 22,138 3,178 25,316 D 47,497 6,033 53,530 41,814 4,187 46,001 E 17,153 1,687 18,840 16,238 1,332 17,570 F 3,691 86 3,777 3,637 113 3,750 G 789 21 810 734 27 761 Unclassified 51,313 3,692 55,005 57,497 4,951 62,448 Total 168,790 18,101 186,891 158,059 14,648 172,707 *Not within audit scope. As at 31 December 2022, £138.8 billion, 68%, of the total UK residential mortgages portfolio, including both Private Banking and Retail Banking mortgages had Energy Performance Certificate (EPC) data available (2021 – £116.2 billion, 62%). Of which, 41.5% were rated as EPC A to C (2021 – 38.3%). EPC data source and limitations are provided in section 5.2 of the 2022 NatWest Group Climate-related Disclosures Report Commercial real estate (CRE)* The CRE portfolio comprises exposures to entities involved in the development of, or investment in, commercial and residential properties (including house builders but excluding housing associations, construction and the building materials sub-sector). The sector is reviewed regularly by senior executive committees. Reviews include portfolio credit quality, capital consumption and control frameworks. 2022 2021 UK RoI Other Total UK RoI Other Total By geography and sub-sector (1) £m £m £m £m £m £m £m £m Investment Residential (2) 4,583 2 13 4,598 4,326 10 16 4,352 Office (3) 2,781 10 — 2,791 3,030 13 10 3,053 Retail (4) 3,754 — — 3,754 4,157 24 — 4,181 Industrial (5) 2,939 — 184 3,123 2,758 2 106 2,866 Mixed/other (6) 876 7 46 929 1,175 24 49 1,248 14,933 19 243 15,195 15,446 73 181 15,700 Development Residential (2) 1,693 7 — 1,700 1,775 34 2 1,811 Office (3) 81 — — 81 79 — — 79 Retail (4) 56 — — 56 48 — — 48 Industrial (5) 90 — — 90 67 — — 67 Mixed/other (6) 14 1 — 15 20 2 — 22 1,934 8 — 1,942 1,989 36 2 2,027 Total 16,867 27 243 17,137 17,435 109 183 17,727 *Not within audit scope. (1) Geographical splits are based on country of collateral risk. (2) Properties including houses, flats and student accommodation. (3) Properties including offices in central business districts, regional headquarters and business parks. (4) Properties including high street retail, shopping centres, restaurants, bars and gyms. (5) Properties including distribution centres, manufacturing and warehouses. (6) Properties that do not fall within the other categories above. Mixed generally relates to a mixture of retail/office with residential. 210 NatWest Group | 2022 Annual Report on Form 20-F

Risk and capital management *continued*

Credit risk – Banking activities continued

Commercial real estate (CRE)

CRE LTV distribution by stage (audited)

The table below shows CRE current exposure and related ECL by LTV band.

	Current exposure (gross of provisions)					ECL provisions				ECL provisions coverage (2)			
	Stage 1	Stage 2	Stage 3	Not within IFRS 9 ECL scope (1)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
2022	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
≤50%	7,010	658	57	67	7,792	36	12	16	64	0.5	1.8	28.1	0.8
>50% and ≤70%	3,515	798	43	19	4,375	23	18	12	53	0.7	2.3	27.9	1.2
>70% and ≤100%	259	82	156	7	504	1	3	42	46	0.4	3.7	26.9	9.1
>100%	102	10	23	1	136	1	1	14	16	1.0	10.0	60.9	11.8
Total with LTVs	10,886	1,548	279	94	12,807	61	34	84	179	0.6	2.2	30.1	1.4
Total portfolio average LTV%	45%	52%	75%	44%	47%								
Other (3)	1,800	627	55	86	2,568	9	15	27	51	0.5	2.4	49.1	2.0
Development (4)	1,553	332	57	7	1,949	13	8	28	49	0.8	2.4	49.1	2.5
Total	14,239	2,507	391	187	17,324	83	57	139	279	0.6	2.3	35.6	1.6
2021													
≤50%	6,767	388	34	268	7,457	5	7	9	21	0.1	1.8	26.5	0.3
>50% and ≤70%	4,367	470	46	469	5,352	3	13	20	36	0.1	2.8	43.5	0.7
>70% and ≤100%	377	192	127	9	705	—	9	32	41	—	4.7	25.2	5.8
>100%	215	7	86	4	312	—	2	28	30	—	28.6	32.6	9.6
Total with LTVs	11,726	1,057	293	750	13,826	8	31	89	128	0.1	2.9	30.4	0.9
Total portfolio average LTV%	48%	58%	88%	52%	50%								
Other (3)	2,271	293	61	83	2,708	4	13	28	45	0.2	4.4	45.9	1.7
Development (4)	1,736	228	62	77	2,103	3	6	34	43	0.2	2.6	54.8	2.0
Total	15,733	1,578	416	910	18,637	15	50	151	216	0.1	3.2	36.3	1.2

(1) Includes exposures relating to non-modelled portfolios and other exposures carried at fair value.
(2) ECL provisions coverage is ECL provisions divided by gross loans.
(3) Relates mainly to business banking, rate risk management products and unsecured corporate lending.
(4) Relates to the development of commercial and residential properties. LTV is not a meaningful measure for this type of lending activity.

- Overall – The majority of the CRE portfolio was located and managed in the UK. Business appetite and strategy was aligned across NatWest Group.
- 2022 trends – The commercial property cycle turned around mid-year as rising interest rates started to put upward pressure on property yields. Commercial property values declined by an average of approximately 20% from their mid-year peak, ending the year approximately 14% lower. The industrial sector saw values fall fastest to date, yet it continues to attract strong occupier demand and may, therefore, be the first sector to see values stabilise. Secondary offices which don't match modern sustainability standards appear most at risk from further value loss. The residential sector has yet to show significant value declines, but transaction activity has slowed materially and is expected to remain weak until values have adjusted. The spike in mortgage costs last year would be expected to push prices down across the market in 2023. In contrast, residential rents appreciated rapidly in 2022 and professionally managed rental assets are expected to be relatively robust in 2023.
- Credit quality – Credit quality was stable for the first nine months of the year but the impacts from the increase in base rate, projected capital value falls, inflationary pressures and concerns over recession for some customers began to materialise. Inflows into the Risk of Credit Loss framework picked up in Q4, but remained relatively low in volume terms, compared to previous downturns.
- Risk appetite – Lending appetite is subject to regular review with some level of tightening undertaken in 2022. Demand for facilities reduced significantly in Q4 as the market reacted to the various negative news points.

NatWest Group | 2022 Annual Report on Form 20-F 211

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 226 Financial statements Strategic report Governance Risk and capital management Additional information Financial review Credit risk – Banking activities continued Flow statements (audited) The flow statements that follow show the main ECL and related income statement movements. They also show the changes in ECL as well as the changes in related financial assets used in determining ECL. Due to differences in scope, exposures may differ from those reported in other tables, principally in relation to exposures in Stage 1 and Stage 2. These differences do not have a material ECL effect. Other points to note:  Financial assets include treasury liquidity portfolios, comprising balances at central banks and debt securities, as well as loans. Both modelled and non-modelled portfolios are included.  Stage transfers (for example, exposures moving from Stage 1 into Stage 2) are a key feature of the ECL movements, with the net re-measurement cost of transitioning to a worse stage being a primary driver of income statement charges. Similarly, there is an ECL benefit for accounts improving stage.  Changes in risk parameters shows the reassessment of the ECL within a given stage, including any ECL overlays and residual income statement gains or losses at the point of write-off or accounting write-down.  Other (P&L only items) includes any subsequent changes in the value of written-down assets (for example, fortuitous recoveries) along with other direct write-off items such as direct recovery costs. Other (P&L only items) affects the income statement but does not affect balance sheet ECL movements.  Amounts written-off represent the gross asset written-down against accounts with ECL, including the net asset write-down for any debt sale activity.  There were flows from Stage 1 into Stage 3 including transfers due to unexpected default events.  The effect of any change in post model adjustments during the year is typically reported under changes in risk parameters, as are any effects arising from changes to the underlying models. Refer to the section on Governance and post model adjustments for further details.  All movements are captured monthly and aggregated. Interest suspended post default is included within Stage 3 ECL with the movement in the value of suspended interest during the year reported under currency translation and other adjustments. Stage 1 Stage 2 Stage 3 Total Financial Financial Financial Financial assets ECL assets ECL assets ECL assets ECL NatWest Group total £m £m £m £m £m £m £m £m At 1 January 2022 546,178 302 35,557 1,478 5,238 2,026 586,973 3,806 Currency translation and other adjustments 6,129 — 144 3 56 33 6,329 36 Transfers from Stage 1 to Stage 2 (55,848) (226) 55,848 226 — — — — Transfers from Stage 2 to Stage 1 31,657 827 (31,657) (827) — — — — Transfers to Stage 3 (621) (4) (3,679) (265) 4,300 269 — — Transfers from Stage 3 485 34 842 77 (1,327) (111) — — Net re-measurement of ECL on stage transfer (701) 1,090 — 352 741 Changes in risk parameters 286 (399) — 140 27 Other changes in net exposure (12,164) 125 (7,911) (293) (1,969) (96) (22,044) (264) Other (P&L only items) — (5) — (162) (167) Income statement (releases)/charges (290) 393 234 337 Transfers to disposal groups and fair value (8,277) (11) (657) (42) (590) (286) (9,524) (339) Amounts written-off — — (5) (5) (477) (477) (482) (482) Unwinding of discount — — — (91) (91) At 31 December 2022 507,539 632 48,482 1,043 5,231 1,759 561,252 3,434 Net carrying amount 506,907 47,439 3,472 557,818 At 1 January 2021 446,666 519 81,667 3,081 6,524 2,586 534,857 6,186 2021 movements 99,512 (217) (46,110) (1,603) (1,286) (560) 52,116 (2,380) At 31 December 2021 546,178 302 35,557 1,478 5,238 2,026 586,973 3,806 Net carrying amount 545,876 34,079 3,212 583,167 212 NatWest Group | 2022 Annual Report on Form 20-F

Risk and capital management *continued*

Credit risk – Banking activities continued

Flow statements (audited)

	Stage 1		Stage 2		Stage 3		Total	
Retail Banking - mortgages	Financial assets £m	ECL £m	Financial assets £m	ECL £m	Financial assets £m	ECL £m	Financial assets £m	ECL £m
At 1 January 2022	159,966	24	10,748	155	1,267	250	171,981	429
Currency translation and other adjustments	—	—	—	—	10	8	10	8
Transfers from Stage 1 to Stage 2	(18,858)	(9)	18,858	9	—	—	—	—
Transfers from Stage 2 to Stage 1	8,261	69	(8,261)	(69)	—	—	—	—
Transfers to Stage 3	(53)	—	(1,286)	(36)	1,339	36	—	—
Transfers from Stage 3	42	1	395	18	(437)	(19)	—	—
Net re-measurement of ECL on stage transfer		(66)		95		(13)		16
Changes in risk parameters		59		(93)		32		(2)
Other changes in net exposure	15,906	1	(1,622)	(17)	(389)	(11)	13,895	(27)
Other (P&L only items)		—		(2)		(62)		(64)
Income statement (releases)/charges		(6)		(17)		(54)		(77)
Amounts written-off	—	—	(1)	(1)	(28)	(28)	(29)	(29)
Unwinding of discount		—		—		(40)		(40)
At 31 December 2022	165,264	79	18,831	61	1,762	215	185,857	355
Net carrying amount	165,185		18,770		1,547		185,502	
At 1 January 2021	132,390	23	28,079	227	1,291	236	161,760	486
2021 movements	27,576	1	(17,331)	(72)	(24)	14	10,221	(57)
At 31 December 2021	159,966	24	10,748	155	1,267	250	171,981	429
Net carrying amount	159,942		10,593		1,017		171,552	

- Despite the strong portfolio growth during 2022, ECL levels for mortgages reduced during the year, primarily as a result of stable portfolio performance alongside the implementation of new IFRS 9 models in Q1 2022.
- More specifically, in H1 2022, strong credit performance resulted in the migration of assets from Stage 2 into Stage 1, with an associated decrease from lifetime ECL to a 12 month ECL. ECL levels increased in the second half of the year as the portfolio continued to grow and the economic outlook deteriorated, increasing IFRS 9 PDs and the level of migrations from Stage 1 into Stage 2.
- The economic uncertainty post model adjustment allocated more ECL to Stage 1 given the forward-looking nature of the inflation threat on customer affordability, whereas the previous COVID-19 post model adjustment was focused on Stage 2 (for example, high risk payment holiday cases migrated into Stage 2). Refer to the Governance and post model adjustments section for more information.
- The Stage 3 inflow was amplified by the adoption of the new regulatory definition of default in January 2022. However, Stage 3 ECL levels decreased since 31 December 2021, primarily due to reduced LGD estimates as a result of the new model implementation in Q1 2022 alongside stable underlying default levels. The relatively small ECL cost for net re-measurement on stage transfer included the effect of risk targeted ECL adjustments, when previously in Stage 2. Refer to the Governance and post model adjustments section for further details.
- Write-off typically occurs once the repossessed property has been sold and there is a residual shortfall balance remaining outstanding. This would typically be within five years from default but can be longer.

NatWest Group | 2022 Annual Report on Form 20-F 213

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 228 Financial statements Strategic report Governance Risk and capital management Additional information Financial review Credit risk – Banking activities continued Flow statements (audited) Stage 1 Stage 2 Stage 3 Total Financial Financial Financial Financial assets ECL assets ECL assets ECL assets ECL Retail Banking - credit cards £m £m £m £m £m £m £m £m At 1 January 2022 2,740 58 947 141 91 60 3,778 259 Currency translation and other adjustments — — — — 1 1 1 1 Transfers from Stage 1 to Stage 2 (1,278) (41) 1,278 41 — — — — Transfers from Stage 2 to Stage 1 942 101 (942) (101) — — — — Transfers to Stage 3 (23) (1) (102) (42) 125 43 — — Transfers from Stage 3 2 1 9 3 (11) (4) — — Net re-measurement of ECL on stage transfer (64) 161 29 126 Changes in risk parameters 7 (29) 15 (7) Other changes in net exposure 679 — (92) (54) (27) (1) 560 (55) Other (P&L only items) — — (6) (6) Income statement (releases)/charges (57) 78 37 58 Amounts written-off — — — — (66) (66) (66) (66) Unwinding of discount — — (6) (6) At 31 December 2022 3,062 61 1,098 120 113 71 4,273 252 Net carrying amount 3,001 978 42 4,021 At 1 January 2021 2,250 52 1,384 220 114 75 3,748 347 2021 movements 490 6 (437) (79) (23) (15) 30 (88) At 31 December 2021 2,740 58 947 141 91 60 3,778 259 Net carrying amount 2,682 806 31 3,519  ECL remained broadly stable during 2022 reflecting stable portfolio performance and the unwind of ECL held for COVID-19 related risks in the first half of the year that resulted in reduced levels of SICR identification and ECL requirement. In addition, a new credit card PD model implementation resulted in a net ECL decrease of £26 million. This is included in changes in risk parameters for Stage 1 and Stage 2.  Similar to mortgages, ECL levels increased in the second half of the year as the economic outlook deteriorated, increasing IFRS 9 PDs and the level of migrations from Stage 1 into Stage 2.  Credit card balances grew since 31 December 2021, in line with industry trends in the UK, as unsecured borrowing demand increased.  Reflecting the strong credit performance observed during 2022, Stage 3 inflows remained subdued and the effect of the adoption of the new regulatory definition of default was minimal for credit cards.  Charge-off (analogous to partial write-off) typically occurs after 12 missed payments. 214 NatWest Group | 2022 Annual Report on Form 20-F

Risk and capital management *continued*

Credit risk – Banking activities continued

Flow statements (audited)

Retail Banking - other personal unsecured	Stage 1 Financial assets £m	Stage 1 ECL £m	Stage 2 Financial assets £m	Stage 2 ECL £m	Stage 3 Financial assets £m	Stage 3 ECL £m	Total Financial assets £m	Total ECL £m
At 1 January 2022	4,548	52	1,967	294	629	540	7,144	886
Currency translation and other adjustments	—	—	—	(1)	9	10	9	9
Transfers from Stage 1 to Stage 2	(2,797)	(85)	2,797	85	—	—	—	—
Transfers from Stage 2 to Stage 1	1,948	225	(1,948)	(225)	—	—	—	—
Transfers to Stage 3	(40)	(1)	(356)	(111)	396	112	—	—
Transfers from Stage 3	5	3	39	20	(44)	(23)	—	—
Net re-measurement of ECL on stage transfer		(177)		296		115		234
Changes in risk parameters		38		(34)		35		39
Other changes in net exposure	1,120	56	(471)	(55)	(90)	(26)	559	(25)
Other (P&L only items)		—		—		—		—
Income statement (releases)/charges		(83)		207		124		248
Amounts written-off	—	—	—	—	(121)	(121)	(121)	(121)
Unwinding of discount		—		—		(11)		(11)
At 31 December 2022	4,784	111	2,028	269	779	631	7,591	1,011
Net carrying amount	4,673		1,759		148		6,580	
At 1 January 2021	3,385	59	3,487	450	596	495	7,468	1,004
2021 movements	1,163	(7)	(1,520)	(156)	33	45	(324)	(118)
At 31 December 2021	4,548	52	1,967	294	629	540	7,144	886
Net carrying amount	4,496		1,673		89		6,258	

- Overall, there was a modest ECL increase, mainly due to portfolio growth in the personal loan portfolio during 2022 and Stage 3 ECL, linked to the adoption of the new regulatory definition of default in January 2022, with underlying Stage 3 inflows remaining stable.
- Similar to the other personal portfolios, after reductions in the first half of the year, Stage 2 ECL levels increased in the second half of the year as the economic outlook deteriorated, increasing IFRS 9 PDs and the level of migrations from Stage 1 into Stage 2.
- Unsecured retail lending balances grew since 31 December 2021, in line with industry trends in the UK, as unsecured borrowing demand increased.
- Write-off occurs once recovery activity with the customer has been concluded or there are no further recoveries expected, but no later than six years after default.

NatWest Group | 2022 Annual Report on Form 20-F 215

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 230 Financial statements Strategic report Governance Risk and capital management Additional information Financial review Credit risk – Banking activities continued Flow statements (audited) Stage 1 Stage 2 Stage 3 Total Financial Financial Financial Financial assets ECL assets ECL assets ECL assets ECL Commercial & Institutional total £m £m £m £m £m £m £m £m At 1 January 2022 152,224 129 19,731 785 2,155 750 174,110 1,664 Currency translation and other adjustments 3,336 (1) 146 (1) 23 4 3,505 2 Inter-group transfers — — — — — — — — Transfers from Stage 1 to Stage 2 (30,103) (80) 30,103 80 — — — — Transfers from Stage 2 to Stage 1 18,729 400 (18,729) (400) — — — — Transfers to Stage 3 (232) (1) (1,667) (65) 1,899 66 — — Transfers from Stage 3 217 29 194 27 (411) (56) — — Net re-measurement of ECL on stage transfer (371) 505 212 346 Changes in risk parameters 172 (256) 68 (16) Other changes in net exposure 16,181 65 (5,063) (137) (1,248) (48) 9,870 (120) Other (P&L only items) (1) (4) (83) (88) Income statement (releases)/charges (135) 108 149 122 Amounts written-off — — (4) (4) (220) (220) (224) (224) Unwinding of discount — — (29) (29) At 31 December 2022 160,352 342 24,711 534 2,198 747 187,261 1,623 Net carrying amount 160,010 24,177 1,451 185,638 At 1 January 2021 131,307 296 42,290 1,836 2,998 1,249 176,595 3,381 2021 movements 20,917 (167) (22,559) (1,051) (843) (499) (2,485) (1,717) At 31 December 2021 152,224 129 19,731 785 2,155 750 174,110 1,664 Net carrying amount 152,095 18,946 1,405 172,446 (1) Flows relating to the SME portion of Commercial & Institutional is included in the relevant sector sub-sector tables.  Exposure growth was mainly due to increased exposure to larger corporate customers and financial institutions, notably leveraged funds, information technology, telecommunications and power utilities.  Stage 1 and Stage 2 ECL levels increased in the second half of the year as the economic outlook deteriorated, increasing IFRS 9 PDs and the level of migrations from Stage 1 into Stage 2.  Stage 2 ECL increases were more than offset by reductions in post model adjustments.  There were significant flows into Stage 3 due to defaults on government scheme lending, principally BBLS, with exposure reductions where payments on guarantees have been received. 216 NatWest Group | 2022 Annual Report on Form 20-F

Risk and capital management *continued*

Credit risk – Banking activities continued

Flow statements (audited)

	Stage 1		Stage 2		Stage 3		Total	
	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL
Commercial & Institutional - corporate	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2022	49,066	91	15,305	643	1,378	527	65,749	1,261
Currency translation and other adjustments	656	—	124	(1)	18	7	798	6
Inter-group transfers	—	1	—	(3)	—	—	—	(2)
Transfers from Stage 1 to Stage 2	(21,063)	(60)	21,063	60	—	—	—	—
Transfers from Stage 2 to Stage 1	13,594	305	(13,594)	(305)	—	—	—	—
Transfers to Stage 3	(161)	(1)	(1,143)	(49)	1,304	50	—	—
Transfers from Stage 3	117	23	126	21	(243)	(44)	—	—
Net re-measurement of ECL on stage transfer		(283)		389		157		263
Changes in risk parameters		95		(223)		(2)		(130)
Other changes in net exposure	7,079	39	(3,098)	(105)	(906)	(30)	3,075	(96)
Other (P&L only items)		—		(2)		(77)		(79)
Income statement (releases)/charges		(149)		59		48		(42)
Amounts written-off	—	—	(4)	(4)	(154)	(154)	(158)	(158)
Unwinding of discount		—		—		(14)		(14)
At 31 December 2022	49,288	210	18,779	423	1,397	497	69,464	1,130
Net carrying amount	49,078		18,356		900		68,334	

- Exposure growth was driven by increased exposure to larger corporate customers, information technology, telecommunications and power utilities.
- Stage 1 and Stage 2 ECL levels increased in the second half of the year as the economic outlook deteriorated, increasing IFRS 9 PDs and the level of migrations from Stage 1 into Stage 2.
- Stage 2 ECL increases were more than offset by reductions in post model adjustments.
- There were significant flows into Stage 3 due to defaults on government scheme lending, principally BBLS, with exposure reductions where payments on guarantees have been received.

NatWest Group | 2022 Annual Report on Form 20-F 217

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 232 Financial statements Strategic report Governance Risk and capital management Additional information Financial review Credit risk – Banking activities continued Flow statements (audited) Stage 1 Stage 2 Stage 3 Total Financial Financial Financial Financial assets ECL assets ECL assets ECL assets ECL Commercial & Institutional - property £m £m £m £m £m £m £m £m At 1 January 2022 26,991 22 3,128 99 678 208 30,797 329 Currency translation and other adjustments 29 1 — — — (9) 29 (8) Inter-group transfers — (1) — — — — — (1) Transfers from Stage 1 to Stage 2 (5,654) (17) 5,654 17 — — — — Transfers from Stage 2 to Stage 1 2,672 47 (2,672) (47) — — — — Transfers to Stage 3 (49) — (431) (16) 480 16 — — Transfers from Stage 3 56 6 61 6 (117) (12) — — Net re-measurement of ECL on stage transfer (46) 94 44 92 Changes in risk parameters 71 (27) 28 72 Other changes in net exposure 2,089 17 (1,439) (30) (375) (18) 275 (31) Other (P&L only items) (1) — (7) (8) Income statement (releases)/charges 41 37 47 125 Amounts written-off — — — — (24) (24) (24) (24) Unwinding of discount — — (13) (13) At 31 December 2022 26,134 100 4,301 96 642 220 31,077 416 Net carrying amount 26,034 4,205 422 30,661  Stage 1 and Stage 2 ECL levels increased in the second half of the year as the economic outlook deteriorated, increasing IFRS 9 PDs and the level of migrations from Stage 1 into Stage 2.  Stage 2 ECL increases were partially offset by reductions in post model adjustments.  There were significant flows into Stage 3 due to defaults on government scheme lending, principally BBLS, with exposure reductions where payments on guarantees have been received. 218 NatWest Group | 2022 Annual Report on Form 20-F

Risk and capital management *continued*

Credit risk – Banking activities continued

Flow statements (audited)

	Stage 1		Stage 2		Stage 3		Total	
	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL
Commercial & Institutional - other	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2022	76,167	16	1,298	43	99	15	77,564	74
Currency translation and other adjustments	2,649	—	22	—	5	4	2,676	4
Inter-group transfers	—	(1)	—	5	—	(2)	—	2
Transfers from Stage 1 to Stage 2	(3,387)	(4)	3,387	4	—	—	—	—
Transfers from Stage 2 to Stage 1	2,464	48	(2,464)	(48)	—	—	—	—
Transfers to Stage 3	(21)	—	(93)	(1)	114	1	—	—
Transfers from Stage 3	45	—	7	—	(52)	—	—	—
Net re-measurement of ECL on stage transfer		(43)		22		12		(9)
Changes in risk parameters		7		(6)		41		42
Other changes in net exposure	7,013	9	(526)	(4)	34	(1)	6,521	4
Other (P&L only items)		—		—		2		2
Income statement (releases)/charges		(27)		12		54		39
Amounts written-off	—	—	—	—	(41)	(41)	(41)	(41)
Unwinding of discount		—		—		(1)		(1)
At 31 December 2022	84,930	32	1,631	15	159	30	86,720	77
Net carrying amount	84,898		1,616		129		86,643	

(1) Commercial & Institutional other includes FIs, Sovereigns, and non-wholesale elements of Commercial & Institutional.

- Stage 1 and Stage 2 ECL levels increased in the second half of the year as the economic outlook deteriorated, increasing IFRS 9 PDs and the level of migrations from Stage 1 into Stage 2.
- Stage 2 ECL increases were more than offset by reductions in post model adjustments.
- The reduction in post model adjustments more than offset ECL increases from deteriorating economics.

NatWest Group | 2022 Annual Report on Form 20-F 219

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 234 Financial statements Strategic report Governance Risk and capital management Additional information Financial review Credit risk – Banking activities continued Stage 2 decomposition – arrears status and contributing factors The tables below show Stage 2 decomposition for the Personal and Wholesale portfolios. UK mortgages Credit cards Other Total Loans ECL Loans ECL Loans ECL Loans ECL 2022 £m £m £m £m £m £m £m £m Personal Currently >30 DPD 205 1 10 5 52 18 267 24 Currently <=30 DPD 18,582 61 1,066 117 1,939 264 21,587 442 - PD deterioration 16,342 56 805 97 1,093 150 18,240 303 - PD persistence 867 2 200 13 185 16 1,252 31 - Other driver (adverse credit, forbearance etc) 1,373 3 61 7 661 98 2,095 108 Total Stage 2 18,787 62 1,076 122 1,991 282 21,854 466 2021 Personal Currently >30 DPD 397 9 11 6 88 16 496 31 Currently <=30 DPD 10,593 148 922 135 2,412 300 13,927 583 - PD deterioration 2,400 56 549 96 1,028 178 3,977 330 - PD persistence 3,088 38 270 23 791 92 4,149 153 - Other driver (adverse credit, forbearance etc) 5,105 54 103 16 593 30 5,801 100 Total Stage 2 10,990 157 933 141 2,500 316 14,423 614  The deterioration in economic outlook during the second half of the year resulted in increased account level IFRS 9 PDs at the year end. Consequently, compared to 2021, a larger proportion of accounts exhibited significant PD deterioration causing Stage 2 exposures to increase significantly since 30 June 2022.  Higher risk Personal customers who had accessed COVID-19 payment holiday support are no longer collectively migrated into Stage 2 with the focus of high risk segment monitoring now shifting to the effects of a high inflation environment on customers. In UK mortgages at 31 December 2021, approximately £0.8 billion of exposures were previously collectively migrated from Stage 1 into Stage 2.  Accounts that are less than 30 days past due continue to represent the vast majority of the Stage 2 population. As expected, ECL coverage was higher in accounts that were more than 30 days past due than those in Stage 2 for other reasons. Property Corporate Financial institutions Sovereign Total Loans ECL Loans ECL Loans ECL Loans ECL Loans ECL 2022 £m £m £m £m £m £m £m £m £m £m Wholesale Currently >30 DPD 259 3 476 11 3 — 7 — 745 14 Currently <=30 DPD 4,057 102 18,677 446 1,350 14 150 1 24,234 563 - PD deterioration 2,739 68 15,399 351 1,230 10 79 — 19,447 429 - PD persistence 87 3 263 9 5 — — — 355 12 - Other driver (forbearance, RoCL etc) 1,231 31 3,015 86 115 4 71 1 4,432 122 Total Stage 2 4,316 105 19,153 457 1,353 14 157 1 24,979 577 2021 Wholesale Currently >30 DPD 239 3 390 8 19 — — — 648 11 Currently <=30 DPD 2,862 108 15,214 705 713 39 121 1 18,910 853 - PD deterioration 896 57 10,391 549 595 36 84 1 11,966 643 - PD persistence 139 8 552 32 6 — 1 — 698 40 - Other driver (forbearance, RoCL etc) 1,827 43 4,271 124 112 3 36 — 6,246 170 Total Stage 2 3,101 111 15,604 713 732 39 121 1 19,558 864  The deteriorating economic outlook, including lower growth in GDP and the stock index as well as a reduction in commercial real estate prices, resulted in a significant increase in IFRS 9 PDs. Consequently, compared to 2021, a larger proportion of exposure exhibited a SICR and migrated into Stage 2, resulting in an increase in Stage 2 exposure.  PD deterioration remained the primary trigger for identifying a SICR and Stage 2 treatment, proportionally increasing due to the deteriorating economic outlook.  There was a decrease in Risk of Credit Loss partially due to PD deterioration being the primary trigger. Overall, there was a decrease in flows on to the Risk of Credit Loss framework, although inflows into the framework began to increase in Q4 2022. Risk and capital management continued NatWest Group Annual Report and Accounts 2022 234 Financial statements Strategic report Governance Risk and capital management Additional information Financial review Credit risk – Banking activities continued Stage 2 decomposition – arrears status and contributing factors The tables below show Stage 2 decomposition for the Personal and Wholesale portfolios. UK mortgages Credit cards Other Total Loans ECL Loans ECL Loans ECL Loans ECL 2022 £m £m £m £m £m £m £m £m Personal Currently >30 DPD 205 1 10 5 52 18 267 24 Currently <=30 DPD 18,582 61 1,066 117 1,939 264 21,587 442 - PD deterioration 16,342 56 805 97 1,093 150 18,240 303 - PD persistence 867 2 200 13 185 16 1,252 31 - Other driver (adverse credit, forbearance etc) 1,373 3 61 7 661 98 2,095 108 Total Stage 2 18,787 62 1,076 122 1,991 282 21,854 466 2021 Personal Currently >30 DPD 397 9 11 6 88 16 496 31 Currently <=30 DPD 10,593 148 922 135 2,412 300 13,927 583 - PD deterioration 2,400 56 549 96 1,028 178 3,977 330 - PD persistence 3,088 38 270 23 791 92 4,149 153 - Other driver (adverse credit, forbearance etc) 5,105 54 103 16 593 30 5,801 100 Total Stage 2 10,990 157 933 141 2,500 316 14,423 614  The deterioration in economic outlook during the second half of the year resulted in increased account level IFRS 9 PDs at the year end. Consequently, compared to 2021, a larger proportion of accounts exhibited significant PD deterioration causing Stage 2 exposures to increase significantly since 30 June 2022.  Higher risk Personal customers who had accessed COVID-19 payment holiday support are no longer collectively migrated into Stage 2 with the focus of high risk segment monitoring now shifting to the effects of a high inflation environment on customers. In UK mortgages at 31 December 2021, approximately £0.8 billion of exposures were previously collectively migrated from Stage 1 into Stage 2.  Accounts that are less than 30 days past due continue to represent the vast majority of the Stage 2 population. As expected, ECL coverage was higher in accounts that were more than 30 days past due than those in Stage 2 for other reasons. Property Corporate Financial institutions Sovereign Total Loans ECL Loans ECL Loans ECL Loans ECL Loans ECL 2022 £m £m £m £m £m £m £m £m £m £m Wholesale Currently >30 DPD 259 3 476 11 3 — 7 — 745 14 Currently <=30 DPD 4,057 102 18,677 446 1,350 14 150 1 24,234 563 - PD deterioration 2,739 68 15,399 351 1,230 10 79 — 19,447 429 - PD persistence 87 3 263 9 5 — — — 355 12 - Other driver (forbearance, RoCL etc) 1,231 31 3,015 86 115 4 71 1 4,432 122 Total Stage 2 4,316 105 19,153 457 1,353 14 157 1 24,979 577 2021 Wholesale Currently >30 DPD 239 3 390 8 19 — — — 648 11 Currently <=30 DPD 2,862 108 15,214 705 713 39 121 1 18,910 853 - PD deterioration 896 57 10,391 549 595 36 84 1 11,966 643 - PD persistence 139 8 552 32 6 — 1 — 698 40 - Other driver (forbearance, RoCL etc) 1,827 43 4,271 124 112 3 36 — 6,246 170 Total Stage 2 3,101 111 15,604 713 732 39 121 1 19,558 864  The deteriorating economic outlook, including lower growth in GDP and the stock index as well as a reduction in commercial real estate prices, resulted in a significant increase in IFRS 9 PDs. Consequently, compared to 2021, a larger proportion of exposure exhibited a SICR and migrated into Stage 2, resulting in an increase in Stage 2 exposure.  PD deterioration remained the primary trigger for identifying a SICR and Stage 2 treatment, proportionally increasing due to the deteriorating economic outlook.  There was a decrease in Risk of Credit Loss partially due to PD deterioration being the primary trigger. Overall, there was a decrease in flows on to the Risk of Credit Loss framework, although inflows into the framework began to increase in Q4 2022. 220 NatWest Group | 2022 Annual Report on Form 20-F

Risk and capital management *continued*

Credit risk – Banking activities continued

Stage 2 decomposition – by a significant increase in credit risk trigger

	UK mortgages		Credit cards		Other		Total	
2022	£m	%	£m	%	£m	%	£m	%
Personal trigger (1)								
PD movement	16,477	87.7	814	75.7	1,129	56.7	18,420	84.3
PD persistence	866	4.6	200	18.6	186	9.3	1,252	5.7
Adverse credit bureau recorded with credit reference agency	929	4.9	52	4.8	96	4.8	1,077	4.9
Forbearance support provided	101	0.5	1	0.1	17	0.9	119	0.5
Customers in collections	153	0.8	2	0.2	4	0.2	159	0.7
Collective SICR and other reasons (2)	195	1.0	7	0.7	546	27.4	748	3.4
Days past due >30	66	0.4	—	—	13	0.7	79	0.4
	18,787	100.0	1,076	100.0	1,991	100.0	21,854	100.0
2021								
Personal trigger (1)								
PD movement	2,707	24.6	560	60.1	1,091	43.6	4,358	30.2
PD persistence	3,103	28.2	270	28.9	792	31.7	4,165	28.9
Adverse credit bureau recorded with credit reference agency	3,657	33.3	60	6.4	73	2.9	3,790	26.3
Forbearance support provided	178	1.6	2	0.2	34	1.4	214	1.5
Customers in collections	82	0.8	3	0.3	48	1.9	133	0.9
Collective SICR and other reasons (2)	1,197	10.9	38	4.1	455	18.2	1,690	11.7
Days past due >30	66	0.6	—	—	7	0.3	73	0.5
	10,990	100	933	100	2,500	100	14,423	100

For the notes to this table refer to the following page.

- During the first half of the year, the stable credit performance of the portfolio resulted in either decreased or stable account level IFRS 9 PDs for most products. UK mortgages was the exception, where the implementation of a new IFRS 9 PD model in Q1 2022 increased the proportion of accounts exhibiting significant PD deterioration.
- However, in the second half of the year, the economic uncertainty and high inflation environment, which is reflected in the recent updates to the IFRS 9 MES scenarios, resulted in PDs increasing again. This is reflected both in an increase in Stage 2 across all products compared to 31 December 2021 and an increased proportion of Stage 2 driven by PD deterioration.
- Personal customers who had accessed COVID-19 payment holiday support, and where their risk profile was identified as relatively high risk are no longer collectively migrated into Stage 2, given the lack of default emergence from these segments and with the focus of high risk segment monitoring now shifting to the effects of a high inflation environment on customers. In UK mortgages at 31 December 2021, approximately £0.8 billion of exposures were previously collectively migrated from Stage 1 into Stage 2.

NatWest Group | 2022 Annual Report on Form 20-F 221

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 236 Financial statements Strategic report Governance Risk and capital management Additional information Financial review Credit risk – Banking activities continued Stage 2 decomposition – by a significant increase in credit risk trigger continued Property Corporate Financial institutions Sovereign Total 2022 £m % £m % £m % £m % £m % Wholesale trigger (1) PD movement 2,807 65.0 15,645 81.7 1,231 91.0 79 50.3 19,762 79.2 PD persistence 88 2.0 263 1.4 5 0.4 — — 356 1.4 Risk of Credit Loss 618 14.4 1,587 8.3 32 2.4 55 35.0 2,292 9.2 Forbearance support provided 44 1.0 473 2.5 19 1.4 — — 536 2.1 Customers in collections 13 0.3 44 0.2 — — — — 57 0.2 Collective SICR and other reasons (2) 575 13.3 946 4.9 64 4.7 16 10.2 1,601 6.4 Days past due >30 171 4.0 195 1.0 2 0.1 7 4.5 375 1.5 4,316 100.0 19,153 100.0 1,353 100.0 157 100.0 24,979 100.0 2021 Wholesale trigger (1) PD movement 942 30.3 10,553 67.7 595 81.3 84 69.4 12,174 62.2 PD persistence 139 4.5 553 3.5 6 0.8 1 0.8 699 3.6 Risk of Credit Loss 962 31.0 2,626 16.8 71 9.7 34 28.1 3,693 18.9 Forbearance support provided 101 3.3 489 3.1 6 0.8 — — 596 3.0 Customers in collections 27 0.9 88 0.6 1 0.1 — — 116 0.6 Collective SICR and other reasons (2) 762 24.6 1,189 7.6 35 4.8 2 1.7 1,988 10.2 Days past due >30 168 5.4 106 0.7 18 2.5 — — 292 1.5 3,101 100 15,604 100 732 100 121 100 19,558 100 (1) The table is prepared on a hierarchical basis from top to bottom, for example, accounts with PD deterioration may also trigger backstop(s) but are only reported under PD deterioration. (2) Includes cases where a PD assessment cannot be made and accounts where the PD has deteriorated beyond a prescribed backstop threshold aligned to risk management practices.  PD deterioration continued to be the primary trigger of migration of exposures from Stage 1 into Stage 2. There was an increase in cases triggering PD deterioration reflecting the deteriorating economic outlook.  Moving exposures on to the Risk of Credit Loss framework remained an important backstop indicator of a SICR. The exposures classified under the Stage 2 Risk of Credit Loss framework decreased over the period due to the increase in PD deterioration.  PD persistence related to the Business Banking portfolio only. A reduction in PDs in 2021 meant that some Business Banking customers returned to Stage 1 in early 2022, although a number of these customers returned through PD movement in the second half of the year due to the deteriorating economic outlook. Stage 3 vintage analysis The table below shows estimated vintage analysis of the material Stage 3 portfolios. 2022 2021 Retail Banking Retail Banking mortgages Wholesale mortgages Wholesale Stage 3 loans (£bn) 1.7 2.5 1.2 2.1 Vintage (time in default): <1 year 43% 29% 26% 19% 1-3 years 26% 12% 30% 20% 3-5 years 12% 7% 13% 7% 5-10 years 9% 52% 17% 54% >10 years 10% — 14% 100% 100% 100% 100%  Retail Banking mortgages – The increase in the proportion of loans in Stage 3 for less than one year was mainly due to the adoption of the new regulatory definition of default in January 2022.  Wholesale – Exposures which were in Stage 3 for in excess of five years, were mainly related to customers being in a protracted formal insolvency process or subject to litigation or a complaints process. 222 NatWest Group | 2022 Annual Report on Form 20-F

Risk and capital management *continued*

Credit risk – Banking activities continued

Asset quality (audited)

The table below shows asset quality bands of gross loans and ECL, by stage, for the Personal portfolio.

	Gross loans				ECL provisions				ECL provisions coverage			
2022	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 1 %	Stage 2 %	Stage 3 %	Total %
UK mortgages												
AQ1-AQ4	116,559	9,208	—	125,767	45	24	—	69	0.04	0.26	—	0.05
AQ5-AQ8	65,510	8,962	—	74,472	36	34	—	70	0.1	0.4	—	0.1
AQ9	176	617	—	793	—	4	—	4	—	0.7	—	0.5
AQ10	—	—	1,925	1,925	—	—	233	233	—	—	12.1	12.1
	182,245	18,787	1,925	202,957	81	62	233	376	0.0	0.3	12.1	0.2
RoI mortgages												
AQ1-AQ4	—	—	—	—	—	—	—	—	—	—	—	—
AQ5-AQ8	—	—	—	—	—	—	—	—	—	—	—	—
AQ9	—	—	—	—	—	—	—	—	—	—	—	—
AQ10	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
Credit cards												
AQ1-AQ4	98	—	—	98	—	—	—	—	—	—	—	—
AQ5-AQ8	3,172	1,036	—	4,208	61	112	—	173	1.9	10.8	—	4.1
AQ9	5	40	—	45	1	10	—	11	20.0	25.0	—	24.4
AQ10	—	—	109	109	—	—	73	73	—	—	67.0	67.0
	3,275	1,076	109	4,460	62	122	73	257	1.9	11.3	67.0	5.8
Other personal												
AQ1-AQ4	1,047	128	—	1,175	11	17	—	28	1.1	13.3	—	2.4
AQ5-AQ8	5,843	1,732	—	7,575	104	224	—	328	1.8	12.9	—	4.3
AQ9	28	131	—	159	2	41	—	43	7.1	31.3	—	27.0
AQ10	—	—	797	797	—	—	651	651	—	—	81.7	81.7
	6,918	1,991	797	9,706	117	282	651	1,050	1.7	14.2	81.7	10.8
Total												
AQ1-AQ4	117,704	9,336	—	127,040	56	41	—	97	0.1	0.4	—	0.1
AQ5-AQ8	74,525	11,730	—	86,255	201	370	—	571	0.3	3.2	—	0.7
AQ9	209	788	—	997	3	55	—	58	1.4	7.0	—	5.8
AQ10	—	—	2,831	2,831	—	—	957	957	—	—	33.8	33.8
	192,438	21,854	2,831	217,123	260	466	957	1,683	0.1	2.1	33.8	0.8

NatWest Group | 2022 Annual Report on Form 20-F 223

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 238 Financial statements Strategic report Governance Risk and capital management Additional information Financial review Credit risk – Banking activities continued Asset quality (audited) Gross loans ECL provisions ECL provisions coverage Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total 2021 £m £m £m £m £m £m £m £m % % % % UK mortgages AQ1-AQ4 93,956 3,157 — 97,113 8 40 — 48 0.01 1.27 — 0.05 AQ5-AQ8 81,160 7,325 — 88,485 17 103 — 120 0.02 1.41 — 0.14 AQ9 290 508 — 798 — 14 — 14 — 2.76 — 1.75 AQ10 — — 1,451 1,451 — — 269 269 — — 18.54 18.54 175,406 10,990 1,451 187,847 25 157 269 451 0.01 1.43 18.54 0.24 RoI mortgages AQ1-AQ4 3,669 226 — 3,895 5 5 — 10 0.14 2.21 — 0.26 AQ5-AQ8 1,335 176 — 1,511 2 6 — 8 0.15 3.41 — 0.53 AQ9 8 151 — 159 — 6 — 6 — 3.97 — 3.77 AQ10 — — 599 599 — — 293 293 — — 48.91 48.91 5,012 553 599 6,164 7 17 293 317 0.14 3.07 48.91 5.14 Credit cards AQ1-AQ4 44 1 — 45 1 — — 1 2.27 — — 2.22 AQ5-AQ8 2,874 894 — 3,768 58 130 — 188 2.02 14.54 — 4.99 AQ9 6 38 — 44 — 11 — 11 — 28.95 — 25.00 AQ10 — — 90 90 — — 60 60 — — 66.67 66.67 2,924 933 90 3,947 59 141 60 260 2.02 15.11 66.67 6.59 Other personal AQ1-AQ4 831 88 — 919 6 19 — 25 0.72 21.59 — 2.72 AQ5-AQ8 5,950 1,723 — 7,673 51 243 — 294 0.86 14.10 — 3.83 AQ9 52 136 — 188 1 37 — 38 1.92 27.21 — 20.21 AQ10 — — 642 642 — — 557 557 — — 86.76 86.76 6,833 1,947 642 9,422 58 299 557 914 0.85 15.36 86.76 9.70 Total personal AQ1-AQ4 98,500 3,472 — 101,972 20 64 — 84 0.02 1.84 — 0.08 AQ5-AQ8 91,319 10,118 — 101,437 128 482 — 610 0.14 4.76 — 0.60 AQ9 356 833 — 1,189 1 68 — 69 0.28 8.16 — 5.80 AQ10 — — 2,782 2,782 — — 1,179 1,179 — — 42.38 42.38 190,175 14,423 2,782 207,380 149 614 1,179 1,942 0.08 4.26 42.38 0.94  In the Personal portfolio, the asset quality distribution improved overall with high quality new business written during 2022 and existing portfolio quality being maintained.  The majority of exposures were in AQ1-AQ4, with a significant proportion in AQ5-AQ8. As expected, mortgage exposures have a higher proportion in AQ1-AQ4 than unsecured borrowing.  The increase in AQ10/Stage 3 balances was mainly because of the IFRS 9 alignment to the new regulatory default definition, implemented on 1 January 2022. This change resulted in an increase in Stage 3 exposures of approximately £0.7 billion, mostly in mortgages.  In other Personal, the relatively high level of exposures in AQ10 reflected that impaired assets can be held on the balance sheet, with commensurate ECL provision for up to six years after default.  ECL provisions coverage shows the expected trend with increased coverage in the weaker asset quality bands, and also by stage.  Across the majority of asset quality bands, migration from Stage 1 into Stage 2 was observed as the effect of updated economic scenarios increased IFRS 9 PDs and therefore Stage 2 exposure. 224 NatWest Group | 2022 Annual Report on Form 20-F

Risk and capital management *continued*

Credit risk – Banking activities continued

Asset quality (audited)

The table below shows asset quality bands of gross loans and ECL, by stage, for the Wholesale portfolio.

	Gross loans				ECL provisions				ECL provisions coverage			
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
2022	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Property												
AQ1-AQ4	14,818	600	—	15,418	17	4	—	21	0.11	0.67	—	0.14
AQ5-AQ8	12,712	3,618	—	16,330	90	95	—	185	0.7	2.6	—	1.1
AQ9	12	98	—	110	—	6	—	6	—	6.1	—	5.5
AQ10	—	—	716	716	—	—	229	229	—	—	32.0	32.0
	27,542	4,316	716	32,574	107	105	229	441	0.4	2.4	32.0	1.4
Corporate												
AQ1-AQ4	17,447	5,184	—	22,631	23	37	—	60	0.1	0.7	—	0.3
AQ5-AQ8	35,567	13,643	—	49,210	195	398	—	593	0.6	2.9	—	1.2
AQ9	34	326	—	360	—	22	—	22	—	6.8	—	6.1
AQ10	—	—	1,476	1,476	—	—	553	553	—	—	37.5	37.5
	53,048	19,153	1,476	73,677	218	457	553	1,228	0.4	2.4	37.5	1.7
Financial institutions												
AQ1-AQ4	44,257	914	—	45,171	18	5	—	23	0.0	0.6	—	0.1
AQ5-AQ8	2,479	429	—	2,908	14	9	—	23	0.6	2.1	—	0.8
AQ9	2	10	—	12	—	—	—	—	—	—	—	—
AQ10	—	—	47	47	—	—	17	17	—	—	36.2	36.2
	46,738	1,353	47	48,138	32	14	17	63	0.1	1.0	36.2	0.1
Sovereign												
AQ1-AQ4	5,319	75	—	5,394	15	1	—	16	0.3	1.3	—	0.3
AQ5-AQ8	139	82	—	221	—	—	—	—	—	—	—	—
AQ9	—	—	—	—	—	—	—	—	—	—	—	—
AQ10	—	—	26	26	—	—	3	3	—	—	11.5	11.5
	5,458	157	26	5,641	15	1	3	19	0.3	0.6	11.5	0.3
Total												
AQ1-AQ4	81,841	6,773	—	88,614	73	47	—	120	0.1	0.7	—	0.1
AQ5-AQ8	50,897	17,772	—	68,669	299	502	—	801	0.6	2.8	—	1.2
AQ9	48	434	—	482	—	28	—	28	—	6.5	—	5.8
AQ10	—	—	2,265	2,265	—	—	802	802	—	—	35.4	35.4
	132,786	24,979	2,265	160,030	372	577	802	1,751	0.3	2.3	35.4	1.1
2021												
Property												
AQ1-AQ4	13,529	223	—	13,752	3	7	—	10	0.02	3.14	—	0.07
AQ5-AQ8	15,126	2,742	—	17,868	21	94	—	115	0.14	3.43	—	0.64
AQ9	24	136	—	160	—	10	—	10	—	7.35	—	6.25
AQ10	—	—	742	742	—	—	239	239	—	—	32.21	32.21
	28,679	3,101	742	32,522	24	111	239	374	0.08	3.58	32.21	1.15
Corporate												
AQ1-AQ4	18,378	1,027	—	19,405	8	48	—	56	0.04	4.67	—	0.29
AQ5-AQ8	35,351	13,922	—	49,273	88	621	—	709	0.25	4.46	—	1.44
AQ9	74	655	—	729	—	44	—	44	—	6.72	—	6.04
AQ10	—	—	1,444	1,444	—	—	602	602	—	—	41.69	41.69
	53,803	15,604	1,444	70,851	96	713	602	1,411	0.18	4.57	41.69	1.99
Financial institutions												
AQ1-AQ4	50,121	63	—	50,184	7	1	—	8	0.01	1.59	—	0.02
AQ5-AQ8	2,138	667	—	2,805	7	38	—	45	0.33	5.70	—	1.60
AQ9	4	2	—	6	—	—	—	—	—	—	—	—
AQ10	—	—	46	46	—	—	4	4	—	—	8.70	8.70
	52,263	732	46	53,041	14	39	4	57	0.03	5.33	8.70	0.11
Sovereign												
AQ1-AQ4	5,787	35	—	5,822	19	1	—	20	0.33	2.86	—	0.34
AQ5-AQ8	117	86	—	203	—	—	—	—	—	—	—	—
AQ9	—	—	—	—	—	—	—	—	—	—	—	—
AQ10	—	—	8	8	—	—	2	2	—	—	25.00	25.00
	5,904	121	8	6,033	19	1	2	22	0.32	0.83	25.00	0.36
Total												
AQ1-AQ4	87,815	1,348	—	89,163	37	57	—	94	0.04	4.23	—	0.11
AQ5-AQ8	52,732	17,417	—	70,149	116	753	—	869	0.22	4.32	—	1.24
AQ9	102	793	—	895	—	54	—	54	—	6.81	—	6.03
AQ10	—	—	2,240	2,240	—	—	847	847	—	—	37.81	37.81
	140,649	19,558	2,240	162,447	153	864	847	1,864	0.11	4.42	37.81	1.15

NatWest Group | 2022 Annual Report on Form 20-F 225

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 240 Financial statements Strategic report Governance Risk and capital management Additional information Financial review Credit risk – Banking activities continued Asset quality (audited)  Across the Wholesale portfolio, asset quality remained stable. The majority of the portfolio was within the AQ1- AQ4, and AQ5-AQ8 bands. Distribution differs across segments reflective of the underlying quality of counterparties, with financial institutions and sovereigns mostly in the AQ1-AQ4 bands, and property and corporates mostly in the AQ5-AQ8 bands.  Customer credit grades were reassessed as and when a request for financing was made, a scheduled customer credit review was performed or a material credit event specific to that customer occurred. Credit grades are reassessed for all customers at least annually.  ECL provisions coverage showed the expected trend, with increased coverage in the weaker asset quality bands within Stage 2 compared to Stage 1, and again within Stage 3 compared to Stage 2. Credit risk – Trading activities This section details the credit risk profile of NatWest Group’s trading activities. Securities financing transactions and collateral (audited) The table below shows securities funding transactions in NatWest Markets and Treasury. Balance sheet captions include balances held at all classifications under IFRS. Reverse Repos Repos Total Of which can be offset Outside netting arrangements Total Of which can be offset Outside netting arrangements 2022 £m £m £m £m £m £m Gross 61,775 61,241 534 55,226 50,743 4,483 IFRS offset (20,211) (20,211) — (20,211) (20,211) — Carrying value 41,564 41,030 534 35,015 30,532 4,483 Master netting arrangements (2,445) (2,445) — (2,445) (2,445) — Securities collateral (38,387) (38,387) — (28,087) (28,087) — Potential for offset not recognised under IFRS (40,832) (40,832) — (30,532) (30,532) — Net 732 198 534 4,483 — 4,483 2021 Gross 78,909 78,259 650 73,858 72,712 1,146 IFRS offset (32,016) (32,016) — (32,016) (32,016) — Carrying value 46,893 46,243 650 41,842 40,696 1,146 Master netting arrangements (900) (900) — (900) (900) — Securities collateral (45,271) (45,271) — (39,794) (39,794) — Potential for offset not recognised under IFRS (46,171) (46,171) — (40,694) (40,694) — Net 722 72 650 1,148 2 1,146 226 NatWest Group | 2022 Annual Report on Form 20-F

Risk and capital management *continued*

Credit risk – Trading activities continued

Derivatives (audited)

The table below shows derivatives by type of contract. The master netting agreements and collateral shown do not result in a net presentation on the balance sheet under IFRS. A significant proportion of the derivatives relate to trading activities in NatWest Markets. The table also includes hedging derivatives in Treasury.

	2022							2021		
	Notional									
	GBP £bn	USD £bn	Euro £bn	Other £bn	Total £bn	Assets £m	Liabilities £m	Notional £bn	Assets £m	Liabilities £m
Gross exposure						118,275	116,158		114,100	109,403
IFRS offset						(18,730)	(22,111)		(7,961)	(8,568)
Carrying value	2,913	4,301	5,527	1,184	13,925	99,545	94,047	12,100	106,139	100,835
Of which:										
Interest rate (1)	2,602	2,895	4,967	278	10,742	53,480	48,535	8,919	67,458	61,206
Exchange rate	309	1,401	552	906	3,168	45,829	45,237	3,167	38,517	39,286
Credit	2	5	8	—	15	236	275	14	154	343
Equity and commodity	—	—	—	—	—	—	—	—	10	—
Carrying value					13,925	99,545	94,047	12,100	106,139	100,835
Counterparty mark-to-market netting						(77,365)	(77,365)		(85,006)	(85,006)
Cash collateral						(14,079)	(9,761)		(15,035)	(9,909)
Securities collateral						(4,571)	(1,185)		(2,428)	(2,913)
Net exposure						3,530	5,736		3,670	3,007
Banks (2)						648	711		393	413
Other financial institutions (3)						1,732	1,969		1,490	1,584
Corporate (4)						1,068	2,969		1,716	938
Government (5)						82	87		71	72
Net exposure						3,530	5,736		3,670	3,007
UK						1,271	2,878		1,990	1,122
Europe						1,196	2,015		714	1,028
US						753	626		645	653
RoW						310	217		321	204
Net exposure						3,530	5,736		3,670	3,007
Asset quality of uncollateralised derivative assets										
AQ1-AQ4						3,014			2,939	
AQ5-AQ8						500			674	
AQ9-AQ10						16			57	
Net exposure						3,530			3,670	

(1) The notional amount of interest rate derivatives includes £8,065 billion (2021 – £6,173 billion) in respect of contracts cleared through central clearing counterparties.
(2) Transactions with certain counterparties with whom NatWest Group has netting arrangements but collateral is not posted on a daily basis; certain transactions with specific terms that may not fall within netting and collateral arrangements; derivative positions in certain jurisdictions where the collateral agreements are not deemed to be legally enforceable.
(3) Includes transactions with securitisation vehicles and funds where collateral posting is contingent on NatWest Group's external rating.
(4) Mainly large corporates with whom NatWest Group may have netting arrangements in place, but operational capability does not support collateral posting.
(5) Sovereigns and supranational entities with no collateral arrangements, collateral arrangements that are not considered enforceable, or one-way collateral agreements in their favour.

NatWest Group | 2022 Annual Report on Form 20-F 227

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 242 Financial statements Strategic report Governance Risk and capital management Additional information Financial review Financial statements Strategic report Governance Risk and capital management Additional information Financial review Credit risk – Trading activities continued Derivatives: settlement basis and central counterparties (audited) The table below shows the third party derivative notional and fair value by trading and settlement method. Notional Traded over the counter Asset Liability Traded on Settled Not settled Traded on Traded Traded on Traded recognised by central by central recognised over the recognised over the exchanges counterparties counterparties Total exchanges counter exchanges counter 2022 £bn £bn £bn £bn £m £m £m £m Interest rate 707 8,065 1,970 10,742 113 53,367 33 48,502 Exchange rate 2 — 3,166 3,168 — 45,829 — 45,237 Credit — — 15 15 — 236 — 275 Equity and commodity — — — — — — — — Total 709 8,065 5,151 13,925 113 99,432 33 94,014 2021 Interest rate 723 6,173 2,023 8,919 — 67,458 — 61,206 Exchange rate 2 — 3,165 3,167 — 38,517 — 39,286 Credit — — 14 14 — 154 — 343 Equity and commodity — — — — — 10 — — Total 725 6,173 5,202 12,100 — 106,139 — 100,835 Debt securities (audited) The table below shows debt securities held at mandatory fair value through profit or loss by issuer as well as ratings based on the lowest of Standard & Poor’s, Moody’s and Fitch. Central and local government UK US Other Financial institutions Corporate Total 2022 £m £m £m £m £m £m AAA — — 469 766 3 1,238 AA to AA+ — 2,345 1,042 1,114 21 4,522 A to AA- 2,205 — 372 77 29 2,683 BBB- to A- — — 916 149 296 1,361 Non-investment grade — — — 65 49 114 Unrated — — — 1 3 4 Total 2,205 2,345 2,799 2,172 401 9,922 Short positions (2,313) (1,293) (3,936) (1,875) (107) (9,524) 2021 AAA — — 2,011 838 — 2,849 AA to AA+ — 3,329 3,145 1,401 62 7,937 A to AA- 6,919 — 1,950 308 57 9,234 BBB- to A- — — 3,792 346 517 4,655 Non-investment grade — — 31 163 82 276 Unrated — — — 3 3 6 Total 6,919 3,329 10,929 3,059 721 24,957 Short positions (9,790) (56) (12,907) (2,074) (137) (24,964) 228 NatWest Group | 2022 Annual Report on Form 20-F

Risk and capital management *continued*

Credit risk – Cross border exposure

Cross border exposures comprise both banking and trading activities, including reverse repurchase agreements. Exposures comprise loans and advances, including finance leases and instalment credit receivables, and other monetary assets, such as debt securities. The geographical breakdown is based on the country of domicile of the borrower or guarantor of ultimate risk. Cross border exposures include non-local currency claims of overseas offices on local residents but exclude exposures to local residents in local currencies. The table shows cross border exposures greater than 0.5% of NatWest Group's total assets.

2022	Government £m	Banks £m	Other £m	Total £m	Short positions £m	Net of short positions £m
Western Europe	5,608	7,385	19,018	32,011	4,438	27,573
Of which: France	*1,875*	*1,911*	*3,958*	*7,744*	*1,414*	*6,330*
Germany	*794*	*3,717*	*839*	*5,350*	*1,053*	*4,297*
Italy	*1,094*	*116*	*729*	*1,939*	*1,126*	*813*
United States	8,080	3,852	12,931	24,863	1,429	23,434
2021						
Western Europe	17,206	6,968	17,177	41,351	13,603	27,748
Of which: France	*5,391*	*1,258*	*3,825*	*10,474*	*2,919*	*7,555*
Germany	*3,164*	*3,640*	*1,835*	*8,639*	*3,111*	*5,528*
Italy	*3,040*	*210*	*797*	*4,047*	*3,449*	*598*
United States	10,345	3,548	8,539	22,432	1,862	20,570

NatWest Group | 2022 Annual Report on Form 20-F 229

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 244 Financial statements Strategic report Governance Risk and capital management Additional information Financial review Financial statements Strategic report Governance Risk and capital management Additional information Financial review Capital, liquidity and funding risk NatWest Group continually ensures a comprehensive approach is taken to the management of capital, liquidity and funding, underpinned by frameworks, risk appetite and policies, to manage and mitigate capital, liquidity and funding risks. The framework ensures the tools and capability are in place to facilitate the management and mitigation of risk ensuring NatWest Group operates within its regulatory requirements and risk appetite. Definitions (audited) Regulatory capital consists of reserves and instruments issued that are available, have a degree of permanency and are capable of absorbing losses. A number of strict conditions set by regulators must be satisfied to be eligible as capital. Capital risk is the risk that there is or will be insufficient capital and other loss-absorbing debt instruments to operate effectively including meeting minimum regulatory requirements, operating within Board approved risk appetite and supporting its strategic goals. Liquidity consists of assets that can be readily converted to cash within a short timeframe at a reliable value. Liquidity risk is the risk of being unable to meet financial obligations as and when they fall due. Funding consists of on-balance sheet liabilities that are used to provide cash to finance assets. Funding risk is the risk of not maintaining a diversified, stable and cost-effective funding base. Liquidity and funding risks arise in a number of ways, including through the maturity transformation role that banks perform. The risks are dependent on factors such as:  Maturity profile;  Composition of sources and uses of funding;  The quality and size of the liquidity portfolio;  Wholesale market conditions; and  Depositor and investor behaviour. Sources of risk (audited) Capital The eligibility of instruments and financial resources as regulatory capital is laid down by applicable regulation. Capital is categorised under two tiers (Tier 1 and Tier 2) according to the ability to absorb losses, degree of permanency and the ranking of absorbing losses on either a going or gone concern basis. There are three broad categories of capital across these two tiers:  CET1 capital - CET1 capital must be perpetual and capable of unrestricted and immediate use to cover risks or losses as soon as these occur. This includes ordinary shares issued and retained earnings.  Additional Tier 1 (AT1) capital - This is the second type of loss absorbing capital and must be capable of absorbing losses on a going concern basis. These instruments are either written down or converted into CET1 capital when the CET1 ratio falls below a pre-specified level.  Tier 2 capital - Tier 2 capital is supplementary capital and provides loss absorption on a gone concern basis. Tier 2 capital absorbs losses after Tier 1 capital. It typically consists of subordinated debt securities with a minimum maturity of five years at the point of issuance. Minimum requirement for own funds and eligible liabilities (MREL) In addition to capital, other specific loss-absorbing instruments, including senior notes issued by NatWest Group, may be used to cover certain gone concern capital requirements, which is referred to as MREL. Gone concern refers to the situation in which resources must be available to enable an orderly resolution, in the event that the Bank of England (BoE) deems that NatWest Group has failed or is likely to fail. Liquidity NatWest Group maintains a prudent approach to the definition of liquidity resources. NatWest Group manages its liquidity to ensure it is always available when and where required, taking into account regulatory, legal and other constraints. Following ring-fencing legislation, liquidity is no longer considered fungible across NatWest Group. Principal liquidity portfolios are maintained in the UK Domestic Liquidity Sub-Group (UK DoLSub) (primarily in NatWest Bank Plc), UBIDAC, NatWest Markets Plc, RBS International Limited and NWM N.V.. Some disclosures in this section where relevant are presented, on a consolidated basis, for NatWest Group, the UK DoLSub and on a solo basis for NatWest Markets Plc. Liquidity resources are divided into primary and secondary liquidity as follows:  Primary liquid assets include cash and balances at central banks, Treasury bills and other high quality government and supranational securities.  Secondary liquid assets are eligible as collateral for local central bank liquidity facilities. These assets include own-issued securitisations or whole loans that are retained on balance sheet and pre-positioned with a central bank so that they may be converted into additional sources of liquidity at very short notice. Funding NatWest Group maintains a diversified set of funding sources, including customer deposits, wholesale deposits and term debt issuance. NatWest Group also retains access to central bank funding facilities. For further details on capital constituents and the regulatory framework covering capital, liquidity and funding requirements, please refer to the 2022 NatWest Group Pillar 3 Report. 230 NatWest Group | 2022 Annual Report on Form 20-F

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 245 Capital, liquidity and funding risk continued Capital management Capital management ensures that there is sufficient capital and other loss-absorbing instruments to operate effectively including meeting minimum regulatory requirements, operating within Board-approved risk appetite, maintaining its credit rating and supporting its strategic goals. Capital management is critical in supporting the businesses and is enacted through an end-to-end framework across businesses and legal entities. Capital is managed within the organisation at the following levels; NatWest Group consolidated, NWH Group sub consolidated, NatWest Markets Plc, NatWest Markets N.V. and RBS International Limited. The banking subsidiaries within NWH Group are governed by the same principles, processes and management as NatWest Group. Note that although the aforementioned entities are regulated in line with Basel III principles, local implementation of the framework differs across geographies. Produce capital plans Capital plans are produced for NatWest Group, its key operating entities and its businesses over a five year planning horizon under expected and stress conditions. Stressed capital plans are produced to support internal stress testing in the ICAAP for regulatory purposes. Shorter term forecasts are developed frequently in response to actual performance, changes in internal and external business environment and to manage risks and opportunities. Assess capital adequacy Capital plans are developed to maintain capital of sufficient quantity and quality to support NatWest Group’s business, its subsidiaries and strategic plans over the planning horizon within approved risk appetite, as determined via stress testing, and minimum regulatory requirements. Capital resources and capital requirements are assessed across a defined planning horizon. Impact assessment captures input from across NatWest Group including from businesses. Inform capital actions Capital planning informs potential capital actions including buy backs, redemptions, dividends and new issuance to external investors or via internal transactions. Decisions on capital actions will be influenced by strategic and regulatory requirements, risk appetite, costs and prevailing market conditions. As part of capital planning, NatWest Group will monitor its portfolio of external capital securities and assess the optimal blend and most cost effective means of financing. Capital planning is one of the tools that NatWest Group uses to monitor and manage capital risk on a going and gone concern basis, including the risk of excessive leverage. Liquidity risk management NatWest Group manages its liquidity risk taking into account regulatory, legal and other constraints to ensure sufficient liquidity is available where required to cover liquidity stresses. The principal levels at which liquidity risk is managed are:  NatWest Group  NatWest Holdings Group  UK DoLSub  UBIDAC  NatWest Markets Plc  NatWest Markets Securities Inc.  RBS International Limited  NWM N.V.  NatWest Bank Europe GmbH The UK DoLSub is PRA regulated and comprises NatWest Group’s three licensed deposit-taking UK banks: National Westminster Bank Plc (NWB Plc), The Royal Bank of Scotland plc (RBS plc) and Coutts & Company. Ulster Bank Limited was removed from the UK DoLSub effective 1 January 2022 and its banking license was officially revoked following regulatory approval on 29 December 2022. NatWest Group categorises its liquidity portfolio, including its locally managed liquidity portfolios, into primary and secondary liquid assets. The size of the liquidity portfolios are determined by referencing NatWest Group’s liquidity risk appetite. NatWest Group retains a prudent approach to setting the composition of the liquidity portfolios, which is subject to internal policies applicable to all entities and limits over quality of counterparty, maturity mix and currency mix. RBS International Limited, NWM N.V. and UBIDAC hold locally managed portfolios that comply with local regulations that may differ from PRA rules. The liquidity value of the portfolio is determined by taking current market prices and applying a discount or haircut, to give a liquidity value that represents the amount of cash that can be generated by the asset. Funding risk management NatWest Group manages funding risk through a comprehensive framework which measures and monitors the funding risk on the balance sheet including quantitative and qualitative analysis of the behavioural aspects of its assets and liabilities as well as the funding concentration. NatWest Group | 2022 Annual Report on Form 20-F 231 Capital planning is integrated into NatWest Group’s wider annual budgeting process and is assessed and updated at least monthly. Regular returns are submitted to the PRA which include a two-year rolling forecast view. Other elements of capital management, including risk appetite and stress testing, are set out on pages 167 and 168.

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 246 Financial statements Strategic report Governance Risk and capital management Additional information Financial review Financial statements Strategic report Governance Risk and capital management Additional information Financial review Capital, liquidity and funding risk continued Prudential regulation changes that may impact capital requirements NatWest Group faces numerous changes in prudential regulation that may impact the minimum amount of capital it must hold and consequently may increase funding costs and reduce return on equity. Regulatory changes are actively monitored by NatWest Group, including engagement with industry associations and regulators and participation in quantitative impact studies. Monitoring the changing regulatory landscape forms a fundamental part of capital planning and management of its business. NatWest Group believes that its strategy to focus on simpler, lower risk activities within a more resilient recovery and resolution framework will enable it to manage the impact of these. UK and EU implementation of Basel framework The European Union (EU) implemented the initial phase of the Basel III capital framework through the CRR and the Capital Requirements Directive (CRD). On 7 June 2019, amendments to the CRR and CRD (known as CRR2 and CRD5 respectively) were published in the Official Journal of the European Union. The majority of these changes were implemented in June 2021. Further changes relating to the Basel 3.1 standard will be implemented in EU by CRR3 and CRD6 for which the European Commission issued a proposal in October 2021. The implementation of these changes is not expected until January 2025 however the impact of those will be limited to NatWest Group’s EU subsidiaries. From 1 January 2021, NatWest Group has been regulated under the onshored CRR and associated onshored binding technical standards which were created by the European Union (Withdrawal) Act 2018 and amending statutory instruments. As the Withdrawal Act applied to the CRR in place as of 31 December 2020, changes to the CRR in the EU are not reflected in the UK CRR unless separately legislated and amended by statutory instruments. Going forward, the Financial Services Bill gives the PRA the power to write prudential rules directly into the PRA rulebook and they will co-ordinate with HM Treasury to implement any required changes to the UK CRR. As detailed above, the changes to the EU CRR included the substantial CRR2 amendments and equivalent reforms were eventually implemented in UK on 1 January 2022. On 30 November 2022, the PRA published its consultation paper CP16/22 setting out its proposed rules and expectations with respect to the Basel 3.1 standards that remain to be implemented in the UK. This will complete the implementation of post-global financial crisis prudential reforms, which were designed to i) increase the quantity of capital in the system, per unit of risk; ii) increase the quality of capital held by firms; and iii) improve the accuracy of risk-management firms, reducing the variability of risk-weighted assets (RWAs). The changes mainly impact capital requirements for STD (Standardised) and IRB (Internal Ratings Based) Credit Risk, Market Risk, CVA, Counterparty Credit Risk and Operational Risk. An aggregate “output floor” is also being introduced to ensure that total RWAs for firms using advanced or internally modelled methods and subject to the floor cannot fall below 72.5% of RWAs under the standardised approach. The proposal did not include further changes to the Leverage Ratio, Large Exposures and Liquidity Risk frameworks. Implementation of the PRA proposals is scheduled to align with that of the European Union, with a projected compliance date of 1 January 2025. The PRA’s consultation period will end on 31 March 2023. See summary table for further details on PRA’s proposal. Other developments On 29 November 2022, the PRA published PS9/22 which contained amendments to PRA’s approach to identifying other systemically important institutions (O-SIIs). The amendments mainly aimed at removing EBA’s scoring methodology from the O-SII identification process and changing specific indicators and weights in PRA’s scoring methodology. In its policy statement, the PRA clarified that O-SII designation does not automatically result in higher loss absorbency requirements in the form of an O-SII buffer or otherwise. An O-SII buffer can only apply to O-SIIs, or part of an O-SII that are ring-fenced bodies (RFBs). On the same date, the PRA also published its 2022 list of firms designated as O-SIIs. NatWest Group is part of PRA’s O-SII list. Simultaneously, the PRA published a statement confirming a freeze of firms’ O-SII buffer rates in 2022. O-SII buffers will be maintained at 2019 levels and the PRA will assess rates in 2023 based on its revised methodology. The decision on O-SII buffer rates taken in December 2023 will be based on end-2022 financial results and will take effect from January 2025 in line with PRA’s policy. This PRA statement is therefore relevant to NatWest Holdings Limited which is currently subject an O-SII buffer. 232 NatWest Group | 2022 Annual Report on Form 20-F

Risk and capital management *continued*

Capital, liquidity and funding risk continued

Summary of future changes to prudential regulation in UK that may impact NatWest Group

The table below covers expected future changes to prudential regulation in the UK which may impact NatWest Group at a consolidated level. Certain entities within the group will be exposed to changes in prudential regulation from other legislative bodies and/or local supervisory authorities where NatWest Group's entities are authorised (e.g. EU and Jersey) on a solo basis and these changes may be different in substance, scope and timing than those highlighted below.

Area of development	Key changes	Source of changes/implementation date
Leverage ratio framework	– Binding leverage ratio at individual bank level for material entities i.e. LREQ firms.	– SS45/15 – UK Leverage ratio framework – Implementation: 1 January 2023
Capital – Output floor	– Level of application: Applies at highest level of application: Consolidated level for UK Groups; sub-consolidated level for Ring Fenced sub-groups. – Capital stack: Applies to full capital stack including capital buffers. – Transitional period for the application; starting with 50% at 1 January 2025 through to 72.5% at 1 January 2030.	– PRA Basel 3.1 CP16/22 – Expected implementation: 1 January 2025
Credit Risk (STD, IRB, FIRB)	– Significant revisions to standardised credit risk, including to unrated corporates, SMEs, specialised lending, mortgages & equity exposures. – Changes to IRB; restrictions on IRB modelling (switch to standardised on central governments, switch to FIRB on financial institutions and large corporates), inclusion of input floors and other modelling changes. – Removal of SME & Infrastructure supporting factors (IRB & standardised). – Amendments to credit risk mitigation, including the withdrawal of some internal modelling approaches, the removal of double default and a new risk weight substitution approach on some exposures.	– PRA Basel 3.1 CP16/22 – Expected implementation: 1 January 2025
Market Risk	– Implementation of FRTB - new standardised & modelled approaches (Expected Shortfall replaces VaR), revised banking/trading book boundary. – Model approval applications to be provided by 1 January 2024. This includes permissions for standardised MR & CVA.	– PRA Basel 3.1 CP16/22 – Expected implementation: 1 January 2025
CVA & Counterparty Credit Risk	– Removal of modelled approach. – New standardised approach, aligned to Basel framework, including the removal of CVA exemptions on sovereigns, non-financial counterparties and pension funds. – Reduced SA-CCR alpha factor from 1.4 to 1 for non-financial counterparties and pension funds.	– PRA Basel 3.1 CP16/22 – Expected implementation: 1 January 2025
Operational Risk	– Internal loss multiplier (ILM) set to 1. – Changes to the income requirements in scope of the business indicator.	– PRA Basel 3.1 CP16/22 – Expected implementation: 1 January 2025
Pillar 2	– PRA commitment to review Pillar 2A methodologies in 2024, to adjust requirements ahead of implementation of the Pillar 1.	– PRA Basel 3.1 CP16/22 – Expected implementation: 1 January 2025

NatWest Group | 2022 Annual Report on Form 20-F 233

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 248 Financial statements Strategic report Governance Risk and capital management Additional information Financial review Financial statements Strategic report Governance Risk and capital management Additional information Financial review Capital, liquidity and funding risk continued Key points CET1 ratio The CET1 ratio decreased 400 basis points over the period, due to a £3.6 billion decrease in CET1 and a £19.1 billion increase in RWAs (movement in RWA explained below). The CET1 decrease of £3.6 billion is mainly driven by:  the directed buy back of £1.2 billion;  interim and special dividends of £2.1 billion;  foreseeable charge for the on-market buyback programme of £0.8 billion;  foreseeable final ordinary dividend of £1.0 billion and adjustment for pension trusts of £0.4 billion;  the removal of the adjustment for prudential amortisation on software development costs of £0.4 billion;  a £0.3 billion decrease in the IFRS 9 transitional adjustment. These reductions were offset by the £3.3 billion attributable profit in the period. MREL (LAC) Loss absorbing capital decreased by £6.9 billion to £55.5 billion primarily due to a £3.6 billion decrease in CET1 (explained above), a £0.6 billion decrease in AT1 capital, a £0.7 billion decrease in Tier 2 capital and a £2.1 billion decrease in MREL eligible instruments. There has been a £0.5 billion decrease in ineligible subordinated debt instruments primarily driven by redemptions in the period, and a £1.6 billion decrease in senior unsecured debt driven by new issuances offset by redemptions, instruments now classified as ineligible and FX movements. RWA Total RWAs increased by £19.1 billion to £176.1 billion mainly reflecting:  An increase in credit risk RWAs of £21.8 billion, primarily due to model adjustments applied as a result of new regulation applicable to IRB models from 1 January 2022, in addition to drawdowns and new facilities within Commercial & Institutional. This was partially offset by a reduction in the Ulster RoI portfolio and improved risk metrics within Commercial & Institutional and Retail Banking.  A reduction in operational risk RWAs of £1.9 billion following the annual recalculation.  A reduction in counterparty credit risk RWAs of £1.2 billion, mainly driven by external factors faced in the final quarter of the period including excess margin received and increases in the Mark-to-Market uncollateralised counterparties. This was partially offset by the implementation of SA-CCR, affecting the RWA calculation for the non-internally modelled exposure. UK leverage The leverage ratio at 31 December 2022 is 5.4% and has been calculated in accordance with changes to the UK’s leverage ratio framework. As at 31 December 2021, the UK leverage ratio was 5.9%, which was calculated under the prior year’s UK leverage methodology. The key driver of the decrease is a £4.2 billion decrease in Tier 1 capital. Liquidity portfolio The liquidity portfolio decreased by £60.9 billion to £225.5 billion, with primary liquidity decreasing by £47.0 billion to £161.6 billion. The decrease in primary liquidity is driven by increase in lending, decrease in deposits, shareholder distributions (share buyback and dividends), redemption of senior debt and maturing commercial paper and certificates of deposit. The reduction in secondary liquidity is due to a reduction in the pre-positioned collateral at the Bank of England. 18.2% 14.2% 2021 2022 £62.4bn £55.5bn 2021 2022 £157.0bn £176.1bn 2021 2022 5.9% 5.4% 2021 2022 £286.4bn £225.5bn 2021 2022 234 NatWest Group | 2022 Annual Report on Form 20-F

Risk and capital management *continued*

Key points continued

Liquidity coverage ratio


2022
145%
2021
172%

The Liquidity Coverage Ratio (LCR) decreased to 145% during the year driven by a decrease in the liquidity portfolio and a lower than proportionate reduction in net outflows. The decrease in liquidity portfolio was primarily driven by growth in customer lending and reduced customer deposits in NatWest Holdings along with shareholder distributions during the year.

NSFR


2022
145%
2021
157%

The net stable funding ratio (NSFR) was 145% compared to 157% in prior year. The decrease is due to lower deposits and shareholder distributions combined with higher lending.

NatWest Group | 2022 Annual Report on Form 20-F 235

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 250 Financial statements Strategic report Governance Risk and capital management Additional information Financial review Financial statements Strategic report Governance Risk and capital management Additional information Financial review Capital, liquidity and funding risk continued Minimum requirements Maximum Distributable Amount (MDA) and Minimum Capital Requirements NatWest Group is subject to minimum capital requirements relative to RWAs. The table below summarises the minimum capital requirements (the sum of Pillar 1 and Pillar 2A), and the additional capital buffers which are held in excess of the regulatory minimum requirements and are usable in stress. Where the CET1 ratio falls below the sum of the minimum capital and the combined buffer requirement, there is a subsequent automatic restriction on the amount available to service discretionary payments (including AT1 coupons), known as the MDA. Note that different capital requirements apply to individual legal entities or sub-groups and the table shown does not reflect any incremental PRA buffer requirements, which are not disclosable. The current capital position provides significant headroom above both our minimum requirements and our MDA threshold requirements. Type CET1 Total Tier 1 Total capital Pillar 1 requirements 4.5% 6.0% 8.0% Pillar 2A requirements 1.7% 2.3% 3.0% Minimum Capital Requirements 6.2% 8.3% 11.0% Capital conservation buffer 2.5% 2.5% 2.5% Countercyclical capital buffer (1) 0.8% 0.8% 0.8% MDA threshold (2) 9.5% n/a n/a Overall capital requirement 9.5% 11.6% 14.3% Capital ratios at 31 December 2022 14.2% 16.4% 19.3% Headroom (3) 4.7% 4.8% 5.0% (1) The Financial Policy Committee increased UK CCyB rate from 0% to 1% effective from 13 December 2022. A further increase from 1% to 2% is anticipated from 5 July 2023 (2) In June 2022, the Central Bank of Ireland announced that the CCyB on Irish exposures will increase from 0% to 0.5%, applicable from 15 June 2023. This is the first step towards a gradual increase which, conditional on macro-financial developments, would see a CCyB of 1.5% announced by mid-2023, which is expected to be applicable from June 2024. (3) Pillar 2A requirements for NatWest Group are set as a variable amount with the exception of some fixed add-ons. (4) The headroom does not reflect excess distributable capital and may vary over time. Leverage ratios The table below summarises the minimum ratios of capital to leverage exposure under the binding PRA UK leverage framework applicable for NatWest Group. Type CET1 Total Tier 1 Minimum ratio 2.44% 3.25% Countercyclical leverage ratio buffer (1) 0.3% 0.3% Total 2.74% 3.55% (1) The countercyclical leverage ratio buffer is set at 35% of NatWest Group’s CCyB. As noted above the UK CCyB is anticipated to increase from 1% to 2% from 5 July 2023. Foreign exposures may be subject to different CCyB rates depending on the rate set in those jurisdictions. (2) Certain NatWest Group legal entities that are not currently in scope of the minimum leverage ratio capital requirements are expected to manage their leverage ratio at the same level as firms in scope and will be subject to the minimum requirement from 1 January 2023. Liquidity and funding ratios The table below summarises the minimum requirements for key liquidity and funding metrics under the PRA framework. The binding requirement for NSFR became effective as of 1 January 2022. Type Liquidity coverage ratio (LCR) 100% Net stable funding ratio (NSFR) 100% 236 NatWest Group | 2022 Annual Report on Form 20-F

Risk and capital management *continued*

Capital, liquidity and funding risk continued

Measurement

Capital, risk-weighted assets and leverage: Key metrics

The table below sets out the key capital and leverage ratios. NatWest Group is subject to the requirements set out in the PRA Rulebook. The capital and leverage ratios are therefore being presented under these frameworks on a transitional basis.

	2022	2021
Capital adequacy ratios (1)	%	%
CET1	14.2	18.2
Tier 1	16.4	21.0
Total	19.3	24.7
RWAs	£m	£m
Credit risk	141,963	120,116
Counterparty credit risk	6,723	7,907
Market risk	8,300	7,917
Operational risk	19,115	21,031
Total RWAs	176,101	156,971
Capital	£m	£m
CET1	24,992	28,596
Tier1	28,867	33,042
Total	33,920	38,748
Leverage ratios	£m	£m
Tier 1 capital	28,867	33,042
UK average Tier 1 capital (2)	29,564	33,804
UK average leverage exposure (2)	531,429	568,802
UK average leverage ratio (%) (2)	5.6%	5.9%
UK leverage ratio (%) (3)	5.4%	5.9%

(1) Based on the current PRA rules, therefore includes the transitional relief on grandfathered capital instruments and the transitional arrangements for the capital impact of IFRS 9 expected credit loss (ECL) accounting. The impact of the IFRS 9 transitional adjustments at 31 December 2022 was £0.4 billion for CET1 capital, £36 million for total capital and £71 million RWAs (31 December 2021 – £0.6 billion CET1 capital, £0.5 billion total capital and £36 million RWAs). Excluding these adjustments, the CET1 ratio would be 14.0% (31 December 2021 – 17.8%). The transitional relief on grandfathered instruments at 31 December 2022 was £75 million (31 December 2021 - £0.9 billion). Excluding both the transitional relief on grandfathered capital instruments and the transitional arrangements for the capital impact of IFRS 9 expected credit loss (ECL) accounting, the end-point Tier 1 capital ratio would be 16.2% (31 December 2021 – 20.3%) and the end-point Total capital ratio would be 19.2% (31 December 2021 – 23.8%).

(2) Based on the daily average of on-balance sheet items and three month-end average of off-balance sheet items.

(3) The UK leverage exposure and transitional Tier 1 capital are calculated in accordance with current PRA rules. Excluding the IFRS 9 transitional adjustment, the UK leverage ratio would be 5.3% (31 December 2021 – 5.8%).

NatWest Group | 2022 Annual Report on Form 20-F 237

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 252 Financial statements Strategic report Governance Risk and capital management Additional information Financial review Financial statements Strategic report Governance Risk and capital management Additional information Financial review Capital, liquidity and funding risk continued Capital flow statement The table below analyses the movement in CET1, AT1 and Tier 2 capital for the year ended 31 December 2022. It is being presented on a transitional basis based on current PRA rules. CET1 AT1 Tier 2 Total £m £m £m £m At 31 December 2021 28,596 4,446 5,706 38,748 Attributable profit for the period 3,340 — — 3,340 Ordinary interim dividend paid (364) — — (364) Special dividend paid (1,746) — — (1,746) Directed buyback (1,212) — — (1,212) Foreseeable ordinary dividends (967) — — (967) Adjustment for trust assets (1) (365) — — (365) Foreseeable charges - on-market share buyback (800) — — (800) Foreign exchange reserve 273 — — 273 FVOCI reserve (371) — — (371) Own credit (79) — — (79) Share capital and reserve movements in respect of employee share schemes 113 — — 113 Goodwill and intangibles deduction (804) — — (804) Deferred tax assets (151) — — (151) Prudential valuation adjustments (1) — — (1) End of 2021 transitional relief on grandfathered instruments — (571) (232) (803) Net dated subordinated debt instruments — — (522) (522) Foreign exchange movements (254) — 540 286 Adjustment under IFRS 9 transitional arrangements (260) — — (260) Other movements 44 — (439) (395) At 31 December 2022 24,992 3,875 5,053 33,920 (1) Prudent deduction in respect of agreement with the pension fund to establish new legal structure. See Notes 5 and 33.  The CET1 decrease of c.£3.6 billion is mainly driven by the directed buyback of £1.2 billion, interim and special dividends paid £2.1 billion, foreseeable charge for additional on-market ordinary share buyback programme of £0.8 billion, foreseeable final ordinary dividend of £1.0 billion and adjustment for pension trusts of £0.4 billion, the removal of the adjustment for prudential amortisation on software development costs of £0.4 billion and a £0.3 billion decrease in the IFRS 9 transitional adjustment. These reductions were offset by the £3.3 billion attributable profit in the period.  The AT1 and Tier 2 movements are due to the end of the 2021 transitional relief on grandfathered instruments, impact of liability management exercise in August offset by a £0.7 billion issuance of subordinated Tier 2 notes in November 2022 and FX movements.  In Tier 2 there was also a £0.4 billion decrease in the Tier 2 surplus provisions. 238 NatWest Group | 2022 Annual Report on Form 20-F

Risk and capital management *continued*

Capital, liquidity and funding risk continued

Risk-weighted assets

The table below analyses the movement in RWAs during the year, by key drivers.

	Credit risk £bn	Counterparty credit risk £bn	Market risk £bn	Operational risk £bn	Total £bn
At 31 December 2021	120.2	7.9	7.9	21.0	157.0
Foreign exchange movement	1.5	—	—	—	1.5
Business movements	6.3	(1.5)	0.2	(1.9)	3.1
Risk parameter changes	(4.0)	—	—	—	(4.0)
Methodology changes	0.1	0.4	—	—	0.5
Model updates	21.3	(0.1)	0.2	—	21.4
Acquisitions and disposals	(3.4)	—	—	—	(3.4)
At 31 December 2022	142.0	6.7	8.3	19.1	176.1

The table below analyses the movement in RWAs by segment during the year.

Total RWAs	Retail Banking £bn	Private Banking £bn	Commercial & Institutional £bn	Central items & other (1) £bn	Total NatWest Group £bn
At 31 December 2021	36.7	11.3	98.1	10.9	157.0
Foreign exchange movement	—	—	1.3	0.2	1.5
Business movements	2.9	(0.1)	2.0	(1.7)	3.1
Risk parameter changes	(1.2)	—	(2.8)	—	(4.0)
Methodology changes	—	—	0.5	—	0.5
Model updates	16.3	—	4.1	1.0	21.4
Acquisitions and disposals	—	—	—	(3.4)	(3.4)
At 31 December 2022	54.7	11.2	103.2	7.0	176.1
Credit risk	47.7	10.0	78.3	6.0	142.0
Counterparty credit risk	0.1	—	6.6	—	6.7
Market risk	0.2	—	8.1	—	8.3
Operational risk	6.7	1.2	10.2	1.0	19.1
Total RWAs	54.7	11.2	103.2	7.0	176.1

(1) £5.4 billion of Central items & other relates to Ulster RoI.

Total RWAs increased by £19.1 billion during the period mainly reflecting;

- An increase in model updates totalling £21.4 billion, primarily due to model adjustments applied as a result of new regulation applicable to IRB models from 1 January 2022 within Retail Banking and Commercial & Institutional.
- An increase in business movements totalling £3.1 billion, driven by increased credit risk exposures within Retail Banking and Commercial & Institutional. This was partially offset by a reduction in credit risk exposures within Ulster Bank RoI.
- A reduction in risk parameters totalling £4.0 billion, reflecting improved risk metrics within Commercial & Institutional and Retail Banking.
- An increase in disposals leading to a £3.4 billion reduction in RWAs relating to the phased withdrawal from the Republic of Ireland.

NatWest Group | 2022 Annual Report on Form 20-F 239

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 254 Financial statements Strategic report Governance Risk and capital management Additional information Financial review Financial statements Strategic report Governance Risk and capital management Additional information Financial review Capital, liquidity and funding risk continued Leverage exposure 31 December 31 December 2022 2021 £m £m Cash and balances at central banks 144,832 177,757 Trading assets 45,577 59,158 Derivatives 99,545 106,139 Financial assets 404,374 412,817 Other assets 18,864 17,106 Assets of disposal groups 6,861 9,015 Total assets 720,053 781,992 Derivatives - netting and variation margin (100,356) (110,204) - potential future exposures 18,327 35,035 Securities financing transactions gross up 4,147 1,397 Other off balance sheet items 46,144 44,240 Regulatory deductions and other adjustments (7,114) (8,980) Claims on central banks (141,144) (174,148) Exclusion of bounce back loans (5,444) (7,474) UK leverage exposure 534,613 561,858 UK leverage ratio (%) (1) 5.4 5.9 (1) The UK leverage exposure and transitional Tier 1 capital are calculated in accordance with the PRA Rulebook. Excluding the IFRS 9 transitional adjustment, the UK leverage ratio would be 5.3% (31 December 2021 – 5.8%). Liquidity key metrics The table below sets out the key liquidity and related metrics monitored by NatWest Group. 2022 2021 NatWest Group UK DoLSub NatWest Group UK DoLSub Liquidity coverage ratio 145% 131% 172% 169% Stressed outflow coverage (1) 150% 131% 194% 195% Net stable funding ratio 145% 137% 157% 151% (1) NatWest Group’s stressed outflow coverage (SOC) is an internal measure calculated by reference to liquid assets as a percentage of net stressed contractual and behavioural outflows over three months under the worst of three severe stress scenarios of a market-wide stress, an idiosyncratic stress and a combination of both as per ILAAP. This assessment is performed in accordance with PRA guidance. Weighted undrawn commitments The table below provides a breakdown of weighted undrawn commitments. 2022 2021 £bn £bn Unconditionally cancellable credit cards 1.9 1.8 Other unconditionally cancellable items 3.6 3.1 Unconditionally cancellable items (1) 5.5 4.9 Undrawn commitments <1 year which may not be cancelled 1.7 1.7 Other off-balance sheet items with 20% credit conversion factor (CCF) 0.3 0.3 Items with a 20% CCF 2.0 2.0 Revolving credit risk facilities 28.4 27.5 Term loans 4.4 3.3 Mortgages — — Other undrawn commitments >1 year which may not be cancelled & off-balance sheet 1.0 1.1 Items with a 50% CCF 33.8 31.9 Items with a 100% CCF 4.9 5.3 Total 46.2 44.1 (1) Based on a 10% CCF. 240 NatWest Group | 2022 Annual Report on Form 20-F

Risk and capital management *continued*

Capital, liquidity and funding risk continued

Loss-absorbing capital

The following table illustrates the components of estimated loss-absorbing capital (LAC) in NatWest Group plc and operating subsidiaries and includes external issuances only. The table is prepared on a transitional basis, including the benefit of regulatory capital instruments issued from operating companies, to the extent they meet MREL criteria.

The roll-off profile relating to senior debt and subordinated debt instruments is set out on page 243.

	2022				2021			
	Par value (1) £bn	Balance sheet value £bn	Regulatory value (2,5) £bn	LAC value (3) £bn	Par value £bn	Balance sheet value £bn	Regulatory value £bn	LAC value £bn
CET1 capital (4)	25.0	25.0	25.0	25.0	28.6	28.6	28.6	28.6
Tier 1 capital: end-point CRR compliant AT1								
of which: NatWest Group plc (holdco)	3.9	3.9	3.9	3.9	3.9	3.9	3.9	3.9
of which: NatWest Group plc operating subsidiaries (opcos)	—	—	—	—	—	—	—	—
	3.9	3.9	3.9	3.9	3.9	3.9	3.9	3.9
Tier 1 capital: end-point CRR non compliant (6)								
of which: holdco	—	—	—	—	0.6	0.6	0.5	0.5
of which: opcos	0.1	0.1	—	—	0.1	0.1	—	—
	0.1	0.1	—	—	0.7	0.7	0.5	0.5
Tier 2 capital: end-point CRR compliant								
of which: holdco	6.0	5.5	4.9	5.4	7.1	7.1	4.9	6.0
of which: opcos	0.1	0.1	—	—	0.3	0.3	—	—
	6.1	5.6	4.9	5.4	7.4	7.4	4.9	6.0
Tier 2 capital: end-point CRR non compliant (6)								
of which: holdco	—	—	—	—	—	—	—	—
of which: opcos	0.3	0.5	0.1	—	0.6	0.9	0.3	0.1
	0.3	0.5	0.1	—	0.6	0.9	0.3	0.1
Senior unsecured debt securities								
of which: holdco	23.4	22.3	—	21.2	22.8	23.4	—	22.8
of which: opcos	26.1	22.9	—	—	22.7	22.6	—	—
	49.5	45.2	—	21.2	45.5	46.0	—	22.8
Tier 2 capital								
Other regulatory adjustments	—	—	—	—	—	—	0.5	0.5
	—	—	—	—	—	—	0.5	0.5
Total	84.9	80.3	33.9	55.5	86.7	87.5	38.7	62.4
RWAs				176.1				157.0
UK leverage exposure				534.6				561.9
LAC as a ratio of RWAs				31.5%				39.8%
LAC as a ratio of UK leverage exposure				10.4%				11.1%

(1) Par value reflects the nominal value of securities issued.
(2) Regulatory capital instruments issued from operating companies are included in the transitional LAC calculation, to the extent they meet the current MREL criteria.
(3) LAC value reflects NatWest Group's interpretation of the Bank of England's approach to setting a minimum requirement for own funds and eligible liabilities (MREL), published in December 2021 (updating June 2018). MREL policy and requirements remain subject to further potential development, as such NatWest Group's estimated position remains subject to potential change. Liabilities excluded from LAC include instruments with less than one year remaining to maturity, structured debt, operating company senior debt, and other instruments that do not meet the MREL criteria. The LAC calculation includes Tier 1 and Tier 2 securities before the application of any regulatory caps or adjustments.
(4) Corresponding shareholders' equity was £36.5 billion (2021 - £41.8 billion).
(5) Regulatory amounts reported for AT1, Tier 1 and Tier 2 includes grandfathered instruments as per the transitional provisions allowed under CRR2 (until 28 June 2025).
(6) (i) CRR1 non-compliant instruments (2021) - all Tier 1 and Tier 2 instruments that were grandfathered under CRR1 compliance have lost their regulatory value and no longer form part of our regulatory capital resources from 1 January 2022. As at 31 December 2021, these are reported under the "Tier 1 capital: end-point CRR non-compliant" and "Tier 2 capital: end-point CRR non-compliant" categories.
(ii) CRR2 non-compliant instruments (2022) - From January 2022, all Tier 1 and Tier 2 instruments that were grandfathered under CRR2 compliance (until 28 June 2025) are reported under "Tier 1 capital: end-point CRR non-compliant" and "Tier 2 capital: end-point CRR non-compliant" category.

NatWest Group | 2022 Annual Report on Form 20-F 241

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 256 Financial statements Strategic report Governance Risk and capital management Additional information Financial review Financial statements Strategic report Governance Risk and capital management Additional information Financial review Capital, liquidity and funding risk continued Loss-absorbing capital The following table illustrates the components of the stock of outstanding issuance in NatWest Group plc and its operating subsidiaries including external and internal issuances. NatWest NatWest NWM RBS NatWest Holdings Markets Securities International Group plc Limited NWB Plc RBS plc UBIDAC NWM Plc N.V. Inc. Limited £bn £bn £bn £bn £bn £bn £bn £bn £bn Tier 1 (inclusive of AT1) Externally issued 3.9 — 0.1 — — — — — — Tier 1 (inclusive of AT1) Internally issued — 3.7 2.5 1.0 — 0.9 0.2 — 0.3 3.9 3.7 2.6 1.0 — 0.9 0.2 — 0.3 Tier 2 Externally issued 5.5 — 0.1 — 0.1 0.1 0.3 — — Tier 2 Internally issued — 4.6 2.9 1.5 — 1.5 0.1 0.3 — 5.5 4.6 3.0 1.5 0.1 1.6 0.4 0.3 — Senior unsecured Externally issued 22.3 — — — — — — — — Senior unsecured Internally issued — 10.4 6.4 0.4 0.5 3.2 — — 0.3 22.3 10.4 6.4 0.4 0.5 3.2 — — 0.3 Total outstanding issuance 31.7 18.7 12.0 2.9 0.6 5.7 0.6 0.3 0.6 (1) The balances are the IFRS balance sheet carrying amounts, which may differ from the amount which the instrument contributes to regulatory capital. Regulatory balances exclude, for example, issuance costs and fair value movements, while dated capital is required to be amortised on a straight-line basis over the final five years of maturity. (2) Balance sheet amounts reported for AT1, Tier 1 and Tier 2 instruments are before grandfathering restrictions imposed by CRR. (3) Internal issuance for NWB Plc, RBS plc and UBIDAC represents AT1, Tier 2 or Senior unsecured issuance to NatWest Holdings Limited and for NWM N.V. and NWM SI to NWM Plc. (4) Senior unsecured debt does not include CP, CD and short term/medium term notes issued from NatWest Group operating subsidiaries. (5) Tier 1 (inclusive of AT1) does not include CET1 numbers. 242 NatWest Group | 2022 Annual Report on Form 20-F

Risk and capital management *continued*

Capital, liquidity and funding risk continued

Roll-off profile

The following table illustrates the roll-off profile and weighted average spreads of NatWest Group's major wholesale funding programmes.

	As at and for year ended	Roll-off profile					
Senior debt roll-off profile (1)	31 December 2022	H1 2023	H2 2023	2024	2025	2026 & 2027	2028 & later
NatWest Group plc							
- amount (£m)	22,266	1,350	874	2,142	2,904	6,049	8,947
- weighted average rate spread (bps)	190	309	266	164	176	195	174
NWM Plc							
- amount (£m)	18,283	3,380	887	3,664	5,213	4,380	759
- weighted average rate spread (bps)	60	62	42	67	64	36	111
NatWest Bank Plc							
- amount (£m)	1,664	1,641	23	—	—	—	—
- weighted average rate spread (bps)	17	17	(6)	—	—	—	—
NWM N.V.							
- amount (£m)	1,884	682	556	532	66	—	48
- weighted average rate spread (bps)	(104)	(175)	(141)	3	(49)	—	95
NWM S.I.							
- amount (£m)	216	—	—	83	—	74	59
- weighted average rate spread (bps)	131	—	—	98	—	138	168
RBSI							
- amount (£m)	839	645	194	—	—	—	—
- weighted average rate spread (bps)	44	40	58	—	—	—	—
Securitisation							
- amount (£m)	859	—	—	—	296	375	188
- weighted average rate spread (bps)	3	—	—	—	8	—	—
Covered bonds							
- amount (£m)	2,842	751	—	2,091	—	—	—
- weighted average rate spread (bps)	127	44	—	157	—	—	—
Total notes issued - amount (£m)	48,853	8,449	2,534	8,512	8,479	10,878	10,001
Weighted average rate spread (bps)	113	70	78	105	96	122	164
Subordinated debt instruments roll-off profile (2)							
NatWest Group plc (£m)	5,521	126	537	1,298	918	875	1,767
NWM Plc (£m)	142	122	—	—	—	18	2
NatWest Bank Plc (£m)	72	72	—	—	—	—	—
NWM N.V. (£m)	323	83	—	—	—	—	240
UBIDAC (£m)	76	—	—	—	—	—	76
Total (£m)	6,134	403	537	1,298	918	893	2,085

(1) Based on final contractual instrument maturity.
(2) Based on first call date of instrument, however this does not indicate NatWest Group's strategy on capital and funding management. The table above does not include debt accounted Tier 1 instruments although those instruments form part of the total subordinated debt balance.
(3) The weighted average spread reflects the average net funding cost to NatWest Group and is calculated on an indicative basis and are quoted over term SONIA.
(4) The roll-off table is based on sterling-equivalent balance sheet values.

NatWest Group | 2022 Annual Report on Form 20-F 243

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 258 Financial statements Strategic report Governance Risk and capital management Additional information Financial review Financial statements Strategic report Governance Risk and capital management Additional information Financial review Capital, liquidity and funding risk continued Liquidity portfolio (audited) The table below shows the liquidity portfolio by product, with primary liquidity aligned to internal stressed outflow coverage and regulatory LCR categorisation. Secondary liquidity comprises assets eligible for discount at central banks, which do not form part of the liquid asset portfolio for LCR or stressed outflow purposes. Liquidity value 2022 2021 NatWest Group (1) NWH Group (2) UK DoL Sub NatWest Group NWH Group UK DoL Sub £m £m £m £m £m £m Cash and balances at central banks (3) 140,820 106,869 103,708 174,328 140,562 136,154 AAA to AA- rated governments 18,589 9,843 9,843 31,073 21,710 21,123 A+ and lower rated governments 317 — — 25 — — Government guaranteed issuers, public sector entities and government sponsored entities 134 120 100 307 295 174 International organisations and multilateral development banks 1,734 1,112 1,021 2,720 1,807 1,466 LCR level 1 bonds 20,774 11,075 10,964 34,125 23,812 22,763 LCR level 1 assets 161,594 117,944 114,672 208,453 164,374 158,917 LCR level 2 assets — — — 117 — — Non-LCR eligible assets — — — — — — Primary liquidity 161,594 117,944 114,672 208,570 164,374 158,917 Secondary liquidity(3) 63,917 63,849 63,849 77,849 77,660 76,573 Total liquidity value 225,511 181,793 178,521 286,419 242,034 235,490 (1) NatWest Group includes the UK Domestic Liquidity Sub-Group (UK DoLSub), NatWest Markets Plc and other significant operating subsidiaries that hold liquidity portfolios. These include The Royal Bank of Scotland International Limited, NWM N.V., Ulster Bank Ireland DAC and NatWest Bank Europe GmbH who hold managed portfolios that comply with local regulations that may differ from PRA rules. (2) NWH Group comprises UK DoLSub, Ulster Bank Ireland DAC and NatWest Bank Europe GmbH who hold managed portfolios that comply with local regulations that may differ from PRA rules. (3) Comprises assets eligible for discounting at the Bank of England and other central banks. (4) NatWest Markets Plc liquidity portfolio is reported in the NatWest Markets Plc Annual Report and Accounts. 244 NatWest Group | 2022 Annual Report on Form 20-F

Risk and capital management *continued*

Capital, liquidity and funding risk continued

Funding sources (audited)

The table below shows the carrying values of the principal funding sources based on contractual maturity. Balance sheet captions include balances held at all classifications under IFRS 9.

	2022			2021		
	Short-term less than 1 year £m	Long-term more than 1 year £m	Total £m	Short-term less than 1 year £m	Long-term more than 1 year £m	Total £m
Bank Deposits						
Repos	1,446	—	1,446	7,912	—	7,912
Other bank deposits (1)	6,353	12,642	18,995	5,803	12,564	18,367
	7,799	12,642	20,441	13,715	12,564	26,279
Customer Deposits						
Repos	9,575	254	9,829	14,541	—	14,541
Non-bank financial institutions	50,226	9	50,235	57,885	67	57,952
Personal	224,706	1,209	225,915	230,525	829	231,354
Corporate	164,314	25	164,339	175,850	113	175,963
	448,821	1,497	450,318	478,801	1,009	479,810
Trading liabilities (2)						
Repos (3)	23,740	—	23,740	19,389	—	19,389
Derivatives collateral	17,680	—	17,680	17,718	—	17,718
Other bank and customer deposits	413	654	1,067	849	704	1,553
Debt securities in issue - Medium term notes	54	743	797	178	796	974
	41,887	1,397	43,284	38,134	1,500	39,634
Other financial liabilities						
Customer deposits	253	797	1,050	568	—	568
Debt securities in issue:						
Commercial paper and certificates of deposit	5,587	85	5,672	9,038	115	9,153
Medium term notes	6,934	31,750	38,684	6,401	29,451	35,852
Covered bonds	804	2,038	2,842	53	2,833	2,886
Securitisation (5)	—	859	859	—	867	867
	13,578	35,529	49,107	16,060	33,266	49,326
Subordinated liabilities	974	5,286	6,260	1,375	7,054	8,429
Total funding	513,059	56,351	569,410	548,085	55,393	603,478
Of which: available in resolution (4)			*24,899*			*29,624*

(1) Includes £12.0 billion (2021 – £12.0 billion) relating to Term Funding Scheme with additional incentives for Small and Medium-sized Enterprises participation.
(2) Excludes short positions of £9.5 billion (2021 – £25.0 billion).
(3) Comprises central & other bank repos of £1.6 billion (2021 – £0.8 billion), other financial institution repos of £19.4 billion (2021 – £17.0 billion) and other corporate repos of £2.7 billion (2021 – £1.6 billion).
(4) Eligible liabilities (as defined in the Banking Act 2009 as amended from time to time) that meet the eligibility criteria set out in the regulations, rules, policies, guidelines, or statements of the Bank of England including the Statement of Policy published by the Bank of England in December 2021 (updating June 2018). The balance consists of £20.0 billion (2021 – £23.4 billion) under debt securities in issue (senior MREL) and £4.9 billion (2021 – £6.2 billion) under subordinated liabilities.
(5) NatWest Group transfers credit risk on originated loans and mortgages without the transfer of assets to a structured entity, whereby it enters credit derivative and financial guarantee contracts with consolidated structured entities and they in turn issue debt securities to investors. This funding is legally ringfenced in the structured entity and is restricted to specifically cover investor credit protection claim payments in respect of the associated loans and mortgages.

NatWest Group | 2022 Annual Report on Form 20-F 245

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 260 Financial statements Strategic report Governance Risk and capital management Additional information Financial review Capital, liquidity and funding risk continued Contractual maturity (audited) This table shows the residual maturity of financial instruments, based on contractual date of maturity of NatWest Group’s banking activities, including hedging derivatives. Trading activities, comprising mandatory fair value through profit or loss (MFVTPL) assets and held-for-trading (HFT) liabilities have been excluded from the maturity analysis and are shown in total in the table below. Banking activities Less than 1 1-3 3-6 6 months 3-5 More than Trading month months months -1 year Subtotal 1-3 years years 5 years Total activities Total 2022 £m £m £m £m £m £m £m £m £m £m £m Cash and balances at central banks 144,832 — — — 144,832 — — — 144,832 — 144,832 Trading assets — — — — — — — — — 45,577 45,577 Derivatives — 5 10 — 15 69 55 4 143 99,402 99,545 Settlement balances 2,572 — — — 2,572 — — — 2,572 — 2,572 Loans to banks - amortised cost 5,020 3 1,646 — 6,669 17 250 203 7,139 — 7,139 Loans to customers - amortised cost (1) 34,417 17,111 13,655 22,366 87,549 60,959 42,484 178,671 369,663 — 369,663 Personal 4,533 2,348 3,247 6,397 16,525 23,596 21,809 154,938 216,868 — 216,868 Corporate 20,366 4,997 4,422 9,108 38,893 29,570 18,231 22,342 109,036 — 109,036 Non-bank financial institutions 9,518 9,766 5,986 6,861 32,131 7,793 2,444 1,391 43,759 — 43,759 Other financial assets 736 1,140 1,150 2,857 5,883 7,634 7,661 8,930 30,108 787 30,895 Total financial assets 187,577 18,259 16,461 25,223 247,520 68,679 50,450 187,808 554,457 145,766 700,223 2021 Total financial assets 233,541 25,004 19,710 27,696 305,951 63,048 44,041 183,092 596,132 165,570 761,702 2022 Bank deposits excluding repos 5,050 177 522 604 6,353 4,442 8,200 — 18,995 — 18,995 Bank repos 961 485 — — 1,446 — — — 1,446 — 1,446 Customer repos 9,559 6 10 — 9,575 254 — — 9,829 — 9,829 Customer deposits — — excluding repos 414,135 13,749 6,868 4,494 439,246 1,223 — 20 440,489 — 440,489 Personal 216,530 3,019 2,984 2,173 224,706 1,209 — — 225,915 — 225,915 Corporate 151,945 7,184 3,221 1,964 164,314 5 — 20 164,339 — 164,339 Non-bank financial institutions 45,660 3,546 663 357 50,226 9 — — 50,235 — 50,235 Settlement balances 2,012 — — — 2,012 — — — 2,012 — 2,012 Trading liabilities — — — — — — — — — 52,808 52,808 Derivatives 10 10 17 31 68 63 — 1 132 93,915 94,047 Other financial liabilities 1,220 4,789 4,941 2,628 13,578 17,789 10,944 6,796 49,107 — 49,107 CPs and CDs 1,134 2,246 858 1,349 5,587 73 12 — 5,672 — 5,672 Medium term notes 36 1,623 4,079 1,196 6,934 15,161 9,989 6,600 38,684 — 38,684 Covered bonds 50 750 4 — 804 2,038 — — 2,842 — 2,842 Securitisations — — — — — 296 375 188 859 — 859 Customer deposits DFV — 170 — 83 253 221 568 8 1,050 — 1,050 Subordinated liabilities 73 14 228 659 974 2,194 1,458 1,634 6,260 — 6,260 Notes in circulation 3,218 — — — 3,218 — — — 3,218 — 3,218 Lease liabilities 13 23 34 67 137 229 180 572 1,118 — 1,118 Total financial liabilities 436,251 19,253 12,620 8,483 476,607 26,194 20,782 9,023 532,606 146,723 679,329 2021 Total financial liabilities 467,268 31,702 8,850 7,497 515,317 20,799 23,746 10,480 570,342 165,313 735,655 (1) Loans to customers excludes £3.3 billion (2021 – £3.7 billion) of impairment provisions. 246 NatWest Group | 2022 Annual Report on Form 20-F

Risk and capital management *continued*

Capital, liquidity and funding risk continued

Senior notes and subordinated liabilities - residual maturity profile by instrument type (audited)

The table below shows NatWest Group's debt securities in issue and subordinated liabilities by residual maturity.

	Trading liabilities	Other financial liabilities						
		Debt securities in issue						
2022	Debt securities in issue MTNs £m	Commercial paper and CDs £m	MTNs £m	Covered bonds £m	Securitisation £m	Subordinated liabilities £m	Total £m	Total notes in issue £m
Less than 1 year	54	5,587	6,934	804	—	974	14,299	14,353
1-3 years	475	73	15,161	2,038	296	2,195	19,763	20,238
3-5 years	35	12	9,989	—	375	1,458	11,834	11,869
More than 5 years	233	—	6,600	—	188	1,633	8,421	8,654
Total	797	5,672	38,684	2,842	859	6,260	54,317	55,114
2021								
Less than 1 year	178	9,038	6,401	53	—	1,375	16,867	17,045
1-3 years	335	105	12,902	2,833	—	3,165	19,005	19,340
3-5 years	112	10	9,234	—	289	1,959	11,492	11,604
More than 5 years	349	—	7,315	—	578	1,930	9,823	10,172
Total	974	9,153	35,852	2,886	867	8,429	57,187	58,161

The table below shows the currency breakdown.

2022	GBP £m	USD £m	EUR £m	Other £m	Total £m
Commercial paper and CDs	1,838	1,031	2,803	—	5,672
MTNs	3,746	18,750	14,217	2,768	39,481
Covered bonds	1,775	—	1,067	—	2,842
Securitisation	859	—	—	—	859
Subordinated liabilities	2,679	2,618	963	—	6,260
Total	10,897	22,399	19,050	2,768	55,114
2021	10,084	26,600	19,872	1,605	58,161

NatWest Group | 2022 Annual Report on Form 20-F 247

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 262 Financial statements Strategic report Governance Risk and capital management Additional information Financial review Capital, liquidity and funding risk continued Funding gap: maturity and segment analysis The contractual maturity of balance sheet assets and liabilities reflects the maturity transformation role banks perform, lending long-term but mainly obtaining funding through short-term liabilities such as customer deposits. In practice, the behavioural profiles of many liabilities show greater stability and longer maturity than the contractual maturity. This is particularly true of many types of retail and corporate deposits which, despite being repayable on demand or at short notice, have demonstrated very stable characteristics even in periods of acute stress. In its analysis to assess and manage asset and liability maturity gaps, NatWest Group determines the expected customer behaviour through qualitative and quantitative techniques. These incorporate observed customer behaviours over long periods of time. This analysis is subject to governance through NatWest Group ALCo Technical committee down to a segment level. The net behavioural funding surplus/(gap) and contractual maturity analysis is set out below. Contractual maturity Behavioural maturity Loans to customers Customer accounts Net surplus/(gap) Net surplus/(gap) Less than 1 year 1-5 years Greater than 5 years Total Less than 1 year 1-5 years Greater than 5 years Total Less than 1 year1-5 years Greater than 5 years Total Less than 1 year 1-5 years Greater than 5 years Total 2022 £bn £bn £bn £bn £bn £bn £bn £bn £bn £bn £bn £bn £bn £bn £bn £bn Retail Banking 12 41 144 197 187 1 — 188 175 (40) (144) (9) (7) 1 (3) (9) Private Banking 3 6 10 19 41 — — 41 38 (6) (10) 22 6 5 11 22 Commercial & Institutional 57 56 26 139 214 1 — 215 157 (55) (26) 76 6 68 2 76 Central items & other 1 — — 1 8 — — 8 7 — — 7 7 — — 7 Total 73 103 180 356 450 2 — 452 377 (101) (180) 96 12 74 10 96 2021 £bn £bn £bn £bn £bn £bn £bn £bn £bn £bn £bn £bn £bn £bn £bn £bn Total 87 90 166 343 475 2 — 477 388 (88) (166) 134 11 109 14 134 (1) Loans to customers and customer accounts include trading assets and trading liabilities respectively and excludes reverse repos and repos.  The net customer funding surplus has decreased by £38 billion during 2022 to £96 billion driven by a £25 billion decline in deposits and a £13 billion increase in loans to customers.  Customer deposits and loans to customers are broadly matched from a behavioural perspective.  The net funding surplus in 2022 is mainly concentrated in the longer dated buckets, reflecting stable characteristics of customer deposits. Risk and capital management continued NatWest Group Annual Report and Accounts 2022 262 Financial statements Strategic report Governance Risk and capital management Additional information Financial review Capital, liquidity and funding risk continued Funding gap: maturity and segment analysis The contractual maturity of balance sheet assets and liabilities reflects the maturity transformation role banks perform, lending long-term but mainly obtaining funding through short-term liabilities such as customer deposits. In practice, the behavioural profiles of many liabilities show greater stability and longer maturity than the contractual maturity. This is particularly true of many types of retail and corporate deposits which, despite being repayable on demand or at short notice, have demonstrated very stable characteristics even in periods of acute stress. In its analysis to assess and manage asset and liability maturity gaps, NatWest Group determines the expected customer behaviour through qualitative and quantitative techniques. These incorporate observed customer behaviours over long periods of time. This analysis is subject to governance through NatWest Group ALCo Technical committee down to a segment level. The net behavioural funding surplus/(gap) and contractual maturity analysis is set out below. Contractual maturity Behavioural maturity Loans to customers Customer accounts Net surplus/(gap) Net surplus/(gap) Less than 1 year 1-5 years Greater than 5 years Total Less than 1 year 1-5 years Greater than 5 years Total Less than 1 year1-5 years Greater than 5 years Total Less than 1 year 1-5 years Greater than 5 years Total 2022 £bn £bn £bn £bn £bn £bn £bn £bn £bn £bn £bn £bn £bn £bn £bn £bn Retail Banking 12 41 144 197 187 1 — 188 175 (40) (144) (9) (7) 1 (3) (9) Private Banking 3 6 10 19 41 — — 41 38 (6) (10) 22 6 5 11 22 Commercial & Institutional 57 56 26 139 214 1 — 215 157 (55) (26) 76 6 68 2 76 Central items & other 1 — — 1 8 — — 8 7 — — 7 7 — — 7 Total 73 103 180 356 450 2 — 452 377 (101) (180) 96 12 74 10 96 2021 £bn £bn £bn £bn £bn £bn £bn £bn £bn £bn £bn £bn £bn £bn £bn £bn Total 87 90 166 343 475 2 — 477 388 (88) (166) 134 11 109 14 134 (1) Loans to customers and customer accounts include trading assets and trading liabilities respectively and excludes reverse repos and repos.  The net customer funding surplus has decreased by £38 billion during 2022 to £96 billion driven by a £25 billion decline in deposits and a £13 billion increase in loans to customers.  Customer deposits and loans to customers are broadly matched from a behavioural perspective.  The net funding surplus in 2022 is mainly concentrated in the longer dated buckets, reflecting stable characteristics of customer deposits. 248 NatWest Group | 2022 Annual Report on Form 20-F

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 263 Capital, liquidity and funding risk continued Encumbrance (audited) NatWest Group evaluates the extent to which assets can be financed in a secured form (encumbrance), but certain asset types lend themselves more readily to encumbrance. The typical characteristics that support encumbrance are an ability to pledge those assets to another counterparty or entity through operation of law without necessarily requiring prior notification, homogeneity, predictable and measurable cash flows, and a consistent and uniform underwriting and collection process. Retail assets including residential mortgages, credit card receivables and personal loans display many of these features. NatWest Group categorises its assets into four broad groups, those that are:  Already encumbered and used to support funding currently in place through own-asset securitisations, covered bonds and securities repurchase agreements.  Pre-positioned with central banks as part of funding schemes and those encumbered under such schemes.  Ring-fenced to meet regulatory requirements, where NatWest Group has in place an operational continuity in resolution (OCIR) investment mandate wherein the PRA requires critical service providers to hold segregated liquidity buffers covering at least 50% of their annual fixed overheads.  Not currently encumbered. In this category, NatWest Group has in place an enablement programme which seeks to identify assets capable of being encumbered and to identify the actions to facilitate such encumbrance whilst not affecting customer relationships or servicing. Programmes to manage the use of assets to actively support funding are established within UK DoLSub, UBIDAC and NatWest Markets Plc. Balance sheet encumbrance The table shows the retained encumbrance assets of NatWest Group. Encumbered as a result of transactions with Unencumbered assets not counterparties Collateral pre-positioned other than central banks Pre-positioned ring-fenced with central banks Covered SFT, & encumbered to meet debts & derivatives assets held regulatory Readily Other Cannot securitisa- and similar Total at central requirement available available be used tions (1) (2,3) (4) banks (5) (6) (7) (8) (9) Total Total (10) 2022 £bn £bn £bn £bn £bn £bn £bn £bn £bn £bn Cash and balances at central banks — 5.3 5.3 — — 139.5 — — 139.5 144.8 Trading assets — 21.7 21.7 — — 1.3 1.1 21.5 23.9 45.6 Derivatives — — — — — — — 99.5 99.5 99.5 Settlement balances — — — — — — — 2.6 2.6 2.6 Loans to banks - amortised cost — 0.1 0.1 — — 5.9 0.8 0.3 7.0 7.1 Loans to customers - amortised cost 10.4 0.4 10.8 99.9 — 92.2 122.5 40.9 255.6 366.3 Residential mortgages - UK 7.0 — 7.0 99.9 — 80.0 15.0 — 95.0 201.9 - Rol — — — — — — — — — — Credit cards — — — — — 4.1 0.2 — 4.3 4.3 Personal loans — — — — — 5.4 2.2 1.4 9.0 9.0 Other 3.4 0.4 3.8 — — 2.7 105.1 39.5 147.3 151.1 Other financial assets — 6.3 6.3 — 1.8 21.2 0.2 1.4 22.8 30.9 Intangible assets — — — — — — — 7.1 7.1 7.1 Other assets — — — — — — 2.5 6.7 9.2 9.2 Assets of disposal groups (11) 1.1 — 1.1 — — — — 5.8 5.8 6.9 Total assets 11.5 33.8 45.3 99.9 1.8 260.1 127.1 185.8 573.0 720.0 2021 Total assets 11.9 59.1 71.0 126.2 2.0 267.9 123.5 191.4 582.8 782.0 (1) Covered debts and securitisations include securitisations, conduits, covered bonds and secured notes. (2) Repos and other secured deposits, cash, coin and nostro balance held with the Bank of England as collateral against deposits and notes in circulation are included here rather than within those positioned at the central bank as they are part of normal banking operations. Securities financing transactions (SFT) include collateral given to secure derivative liabilities. (3) Derivative cash collateral of £13 billion (2021 - £12 billion) has been included in the encumbered assets basis the regulatory requirement. (4) Total assets encumbered as a result of transactions with counterparties other than central banks are those that have been pledged to provide security and are therefore not available to secure funding or to meet other collateral needs. (5) Assets pre-positioned at the central banks include loans provided as security as part of funding schemes and those encumbered under such schemes. (6) Ring-fenced to meet regulatory requirement includes assets ring fenced to meet operational continuity in resolution (OCIR) investment mandate. (7) Readily available for encumbrance: including assets that have been enabled for use with central banks but not pre-positioned; cash and high quality debt securities that form part of NatWest Group’s liquidity portfolio and unencumbered debt securities. (8) Other assets that are capable of being encumbered are those assets on the balance sheet that are available for funding and collateral purposes but are not readily realisable in their current form. These assets include loans that could be pre-positioned with central banks but have not been subject to internal and external documentation review and diligence work. (9) Cannot be used includes: (a) Derivatives, reverse repurchase agreements and trading related settlement balances. (b) Non-financial assets such as intangibles, prepayments and deferred tax. (c) Loans that cannot be pre-positioned with central banks based on criteria set by the central banks, including those relating to date of origination and level of documentation. (d) Non-recourse invoice financing balances and certain shipping loans whose terms and structure prohibit their use as collateral. (10) In accordance with market practice, NatWest Group employs securities recognised on the balance sheet, and securities received under reverse repo transactions as collateral for repos. (11) The majority of UBIDAC assets are in contracted loan sale agreements as part of its phased withdrawal strategy and are unavailable for any alternative contingent liquidity arrangements. UBIDAC has in place a committed unsecured liquidity line from NatWest Bank to support the withdrawal. NatWest Group | 2022 Annual Report on Form 20-F 249

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 264 Financial statements Strategic report Governance Risk and capital management Additional information Financial review Financial statements Strategic report Governance Risk and capital management Additional information Financial review Market risk (audited) Non-traded market risk Definition (audited) Non-traded market risk is the risk to the value of assets or liabilities outside the trading book, or the risk to income, that arises from changes in market prices such as interest rates, foreign exchange rates and equity prices, or from changes in managed rates. Sources of risk (audited) The key sources of non-traded market risk are interest rate risk, credit spread risk, foreign exchange risk, equity risk and accounting volatility risk. For detailed qualitative and quantitative information on each of these risk types, refer to the separate sub-sections following the VaR table below. Key developments in 2022  Interest rates in the UK increased sharply in 2022, to levels higher than expected at the end of 2021. The Bank of England base rate rose from 0.25% at 31 December 2021 to 3.5% at 31 December 2022. The five-year sterling overnight index interest rate swap rate rose from 1.05% at 31 December 2021 to 4.10% at 31 December 2022. The corresponding ten-year rate rose from 0.95% to 3.75%.  Overall, non-traded VaR decreased over the year, driven by a decrease in credit spread VaR. This reflected reduced holdings of bonds in the liquidity portfolio. Interest rate VaR rose, reflecting higher interest rate volatility, particularly in sterling. By year-end, interest rate risk had displaced credit spread risk as the main driver of non-traded VaR.  NatWest Group’s structural hedge notional increased to £230 billion at 31 December 2022 from £206 billion at 31 December 2021 as more balances were included in the hedging programme.  Higher swap rates were reflected in a higher yield on the structural hedge, which rose from 0.75% in 2021 to 0.96% in 2022.  The sensitivity of net interest earnings to a 25-basis-point upward shift in the yield curve fell to a cumulative £886 million over three years at 31 December 2022, from £1,107 million at 31 December 2021. The main contributors to lower sensitivity were lower deposit volumes and increased structural hedging.  Sterling weakened against the US dollar, to 1.21 at 31 December 2022 compared to 1.35 at 31 December 2021. It also weakened against the euro, to 1.13 at 31 December 2022 compared to 1.19 at 31 December 2021. Residual structural foreign currency exposures decreased over the year by £1.5 billion, in sterling equivalent terms, mainly due to increased hedging. Governance (audited) Responsibility for identifying, measuring, monitoring and controlling market risk arising from non-trading activities lies with the relevant business. Oversight is provided by the independent Risk function. Risk positions are reported regularly to the Executive Risk Committee, the Board Risk Committee, and the Board as well as to the Asset & Liability Management Committee. Non-traded market risk policy sets out the governance and risk management framework. Risk appetite NatWest Group’s qualitative appetite is set out in the non-traded market risk appetite statement. Its quantitative appetite is expressed in terms of value-at-risk (VaR), stressed value-at-risk (SVaR), sensitivity and stress limits, and earnings-at-risk limits. 250 NatWest Group | 2022 Annual Report on Form 20-F NatWest Group is exposed to non-traded market risk through its banking activities and to traded market risk through its trading activities. Non-traded and traded market risk exposures are managed and discussed separately. The non-traded market risk section begins below. The traded market risk section begins on page 258. Pension-related activities also give rise to market risk. Refer to page 262 for more information on risk related to pensions. The limits are reviewed to reflect changes in risk appetite, business plans, portfolio composition and the market and economic environments. To ensure approved limits are not breached and that NatWest Group remains within its risk appetite, triggers have been set and are actively managed. For further information on risk appetite and risk controls, refer to pages 167 and 168.

Risk and capital management *continued*

Non-traded market risk continued

Risk measurement (audited)

Non-traded internal VaR (1-day 99%)

The following table shows one-day internal banking book value-at-risk (VaR) at a 99% confidence level, split by risk type. VaR values for each year are calculated based on one-day values for each of the 12 month-end reporting dates.

NatWest Group's VaR metrics are explained on page 258. Each of the key risk types are discussed in greater detail in their individual sub-sections following this table.

	2022				2021			
	Average £m	Maximum £m	Minimum £m	Period end £m	Average £m	Maximum £m	Minimum £m	Period end £m
Interest rate	30.4	60.7	7.6	37.7	10.2	13.7	6.4	8.6
Credit spread	36.3	86.6	19.9	20.3	102.9	113.5	92.4	100.9
Structural foreign exchange rate	8.9	11.3	6.1	11.3	11.4	13.2	9.2	12.0
Equity	18.1	22.2	13.7	14.7	12.4	14.6	11.1	14.3
Pipeline risk (1)	1.5	4.5	0.3	2.4	0.5	1.2	0.3	1.2
Diversification (2)	(36.9)			(34.9)	(12.9)			(35.6)
Total	58.3	91.2	45.5	51.5	124.5	147.1	101.4	101.4

(1) Pipeline risk is the risk of loss arising from personal customers owning an option to draw down a loan – typically a mortgage – at a committed rate, where interest rate changes may result in greater or fewer customers than anticipated taking up the committed offer.
(2) NatWest Group benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

- Overall, non-traded VaR decreased over the year, driven by a decrease in credit spread VaR. This reflected reduced holdings of bonds in the liquidity portfolio.
- Interest rate VaR increased, reflecting higher interest rate volatility, particularly in sterling. By year-end, interest rate risk had displaced credit spread risk as the main driver of non-traded VaR.

NatWest Group | 2022 Annual Report on Form 20-F 251

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 266 Financial statements Strategic report Governance Risk and capital management Additional information Financial review Financial statements Strategic report Governance Risk and capital management Additional information Financial review Financial statements Strategic report Governance Risk and capital management Additional information Financial review Non-traded market risk continued Interest rate risk Non-traded interest rate risk (NTIRR) arises from the provision to customers of a range of banking products with differing interest rate characteristics. When aggregated, these products form portfolios of assets and liabilities with varying degrees of sensitivity to changes in market interest rates. Mismatches can give rise to volatility in net interest income as interest rates vary. NTIRR comprises the following three primary risk types:  Gap risk: arises from the timing of rate changes in non-trading book instruments. The extent of gap risk depends on whether changes to the term structure of interest rates occur consistently across the yield curve (parallel risk) or differentially by period (non-parallel risk).  Basis risk: captures the impact of relative changes in interest rates for financial instruments that have similar tenors but are priced using different interest rate indices, or on the same interest rate indices but with different tenors.  Option risk: arises from option derivative positions or from optional elements embedded in assets, liabilities and/or off-balance sheet items, where NatWest Group or its customer can alter the level and timing of their cash flows. Option risk also includes pipeline risk. To manage exposures within its risk appetite, NatWest Group aggregates interest rate positions and hedges its residual exposure, primarily with interest rate swaps. Structural hedging aims to reduce gap risk and the sensitivity of earnings to interest rate shocks. It also provides some protection against prolonged periods of falling rates. Structural hedging is explained in greater detail below, followed by information on how NatWest Group measures NTIRR from both an economic value-based and an earnings-based perspective. Structural hedging NatWest Group has a significant pool of stable, non and low interest-bearing liabilities, principally comprising current accounts and savings, in addition to its equity and reserves. A proportion of these balances are hedged, either by investing directly in longer-term fixed-rate assets (such as fixed-rate mortgages) or by using interest rate swaps, which are generally booked as cash flow hedges of floating-rate assets, in order to provide a consistent and predictable revenue stream. After hedging the net interest rate exposure externally, NatWest Group allocates income to equity or products in structural hedges by reference to the relevant interest rate swap curve. Over time, this approach has provided a basis for stable income attribution for management purposes to products and interest rate returns. The programme aims to track a time series of medium-term swap rates, but the yield will be affected by changes in product volumes and NatWest Group’s equity capital. The table below shows the total income and total yield, incremental income, and the period-end and average notional balances allocated to equity and products in respect of the structural hedges managed by NatWest Group. Total income represents the fixed leg of the hedge, while incremental income represents the difference between total income and short-term cash rates. 2022 2021 Incremental Total Period end Average Total Incremental Total Period end Average Total income income notional notional yield income income notional notional yield £m £m £bn £bn % £m £m £bn £bn % Equity 71 363 21 21 1.77 426 448 21 22 2.05 Product (973) 1,571 184 176 0.89 744 861 161 145 0.59 Other (112) 201 25 26 0.77 139 115 24 23 0.51 Total (1,014) 2,135 230 223 0.96 1,309 1,424 206 190 0.75 Equity structural hedges refer to income allocated primarily to equity and reserves. At 31 December 2022, the equity structural hedge notional was allocated between NWH Group and NWM Group in a ratio of approximately 77%/23% respectively. Product structural hedges refer to income allocated to customer products by NWH Group Treasury, mainly current account and savings balances in Commercial & Institutional and Retail Banking. Other structural hedges refer to hedges managed by the Coutts & Co, RBS International and UBIDAC legal entities. At 31 December 2022, approximately 94% by notional of total structural hedges were sterling-denominated. 252 NatWest Group | 2022 Annual Report on Form 20-F

Risk and capital management *continued*

Non-traded market risk continued

The following table presents the incremental income associated with product structural hedges at segment level.

	2022 £m	2021 £m
Retail Banking	(463)	346
Commercial & Institutional	(510)	398
Total	(973)	744

- The increase in hedge notional, on a period-end basis, mainly resulted from increased hedging of Personal and Commercial deposits.
- The increase in total income reflected not only the increase in hedge notional but also higher yields. The total yield of the structural hedge also rose to 0.96% in 2022 from 0.75% in 2021, although the yield on the equity hedge fell as higher yielding hedges matured.
- The five-year sterling swap rate rose to 4.10% at the end of December 2022 from 1.05% at the end of December 2021. The ten-year sterling swap rate also rose, from 0.95% to 3.75%.
- Incremental income, which measures the difference between total yield and short term interest rates, turned negative. This reflects the relative stability of the total yield of the structural hedge. Compared to the 21-basis-point increase in the structural hedge total yield, the sterling overnight index average (SONIA) increased 324 basis points to 3.43% at 31 December 2022 from 0.19% at 31 December 2021.

NTIRR can be measured using value-based or earnings-based approaches. Value-based approaches measure the change in value of the balance sheet assets and liabilities including all cash flows. Earnings-based approaches measure the potential impact on the income statement of changes in interest rates over a defined horizon, generally one to three years.

NatWest Group uses VaR as its value-based approach and sensitivity of net interest earnings as its earnings-based approach.

These two approaches provide complementary views of the impact of interest rate risk on the balance sheet at a point in time. The scenarios employed in the net interest earnings sensitivity approach may incorporate assumptions about how NatWest Group and its customers will respond to a change in the level of interest rates. In contrast, the VaR approach measures the sensitivity of the balance sheet at a point in time. Capturing all cash flows, VaR also highlights the impact of duration and repricing risks beyond the one-to-three-year period shown in earnings sensitivity calculations.

Value-at-risk

VaR is a statistical estimate of the potential change in the market value of a portfolio (and, thus, the impact on the income statement) over a specified time horizon at a given confidence level.

NatWest Group's standard VaR metrics – which assume a time horizon of one trading day and a confidence level of 99% – are based on interest rate repricing gaps at the reporting date. Daily rate moves are modelled using observations from the last 500 business days. These incorporate customer products plus associated funding and hedging transactions as well as non-financial assets and liabilities. Behavioural assumptions are applied as appropriate.

The non-traded interest rate risk VaR metrics for NatWest Group's retail and commercial banking activities are included in the banking book VaR table presented earlier in this section. The VaR captures the risk resulting from mismatches in the repricing dates of assets and liabilities.

It also includes any mismatch between the maturity profile of external hedges and NatWest Group's target maturity profile for the hedge.

NatWest Group | 2022 Annual Report on Form 20-F 253

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 268 Financial statements Strategic report Governance Risk and capital management Additional information Financial review Financial statements Strategic report Governance Risk and capital management Additional information Financial review Financial statements Strategic report Governance Risk and capital management Additional information Financial review Non-traded market risk continued Sensitivity of net interest earnings Net interest earnings are sensitive to changes in the level of interest rates, mainly because maturing structural hedges are replaced at higher or lower rates and changes to coupons on managed rate customer products do not always match changes in market rates of interest or central bank policy rates. Earnings sensitivity is derived from a market-implied forward rate curve, which will incorporate expected changes in central bank policy rates such as the Bank of England base rate. A simple scenario is shown that projects forward earnings based on the 31 December 2022 balance sheet, which is assumed to remain constant. An earnings projection is derived from the market-implied curve, which is then subject to interest rate shocks. The difference between the market-implied projection and the shock gives an indication of underlying sensitivity to interest rate movements. Reported sensitivities should not be considered a forecast of future performance in these rate scenarios. Actions that could reduce interest earnings sensitivity include changes in pricing strategies on customer loans and deposits as well as hedging. Management action may also be taken to stabilise total income also taking into account non-interest income. Three-year 25-basis-point sensitivity table The table below shows the sensitivity of net interest earnings – for both structural hedges and managed rate accounts – on a one, two and three-year forward-looking basis to an upward or downward interest rate shift of 25 basis points. In all scenarios, yield curves are assumed to move in parallel. +25 basis points upward shift -25 basis points downward shift Year 1 Year 2 Year 3 Year 1 Year 2 Year 3 2022 £m £m £m £m £m £m Structural hedges 50 158 260 (50) (158) (260) Managed margin 148 141 136 (170) (140) (129) Total 198 299 396 (220) (298) (389) 2021 Structural hedges 40 132 224 (40) (132) (224) Managed margin 269 203 239 (245) (199) (177) Total 309 335 463 (285) (331) (401) (1) Earnings sensitivity considers only the main drivers, namely structural hedging and margin management. (2) Following a change in the basis of preparation of this table, it now excludes UBIDAC.  The overall sensitivity to shifts in the yield curve decreased year on year, mainly driven by increased structural hedge volumes and lower managed margin deposit volumes.  The sensitivity of the structural hedge increased because of the rise in hedged volumes, which increased the sensitivity to hedges maturing through the projection.  The increased volume of hedges reduces managed margin sensitivity because a significant part of the managed margin component is the residual sensitivity of unhedged deposit volumes.  Managed margin sensitivity further reduced due to lower deposit volumes at 31 December 2022 compared to 31 December 2021. One-year 25 and 100-basis-point sensitivity table The following table analyses the one-year scenarios by currency. The sensitivity to a downward 100-basis-point shift in the yield curve has been introduced for 2022. This shift was not presented for 2021, when yield curves were already close to zero (or were negative in euros). 2022 2021 Shifts in yield curve Shifts in yield curve +25 -25 +100 -100 +25 -25 +100 basis points basis points basis points basis points basis points basis points basis points £m £m £m £m £m £m £m Euro 13 (12) 48 (50) 7 15 64 Sterling 172 (194) 698 (784) 260 (265) 950 US dollar 10 (11) 42 (53) 40 (33) 143 Other 3 (3) 13 (16) 2 (2) 11 Total 198 (220) 801 (903) 309 (285) 1,168 (1) Following a change in the basis of preparation of this table, it now excludes UBIDAC. 254 NatWest Group | 2022 Annual Report on Form 20-F

Risk and capital management *continued*

Non-traded market risk continued

Sensitivity of fair value through other comprehensive income (FVOCI) and cash flow hedging reserves to interest rate movements

NatWest Group holds most of the bonds in its liquidity portfolio at fair value. Valuation changes that are not hedged (or not in effective hedge accounting relationships) are recognised in FVOCI reserves.

Interest rate swaps are used to implement the structural hedging programme and also hedging of some personal and commercial lending portfolios, primarily fixed-rate mortgages. Generally, these swaps are booked in hedge accounting relationships. Changes in the valuation of swaps that are in effective cash flow hedge accounting relationships are recognised in cash flow hedge reserves.

The table below shows the sensitivity of FVOCI reserves and cash flow hedge reserves to a parallel shift in all rates. Cash flow hedges are assumed to be fully effective and interest rate hedges of bonds in the liquidity portfolio are also assumed to be subject to fully effective hedge accounting. No change in the spread between bonds and swaps is assumed. Hedge accounting ineffectiveness would result in deviation from the results below, with gains or losses recognised in P&L instead of reserves. Hedge ineffectiveness P&L is monitored, and the effectiveness of cash flow and fair value hedge relationships is regularly tested in accordance with IFRS requirements. Note that a movement in the FVOCI reserve would have an impact on CET1 capital but a movement in the cash flow hedge reserve would not be expected to do so. Volatility in both reserves affects tangible net asset value.

	2022				2021			
	+25 basis points £m	-25 basis points £m	+100 basis points £m	-100 basis points £m	+25 basis points £m	-25 basis points £m	+100 basis points £m	-100 basis points £m
FVOCI reserves	(3)	2	(13)	5	(46)	45	(187)	174
Cash flow hedge reserves	(278)	281	(1,097)	1,138	(210)	214	(820)	877
Total	(281)	283	(1,110)	1,143	(256)	259	(1,007)	1,051

- The sensitivity of FVOCI and cash flow hedge reserves increased in 2022, mainly due to increased cash flow hedging, partly offset by a reduction in FVOCI sensitivity as a result of bond disposals.

NatWest Group | 2022 Annual Report on Form 20-F 255

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 270 Financial statements Strategic report Governance Risk and capital management Additional information Financial review Financial statements Strategic report Governance Risk and capital management Additional information Financial review Financial statements Strategic report Governance Risk and capital management Additional information Financial review Non-traded market risk continued Credit spread risk Credit spread risk arises from the potential adverse economic impact of a change in the spread between bond yields and swap rates, where the bond portfolios are accounted at fair value through other comprehensive income. NatWest Group’s bond portfolios primarily comprise high-quality securities maintained as a liquidity buffer to ensure it can continue to meet its obligations in the event that access to wholesale funding markets is restricted. Additionally, other high-quality bond portfolios are held for collateral purposes and to support payment systems. Credit spread risk is monitored daily through sensitivities and VaR measures (refer to the non-traded VaR table earlier in this section). Exposures and limit utilisations are reported to senior management on a regular basis. Dealing mandates in place for the bond portfolios further mitigate the risk by imposing constraints by duration, asset class and credit rating. Foreign exchange risk Non-traded foreign exchange risk arises from three main sources:  Structural foreign exchange rate risk – mainly arises from the capital deployed in foreign subsidiaries and branches.  Transactional foreign exchange rate risk – arises from customer transactions and profits and losses that are in a currency other than the functional currency.  Forecast earnings or costs in foreign currencies – NatWest Group assesses its potential exposure to forecast foreign currency income and expenses. NatWest Group hedges forward some forecast expenses. The most material non-traded open currency positions are the structural foreign exchange exposures arising from investments in foreign subsidiaries and branches. These exposures are assessed and managed to predefined risk appetite levels under delegated authority agreed by the CFO with support from the Asset & Liability Management Committee. NatWest Group seeks to limit the potential volatility impact on its CET1 ratio from exchange rate movements by deliberately maintaining a structural open currency position. Gains or losses arising from the retranslation of net investments in overseas operations are recognised in other comprehensive income and reduce the sensitivity of capital ratios to foreign exchange rate movements primarily arising from the retranslation of non-sterling denominated RWAs. Sensitivity is minimised where, for a given currency, the ratio of the structural open position to RWAs equals the CET1 ratio. The sensitivity of this ratio to exchange rates is monitored monthly and reported to the Asset & Liability Management Committee at least quarterly. Foreign exchange exposures arising from customer transactions are hedged by businesses on a regular basis in line with NatWest Group policy. Foreign exchange risk (audited) The table below shows structural foreign currency exposures. Structural foreign Residual currency Structural Net investments Net exposures foreign in foreign investment pre-economic Economic currency operations hedges hedges hedges (1) exposures 2022 £m £m £m £m £m US dollar 1,278 (303) 975 (975) — Euro 6,189 (4,164) 2,025 — 2,025 Other non-sterling 996 (431) 565 — 565 Total 8,463 (4,898) 3,565 (975) 2,590 2021 US dollar 1,275 (260) 1,015 (1,015) — Euro 6,222 (2,669) 3,553 — 3,553 Other non-sterling 990 (421) 569 — 569 Total 8,487 (3,350) 5,137 (1,015) 4,122 (1) Economic hedges of US dollar net investments in foreign operations represent US dollar AT1 equity securities that do not qualify as net investment hedges for accounting purposes. They provide an offset to structural foreign exchange exposures to the extent that there are net assets in overseas operations available, but they are accounted for at historical cost under IFRS until redemption.  Residual structural foreign currency exposures fell in 2022, mainly due to increased hedging of net investments in euro operations.  Changes in foreign currency exchange rates affect equity in proportion to structural foreign currency exposure pre economic hedges. For example, a 5% strengthening or weakening in foreign currencies against sterling would result in a gain or loss of £0.2 billion in equity respectively. 256 NatWest Group | 2022 Annual Report on Form 20-F

Risk and capital management *continued*

Non-traded market risk continued

Equity risk (audited)

Non-traded equity risk is the potential variation in income and reserves arising from changes in equity valuations. Equity exposures may arise through strategic acquisitions, through participations in industry schemes (for example, SWIFT) or through private equity arrangements (for example, the Big Society scheme).

Investments, acquisitions or disposals of a strategic nature are referred to the Acquisitions & Disposals Committee. Once approved by the CFO with support from the Acquisitions & Disposals Committee for execution, such transactions are referred for approval to the Board, the Executive Committee, the Chief Executive, the Chief Financial Officer or as otherwise required. Decisions to acquire or hold equity positions in the non-trading book that are not of a strategic nature are taken by authorised persons with delegated authority.

Equity positions are carried at fair value on the balance sheet based on market prices where available. If market prices are not available, fair value is based on appropriate valuation techniques or management estimates.

The table below shows the balance sheet carrying value of equity positions in the banking book.

	2022 £m	2021 £m
Exchange-traded equity	154	16
Private equity and other	170	226
	324	242

The exposures may take the form of (i) equity shares listed on a recognised exchange, (ii) private equity shares defined as unlisted equity shares with no observable market parameters or (iii) other unlisted equity shares such as participation in SWIFT.

	2022 £m	2021 £m
Net realised gains arising from disposals	106	8
Unrealised gains included in Tier 1 or Tier 2 capital (1)	89	88

(1) Includes gains or losses on FVOCI instruments only.

- The increase in equity investments mainly reflects the acquisition of new investments in PTSB and Vodeno in H2 2022, partly offset by disposals.

Accounting volatility risk

Accounting volatility risk arises when an exposure is accounted for at amortised cost but economically hedged by a derivative that is accounted for at fair value. Although this is not an economic risk, the difference in accounting between the exposure and the hedge creates volatility in the income statement.

Accounting volatility can be mitigated through hedge accounting. However, residual volatility will remain in cases where accounting rules mean that hedge accounting is not an option, or where there is some hedge ineffectiveness. Accounting volatility risk is reported to the Asset & Liability Management Committee monthly and capitalised as part of the Internal Capital Adequacy Assessment Process (ICAAP).

NatWest Group | 2022 Annual Report on Form 20-F 257

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 272 Financial statements Strategic report Governance Risk and capital management Additional information Financial review Financial statements Strategic report Governance Risk and capital management Additional information Financial review Financial statements Strategic report Governance Risk and capital management Additional information Financial review Traded market risk Definition (audited) Traded market risk is the risk arising from changes in fair value on positions, assets, liabilities or commitments in trading portfolios as a result of fluctuations in market prices. Sources of risk (audited) Traded market risk mainly arises from NatWest Group’s trading activities. These activities provide a range of financing, risk management and investment services to clients − including corporations and financial institutions − around the world. From a market risk perspective, activities are focused on rates; currencies; and traded credit. NatWest Group undertakes transactions in financial instruments including debt securities, as well as securities financing and derivatives. All material traded market risk resides in NatWest Markets. The key categories are interest rate risk, credit spread risk and foreign currency price risk. Trading activities may also give rise to counterparty credit risk. For further detail refer to the Credit risk section. Key developments in 2022  The year was marked by periods of increased market volatility reflecting UK political developments, global inflationary concerns and the invasion of Ukraine  The significant volatility in Gilts, sterling swaps and inflation entered the rolling window for VaR calculation during 2022. However, traded VaR and SVaR remained within appetite and, on an average basis, decreased compared to 2021, aided by NatWest Group’s continued disciplined approach to risk-taking. Governance (audited) Market risk policy statements set out the governance and risk management framework. Responsibility for identifying, measuring, monitoring and controlling market risk arising from trading activities lies with the relevant trading business. The Market Risk function independently advises on, monitors and challenges the risk-taking activities undertaken by the trading business ensuring these are within the constraints of the market risk framework, policies, and risk appetite statements and measures. Risk appetite NatWest Group’s qualitative appetite for traded market risk is set out in the traded market risk appetite statement. Quantitative appetite is expressed in terms of exposure limits. The limits at NatWest Group level comprise value-at-risk (VaR), stressed value-at-risk (SVaR) and stress-testing limits. More details on these are provided on the following pages. For each trading business, a document known as a dealing authority compiles details of all applicable limits and trading restrictions. The desk-level mandates comprise qualitative limits related to the product types within the scope of each desk, as well as quantitative metrics specific to the desk’s market risk exposures. These additional limits and metrics aim to control various risk dimensions such as exposure size, aged inventory, currency and tenor. The limits are reviewed to reflect changes in risk appetite, business plans, portfolio composition and the market and economic environments and recalibrated to ensure that they remain aligned to NatWest Group RWA targets. Limit reviews focus on optimising the alignment between traded market risk exposure and capital usage. Monitoring and mitigation Traded market risk is identified and assessed by gathering, analysing, monitoring and reporting market risk information at desk, business, business segment and NatWest Group-wide levels. Industry expertise, continued system developments and techniques such as stress testing are also used to enhance the effectiveness of the identification and assessment of all material market risks. Traded market risk exposures are monitored against limits and analysed daily. A daily report summarising the position of exposures against limits at desk, business, business segment and NatWest Group levels is provided to senior management and market risk managers across the function. Limit reporting is supplemented with regulatory capital and stress testing information as well as ad-hoc reporting. A risk review of trading businesses is undertaken weekly with senior risk and front office staff. This includes a review of profit and loss drivers, notable position concentrations and other positions of concern. Business profit and loss performance is monitored automatically through loss triggers which, if breached, require a remedial action plan to be agreed between the Market Risk function and the business. The loss triggers are set using both a fall-from-peak approach and an absolute loss level. In addition, regular updates on traded market risk positions are provided to the Executive Risk Committee, the Board Risk Committee and the Board. Measurement NatWest Group uses VaR, SVaR and the incremental risk charge to measure traded market risk. Risks that are not adequately captured by VaR or SVaR are captured by the Risks Not In VaR (RNIV) framework to ensure that NatWest Group is adequately capitalised for market risk. In addition, stress testing is used to identify any vulnerabilities and potential losses. The key inputs into these measurement methods are market data and risk factor sensitivities. Sensitivities refer to the changes in trade or portfolio value that result from small changes in market parameters that are subject to the market risk limit framework. Revaluation ladders are used in place of sensitivities to capture the impact of large moves in risk factors or the joint impact of two risk factors. These methods have been designed to capture correlation effects and allow NatWest Group to form an aggregated view of its traded market risk across risk types, markets and business lines while also taking into account the characteristics of each risk type. Value-at-risk For internal risk management purposes, VaR assumes a time horizon of one trading day and a confidence level of 99%. The internal VaR model – which captures all trading book positions including those products approved by the regulator – is based on a historical simulation, utilising market data from the previous 500 days on an equally-weighted basis. 258 NatWest Group | 2022 Annual Report on Form 20-F To ensure approved limits are not breached and that NatWest Group remains within its risk appetite, triggers have been set such that if exposures exceed a specified level, action plans are developed by the relevant business and the Market Risk function and implemented. For more detail on risk appetite and risk controls, refer to pages 167 and 168.

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 273 Traded market risk continued The model also captures the potential impact of interest rate risk; credit spread risk; foreign currency price risk; equity price risk; and commodity price risk. When simulating potential movements in such risk factors, a combination of absolute, relative and rescaled returns is used. The performance and adequacy of the VaR model are tested regularly through the following processes:  Back-testing: Internal and regulatory back-testing is conducted on a daily basis. Information on internal back-testing is provided in this section. Information on regulatory back-testing appears in the Pillar 3 Report.  Ongoing model validation: VaR model performance is assessed both regularly, and on an ad-hoc basis, if market conditions or portfolio profile change significantly. One-day 99% traded internal VaR Traded VaR (1-day 99%) (audited) The table below shows one-day 99% internal VaR for NatWest Group’s trading portfolios, split by exposure type. 2022 2021 Average Maximum Minimum Period end Average Maximum Minimum Period end £m £m £m £m £m £m £m £m Interest rate 7.3 12.6 4.1 9.0 10.4 25.3 4.5 8.9 Credit spread 7.8 12.0 6.0 6.4 11.3 13.4 9.4 10.7 Currency 3.1 8.0 1.2 1.5 3.4 9.4 1.7 2.2 Equity — 0.3 — — 0.4 0.8 — 0.2 Commodity — — — — 0.1 0.5 — — Diversification (1) (7.5) (6.8) (12.3) (10.5) Total 10.7 15.1 7.2 10.1 13.3 23.9 9.3 11.5 (1) NatWest Group benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.  On an average basis, total traded VaR was lower in 2022 than in 2021 despite the increased market volatility related to sterling Gilts, swaps and inflation entering the rolling window for VaR calculation during 2022.  The decrease in average interest rate VaR reflected the lower tenor basis risk in sterling flow trading in 2022 than in 2021. This followed the application of a regulator-approved update to the VaR model in Q3 2021 to address the impact of the transition from LIBOR to alternative risk-free rates.  Credit spread VaR also decreased, mainly because the heightened market volatility in March 2020, resulting from the onset of the COVID-19 crisis, dropped out of the VaR window during H1 2022. 0 2 4 6 8 10 12 14 16 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Total Trading VaR Interest Rate VaR Credit VaR FX VaR Equity VaR Commodity VaR £m NatWest Group | 2022 Annual Report on Form 20-F 259  Model Risk Management review: As part of the model lifecycle, all risk models (including the VaR model) are independently reviewed to ensure the model is still fit for purpose given current market conditions and portfolio profile. For further detail on the independent model validation carried out by Model Risk Management refer to page 268. More information relating to pricing and market risk models is presented in the Pillar 3 Report.

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 274 Financial statements Strategic report Governance Risk and capital management Additional information Financial review Financial statements Strategic report Governance Risk and capital management Additional information Financial review Financial statements Strategic report Governance Risk and capital management Additional information Financial review Financial statements Strategic report Governance Risk and capital management Additional information Financial review Traded market risk VaR back-testing The main approach employed to assess the VaR model’s ongoing performance is back-testing, which counts the number of days when a loss exceeds the corresponding daily VaR estimate, measured at a 99% confidence level. Two types of profit and loss (P&L) are used in back-testing comparisons: Actual P&L and Hypothetical P&L. For more details on the back-testing approach, refer to the Pillar 3 Report. The table below shows internal back-testing exceptions in the major NatWest Markets businesses for the 250-business-day period to 31 December 2022. Internal back-testing compares one-day 99% traded internal VaR with Actual and Hypothetical (Hypo) P&L. Back-testing exceptions Actual Hypo Rates 2 6 Currencies — 7 Credit — — xVA 1 1  The exceptions in the Rates business were mainly driven by market moves in sterling, euro and US dollar rates and sterling inflation.  The exceptions in the Currencies business were mainly driven by market moves related to sterling, the euro and the US dollar.  The total xVA loss was driven by a loss due to the default of a counterparty. Stressed VaR (SVaR) As with VaR, the SVaR methodology produces estimates of the potential change in the market value of a portfolio, over a specified time horizon, at a given confidence level. SVaR is a VaR-based measure using historical data from a one-year period of stressed market conditions. A simulation of 99% VaR is run on the current portfolio for each 250-day period from 2005 to the current VaR date, moving forward one day at a time. The SVaR is the worst VaR outcome of the simulated results. This is in contrast with VaR, which is based on a rolling 500-day historical data set. A time horizon of ten trading days is assumed with a confidence level of 99%. The internal traded SVaR model captures all trading book positions. 2022 2021 Average Maximum Minimum Period end Average Maximum Minimum Period end £m £m £m £m £m £m £m £m Total internal traded SVaR 70 206 34 40 95 175 46 66  Traded SVaR was, on an average basis, lower in 2022 than in 2021, following the reduction in tenor basis risk in sterling flow trading resulting from the VaR model update in Q3 2021. Risks Not In VaR (RNIVs) The RNIV framework is used to identify and quantify market risks that are not fully captured by the internal VaR and SVaR models. RNIV calculations form an integral part of ongoing model and data improvement efforts to capture all market risks in scope for model approval in VaR and SVaR. For further qualitative and quantitative disclosures on RNIVs, refer to the Market risk section of the Pillar 3 Report. Stress testing Incremental risk charge (IRC) The IRC model quantifies the impact of rating migration and default events on the market value of instruments with embedded credit risk (in particular, bonds and credit default swaps) held in the trading book. It further captures basis risk between different instruments, maturities and reference entities. For further qualitative and quantitative disclosures on the IRC, refer to the Market risk section of the Pillar 3 Report. 260 NatWest Group | 2022 Annual Report on Form 20-F For information on stress testing, refer to page 168.

Risk and capital management *continued*

Market risk – linkage to balance sheet

The table below analyses NatWest Group's balance sheet by non-trading and trading business.

	2022			2021			
	Total £bn	Non-trading business £bn	Trading business £bn	Total £bn	Non-trading business £bn	Trading business £bn	Primary market risk factor
Assets							
Cash and balances at central banks	144.8	144.8	—	177.8	177.8	—	Interest rate
Trading assets	45.6	1.2	44.4	59.2	0.7	58.5	
Reverse repos	21.5	—	21.5	20.7	—	20.7	Interest rate
Securities	9.9	—	9.9	25.0	—	25.0	interest rate, credit spreads, equity
Other	14.2	1.2	13.0	13.5	0.7	12.8	Interest rate
Derivatives	99.5	1.3	98.2	106.1	1.6	104.5	Interest rate, credit spreads, equity
Settlement balances	2.6	0.2	2.4	2.1	0.2	1.9	Settlement
Loans to banks	7.1	7.0	0.1	7.7	7.6	0.1	Interest rate
Loans to customers	366.3	366.2	0.1	359.0	358.9	0.1	Interest rate
Other financial assets	30.9	30.9	—	46.1	46.1	—	Interest rate, credit spreads, equity
Intangible assets	7.1	7.1	—	6.7	6.7	—	Interest rate, credit spreads, equity
Other assets	9.3	9.3	—	8.3	8.3	—	
Assets of disposal groups	6.9	6.9	—	9.0	9.0	—	
Total assets	720.1	574.9	145.2	782.0	616.9	165.1	
Liabilities							
Bank deposits	20.4	20.4	—	26.3	26.3	—	Interest rate
Customer deposits	450.3	450.3	—	479.8	479.8	—	Interest rate
Settlement balances	2.0	—	2.0	2.1	—	2.1	Settlement
Trading liabilities	52.8	—	52.8	64.6	0.1	64.5	
Repos	23.7	—	23.7	19.4	—	19.4	Interest rate
Short positions	9.5	—	9.5	25.0	—	25.0	Interest rate, credit spreads
Other	19.6	—	19.6	20.2	0.1	20.1	Interest rate
Derivatives	94.0	1.5	92.5	100.8	3.6	97.2	Interest rate, credit spreads
Other financial liabilities	49.1	49.0	0.1	49.3	48.9	0.4	Interest rate
Subordinated liabilities	6.3	6.3	—	8.4	8.4	—	Interest rate
Notes in circulation	3.2	3.2	—	3.0	3.0	—	Interest rate
Other liabilities	5.5	5.5	—	5.9	5.9	—	
Total liabilities	683.6	536.2	147.4	740.2	576.0	164.2	

(1) Non-trading businesses are entities that primarily have exposures that are not classified as trading book. For these exposures, with the exception of pension-related activities, the main measurement methods are sensitivity analysis of net interest income, internal non-traded VaR and fair value calculations. For more information refer to the non-traded market risk section.

(2) Trading businesses are entities that primarily have exposures that are classified as trading book under regulatory rules. For these exposures, the main methods used by NatWest Group to measure market risk are detailed in the traded market risk section.

(3) Foreign exchange risk affects all non-sterling denominated exposures on the balance sheet across trading and non-trading businesses, and therefore has not been listed in the above tables.

NatWest Group | 2022 Annual Report on Form 20-F 261

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 276 Financial statements Strategic report Governance Risk and capital management Additional information Financial review Financial statements Strategic report Governance Risk and capital management Additional information Financial review Financial statements Strategic report Governance Risk and capital management Additional information Financial review Pension risk Definition Pension risk is defined in a consistent manner to the regulatory definition as the inability to meet contractual obligations and other liabilities to the established employee or related company pension scheme. Sources of risk NatWest Group has exposure to pension risk through its defined benefit schemes worldwide. The Main section of The NatWest Group Pension Fund (the Main section) is the largest source of pension risk with £34.0 billion of assets and £24.7 billion of liabilities at 31 December 2022 (2021 – £52.0 billion of assets and £42.0 billion of liabilities). Refer to Note 5 to the consolidated financial statements, for further details on NatWest Group’s pension obligations, including sensitivities to the main risk factors. Pension scheme liabilities vary with changes in long-term interest rates and inflation as well as with pensionable salaries, the longevity of scheme members and legislation. Pension scheme assets vary with changes in interest rates, inflation expectations, credit spreads, exchange rates, and equity and property prices. NatWest Group is exposed to the risk that the schemes’ assets, together with future returns and additional future contributions, are estimated to be insufficient to meet liabilities as they fall due. In such circumstances, NatWest Group could be obliged (or might choose) to make additional contributions to the schemes or be required to hold additional capital to mitigate this risk. Key developments in 2022  There were no material changes to NatWest Group’s exposure to pension risk during the year. Despite market volatility, the Main section remained resilient, primarily due to its interest rate and inflation hedging strategy, as well as its limited exposure to equities. Furthermore, the Main section held sufficient collateral in relation to its liability hedging portfolio, without the need to sell assets to meet collateral requirements. Some of NatWest Group’s smaller schemes faced more challenging dynamics, with reductions in funding levels, but continued to be able to raise collateral as required. Any impact was not material at NatWest Group level.  In line with the Memorandum of Understanding signed with the Trustee of the Main section in April 2018, a £500 million lump sum contribution was paid into the Main section, following the share buyback in Q1 2022.  Since 31 December 2022, it has been agreed with the Trustee of the Main section, that remaining contributions of £471 million previously due to the Main section under the Memorandum of Understanding signed in April 2018, will instead be paid into a new legal structure. For further details, refer to Note 5 to the consolidated financial statements.  As part of the ongoing phased withdrawal from the Republic of Ireland, in December 2022, an agreement was reached with the Trustees of NatWest Group’s defined benefit pension schemes in the Republic of Ireland to secure the long-term strategy for the schemes. Governance Chaired by the Chief Financial Officer, the Group Asset & Liability Management Committee is a key component of NatWest Group’s approach to managing pension risk. It considers the pension impact of the capital plan for NatWest Group and reviews the performance of NatWest Group’s material pension funds and other issues material to NatWest Group’s pension strategy. It also considers investment strategy proposals from the Trustee of the Main section. Risk appetite NatWest Group maintains an independent view of the risk inherent in its pension funds. NatWest Group has an annually reviewed pension risk appetite statement incorporating defined metrics against which risk is measured. Policies and standards are in place to provide formal controls for pension risk reporting, modelling, governance and stress testing. A pension risk policy, which sits within the NatWest Group enterprise-wide risk management framework, is also in place and is subject to associated framework controls. Monitoring and measurement Pension risk is monitored by the Executive Risk Committee and the Board Risk Committee, whilst the Asset & Liability Management Committee receives updates on the performance of NatWest Group’s material pension funds. NatWest Group also undertakes stress tests on its material defined benefit pension schemes each year. These tests are also used to satisfy the requests of regulatory bodies such as the Bank of England. The stress testing framework includes pension risk capital calculations for the purposes of the Internal Capital Adequacy Assessment Process as well as additional stress tests for a number of internal management purposes. The results of the stress tests and their consequential impact on NatWest Group’s balance sheet, income statement and capital position are incorporated into the overall NatWest Group stress test results. NatWest Bank Plc (a subsidiary of NatWest Group) is the principal employer of the Main section and could be required to fund any deficit that arises. Mitigation Following risk mitigation measures taken by the Trustee in recent years, the Main section is now well protected against interest rate and inflation risks and is being run on a low investment risk basis with relatively small equity risk exposure. The Main section also uses derivatives to manage the allocation of the portfolio to different asset classes and to manage risk within asset classes. The potential impact of climate change is one of the factors considered in managing the assets of the Main section. The Trustee monitors the risk to its investments from changes in the global economy and invests, where return justifies the risk, in sectors that reduce the world’s reliance on fossil fuels, or that may otherwise promote environmental benefits. Further details regarding the Main section Trustee’s approach to managing climate change risk can be found in its Responsible Ownership Policy and its net zero commitment. During the year, the Trustee also produced its first climate disclosures as required by The Occupational Pension Schemes (Climate Change Governance and Reporting) Regulations 2021. 262 NatWest Group | 2022 Annual Report on Form 20-F For further information on governance, refer to page 165.

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 277 Compliance and conduct risk Definition Compliance risk is the risk that NatWest Group fails to observe the letter and spirit of all relevant laws, codes, rules, regulations and standards of good market practice. Conduct risk is the risk of inappropriate behaviour towards customers, or in the markets in which NatWest Group operates, which leads to unfair or inappropriate customer outcomes. The consequences of failing to meet compliance and/or conduct responsibilities can be significant and could result, for example, in legal action, regulatory enforcement, material financial loss and/or reputational damage. Sources of risk Compliance and conduct risks exist across all stages of NatWest Group’s relationships with its customers and arise from a variety of activities including product design, marketing and sales, complaint handling, staff training, and handling of confidential inside information. As set out in Note 26 to the consolidated financial statements, members of NatWest Group are party to legal proceedings and are subject to investigation and other regulatory action in the UK, the US and other jurisdictions. Key developments in 2022  Further progress was made on the compliance agenda during 2022. The first line of defence ring-fencing hub which was established to provide an aggregated view of ring-fencing compliance and risk management continues to work across business segments, functions and legal entities.  From a conduct risk perspective, the focus on consumer protection increased significantly during 2022, given the cost-of-living challenges and their impact on customers in vulnerable situations. The FCA’s increased expectations under its Consumer Duty initiative was also a key development, and the establishment of the consumer duty ‘One Bank’ programme will ensure continued focus on the required ‘paradigm shift’ in the levels of consumer protection.  In December 2021, NatWest Markets Plc pled guilty to one count of wire fraud and one count of securities fraud, related to historical spoofing conduct by former employees in US Treasuries markets, between 2008 and 2014 and, separately, during approximately three months in 2018. In line with the plea agreement with DOJ, an independent monitor was appointed in 2022. The monitor will be engaged in working with NatWest Markets over a three-year period.  More generally, work is also ongoing to further enhance the conduct and compliance risk framework so that it is aligned to a wider programme of work on the overall risk management framework. Governance NatWest Group defines appropriate standards of compliance and conduct and ensures adherence to those standards through its risk management framework. Relevant compliance and conduct matters are escalated through the Executive Risk Committee and Board Risk Committee. Risk appetite Risk appetite for compliance and conduct risks is set at Board level. Risk appetite statements articulate the levels of risk that legal entities, businesses and functions work within when pursuing their strategic objectives and business plans. A range of controls are operated to ensure the business delivers good customer outcomes and are conducted in accordance with legal and regulatory requirements. A suite of policies addressing compliance and conduct risks set appropriate standards across NatWest Group. Examples include policies relating to customers in vulnerable situations, complaints management, cross-border activities and market abuse. Continuous monitoring and targeted assurance are carried out as appropriate. Monitoring and measurement Compliance and conduct risks are measured and managed through continuous assessment and reporting to NatWest Group’s senior risk committees and at Board level. The compliance and conduct risk framework facilitates the consistent monitoring and measurement of compliance with laws and regulations and the delivery of consistently good customer outcomes. The first line of defence is responsible for effective risk identification, reporting and monitoring, with oversight, challenge and review by the second line. Compliance and conduct risk management is also integrated into NatWest Group’s strategic planning cycle. Mitigation Activity to mitigate the most material compliance and conduct risks is carried out across NatWest Group with specific areas of focus in the customer-facing businesses and legal entities. Examples of mitigation include consideration of customer needs in business and product planning, targeted training, conflicts of interest management, market conduct surveillance, complaints management, mapping of priority regulatory requirements and independent monitoring activity. Internal policies help support a strong customer focus across NatWest Group. Financial crime risk Definition Financial crime risk is the risk that NatWest Group's products and services are intentionally or unintentionally used to facilitate financial crime in the form of money laundering, terrorist financing, bribery and corruption, sanctions and tax evasion, as well as external or internal fraud. Sources of risk Financial crime risk may be present if NatWest Group’s customers, employees or third parties undertake or facilitate financial crime, or if NatWest Group’s products or services are used intentionally or unintentionally to facilitate such crime. Financial crime risk is an inherent risk across all lines of business. Key developments in 2022  Significant investment continued to be made to support delivery of the multi-year transformation plan across financial crime risk management.  Enhancements were made to technology and data analytics to improve the effectiveness of systems used to monitor customers and transactions.  A financial crime and fraud goal was rolled out to approximately 55,000 colleagues across NatWest Group. NatWest Group | 2022 Annual Report on Form 20-F 263

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 278 Financial statements Strategic report Governance Risk and capital management Additional information Financial review Financial statements Strategic report Governance Risk and capital management Additional information Financial review Financial statements Strategic report Governance Risk and capital management Additional information Financial review Financial crime risk continued  Financial crime roadshows were held throughout the year to further embed financial crime risk management culture and behaviours.  Systematic Anti-Money Laundering Programme assessment. In January 2022, NatWest Group received the Skilled Person’s final report in connection with governance arrangements for two financial crime change programmes in respect of which the Skilled Person had been appointed under section 166 of the Financial Services and Markets Act 2000 to provide assurance. The FCA confirmed in March 2022 that the section 166 review had been concluded. Governance The Financial Crime Executive Steering Group, which is jointly chaired by the Chief Risk Officer and the Group Chief Information Officer (previously the Chief Administration Officer), is the core governance committee for financial crime risk (excluding fraud). It oversees financial crime risk management, operational performance, and transformation matters including decision-making and escalations to the Executive Risk Committee, Board Risk Committee and NatWest Group Executive Committee. The Fraud Executive Steering Group, which is chaired by the Chief Information Officer, is the core governance committee for fraud. It oversees fraud risk management, operational performance, and investment matters including decision-making and escalations to relevant senior committees. Risk appetite There is no appetite to operate in an environment where systems and controls do not enable the effective identification, assessment, monitoring, management and mitigation of financial crime risk. NatWest Group’s systems and controls must be comprehensive and proportionate to the nature, scale and complexity of its businesses NatWest Group operates a framework with preventative and detective controls designed to mitigate the risk that it could facilitate financial crime. These controls are supported by a suite of policies, procedures and guidance to ensure they operate effectively. Monitoring and measurement Financial crime risks are identified and reported through continuous risk management and regular reporting to senior risk committees and the NatWest Group Board. Quantitative and qualitative data is reviewed and assessed to measure whether financial crime risk is within risk appetite. Mitigation Through the financial crime framework, relevant policies, systems, processes and controls are used to mitigate and manage financial crime risk. This includes the use of dedicated screening and monitoring systems and controls to identify people, organisations, transactions and behaviours that may require further investigation or other actions. Centralised expertise is available to detect and disrupt threats to NatWest Group and its customers. Intelligence is shared with law enforcement, regulators and government bodies to strengthen national and international defences against those who would misuse the financial system for criminal motives. Climate risk Definition Climate risk is the threat of financial loss or adverse non-financial impacts associated with climate change and the political, economic and environmental responses to it. Sources of risk Physical risks may arise from climate and weather-related events such as heatwaves, droughts, floods, storms and sea level rises. They can potentially result in financial losses, impairing asset values and the creditworthiness of borrowers. NatWest Group could be exposed to physical risks directly by the effects on its property portfolio and, indirectly, by the impacts on the wider economy as well as on the property and business interests of its customers. Transition risks may arise from the process of adjustment towards a low-carbon economy. Changes in policy, technology and sentiment could prompt reassessment of customers’ financial risk and may lead to falls in the value of a large range of assets. NatWest Group could be exposed to transition risks directly through the costs of adaptation within economic sectors and markets as well as supply chain disruption leading to financial impacts on it and its customers. Potential indirect effects include the erosion of NatWest Group’s competitiveness, profitability, reputational damage and liability risk. Key developments in 2022  The enhancement of scenario generation capability, building on our internal scenario analysis capability developed over 2021 that supported risk management and participation in the PRA Climate Biennial Exploratory Scenario (CBES).  To support the management of credit risk, the application of first generation qualitative climate risk scorecards within customer conversations, and initiation of testing of enhanced scorecards including quantitative elements.  Improved oversight of management of climate-related risk through regular reporting and review of climate risk appetite measures and key risk indicator trends informing monthly risk committee updates.  The assessment of potential greenwashing risks driven by a hypothetical risk scenario where increased competition in the green finance market leads to less efficient product designs and diminished robustness of governance.  The preparation of an initial iteration of the NatWest Group Climate Transition plan including identification and analysis of potential impacts associated with proposed actions. Governance The Board is responsible for monitoring and overseeing climate-related risk within NatWest Group’s overall business strategy and risk appetite. The potential impact, likelihood and preparedness of climate-related risk are reported regularly to the Board Risk Committee and the Board. The Chief Risk Officer shares accountability with the CEO under the Senior Managers and Certification Regime for identifying and managing the financial risks arising from climate change. This includes ensuring that the financial risks from climate change are adequately reflected in risk management frameworks, and that NatWest Group can identify, measure, monitor, manage and report on its exposure to these risks. 264 NatWest Group | 2022 Annual Report on Form 20-F

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 279 Climate risk continued The Climate Change Executive Steering Group is responsible for overseeing the direction of and progress against NatWest Group’s climate-related commitments. During 2022, the Executive Steering Group focused on overseeing the preparation of the initial iteration of NatWest Group’s Climate Transition Plan, progression in establishing partnerships and opportunities including oversight of progress against the NatWest Group climate and sustainable funding and financing target, and ensuring the effective management of climate-related risks. The Executive Steering Group will continue to supervise strategic implementation and delivery, supported by the Climate Centre of Excellence. Risk appetite NatWest Group’s ambition is to be a leading bank in the UK in helping to address climate change. This ambition is underpinned by activity to reduce the climate impact of financing activity by at least 50% by 2030 and to achieve net zero by 2050. Work continued in 2022 to mature NatWest Group’s climate-related risk capabilities in accordance with the risk management framework. In December 2022, the Board approved the adoption of enhanced climate risk appetite measures into the enterprise-wide risk management framework, which are designed to provide a heightened focus on balance sheet exposure to financed emissions. Combined with segment-specific risk measures, this suite of metrics will enable reporting of climate risk appetite to senior risk management forums and links risk management to NatWest Group’s strategic goals and priorities. Monitoring and measurement NatWest Group focused on developing the capabilities to use scenario analysis to identify the most material climate risks and opportunities for its customers, seeking to harness insights to inform risk management practices and maximise the opportunities arising from a transition to a low-carbon economy. Scenario analysis allows NatWest Group to test a range of possible future climate pathways and understand the nature and magnitude of the risks they present. The purpose of scenario analysis is not to forecast the future but to understand and prepare to manage risks that could arise. Key priorities in 2022 have included enhancing our climate scenario analysis capabilities to both address ongoing regulatory expectations and building on the infrastructure required by NatWest Group to meet current and future climate scenario analysis objectives. NatWest Group made significant investment in developing a variety of internal scenario analysis tools which support the development of commercial strategy, products and services and help manage risks, including managing exposures efficiently and removing unmitigated risks from future climate impacts. NatWest Group recognises a number of key use cases for climate scenario analysis, including, but not restricted to, the following:  Regulatory stress testing requirements.  Heightened climate risk sector classifications.  Sector/sub-sector risk appetite.  Lending pricing.  Portfolio management.  Strategic decision-making. NatWest Group made material progress in developing internal climate modelling capabilities, building on the learnings from our internal scenario analysis carried out in 2021 and participation in the CBES. NatWest Group has enhanced its scenario generation capabilities to support future integration of climate risk into strategic planning, Internal Capital Adequacy Assessment Processes (ICAAP) and IFRS 9. Modelling infrastructure to execute scenarios matured in 2022, giving increased flexibility for scenario analysis capability for short, medium and long-term scenarios. Incorporation into the NatWest Group strategic plan and ICAAP ensures that NatWest Group factors climate into strategic planning and appropriately capitalises for the most material source of climate risk over the capital planning horizon. Developing internal methodologies also enhances the capacity to integrate scenario analysis with customer journeys. This builds on NatWest Group’s ability not only to effectively develop tools for risk management but also to develop products and processes that support NatWest Group’s customers’ transition. NatWest Group also focused on developing an internal methodology for forecasting its counterparties’ corporate transition risk via counterparty level modelling infrastructure and climate risk customer scorecards. NatWest Group is actively targeting the minimisation of reliance on third party models, whilst recognising there is likely to be some reliance on them over the medium-to-long term given the specialist and evolving nature of climate financial risk management. Enhancement of this infrastructure links very closely with the scenario analysis noted above. Further information on this can be found in NatWest Group’s 2022 Climate-related Disclosures Report. Internal scenario analysis carried out to support participation in the CBES focused on the application of three climate scenarios (early policy action, late policy action and no additional action and a counterfactual scenario) to quantify climate risk across NatWest Group’s lending portfolio. This showed that NatWest Group was most exposed to a late transition scenario with a concentrated period of losses between 2030 and 2035, the point at which disruptive transition policy is implemented, resulting in an economic recession. The early action scenario resulted in more gradual losses through the stress horizon, with the earlier onset of transition curtailing impairments in comparison to the sharp onset in the late action scenario. A key conclusion for transition risk is that supporting customers’ transition to net zero is critical to manage NatWest Group’s exposures to transition risk. The effects of physical risk were explored through the no additional action scenario which produced lower total cumulative impairments compared to the early action and late action scenarios. This comparatively lower level of impairments is reflective of NatWest Group’s diversified book and geographic exposure. NatWest Group’s results broadly aligned with the key findings and aggregate outcome for banks (across both physical and transition risk). NatWest Group | 2022 Annual Report on Form 20-F 265

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 280 Financial statements Strategic report Governance Risk and capital management Additional information Financial review Climate risk continued However, NatWest Group recognises the industry data and methodology limitations for physical risk and therefore recognises that the no additional action scenario does not capture the severe long-term effects of irreversible climate change. Further information on results, limitations and conclusions can be found in NatWest Group’s 2022 Climate-related Disclosures Report. There are a number of challenges with climate scenario analysis, for example in relation to climate data. NatWest Group continues to participate in a number of industry forums including the United Nations Principles for Responsible Banking, which provides a unique framework for banks to align strategy and practice with the Sustainable Development Goals and Paris Climate Agreement. In addition, NatWest Group is also represented on the Climate Financial Risk Forum established by the PRA and FCA to shape the financial services industry’s response to the challenges posed by climate risk and continues to work with a number of UK and international bodies to develop climate scenario analysis best practices. NatWest Group is continuing to make progress in embedding climate risk analytics as appropriate across customer journeys and in supporting decision-making at customer and strategic portfolio levels. Leveraging qualitative and quantitative outputs from scenario analysis, will enable NatWest Group to integrate outcomes into risk appetite measures and customer origination processes. Developing the ability to incorporate these outcomes enables NatWest Group to manage and mitigate both the risks but also the opportunities that are presented by climate risk. Operational risk Definition Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or external events. It arises from day-to-day operations and is relevant to every aspect of the business. Sources of risk Operational risk may arise from a failure to manage operations, systems, transactions and assets appropriately. This can take the form of human error, an inability to deliver change adequately or on time, the non-availability of technology services, or the loss of customer data. Systems failure, theft of NatWest Group property, information loss and the impact of natural, or man-made, disasters – as well as the threat of cyber-attacks – are sources of operational risk. Operational risk can also arise from a failure to account for changes in law or regulations or to take appropriate measures to protect assets. Key developments in 2022  A review of the NatWest Group Risk Directory was completed, allowing greater risk visibility and improved risk reporting.  The NatWest Group Impact Classification Matrix was updated to align to industry materiality, ensuring focus on the most material risks.  An Early Event Escalation Process was implemented to ensure material events are escalated in a timely manner.  A Risk & Control Self-Assessment approach was developed to identify risks across end-to-end processes, refocusing existing risk assessment, towards materiality.  A payments review has been initiated in late 2022 to assess control enhancements in response to manual payment risk. Governance The governance arrangements in place for operational risk are aligned to the requirements set out in the Board approved enterprise-wide risk management framework and are consistent with achieving safety, soundness and sustainable risk outcomes. Aligned to this, a strong operational risk management oversight function is vital to support NatWest Group’s ambitions to serve its customers better. Improved management of operational risk against defined appetite is vital for stability and reputational integrity. Risk appetite Operational risk appetite supports effective management of all operational risks. It expresses the level and types of operational risk NatWest Group is willing to accept to achieve its strategic objectives and business plans. NatWest Group’s operational risk appetite statement encompasses the full range of operational risks faced by its legal entities, businesses and functions. Mitigation The Control Environment Certification (CEC) process is a half-yearly self-assessment by the CEOs of NatWest Group’s customer-facing business areas, as well as the heads of the bank’s support functions. It provides a consistent and comparable view on the adequacy and effectiveness of the internal control environment. CEC covers material risks and the underlying key controls, including financial, operational and compliance controls, as well as their supporting risk management frameworks. The CEC outcomes, including forward-looking assessments for the next two half-yearly cycles and progress on control environment improvements, are reported to the Group Audit Committee and Board Risk Committee. They are also shared with external auditors. The CEC process helps to ensure compliance with the NatWest Group Policy Framework, Sarbanes-Oxley 404 requirements concerning internal control over financial reporting and certain requirements of the UK Corporate Governance Code. Risks are mitigated by applying key preventative and detective controls This is an integral step in the risk self-assessment methodology which determines residual risk exposure. Control owners are accountable for the design, execution, performance and maintenance of key controls. Key controls are regularly assessed for adequacy and tested for effectiveness. The results are monitored and, where a material change in performance is identified, the associated risk is re-evaluated. Monitoring and measurement Risk and control self-assessments are used across all business areas and support functions to identify and assess material operational risks, conduct risks and key controls. All risks and controls are mapped to NatWest Group’s Risk Directory. Risk assessments are refreshed at least annually to ensure they remain relevant and that they capture any emerging risks and also ensure that these risks are reassessed. The process is designed to confirm that risks are effectively managed in line with risk appetite. Controls are tested at the appropriate frequency to verify that they remain fit-for-purpose and operate effectively to reduce the identified risks. NatWest Group uses the standardised approach to calculate its Pillar 1 operational risk capital requirement. This is based on multiplying three years’ average historical gross income by coefficients set by the regulator based on business line. 266 NatWest Group | 2022 Annual Report on Form 20-F

Risk and capital management *continued*

Operational risk continued

As part of the wider Internal Capital Adequacy Assessment Process an operational risk economic capital model is used to assess Pillar 2A, which is a risk-sensitive add-on to Pillar 1. The model uses historical loss data (internal and external) and forward-looking scenario analysis to provide a risk-sensitive view of NatWest Group's Pillar 2A capital requirement.

Scenario analysis is used to assess how severe but plausible operational risks will affect NatWest Group. It provides a forward-looking basis for evaluating and managing operational risk exposures.

Refer to the Capital, liquidity and funding risk section for the operational risk capital requirement figures.

Operational resilience

NatWest Group manages and monitors operational resilience through its risk and control self-assessment methodology. This is underpinned by setting and monitoring of risk indicators and performance metrics for the operational resilience of key business services. Progress continued on embedding regulator expectations for operational resilience, with involvement in a number of industry-wide operational resilience forums. This enables a cross-sector view of the operational resilience risk profile and the pace of ongoing innovation and change, both internally and externally.

NatWest Group operates layered security controls and its network architecture is designed to provide inherent protection against threats. This approach avoids reliance on any one type or method of security control. Minimum security control requirements are set out in Key Risk policies, standards, processes and procedures. Through 2023 NatWest Group will monitor and manage the threat landscape focusing on:

- Attack Surface Vulnerabilities - such as the rising number of zero-days and code vulnerabilities impacting organisations
- Initial Access Brokers and Nation States – increasingly sophisticated attacks from ransomware gangs and ongoing challenges following Russia's invasion of Ukraine which has raised international tensions increasing the likelihood of disruptive cyber-attacks.

As cyberattacks evolve and become more sophisticated, NatWest Group continues to invest in additional capability designed to defend against emerging threats.

Event and loss data management

The operational risk event and loss data management process ensures NatWest Group captures and records operational risk financial and non-financial events that meet defined criteria. Loss data is used for regulatory and industry reporting and is included in capital modelling when calculating economic capital for operational risk. The most serious events are escalated in a simple, standardised process to all senior management, by way of a 'Early Event Escalation Process'.

All financial impacts and recoveries associated with an operational risk event are reported against the date they were recorded in NatWest Group's financial accounts. A single event can result in multiple losses (or recoveries) that may take time to crystallise. Losses and recoveries with a financial accounting date in 2021 may relate to events that occurred, or were identified in, prior years. NatWest Group purchases insurance against specific losses and to comply with statutory or contractual requirements.

Percentage and value of events

At 31 December 2022, events aligned to the clients, products and business practices (CPBP) event category accounted for 76% of NatWest Group's operational risk losses (compared to 80% in 2021). The decrease reflects lower conduct-related provisions were recorded during 2022 compared to prior years.

	Value of events				Volume of events (1)	
	£m		Proportion		Proportion	
	2022	2021	2022	2021	2022	2021
Fraud	34	71	17%	16%	90%	81%
Clients, products and business practices	153	366	76%	80%	2%	7%
Execution, delivery and process management	14	9	7%	2%	7%	8%
Employment practices and workplace safety	—	6	—	1%	1%	3%
Technology and infrastructure failures	1	3	—	1%	—	1%
Disasters and public safety	—	—	—	—	—	—
	202	455	100%	100%	100%	100%

(1) The calculation in the above table is based on the volume and value of events (the proportion and cost of operational risk events to NatWest Group) where the associated loss is more than or equal to £10,000.

NatWest Group | 2022 Annual Report on Form 20-F 267

Risk and capital management continued NatWest Group Annual Report and Accounts 2022 282 Financial statements Strategic report Governance Risk and capital management Additional information Financial review Model risk Definition Model risk is the risk of inaccurate financial assessments or decisions made as a result of incorrect or misused model outputs and reports. NatWest Group defines a model as a quantitative method, system, or approach that applies statistical, economic, financial, accounting, mathematical or data science theories, techniques and assumptions to process input data into quantitative estimates. Sources of risk NatWest Group uses a variety of models in the course of its business activities. Examples include the use of model outputs to support customer decisioning, measuring and assessing risk exposures (including credit, market, and climate risk), as well as calculating regulatory capital and liquidity requirements. Model applications may give rise to different risks depending on the business segment in which they are used. Model risk is therefore assessed separately for each business segment in addition to the overall assessment made for NatWest Group. Key developments in 2022  NatWest Group’s model risk management practices continued to evolve, driven through a dedicated Model Management Programme. This delivered an enhanced model management committee structure, a new model risk governance team operating model and an improved model inventory.  Aligned to the implementation of the enterprise-wide risk management framework, new model risk management procedures were approved to support the identification, assessment and monitoring of model risk.  NatWest Group provided a comprehensive response to the PRA’s Consultation Paper on Model Risk Management (CP6/22). A self-assessment of the bank’s current Model Risk Policy compared to the PRA’s draft Supervisory Statement was completed and gaps identified. A programme of work will be established in 2023 to continue to evolve the bank’s model risk management framework in line with regulatory expectations and industry best practice. Governance A governance framework is in place to ensure policies and processes relating to models are appropriate and effective. Two roles are key to this – model risk owners and model risk officers. Model risk owners are responsible for model approval and ongoing performance monitoring. Model risk officers, in the second line, are responsible for oversight, including ensuring that models are independently validated prior to use and on an ongoing basis aligned to the model’s risk rating. Model risk matters are escalated to senior management in several ways. These include model risk oversight committees, as well as the relevant business and function model management committees. A new NatWest Group Model Risk Oversight Committee will further enhance model risk governance by providing a direct escalation route to the NatWest Group Executive Risk Committee and, where applicable, onwards to the NatWest Group Board Risk Committee. Risk appetite Model risk appetite is set in order to limit the level of model risk that NatWest Group is willing to accept in the course of its business activities. The model risk appetite statement and measures are approved by the board on BRC’s recommendation. Business areas are responsible for monitoring performance against appetite and remediating models outside appetite. Monitoring and measurement Policies and procedures related to the development, validation, approval, implementation, use and ongoing monitoring of models are in place to ensure adequate control across the lifecycle of an individual model. Validation of material models is conducted by an independent risk function comprising of skilled, well-informed subject matter experts. This is completed for new models or amendments to existing models and as part of an ongoing periodic programme to assess model performance. The frequency of periodic validation is aligned to the risk rating of the model. The independent validation focuses on a variety of model features, including modelling approach, the nature of the assumptions used, the model’s predictive ability and complexity, the data used in the model, its implementation and its compliance with regulation. The level of risk relating to an individual model is assessed through a model risk rating. A quantitative approach is used to determine the risk rating of each model, based on the model’s materiality and validation rating. This approach provides the basis for model risk appetite measures and enables model risk to be robustly monitored and managed across NatWest Group. Ongoing performance monitoring is conducted by model owners and overseen by the model validators to ensure parameter estimates and model constructs remain fit for purpose, model assumptions remain valid and that models are being used consistently with their intended purpose. This allows timely action to be taken to remediate poor model performance and/or any control gaps or weaknesses. If a model risk issue arises due to an operational control weakness (and the residual risk meets the operational risk thresholds, then an operational risk issue would be raised. Mitigation By their nature – as approximations of reality – model risk is inherent in the use of models. It is managed by refining or redeveloping models where appropriate – due to changes in market conditions, business assumptions or processes – and by applying adjustments to model outputs (either quantitative or based on expert opinion). Enhancements may also be made to the process within which the model output is used in order to further limit risk levels. Reputational risk Definition Reputational risk is defined as the risk of damage to stakeholder trust due to negative consequences arising from internal actions or external events. Sources of risk Reputational risks can originate from internal actions and external events. The three primary drivers of reputational risk have been identified as: failure in internal execution; a conflict between NatWest Group’s values and the public agenda; and contagion (when NatWest Group’s reputation is damaged by failures in the wider financial sector). 268 NatWest Group | 2022 Annual Report on Form 20-F

Risk and capital management continued NatWest Group Reputational risk continued Key developments in 2022  A new reputational risk policy was implemented to manage reputational risk at an organisational level.  The NatWest Group Reputational Risk Register was further embedded into the organisation, the results of which are reported to the NatWest Group Reputational Risk Committee.  All Environmental, Social & Ethical (ESE) risk acceptance criteria underwent a review to align with Our Purpose. Governance A reputational risk policy supports reputational risk management across NatWest Group. Reputational risk committees review relevant issues at an individual business or entity level, while the NatWest Group Reputational Risk Committee opines on issues, cases, sectors and themes that represent material reputational risks. The NatWest Group Board Risk Committee oversees the identification and reporting of reputational risk. Risk appetite NatWest Group manages and articulates its appetite for reputational risk through a qualitative reputational risk appetite statement and associated quantitative measures. NatWest Group seeks to identify, measure and manage risk aligned to stakeholder trust. However, reputational risk is inherent in NatWest Group’s operating environment and public trust is a specific factor in setting reputational risk appetite. Monitoring and measurement Relevant internal and external factors are monitored through regular reporting to the reputational risk committees at business or entity level and escalated, where appropriate, to the NatWest Group Reputational Risk Committee or the NatWest Group Board Risk Committee. Mitigation Standards of conduct are in place across NatWest Group requiring strict adherence to policies, procedures and ways of working to ensure business is transacted in a way that meets – or exceeds – stakeholder expectations. External events that could cause reputational damage are identified and mitigated through NatWest Group’s Top and Emerging Threats process (where sufficiently material) as well as through the NatWest Group and business segment-level risk registers. NatWest Group has in recent years been the subject of investigations and reviews by a number of regulators and governmental authorities, some of which have resulted in past fines, settlements and public censure. Refer to the Litigation and regulatory matters section of Note 26 to the consolidated financial statements for details of material matters currently affecting NatWest Group. NatWest Group | 2022 Annual Report on Form 20-F 269

Forward looking statements Cautionary statement regarding forward-looking statements Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘will’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions. In particular, this document includes forward-looking targets and guidance relating to financial performance measures, such as income growth, operating expense, RoTE, ROE, discretionary capital distribution targets, impairment loss rates, balance sheet reduction, including the reduction of RWAs, CET1 ratio (and key drivers of the CET1 ratio including timing, impact and details), Pillar 2 and other regulatory buffer requirements and MREL and non-financial performance measures, such as NatWest Group’s initial area of focus, climate and ESG-related performance ambitions, targets and metrics, including in relation to initiatives to transition to a net zero economy, Climate and Sustainable Funding and Financing (CSFF) and financed emissions. In addition, this document includes forward-looking statements relating, but not limited to: implementation of NatWest Group’s purpose-led strategy and other strategic priorities (including in relation to: phased withdrawal from ROI, cost-controlling measures, the NatWest Markets refocusing, the creation of the C&I franchise and the progression towards working as One Bank across NatWest Group to serve customers); the timing and outcome of litigation and government and regulatory investigations; direct and on-market buy-backs; funding plans and credit risk profile; managing its capital position; liquidity ratio; portfolios; net interest margin and drivers related thereto; lending and income growth, product share and growth in target segments; impairments and write-downs; restructuring and remediation costs and charges; NatWest Group’s exposure to political risk, economic assumptions and risk, climate, environmental and sustainability risk, operational risk, conduct risk, financial crime risk, cyber, data and IT risk and credit rating risk and to various types of market risk, including interest rate risk, foreign exchange rate risk and commodity and equity price risk; customer experience, including our Net Promotor Score (NPS); employee engagement and gender balance in leadership positions. Limitations inherent to forward-looking statements These statements are based on current plans, expectations, estimates, targets and projections, and are subject to significant inherent risks, uncertainties and other factors, both external and relating to NatWest Group’s strategy or operations, which may result in NatWest Group being unable to achieve the current plans, expectations, estimates, targets, projections and other anticipated outcomes expressed or implied by such forward-looking statements. In addition, certain of these disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations, including assumptions and estimates made by management. By their nature, certain of these disclosures are only estimates and, as a result, actual future results, gains or losses could differ materially from those that have been estimated. Accordingly, undue reliance should not be placed on these statements. The forward-looking statements contained in this document speak only as of the date we make them and we expressly disclaim any obligation or undertaking to update or revise any forward-looking statements contained herein, whether to reflect any change in our expectations with regard thereto, any change in events, conditions or circumstances on which any such statement is based, or otherwise, except to the extent legally required. Important factors that could affect the actual outcome of the forward-looking statements We caution you that a large number of important factors could adversely affect our results or our ability to implement our strategy, cause us to fail to meet our targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements described in this document. These factors include, but are not limited to, those set forth in the risk factors and the other uncertainties described in NatWest Group plc’s Annual Report on Form 20-F and its other filings with the US Securities and Exchange Commission. The principal risks and uncertainties that could adversely NatWest Group’s future results, its financial condition and/or prospects and cause them to be materially different from what is forecast or expected, include, but are not limited to: economic and political risk (including in respect of: political and economic risks and uncertainty in the UK and global markets, including due to high inflation, supply chain disruption and the Russian invasion of Ukraine); uncertainty regarding the effects of Brexit; changes in interest rates and foreign currency exchange rates; and HM Treasury’s ownership as the largest shareholder of NatWest Group plc); strategic risk (including in respect of the implementation of NatWest Group’s purpose-led Strategy; future acquisitions and divestments; phased withdrawal from ROI and the transfer of its Western European corporate portfolio); financial resilience risk (including in respect of: NatWest Group’s ability to meet targets and to make discretionary capital distributions; the competitive environment; counterparty and borrower risk; prudential regulatory requirements for capital and MREL; liquidity and funding risks; changes in the credit ratings; the requirements of regulatory stress tests; model risk; sensitivity to accounting policies, judgments, assumptions and estimates; changes in applicable accounting standards; the value or effectiveness of credit protection; the adequacy of NatWest Group’s future assessments by the Prudential Regulation Authority and the Bank of England; and the application of UK statutory stabilisation or resolution powers); climate and sustainability risk (including in respect of: risks relating to climate change and the transitioning to a net zero economy; the implementation of NatWest Group’s climate change strategy, including publication of an initial climate transition plan in 2023 and climate change resilient systems, controls and procedures; climate-related data and model risk; the failure to adapt to emerging climate, environmental and sustainability risks and opportunities; changes in ESG ratings; increasing levels of climate, environmental and sustainability related regulation and oversight; and climate, environmental and sustainability-related litigation, enforcement proceedings and investigations); operational and IT resilience risk (including in respect of: operational risks (including reliance on third party suppliers); cyberattacks; the accuracy and effective use of data; complex IT systems; attracting, retaining and developing senior management and skilled personnel; NatWest Group’s risk management framework; and reputational risk); and legal, regulatory and conduct risk (including in respect of: the impact of substantial regulation and oversight; compliance with regulatory requirements; the outcome of legal, regulatory and governmental actions and investigations; the transition of LIBOR other IBOR rates to replacement risk-free rates; and changes in tax legislation or failure to generate future taxable profits). 270 NatWest Group | 2022 Annual Report on Form 20-F

Forward looking statements Climate and ESG disclosures Climate and ESG disclosures in this document are not measures within the scope of International Financial Reporting Standards (‘IFRS’), use a greater number and level of judgements, assumptions and estimates, including with respect to the classification of climate and sustainable funding and financing activities, than our reporting of historical financial information in accordance with IFRS. These judgements, assumptions and estimates are highly likely to change over time, and, when coupled with the longer time frames used in these disclosures, make any assessment of materiality inherently uncertain. In addition, our climate risk analysis, net zero strategy, including the implementation of our climate transition plan remain under development, and the data underlying our analysis and strategy remain subject to evolution over time. The process we have adopted to define, gather and report data on our performance on climate and ESG measures is not subject to the formal processes adopted for financial reporting in accordance with IFRS and there are currently limited industry standards or globally recognised established practices for measuring and defining climate and ESG related metrics. As a result, we expect that certain climate and ESG disclosures made in this document are likely to be amended, updated, recalculated or restated in the future. Please also refer to the cautionary statement in the section entitled ‘Climate-related and other forward-looking statements and metrics’ of the NatWest Group 2022 Climate-related Disclosures Report. Cautionary statement regarding Non-IFRS financial measures and APMs NatWest Group prepares its financial statements in accordance with generally accepted accounting principles (GAAP). This document may contain financial measures and ratios not specifically defined under GAAP or IFRS (‘Non-IFRS’) and/or alternative performance measures (‘APMs’) as defined in European Securities and Markets Authority (‘ESMA’) guidelines. Non-IFRS measures and/or APMs are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison. Non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. Any Non-IFRS measures and/or APMs included in this document, are not measures within the scope of IFRS, are based on a number of assumptions that are subject to uncertainties and change, and are not a substitute for IFRS measures. The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or a solicitation of an offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments. NatWest Group | 2022 Annual Report on Form 20-F 271